UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

1- THE ESTRIDGE GROUP, INC.
2- ESTRIDGE DEVELOPMENT COMPANY, INC.
3- PAUL E. ESTRIDGE CORP.
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul J. Hayes
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Messaglia, Esq.
Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

236110	The Estridge Group, Inc.	35-1571489
531390	Estrdige Development Company, Inc.	35-1787341
236110	Paul E. Estridge Corp.	35-1387708
(Primary standard industrial Classification Code Number)		(I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Director of Issuers

Paul E. Estridge, Jr.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

(b) Executive Officers of Issuers

The business and affairs of the Issuers are ultimately directed by Paul E. Estridge, Jr., as principal shareholder and sole director, pursuant to applicable state law. Paul E. Estridge, Jr. is the President of each of the Issuers. Michael J. Keller is the Treasurer and Secretary of each of the Issuers. Their address is 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032.

(c) N/A

(d) Paul E. Estridge, Jr.

(e) Paul E. Estridge, Jr.

(f) None

(g) Subsidiaries of The Estridge Group, Inc.
Ameritage Homes, LLC
Estridge Design Services, LLC
First Mile Entertainment, LLC
First Mile Capital, LLC
First Mile Services, LLC
First Mile Investments, LLC

Affiliates
BCE Associates, I, LLC
BCE Associates II, LLC
BCE Associates III, LLC
BCE Associates IV, LLC
FirstSource Capital, LLC

Estridge Investments, LLP

(h) Michael J. Messaglia Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dawn Barringer
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(k) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(l) N/A

(m) Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

ITEM 2. **Application of Rule 262**

(a) No

(b) N/A

ITEM 3. **Affiliate Sales**

N/A

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) Illinois, Indiana, Ohio and Tennessee

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

None

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

THE ESTRIDGE GROUP, INC.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311

GUARANTEED BY:
ESTRIDGE DEVELOPMENT COMPANY, INC.
PAUL E. ESTRIDGE CORP.

SERIES 2007 SUBORDINATED NOTES DUE 2010
SERIES 2007 SUBORDINATED NOTES DUE 2012
SERIES 2007 SUBORDINATED NOTES DUE 2015
$2,650,000 Minimum
$5,000,000 Maximum
Minimum Initial Purchase: $5,000

The Estridge Group, Inc. (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2007 Subordinated Notes Due 2010, Series 2007 Subordinated Notes Due 2012, and Series 2007 Subordinated Notes Due 2015 (collectively, the "Notes") with an interest rate of ____%, ___% and ____% per annum, respectively, and a maturity date of ____________, 2010, ____________, 2012, and ____________, 2015, respectively.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on July 1, 2007 (for the period from the date of issuance through June 30, 2007). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000.

The Notes are redeemable at any time on or after January 1, 2008, at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes are guaranteed, as described herein, by Estridge Development Company, Inc. and Paul E. Estridge Corp. (collectively, the "Guarantors").

The Notes and Guaranties will be subordinated to all Senior Indebtedness (as defined herein). As of September 30, 2006, the total Senior Indebtedness would have been approximately $87.2 million. There is no limit on the amount of Senior Indebtedness that may be incurred. See **"Risk Factors" beginning on page 5 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby, and "Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

The Company has been advised by the Placement Agent that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	**Placement Agent Discounts and Commissions[1]**	**Proceeds to Company[2]**
Per Note	$1,000	$75	$925
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

[1] The Placement Agent Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $200,000 (including Placement Agent's attorneys fees which the Company has agreed to reimburse to the Placement Agent).

The Notes are offered by the Placement Agent on a best efforts, minimum-maximum basis as specified herein. If at least $2,650,000 in Notes are not sold within sixty (60) days of the date of this Offering Circular, or such later date not to exceed thirty (30) days as the Company and Placement Agent may agree (the "Termination Date"), then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, MainSource Bank, Greensburg, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. See "**Plan of Distribution**."

INDIANA SECURITIES, LLC

Offering Circular Date: ______________, 2007

Table of Contents

Offering Circular Summary

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Estridge Companies

The Estridge Companies build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area. The companies were founded in 1967, when Paul E. Estridge, Sr. started building custom homes, and built a solid reputation for building the finest custom homes in the Indianapolis area. In 1983, Paul E. Estridge, Jr. joined the family business and started The Estridge Group, Inc. to build family homes in neighborhoods it develops. In 1992, Paul E. Estridge, Jr. purchased his father's interest in these companies. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area, making it one of the largest homebuilders in the area. Additionally, the Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

For financial reporting purposes the Company combines entities in which it has a significant ownership interest and exercises management control. Accordingly, the Consolidated Summary Financial Data and the discussion of the financial condition and results of operations of the Company contained in this Offering Document include the Company, the Guarantors and the subsidiaries of the Company, Ameritage Homes, LLC, First Mile Services, LLC and Estridge Design Services, LLC, and affiliates of the Company, FirstSource Capital, LLC, BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC, and Estridge Investments, LLP, (collectively, the "Estridge Companies"). References in this Offering Circular to "we," "us" or "our" means the Estridge Companies. The Estridge Companies' most recent fiscal year ended September 30, 2006.

In 2006, the Company on a stand alone basis experienced a net loss of $3.0 million compared to net income of $2.8 million for 2005. This loss was less on a consolidated basis as the Estridge Companies reported a consolidated net loss of $2.0 million due to the other Estridge Companies experiencing net income of $933,000. In 2005, the Estridge Companies reported consolidated net income of $5.3 million. The loss experienced by the Company in 2006 results primarily from market conditions, development delays and investments in start-up operations. Prior to 2006, the Company had not incurred a loss since 1986.

Consolidated Summary Financial Data
(unaudited)
(in thousands)

	Fiscal Year Ended September 30, 2006	2005
Consolidated Balance Sheets		
Homes, land and construction in progress	$ 114,940	$ 85,493
Total assets	132,237	102,356
Notes payable	87,184	66,761
Total liabilities	106,183	83,784
Total stockholders' equity	26,054	18,573

Consolidated Statements of Operations

	2006	2005
Net revenues	$ 109,732	$ 143,329
Cost of revenues	88,483	111,901
Gross profit	21,249	31,428
Operating expenses	25,249	24,010
Income (loss) from operations	(4,000)	7,418
Other income (expense)	71	(109)
Net income (loss) before taxes and minority interest in variable interest entities	(3,928)	7,310
Income tax expense (benefit)	(1,907)	2,050
Net income (loss) before minority interest in variable interest entities[3]	(2,021)	5,259
Minority interest in variable interest entities[4]	993	2,503
Net income (Loss)[5]	(3,014)	2,756

See the Financial Statements and accompanying footnotes beginning on Page F-1 of this Offering Circular.

---

[3] Represents the net income (loss) of the Estridge Companies.
[4] Represents the net income (loss) of the Estridge Companies excluding the Company.
[5] Represents the net income (loss) of the Company.

The Offering

Issue	A maximum of $5,000,000 of Notes will be sold. Notes will mature _________, 2010, ________, 2012, and _______, 2015, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated. The minimum initial purchase is $5,000.
Guarantees	The Notes are guaranteed by Estridge Development Company, Inc. and Paul E. Estridge Corp. See **"Description of the Subordinated Notes–Guarantees of the Notes."**
Consideration for Purchase of Notes	The Company will accept readily available funds for purchase of the Notes.
Payment of Interest	Semi-annually on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from date of issuance through June 30, 2007).
Interest Rate	____% per annum for 2007 Subordinated Notes due 2010 ____% per annum for 2007 Subordinated Notes due 2012 ____% per annum for 2007 Subordinated Notes due 2015
Redemption at the Company's Option	Redeemable at any time on or after January 1, 2008, at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.
Sinking Fund	No sinking fund payments.
Ranking	The Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture. As of September 30, 2006, the Senior Indebtedness of the Estridge Companies would have been approximately $87.2 million. There is no limit on the amount of Senior Indebtedness that may be incurred. See

"**Description of the Subordinated Notes--Subordination of the Notes and Guarantees.**"

Offer to Purchase	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of the Subordinated Notes--Certain Covenants.**"
Change of Control	Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at par plus accrued but unpaid interest to the date of repurchase. See "**Description of the Subordinated Notes--Certain Covenants--Offer to Purchase on Change of Control.**"
Redemption on Death	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued but unpaid interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of the Subordinated Notes--Redemption at Death.**"
Debt Service Reserve Fund	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of the Subordinated Notes--Debt Service Reserve Fund.**"
Use of Proceeds	The Company intends to use the net proceeds from the sale of the Notes for working capital of the Estridge Companies and to create the Reserve Fund. See "**Use of Proceeds.**"
Certain Covenants	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined in the Indenture). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain

circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued but unpaid interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See **"Description of the Subordinated Notes--Certain Covenants."**

Risk Factors .... An investment in the Notes involves a significant degree of risk. The Notes and Guarantees are unsecured general obligations of the Company and the Guarantors, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See **"Risk Factors"** for a discussion of material risks that should be considered in connection with an investment in the Notes.

RISK FACTORS

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

Caution Regarding Forward Looking Statements

This Offering Circular contains statements that constitute forward-looking statements. Those statements appear in a number of places in this Offering Circular and include projections of financial condition, cash flow or operating performance and statements regarding the intent, belief or current expectations of the Estridge Companies or management with respect to (i) the Estridge Companies' strategic plans, (ii) the policies of the Estridge Company regarding capital expenditures, financing or other matters, and (iii) industry trends affecting the Estridge Companies' financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors, including the Risk Factors below. The risks and uncertainties discussed below are in addition to those that apply to most businesses generally. In addition, as we continue to grow and operate our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

The Notes and Guarantees are Subordinate to all Senior Indebtedness

The payment of principal and interest on the Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors, subordinated in right of payment to all present and future Senior Indebtedness. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company and the Guarantors to any of their Insiders (as defined in the Indenture), (iii) indebtedness of the Company to any of the other Estridge Companies (or from one subsidiary or affiliate to another) or (iv) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness that may be incurred. See **"Description of the Subordinated Notes–Subordination of the Notes and Guarantees."**

The Estridge Companies Incur Substantial Indebtedness to Finance Their Operations

Our business is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund our ongoing operations, we use cash flow from operations, bank borrowings, and project based joint ventures. As of September 30, 2006, we had shareholders' equity of approximately $26.1 million and total indebtedness of approximately $87.2 million, which is secured by substantially all of our interest in real estate. Our business and earnings are substantially dependent on our continuing ability to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to our operations. Although we believe that cash flow from operations and our ability to borrow from various lenders will provide adequate cash to satisfy our capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to us.

The Estridge Companies Have Experienced Losses

In 2006, both the Company and the Estridge Companies experienced substantial losses, where expenses exceeded revenues by $3 million and $2 million, respectively. The losses resulted primarily from market conditions, delays in the development of new communities and investments in several startup operations in 2006, including Ameritage Homes and the HomExperience. Unless the Company and the Estridge Companies are able to increase the sale of homes during 2007 and thereby generate increased revenues, losses to the Company and the Estridge Companies may continue. In light of the uncertainties relating the housing market, the ability to generate these additional sales is also uncertain. If losses continue for the Company and the Estridge Companies, the Company may have difficulty discharging its obligations with respect to the Notes.

The Company is Not Required to Make any Payments to a Sinking Fund and May Need to Obtain Additional Financing to Retire the Notes

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set aside funds for the retirement of the Notes, other than the Reserve Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient

excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Description of the Subordinated Notes.**"

The Estridge Companies' Business is Affected by Changes in Economic Conditions

Our industry is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as us are also subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within our control, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

The Estridge Companies' Home Sales are Affected by the Availability of Mortgage Financing and Fluctuating Interest Rates

Our business depends in part upon the availability and cost of mortgage financing. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The recent increase in interest rates has adversely impacted the number of homes sold by us and our results of operations. See "**Business.**"

The Estridge Companies are Subject to Governmental Regulations and Environmental Controls

Our home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

We must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause us to incur substantial compliance costs.

We may be subject to additional costs or delays or may be precluded entirely from developing our communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**Land Acquisition and Development.**"

The Estridge Companies Depend Upon Raw Materials and Labor, the Availability and Price of Which Fluctuate

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. The costs of these raw materials may also increase as the

result of natural disasters, such as hurricanes, and increases in oil prices. See "**Business--Construction.**" While labor shortages have not had a material effect on our operations, there is no assurance that such shortages will not adversely affect us in the future.

The Estridge Companies' Business is Highly Competitive

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. We compete for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Most of our competitors have greater financial and other resources than us. See "**Business--Competition and Market Factors.**"

The Estridge Companies' Operations are Concentrated in a Single Geographic Area

Our operations are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on us.

The Estridge Companies are Subject to Construction Defect, Product Liability and Home Warranty Claims

As a homebuilder, we have been, and continue to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

We have been, and continue to be, named as defendants in various construction defect claims, product liability claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any class action suit, it could result in substantial liability for us.

With respect to certain general liability exposures, including construction defect, moisture intrusion and related mold claims and product liability, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. Although we have obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

The Company and the Guarantors May Not be Able to Satisfy Their Repurchase or Payment Obligations Under the Notes and Guarantees

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company and the Guarantors will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the

Notes to effect collection should an Event of Default (as defined in the Indenture) occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company and the Guarantors. See "**Capitalization**" and "**Description of the Subordinated Notes.**"

The Guarantees are Subject to Possible Avoidance under Bankruptcy Laws

The Notes are guaranteed by the Guarantors. The Guarantees may be subject to review and possible avoidance under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance and fraudulent transfer laws if a bankruptcy or reorganization case is commenced by or against such Guarantor or a lawsuit is commenced or a judgment is obtained by an unpaid creditor of such Guarantor. If a Guarantee is voided as a fraudulent conveyance or fraudulent transfer or found to be unenforceable for any other reason, you will not have a claim against that Guarantor and will only be a creditor of ours or any Guarantor whose obligation was not set aside or found to be unenforceable.

The Estridge Companies are Dependent Upon Paul E. Estridge, Jr. and the Management Team

Our success is highly dependent upon the performance of Paul E. Estridge, Jr. and the senior management team. See "**Management**" for information concerning the senior management team. Neither the Company nor the Guarantors have "key-man" insurance for or employment agreements with any of their senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on our business.

There is No Assurance as to the Amount of Notes Which Will be Sold

This Offering is being made on a best efforts, minimum-maximum basis by the Placement Agent as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds until they are returned following the Termination Date. See "**Plan of Distribution**."

Subscribers May Encounter Difficulties Reselling the Notes

The Notes are being offered for sale only in Indiana and certain additional selected states. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

THE ESTRIDGE COMPANIES

We build single family homes in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. We also develop residential communities through Estridge Development Company, Inc. (the "Development Company"). The Company offers high-quality homes, many with custom features, designed principally for First and Second Time Move-up Buyers as well as First Time Homebuyers (see "**Glossary of Terms**"). The Company's homes range in size from

approximately 1,500 to 4,500 square feet and range in price from approximately $170,000 to over $500,000. Paul E. Estridge Corp. (the "Custom Company") is a custom builder of single family homes with sizes from 3,000 to 25,000 square feet and prices from $600,000 to over $5 million.

We also originate and broker residential mortgages, primarily for homes sold to our customers, generating income from yield spread premiums.

For additional information regarding the ownership and management of the Estridge Companies, see **"Management--Security Ownership of Management and Certain Securityholders."**

The Estridge Companies' principal executive offices are located at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, and the telephone number is (317) 846-7311.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered hereby after deducting placement agent commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2,251,250 million if the minimum amount of Notes is sold and $4,425,000 million if the maximum amount of Notes is sold.

The Company will use $_________ at the minimum, and $________ at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds for working capital.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum	**Maximum**
Placement Agent Commissions, Structuring Fees and Offering Expenses	$______	$______
Debt Service Reserve Fund	______	______
Working Capital	______	______
Total	$2,650,000	$5,000,000

CAPITALIZATION

The following sets forth, at September 30, 2006, the consolidated capitalization of the Company and the pro forma capitalization of the Company, as adjusted, to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds.**"

	As of September 30, 2006	**As Adjusted for Minimum**[6]
	(in thousands)	
Notes payable and other debt	$87,184	
Subordinated notes offered hereby	-----	
Total debt	$87,184	
Stockholders' Equity	26,054	
Total capitalization	$113,238	

BUSINESS

General. We build single family homes in the Indianapolis, Indiana metropolitan area, with a focus on Hamilton County, Boone County, Marion County and Hendricks County. We believe that we are able to deliver consistent quality at affordable prices because of our depth of management experience, vertically integrated operations and responsiveness to customer desires. The key elements of our strategy are:

Customer-Experience. We strive to make the home building process an experience our customers will enjoy. All through the process we keep the customer informed and hold orientation meetings to better educate them and set expectations. This continues into the warranty period as we offer our exclusive HomeLife Maintenance and Reliability Program that provides nearly maintenance free living for three full years from completion of the house.

Product Design and Quality. The design of our homes incorporates spacious floor plans and includes the luxurious amenities that customers demand. We offer numerous distinct designs and specification levels geared to specific buyer profiles. Our attention to detail and building process yield a superior end product. The Estridge name has long been associated with quality construction and customer satisfaction. This has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%.

[6] Pro forma capitalization of the Company based on estimated proceeds of Offering of $__________, which assumes the sale of $2,650,000 of the Notes.

Customization of Home Designs. We are prepared to customize our designs to meet the individual preferences and tastes of homebuyers. Upon request, we will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. We are able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides us with a competitive advantage in our target market. During 2006, we moved into our new design studio that houses over 7,000 feet of space devoted to the personalization of the home. A customer can choose from hundreds of cabinet samples, kitchen lay outs, flooring, bath options, audio and video selections and many other features.

Land Acquisition and Development. One of our most important strategies involves the development of unique neighborhoods. We carefully research our new locations to ensure we are marketing our homes in the high demand areas. The land is selected based on a variety of factors including (1) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

After control of a parcel of raw land has been obtained, our development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters**."

Through the creative land planning process within each development, we seek to create a sense of community. The management team works with consultants to create the best possible land plan that includes sweeping entry ways and lush landscaping. We also incorporate a variety of complementary front elevations and architectural designs in our communities. We seek to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and our cost per lot in the community.

In a few communities, we acquire our finished lots from other independent land developers. We will generally enter into an agreement with the developer pursuant to which we agree to purchase a specified number of lots per month or per quarter. We are generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default. In this way we are able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Integrated Operations. Our vertically integrated operations generate operating efficiencies and enhance profitability. For communities we develop, we rely on the substantial land acquisition and development experience of our management team to acquire unimproved land in central Indiana locations where management perceives buyer demand. As our own general contractor, we select subcontractors with which we have substantial experience and which comply with our strict quality standards. We train our sales staff to communicate the distinct features of each of our home collections to potential customers, and our mortgage

affiliate provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. We strictly control the cost of developing our communities by: (i) utilizing our internal land development staff to develop a significant percentage of our lots; (ii) pricing our homes at competitive levels in order to sell out our communities quickly; (iii) adhering to strict construction schedules; and (iv) obtaining favorable pricing on construction materials from our suppliers and labor from our subcontractors as a result of long-standing relationships and our position as a leading homebuilder in the Indianapolis area.

We intend to focus our future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) increasing sales by improving marketing and advertising and increasing training of our sales consultants. We are not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, we intend to continue our incremental growth within our current marketplace.

Home Design. In most of our communities we offer homebuyers a choice of homes from one or more of our five distinct collections, each of which offers a variety of floor plans, exterior elevations and features targeted to a specific buyer profile.

- The Springmill Collection contains seven two-story floor plans ranging from 2,200 to 2,800 square feet and is designed primarily for First Time Move-up Buyers.
- The Meridian Collection contains seven two-story floor plans ranging from 2,800 to 3,300 square feet and is designed primarily for Second Time Move-up Buyers.
- The Designer Gallery Collection contains four floor plans ranging from 3,600 to 4,500 square feet and is designed primarily for Second Time Move-up Buyers.
- The Irvington Collection contains seven ranch floor plans ranging from 1,500 to 2,150 square feet and is designed primarily for Empty Nesters.
- The Lockerbie Collection contains five town home floor plans ranging from 1,400 to 2,200 square feet and is designed primarily for Empty Nesters.

In addition to the aforementioned collections we offer a wide range of custom home designs through the Custom Company. The Architectural Galleries homes are traditional custom homes ranging from 5,000 to 8,000 square feet. The Renaissance Galleries homes are marketed to Empty Nesters and range from 2,500 to 4,000 square feet. The Paul E. Estridge Corp. homes are one-of-a-kind designs that range from 10,000 to 25,000 square feet.

We continually review customer preferences and reports from our sales personnel to ensure that our home designs and features address the preferences of our targeted customers. We closely monitor the designs and features chosen by buyers of our homes as well as those offered by competitors in our market and by homebuilders in other markets. Our architectural team and in-house draftsmen use this information in a continuing effort to make our home designs more attractive to homebuyers.

Construction. We act as the general contractor for the development and construction of our communities. We employ full-time construction superintendents, each of whom supervises construction within one specific community. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to our quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with our subcontractors are generally entered into on an individual community basis after competitive bidding. We have long-standing relationships with many of our subcontractors. We sometimes negotiate price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume.

Although we currently purchase materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore we are not dependent upon a single supplier for any of our materials. Similarly, we are dependent upon services performed by our subcontractors, particularly our mechanical (plumbing, heating and electrical) and drywall subcontractors; however, we do not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

We generally develop and build our communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. We typically complete the construction of a home within five months from commencement of construction, although the custom homes generally take longer.

Marketing and Sales. We place a strong emphasis on effectively marketing our homes to our target buyers.

We attract initial interest in our communities through an advertising program using media such as newspapers, direct mail, billboards, radio and television. We believe that we have a reputation for developing high quality homes, which helps generate interest in our communities.

Management believes that the effective use of model homes demonstrates the advantages of our home designs and features to prospective homebuyers. We first create a buyer profile for each community. We then select one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, we then complete the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

In February, 2006, we opened the HomExperience, a design studio and home decor retail operation in a leased retail facility comprised of over 7,400 square feet. With our new HomExperience, we are able to guide our customers through the selection and decision making process with experienced design consultants in an atmosphere that enables buyers to customize their new home with creativity, taste and personal style. In the HomExperience, customers can see, touch and feel large sized samples of everything from exterior materials, such as paint, siding, brick and roof shingles, to interior items, such as cabinets, countertops, carpet, tile, trim, lighting, plumbing fixtures and other special features, options and upgrades that go into a home.

Substantially all of our homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) of each community. We conduct continuous training for our sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. We survey all buyers at closing as part of our effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to our reputation for customer satisfaction and loyalty.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract requires a cash deposit of 2% of the purchase price which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, we typically require an additional, nonrefundable cash deposit (which ranges from 1 to 3%, depending on the type of financing being used by the purchaser) as a condition to starting construction of the home.

Customer Relations and Quality Control. We recognize that for many customers, the purchase of a home represents the single largest investment they will ever make. We strive to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of our operation from the beginning of the sales process through construction, closing and post-closing service, we strive to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial meeting through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home collection that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons.

We inspect the home with the customer several times prior to the closing. We also require the home pass an internal quality assurance inspection before the home is delivered to the customer. In addition, customers are asked to complete customer satisfaction surveys at the time of the closing. The results of these surveys are used to monitor the preferences of our customers and modify our home designs as necessary to meet these preferences.

Each home is covered by our three year HomeLife Maintenance and Reliability Program. This program includes a three year warranty covering workmanship and materials and provides to the homeowner warranty insurance from Residential Warranty Company. The Residential Warranty Company provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items.

Mortgage Origination. We have an affiliated mortgage brokerage operation, FirstSource Capital, LLC. We are approved by the Federal Department of Housing and Urban Development and are qualified to process FHA, VA and conventional loans and sell the servicing rights. We originate and broker residential mortgages, primarily for homes sold to our customers. We generate income from yield spread premiums paid by the institutions which purchase the loans. The loans are sold without recourse, and FirstSource Capital does not warehouse, package or service the loans. We will not commit to make a loan without a guaranteed firm commitment in

place, with a set interest rate and price from the lender who will purchase the loan. As a result, FirstSource Capital does not incur any credit risk or market risk associated with loans that it originates.

Competition and Market Factors. The home-building industry is highly competitive and fragmented. We compete for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. We also compete for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. Our primary competitors are Pulte Homes, Drees Homes, and Centex Homes, one of which is privately owned and two of which are publicly owned entities. We are one of the leading builders in the Indianapolis area, and management believes we compete favorably as a result of quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area.

Government Regulation and Environmental Matters. In order to develop land in the Indianapolis area, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately nine to twelve months and can involve a number of different governmental jurisdictions and agencies and considerable expense. We generally do not have any rights to develop a community until after we have received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, we, through our mortgage broker affiliate, FirstSource Capital, LLC, are subject to the rules and regulations of the Federal Department of Housing and Urban Development's insured mortgage program. FirstSource Capital is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker. Although FirstSource Capital originates mortgage loans, neither it nor we are required to be licensed as a financial institution, thus neither is subject to federal or state laws for the regulation of financial institutions.

We are also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, we generally evaluate such land for the presence of hazardous or toxic materials, wastes or substances. To date, we have not experienced any material delays as a result of these laws, and our operations have not been materially affected by the presence or potential presence of such materials.

Employees. As of September 30, 2006, we had 138 full-time employees. None of our employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that we engage are represented by labor unions or are subject to collective bargaining arrangements. Management believes that our relations with our employees and subcontractors are good.

Legal Proceedings. We are involved in various routine legal proceedings incidental to the conduct of our business. Management believes that none of these legal proceedings will have a material adverse impact on our financial condition or results of operations.

2006 Financial Results. During 2006, the Company experienced a net loss of $3.0 million and the Estridge Companies experienced a net loss of $2.0 million, compared to net income of $2.8 million and $5.3 million in 2005, respectively. Our operating results in 2006 were adversely affected by three factors: (i) softening of the residential real estate market, (ii) delays in opening new developments, and (iii) investment in start-up operations.

> *Housing Market.* The Indianapolis housing market has experienced a slow down since the summer of 2005. Permits for new home construction were off by approximately 16% for the first nine months of calendar 2006. These market conditions have adversely affected sales in our existing communities. Our closings and backlog through September 30, 2006, in communities open in both of the last two years are down by approximately 18%, which is indicative of the market.
>
> *Development Delays.* In fiscal 2006, we opened seven new communities. Six of these communities represented replacements of existing communities and one was a new community. We had planned to open models in all of these locations in time for the spring 2006 selling season. However, the openings of all of these models were delayed due to development issues, including weather, delays caused by municipalities and construction delays. Much of the spring sales season in these communities was spent in temporary sales trailers and models in nearby communities. We believe these delays cost us approximately 30 sales in these new communities. These closings, had they occurred, would have allowed us to be profitable in 2006. By the end of our third quarter in 2006, these new communities were fully opened.
>
> *Start-up Operations.* In 2006, Ameritage Homes and The HomExperience (our design studio) began operations, and we began the planning and development of Estridge Designer Gallery (a new product line). As a result of start-up expenses, each contributed to a higher loss experienced by the Company. Ameritage Homes, offering homes in the low to mid $200,000s, is open in its first community and had seven closings in fiscal year 2006. Estridge Designer Gallery, offering homes in the $600,000 to $800,000 range, will open for sales in January, 2007 and is expected to begin closing homes in the fourth quarter of fiscal year 2007. The HomExperience began operating in February 2006. As a result of the HomExperience, options and upgrades to Estridge Collections homes have increased by an average of over $10,000 per home. Few home sales closed in fiscal year 2006 that were fully integrated into the new design studio process.

RECENT EVENTS

Loan Covenants. The Company received a letter from National City Bank dated November 14, 2006, which indicated that as of October 17, 2006, the Company was not in compliance with the terms of certain covenants in its borrowing documents. Specifically, the letter stated that the Company was in violation of a covenant limiting the length of time that its homes could remain financed and unsold, in that three of the Company's homes exceeded the allowed repayment period. Additionally, the Company was informed that it exceeded the

limitations related to the aggregate financing from all sources for speculative housing. The Company is seeking to refinance the three houses and obtain a waiver from the bank related to the limitation on financing for speculative housing. The Company does not believe that the bank's letter materially impacts its financial condition since the outstanding borrowings from National City Bank are $2.2 million and the Company has sufficient liquidity from its other borrowing sources.

DESCRIPTION OF PROPERTY

Facilities. We currently lease approximately 21,000 square feet of office space for our headquarters in Carmel, Indiana, pursuant to a lease with an unrelated party, for an aggregate annual rent of approximately $400,000. The term of this lease ends on November 30, 2015, subject to certain extensions.

We entered into a lease with an unrelated third party for the HomExperience, our design studio. The HomExperience is a retail facility which contains approximately 7,400 square feet. The term of this lease ends on May 31, 2015, subject to certain extensions.

Management believes that these facilities are sufficient for the conduct of our business for the foreseeable future.

MANAGEMENT

Executive Officers and Managers

Our business and affairs are ultimately directed by Paul E. Estridge, Jr. who is the sole shareholder and the sole director of the Development Company and the Custom Company. Additionally, he is the sole director and owns 95% of the capital stock of the Company.

The Estridge Group, Inc.

Board of Directors –	Paul E. Estridge, Jr. is the sole director of the Company.
Officers –	Paul E. Estridge, Jr. is the President of the Company Michael Keller is the Treasurer and Secretary of the Company

Estridge Development Company, Inc.

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Estridge Development Company, Inc.
Officers –	Paul E. Estridge, Jr. is the President of Estridge Development Company, Inc. Michael Keller is the Treasurer and Secretary of Estridge Development Company, Inc.

Paul E. Estridge Corp.

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Paul E. Estridge Corp.
Officers –	Paul E. Estridge, Jr. is the President of Paul E. Estridge Corp. Michael Keller is the Treasurer and Secretary of Paul E. Estridge Corp.

The following is a list of the Senior Management Team of the Estridge Companies:

Paul E. Estridge, Jr. – President and Chief Servant
Mr. Estridge founded the Company in 1983, the Development Company in 1989, First Mile Technologies in 1999, Lockerbie Townhomes in 2000, FirstSource Capital in 2001, and Ameritage Homes in 2004. He purchased the Custom Company from his father in 1992. He is active in the Young President's Organization, Grace Community Church, and many charitable and civic organizations. He is a graduate of the University of Evansville with a degree in Business Administration – Real Estate. Mr. Estridge is the brother-in-law of Gary McNutt.

Michael Keller – Managing Partner and General Manager
Mr. Keller has been with the Estridge Companies for 17 years, previously serving in the positions of Controller and CFO of the Company. He is a graduate of the University of Evansville with a degree in business administration.

Charlie Scott – Executive VP Corporate Communications
Mr. Scott is responsible for all communications including marketing, vendor relations, customer service, and public relations. He has been with the Estridge Companies for 18 years, previously serving in the roles of sales consultant, sales management, marketing management, internal operations management and general management of the Company. He holds a business degree from the University of Evansville.

Randy McNutt – Executive VP Sales
Mr. McNutt is responsible for sales management. He has been with the Estridge Companies for 21 years, previously serving in the roles of sales consultant, sales manager, marketing, and general management of the Company. He has a business degree from Indiana University. Mr. McNutt is the brother of Gary McNutt.

Paul Hayes – VP Finance and Controller
Mr. Hayes is responsible for corporate finance, as well as all accounting functions of the Company. He holds an accounting degree from Ball State University and is a CPA. He has been with the Estridge Companies for nine years. Prior to joining the Estridge Companies, Mr. Hayes was financial reporting controller for Simon Property Group.

Todd Fenoglio – VP Product Development and Internal Production
Mr. Fenoglio is responsible for product development, internal production, and architectural services. He has a degree in architecture from Ball State University and is a registered architect and member of AIA. Todd has been with the Estridge Companies for five years. He also served as President of Precedent Homes in Indianapolis.

Scott Wentz – VP Field Operations
Mr. Wentz is responsible for community field operations. He has been with the Estridge Companies for 17 years, previously serving in all construction roles, as well as in general management. He has a degree in construction management from Purdue University.

Gary McNutt – Executive VP Paul E. Estridge Corp.
Mr. McNutt has been employed by the Estridge Companies for 22 years. He is responsible for the sales and marketing of Paul E. Estridge Corp. Gary graduated from Indiana University with a degree in business. Mr. McNutt is the brother-in law of Paul E. Estridge and the brother of Randy McNutt.

Brad Love – Executive VP Paul E. Estridge Corp.
Mr. Love is responsible for the external and internal operations of the Estridge Companies. He has been with the Estridge Companies for 18 years, also serving in management of internal production for the Company. Brad holds a degree in civil engineering from the University of Evansville.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Estridge Companies for services rendered during the fiscal year ended September 30, 2006 to the three most highly compensated executive officers of the Estridge Companies. The Estridge Companies are not a party to an employment agreement with any of the executive officers of the Estridge Companies.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
Paul E. Estridge, Jr. President and Chief Servant	2006	$600,000
Gary McNutt Executive Vice President, Paul E. Estridge Corp.	2006	$241,194
Brad Love Executive Vice President, Paul E. Estridge Corp.	2006	$236,194

Security Ownership of Management and Certain Securityholders

The Estridge Group, Inc.

The following table sets forth the names and addresses of each of the shareholders of the Company and their respective ownership interests:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	1,512,014	95%
Common Stock	Michael J. Keller 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	15,501	1%
Common Stock	Randy McNutt 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	15,501	1%
Common Stock	Gary McNutt 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	15,501	1%
Common Stock	Brad Love 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	15,501	1%
Common Stock	Charlie Scott 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	15,501	1%

There are no outstanding options, warrants or rights to purchase capital stock of the Company.

The Company has the following wholly-owned subsidiaries: Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC.

Estridge Development Company, Inc.

The following table sets forth the name and address of the sole shareholder of Estridge Development Company, Inc. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Estridge Development Company, Inc.

Paul E. Estridge Corp.

The following table sets forth the name and address of the sole shareholder of Paul E. Estridge Corp. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Paul E. Estridge Corp.

The following is a summary of the ownership, management and description of the remaining Estridge Companies:

BCE Associates I, LLC, BCE Associates II, LLC, and BCE Associates III, LLC

These Indiana limited liability companies are each managed by their manager, the Development Company. The Development Company and third-party equity investors are the only members of these companies. The purpose of these companies is to provide development financing for specific residential developments in which the Company is the exclusive builder. These companies own and develop the real estate and sell finished lots to the Company pursuant to lot sales agreements. Each development is financed through a loan from a financial institution which is guaranteed by the Company, the Guarantors and Mr. Estridge. The Development Company expects no distributions or returns from the limited liability companies. The limited liability companies and the lot sales agreements are structured so that the third-party equity investors are paid a fixed priority return with no cash flow remaining for the Development Company. The Company through the lot sales agreements and the Development Company through the operating agreement are obligated to provide the funds necessary for the equity investors to receive the priority return. Further, Mr. Estridge has guaranteed substantially all of the priority return. During the first quarter of fiscal 2007, the Development Company and a

third-party equity investor established BCE Associates IV, LLC to finance the acquisition of real estate to be held for development.

Estridge Investments, LLP

This company is currently owned 50% by Paul E. Estridge, Sr. and 50% by Paul E. Estridge, Jr. The Company currently leases office space from Estridge Investments, LLP and guarantees the borrowing of Estridge Investments.

FirstSource Capital, LLC

This company is owned 100% by Paul E. Estridge, Jr. and provides mortgage brokerage services to our customers.

CERTAIN TRANSACTIONS

Affiliate Transactions

It has been the policy of the Company and the Guarantors that any transaction between the Company or the Guarantors and an officer, director or affiliate, including any future loans between the Company or the Guarantors and an officer, director or affiliate, be on terms no less favorable to the Estridge Companies than could be obtained from an unaffiliated third party.

DESCRIPTION OF THE SUBORDINATED NOTES

The Notes will be issued under an indenture (the "Indenture") dated __________, 2007, between the Company and MainSource Bank, as Trustee, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of certain provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference. Article or section references in parentheses indicate the particular locations in the Indenture in which additional or more specific information can be found.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000. The interest rates and maturity dates are as follows:

2007 Subordinated Notes Due 2010 - interest rate of ___% per annum and a maturity date of __________, 2010

2007 Subordinated Notes Due 2012 - interest rate of ___% per annum and a maturity date of __________, 2012

2007 Subordinated Notes Due 2015 - interest rate of ___% per annum and a maturity date of __________, 2015

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from the date of issuance through June 30, 2007) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into common stock or other securities of the Company or any of the Guarantors.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Carmel, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes and Guarantees

The Notes and Guarantees represent unsecured general obligations of the Company and the Guarantors. The Notes and Guarantees are subordinated in right of payment to all Senior Indebtedness, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company or the Guarantors for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, (iii) indebtedness of the Company to any of its subsidiaries or affiliates (or from one subsidiary or affiliate to another), or (iv) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company or the Guarantors may incur or have outstanding at any given time. (Article 6)

Guarantees of the Notes

The Notes will be guaranteed by the Guarantors (the "Guarantees"). The Guarantees will be unsecured obligations of the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness. Except for the Guarantors, no other of the Estridge Companies will guarantee the Notes.

Redemption at the Estridge Companies' Option

The Notes will not be redeemable prior to January 1, 2008. Thereafter, the Notes will be redeemable at the Estridge Companies' option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes in the aggregate from the noteholders under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Shareholders' Equity. If the total consolidated shareholders' equity ("Equity") of the Estridge Companies is less than $20.0 million for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then drops to less than $13.0 million for four (4) consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent (10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $13.0 million.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its common stock or to its shareholders (other than distributions to shareholders to the extent necessary to pay the shareholders' respective income tax liabilities associated with the Company and distributions payable in additional shares of common stock), or purchase, redeem or otherwise acquire or retire for value any shares of common stock of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, a Default or an Event of Default under the Indenture shall have occurred and be continuing.

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Placement Agent internal audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Placement Agent. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving Company is a U.S. entity, (ii) the surviving Company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges,

registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Estridge Companies' obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

PLAN OF DISTRIBUTION

Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202 (the "Placement Agent"), has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Placement Agent has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other placement agents or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 5.0% of the aggregate principal amount of the Notes sold by such co-agents. No placement agent intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with MainSource Bank, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will pay the Placement Agent a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Placement Agent for certain accountable out-of-pocket expenses incurred by the Placement Agent in connection with this offering.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Placement Agent and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

LEGAL MATTERS

Certain legal matters relating to the Notes being offered hereby are being passed upon for the Company and for the Placement Agent by Krieg DeVault LLP, Indianapolis, Indiana. Krieg DeVault LLP also generally provides legal services to MainSource Bank which will serve as both Trustee and Escrow Agent, but is not doing so in connection with this Offering.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company as of September 30, 2006, and 2005 and for each of the two years ended September 30, 2006 and 2005, included in this Offering Circular are unaudited. Such financial statements were, in the view of the Company, prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 100 F Street, NE, Washington, D.C. 20549.

GLOSSARY OF TERMS

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Estridge Companies' earnings that are derived from our normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means shares of common stock or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, shares of common stock or similar securities.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability Company, partnership, association, joint-stock Company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Estridge Companies or any placement agent. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

Table of Contents

Financial Statements

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
ASSETS		
Current Assets		
Cash	$ 803,871	$ 2,502,097
Accounts receivable, net	977,821	1,264,881
Related party receivables	515,202	27,121
Costs and estimated earnings in excess of billings	1,790,099	3,449,866
Lot inventory and land development costs	89,522,613	66,191,343
Construction in process	25,416,896	19,401,791
Other current assets	689,848	635,575
Deferred tax asset	2,665,606	783,136
Total Current Assets	122,381,956	94,255,810
Property and Equipment		
Land	356,000	356,000
Building	1,128,921	1,096,211
Leasehold improvements	1,981,972	653,414
Furniture and fixtures	2,707,921	2,555,290
Motor vehicles	239,293	275,118
Telecommunications equipment	5,305,117	4,642,651
Construction in progress	-	810,457
Accumulated depreciation	(4,494,687)	(4,944,894)
Total Property and Equipment, net	7,224,537	5,444,247
Other Assets		
Start up and pre-development costs, net	2,389,404	1,980,717
Marketing development costs, net	77,232	104,070
Other assets	102,400	484,000
Deferred tax asset	61,208	87,473
Total Other Assets	2,630,244	2,656,260
Total Assets	$ 132,236,737	$ 102,356,317

See accompanying notes

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liablilities		
Short term notes payable	$ 42,311,457	$ 36,244,138
Current maturites of long-term notes payable	9,740,319	6,395,434
Current maturites of capital lease obligations	244,072	60,540
Notes payable to related parties	785,865	785,865
Note payable to stockholder	1,100,000	-
Accounts payable	5,298,235	5,783,586
Due to stockholder	175,000	375,000
Estimated completion costs	1,069,800	1,167,061
Billings in excess of costs and estimated earnings	881,391	1,105,154
Other current liabilities	5,223,624	5,549,706
Total Current Liabilities	66,829,763	57,466,484
Long-term Liabilities		
Notes payable, less current maturities	33,246,652	23,335,093
Capital lease obligations, less current maturities	713,640	68,824
Other long-term liabilities	5,392,749	2,913,268
Total Long-term Liabilities	39,353,041	26,317,185
Total Liabilities	106,182,804	83,783,669
Stockholders' Equity		
Common stock	1,000	1,000
Additional paid-in capital	9,550,100	9,550,100
Retained earnings	3,754,379	6,768,521
Minority equity in variable interest entities	12,748,454	2,253,027
Total Stockholders' Equity	26,053,933	18,572,648
Total Liabilities and Stockholders' Equity	$ 132,236,737	$ 102,356,317

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Operations
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
Net revenues	109,731,946	143,329,298
Cost of revenues	88,482,934	111,901,012
Gross profit	21,249,012	31,428,286
Operating expenses	25,248,550	24,009,917
Income (loss) from operations	(3,999,538)	7,418,369
Other income (expense)	71,436	(108,821)
Net Income (loss) before taxes and minority interest in variable interest entities	(3,928,102)	7,309,548
Income tax expense (benefit)	(1,907,425)	2,050,247
Net Income (loss) before minority interest in variable interest entities	(2,020,677)	5,259,301
Minority interest in variable interest entities	993,464	2,502,968
Net Income (Loss)	(3,014,141)	2,756,333

See accompanying notes

The Estridge Group. Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity Before Minority Equity in Variable Interest Entities	Minority Equity in Variable Interest Entities	Total Stockholders' Equity
Balances as of September 30, 2004	1,100,320	1,000	-	14,405,897	14,406,897	1,692,913	16,099,810
Equity Contributions	491,274	-	9,550,100	-	9,550,100	-	9,550,100
Equity Distributions	-	-	-	(10,393,709)	(10,393,709)	(1,942,854)	(12,336,563)
Net Income (Loss)	-	-	-	2,756,333	2,756,333	2,502,968	5,259,301
Balances as of September 30, 2005	1,591,594	1,000	9,550,100	6,768,521	16,319,621	2,253,027	18,572,648
Equity Contributions	-	-	-	-	-	11,100,000	11,100,000
Equity Distributions	-	-	-	-	-	(1,598,037)	(1,598,037)
Net Income (Loss)	-	-	-	(3,014,142)	(3,014,142)	993,464	(2,020,678)
Balances as of September 30, 2006	1,591,594	1,000	9,550,100	3,754,379	13,305,479	12,748,454	26,053,933

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,014,141)	$ 2,756,333
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net income attributable to minority equity in variable interests	993,464	2,502,968
Depreciation expense	963,821	791,230
Amortization expense	695,383	841,362
Deferred income taxes	(1,856,205)	1,800,349
Changes in certain assets and liabilities:		
Accounts receivable and related party receivables	(201,021)	(598,476)
Costs and estimated earnings in excess of billings	1,659,767	(1,784,305)
Lot inventory and land development costs	(23,131,288)	(23,163,907)
Construction in process	(6,015,105)	(2,112,981)
Other assets	327,327	851,302
Accounts payable	(485,351)	(246,790)
Estimated completion costs	(97,261)	214,185
Billings in excess of costs and estimated earnings	(223,763)	576,187
Other liabilities	2,153,399	2,941,835
Net cash used in operating activities	(28,230,974)	(14,630,708)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,696,966)	(1,441,036)
Payments for start-up and pre-development costs	(1,192,587)	(565,078)
Payments for marketing development costs	(84,627)	-
Net cash used in investing activities	(2,974,180)	(2,006,114)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on short-term notes payable	7,870,636	12,253,504
Proceeds from long term debt	27,620,033	19,864,146
Principal payments on long term debt	(16,166,906)	(11,923,549)
Principal payments on capital lease obligations	(218,797)	(91,895)
Distributions paid	-	(10,393,709)
Capital contributions	-	9,550,100
Stockholder advance	900,000	375,000
Distributions paid in minority equity in variable interests	(1,598,038)	(1,942,854)
Capital contributions in minority equity in variable interests	11,100,000	-
Net cash provided by financing activities	29,506,928	17,690,743
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,698,226)	1,053,921
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,502,097	1,448,176
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 803,871	$ 2,502,097
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 7,917,933	$ 4,687,853
Income taxes paid	$ -	$ 137,458

See accompanying notes

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

The Estridge Group, Inc. (TEG), was incorporated under the laws of the State of Indiana in July 1983. TEG, its subsidiaries and consolidated variable interest entities, collectively (the Companies) are primarily engaged in the homebuilding industry in Indianapolis, Indiana and surrounding communities. TEG, Ameritage Homes, LLC (Ameritage), a wholly owned subsidiary of TEG and Paul E. Estridge Corp. (PEEC), a consolidated variable interest entity all build residential homes in Central Indiana. First Mile Services (First Mile), a second wholly-owned subsidiary of TEG, provides telecommunication services, including cable television, internet, and phone service to certain homeowners in the same geographical region as TEG. Estridge Design Services, LLC (EDS), a third wholly-owned subsidiary of TEG, is a retail store and design studio serving TEG, Ameritage and PEEC customers. In addition to PEEC, the following entities are related parties of TEG and are included in the consolidated financial statements of the Companies in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46): BCE Associates I, LLC (BCE I), BCE Associates II, LLC (BCE II), BCE Associates III, LLC (BCE III), and Estridge Development Company (EDC) acquire and develop land specifically for use by TEG, Ameritage and PEEC; Estridge Investments, LLP (EIP) owns an office building in Carmel, Indiana and rents space to unrelated tenants. Firstsource Capital, LLC (FSC), provides mortgage and lending services specifically for customers of TEG, Ameritage and PEEC. See note U for additional information regarding consolidation of PEEC, EDC, BCE I, BCE II, BCE III, EIP, and FSC in accordance with FIN 46.

Consolidation

The accompanying consolidated financial statements include the accounts of TEG and its wholly owned subsidiaries and variable interest entities, BCE I, BCE II, BCE III, EDC, PEEC, EIP, and FSC (the Companies). All significant intercompany transactions have been eliminated in consolidation. Certain entities above have been consolidated due to implementation of FIN 46 as further described in Note U.

Entity

These consolidated financial statements contain only the assets, liabilities, revenues, and expenses specifically related to the business activities of the Companies. They do not include the personal assets, liabilities, revenues, or expenses of the stockholders or partners.

Revenue and Cost Recognition

Revenues for TEG and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66 (SFAS 66) using the deposit method. Under SFAS 66, risk and responsibility of ownership are transferred to the buyer during a formal closing.

Revenues for First Mile, EIP, and FSC are generally recognized when services are rendered.

BCE I, BCE II, BCE III, and EDC recognize revenues upon the sale of completed lots to related parties. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Revenue and Cost Recognition (Continued)

Revenues for PEEC are recognized using: (a) the percentage of completion method for home sales to customers that previously own the land on the site the home is to be constructed. In this situation, the lot, or the real estate component, is considered separate from the home construction process, and (b) the deposit method under SFAS 66, when the land is not previously owned by the customer and the real estate is included in the sales process.

Lot Inventory and Land Development Costs and Construction in Process

Lot inventory and land development costs are stated at the lower of carrying amount or fair market value less cost to sell. These costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in process upon commencement of home construction.

Capitalized Costs and Interest Expense

Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Interest costs charged to expense amounted to $4,734,647 and $3,148,375 for the years ended September 30, 2006 and 2005, respectively. Capitalized interest is included as a component of construction in process and lot inventory and land development costs on the Company's consolidated balance sheets at September 30, 2006 and 2005, amounted to $5,806,217 and $2,619,911, respectively.

Property, Equipment, and Depreciation

Property and equipment is carried at cost and includes expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method and certain accelerated methods over the estimated useful lives of the assets, generally ranging from 3 to 15 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal, with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $963,821 and $791,230 for the years ended September 30, 2006 and 2005, respectively.

Advertising

The Companies charge advertising costs to expense as incurred. Advertising expenses amounted to $1,728,220 and $2,302,825 for the years ended September 30, 2006 and 2005, respectively.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Reserve for Warranty Costs

The Companies have established a reserve for accrued warranty and inspection costs incurred on homes closed. The Companies provide customers with warranty coverage on the home and lot (excluding landscaping) from one year after closing, to a period of three years after closing. The warranty coverage also includes a provision which requires the Companies to provide customers with home inspections, as defined in the warranty plan.

The Companies reserve for accrued warranty costs supplements coverage purchased from an independent warranty corporation for each home closed. The reserve for accrued warranty and inspection costs is approximately $898,700 and $986,795 at September 30, 2006 and 2005, respectively. A portion of this reserve is classified as a long-term liability and is included in the Companies' consolidated balance sheets as a component of other long-term liabilities.

Estimated Completion Costs

Home contracts under the deposit method use a purchase order system, which indicate costs yet to be billed by vendors for materials and services provided. Estimated completion costs represent those costs incurred that have not yet been billed by vendors. Estimated completion costs amounted to $1,069,800 and $1,167,061 at September 30, 2006 and 2005, respectively and is included in the Companies' consolidated balance sheet in current liabilities.

Accounts Receivable

The Companies carry accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Companies evaluate accounts receivable and establish allowances for doubtful accounts, based on history of past write-offs and collections and current credit conditions. Management has established an allowance for doubtful accounts of approximately $40,000 as of September 30, 2006 and 2005. The Companies' policy is not to accrue interest on past due trade receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Companies consider all highly liquid instruments that are purchased within three months or less of an instrument's maturity date to be cash equivalents.

Non-cash transactions consist of the following at September 30, 2006 and 2005:

The Companies entered into agreements to purchase approximately $1,047,000 of equipment under capital lease obligations during the year ended September 30, 2006.

The Companies entered into agreements to purchase approximately $179,000 of equipment under capital lease obligations during the year ended September 30, 2005.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes.

TEG and its wholly owned subsidiaries are Corporations and subject to federal and state income taxes. All variable interest entities included in the consolidated financial statements are pass-through entities and are taxed at the stockholder or partner level.

Note B - Intangible Assets:

The following table sets forth the gross carrying amount and accumulated amortization of the Companies intangible assets:

	September 30, 2006	
	Gross Amount	Accumulated Amortization
Intangibles subject to amortization:		
Start up and pre-development costs	$ 3,801,643	$ (1,412,209)
Marketing Development Costs	334,394	(257,162)
	$ 4,136,037	$ (1,669,371)

	September 30, 2005	
	Gross Amount	Accumulated Amortization
Intangibles subject to amortization:		
Start up and pre-development costs	$ 5,308,817	$ (3,328,100)
Marketing Development Costs	382,634	(278,564)
	$ 5,691,451	$ (3,606,664)

Intangible asset amortization expense for the years ended September 30, 2006 and 2005, amounted to $694,088 and $923,818, respectively.

Amortization expense on other intangible assets for each of the next five years is approximately as follows:

Year Ending September 30,	
2007	$ 1,214,748
2008	447,933
2009	407,652
2010	78,962
2011	3,363
Future Years	313,978
Total Amortization	$ 2,466,636

Note C - Deposits:

Deposits intended to be applied to the future purchase price of lots in certain housing developments amounted to $450,000 for both years ended September 30, 2006 and 2005, and is included as a component of other current assets in the Companies' consolidated balance sheets.

Note D - Contracts in Progress:

Information with respect to contracts in progress is summarized as follows:

	2006	2005
Costs incurred	$ 10,042,162	$ 12,764,310
Estimated earnings thereon	2,494,538	2,848,383
	12,536,700	15,612,693
Less applicable billings	(11,627,992)	(13,267,981)
	$ 908,708	$ 2,344,712

Included in the accompanying balance sheets under the following captions:

	2006	2005
Costs and estimated earnings in excess of billings	$ 1,790,099	$ 3,449,866
Billings in excess of costs and estimated earnings	(881,391)	(1,105,154)
	$ 908,708	$ 2,344,712

Note E - Debt and Credit Arrangements:

The Companies have various loans available from several sources, which allow the Companies to finance land acquisition and development and home construction. These notes are secured by land and land development costs, residential lots and homes in various stages of completion.

	2006	2005
Landmark Savings Bank: Due at various dates through October 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to a combined total of approximately $1,000,000 between TEG and PEEC.	$ 734,259	$ 666,126
Fifth Third Bank: Due June 2008. Interest at the Bank's prime rate. Available draws limited to a combined total of $5,000,000 between TEG, PEEC, and EDC. Further secured by personal guarantee of the majority stockholder.	1,403,656	468,095
National City Bank: Due May 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to a maximum of $16,000,000 between TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	3,503,939	4,040,644
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate. Available draws limited to a combined total of $17,000,000, among TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	13,444,186	11,732,685
Star Financial Bank: Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 among TEG, EDC, and PEEC. Further secured by personal guarantee of the majority stockholder.	2,842,150	1,474,011

Note E - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due February 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC.	3,665,432	611,800
Shelby County Bank: Due March 2008. Interest at the Bank's prime rate plus 1.5%. Further secured by guarantee of the majority stockholder.	925,000	1,063,630
Royal Bank of Canada: Due May 2008. Interest at 30 day LIBOR + 300 basis points. Available draws limited to a combined total of $15,000,000 between TEG, EDC, and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	11,725,268	9,860,282
High Grove Capital: Due April 2007. Interest at the Wall Street Journal published prime rate plus .5%. Available draws are limited to $1,750,000. The loan is further secured by a corporate guarantee of PEEC.	1,326,548	1,750,000
Charter One: Due September 2005. Interest at bank prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	130,393	570,393
First Indiana Bank: Due February 2009. Interest at the Bank's prime rate plus 1%. Available draws are limited to $600,000. Further guaranteed by the majority stockholder.	516,665	-
Old National Bank: Due March 2007. Interest charged at 5.5%. Secured by equipment.	7,583	22,132

Note E - Debt and Credit Arrangements (Continued):

	2006	2005
Convertible Note Payable, Brookfield, Inc.:		
Due April 2009. Interest at 6%. Available draws are limited to $300,000. Convertible to First Mile preferred stock at a strike price of $10 per share.	172,001	172,001
Community Bank:		
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further secured by the majority stockholder.	628,790	628,790
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $486,150. Further secured by the majority stockholder.	486,150	-
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,137,548. Further guaranteed by the majority stockholder.	508,758	508,758
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further guaranteed by the majority stockholder.	2,693,000	-
Due February 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $3,058,000. Further guaranteed by the majority stockholder.	-	3,058,000
First Merchants Bank:		
Due October 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,200,000. Further guaranteed by the majority stockholder.	2,720,790	-
High Grove Capital Partners, LLC:		
Due October 2008. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,672,650, among TEG and EDC.	1,672,650	-
Due December 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,000,000 among TEG and EDC.	1,000,000	-

Note E - Debt and Credit Arrangements (Continued):

	2006	2005
House Investments Real Estate Opportunity Fund III, L.P.: Due July 2010. Interest at a rate of 15%. Available draws limited to $1,400,000.	1,400,000	1,400,000
TriCapital, LLC: Due January 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to $2,450,000.	2,397,888	896,990
255 Associates, LLC: Due February 2007. Interest at the Bank's prime rate plus 6%. Available draws limited to $280,000. Further guaranteed by the majority stockholder.	280,000	280,000
Third Party: Due February 2007. Interest at prime rate plus 6%. Available draws limited $1,325,000. Further guaranteed by the majority stockholder.	1,325,000	1,325,000
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,000,000. Further guaranteed by the majority stockholder.	2,000,000	2,000,000
Due October 2008. Interest at the Bank's prime rate plus .25%. Available draws limited to $7,350,000. Further guaranteed by the majority stockholder.	7,350,000	-
First Indiana Bank: Due October 2008. Interest at the Bank's prime rate plus 1%. Available draws limited to a total of $650,000. Monthly payments of $2,500 principal plus interest, with the remaining principal due at maturity. Further guaranteed by the majority stockholder.	650,000	-

Note E - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due November 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to $3,683,200. Further guaranteed by the majority stockholder.	3,563,186	863,977
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,240,549. Annual variable principal payments, with balance due at maturity.	1,524,858	2,220,549
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,405,426. Annual variable principal payments, with balance due at maturity.	1,649,858	2,405,426
Shelby County Bank: Due May 2007. Interest at the Bank's prime rate plus 1.5%. Available draws limited to $3,556,180.	3,390,000	2,500,000
Busey Bank: Due August 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,950,000.	-	1,950,000
Foudray Farms Estates, LLC: Due May 2006. Interest at the prime rate. Available draws limited to $550,375.	-	550,325
Third Party: Due August 2007. Interest at the prime rate. Available draws limited to $1,297,600.	1,297,600	1,297,600
Fifth Third: Due December 2005. Interest at the Bank's prime rate. Available draws limited to $3,240,000. Further guaranteed by the majority stockholder.	-	3,240,000

Note E - Debt and Credit Arrangements (Continued):

	2006	2005
Silver Birch Investments I, LLC: Due October 2005. Interest at a rate of 20%. Available draws limited to $1,000,000. Further guaranteed by the majority stockholder.	-	1,000,000
Third Party: Due October 2005. Interest at a rate of 20%. Available draws limited to $500,000. Further guaranteed by the majority stockholder.	-	500,000
Irwin Union: Due March 2007. Interest at the Bank's prime rate. Available draws limited to $1,393,600.	-	1,393,600
Irwin Union: Due March 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,393,600.	-	1,393,600
Provident Bank: Due March 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $7,500,000.	-	590,039
Fifth Third Bank: Due December 2007. Interest at the Bank's prime rate. Available draws limited to $4,400,000. Further secured by guarantee of TEG.	3,345,996	-
Busey Bank: Due December 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,500,000. Further secured by guarantee of EDC and personal guarantee by the majority stockholder.	2,905,446	2,216,500
Third Party: Due December 2006. Interest at a rate of 13%. Available draws limited to $275,000.	275,000	275,000

Note E - Debt and Credit Arrangements (Continued):

	2006	2005
Sun Life: Due August 2018. Interest at a rate of 8%. Available draws limited to $1,300,000. Further secured by guarantee of TEG.	1,000,378	1,048,712
Wawasee Real Estate Development, LLC: Due October 2007. Interest at the prime rate plus 2%. Available draws limited to $836,000. Further guaranteed by the majority stockholder.	836,000	-
Total Debt Obligations	85,298,428	65,986,695
Less short-term notes payable and current maturities of long-term debt	52,051,776	42,639,572
	$ 33,246,652	$ 23,347,123

Covenants under the First Indiana Bank, National City Bank, Salin Bank and Royal Bank of Canada credit agreements require the Company (independently and together with related parties) to meet certain financial covenants.

Subsequent to September 30, 2006, the Companies were notified by a financial institution of a covenant default for advances on certain new and spec homes. Management is taking action to remedy this default.

Principal payments due on long-term debt outstanding at September 30, 2006, are as follows:

Year Ending September 30,	
2007	$ 52,051,776
2008	21,180,306
2009	9,836,404
2010	1,466,492
2011	72,012
Thereafter	691,438
	85,298,428
Less short-term notes payable and current maturities of long-term debt	52,051,776
	$ 33,246,652

Note F - Notes Payable to Related Parties:

PEEC has various notes payable to related parties accruing interest at rates from prime to prime plus 1% that expired in December 1996. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 for both years ended September 30, 2006 and 2005.

Note G - Notes Payable to Stockholder:

EDC has a note payable to EDC's stockholder at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 and $0 at September 30, 2006 and 2005, respectively.

Note H - Capital Leases:

Long-term leases relating to the financing of certain furniture and equipment are accounted for as installment purchases. The capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in the lease and a corresponding amount is capitalized as the cost of the furniture and equipment. The furniture and equipment is being depreciated over a period of five years.

The following is an analysis of furniture and fixtures under capital leases for the years ended September 30, 2006 and 2005:

	2006	2005
Furniture and fixtures	$ 1,083,814	$ 291,907
Accumulated depreciation	(176,841)	(87,418)
	$ 906,973	$ 204,489

Note H - Capital Leases (Continued):

Following is a schedule of future minimum lease payments due under the capital lease obligations together with the present value of net minimum lease payments as of September 30, 2006:

Year Ending September 30,	
2007	$ 279,533
2008	272,736
2009	250,200
2010	250,200
2011	48,322
Total minimal lease payments	1,100,991
Less amounts representing interest	143,279
Present value of net minimum lease payments	957,712
Less current portion	(244,072)
Long-term portion	$ 713,640

Note I - Retirement Plans:

The Companies maintain a profit-sharing plan that covers all employees who meet the eligibility requirements set forth in the plan. The Companies' contributions are made at management's discretion and are allocated based upon each participant's eligible compensation.

The plan includes a 401(k) savings plan whereby employees can contribute and defer taxes on compensation contributed to the plan. The Companies' match, within prescribed limits, the contributions made by employees.

The following summarizes the Companies' contributions for the years ended September 30, 2006 and 2005:

	2006	2005
Profit-sharing contribution	$ -	$ -
401(k) matching contribution	125,015	117,935
	$ 125,015	$ 117,935

Note I - Retirement Plans (Continued):

The Companies also have an employee stock ownership plan (ESOP). Although labeled as an ESOP, the plan is currently operating as a profit-sharing plan. At some date in the future to be determined by management, the plan shall be converted from a profit-sharing plan into an ESOP. Funds in the plan at the time of conversion to an ESOP may be used to purchase stock. Contributions to the Plan were $0 for both years ended September 30, 2006 and 2005.

Note J - Stockholder and Variable Interest Entities Equity:

Common Stock

TEG has voting stock with equal voting rights. All of the stock is no par value.

The following summarizes the TEG's shares of common stock at September 30, 2006 and 2005:

	2006	2005
Authorized	2,000,000	2,000,000
Issued	1,591,594	1,591,594
Outstanding	1,591,594	1,591,594

Equity of Variable Interest Entities

TEG and its wholly owned subsidiaries are corporations. All other entities included in the consolidated financial statements are pass-through entities.

Note K - Income Taxes:

Federal and state income tax expense (benefit) for the years ended September 30, 2006 and 2005, is summarized as follows:

	2006	2005
Federal		
Current expense	$ (15,741)	$ 1,182,960
Deferred expense (benefit)	(1,446,332)	455,857
	(1,462,073)	1,638,817
State		
Current expense	(35,479)	283,163
Deferred expense (benefit)	(409,873)	128,267
	(445,352)	411,430
	$ (1,907,425)	$ 2,050,247

The Companies' deferred tax assets and liabilities as of September 30, 2006 and 2005, are summarized as follows:

	2006	2005
Federal:		
Deferred tax assets	$ 2,390,685	$ 949,153
Deferred tax liabilities	(252,225)	(257,015)
	2,138,460	692,138
State:		
Deferred tax assets	603,864	201,156
Deferred tax liabilities	(15,510)	(22,685)
	588,354	178,471
Net deferred tax asset	$ 2,726,814	$ 870,609

Note K - Income Taxes (Continued):

The net deferred tax asset (liability) has been reflected in the Companies' consolidated balance sheets as follows:

	2006	2005
Current assets	$ 2,665,606	$ 783,136
Current liabilities	-	-
Current assets, net	2,665,606	783,136
Long-term assets, net	328,944	367,173
Long-term liabilities	(267,736)	(279,700)
Long-term assets, net	61,208	87,473
	$ 2,726,814	$ 870,609

The Companies have an alternative minimum tax credit of approximately $213,000 to offset future federal tax liabilities. The life of the credit is indefinite. The Companies also have charitable contribution carryforwards of approximately $148,000, of which $84,000 expire in 2010 and the remaining $64,000 expire in 2011. At September 30, 2006, the Companies have federal net operating loss carryforwards of approximately $5,200,000 and state tax operating loss carryforwards of approximately $5,300,000. Other components of the Companies tax assets include accrued warranty costs, accrued health insurance, and accrued executive bonuses. Depreciation timing differences constitutes the majority of the Companies' tax liabilities. SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, at September 30, 2006, the Companies had federal tax operating loss and based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is considered necessary to reduce the deferred tax assets.

Note L - Leasing Commitments:

The Companies lease office facilities, certain vehicles, model homes, and computer hardware and software and related peripheral equipment under operating leases expiring at various dates through December 2015. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of September 30, 2006, are summarized as follows:

Year Ended September 30,	
2007	$ 1,161,077
2008	963,837
2009	800,304
2010	588,639
2011	554,040
Thereafter	2,501,210
	$ 6,569,107

Rent expense with respect to all operating leases amounted to approximately $1,589,189 and $1,500,234 for the years ended September 30, 2006 and 2005, respectively.

Note M - Self-Funded Health Insurance:

The Companies' Employee Benefit Plan provides employees and their dependents with comprehensive health care coverage. A portion of that coverage is self-funded by the Companies. Under the insurance policy with the Plan's underwriter, the Companies' self-funded liability is limited for each plan year to $45,000 per employee, with an aggregate liability limit of approximately $1,000,000. The liability limitations are adjusted on an annual basis. For this purpose, the plan year runs on a calendar year basis, and the $45,000/$1,000,000 limits apply through December 31, 2006.

In addition, the Companies pay a monthly fee to provide for administrative, cost containment, prescription card, and preferred provider organization fees.

Note N - Purchase Commitments:

At September 30, 2006, the Companies have contractual commitments to purchase lots in various housing developments. The total commitments remaining at September 30, 2006, amounted to approximately 1,132 lots for approximately $87,758,000. Of these commitments, approximately 695 lots for approximately $51,675,000 are with variable interest entities included in these consolidated financial statements. These agreements expire at various dates through September 2010.

Note N - Purchase Commitments (Continued):

At September 30, 2005, the Companies had contractual commitments to purchase lots in various housing developments. The total commitments remaining at September 30, 2005, amounted to approximately 1,175 lots for approximately $76,835,000. Of these commitments, approximately 691 lots for approximately $40,542,000 are with variable interest entities included in these consolidated financial statements. These agreements expire at various dates through September 2008.

Note O - Related Party Transactions:

The Companies are related to various entities not consolidated in these financial statements as a result of common ownership. Transactions with these entities are minimal and immaterial to the consolidated financial statements.

Note P - Concentration of Credit Risk:

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Companies place cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Companies routinely assess the financial strength of customers and, as a consequence, believe that accounts receivable credit risk exposure is limited.

Note Q - BCE I, BCE II, BCE III Operating Agreements:

The BCE I, BCE II, and BCE III partnerships were formed as a joint venture between EDC, Billy Creek Associates, LP (BCA I), Billy Creek Associates II, LP, (BCA II) and Billy Creek Associates III, LP (BCA III). The purpose of these entities is to serve as land holding and development companies to supply TEG with lots for future home construction. The agreements outline the original capital contributions of the Billy Creek entities (BCA I - $4,000,000, BCA II - $3,600,000, and BCA III - $3,500,000). All agreements state that BCA I, BCA II, and BCA III will receive a guaranteed 19.5% internal rate of return on these capital contributions over the life of the project. TEG and EDC have guaranteed payment of these amounts and have guaranteed certain debt obligations included in Note E. The Estridge Group, Inc. has agreed to purchase lots at specified prices from the BCE partnerships within a specified time interval. In addition, TEG's majority stockholder has personally guaranteed an internal rate of return of 18% for the BCA entities.

Note R - Business Concentration:

The Companies' revenues are substantially derived from construction of residential homes in Indianapolis, Indiana and surrounding communities.

Note S - Commitments and Contingencies:

The Companies are also parties to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding, the Companies believe any liability that may finally be determined with respect to such legal proceedings should not have a material effect on the Companies' consolidated financial position, results of operations, or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period.

During the year ended September 30, 2006, EIP was involved in a settlement regarding environmental clean up. EIP has accrued and / or paid all estimated fees related to this settlement per legal counsel.

Note T - Contingent Convertible Securities:

TEG has outstanding debt, the terms of which enable the holder, under certain conditions, to convert such securities into shares of the Company subsidiary's (First Mile) preferred stock at a fixed conversion price of $10 per share. See Note E for further description of debt instrument.

Note U - Implementation of Financial Accounting Standards Board Interpretation No. 46:

In December 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after December 31, 2003, and applies in the first year or interim period beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003. Due to the presence of cross guarantees of debt between related entities and guarantees of debt by TEG and its majority stockholder of other related entities, TEG believes certain related entities are variable interest entities (See Notes E and N for description of related party arrangements and debt guaranteed by TEG and its majority stockholder). Specifically, TEG considers BCE I, BCE II, BEC III, EDC, PEEC, EIP, and FSC to be variable interest entities. FIN 46 is implemented in these financial statements and therefore these entities have been consolidated for the years ended September 30, 2006 and 2005.

Exhibit Index

Exhibit No.	Document
2.1	Form of Placement Agent Agreement
2.2	Articles of Incorporation of Paul E. Estridge Corp.
2.3	Code of By-laws of Paul E. Estridge Corp. and the First Amendment to Code of By-Laws
2.4	Articles of Incorporation of The Estridge Group, Inc.
2.5	Code of By-laws of The Estridge Group, Inc. and the First Amendment to the Code of By-Laws
2.6	Articles of Incorporation of Estridge Development Company, Inc.
2.7	Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws
3.1	Form of Note
3.2	Form of Indenture of Trust
3.3	Form of Corporate Guarantee
6.1	Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004
6.2	First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005
6.3	Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004
6.4	Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002
6.5	Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002
6.6	Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005
6.7	Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001
6.8	Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004
6.9	Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006

6.10	Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002
6.11	Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006
6.12	First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006
9.1	Form of Escrow Agreement
10.1	Consent of Krieg DeVault LLP (contained in 11.1)
11.1	Opinion of Krieg DeVault LLP*

* to be filed by Amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on December 28, 2006.

THE ESTRIDGE GROUP, INC.

By: ______________________
Paul E. Estridge, Jr., President

PAUL E. ESTRIDGE CORP.

By: ______________________
Paul E. Estridge, Jr., President

ESTRIDGE DEVELOPMENT COMPANY, INC.

By: ______________________
Paul E. Estridge, Jr., President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
Paul E. Estridge, Jr.	Director and President of The Estridge Group, Inc., Paul E. Estridge Corp., and Estridge Development Company, Inc.	December 28, 2006
Michael J. Keller	Treasurer and Secretary of The Estridge Group, Inc., Paul E. Estridge Corp., and Estridge Development Company, Inc.	December 28, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.

VOLUME I

Exhibit Index

Exhibit No.	Document
2.1	Form of Placement Agent Agreement
2.2	Articles of Incorporation of Paul E. Estridge Corp.
2.3	Code of By-laws of Paul E. Estridge Corp. and the First Amendment to Code of By-Laws
2.4	Articles of Incorporation of The Estridge Group, Inc.
2.5	Code of By-laws of The Estridge Group, Inc. and the First Amendment to the Code of By-Laws
2.6	Articles of Incorporation of Estridge Development Company, Inc.
2.7	Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws
3.1	Form of Note
3.2	Form of Indenture of Trust
3.3	Form of Corporate Guarantee
6.1	Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004
6.2	First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005
6.3	Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004
6.4	Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002
6.5	Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002
6.6	Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005
6.7	Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001
6.8	Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004
6.9	Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006

6.10	Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002
6.11	Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006
6.12	First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006
9.1	Form of Escrow Agreement
10.1	Consent of Krieg DeVault LLP (contained in 11.1)
11.1	Opinion of Krieg DeVault LLP*

* to be filed by Amendment

Exhibit 2.1

Form of Placement Agent Agreement

THE ESTRIDGE GROUP, INC.
$5,000,000
___% Subordinated Notes Due ________, 2010
___% Subordinated Notes Due ________, 2012
___% Subordinated Notes Due ________, 2015

PLACEMENT AGENT AGREEMENT

________, 2007

Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dear Sirs:

The Estridge Group, Inc., a corporation organized in Indiana (the "Company"), hereby confirms its agreement with you whereby the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated notes (the "Notes") of the Company with the following interest rates and maturities:

Subordinated Notes	Interest Rate	Maturity
"Three Year Notes"	____%	________, 2010
"Five Year Notes"	____%	________, 2012
"Eight Year Notes"	____%	________, 2015

to be sold by you on a best efforts basis, as placement agent (the "Placement Agent") of the Company, as set forth in Section 1 hereof.

The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. _______) and a related offering circular for the qualification of the Notes under Regulation A promulgated by the Commission under the Securities Act of 1933 (the "1933 Act"), and has filed such amendments thereto, if any, and such amended offering circulars as may have been required to the date hereof. The offering statement as it may be amended and the offering circular on file with the Commission as it may be amended at the time the offering statement becomes qualified are hereinafter called the "Offering Statement" and the "Offering Circular," respectively, except that if the Company files

a post-qualification amendment to the offering statement, then the term "Offering Statement" shall, from and after the qualification of such amendment thereto, refer to the offering statement as amended by such post qualification amendment thereto.

SECTION 1. Appointment of Placement Agent; Offering Period. On the basis of the representations, warranties and covenants herein contained, but subject to the terms and conditions herein set forth, you are hereby appointed the principal agent of the Company during the Offering Period (as hereinafter defined) for the purpose of obtaining subscribers for the Notes from public subscribers ("Subscribers") for the account and at the risk of the Company through the offering herein contemplated. The Placement Agent may establish Co-agency relationships with other registered broker-dealers for purposes of obtaining subscriptions for the Notes, subject to the reasonable approval by the Company. Subject to the performance by the Company of all of its obligations to be performed hereunder, and to the completeness and accuracy of all of the representations and warranties contained herein, you hereby accept such agency and agree to use your best efforts, in light of the aggregate offering price and the commissions and fees payable to the Placement Agent hereunder, during the Offering Period to obtain subscriptions for the Notes from suitable Subscribers.

The Offering Period shall commence on the day that the Offering Statement is qualified by the Commission and an Offering Circular is first made available to you by the Company for delivery in connection with the offering for sale of the Notes and shall continue until the earlier of the Closing Time (as hereinafter defined), and the close of business on [ ], 2007, or such later date, not later than [ ], 2007, as you and the Company shall agree upon (such termination date being hereinafter referred to as the "Offering Termination Date").

Your agency hereunder, which is coupled with an interest and, therefore, is not terminable by the Company without your permission, except as otherwise expressly so provided in this Agreement, shall continue until the Offering Termination Date. Any termination of your agency or of this Agreement shall be without obligation on your part or on the part of the Company, except that the provisions of Sections 6, 9 and 10 hereof shall survive any such termination of this Agreement.

SECTION 2. Representations and Warranties of the Company.

(a) The Company represents and warrants to the Placement Agent that:

(i) At the time the Offering Statement initially becomes qualified and at the time any post-qualification amendment thereto becomes qualified, the Offering Statement (including the Offering Circular) will comply with the requirements of the 1933 Act and the regulations promulgated thereunder (the "1933 Act Regulations") (including but not limited to Regulation A) and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and at the time the Offering Statement becomes

qualified and at the Closing Time referred to in Section 3, the Offering Circular will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Offering Statement or Offering Circular made in reliance upon and in conformity with information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by or on behalf of the Placement Agent expressly for use in the Offering Statement or Offering Circular.

(ii) Each accounting firm, if any, that certifies financial statements included in the Offering Statement is an independent public accountant as required by the 1933 Act and the 1933 Act Regulations.

(iii) The financial statements (including the notes thereto) included in the Offering Statement and the Offering Circular comply with the requirements of the 1933 Act and the 1933 Act Regulations and present fairly the financial position, the results of operations and cash flows of the respective entity or entities presented therein at the respective dates and for the respective periods indicated therein, all in conformity with generally accepted accounting principles applied on a consistent basis and present fairly the information required to be stated therein. Except as reflected in such financial statements, there exists no material liabilities of the respective entity or entities presented therein, contingent or absolute, matured or unmatured for the periods covered by the financial statements.

(iv) The financial information and data included in the Offering Statement and the Offering Circular present fairly the information shown therein and have been prepared on a basis consistent with that of the financial statements included in the Offering Statement and Offering Circular and the books and records of the respective entity or entities presented therein.

(v) The Company has been duly organized and is validly existing as a corporation under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents (as hereinafter defined) to which it is a party and to perform its obligations hereunder and

thereunder. The Company is duly qualified or registered as a foreign corporation in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vi) Each of the subsidiaries of the Company (the "Subsidiaries") has to the extent described in the Offering Circular been duly organized and is validly existing as a corporation, limited liability company or partnership under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged and is duly qualified or registered as a foreign corporation, limited liability company or partnership in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vii) The Company has an authorized capital as set forth in the Offering Circular, and all of the shares of capital stock in the Company have been duly and validly authorized and issued, are fully paid and nonassessable, and conform to the descriptions thereof in the Offering Circular.

(viii) There are not now outstanding and at the Closing Time there will be no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(ix) The Notes conform to the description thereof contained in the Offering Circular and such description conforms to the rights set forth in the instruments defining such rights. The certificates issued to evidence the Notes will be in due and proper form at the Closing Time.

(x) Each of this Agreement, the escrow agreement among the Company, the Placement Agent and MainSource Bank, Greensburg, Indiana (the "Escrow Agent") in the form attached hereto as Exhibit A (the "Escrow Agreement") and the Indenture of Trust among the Company and MainSource Bank (the "Trustee") has been duly and validly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties

thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(xi) The execution and delivery of this Agreement, the Indenture of Trust and the Escrow Agreement (collectively, the "Operative Documents"), the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under or result in a violation of, (A) any of the Operative Documents; (B) the articles of incorporation, by-laws or other charter or organizational documents of the Company or any Subsidiary; (C) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (D) any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (xi) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary except as described in or contemplated by the Offering Statement and Offering Circular.

(xii) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act or the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(xiii) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, except as may otherwise be stated therein or contemplated thereby: (A) there has been no material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, whether or not arising in the ordinary course of

business; (B) no material casualty loss or material condemnation has occurred; (C) there have been no transactions entered into by the Company or any Subsidiary, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries; (D) there has been no dividend or distribution of any kind declared, paid, or made by the Company except as allowed under Section 4.07 of the Indenture; and (E) there has been no material change in the ownership of the equity of the Company or any Subsidiary.

(xiv) The Company and the Subsidiaries have good and marketable title to all real and personal property owned by them, free and clear of all liens, security interests, encumbrances, restrictions, equities, and claims except such as are described in the Offering Circular or such as do not materially adversely affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and improvements thereon and any personal property material to the business of the Company and the Subsidiaries held under lease by the Company and the Subsidiaries are held by them under a valid, subsisting, and enforceable lease with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries.

(xv) The Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or the absence of which is described or contemplated in the Offering Circular. All such licenses are valid and in full force and effect and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license.

(xvi) The Company and the Subsidiaries own, possess, or have the legal right to use all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unprotected or unpatentable proprietary or confidential information, systems, or procedures), trademarks, service marks, trade names, and other rights ("rights") necessary for

or now employed by them in the conduct of their respective businesses as now operated by them, and none of them has received any notice of and, to the best knowledge of the Company and the Subsidiaries, there is no basis for any action for, alleged infringement of or conflict with asserted rights of others with respect to any of such rights.

(xvii) No labor dispute with the employees of the Company or any Subsidiary exists or, to the best knowledge of the Company and the Subsidiaries, is imminent; neither the Company nor any Subsidiary is aware of any existing or imminent labor disturbance by the employees of the Company or any Subsidiary that might be expected to result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and its Subsidiaries.

(xviii) Neither the Company nor any Subsidiary (A) is in violation of its articles of incorporation, by-laws or other charter or organizational document, or (B) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (C) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (C) has had or could reasonably be expected to have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(xix) There is no action, suit, proceeding, or, to the best knowledge of the Company and the Subsidiaries, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of the Company and the Subsidiaries, threatened against or affecting the Company or any Subsidiary or any director or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the

Company or any Subsidiary or any such director or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them; no pending legal or governmental proceeding or, to the best knowledge of the Company and the Subsidiaries, investigation to which the Company or any Subsidiary or any of their directors or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, is, considered in the aggregate, material to any of them or their respective properties or assets; and there are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(xx) The Company and each of the Subsidiaries of the Company has not, within five (5) years prior to the filing of the Offering Statement and the Offering Circular (i) been convicted of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; (ii) filed a registration statement which is subject to any pending proceeding or examination under Section 8 of the 1933 Act or has been the subject of any refusal order or stop order thereunder; (iii) been subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act or to an order entered thereunder; (iv) been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminary restraining or enjoining, or been subject to any order, judgment or decree of any court of competent jurisdiction permanently restraining or enjoining such person from engaging or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or (v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 or been subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005

(xxi) No director, officer or beneficial owner of ten percent (10%) or more of the Company has:

(a) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(b) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(c) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Securities Exchange Act of 1934 (the "1934 Act") or Section 203(e) or (f) of the Investment Advisors Act of 1940;

(d) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(e) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005

(xxii) The Company has not within the twelve (12) months before the start of and during this Offering received, and will not within the six (6) months subsequent to the completion of this Offering receive, cash or other consideration for the issuance of any securities in reliance upon Regulation A other than in connection with this Offering.

(b) Any certificate signed by any officer of the Company, and delivered to you or your counsel, shall be deemed a representation and warranty by the Company to you as to the matters covered thereby.

SECTION 3. **Representations and Warranties and Certain Covenants of the Placement Agent.** The Placement Agent represents and warrants and covenants with the Company that:

(a) It has not and will not offer the Notes for sale, or solicit any offers to buy any Notes, on the basis of any communications or documents relating to the Company or the Notes, other than the Offering Circular, including the appendices attached thereto, or any other document approved in writing as to form and substance by the Company and its counsel.

(b) It will offer the Notes for sale, or solicit offers to buy the Notes, only in such manner and in such circumstances as will, assuming the accuracy of the representations and warranties set forth in Section 2 hereof, (A) comply with all applicable provisions of the 1933 Act and the 1934 Act, and (B) as its counsel advises be in compliance with the securities or "blue sky" laws of each jurisdiction designated by the Company in accordance with the provisions of Section 5(g) hereof, which advice of such counsel (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(c) It has been duly organized and is validly existing as a limited liability company under the laws of the state Indiana with full power and authority to enter into the Operative Documents and to perform its obligations hereunder and thereunder.

(d) This Agreement, when confirmed and accepted by it, will be duly authorized and executed and will be a valid and binding agreement and will be enforceable in accordance with its terms.

(e) It is a broker-dealer duly registered pursuant to the provisions of the 1934 Act, a member in good standing of the NASD, and a registered broker-dealer under the applicable statutes and regulations of the State of Indiana; and it will maintain such registration in good standing throughout the Offering Period and it will comply with all statutes and other requirements applicable to it with respect to its brokerage activities within such jurisdiction.

(f) Neither the Placement Agent nor any member, director, director or officer of the Placement Agent has:

(i) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the

Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(ii) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(iii) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Act or Section 203(e) or (f) of the Investment Advisors Act of 1940;

(iv) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005;

(vi) been covered by any registration statement which is the subject of any pending proceeding or examination under Section 8 of the 1933 Act or is the subject of any refusal order or stop order within five (5) years prior to the filing of the Offering Statement of Offering Circular; or

(vii) been covered by any filing which is subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act, or to an order entered thereunder within five (5) years prior to the filing of the Offering Statement.

SECTION 4. <u>Offering and Sale of Notes; Closing; Placement Agent Fee</u>.

(a) Each Subscriber desiring to purchase Notes shall be required after the Offering Statement becomes qualified, to deliver a check in full payment for the Notes subscribed for by such Subscriber payable to the Estridge Group, Inc. Escrow Account, to the Placement Agent.

(b) Promptly after the Placement Agent has determined that a Subscriber's payment has been completed and delivered in accordance with the requirements therefor, and in any event not later than 12 o'clock noon on the first business day following receipt, such Subscriber's payment shall be deposited in the escrow account established pursuant to the Escrow Agreement (the "Escrow Account") to be held in accordance with the Escrow Agreement; <u>provided, however</u>, that the Company or the Placement Agent may elect not to accept all or part of a Subscriber's payment in which case the Company shall notify the Subscriber in writing of such fact, promptly after such election, and (i) if the Company has determined to reject all of a Subscriber's payment, the Placement Agent or the Escrow Agent, as the case may be, shall promptly return the Subscriber's funds for payment of the investment price, or (ii) if the Company has determined to reject part of an Subscriber's payment, the Placement Agent shall deposit such Subscriber's payment in the Escrow Account and instruct the Escrow Agent to issue a check to the Subscriber to return the portion of the Subscriber's payment attributable to the rejected portion of such investment.

(c) Interest, if any, earned on funds deposited in the Escrow Account will be distributed to Subscribers in accordance with the Escrow Agreement, as soon as practicable after the Closing or return of such Subscribers' funds, as the case may be.

(d) Subscribers may terminate their subscriptions or withdraw their funds from the Escrow Account up and until the Closing Date upon their written notification of the Placement Agent.

(e) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have been subscribed for and all other conditions specified in Sections 7 and 8 hereof have been satisfied or waived and all other conditions for disbursement of funds set forth in the Escrow Agreement have been satisfied, then, prior to [ ], 2007 and on or before the earlier to occur of (i) the fifteenth full business day after the Offering Termination Date and (ii) any date agreed upon by the Company and you as the date for the closing of the sale of the Notes (the "Closing"), payment shall be made to the Company of the purchase price for the Notes for which you have obtained Subscribers, and the Company shall deliver, promptly after the Closing, to each such Subscriber a certificate evidencing the Notes purchased by such Subscriber. The Closing shall take place at such place and time (the "Closing Time") as shall be agreed upon between you and the Company.

(f) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have not been subscribed for, or all of the conditions specified in Sections 7 and 8 hereof have not been satisfied or waived or the conditions for disbursement of funds set forth in the Escrow Agreement have not been satisfied or waived, all funds received from subscribers shall be promptly returned to them as specified in the Escrow Agreement.

(g) The amount of Subscribers' funds in the Escrow Account attributable to the purchase price of the Notes shall be released to the Company if, and only if, all of the conditions to Closing set forth in Sections 7 and 8 hereof shall have been satisfied or waived and all other conditions for disbursement of such funds set forth in the Escrow Agreement have been satisfied. Any funds received with respect to subscriptions that are rejected in whole or in part shall be returned (to the extent any such subscription has been rejected) to the Subscriber, together with interest earned thereon, if any, as soon as practicable as provided in the Escrow Agreement and, in any event, within ten (10) business days after rejection of such subscription.

(h) Upon consummation of the offering, the Company shall pay or cause to be paid to you as compensation for your services a commission equal to (i) a structuring fee for the sale of Notes computed at the rate of $20,000 per $1,000,000 in Notes sold ($53,000 at the minimum and $100,000 at the maximum) plus (ii) 5.5% of the gross proceeds of the sale of the Notes. Such payment shall be made at the Closing Time by certified or official bank check in immediately available funds payable to your order.

SECTION 5. Certain Covenants. The Company covenants with you as follows:

(a) The Company will use its best efforts to cause the Offering Statement to become qualified as promptly as possible and will notify you immediately and confirm the notice in writing (i) of the qualification of the Offering Statement and any amendment thereto, (ii) of the receipt of any comments from the Commission after the date hereof, (iii) of any request by the Commission for any amendment to the Offering Statement or any amendment or supplement to the Offering Circular or for additional information after the date hereof, and (iv) of the issuance by the Commission of any stop order suspending the qualification of the Offering Statement or of any order preventing or suspending the use of the Offering Circular, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening by the Commission or other governmental authority of any proceeding or investigation for any of such purposes. The Company will use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use and, if any such order shall at any time be issued, to obtain the lifting thereof at the earliest possible moment.

(b) The Company will give you notice of its intention to file any amendment to the Offering Statement or any amendment or supplement to the Offering Circular and will not file any such amendment or supplement to which you or your counsel shall object.

(c) The Company will deliver to you, as soon as available, as many signed copies of the offering statement as originally filed and of each amendment thereto (including

exhibits and documents filed therewith and signed copies of all consents and certificates of experts) as you may reasonably request, and will also deliver to you as many conformed copies of the offering statement as originally filed and of each amendment thereto as you may reasonably request.

(d) The Company will deliver to you, from time to time, before the offering statement becomes qualified, as many copies of the preliminary offering circular and any amended preliminary offering circular as you may reasonably request, and as soon as the Offering Statement becomes qualified and thereafter from time to time during the period when the Offering Circular is required to be delivered under the 1933 Act, such number of copies of the Offering Circular (as amended or supplemented) as you may reasonably request for the purposes contemplated by the 1933 Act or the 1933 Act Regulations.

(e) During the period when the Offering Circular is required to be delivered under the 1933 Act, the Company will comply, at its own expense, with all requirements imposed upon it by the 1933 Act and the 1933 Act Regulations, the 1934 Act, and the rules and regulations of the Commission under the 1934 Act, as from time to time in force, so far as necessary to permit the completion of the offering of the Notes as contemplated hereby and in the Offering Circular.

(f) If any event shall occur as a result of which it is necessary, in the opinion of either counsel for the Company or your counsel, to amend or supplement the Offering Circular in order to make the Offering Circular not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a Subscriber, not misleading or in order to otherwise comply with the 1933 Act, 1993 Act Regulations or the 1934 Act, or if, during the period when the Offering Circular is required to be delivered under the 1933 Act, it is necessary to amend the Offering Statement or to amend or supplement the Offering Circular to comply with the 1933 Act or the 1933 Act Regulations, the Company will notify you promptly thereof and will forthwith amend or supplement the Offering Circular (in form and substance satisfactory to your counsel) so that, as amended or supplemented, the Offering Circular or Offering Statement, as the case may be, will comply with the 1933 Act and the 1933 Act Regulations and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to a Subscriber, not misleading, and will use its best efforts to cause any such amendment or supplement to become qualified, and the Company will furnish to you copies of such amendment or supplement pursuant to Section 5(c) hereof. For the purposes of this subsection, the Company will furnish such information with respect to itself as you may from time to time reasonably request.

(g) The Company will endeavor in good faith, in cooperation with you, to qualify the Notes for offering and sale under the applicable securities or "blue sky" laws of Indiana and each other jurisdiction agreed upon by you and the Company, to the extent required under the laws of such jurisdiction. In each jurisdiction where the Notes shall be so qualified, the Company will make and file such statements and reports as are or may be

required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the qualified date of the Offering Statement.

(h) Subject to the terms hereof and thereof, the Company will do and perform all things required to be done or performed by it prior to the Closing Time pursuant to the Operative Documents.

(i) The Company will use the proceeds from the sale of the Notes in the manner specified in the Offering Circular under the caption "Use of Proceeds."

(j) The Company will make generally available to the Trustee and the Placement Agent as soon as practicable, but not later than 45 days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act Regulations) covering a period of twelve (12) months beginning not later than the first day of the Company's fiscal quarter next following the qualification date of the Offering Statement. The Placement Agent will deliver such earnings statement to the holders of the Notes upon written request by the individual holders.

(k) The Company will make generally available to the Placement Agent as soon as practicable, but not later than the 15th day after the close of the month covered thereby, internally prepared monthly financial statements in such form as are normally prepared and utilized by the management of the Company in reviewing the financial performance and condition of the Company, which form shall be in substantial compliance with generally accepted accounting standards provided that footnotes shall not be required other than as may be necessary, in the reasonable opinion of the Company officer responsible for preparation of such statements, for the understanding of the financial statements. The Placement Agent shall not deliver or make available to the holders of the Notes the monthly financial statements.

(l) The Company will file with the Commission such reports on Form 2-A as may be required pursuant to Rule 463 under the 1933 Act and the 1933 Act Regulations and will submit to you, as soon as practicable after the filing thereof, sufficient copies of such reports.

SECTION 6. Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company shall pay all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, all costs and expenses in connection with (a) the issuance, sale, and delivery of the Notes pursuant to this Agreement (including all transfer and other taxes, if any, payable thereon); (b) the filing, printing, duplication, and delivery of the offering statement as originally filed and each amendment thereto (including all exhibits thereto), each preliminary Offering Circular, the Offering Circular and any amendments thereof and supplements thereto, the "blue sky" memorandum, this Agreement, and other documents supplied to the Placement Agent in connection with the offering; (c) the fees and disbursements of counsel and accountants for the Company; and (d) the filing fees and expenses incurred in

connection with qualifying the Notes under the laws of certain jurisdictions as aforesaid and in connection with the review of the terms of the offering by the NASD, including the fees and disbursements of your counsel in connection therewith and in connection with any "blue sky" survey or memorandum.

Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company also shall reimburse the Placement Agent, on an actual, accountable, out-of-pocket basis (and exclusive of the fees and commissions provided for in Section 4) for the cost of Placement Agent's legal counsel.

SECTION 7. Conditions of Placement Agent Obligations. The obligations of the Placement Agent hereunder and the occurrence of the Closing hereunder, are subject to the accuracy, as of the date hereof and the Closing Time (as if made at the Closing Time), of the representations and warranties of the Company herein contained, to the performance by the Company of its obligations hereunder, and to the following further conditions:

(a) The Offering Statement shall initially become qualified by the Commission not later than 5:00 P.M., Indianapolis, Indiana time on [February 28, 2007], or at such later time and date as may be agreed to in writing between you and the Company; and, at the Closing Time, (i) no stop order suspending the qualification of the Offering Statement shall have been issued under the 1933 Act, (ii) no proceeding relating to the accuracy or completeness of the Offering Statement or the Offering Circular or that might result in suspension of the use of the Offering Statement or Offering Circular shall have been initiated or threatened by the Commission, and (iii) all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction.

(b) At Closing Time the Placement Agent shall have received:

(i) The favorable opinion of Krieg DeVault LLP, counsel for the Company, dated as of the Closing Time, in form and substance satisfactory to the Placement Agent, to the effect that:

(A) The Company has been duly organized and is validly existing under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents to which it is a party and to perform its obligations hereunder and thereunder.

(B) The Company is duly qualified or registered as a foreign corporation in each jurisdiction in which the ownership of its properties or the conduct of its business make such qualification or registration necessary.

(C) Each Subsidiary has been duly organized and is validly existing under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged as described in the Offering Circular.

(D) Each Subsidiary is duly qualified or registered as a foreign corporation or entity in each jurisdiction in which the ownership of its properties or the conduct of its business make such qualification or registration necessary.

(E) There are no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(F) The Notes conform to the description thereof contained in the Offering Circular and Indenture of Trust and the certificates to be issued to evidence the Notes are in due and proper form.

(G) This Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(H) The Escrow Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(I) The Indenture of Trust has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(J) The execution and delivery of the Operative Documents, the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under or result in a violation of, (i) any of the Operative Documents; (ii) the articles of incorporation, by-laws, or other charter or organizational documents of the Company or any Subsidiary; (iii) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (iv) to the best knowledge of such counsel, any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (iv) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary.

(K) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act, the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(L) To the best knowledge of such counsel, the Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs,

properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries and except as described in the Offering Statement and the Offering Circular. To the best knowledge of such counsel, all such licenses are valid and in full force and effect.

(M) Neither the Company nor any Subsidiary (i) is in violation of its articles of incorporation, by-laws or other charter or organizational documents, or, to the best knowledge of such counsel, (ii) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (iii) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (iii) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(N) There is no action, suit, proceeding, or, to the best knowledge of such counsel, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of such counsel, threatened against or affecting the Company or any Subsidiary or any director or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such director or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or

would have a material adverse effect on the properties or assets of any of them.

(O) There is no pending legal or governmental proceeding or, to the best knowledge of such counsel, investigation to which the Company or any Subsidiary or any of their directors or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, that is, considered in the aggregate, material to any of them or their respective properties or assets.

(P) There are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(Q) Neither the Company nor any Subsidiary is an "investment company," as that term is defined in the Investment Company Act of 1940, as amended, or is subject to regulation under such Act.

(R) The Offering Statement is qualified under the 1933 Act Regulations and, to the best knowledge of such counsel, no stop order suspending the qualification of the Offering Statement has been issued under the 1933 Act or proceedings for that purpose initiated or threatened by the Commission.

(S) At the time the Offering Statement initially became qualified and at the time any post-qualification amendment thereto became qualified, the Offering Statement and the Offering Circular (except as to the financial statements and other financial and statistical information included therein, as to which no opinion need be rendered) complied as to form in all material respects with the requirements of the 1933 Act Regulations, Form 1-A under the 1933 Act Regulations and the 1933 Act.

(T) The provisions of the articles of incorporation and by-laws of the Company, as in effect on the date of the Offering Circular, are valid and enforceable under the laws of Indiana.

(U) Such counsel has reviewed the statements in the Offering Circular under the caption "Description of the Subordinated Notes" and such statements are correct and complete in all material respects and constitute a fair presentation of all information purported to be set forth therein.

In addition, such counsel shall state that such counsel has participated in the preparation of the Offering Statement and the Offering Circular and each amendment or supplement thereto and that no facts have come to such counsel's attention that lead such counsel to believe that the Offering Statement (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Offering Circular (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified or at the Closing Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In giving its opinion, such counsel may rely as to matters of law other than federal law and the laws of Indiana upon an opinion or opinions of other counsel satisfactory to you and addressed and delivered to you at the Closing Time, which opinion or opinions shall be in form and substance satisfactory to you or to your counsel.

The opinions expressed in paragraphs ((G), (H), (I) and (J) above as to the enforceability of the documents referred to therein may be qualified to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium, and other similar laws affecting the rights and remedies of creditors generally. Moreover, such counsel may state in its opinion that the enforceability of such documents is subject to general principles of equity (regardless of whether such enforceability is considered in proceedings in equity or at law).

(ii) The favorable opinion of your counsel, dated as of Closing Time, with respect to the Offering Statement, the Offering Circular, and such other matters as you may reasonably require. In giving their opinion, such counsel may rely (without making other investigations with respect thereto) upon the opinion delivered pursuant to Section 7(b)(i) hereof.

(c) At the time the Offering Statement initially became qualified, you shall have received from Somerset CPAs, P.C. a letter dated such date, in form and substance as attached on Exhibit "B".

(d) At Closing Time you shall have received from Somerset CPAs, P.C. a letter, dated as of Closing Time, in form and substance satisfactory to you, to the effect that it reaffirms the statements made in the letter furnished by it pursuant to subsection (c) of this Section, except that the specified date referred to shall be a date not more than five business days prior to Closing Time.

(e) At Closing Time you shall have received a memorandum, addressed to you, prepared by your counsel and relating to the securities or "blue sky" laws of the jurisdictions designated by the Company in accordance with the provisions of Section 5(g) hereof, supplying information concerning the extent to which and conditions upon which offers made by the Offering Circular and sale of the Notes sold at Closing Time will be in compliance with such securities or "blue sky" laws and indicating the "blue sky" action, if any, that was taken in each of such jurisdictions so as to permit such offers and sales indicated in such survey. Such memorandum (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(f) At the Closing Time, you shall have received a written certification from the appropriate officers of the Company as to the accuracy and completeness of the Offering Circular and the Offering Statement.

(g) At Closing Time, there shall not have been, since the respective dates as of which information is given in the Offering Statement and the Offering Circular, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, or any casualty loss or material condemnation that would have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or its Subsidiaries, whether or not arising in the ordinary course of business, or that would materially adversely affect the purchase or sale of the Notes, and you shall have received a certificate of the President or Executive Vice President of the managing member of the Company, dated as of Closing Time, to the effect, to the best knowledge of such officer, that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 2 are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) all conditions to the obligations of the Placement Agent and the Closing under this Section 7 have been and are satisfied at and as of the Closing Time.

(h) If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all of your obligations hereunder may be terminated by you by notifying the Company of such termination in writing or by telegram at any time at or prior to Closing Time and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 8. <u>Conditions of the Company's Obligations</u>. The obligations of the Company to close hereunder are subject: (i) to the accuracy of the representations and warranties of the Placement Agent contained herein, which must be true and correct as of the date hereof and at Closing Time; (ii) to the performance by the Placement Agent of its obligations hereunder; and (iii) to the obtaining of legally valid and binding subscriptions for at least $2,650,000 in Notes and receipt by the Escrow Agent of full payment of the purchase price for such Notes on or before the Offering Termination Date. If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all obligations of the Company hereunder may be terminated by the Company by notifying you of such termination in writing or by telegram at any time at or prior to Closing Time, and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 9. <u>Indemnification</u>. (a) The Company agrees to indemnify and hold harmless the Placement Agent, and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act, as follows:

(i) against any and all loss, liability, claim, damage, and expense whatsoever arising out of any untrue statement or alleged untrue statement of a material fact contained in the Offering Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any offering circular or the Offering Circular (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage, and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation or of any investigation or proceeding by any governmental agency or body, commenced or threatened, or by any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever (including, subject to Section 9(c), the fees and disbursements of counsel chosen by you) reasonably incurred in investigating, preparing, or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; <u>provided, however,</u> that this indemnity agreement does not apply to any loss, liability, claim, damage, or expense to the extent, but only to the extent, arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information contained in the Section of the offering circular captioned "Underwriting" furnished to the Company by or on behalf of you expressly for use in the Offering Statement

(or any amendment thereto) or any preliminary Offering Circular or the Offering Circular (or any amendment or supplement thereto).

(b) The Placement Agent agrees to indemnify and hold harmless the Company and each director or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage, and expense described in the indemnity agreement contained in subsection (a) of this Section, but only with respect to and to the extent arising out of untrue statements or omissions, or alleged untrue statements or omissions, made in the Offering Statement in reliance upon and in conformity with written information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by the Placement Agent expressly for use in the Offering Statement or any preliminary offering circular or the Offering Circular.

(c) Each indemnified party shall give prompt written notice to the indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder by an indemnified party. Failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability that it may have otherwise than on account of this Agreement. After such notice, if an indemnifying party shall acknowledge in writing to such indemnified party that such indemnifying party shall be liable under this Section 9 for all loss, liability, claim, damage, and expense of the indemnified party in connection with such action, such indemnifying party may participate at its own expense in the defense of such action. If it so elects within a reasonable time after receipt of such notice, an indemnifying party may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action, unless such indemnified parties reasonably object to such assumption on the ground that the named parties to any such action (including any impleaded parties) include both such indemnified parties and the indemnifying party and such indemnified parties reasonably believe that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party shall have assumed the defense of such action in accordance with the preceding sentence, the indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action. In no event shall an indemnifying party be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. All such fees and expenses of counsel for indemnified parties that the indemnifying party shall be responsible to reimburse shall be reimbursed as they are incurred.

SECTION 10. Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Section 9 is for any reason held to be unenforceable by a court of competent jurisdiction, although applicable in accordance with its terms, the Company, on the one hand, and the Placement Agent, on the other hand, shall contribute to the aggregate losses, liabilities, claims, damages, and expenses of the nature contemplated by such indemnity agreement incurred by the Company and the Placement Agent (a) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, from the offering of the Notes or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault (as determined by a court of competent jurisdiction or a panel of arbitration) of the Company, on the one hand, and the Placement Agent, on the other, in connection with the statements or omissions that resulted in such losses, liabilities, claims, damages, and expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, shall be deemed to be in the same proportions as the total proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Placement Agent. The relative fault of the Company, on the one hand, and the Placement Agent, on the other, shall be determined by reference to, and among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, on the one hand, or by the Placement Agent, on the other, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

The parties agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 10, the Placement Agent shall not be required to contribute any amount in excess of the commissions received by the Placement Agent from the sale of Notes. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Placement Agent and each director or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company.

SECTION 11. Survival of Representations, Warranties and Agreements. All representations, warranties, and agreements contained in this Agreement or contained in certificates of the Company submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Placement Agent or any controlling person of the Placement Agent, or by or on behalf of the Company, and shall survive Closing Time.

SECTION 12. **Effective Date of this Agreement and Termination Thereof.**

(a) This Agreement shall become effective immediately upon acceptance and delivery hereof by the Placement Agent.

(b) The Placement Agent may terminate this Agreement by notice to the Company at any time at or prior to Closing Time in accordance with the provisions of Section 7 hereof or (i) if there has been, since the respective dates as of which information is given in the Offering Statement, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or the Subsidiaries, whether or not arising in the ordinary course of business, as in the judgment of the Placement Agent would make it inadvisable to proceed with the offering, sale, or delivery of the Notes; or (ii) if there has occurred any outbreak of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make impractical, in your judgment, the offering, sale, or delivery of the Notes.

(c) The Company may terminate this Agreement by notice to the Placement Agent in accordance with the provisions of Section 8 hereof.

(d) Any termination of this Agreement shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

(e) Notice of termination of this Agreement pursuant to subsection (b) of this Section, shall be given by telephone, facsimile, or telegram and confirmed in writing in accordance with Section 13 hereof.

SECTION 13. **Notices**. Except as herein otherwise provided, all communications hereunder shall be in writing and, if sent to the Placement Agent, shall be mailed, delivered via messenger or facsimile, or telegraphed and confirmed to Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, or if sent to the Company, shall be mailed, delivered, telecopied, or telegraphed and confirmed at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, Attention: Paul J. Hayes.

SECTION 14. **Parties**. This Agreement shall inure to the benefit of and be binding upon the Placement Agent, the Company, and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm, or corporation, other than the parties hereto and their respective successors and the controlling persons and the directors and officers referred to in Sections 9 and 10 hereof, any legal or equitable right, remedy, or claim under or in respect of this Agreement or any provision herein contained; this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and such controlling persons and officers and directors, and for the benefit of no other person, firm, or corporation.

SECTION 15. **<u>Entire Contract; Governing Law</u>**. This Agreement and the Escrow Agreement contain all of the representations and the entire contract between the parties hereto and supersede any previous agreement between the parties with respect to the matter contained herein, oral or written. This Agreement shall be governed by the laws of the State of Indiana (other than the choice of law rules thereof).

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument together with all counterparts will become a binding agreement between the Company and you in accordance with its terms.

Very truly yours,

THE ESTRIDGE GROUP, INC.

By:______________________________
Paul Estridge, Jr., President

Confirmed and accepted as of the date first above written:

INDIANA SECURITIES, LLC

By: ______________________________
Frank D. Neese, President

KD_IM-846302_3.DOC

Exhibit 2.2

Articles of Incorporation of Paul E. Estridge Corp.

Form SSC-01

STATE OF INDIANA

OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

OF

PAUL E. ESTRIDGE CORP.

I, LARRY A. CONRAD, *Secretary of State of the State of Indiana, hereby certify that Articles of Incorporation of the above Corporation, in the form prescribed by my office, prepared and signed in duplicate by the incorporator(s), and acknowledged and verified by the same before a Notary Public, have been presented to me at my office accompanied by the fees prescribed by law; that I have found such Articles conform to law; that I have endorsed my approval upon the duplicate copies of such Articles; that all fees have been paid as required by law; that one copy of such Articles has been filed in my office; and that the remaining copy of such Articles bearing the endorsement of my approval and filing has been returned by me to the incorporator(s) or his (their) representatives; all as prescribed by the provisions of the* INDIANA GENERAL CORPORATION ACT *, as amended.*

NOW, THEREFORE, *I hereby issue to such Corporation this Certificate of Incorporation, and further certify that its corporate existence has begun.*

In Witness Whereof, I have hereunto set my hand and affixed the seal of the State of Indiana, at the City of Indianapolis, this 23rd *day of* December ~~19~~ 76

LARRY A. CONRAD, *Secretary of State*

By .... *Deputy*

APPROVED
AND
FILED
DEC 23 1976
[signature]
SECRETARY OF
STATE OF INDIANA

ARTICLES OF INCORPORATION

OF

PAUL E. ESTRIDGE CORP.

The undersigned incorporator, desiring to form a corporation (hereinafter referred to as the "Corporation") pursuant to the provisions of The Indiana General Corporation Act of 1929, as amended (hereinafter referred to as the "Act"), executes the following Articles of Incorporation.

ARTICLE I

Name

The name of the Corporation is Paul E. Estridge Corp.

ARTICLE II

Purposes and Powers

Section 1. Purposes. The purposes for which the Corporation is formed are:

(a) To carry on and conduct a general construction and contracting business, including the designing, constructing, enlarging, repairing, removing, or otherwise engaging in any work upon buildings, roads, highways, bridges, piers, docks, mines, shafts, waterworks, railroads, railway structures, and all iron, steel, wood, masonry and earth construction, and to extend and receive any contracts or assignments of contracts therefor, or relation thereto, or connected therewith, and to manufacture and furnish the building materials and supplies connected therewith.

(b) To acquire by purchase, exchange, lease, hire or otherwise, and to hold, own, improve,

develop, manage, operate, license, lease as lessee, let as lessor, sell, convey, mortgage, take or grant options, or otherwise deal in, alone or in conjunction with others, real estate and personal property of every kind, character and description whatsoever and wheresoever situated, and any interest therein.

(c) To apply for, register, obtain, purchase or otherwise acquire trademarks, trade names, labels, copyrights, designs and brands relating to or useful in conjunction with any business of the Corporation, and to use, exercise, develop and license the use of the same, and to acquire by purchase, exchange, lease or otherwise and to hold, use, sell, assign, lease, license, pledge or otherwise dispose of letters patent of the United States, or rights thereto.

(d) To acquire by purchase, exchange, lease, hire or otherwise, and to hold, mortgage, pledge, hypothecate, exchange, sell, deal in and dispose of, alone or in syndicates or otherwise in conjunction with others, bonds, notes, evidences of indebtedness or ownership, contracts, options, and other personal property, tangible or intangible, of every kind, character and description, wheresoever situated, and any interest therein.

(e) To purchase, take, receive, subscribe for or otherwise acquire, and to own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and deal in and with, shares or other interests in, or obligations of, other individuals, domestic or foreign corporations, associations or partnerships, for whatever purpose or purposes formed or operating, and direct or indirect obligations of the United States or any government, state, territory, governmental district or any municipality or instrumentality thereof.

(f) To acquire by purchase, exchange, lease, hire or otherwise, all, or any part, of the good will, rights, property and business of any person, entity, partnership, association or corporation; to pay for the same in cash, shares, bonds, warrants, options or otherwise; to hold, utilize, deal with in any manner, and dispose of the whole, or any part, of the rights and property so acquired, and to assume in connection therewith any liabilities of any such person, entity, partnership, association or corporation; and to conduct in any lawful manner the whole, or any part, of the business thus acquired.

(g) To engage in a general investment business, including the investment in, and the acquisition, holding and disposal of, and the dealing with, property of every kind and character, real, personal or mixed, tangible or intangible, any interest therein and wheresoever situated.

(h) To make any guaranty, or act as surety with respect to any obligation, share, dividend, security, indebtedness, interest, contract or other undertaking.

(i) To enter into any lawful arrangement for earning commissions, sharing profits, union of interest, reciprocal association, partnership, joint venture, syndicate or cooperative association with any corporation, association, partnership, individual or other legal entity or group, for the carrying on of any business or transaction deemed necessary, convenient, expedient or incidental to the carrying out of any of the purposes or powers of the Corporation.

(j) To borrow or raise moneys for any of the purposes of the Corporation, and, from time to time, without limitation as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment thereof, and the interest thereon, by mortgage on, or pledge, conveyance or assignment in trust of, the whole or any part of the assets of the Corporation, real, personal or mixed, including contract rights, accounts, chattel paper and intangibles, whether at the time owned or thereafter acquired, and future earnings, and to sell, pledge or otherwise dispose of such securities, other obligations or assets of the Corporation for its corporate purposes.

(k) To acquire by purchase, exchange, or otherwise, and to hold, sell, transfer, reissue or cancel its own authorized shares, or any securities or other obligations of the Corporation, in the manner and to the extent now or hereafter permitted by the laws of the State of Indiana, including the right to use unreserved and unrestricted capital surplus to acquire shares, except that authorized shares of the Corporation beneficially owned by it or owned as treasury shares shall not be voted directly or indirectly by the Corporation.

(l) To enter into, make, perform and carry out, or cancel and rescind, contracts and other obligations for any lawful purpose pertaining to the business of the Corporation.

(m) To make pension payments and to establish and maintain and make payments to pension, profit-sharing, retirement, share options, share bonus, savings and other incentive plans or trusts for any and all of the directors, officers or employees of the Corporation or its affiliates.

(n) To act in any state or nation in which the Corporation may lawfully act, as principal or as agent or representative for any individual, association, corporation or legal entity, respecting business which the Corporation is authorized to transact.

(o) In general, to carry on all other business which is, or may be, appropriately, expediently or conveniently carried on as a part of, or in connection with, any of the foregoing purposes of the Corporation; to have the capacity to act possessed by natural persons; and, subject to any limitations or restrictions, imposed by law, or by these Articles of Incorporation, to have and exercise all of the general rights, privileges and powers permitted to be had and exercised by the provisions of the Act.

Section 2. Construction of Foregoing Provisions. All of the foregoing specifications of the purposes for which the Corporation is formed shall be construed as powers as well as purposes, and the matters expressed in each paragraph of this Article shall not, unless otherwise expressly provided, be limited by reference to, or inference from, the provisions of any other paragraph of this Article. The enumeration of specific powers and purposes in any of the paragraphs of this Article shall not be construed as limiting or restricting in any manner either the meaning of general terms used in any other of the paragraphs, or as limiting or restricting the scope of the general powers of the Corporation created thereby; nor shall the expression of one thing be deemed to exclude another not expressed, whether or not it be of like nature.

Section 3. Limiting Clause. Nothing contained in this Article shall be construed to authorize the conduct or carrying on by the Corporation of any business or activities of any nature which are not permitted to be conducted or carried on by a corporation organized and existing under the Act.

ARTICLE III

Term of Existence

The period during which the Corporation shall continue is perpetual.

ARTICLE IV

Principal Office and Resident Agent

The post-office address of the principal office of the Corporation is 1412 South Range Line Road, Carmel, Indiana 46032; and the name and post-office address of the Resident Agent in charge of such office is Paul E. Estridge, 1412 South Range Line Road, Carmel, Indiana 46032.

ARTICLE V

Number of Authorized Shares

The total number of authorized shares of the Corporation is 1,000 shares, consisting of 1,000 shares without par value.

ARTICLE VI

Terms of Authorized Shares

Section 1. Designation. The authorized shares of the Corporation shall be of one class and kind. The shares may be issued by the Corporation originally, and such shares as are reacquired by the Corporation from time to time and not cancelled may be sold or otherwise disposed of, for such consideration and upon such terms and conditions as may from time to time be determined and fixed by the Board of Directors. The consideration received by the Corporation for authorized shares shall be allocated to stated capital and to capital surplus by resolution of the Board of Directors within a period of sixty (60) days after the issuance of such shares. The stated capital of the Corporation may be increased from time to time by resolution of the Board of Directors directing a transfer from capital surplus or earned surplus.

Section 2. Dividends. Such cash or property distributions with respect to shares as may be determined by the Board of Directors may be declared from time to time out of the unreserved and unrestricted capital surplus or earned surplus of the Corporation, but no dividend payable in cash or property shall be paid out of the capital surplus attributable to unrealized appreciation in value or revaluation of assets.

Such share dividends as may be determined by the Board of Directors may from time to time be declared and paid in its own authorized but unissued shares out of any unreserved and unrestricted capital surplus or earned surplus, including revaluation surplus, or in its own shares out of any treasury shares that have been reacquired out of surplus of the Corporation. In the computation of earned surplus available for dividends, no deduction need be made for the depletion by sale or lapse of time of wasting assets intended for sale in the ordinary course of business or property having a limited life.

ARTICLE VII

Voting Rights of Authorized Shares

Except as otherwise provided in Section 8(e) of the Act, the record holder of each authorized, issued and outstanding share shall be entitled to one vote at all shareholders' meetings upon all questions, including election of directors, merger, consolidation, liquidation and the sale of all or substantially all of the assets of the Corporation.

ARTICLE VIII

Stated Capital

The Corporation will not commence business until consideration of the value of at least $1,000.00, as the initial stated capital of the Corporation, has been received for the issuance of its authorized shares.

ARTICLE IX

Data Respecting Directors

Section 1. Number. The number of Directors of the Corporation shall be not less than three, except that at any time where all the shares of the Corporation are

owned beneficially and of record by either one or two persons, the number of Directors may be less than three, but no less than the number of shareholders. The exact number of Directors shall be specified from time to time by the By-Laws. If the By-Laws do not otherwise provide, the number of Directors shall be three.

Section 2. Qualifications. Directors need not be shareholders of the Corporation.

ARTICLE X

Names and Post-Office Addresses of Directors

The names and post-office addresses of the members of the first Board of Directors of the Corporation are as follows:

Name	Number and Street	City and State
Paul E. Estridge	1411 East 116th Street	Carmel, Indiana 46032
Carol L. Estridge	1411 East 116th Street	Carmel, Indiana 46032
Paul E. Estridge, Jr.	1411 East 116th Street	Carmel, Indiana 46032

ARTICLE XI

Name and Post-Office Address of Incorporator

The name and post-office address of the incorporator of the Corporation is as follows:

Paul E. Estridge	1412 South Range Line Road	Carmel, Indiana 46032

ARTICLE XII

Provisions for Regulation of Business and Conduct of Affairs of Corporation

Section 1. Meetings of Shareholders. Meetings of the shareholders of the Corporation shall be held at such place, either within or without the State of Indiana, as may be authorized by the By-Laws and specified in the respective notices or waivers of notice of such meetings. The shareholders of the Corporation may take action required by the Act or which may be taken at a meeting of the shareholders without a meeting if, prior to such action, a written consent to such action is signed by all the shareholders entitled to vote with respect thereto and is filed with the minutes of the proceedings of the shareholders.

Section 2. Meetings of Directors. The meetings of the Board of Directors of the Corporation shall be held at such place, either within or without the State of Indiana, as may be authorized by the By-Laws and specified in the respective notices or waivers of notice of such meetings. The Board of Directors may take action without a meeting if, prior to such action, a written consent to such action is signed by all the Board members and filed with the minutes of the proceedings of the Board in such manner as is required by law.

Section 3. Code of By-Laws. The Board of Directors of the Corporation shall have powers, without the assent or vote of the shareholders, to make, alter, amend or repeal the Code of By-Laws of the Corporation; provided, however, the affirmative vote of the majority of the members of the Board of Directors, for the time being, shall be necessary to make such Code of By-Laws or to effect any alteration, amendment or repeal thereof.

Section 4. Transactions with Directors. Any contract or other transaction between the Corporation and one or more of its Directors, or any firm, corporation or association of which one or more of the Directors of the Corporation are members, shareholders, directors, officers or employees, or in which they are interested, shall be valid for all purposes if such interest shall be disclosed or known to the Board of Directors of the Corporation and it shall, nevertheless, authorize, approve and ratify such contract or transaction, notwithstanding the presence of such Director or Directors at the meeting of the Board of Directors which acts upon, or in reference to, such contract

or transaction and notwithstanding the participation of such interested Director or Directors in such action, whether counted in determining the presence of a quorum or voting to authorize such contract or transaction. The vote of a disinterested majority of the Directors present shall be conclusive as to the fairness of any such contract or transaction. Any contract or other transaction between the Corporation and any corporation in which the Corporation owns all of the shares shall be valid and binding regardless of the fact that the Directors and/or officers executing the contract on behalf of the Corporation are the same or a majority of them are the same or the participating Directors or officers are the same. This section shall not be construed to invalidate any contract or other transaction which would otherwise be valid, or to create any liability on the part of any Director of the Corporation which would not otherwise be imposed, under the common and statutory law applicable thereto.

Section 5. Indemnification. The Corporation shall indemnify any person, and his heirs and legal representatives, who shall be made a party to, or threatened with, any civil or criminal action, suit or proceeding by reason of the fact that he is or was a Director or officer of the Corporation or of any other corporation, firm or association with which he served in such capacity or as a partner at the request of the Corporation and in which the Corporation owned or owns shares or had or has an interest or of which it was or is a creditor or by reason of any of his acts or omissions in such capacity taken or omitted to be taken, for and in the interest of the Corporation or such other corporation, firm or association, in good faith and in the exercise of reasonable care. Such indemnification shall be against any and all liability and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with such action, suit or proceedings, whether actual or threatened, or in connection with any appeal thereof. Any Director or officer who in any such action, suit or proceeding shall have been wholly successful, on the merits or otherwise, shall be entitled to full and complete indemnification as a matter of right.

The Corporation may also reimburse to any such Director or officer the amounts (other than amounts paid to the Corporation) of judgments, fines and penalties resulting from, and the reasonable costs of settlement and expenses, including attorneys' fees, actually incurred and connected therewith, of any such action, suit or proceeding if it shall be found by a majority of the

members of the Board of Directors not involved in the matter of controversy (whether or not constituting a quorum), or by a majority vote of the shareholders of the Corporation, that such Director or officer had acted in good faith and in the exercise of reasonable care in the performance of his duty and that the payment of such judgments, fines or penalties, whether resulting from a plea of nolo contendere or otherwise, and costs of settlement are in the interests of the Corporation. Termination of any such civil or criminal action, suit or proceeding by judgment, settlement or conviction, or upon a plea of guilty or nolo contendere or its equivalent, shall not in itself create a presumption that any such Director or officer did not act in good faith for purposes he reasonably believed to be in the best interests of the Corporation; but no Director or officer shall be indemnified in relation to any matter as to which he shall be adjudged in any such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duty to the Corporation or such other corporation, firm or association. The Corporation may, in its discretion, advance any expenses to, or at its expense undertake the defense of, any such Director of officer, but any amounts so advanced or expended shall be repaid to the Corporation by him to the extent that he is ultimately determined that such Director or officer is not entitled to indemnification or reimbursement. The rights of indemnification or reimbursement provided herein shall not be deemed exclusive of any other rights to which any Director or officer of the Corporation or such other corporation may be entitled to by law or by authorization adopted by a majority vote of all the voting rights of the Corporation then issued and outstanding after notice duly given.

Section 6. Abandoned Property. After it remains unclaimed for a period of six (6) years, any share, dividend, demand, obligation or past due obligation of the Corporation, interest, distribution or other claim against or obligation of the Corporation or fund or property held by the Corporation to the Corporation for the six consecutive years last past, shall revert to and become the property of the Corporation. The secretary shall prepare a written claim of the Corporation to such fund, claim, income or property before the end of the seventh year after its appropriate due date, distribution date or delivery date.

Section 7. Reserved Rights. The Corporation reserves the right to make, alter, amend, change or repeal any provision contained in these Articles of Incorporation, or any amendment thereto, or to the manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto or by the provisions of any other applicable statute

of the State of Indiana, including but not limited to the right to increase or decrease the number of its authorized shares, to reclassify, cancel or to change the designation, preferences, limitations or relative rights in connection with such shares or to create a new class thereof, and all rights conferred by these Articles of Incorporation, or any amendment thereto, are granted subject to the reservations stated in this paragraph.

IN WITNESS WHEREOF, the undersigned, being the incorporator designated in Article XI, executes these Articles of Incorporation of the Corporation and certifies to the truth of the facts herein stated this 22 day of December, 1976.

Paul E. Estridge
Paul E. Estridge

STATE OF INDIANA)
)SS:
COUNTY OF HAMILTON)

Before me, a Notary Public in and for said County and State, personally appeared Paul E. Estridge, being the Incorporator referred to in Article XI of the foregoing Articles of Incorporation, who, after being duly sworn, acknowledged the execution thereof and stated that the facts therein contained are true.

Witness my hand and Notarial Seal this 22nd day of December, 1976.

Rosalyn Wade
(Rosalyn Wade)Notary Public

My commission expires:
May 25, 1980

This instrument was prepared by Douglas B. King, Attorney.

Exhibit 2.3

Code of By-laws of Paul E. Estridge Corp. and the First Amendment to the Code of By-Laws

CODE OF BY-LAWS

OF

PAUL E. ESTRIDGE CORP.

ARTICLE I

Identification

Section 1. Name. The name of the Corporation is Paul E. Estridge Corp. (hereinafter referred to as "the Corporation").

Section 2. Principal Office and Resident Agent. The post-office address of the principal office of the Corporation is 1412 South Range Line Road, Carmel, Indiana 46032; and the name and post-office address of its Resident Agent in charge of such office is Paul E. Estridge.

Section 3. Seal. The seal of the Corporation shall be circular in form and mounted upon a metal die suitable for impressing the same upon paper. About the upper periphery of the seal should appear the words "Paul E. Estridge Corp." and about the lower periphery thereof the word "Indiana". In the center of the seal shall appear the word "Seal". The seal may be altered by the Board of Directors at its pleasure and may be used by causing it or a facsimile thereof to be impressed, affixed, printed or otherwise reproduced.

Section 4. Fiscal Year. The fiscal year of the Corporation shall begin at the beginning of the first day of April in each year and end at the close of the last day of March next succeeding.

ARTICLE II

Shareholders

Section 1. Place of Meeting. All meetings of shareholders of the Corporation shall be held at such place, within or without the State of Indiana, as may be determined by the President or Board of Directors and specified in

the notices or waivers of notice thereof or proxies to represent shareholder at such meetings.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on the 1st Friday in June of each year, if such day is not a legal holiday, or if a legal holiday, then on the next succeeding business day which is not a legal holiday.

Section 3. Special Meetings. Special meetings of shareholders may be called by the President, the Board of Directors, or the holders of not less than one-fourth of all the shares outstanding and entitled to vote at the meeting. At any special meeting of the shareholders, no business other than that for which the meeting is called shall be transacted.

Section 4. Notice of Meetings. Written or printed notice stating the place, day and hour of a meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered or mailed by the Secretary to each shareholder of record of the Corporation entitled to vote at the meeting, at such address as appears upon the records of the Corporation, at least ten (10) days before the date of the meeting. Notice of any shareholders' meeting may be waived in writing by any shareholder if the waiver sets forth in reasonable detail the purpose or purposes for which the meeting is called and the time and place thereof. Attendance at any meeting in person or by proxy shall constitute a waiver of notice of such meeting.

Section 5. Voting at Meetings.

(a) Voting Rights. Every shareholder of the Corporation shall have the right at all meetings of the shareholders of the Corporation to one vote for each share standing in his or her name on the books of the Corporation. If any share shall have been transferred on the books of the Corporation within ten (10) days (or a different period not exceeding fifty (50) days if fixed by the Board of Directors) next preceding any meeting at which such share is entitled to vote, the shareholder of record as of the record date shall not be entitled to vote any such share so transferred; however, any person acquiring title to a share after the record date shall, upon written request to the shareholder of record, be entitled to receive from the shareholder of record a proxy, with power of substitution, to vote that share.

(b) Proxies. A shareholder is entitled to vote either in person or by proxy, executed in writing by such shareholder or by his or her duly authorized attorney-in-fact and delivered to the Secretary of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless a longer time is expressly provided therein.

(c) Quorum and Adjournments. At all meetings of shareholders, a majority of the issued and outstanding shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum. Any meeting of shareholders, including both annual and special meetings and any adjournments thereof, may be adjourned to a later date without notice other than announcement at the meeting even though less than a quorum is present.

Section 6. List of Shareholders. At least five (5) days before each meeting of shareholders, the Secretary shall prepare or cause to be prepared a complete list of the shareholders of the Corporation entitled to vote at such meeting arranged in alphabetical order with the address and number of shares entitled to vote held by each. Such list shall be on file in the principal office of the Corporation and shall be subject to inspection by any record shareholder. The original or duplicate stock register or transfer book shall be the only evidence as to the persons who are entitled as shareholders to examine such lists, the stock ledger or transfer book, or to vote at such meeting.

Section 7. Action by Written Consent. Any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting, if prior to such action, a written consent thereto, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, and such written consent is filed with the minutes of the proceedings of the shareholders. Such consent shall have the same effect as a unanimous vote of the shareholders.

ARTICLE III

Directors

Section 1. Number and Term of Office. The Board of Directors shall consist of three (3) members. The Directors shall be elected by the shareholders at their annual meeting and shall hold office until the next ensuing annual meeting of shareholders or until their successors have been duly elected and qualified. The shareholders may remove any

Director, with or without cause, and elect a successor at a meeting of shareholders called expressly for such purpose.

Section 2. Vacancies. Vacancies occurring in the membership of the Board of Directors caused by resignation, death or other incapacity, or increase in the number of Directors shall be filled by a majority vote of the remaining members of the Board, and each Director so elected shall serve until the next meeting of the shareholders, or until his successor shall have been duly elected and qualified. Notice specifying any increase in the number of Directors and the name, address and principal occupation of and other pertinent information about any Director elected to fill any vacancy shall be given in the next mailing sent to the shareholders after such increase or election.

Section 3. Annual Meetings. The Board of Directors shall meet annually, without notice, immediately following, and at the same place as, the annual meeting of the shareholders.

Section 4. Regular Meetings. Regular meetings shall be held at such times and places, either within or without the State of Indiana, as may be determined by the President or Board of Directors.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by the President or by one (1) or more members of the Board of Directors, at any place within or without the State of Indiana, upon twenty-four (24) hours' notice, specifying the time, place and general purposes of the meeting, given to each Director personally, by telephone, telegraph, cable or wireless; or notice may be given by mail if mailed at least three (3) days before such meeting.

Section 6. Waiver of Notice. Any Director may waive notice of any meeting in writing. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting.

Section 7. Quorum. A majority of the entire Board of Directors then qualified and acting shall constitute a quorum and be sufficient for the transaction of any business, except for filling of vacancies in the Board of Directors which shall require action by a majority of the remaining Directors. Any act of the majority of the Directors present at a meeting at which a quorum shall be present shall be the act of the Board unless otherwise provided for by law or by these By-Laws. A majority of the Directors present may adjourn any meeting from time to time. Notice of an adjourned meeting need not be given other than by announcement at the time of adjournment.

Section 8. Committees. The Board of Directors may, by resolution adopted by a majority of the actual number of Directors elected and qualified, from time to time, designate two (2) or more of its number to constitute an Executive Committee, or such other committees as it may determine, which committees shall have the powers and authority and shall perform the duties specified in the resolution. The designation of such committees and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by The Indiana General Corporation Act.

Section 9. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, if prior to such action, a written consent thereto is signed by all the members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV

Officers

Section 1. Number of Officers. The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer, and such officers or assistant officers as the Board shall from time to time create and so elect. Any two (2) or more offices may be held by the same person, except that the duties of the President and Secretary shall not be performed by the same person. The President shall be chosen from among the Directors.

Section 2. Election and Terms. Each officer shall be elected by the Board of Directors at the annual meeting thereof and shall hold office until the next annual meeting of the Board or until his successor shall have been elected and qualified or until his death, resignation or removal. Any officer may be removed at any time, with or without cause, by vote of a majority of the whole Board, but such removal shall be without prejudice to the contract rights, if any, of the person so removed; provided, however, that election of an officer shall not of itself create contract rights.

Section 3. Vacancies. Whenever any vacancy shall occur in any office by death, resignation, increase in the number of officers of the Corporation, or otherwise, the same shall be filled by the Board of Directors, and the officer so elected shall hold office until the next annual meeting of the Board or until his or her successor is duly elected or appointed.

Section 4. President. The President shall be the chief executive officer of the Corporation; shall preside at all meetings of shareholders and of the Board of Directors; shall have general and active supervision, control and management of the affairs and business of the Corporation, subject to the orders and resolutions of the Board; shall have general supervision and direction of all officers, agents and employees of the Corporation; shall see that all orders and resolutions of the Board are carried into effect; and in general shall exercise all powers and perform all duties incident to such office and such other powers and duties as may from time to time be assigned to him by the Board.

The President shall have full authority acting singly to execute deeds, easements and contracts; to borrow funds and pledge or mortgage the assets of the Corporation as collateral security therefor; to execute proxies in behalf of the Corporation; to vote shares owned by it in any other corporation; and to execute powers of attorney appointing other corporations, partnerships, or individuals the agent of the Corporation, all subject to the provisions of The Indiana General Corporation Act of 1929, as amended, the Articles of Incorporation and this Code of By-Laws.

Section 5. Vice Presidents. The Vice Presidents shall assist the President and shall perform such duties as may be assigned to them by the Board of Directors or the President. Unless otherwise provided by the Board, in the absence or disability of the President, the Vice President (or, if there be more than one, the Vice President first named as such by the Board of Directors at its most recent meeting at which Vice Presidents were elected) shall execute the powers and perform the duties of the President.

Section 6. Secretary. The Secretary shall attend all meetings of the Board and of the shareholders and shall act as Secretary of such meetings; shall give or cause to be given all notices provided for in these By-Laws or required by law; shall record all votes and the minutes of all proceedings of the meetings of shareholders and the Board in a book or books to be kept for that purpose; shall be custodian of the records and the seal of the Corporation; shall affix the seal to all documents, the execution of which under seal is customary or is required by law or is authorized in accordance with these By-Laws; shall have charge of the share certificate books of the Corporation and shall keep or cause to be kept such books, the share transfer books and the share ledgers; and in general shall exercise all powers and perform all duties as may be from time to time assigned to him or her by the Board or by the President.

Section 7. Treasurer. The Treasurer shall keep correct and complete records of account showing accurately at all times the financial condition of the Corporation; shall be the custodian of the corporate funds and securities;

shall immediately deposit, in the name and to the credit of the Corporation, all moneys and other valuable effects of the Corporation in such depositories as may be designated by the Board of Directors; shall disburse the funds of the Corporation as may be ordered by the Board or by the President; and in general shall exercise all powers and perform all duties customarily incident to such office and such other powers and duties as may from time to time be assigned to him or her by the Board or by the President.

Section 8. Assistant Secretaries. The Assistant Secretaries shall assist the Secretary in the performance of his or her duties. In the absence of the Secretary, any Assistant Secretary shall exercise the powers and perform the duties of the Secretary. The Assistant Secretaries shall exercise such other powers and perform such other duties as may from time to time be assigned to them by the Board, the President or the Secretary.

Section 9. Assistant Treasurers. The Assistant Treasurers shall assist the Treasurer in the performance of his or her duties. Any Assistant Treasurer shall, in the absence or disability of the Treasurer, exercise the powers and perform such other duties as may from time to time be assigned to them by the Board, the President or the Treasurer.

Section 10. Delegation of Authority. In case of the absence of any officer of the Corporation, or for any reason that the Board may deem sufficient, a majority of the entire Board may transfer or delegate the powers or duties of any officer to any other officer or officers for such length of time as the Board shall determine.

ARTICLE V

Shares

Section 1. Certificates. Certificates for shares of the Corporation shall be in such form as shall be approved by the Board. They shall exhibit the holder's name and number of shares, shall bear the corporate seal or a facsimile thereof and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary.

Section 2. Transfer of Shares. Except as otherwise provided by law, transfers of shares of the Corporation, whether part paid or full paid, shall be made only on the books of the Corporation by the owner thereof in person or by duly authorized attorney, on payment of all taxes thereon and surrender for cancellation of the certificate or certificates for such shares (except as hereinafter provided in the case of loss, destruction or mutilation of certificates) properly endorsed by the holder thereof or accompanied by the proper evidence of succession, assignment or authority to transfer, and delivered to the Secretary or Assistant Secretary. All such transfers shall be made in accordance with the relevant provisions of IND. ANN. STAT. §§ 19-8-101 et seq. (Burns 1964).

Section 3. Lost, Destroyed and Mutilated Certificates. The holder of any of the shares of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board may, in its discretion, cause to be issued to him a new certificate or certificates of shares, upon the surrender of the mutilated certificate, or, in case of loss or destruction, upon satisfactory proof of such loss or destruction. The Board may, in its discretion, require the owner of the lost or destroyed certificate or his legal representative to give the Corporation a bond in such sum and in such form, and with such surety or sureties as it may direct, to indemnify the Corporation, its transfer agents and registrars, if any, against any claim that may be made against them or any of them with respect to the certificate or certificates alleged to have been lost or destroyed, but the Board may, in its discretion, refuse to issue a new certificate or new certificates, save upon the order of a court having jurisdiction in such matters.

ARTICLE VI

Corporate Books

Section 1. Place of Keeping, in General. Except as otherwise provided by the laws of the State of Indiana, by the Articles of Incorporation and of the Corporation or by these By-Laws, the books and records of the Corporation may be kept at such place or places, within or without the State of Indiana, as the Board of Directors may from time to time by resolution determine.

Section 2. Share Register or Transfer Book. The original or duplicate share register or transfer book, or in case a share registrar or transfer agent shall be employed by the Corporation either within or without the State of Indiana, a complete and accurate shareholders' list, alphabetically arranged, giving the names and addresses of all shareholders, the number and classes of shares held by each, shall be kept at the principal office of the Corporation in the State of Indiana.

ARTICLE VII

Execution of Instruments

Section 1. Checks, Drafts, etc. All checks, drafts, bills of exchange or other orders for the payment of money, obligations, notes or other evidences of indebtedness of the Corporation shall be signed or endorsed by such officer or officers, employee or employees of the Corporation as shall from time to time be designated by the Board.

Section 2. Contracts. All contracts, agreements, deeds, conveyances, mortgages and similar instruments authorized by the Board of Directors shall be signed, unless otherwise directed by the Board or required by law, by the President or a Vice President and attested by the Secretary or an Assistant Secretary.

ARTICLE VIII

These By-Laws may be altered, amended or repealed from time to time by a majority vote of the whole Board at any regular or special meeting if the notice or waiver of notice of said meeting shall have stated that the By-Laws are to be amended, altered or repealed or if all Directors at the time are present at said meeting.

FIRST AMENDMENT
TO
CODE OF BY-LAWS
OF
PAUL E. ESTRIDGE CORP.

The Code of By-laws of Paul E. Estridge Corp. are hereby amended, effective as of December 21, 2006, only in the following respects:

1. Article III, Section 1 is hereby amended to read in full as follows:

"Section 1. Number and Term of Office. The Board of Directors of this Corporation shall consist of such number of directors, not less than one (1) nor more than three (3). The exact number of directors shall be one (1), held by Paul E. Estridge, Jr. The director may change the authorized number of directors, within the range specified in this provision, by resolution. The Director shall be elected by the shareholders at their annual meeting and shall hold office until the next ensuing annual meeting of shareholders or until the successor has been duly elected and qualified. The shareholders may remove any Director, with or without cause, and elect a successor at a meeting of shareholders called expressly for such purpose."

* * * *

This First Amendment to the Code of By-Laws of Paul E. Estridge Corp. as adopted by unanimous written consent resolutions of the Board of Directors to be effective as of the 21 day of December, 2006. All other provisions of the Code of By-Laws shall remain the same.

Paul E. Estridge, Jr., President

KD_861048_1.DOC

Exhibit 2.4

Articles of Incorporation of The Estridge Group, Inc.

Form SSC-01
State Form 4158

Exhibit A

STATE OF INDIANA

OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

OF

THE ESTRIDGE GROUP, INC.

I, EDWIN J. SIMCOX, *Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above Corporation, in the form prescribed by my office, prepared and signed in duplicate by the incorporator(s), and acknowledged and verified by the same, have been presented to me at my office accompanied by the fees prescribed by law; that I have found such Articles conform to law; that I have endorsed my approval upon the duplicate copies of such Articles; that all fees have been paid as required by law; that one copy of such Articles has been filed in my office; and that the remaining copy of such Articles bearing the endorsement of my approval and filing has been returned by me to the incorporator(s) or his(their) representatives; all as prescribed by the provisions of the* INDIANA GENERAL CORPORATION ACT *, as amended.*

NOW, THEREFORE, *I hereby issue to such Corporation this Certificate of Incorporation, and further certify that its corporate existence has begun.*

In Witness Whereof, I have hereunto set my hand and affixed the seal of the State of Indiana, at the City of Indianapolis, this 13th *day of* July, 19 83

EDWIN J. SIMCOX, *Secretary of State*

By .... *Deputy*

FEE: Minimum fee for up to 1000 shares $ 36.00

Fee for shares over 1,000 but less than 200,000 @ 3¢ per share .... $

Fee for shares over 200,000 but less than 1,000,000 @ 1¢ per share .... $

Fee for shares over 1,000,000 @ 0.25¢ per share .... $

Total Fee Due $ 36.00

APPROVED AND FILED JUL 13 1983

SECRETARY OF STATE OF INDIANA

Corporate Form No. 101 (Aug. 1980)—Page One

ARTICLES OF INCORPORATION

Edwin J. Simcox, Secretary of State of Indiana

Use White Paper—Size 8½ x 11—For Inserts

Filing Requirements—Present 2 originally signed and fully executed copies to Secretary of State, Room 155, State House, Indianapolis 46204

Recording Requirements—Recording of Articles of Incorporation in the Office of the County Recorder is no longer required by the Indiana General Corporation Act.

ARTICLES OF INCORPORATION OF

THE ESTRIDGE GROUP, INC.

The undersigned incorporator or incorporators, desiring to form a corporation (hereinafter referred to as the "Corporation") pursuant to the provisions of:

(Indicate appropriate act)

☒ Indiana General Corporation Act

☐ Medical Professional Corporation Act

☐ Dental Professional Corporation Act

☐ Professional Corporation Act of 1965

☐ I.C. 23-1-13.5 (Professional Accounting Corporations) pursuant to the Indiana General Corporation Act. (Professional Accounting Corporations are considered to be formed pursuant to the authority of the Indiana General Corporation Act, but subject to the provisions of I.C. 23-1-13.5)

as amended (hereinafter referred to as the "Act"), execute the following Articles of Incorporation:

ARTICLE I
Name

The name of the Corporation is The Estridge Group, Inc.

ARTICLE II
Purposes

The purposes for which the Corporation is formed are:

(a) To have and exercise all of the general rights, privileges and powers permitted to be had and exercised by the provisions of the Indiana General Corporation Act as amended from time to time.

(b) To apply for, register, obtain, purchase or otherwise acquire trade marks, labels, designs and brands relating to or useful in connection with any business of the corporation, and to use, exercise, develop and license the use of the same.

(c) To acquire by purchase, exchange, lease, hire or otherwise and to hold, own, improve, develop, manage, operate, lease as lessee, let as lessor, sell, convey, mortgage, take or grant options or otherwise deal in, alone or in conjunction with others, real estate and personal property of every kind, character and description whatsoever, and wheresoever situated and any interest therein.

(d) To perform all services, including surveying, platting, designing, landscaping, engineering, and similar services, related to the buying, selling, developing, mortgaging, leasing, managing or other wise dealing in real estate for itself and for others, and to sell, lease, rent, contract or otherwise make such services available to other persons and corporations.

(e) To acquire by purchase, exchange, leaso, hire or otherwise and to hold, mortgage, pledge, hypothecate, exchange, sell, deal in and dispose of, alone or in syndicates or otherwise in conjunction with others, stocks, bonds, notes, evidences of debt or ownership contracts, options, commodities, securities and other personal property, tangible or intangible, of every kind, character and description, wheresoever situated and any interest therein.

(f) To purchase, take, receive, subscribe for or otherwise acquire and to own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of and deal in and with, shares or other interests in or obligations of, other individuals, domestic or foreign corporations, associations or partnerships, for whatever purpose or purposes formed or operating and direct or indirect obligations of the United States or any government, state, territory, governmental district or any municipality or instrumentality thereof.

(g) To acquire by purchase, exchange, lease, hire or otherwise all, of any part, of the goodwill, rights, property and business of any person, entity, partnership, association or corporation; and to conduct in any lawful manner the whole or any part of the business thus acquired.

(h) To engage in a general investment business, including the investment in and the acquisition, holding and disposal of and the dealing with property of every kind and character, real personal or mixed, tangible and intangible, any interest therein and wherosoever situated.

(i) To make any guaranty, or act as surety with respect to any obligation, stock, dividend, security, indebtedness, interest, contract or other undertaking.

(j) To enter into any lawful arrangement for sharing profits, union of interest, reciprocal association, partnerships, joint venture, syndicate or cooperative association with any corporation, association, partnership, individual or other legal entity or group, for the carrying on of any business or transaction deemed necessary, convenient, expedient or incidental to the carrying out of any of the purposes or powers of the corporation.

(k) To borrow or raise monies for any of the purposes of the corporation and, from time to time, without limitation as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment thereof, and the interest thereon, by mortgage on, or pledge, conveyance or assignment in trust of the whole or any part of the assets of the corporation, real, personal or mixed, including contract rights, whether at the time owned or thereafter acquired, and future earnings, and to sell, pledge or otherwise dispose of such securities or other obligations of the corporation for its corporate purposes.

(l) To acquire by purchase, exchange or otherwise, and to hold, sell, transfer, reissue or cancel the shares of its own capital stock or any securities or other obligations of the corporation in the manner and to the extent now or hereafter permitted by the laws of the State of Indiana, except that the corporation shall not use its funds or other assets for the purchase of its own shares of stock if the capital of the corporation is or would thereby become impaired and except that shares of its own capital stock beneficially owned by the corporation shall not be voted directly or indirectly by the corporation.

(m) To enter into, make, perform and carry out, or cancel and rescind, contracts and other obligations for any lawful purpose pertaining to the business of the corporation.

(n) To act in any state or nation in which the corporation may lawfully act, as principal or as agent or representative for any individual association, corporation or legal entity, respecting business which the corporation is authorized to transact.

(o) To in general carry on all other business which is, or may be, appropriately, expediently or conveniently carried on as a part of, or in connection with, any of the foregoing purposes of the corporation; to have the capacity to act possessed by natural persons; and, subject to any limitations or restrictions imposed by law or by these Articles of Incorporation, to have and exercise all of the general rights, privileges and powers permitted to be had and exercised by the provisions of the Act.

Section 2. Construction of the Foregoing Provisions. All of the foregoing specifications of the purposes for which the corporation is formed shall be construed as powers as well as purposes. The matters expressed in each paragraph of this Article shall, unless otherwise expressly provided, not be limited by reference to or inference from, the provisions of any other paragraph of this Article. The enumeration of specific powers and purposes in any of the paragraphs of this Article shall not be construed as limiting or restricting in any manner wither the meaning of general terms used in any other of such paragraphs or as limiting or restricting the scope of the general powers of the corporation created thereby; nor shall the expression of one thing be deemed to exclude another not expressed, whether or not it be of a like nature.

Section 3. Limiting Clause. Nothing in this Article shall be construed to authorize the conduct or carrying on by the corporation of any business or activities of any nature which are not permitted to be conducted or carried on by a corporation organized and existing under the Act.

Corporate Form No. 101—Page Two
Prescribed by Edwin J. Simcox, Secretary of State
(Aug. 1980)

ARTICLE III
Period of Existence

The period during which the Corporation shall continue is perpetual
(perpetual or a stated period of time)

ARTICLE IV
Resident Agent and Principal Office

Section 1. Resident Agent. The name and address of the Corporation's Resident Agent for service of process is Paul E. Estridge (Name) 1326 S. Rangeline Road (Number and Street or Building) Carmel (City) Indiana (State) 46032 (Zip Code)

Section 2. Principal Office. The post office address of the principal office of the Corporation is 1326 S. Rangeline Rd. (Number and Street or Building) Carmel (City) Indiana (State) 46032 (Zip Code)

(The resident agent and principal office address must be located in Indiana.)

ARTICLE V
Authorized Shares

Section 1. Number of Shares:

The total number of shares which the Corporation is to have authority to issue is 1,000.

A. The number of authorized shares which the corporation designates as having par value is -0- with a par value of $________.

B. The number of authorized shares which the corporation designates as without par value is 1,000.

Section 2. Terms of Shares (if any):

Section 2.0 Designation of Classes:

The authorized shares of the corporation shall be divided into the following two classes:

a. Common shares consisting of one hundred (100) shares without par value (Class A Common Shares); and

b. Common shares consisting of nine hundred (900) shares without par value (Class B Common Shares).

Section 2.2 Terms of Shares:

The capital stock of the corporation shall be no par value common stock consisting of two classes, Class A, No Par Value Common Stock; and Class B, No Par Value Common Stock.

The shares may be issued by the corporation originally and such shares as are reacquired by the corporation from time to time and not cancelled may be sold or otherwise disposed of for such consideration as may be fixed by the Board of Directors. The aggregate net amount of the consideration received by the corporation from time to time shall be allocated to capital or to capital surplus in such manner as the Board of Directors shall determine.

Such cash or property dividends as may be determined by the Board of Directors may be declared from time to time out of the surplus earnings, capital surplus or net profits of the corporation. Such stock dividends as may be determined by the Board of Directors may be declared from time to time out of surplus earnings, capital surplus, net profits or re-evaluation of surplus of the corporation.

Section 2.3 Voting Rights of Capital Stock:

Each share of said one hundred (100) shares of no par value common stock (Class A) entitlesthe holder thereof to one vote at all shareholder meetings upon all questions, including merger, consolidation, liquidation and the sale of all or substantially all of the assets of the corporation.

Each share of said nine hundred (900) shares of no par value common stock (Class B) shall have no voting rights.

Section 2.4 Paid-in-Capital:

The amount of paid-in-capital with which the corporation is beginning business is One Thousand Dollars ($1,000.00).

Prescribed by Edwin J. Simcox, Secretary of State
(Aug. 1980)

ARTICLE VI
Requirements Prior To Doing Business

The Corporation will not commence business until consideration of the value of at least $1,000 (one thousand dollars) has been received for the issuance of shares.

ARTICLE VII
Director(s)

Section 1. Number of Directors: The initial Board of Directors is composed of three member(s). The number of directors may be from time to time fixed by the By-Laws of the Corporation at any number. In the absence of a By-Law fixing the number of directors, the number shall be three

Section 2. Names and Post Office Addresses of the Director(s): The name(s) and post office address(es) of the initial Board of Director(s) of the Corporation is (are):

Name	Number and Street or Building	City	State	Zip Code
Paul E. Estridge	1326 S. Rangeline Rd.	Carmel	IN	46032
Paul E. Estridge, Jr.	1326 S. Rangeline Rd.	Carmel	IN	46032
Carol L. Estridge	1326 S. Rangeline Rd.	Carmel	IN	46032

Section 3. Qualifications of Directors (if any):

The above named Directors are residents of the State of Indiana. The number of Directors of the corporation shall be not less than one nor more than nine, the exact number of Directors to be specified from time to time by the By-Laws. If the By-Laws do not otherwise specify the number of Directors shall be three.

Directors need not be shareholders of the corporation. A majority of the Directors at any time shall be citizens of the United States.

Section 4. Transactions with Directors. Any contract or other transaction between the corporation and one or more of its directors, or between the corporation and any firm of which one or more of its directors are members or employees, or in which they are interested, or between the corporation and any corporation or assiciation of which one or more of its directors are shareholders, members, directors, officers or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the Board of Directors of the corporation which acts upon, or in reference to, such contract or transaction and notwithstanding his or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of a majority of the directors present, such interested director or directors to be counted in determining whether a quorum is present, but not to be counted in calculating the majority of such quorum necessary to carry such vote. This section shall not be construed to invalidate any contract or statutory law applicable thereto.

Section 5. Indemnification of Directors & Officers. Every person who is or was a director or officer of this corporation or of any other corporation for which he is or was serving in any capacity at the request of this corporation shall be indemnified by this corporation against any and all liability and expense that may be incurred by him in connection with or resulting from or arising out of any claim, action, suit or proceeding, provided that such person is wholly successful with respect thereto or acted in good faith in what he reasonably believed to be in or not apposed to the best interests of this corporation or such other corporation, as the case may be, and, in addition, in any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful. As used herein, "claim, action, suit or proceeding" shall include any claim, action, suit or proceeding (whether brought by or in the right of this corporation or such other corporation or otherwise), civil, criminal, administrative or investigative, whether actual or threatened or in connection with an appeal relating thereto, in which a director or officer of this corporation may become involved, as a party or otherwise.

(i) by reason of his being or having been a director or officer of this corporation or such other corporation, or

(ii) by reason of any past or future action taken or not taken by him in any such capacity, whether or not he continues to be such at the time such liability or expense is incurred.

The terms "liability" and "expense" shall include, but shall not be limited to, attorneys' fees and disbursements, amounts of judgments, fines or penalties, and amounts paid in settlement by or on behalf of a director or officer, but shall not in any event include any liability or expenses on account of profits realized by him in the purchase or sale of securities of the corporation in violation of the law. The termination of any claim, action, suit or proceeding, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that a director or officer did not meet the standards of conduct set forth in this paragraph.

Any such director or officer who has been wholly successful with respect to any such claim, action, suit or proceeding shall be entitled to indemnification as a matter of right. Except as provided in the preceding sentence, any indemnification hereunder shall be made at the discretion of the corporation but only if (i) the Board of Directors acting by a quorum consisting of Directors who are not parties to or who have been wholly successful with respect to such claim, action, suit or proceeding shall find that the director or officer has met the standards of conduct set forth in the preceding paragraph; or (ii) independent legal counsel shall deliver to the corporation their written opinion that such director or officer has met such standards of conduct.

If several claims, issues or matters of action are involved, any such person may be entitled to indemnification as to some matters even though he is not entitled as to other matters.

The corporation may advance expenses to or, where appropriate, may at its expense undertake the defense of any such director or officer upon receipt of an undertaking by or on behalf of such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification hereunder.

The provisions of the Section shall be applicable to claims, actions, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act during, before or after the adoption hereof.

The rights of indemnification provided hereunder shall be in addition to any rights to which any person concerned may otherwise be entitled by contract or as a matter of law and shall inure to the benefit of the heirs, executors and administrators of any such person.

The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer, or agent of the corporation as a director or officer, or agent of another corporation against any liability asserted against him and incurred by him in any capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section or otherwise.

Section 6. Reserved Rights. The corporation reserves the right to increase or decrease its authorized capital stock and to reclassify the same, and to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any amendment hereto in any manner now or hereafter prescribed or permitted by the provisions of any other applicable statute of the State of Indiana; and all rights conferred by these Articles of Incorporation or by any amendments hereto are granted subject to the reservations stated in this paragraph.

ARTICLE VIII
Incorporator(s)

The name(s) and post office address(es) of the incorporator(s) of the Corporation is (are):

Name	Number and Street or Building	City	State	Zip Code
Paul E. Estridge	1326 S. Rangeline Rd.	Carmel	IN	46032
Paul E. Estridge, Jr.	1326 S. Rangeline Rd.	Carmel	IN	46032
Carol L. Estridge	1326 S. Rangeline Rd.	Carmel	IN	46032

ARTICLE IX
Provisions for Regulation of Business and Conduct of Affairs of Corporation

("Powers" of the Corporation, its directors or shareholders)

Section 1. Meetings of Shareholders: Meetings of the shareholders of the corporation shall be held at such place, either within or without the State of Indiana, as may be specified in the respective notices or waiver of notice of such meeting. The shareholders shall be permitted to take action without a meeting if prior to such action a written consent to such action is signed by all shareholders and filed with the minutes of the shareholders in such manner as is required by law.

Section 2. Meetings of Directors: The meetings of the Board of Directors of the corporation shall be held at such place, either within or without the state of Indiana, as may be authorized by the By-Laws and specified in the respective notices or waivers of notice of such meeting. The Board of Directors shall be permitted to take action without a meeting if prior to such action a written consent to such action is signed by the Board of Directors and filed with the minutes of the Board of Directors in such manner as is required by law.

Section 3. Code of By-Laws: The Board of Directors of the corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Code of By-Laws of the corporation; provided, however, the affirmative vote of the majority of the members of the Board of Directors, for the time being shall be necessary to make such Code of By-Laws or to effect any alteration, amendment or repeal thereof.

Corporate Form No. 101—Page Five

Prescribed by Edwin J. Simcox, Secretary of State (Aug. 1980)

IN WITNESS WHEREOF, the undersigned, being *all* of the incorporator(s) designated in Article VIII, execute(s) these Articles of Incorporation and certify to the truth of the facts herein stated, this 11 day of July, 19 83

(Written Signature) (Written Signature)

PAUL E. ESTRIDGE (Printed Signature) CAROL L. ESTRIDGE (Printed Signature)

(Written Signature)

PAUL E. ESTRIDGE, JR. (Printed Signature)

STATE OF INDIANA }
COUNTY OF HAMILTON } ss:

I, the undersigned, a Notary Public duly commissioned to take acknowledgements and administer oaths in the State of Indiana, certify that Paul E. Estridge, Paul E. Estridge, Jr. and Carol L. Estridge, being of the incorporator(s) referred to in Article VIII of the foregoing Articles of Incorporation, personally appeared before me; acknowledged the execution thereof; and swore to the truth of the facts therein stated.

Witness my hand and Notarial Seal this 11 day of July, 19 83

(Written Signature)

Cheryl Pelley (Printed Signature)

My Commission Expires:
2/19/85 - Marion

Notary Public

This instrument was prepared by James J. Nelson (Name), Attorney at Law,
911 E. 86th Street (Number and Street or Building) Indianapolis (City) IN (State) 46240 (Zip Code)

Exhibit 2.5

Code of By-laws of The Estridge Group, Inc. and
The First Amendment to the Code of By-Laws

Exhibit B

CODE OF BY-LAWS OF THE ESTRIDGE GROUP, INC.

ARTICLE I Identification

Section 1. Name. The name of the Corporation is: The Estridge Group, Inc. (hereinafter referred to as "the Corporation").

Section 2. Principal Office and Resident Agent. The post office address of the principal office of the Corporation is 1326 South Rangeline Road, Carmel, Indiana 46032 and the name and post office address of the Resident Agent in charge of such office is: Paul E. Estridge, 1326 South Rangeline Road, Carmel, Indiana 46032.

Section 3. Seal. The seal of the Corporation shall be circular in form and mounted upon a metal die suitable for impressing the same upon paper. About the upper periphery of the seal shall appear the words "The Estridge Group, Inc." and about the lower periphery thereof the word "Indiana". In the center of the seal shall appear the word "Seal". The seal may be altered by the Board of Directors, at its discretion, and may be used by causing it or a facsimile thereof to be impressed, affixed, printed or otherwise reproduced.

Section 4. Fiscal Year. The fiscal year of the Corporation shall begin at the beginning of business on the first day of each ________ and at the close of business on the last day of ________ of the year next succeeding.

ARTICLE II

Shareholders

Section 1. Place of Meeting. All meetings of shareholders of the Corporation shall be held at such place, within or without the State of Indiana, as may be determined by the President or Board of Directors and specified in the notices or waivers of notice thereof or proxies to represent shareholders thereof.

Section 2. Annual Meetings. The annual meeting of shareholders shall be held on the 15th day of October of each year, if such is not a legal holiday, or if a legal holiday, then on the next succeeding business day not a legal holiday.

Section 3. Special Meetings. Special meetings of shareholders may be called by the President, the Board of Directors, or holders of not less than one-fourth (1/4) of all the shares of capital stock outstanding and entitled to vote at the meeting. At any special meeting of the shareholders, no business other than that for which the meeting was called shall be transacted.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of a meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered by the Secretary to each shareholder of record of the Corporation entitled to vote at the meeting, at such addresss as appears upon the records of the Corporation, at least ten (10) days before the date of the meeting. Notice of any shareholders' meeting may be waived in writing by an shareholder if the waiver sets forth in reasonable detail the purpose or purposes for which the meeting is called and the time and place

thereof. Attendance at any meeting in person or proxy shall constitute a waiver of notice of such meeting.

Section 5. Voting at Meetings.

(a) Voting Rights. Every shareholder of the Class A voting stock of the corporation shall have the right at all meetings of the shareholders to one (1) vote for each share of Class A stock standing in his or her name on the books of the corporation. If any shares of stock have been transferred on the books of the corporation within ten (10) days, or a different period not exceeding fifty (50) days, if fixed by the Board of Directors next preceding any meeting at which a shareholder is entitled to vote, the shareholder of record as at the record date shall not be entitled to vote any stock so transferred; however, any person acquiring title to a share after the record date shall, upon written request to the shareholder of record for proxy with power of substitution to vote that share. Shareholders of the Class B non-voting shares of the corporation shall not be entitled to vote on any matter.

(b) Proxies. A shareholder is entitled to vote either in person or by proxy, executed in writing by such shareholder or by his or her duly authorized attorney in fact and delivered to the Secretary of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless a longer time is expressly provided therein.

(c) Quorum and Adjournments. At all meetings of shareholders, a majority of the shares of the outstanding capital stock entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum. Any meeting of shareholders, including both annual and special meetings and any adjournments

thereof, may be adjourned to a later date without notice other than announcement at the meeting although less than a quorum be present.

Section 6. List of Shareholders. At least five (5) days before the meeting of shareholders, the Secretary shall prepare or cause to be prepared a complete list of the shareholders of the Corporation entitled to vote at such meeting arranged in alphabetical order with the address and number of shares entitled to vote held by each. Such list shall be on file in the principal office of the Corporation and subject to inspection by any shareholder during such meeting. The original or duplicate stock register or transfer book shall be the only evidence as to the persons who are entitled as shareholders to examine such lists, the stock ledger or transfer book, or to vote at such meeting.

ARTICLE III

Directors

Section 1. Number and Term of Office. The Board of Directors shall consist of THREE (3) members. The Directors shall be elected by the shareholders at their annual meeting and shall hold office until the next ensuing annual meeting of shareholders or until their successors have been duly elected and qualified. The shareholders may at any time remove any Directors, with or without cause, and elect a successor.

Section 2. Vacancies. Vacancies occurring in the membership of the Board of Directors caused by resignation, death or other incapacity, or increase in the number of Directors shall be filled by a majority vote of the remaining members of the Board, and each Director so elected shall serve until the next meeting of the shareholders, or until his successor shall have been duly elected

and qualified. Notice specifying any increase in the number of Directors and the name, address and principal occupation of and other pertinent information about any Director elected to fill any vacancy shall be given in the next mailing sent to the shareholders after such increase or election.

Section 3. Annual Meetings. The Board of Directors shall meet annually, without notice, immediately following, and at the same place as, the annual meeting of the shareholders.

Section 4. Regular Meetings. Regular meetings shall be held at such times and places, either within or without the State of Indiana, as may be determined by the President or Board of Directors.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by the President or by two (2) or more members of the Board of Directors, at any place within or without the State of Indiana, upon twenty-four (24) hours' notice, specifying time, place and general purpose of the meeting, given to each Director personally by telephone, telegraph, cable or wireless; or notice may be given by mail if mailed at least three (3) days before such meeting.

Section 6. Waiver of Notice. Any Director may waive notice of any meeting in writing. Attendance by a Director at any meeting shall constitute a waiver of notice of such meeting.

Section 7. Quorum. A majority of the entire Board of Directors then qualified and acting shall constitute a quorum and be sufficient for the transaction of any business, except the filling of vacancies in the Board of Directors. Vacancies may be filled by a majority of the remaining Directors. Any act of a

majority of the Directors presented at a meeting at which a quorum is present shall be the act of the Board unless otherwise provided for by law or by these By-Laws. A majority of the Directors present may adjourn any meeting from time to time. Notice of any adjourned meeting need not be given other than by announcement at the time of adjournment.

Section 8. Committees. The Board of Directors may, by resolution adopted by a majority of the actual number of the Directors elected and qualified, from time to time, designate two (2) or more of its number to constitute an Executive Committee, or such other committees as it may determine, which committees shall have the powers and authority and shall perform the duties specified in the resolution. The designation of such committees and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof of any responsibility imposed upon it or him by the Indiana General Corporation Act.

Section 9. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof, may be taken without a meeting, if prior to such action, a written consent thereto is signed by all of the members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board of Committee.

ARTICLE IV

Officers

Section 1. Number of Officers. The Officers of the Corporation shall consist of a President, one (1) or more Vice Presidents, a Secretary, a Treasurer, and such officers or

assistant officers as the Board shall from time to time create and so elect. Any two (2) or more offices may be held by the same person, except that the duties of the President and Secretary shall not be performed by the same person. The President shall be chosen from among the Directors.

Section 2. Election and Terms. Each officer shall be elected by the Board of Directors at the annual meeting thereof and shall hold office until the next annual meeting of the Board or until his successor shall have been elected and qualified or until his death, resignation or removal. Any officer may be removed at any time, with or without cause, by vote of a majority of the whole Board.

Section 3. Vacancies. Whenever any vacancies shall occur in any office by death, resignation, increase in the number of officers of the Corporation, or otherwise, the same shall be filled by the Board of Directors, and the officer so elected shall hold office until his sucessor is chosen and qualified.

Section 4. President. The President shall be chief executive officer of the Corporation; shall preside at all meetings of shareholders and of the Board of Directors; shall have general and active supervision, control and managment of the affairs and business of the Corporation, subject to the orders and resolutions of the Board; shall have general supervision and direction of all officers, agents and employees of the Corporation; shall see that all orders and resolutions of the Board are carried into effect; and in general shall exercise all powers and perform all duties incident to such office and such other powers and duties as may from time to time be assigned to him by the Board.

The President shall have full authority to execute proxies on

behalf of the Corporation, to vote stock owned by it and in any other Corporation, and to execute, with the Secretary, powers of attorney appointing other coroporations, partnerships, or individuals the agent of the Corporation, all subject to the provisions of the Indiana General Corporation Act of 1929, as amended, the Articles of Incorporation and this Code of By-Laws.

Section 5. Vice Presidents. The Vice Presidents shall assist the President and shall perform such duties as may be assigned to them by the Board of Directors or the President. Unless otherwise provided by the Board, in the absence or disability of the President, the Vice President (or, if there be more than one (1), the Vice President first named as such by the Board of Directors at its most recent meeting designating Vice Presidents) shall execute the powers and perform the duties of the President.

Section 6. Secretary. The Secretary shall attend all meetings of the Board and of the shareholders and shall act as Secretary of such meetings; shall give or cause to be given all notices provided for in these By-Laws or required by law; shall record all votes and the minutes of all proceedings of the meetings of shareholders and the Board in a book or books to be kept for the purpose; shall affix the seal to all documents, the execution of which under seal is customary or is required by law or is authorized in accordance with these By-Laws; shall have charge of the stock books of the Corporation and shall keep or cause to be kept the stock certificate books, stock transfer books and stock ledgers; and in general shall exercise all powers and perform all duties as may be from time to time assigned to him by the Board or by the President.

Section 7. Treasurer. The Treasurer shall keep correct and

complete records of account showing accurately at all times the financial conditions of the Corporation. He shall be the custodian of the corporate funds and securities; shall immediately deposit, in the name of and to the credit of the Corporation, all monies and other valuable effects of the Corporation in such depositories as may be designated by the Directors; shall disburse the funds of the Corporation as may be ordered by the Board or by the President; and in general shall exercise all powers and perform all duties as may from time to time be assigned to him by the Board or by the President.

Section 8. Assistant Secretaries. The Assistant Secretaries shall assist the Secretary in the performance of his duties. In the absence of the Secretary, any Assistant Secretary shall exercise the powers and perform the duties of the Secretary. The Assistant Secretary shall exercise such other powers and perform such other duties as may from time to time be assigned to them by the Board, the President or the Secretary.

Section 9. Assistant Treasurers. The Assistant Treasurers shall assist the Treasurer in the performance of his duties. Any Assistant Treasurer shall, in the absence or disability of the Treasurer, exercise the powers and perform such other duties as may from time to time be assigned to them by the Board, the President and Treasurer.

Section 10. Delegation of Authority. In case of the absence of any officer of the Corporation, or for any other reason that the Board may deem sufficient, a majority of the entire Board of Directors may transfer or delegate the powers or duties of any officer to any other officer or officers for such length of time as the Board shall determine.

ARTICLE V

Capital Stock

Section 1. Certificates. Certificates for shares of the capital stock of the Corporation shall be in such form as shall be approved by the Board. They shall exhibit the holders' name and number of shares, shall bear the corporate seal or a facsimile thereof and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary.

Section 2. Transfer of Shares. Except as otherwise provided by law, transfers of shares of the capital stock of the Corporation, whether part paid or full paid, shall be made only on the books of the Corporation by the owner thereof in person or by duly authorized attorney, on payment of all taxes thereon and surrender for cancellation of the certificate or certificates for such shares (except as hereinafter provided in the case of loss, destruction or mutilation of certificates) properly endorsed by the holder thereof or accompanied by the proper evidence of succession, assignment or authority to transfer, and deliver to the Secretary or Assistant Secretary.

Section 3. Lost, Destroyed and Mutilated Certificates. The holder of any of the capital stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board may, in its discretion, cause to be issued to him a new certificate or certificates of stock, upon the surrender of the mutilated certificate, or in case of loss or destruction, upon satisfactory proof of such loss or destruction. The Board may in its discretion, require the owner of the lost or destroyed certificate or his legal representative to give the Corporation a bond in such

sum in such form, and with such surety or sureties as it may direct, to indemnify the Corporation, its transfer agents and registrars, if any, against any claim that may be made against them or any of them with respect to the certificate or certificates alleged to have been lost or destroyed, but the Board may, in its discretion, refuse to issue a new certificate or new certificates, save upon the order of a Court having jurisdiction in such matter.

ARTICLE VI

Corporate Books

Section 1. Place of Keeping, in General. Except as otherwise provided by the laws of the State of Indiana, by the Articles of Incorporation of the Corporation or by these By-Laws, the books, and records of the Corporation may be kept at such place or places, within or without the State of Indiana, as the Board of Directors may from time to time by resolution determine.

Section 2. Stock Register or Transfer Book. The original or duplicate stock register or transfer book, or in case a stock registrar or transfer agent shall be employed by the Corporation either within or without the State of Indiana, a complete and accurate shareholders' list, alphabetically arranged, giving the names and addresses of all shareholders, the number and classes of shares held by each, shall be kept at the principal office of the Corporation in the State of Indiana.

ARTICLE VII

Execution of Instruments

Section 1. Checks, Drafts, etc. All checks, drafts, bills of exchange or other orders for the payment of money, obligations, notes or other evidences of indebtedness of the Corporation shall be signed or endorsed by such officer or officers, employee or

employees of the Corporation as shall from time to time be designated by the Board.

Section 2. Contracts. All contracts, agreements, deeds, conveyances, mortgages and similar instruments authorized by the Board of Directors shall be signed, unless otherwise directed by the Board or required by law, by the President or a Vice President and attested by the Secretary or an Assistant Secretary.

ARTICLE VIII

Amendment

These By-Laws may be altered, amended or repealed from time to time by a majority vote of the whole Board at any regular or special meeting if the notice or waiver of notice of said meeting shall have stated that the By-Laws of the Corporation are to be amended, altered or repealed or if all Directors at the time are present at said meeting.

ARTICLE IX

The Indiana General Corporation Act

The provisions of the Indiana General Corporation Act of 1929, as amended, applicable to any of the matters not herein specifically covered by these By-Laws, are hereby incorporated by reference in and made a part of these By-Laws.

FIRST AMENDMENT
TO
CODE OF BY-LAWS
OF
THE ESTRIDGE GROUP, INC.

The Code of By-laws of The Estridge Group, Inc. are hereby amended, effective as of December 21, 2006, only in the following respects:

1. Article III, Section 1 is hereby amended to read in full as follows:

"Section 1. Number and Term of Office. The Board of Directors of this Corporation shall consist of such number of directors, not less than one (1) nor more than three (3). The exact number of directors shall be one (1), held by Paul E. Estridge, Jr. The director may change the authorized number of directors, within the range specified in this provision, by resolution. The Director shall be elected by the shareholders at their annual meeting and shall hold office until the next ensuing annual meeting of shareholders or until the successor has been duly elected and qualified. The shareholders may remove any Director, with or without cause, and elect a successor at a meeting of shareholders called expressly for such purpose."

* * * *

This First Amendment to the Code of By-Laws of The Estridge Group, Inc. as adopted by unanimous written consent resolutions of the Board of Directors to be effective as of the 21 day of December, 2006. All other provisions of the Code of By-Laws shall remain the same.

Paul E. Estridge, Jr., President

KD_862377_1.DOC

Exhibit 2.6

Articles of Incorporation of Estridge Development Company, Inc.

Exhibit A

STATE OF INDIANA
OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

OF

ESTRIDGE DEVELOPMENT COMPANY, INC.

I, JOSEPH H. HOGSETT, Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above corporation, have been presented to me at my office accompanied by the fees prescribed by law; that I have found such Articles conform to law; all as prescribed by the provisions of the

Indiana Business Corporation Law,

as amended.

NOW, THEREFORE, I hereby issue to such Corporation this Certificate of Incorporation, and further certify that its corporate existence will begin October 25, 19[illegible].

In Witness Whereof, I have hereunto set my hand and affixed the seal of the State of Indiana, at the City of Indianapolis, this Twenty-fifth day of October, 19[illegible]

JOSEPH H. HOGSETT, Secretary of State

By

Deputy

APPROVED AND FILED

ARTICLES OF INCORPORATION

OF

ESTRIDGE DEVELOPMENT COMPANY, INC.

The undersigned incorporator, desiring to form a corporation (hereinafter referred to as the "Corporation") pursuant to the provisions of the Indiana Business Corporation Law, as amended (such Act, as amended from time to time, and its successors are hereinafter referred to as the "Act"), executes the following Articles of Incorporation.

ARTICLE I

The name of the Corporation is Estridge Development Company, Inc.

ARTICLE II

Purposes and Powers

1. The purpose for which the Corporation is formed is to transact any and all lawful business for which corporations may be incorporated under the act.

2. Subject to any limitation or restriction imposed by the Act, any other law, or any provisions of these Articles of Incorporation, the Corporation shall have:

a. The same capacity to act as possessed by natural persons and to do everything necessary, advisable or convenient for the accomplishment of any of the purposes hereinbefore set forth, or which shall at any time appear conducive to or expedient for the protection or benefit of the Corporation, and to do all other things incidental thereto or connected therewith which are not forbidden by law;

b. The power to carry out the purposes hereinbefore set forth in any state, territory, district or possession of the United States, or in any foreign country, to the extent that such purposes are not forbidden by the law of any such state, territory, district or possession of the United States or by any such foreign country; and

c. The power to have, exercise and enjoy in furtherance of the purposes hereinbefore set forth all the general rights, privileges and powers granted to corporations by the Act, as now or hereafter amended, and by the common law.

ARTICLE III

Period of Existence

The period during which the Corporation shall continue is perpetual.

ARTICLE IV

Registered Office and Registered Agent

Section 1. Registered Office. The post office address of the registered office of the Corporation is 148 West Carmel Drive, Carmel, Indiana 46032.

Section 2. Registered Agent. The name and address of the Registered Agent in charge of the Corporation's registered office is Paul E. Estridge, 148 West Carmel Drive, Carmel, Indiana 46032.

ARTICLE V

Terms of Shares

Section 1. Number.

The total number of shares which the Corporation has authority to issue is one thousand (1,000) without par value.

Section 2. Designation of Classes.

The authorized shares of the Corporation shall be divided into the following two classes:

a. Common shares consisting of one hundred (100) shares without par value (Class A Common Shares); and,

b. Common shares consisting of nine hundred (900) shares without par value (Class B Common Shares).

Section 2.2 Terms of Shares.

The capital stock of the Corporation shall be no par value common stock consisting of two classes, Class A, No Par Value Common Stock; and Class B, No Par Value Common Stock.

The shares may be issued by the Corporation originally and such shares as are reacquired by the Corporation from time to time and no cancelled may be sold or otherwise disposed of for such consideration as may be fixed by the Board of Directors. The aggregate net amount of the consideration received by the Corporation from time to time shall be allocated to capital or to capital surplus in such manner as the Board of Directors shall determine.

Such cash or property dividends as may be determined by the Board of Directors may be declared from time to time out of the surplus earnings, capital surplus or net profits of the Corporation. Such stock dividends as may be determined by the Board of Directors may be declared from time to time out of surplus earnings, capital surplus, net profits or re-evaluation of surplus of the Corporation.

Section 2.3 Voting Rights of Capital Stock.

Each share of said one hundred (100) shares of no par value common stock (Class A) entitles the holder thereof to one vote at all shareholder meetings upon all questions, including merger, consolidation, liquidation and the sale of all or substantially all of the assets of the Corporation.

Each share of said nine hundred (900) shares of no par value common stock (Class B) shall have no voting rights.

Section 3. Dividends.

The Board of Directors shall have the power to declare and pay dividends on the outstanding shares of common stock to the extent permitted by the act.

Section 4. Dissolution.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of the shares of common stock shall be entitled, after due payment or provision for payment of the debts and other liabilities of the Corporation, to share ratably in the remaining net assets of the Corporation.

Section 5. No Preemptive Rights.

Shareholders have no preemptive rights to subscribe to or purchase any shares of Common Stock or other securities of the Corporation.

ARTICLE VI

Requirements Prior to Doing Business

The Corporation shall not commence business until consideration of the value of at least One Thousand Dollars ($1,000.00) has been received for the issuance of shares.

ARTICLE VII

Directors

Section 1. Number. The initial Board of Directors is composed of two (2) members. The number of directors shall be

specified, from time to time, by the By-Laws of the Corporation. In the absence of a By-Law fixing the number of directors the number shall be the number specified for the initial Board of Directors.

Section 2. Names and Post Office Addresses of the Directors. The names and post office addresses of the initial Board of Directors of the Corporation are:

Paul E. Estridge, 148 West Carmel Drive, Carmel, IN 46032
Paul E. Estridge, Jr., 148 West Carmel Drive, Carmel, IN 46032

Section 3. Director of Purpose and Exercise of Powers. The Board of Directors, subject to any specific limitations or restrictions imposed by the Act or these Articles of Incorporation, shall direct the carrying out of the purpose and exercise the powers of the Corporation, without previous authorization or subsequent approval by the Shareholders of the Corporation.

ARTICLE VIII

Incorporator

The name and post office address of the incorporator of the Corporation is: Paul E. Estridge, 148 West Carmel Drive, Carmel, Indiana 46032.

ARTICLE IX

Provisions for Regulation of Business and Conduct of Affairs of Corporation

Section 1. Indemnification. Every person who is or was a Director, Officer or employee of the Corporation shall be indemnified by the Corporation against all liability and reasonable expense incurred by such person in his or her official capacity, provided that such person is determined in the manner specified in Ind. Code §23-1-37-12 (as that section may be amended from time to time). Upon demand for such indemnification, the Corporation shall proceed as provided in Ind. Code §23-1-37-12 (as that section may be amended from time to time) to determine whether such person is entitled to such indemnification. Nothing contained in this section shall limit or preclude the exercise of any right relating to indemnification of or advance of expenses to any Director, Officer, employee or agent of the Corporation or the ability of the Corporation to otherwise indemnify or advance expenses to any Director, Officer, employee or agent.

Section 2. Interest of Directors in Contracts. Any contract or other transaction between the Corporation and one or more of its Directors, or between the Corporation and any firm of which one or more of its Directors are members or employees, or in which they are interested, or between the Corporation and any

corporation, partnership or association of which one or more of its Directors are shareholders, members, directors, officers, or employees, or in which they are interested, or in which the Corporation is a member, shareholder, or otherwise interested, shall be valid for all purposes, notwithstanding the presence of such Director or Directors at the meeting of the Board of Directors of the Corporation which acts upon, or in reference to, such contract or transaction and notwithstanding his or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve or ratify such contract or transaction, by a vote of a majority of the disinterested Directors present, notwithstanding the fact that such majority of the disinterested Directors present may not constitute a quorum, a majority of the Board of Directors, or a majority of the Directors present at the meeting at which the contract or transaction is considered. This section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

Section 3. Code of By-Laws. The Board of Directors of the Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, or in any amendment hereto, or to add any provision to the Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto, or by the provisions of any other applicable statute of the State of Indiana; and all rights conferred upon Shareholders in the Articles of Incorporation or any amendment hereto are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned being the incorporator designated in ARTICLE VIII, execute these Articles of Incorporation and certifies to the truth of the facts herein stated, this 4th day of October 1989.

Paul E. Estridge

I affirm under the penalties of perjury that the facts contained herein are true.

Paul E. Estridge

Prepared by:

James J. Nelson
NELSON & FRANKENBERGER
3021 East 98th Street, #220
Indianapolis, IN 46280

Exhibit 2.7

Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws

Exhibit B

CODE OF BY-LAWS

OF

ESTRIDGE DEVELOPMENT COMPANY, INC.

ARTICLE I

Identification

Section 1.01. Name. The name of the Corporation is Estridge Development Company, Inc. (hereinafter referred to as the "Corporation").

Section 1.02. Place of Keeping Corporate Books and Records. The books of account, records, documents and papers of the Corporation shall be kept at any place or places within or without the State of Indiana as directed by the Board of Directors. In the absence of a direction, the books of account, records, documents and papers shall be kept at the principal office of the Corporation.

Section 1.03. Fiscal Year. The fiscal year of the Corporation shall be January 1 through December 31 of each year until such time as changed by resolution of the Board of Directors of the Corporation.

ARTICLE II

Capital Stock

Section 2.01. Amount and Class of Authorized Shares. The authorized shares of the Corporation shall be 1,000 shares without par value and all shares shall be of one class.

Section 2.02. Issuance of Shares. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the

Corporation, including cash, promissory notes, services performed, contract for services to be performed, or other securities of the Corporation. If shares are authorized to be issued for promissory notes or for promises to render services in the future, the Corporation must comply with the notice requirements of the Indiana Business Corporation Law.

Section 2.03. Certificate for Shares. Certificates for shares of the Corporation shall be issued to a subscriber by the Secretary of the Corporation when proper consideration has been paid therefor. Each certificate shall be in such form as the Board of Directors may prescribe from time to time.

Section 2.04. Transfer of Certificates. The shares of the Corporation shall be transferable only on the books of the Corporation upon surrender of the certificate or certificates representing the same, properly endorsed by the registered holder or by his duly authorized attorney, such endorsement or endorsements to be witnessed by one witness. The requirement for such witnessing may be waived in writing upon the form of endorsement by the President of the Corporation.

Section 2.05. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate for shares of Common Stock in the place of any certificate theretofore issued and alleged to have been lost, stolen or destroyed, but the Board of Directors may require the owner of such lost, stolen or destroyed certificate, or his legal representative, to furnish affidavit as to such loss, theft or destruction and to give a bond in such form and substance, and with such surety or sureties, with fixed

or open penalty, as it may direct to indemnify the Corporation against any claim that may be made on account of the alleged loss, theft or destruction of such certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is not imprudent to do so.

ARTICLE III

Meetings of Shareholders

Section 3.01. Place of Meetings. All meetings of Shareholders of the Corporation shall be held at the principal office of the Corporation or at such other place, within or without the State of Indiana, as may be specified in the respective notices or waivers of notice thereof.

Section 3.02. Annual Meeting. The annual meeting of the shareholders for the election of directors, and for the transaction of such other business as may properly come before the meeting shall be held on the first Tuesday in March following the end of the fiscal year of the Corporation, if such day is not a legal holiday, and if such day is a legal holiday, then on the next business day that is not a legal holiday. Failure to hold the annual meeting at the designated time shall not affect the validity of any corporate action.

Section 3.03. Special Meetings. Special meetings of the Shareholders may be called by the President, by the Board of Directors, or by Shareholders holding of record not less than one-fourth of all the shares of Common Stock outstanding and entitled by the Articles of Incorporation to vote on the business proposed to be transacted thereat; and shall be called by the

President at the request in writing of a majority of the Board of Directors or Shareholders holding of record a majority of all the shares of Common Stock outstanding and entitled by the Articles of Incorporation to vote on the business for which the meeting is being called. Any request for a special meeting of the Shareholders shall state the purpose or purposes of the proposed meeting.

Section 3.04. Record Date. The Board of Directors may fix a record date, not exceeding fifty (50) days prior to the date of any meeting of Shareholders, for the purpose of determining the Shareholders entitled to notice of and to vote at such meeting. In the absence of action by the Board of Directors fixing a record date as herein provided, the record date shall be the fourteenth day prior to the date of the meeting.

Section 3.05. Notice of Meeting. A written or printed notice, stating the date, time and place of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered or mailed by the Corporation to each holder of the shares of the Corporation at the time entitled to vote, at such address as appears upon the records of the Corporation, no fewer than ten (10) days and no more than sixty (60) days before the meeting date. However, notice of a meeting at which (i) an agreement of merger or exchange, or (ii) the sale, lease, exchange or other disposition of all, or substantially all, of the Corporation's property in other than the usual and ordinary course of business is to be considered, shall be delivered or mailed to all shareholders of

record, whether or not entitled to vote, no fewer than ten (10) days and no more than sixty (60) days before the meeting. Notice of any such meeting may be waived in writing by a shareholder, before or after the date and time stated in the notice, if the waiver sets forth in reasonable detail the purpose or purposes for which the meeting is called, and the time and place thereof. Attendance at any meeting, in person or by proxy: (a) waives objection to lack of notice or defective notice of the meeting unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to consideration of the matter when it is presented.

Section 3.06. Participation in Meetings. Any Shareholder may participate in an annual or special meeting of the Shareholders by, or through the use of, any means of communication by which all Shareholders participating may simultaneously hear each other during the meeting. Participation by such Shareholder by this means shall be deemed to constitute presence in person at such meeting.

Section 3.07. Voting at Meetings.

(a) Voting Rights. Except as may be otherwise provided in the Articles of Incorporation, every Shareholder shall have the right at all meetings of the Shareholders to one vote for each share standing in his name on the books of the Corporation on the record date for such meetings.

(b) Proxies. A Shareholder entitled to vote at any meeting of Shareholders may vote either in person or by proxy executed in writing by the Shareholder or a duly authorized attorney-in-fact of such Shareholder. For purposes of this section, a proxy granted by telegram, telex, telecopy, or other document transmitted electronically for or by a Shareholder shall be deemed "executed in writing by the Shareholder". The general proxy of a fiduciary shall be given the same effect as the general proxy of any other Shareholder. No proxy shall be valid after eleven months from the date of its execution unless a longer time is expressly provided therein.

(c) Quorum. At any meeting of Shareholders, the holders of a majority of the outstanding shares which may be voted on the business to be transacted at such meeting, represented thereat in person or by proxy, shall constitute a quorum, and a majority vote of such quorum shall be necessary for the transaction of any business by the meeting, unless a greater number is required by law, the Articles of Incorporation or the Code of By-Laws. In case a quorum shall not be present at any meeting, the holders of record of a majority of such shares so present in person or by proxy may adjourn the meeting from time to time, without notice, other than announcement at the meeting, until a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally scheduled.

(d) Voting Lists. The Secretary of the Corporation shall make, at least five (5) days before each election of Directors, a complete list of the Shareholders entitled by the Articles of Incorporation to vote at such election, arranged in alphabetical order, with the address and number of shares so entitled to vote held by each, which list shall be on file at the registered office of the Corporation and subject to inspection by any Shareholder at any time during usual business hours for a period of five (5) days prior to such election. Such list shall be produced and kept open at the time and place of election and subject to the inspection of any Shareholder during the holding of such election. The original stock register or transfer book, or a duplicate thereof kept in the State of Indiana, shall be the only evidence as to who are the Shareholders entitled to examine such list, or the stock ledger or transfer book, or to vote at any meeting of the Shareholders.

(e) Voting of Shares Owned by Other Corporations. Shares of the Corporation standing in the name of another corporation may be voted by such officer, agent or proxy as the Board of Directors of such other corporation may appoint, or as the By-Laws of such other corporation may prescribe.

Section 3.08. Action Without a Meeting. Any action which may be taken at a Shareholders' meeting may be taken without a meeting if evidenced by one or more written consents describing the action taken, signed by all shareholders entitled to vote on the action, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

ARTICLE IV

The Board of Directors

Section 4.01. Number. The number of directors of the Corporation shall be two.

Section 4.02. Management. Except as otherwise provided in the Articles of Incorporation, the business, property and affairs of the Corporation shall be managed by the Board of Directors.

Section 4.03. Annual Meeting. Unless otherwise determined by the President or the Board of Directors, the Board of Directors shall meet each year immediately after the annual meeting of the Shareholders, at the place where such meeting of the Shareholders has been held, for the purpose of organization, election of officers and consideration of any other business that may be brought before the meeting. No notice shall be necessary for the holding of this annual meeting. If such meeting is not held as above provided, the election of officers may be had at any subsequent meeting of the Board of Directors specifically called in the same manner provided in Section 4.04 of this Article.

Section 4.04. Other Meetings. Regular meetings of the Board of Directors may be held, without notice, at such time as may from time to time be fixed by resolution of the Board. Special meetings of the Board of Directors may be called at any time by the President, and shall be called on the written request of any member of the Board of Directors. Notice of such a special meeting shall be sent by the Secretary to each Director at his residence or usual place of business by letter or

telegram, at such time that, in regular course, such notice would reach such place not later than during the second day immediately preceding the day for such meeting; or may be delivered by the Secretary to a Director personally at any time during such second preceding day. At any meeting at which all Directors are present, notice of the time, place and purpose thereof shall be deemed waived; and notice may be waived (either before or after the time of the meeting) by absent Directors, either by written instrument or telegram. Such meetings may be held at any place within or without the State of Indiana, as may be specified in the respective notices, or waivers of notice thereof.

Section 4.05. Participation in Meetings. Any or all directors may participate in a meeting of the board or committee of the board by any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

Section 4.06. Action Without a Meeting. Any action which may be taken at a Board of Directors' meeting may be taken without a meeting if evidenced by one or more written consents describing the action taken, signed by each director and included in the minutes or filed with the corporate records reflecting the action taken.

Section 4.07. Quorum. A majority of the actual number of Directors elected and qualified, from time to time, shall be necessary to constitute a quorum for the transaction of any business except the filling of vacancies, and the act of the

majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the act of a greater number is required by law, the Articles of Incorporation, or the Code of By-Laws.

Section 4.08. Election, Term of Office and Qualification. Directors shall be elected at each annual meeting of the Shareholders by the holders of the Common Stock entitled by the Articles of Incorporation to elect Directors. Directors shall be elected for a term of one year and shall hold office until their respective successors are elected and qualified. Directors need not be Shareholders of the Corporation. No decrease in the number of Directors at any time provided for by the Code of By-Laws shall have the effect of shortening the term of any incumbent Director.

Section 4.09. Removal. Any director may be removed, either with or without cause, as provided by law, at any special meeting of the Shareholders or at any meeting of the Board of Directors.

Section 4.10. Vacancies. Any vacancy occurring in the Board of Directors, caused by removal, resignation, death or other incapacity, or increase in the number of Directors, may be filled by a majority vote of the remaining members of the Board of Directors, until the next annual or special meeting of the Shareholders. Shareholders shall be notified of any increase in the number of directors and of the name, address, and principal occupation of any Director elected by the Board to fill any vacancy in the next mailing sent to the Shareholders following any such increase or election. If the vote of the remaining

members of the Board shall result in a tie, such vacancy shall be filled by vote of the Shareholders at a special meeting called for the purpose.

Section 4.11. Compensation of Directors. The Board of Directors is empowered and authorized to fix and determine the compensation of the directors. Until such time as the Board of Directors shall choose to act in this matter, members of the Board of Directors shall receive no compensation for acting in such capacity.

ARTICLE V

Executive Committee

Section 5.01. Designation of Executive Committee. The Board of Directors may, by resolution adopted by a majority of the actual number of Directors elected and qualified, from time to time, designate two or more of its number to constitute an Executive Committee. The Board of Directors shall have the power at any time to increase or decrease the number of members of the Executive Committee, to fill vacancies thereon, to change any member thereof, and to change the functions or terminate the existence thereof.

Section 5.02. Powers of the Executive Committee. During the intervals between meetings of the Board of Directors, and subject to such limitations as may be required by law or by resolution of the Board of Directors, the Executive Committee shall have and may exercise all of the authority of the Board of Directors, except that the Executive Committee shall not have authority to (i) declare dividends or distributions, (ii) amend

the Articles of Incorporation or the Code of By-Laws , (iii) approve a plan of merger or consolidation, (iv) reduce earned or capital surplus, (v) authorize the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors, or (vi) recommend to the Shareholders a voluntary dissolution or a revocation thereof.

Section 5.03. Meetings; Procedure; Quorum. Regular meetings of the Executive Committee may be held, without notice, at such time and place as may from time to time, be fixed by resolution of the Executive Committee. Special meetings of the Executive Committee may be called at any time by any member of the Executive Committee. Notice of such special meeting shall be sent to each member of the Executive Committee at his residence or usual place of business by letter or telegram, at such time that, in regular course, such notice would reach such place not later than during the day immediately preceding the day for such meeting; or may be delivered to a member personally at any time during such immediately preceding day. Notice of any such meeting need not be given to any member of the Executive Committee who has waived such notice, either in writing or by telegram, arriving either before or after such meeting, or who shall be present at the meeting. Any meeting of the Executive Committee shall be a legal meeting, without notice thereof having been given, if all the members of the Executive Committee who have not waived notice thereof in writing or by telegram, shall be present in person. A majority of the Executive Committee, from time to time, shall be necessary to constitute a quorum for

the transaction of any business, and the act of a majority of the members present at a meeting at which a quorum is present shall be an act of the Executive Committee. The members of the Executive Committee shall act only as a Committee, and the individual members shall have no power as such. All minutes of meetings of the Executive Committee shall be submitted to the next suceeding meeting of the Board of Directors for approval; but failure to submit the same or to receive the approval thereof shall not invalidate any completed or incompleted action taken by the Corporation upon authorization by the Executive Committee prior to the time at which the same shall have been, or were, submitted as above provided.

ARTICLE VI

Officers of the Corporation

Section 6.01. Election. At its annual meeting, the Board of Directors shall elect a President, one or more Vice Presidents (if the Board of Directors deems such office necessary), a Secretary, and a Treasurer, and such Assistants and other officers as it may decide upon, for a term of one year. Any two or more offices may be held by the same person. If the annual meeting of the Board of Directors is not held at the time designated in these By-Laws, such failure shall not cause any defect in the corporate existence of the Corporation, but the officers for the time being shall hold over until their successors are chosen and qualified, unless sooner terminated as provided for by applicable law.

Section 6.02. Vacancies. Whenever any vacancies occur in any office by death, resignation, increase in the number of offices of the Corporation, or otherwise, such vacancy shall be filled by the Board of Directors, and the officer so elected shall hold office until his successor is chosen and qualified, unless sooner removed as provided for by applicable law.

Section 6.03. Removal. Any elective officer of the Corporation may be removed, either for or without cause, at any time by majority vote of the entire Board of Directors.

Section 6.04. The President. The President shall be the Chief Executive Officer of the Corporation. He shall preside at all meetings of the shareholders and of the Board of Directors, and, subject to the approval of the Board of Directors, he shall direct the policies and management of the Corporation. The President shall discharge all the duties inherent to a presiding officer and perform such other duties as from time to time may be assigned to him by the Board of Directors or as prescribed by law or these By-Laws.

Section 6.05. The Vice-President. The Vice-President shall perform all duties incumbent upon the President during the absence or disability of the President, and perform such other duties as these By-Laws may require or the Board of Directors may prescribe; provided, that if the Board of Directors elects more than one Vice-President, their right to act during the absence or disability of the President shall be in the order in which their names appear in the resolution, or resolutions, electing such Vice-Presidents.

Section 6.06. The Secretary. The Secretary shall attend all meetings of the Shareholders and of the Board of Directors, and shall keep, or cause to be kept in a book provided for the purpose, a true and complete record of the proceedings of such meetings, and shall perform a like duty for all standing committees appointed by the Board of Directors, when required. He shall attend to the giving and serving of all notices of the Corporation.

He shall keep the stock books and stock records of the Corporation, the Corporation's certificates for shares, contracts and agreements, and shall perform such other duties as these By-Laws may require, or the Board of Directors may prescribe.

Section 6.07. The Treasurer. The Treasurer shall maintain a correct and complete record of account showing accurately at all times the financial condition of the Corporation. He shall be the legal custodian of all monies, notes, securities and other valuables which may from time to time come into the possession of the Corporation. He shall immediately deposit all funds of the Corporation coming into his hands in some reliable bank or other depository to be designated by the Board of Directors and shall keep such bank account in the name of the Corporation. In the event no Vice-Presidents have been elected by the Board of Directors, the Treasurer shall perform all duties incumbent upon the President during the absence or disability of the President.

Section 6.08. Assistant Officers. Such Assistant Officers as the Board of Directors shall from time to time designate and elect shall have such powers and duties as the officers whom they

are elected to assist shall specify and delegate to them and such other powers and duties as these By-Laws or the Board of Directors may prescribe. An Assistant Secretary may, in the event of the absence or disability of the Secretary, attest to the execution by the Corporation of all documents.

Section 6.09. Delegation of Authority. In case of the absence of any officer of the Corporation, or for any other reason that the Board may deem sufficient, the Board may delegate the powers or duties of such officer to any other officer or to any director, for the time being, provided a majority of the entire Board concurs therein.

ARTICLE VII

Contracts, Checks, Notes, Etc.

Special Corporate Acts

Section 7.01. Contracts and Checks. All contracts and agreements entered into by the Corporation and all checks, drafts and bills of exchange, and orders for the payment of money shall, in the conduct of the ordinary course of business of the Corporation, unless otherwise directed by the Board of Directors or unless otherwise required by law, be signed by either the President or the Secretary, singly. Any one of the documents heretofore mentioned in this section for use outside the ordinary course of the business of the Corporation, or any deeds, mortgages, notes or bonds of the Corporation shall be executed by and require the signature of both the President and Secretary.

ARTICLE VIII

Amendments

The power to make, alter, amend or repeal these By-Laws is vested in the Board of Directors of the Corporation, but such action shall be taken only at an annual meeting of the Board of Directors or meeting of the Board of Directors specifically called for such purpose. If such meeting is properly called, these By-Laws may be repealed, altered or amended, or new By-Laws adopted, by a majority of the Board of Directors.

FIRST AMENDMENT
TO
CODE OF BY-LAWS
OF
ESTRIDGE DEVELOPMENT COMPANY, INC.

The Code of By-laws of Estridge Development Company, Inc. are hereby amended, effective as of December 21, 2006, only in the following respects:

1. Article IV, Section 4.01 is hereby amended to read in full as follows:

"Section 4.01. Number. The Board of Directors of this Corporation shall consist of such number of directors, not less than one (1) nor more than three (3). The exact number of directors shall be one (1), held by Paul E. Estridge, Jr. The director may change the authorized number of directors, within the range specified in this provision, by resolution."

* * * *

This First Amendment to the Code of By-Laws of Estridge Development Company, Inc. as adopted by unanimous written consent resolutions of the Board of Directors to be effective as of the 21 day of December, 2006. All other provisions of the Code of By-Laws shall remain the same.

Paul E. Estridge, Jr., President

KD_862377_1.DOC

Exhibit 3.1

Form of Note

FORM OF NOTE

THE ESTRIDGE GROUP, INC.
____% FIVE-YEAR SUBORDINATED NOTE DUE _________, 2012

THE ESTRIDGE GROUP, INC., a corporation duly organized under the laws of the State of Indiana (herein referred to as the "Company"), for value received, hereby promises to pay to [ ] or registered assigns, the principal sum of [ ] **DOLLARS** at its office or agency for that purpose in Marion (or a contiguous) County, Indiana, at maturity stated above, payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest semiannually on January 1 and July 1 of each year, commencing July 1, 2007, on said principal sum at said office or agency, in like coin or currency, at the per annum rate stated above, from the January 1 or July 1 next preceding the date of this Note to which interest has been paid, unless the date hereof is a January 1 or July 1 to which interest has been paid, or unless no interest has been paid on the Notes, in which case from the date of issuance of this Note, until payment of said principal sum has been made or duly provided for. Notwithstanding the foregoing, if the date hereof is after the first day of any January or July, this Note shall bear interest from such January 1 or July 1; provided, however, that if the Company shall default in the payment of interest due on such January 1 or July 1, then this Note shall bear interest from the next preceding January 1 or July 1 to which interest has been paid, or, if no interest has been paid on the Notes, from the date of issuance of this Note. The interest so payable on any interest payment date will be paid to the person in whose name this Note is registered at the close of business on the day preceding such interest payment date, and may, at the option of the Company, be paid by check mailed to such person at his last address as it appears on the registry books of the Registrar. Interest will be computed on the basis of a 360-day year of 12, 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof and shall be deemed to be issued as of that date.

TRUSTEE'S CERTIFICATE

This is one of the Series 2007 Notes described in the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, THE ESTRIDGE GROUP, INC. has caused this Instrument to be executed in its company name by the actual or facsimile signature of the President attested by the actual or facsimile signature of the Secretary of the Company.

MainSource Bank

By:

As Trustee

Date of Authentication and Issuance:

Dated:

THE ESTRIDGE GROUP, INC.

Secretary President

(REVERSE SIDE)
THE ESTRIDGE GROUP, INC.
____% Subordinated Note Due ___________, 2012

This Note is one of a duly authorized issue of Notes of the Company, designated as its Series 2007 Subordinated Notes (herein called the "Notes"), limited (except as otherwise provided in the Indenture referred to below) to the aggregate principal amount of $5,000,000, consisting of Three-Year Notes, Five-Year Notes and Eight-Year Notes, all issued under and subject and pursuant to an indenture dated as of _________, 2007 (herein called the "Indenture"), duly executed and delivered by the Company to MainSource Bank, Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes.

If an Event of Default specified in the Indenture shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable in the manner, with the effect and subject to the conditions provided in the Indenture.

Noteholders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold notice to Noteholders of any continuing default (except a default in payment, principal or interest) if it determines that withholding notice is in the best interests of the Noteholders.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes: provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in

any coin or currency other than that hereinbefore provided, without the consent of the holder of each Note so affected, (ii) make any change in the provisions of the Indenture dealing with redemption of the Notes that adversely affect the rights of Noteholders, (iii) make any change in Section 7.04 or 7.07 or 10.02 of the Indenture, or (iv) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding. It is also provided in the Indenture that prior to any declaration accelerating the maturity of the Notes, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past default or Event of Default under the Indenture and its consequences except a default in the payment of principal, interest premium or redemption price of any of the Notes. Any such consent or waiver by the holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

The Notes are subject to redemption prior to maturity in whole or in part, at any time on or after January 1, 2008, at the option of the Company, at one hundred percent (100%) of the principal amount together with accrued and unpaid interest to the redemption date. If the Company elects to redeem only a portion of the outstanding Notes those Notes to be redeemed shall be selected by lot by the Company and by such other method as the Company deems appropriate.

If the date fixed for redemption is an interest payment date, the interest payable on such date shall be paid to the person in whose name this Note is registered at the close of business on the day immediately preceding such interest payment date as provided in the Indenture. Notice to holders of Notes to be redeemed shall be given by mailing to such holders a notice of such redemption at their last address as it shall appear on the books maintained for registration of the Notes, all as provided in the Indenture. Any notice which is mailed in the manner provided in the Indenture shall be conclusively presumed to have been given whether or not the holder receives such notice and failure to duly give such notice by mail, or any defect in such notice, to the holder of any note designated for redemption shall not affect the validity of the proceedings for redemption of any other Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium on and interest on this Note at the places, at the respective times, at the rate and in the coin or currency herein prescribed.

If, under certain circumstances, the Company fails to maintain a certain specified minimum Total Shareholders' Equity, the Company shall be required to offer to purchase a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

If a Change of Control (as defined in the Indenture) shall occur, the Company shall be required to offer to purchase all or a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

The Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture).

The Notes are issuable in registered form without coupons in denominations of $1,000 and any multiple of $1,000.

In the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, this Note may be exchanged for an equal aggregate principal amount of Notes having the same maturity of other authorized denominations at the office or agency of the Company for such exchange in Hamilton or a contiguous County, Indiana.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company for such registration in Carmel, Indiana, a new Note or Notes of authorized denominations for an equal aggregate principal amount and having the same maturity will be issued to the transferee in exchange herefor, subject to the limitations provided herein or in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company and the Trustee may deem and treat the person in whose name this Note is registered as the absolute owner hereof for the purpose of receiving payment hereof or on account hereof or of interest hereon and for all other purposes. The Registrar for the Notes may refuse to transfer or exchange this Note during the period ten days prior to maturity or any interest payment date or to the mailing of any notice for redemption or during the period after mailing of any notice of redemption or after a holder has made an election to have this Note redeemed.

The Company, the Trustee, any Paying Agent and any Note Registrar may deem and treat the registered holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of the principal hereof and, subject to the provisions on the face hereof, interest hereon and for all other purposes, and neither the Company nor the Trustee nor any Paying Agent nor any Note Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered holder shall, to the extent thereof, effectively satisfy and discharge the Company's liability for moneys payable on this Note.

No recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the

Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released by each holder of this Note.

When a successor company assumes all obligations of its predecessor under the Notes and the Indenture, the predecessor company will be released from those obligations.

This Note shall be governed by and construed in accordance with the laws of the State of Indiana.

The Company will furnish to any Noteholder upon written request and without charge a copy of the Indenture. Requests may be made to the Company, 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, Attn: Chief Financial Officer.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

[______________________________________]

Please print or typewrite name and address including postal zip code of assignee

Social Security or other identifying number of Assignee: [________________]

the within Note does hereby irrevocably constitute

[______________________________________] Attorney
to transfer said Note on the books kept for registration of said Note, with full power of substitution in the Premises.

Dated: [________________]

____

NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guaranteed: ____________________
NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company.

Exhibit 3.2

Form of Indenture of Trust

THE ESTRIDGE GROUP, INC.

and

MAINSOURCE BANK

INDENTURE OF TRUST

Dated as of ________________, 2007

$5,000,000

Aggregate Principal Amount

of

Series 2007 Subordinated Notes

TABLE OF CONTENTS

This INDENTURE OF TRUST dated as of ____________, 2007, between THE ESTRIDGE GROUP, INC., a corporation organized in the State of Indiana ("Company"), and MAINSOURCE BANK, an Indiana banking association ("Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's Series 2007 Subordinated Notes ("Notes"):

ARTICLE 1. DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

"Accrued Interest" means any interest earned with respect to any Notes which has not been paid to or upon the written order of the registered Holder thereof.

"Affiliate" means any Insider or any entity directly or indirectly controlled by an Insider or any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, including but not limited to Estridge Development Company, Inc. and Paul E. Estridge Corp.

"Agent" means any Registrar, Paying Agent, or Co-Registrar.

"Board of Directors" means the Board of Directors of the Company or any authorized committee of the Board.

"Change of Control" means (i) the sale, lease, exchange or transfer of all or substantially all of the Company's assets (in one transaction or a series of transactions) to any person or related group of persons as a result of which the Affiliates immediately prior to such transaction or series of transactions do not beneficially own at least a majority interest in such assets immediately after such transaction or series of transactions; or (ii) the consummation of any consolidation, merger or sale of common stock of the Company other than a consolidation, merger or sale of common stock of the Company in which either the Affiliates immediately prior to the transaction or the senior officers of the Company as of the date of this Indenture have, directly or indirectly, at least a majority interest of the continuing or surviving corporation immediately after such transaction.

"Company" means the party named as such above until a successor replaces it and thereafter means the successor.

"Consolidated Net Income" for any period means the aggregate amount of net income of the Company and its Subsidiaries for such period determined in accordance with generally accepted accounting principles.

"Default" means any event which is, or after notice or passage of time would be, an Event of Default.

"Holder" means a person in whose name a Note is registered.

"Indenture" means this Indenture of Trust as amended from time to time.

"Insider" means any person owning directly or indirectly 10% or more of the Company.

"Notes" means the Notes described above issued under this Indenture.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the President, the Treasurer or a Vice-President of the Company.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Principal" of a Note means the unpaid principal balance of such Note.

"Qualified Investments" means any of the following which at the time are legal investments for the Trustee under the laws of the State of Indiana, and on which the Company is not the obligor: (a) obligations of the federal government or its agencies; (b) regulated mutual funds or investment trusts that are invested solely in government obligations; (c) time deposits in or certificates of deposit issued by any national or state bank (including the Trustee, acting in its commercial banking capacity), having combined capital, surplus and undivided profits of at least $10,000,000, the deposits of which are insured by the Federal Deposit Insurance Corporation ("FDIC") or any successor agency, or time deposits in or certificates of deposit issued by any federal savings and loan association or state building and loan association, the deposits of which are insured by the Federal Savings and Loan Insurance Corporation, or any successor agency (the "FSLIC"), but only to the extent that such time deposits or certificates of deposit are fully insured by the FDIC or FSLIC; or (d) bonds, notes or other securities the issuer or guarantor of which has a rating of "A" or higher by Standard & Poors Corporation or Moody's Investors Service.

"SEC" means the Securities and Exchange Commission.

"Senior Indebtedness" means the principal of and interest on any indebtedness, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments) or in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not superior in right of payment to the principal of and interest on the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (i) indebtedness of or amounts owed by the Company for compensation to employees, or for goods and materials purchased in the ordinary course of business, or for services, (ii) indebtedness of the Company to any Affiliate of the Company, or (iii) indebtedness of the Company to any of the Company's Subsidiaries or from one Subsidiary to another for money borrowed or advances from each Subsidiary.

"Subsidiary" or "Subsidiaries" means any entity, at least a majority of the shares of voting stock or membership interests of which shall at the time be owned, directly or indirectly by the Company and any limited liability company or partnership controlled by the Company

directly or indirectly as general partner or otherwise, including but not limited to Ameritage LLC, First Mile Services, LLC and Estridge Design Services, LLC.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date shown above.

"Total Shareholders' Equity" or "Equity" means the aggregate amount of total consolidated shareholders' equity of the Company, as set forth on the most recent consolidated balance sheet of the Company and determined in accordance with generally accepted accounting principles.

"Trust Officer" means the Chairman of the Board, the President or any other officer or authorized representative of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Trustee" means MainSource Bank and any successor Trustee hereunder.

Section 1.02. Other Definitions.

Term	Defined in Section
"Change of Control Offer"	3.04
"Equity"	3.03
"Event of Default"	7.01
"Legal Holiday"	11.07
"Offer"	3.03
"Offer Amount"	3.03
"Officer"	11.07
"Paying Agent"	2.03
"Purchase Date"	3.03
"Registrar"	2.03
"U.S. Government Obligations"	9.01

Section 1.03. Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

Section 1.04. Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(c) "or" is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular; and

(e) provisions apply to successive events and transactions.

ARTICLE 2. THE NOTES

Section 2.01. Form and Dating. The Notes shall be substantially in the form of "Exhibit A" which is part of this Indenture. The provisions of the Notes are incorporated by reference herein and made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, and the Trustee shall authorize the removal of legends from the Notes or shall issue replacement Notes without legends at such time as the legends are no longer legally required as evidenced to the Trustee by an Opinion of Counsel. Each Note shall be dated as of the date of its authentication.

Section 2.02. Execution and Authentication. Two officers shall sign the Notes for the Company by manual or facsimile signature. If an officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trust Officer of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. The Trustee shall authenticate Notes for original issue up to the aggregate principal amount of $5,000,000 upon a written order of the Company signed by an Officer. The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in Section 2.08. The Notes shall be issued in denominations of $1000 and multiples thereof. The Three-Year Notes shall have a maturity date of __________, 2010, and an interest rate of ____%; the Five-Year Notes shall have a maturity date of ____________, 2012, and an interest rate of ____%; and the Eight-Year Notes shall have a maturity date of ____________, 2015, and an interest rate of ____%. The Three-Year Notes, the Five-Year Notes and the Eight-Year Notes shall be limited to $5,000,000 in aggregate principal amount. The Trustee shall be the authenticating agent for authenticating Notes.

Section 2.03. Registrar, Ownership, and Paying Agent. The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar"), and shall appoint an agent to whom Notes may be presented for payment ("Paying Agent") provided that at least one Paying Agent has a place of business in Indianapolis, Indiana or a county contiguous to Marion County, Indiana. The Registrar shall keep a register of the Notes and of their transfer and exchange. The ownership of Notes shall be proved by the register kept by the Registrar. The Company, the Trustee and any Paying Agent may treat the person in whose name a Note is registered as the owner for all purposes and neither the Company nor the Trustee nor any Paying Agent shall be affected by notice to the contrary. The Company may appoint one or more Co-Registrars, and one or more additional Paying Agents. The term "Paying Agent" includes any additional paying agent. The Company may act as Paying Agent, Registrar or Co-Registrar. Upon any bankruptcy proceeding relative to the Company, the Trustee shall act as the sole Paying Agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. The Company hereby appoints the Trustee as a Paying Agent and Registrar.

Section 2.04. Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Notes or the Trustee all money held by the Paying Agent for the payment

of Principal or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may, by written request, require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for the money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as a Registrar and Paying Agent.

Section 2.05. Notes Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders of Notes. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders of Notes.

Section 2.06. Transfer and Exchange. When Notes are presented to the Registrar or a Co-Registrar with a request to register, transfer or to exchange Notes for equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.

The Registrar may refuse to register a transfer of a Note during the period ten (10) days prior to a maturity date or the mailing of notice of a redemption or during the period after mailing of notice of a redemption or after a Holder has made an election to have a Note redeemed or during the period ten (10) days preceding any interest payment date. A transfer which is not registered on the books of the Registrar shall be ineffective as between the Company, the Trustee, the Registrar, the Paying Agent and the Holder of the Note, and the registered owner shall continue to be treated as the Holder. To permit registrations of transfers and exchanges, the Company shall issue and the Trustee shall authenticate Notes at the Registrar's request. The Company may charge a reasonable fee for any registration of transfer or exchange (including the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange and any other expenses in connection therewith) but not for any exchange pursuant to Section 2.10, 3.11, or 10.04.

Section 2.07. Replacement Notes. If any mutilated Note is surrendered to the Trustee, the Company shall issue and the Trustee shall authenticate and deliver in exchange therefore a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond shall be furnished by the Holder which is sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note issued pursuant to the provisions of this Section 2.07 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at

any time, and shall be entitled to all the benefits of this Indenture equally and proportionally with any and all other Notes duly issued hereunder.

Section 2.08. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for (a) those canceled by it, (b) those delivered to it for cancellation, and (c) those described in this Section as not outstanding.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If Notes are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

Except as provided in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate holds the Note.

Section 2.09. Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such directions, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded.

Section 2.10. Temporary Notes. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes.

Section 2.11. Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in the manner specified in Section 3.12. Subject to Section 2.10, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation.

Section 2.12. Defaulted Interest. If the Company fails to make a payment of interest on the Notes, it shall pay such interest thereafter in any lawful manner. It may pay such interest, plus any interest payable on it, to the persons who are Holders on a subsequent special record date. The Company shall fix such special record date and payment date by written notice to the Trustee. Such special record date shall not be less than ten (10) days prior to the payment date of such defaulted interest. The Company shall notify the Trustee, in writing, of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. Such money shall be held in trust by the Trustee for the benefit of the person or

persons entitled to such defaulted interest as provided in this section. At least five (5) days before such record date, the Company shall mail to the Holders a notice that states the record date, payment date and amount of such interest to be paid.

Section 2.13. Guarantees of Obligations. All obligations of the Company pursuant to this Indenture and with respect to the Notes are being guaranteed by two (2) Affiliates of the Company, Estridge Development Company, Inc., and Paul E. Estridge Corp. (the "Guarantors"), pursuant to Guaranty Agreements, all of even date herewith and executed by the Guarantors in favor of the Trustee and for the benefit of the Noteholders. The Trustee is authorized to execute, deliver, comply with and enforce the Guaranty Agreement and any amendments to the Guaranty Agreement, provided such execution, delivery, compliance and enforcement is not inconsistent with the terms of this Indenture.

ARTICLE 3. REDEMPTION

The Notes shall be subject to redemption prior to maturity only as provided in this Article.

Section 3.01. Optional Redemption Prior to Maturity; Redemption Price. The Company may, at its option, at any time and from time to time on or after January 1, 2008, redeem outstanding Notes in whole or in part for a price equal to the outstanding principal amount of the Notes being redeemed together with Accrued Interest to the redemption date.

Section 3.02. Redemption at Death Notes owned by a deceased Holder may be tendered to the Company for redemption within sixty (60) days after the date of death by delivery of the Notes to the Trustee along with a written demand for redemption. The Trustee shall promptly notify the Company of any such redemption request. Notes tendered for redemption under this provision will be redeemed for a price equal to the outstanding principal balance plus Accrued Interest to the redemption date, provided the Company shall not be obligated to redeem more than $100,000 in Notes in any twelve (12) month period on a first tendered, first redeemed basis. If the redemption request in any twelve (12) month period exceeds $100,000, the excess requests shall carry over to the subsequent twelve (12) month period unless the Holder indicates in writing to the contrary. Subject to the foregoing, the Company shall redeem Notes tendered in respect of a Holder of the Note within sixty (60) days from the date it receives notice of the request for redemption from the Trustee.

Section 3.03. Maintenance of Total Shareholders' Equity. If the Total Shareholders' Equity of the Company at the end of any two (2) consecutive fiscal quarters is less than $20.0 million, then the Company shall, within sixty (60) days following the end of such fiscal quarter, engage a consultant or other financial advisor satisfactory to the Trustee to assist the Company in its efforts to increase Equity. If the Equity drops to less than $13.0 million for four (4) consecutive fiscal quarters following the Company's engagement of the consultant or advisor, then the Company shall offer to redeem (the "Offer") on the last day of the fiscal quarter next following such fourth fiscal quarter (and on the last day of each fiscal quarter thereafter until such time as Equity shall equal or exceed $13.0 million) (each, a "Redemption Date") ten percent (10%) of the aggregate principal amount of Notes then outstanding (the "Offer Amount") at a redemption price equal to their principal amount plus Accrued Interest to the respective

Redemption Date. The Company may credit against its obligation to redeem Notes pursuant to this Section the principal amount of (i) Notes acquired by the Company and surrendered for cancellation otherwise than pursuant to this Section and (ii) Notes redeemed or called for redemption pursuant to Section 3.01 or 3.02. In no event shall the failure to meet the Equity stated above at the end of any fiscal quarter be counted toward the making of more than one Offer.

The Company shall provide the Trustee with notice of the Offer at least sixty (60) days before any such Redemption Date. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of an Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer. The notice, which shall govern the terms of the Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(a) that the Offer is being made pursuant to this Section 3.03;

(b) the Offer Amount, the redemption price and the Redemption Date;

(c) that any Note not tendered or accepted for payment will continue to Accrue interest;

(d) that Holders electing to have a Note redeemed pursuant to an Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date;

(e) that if Notes in a Principal amount in excess of the Offer Amount are tendered pursuant to the Offer, the Company shall redeem Notes on a pro rata basis (with adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000 or integral multiples of $1,000 shall be redeemed; and

(f) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Purchase Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Offer, (ii) deposit with the Paying Agent money sufficient to pay the redemption price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.04. Offer to Purchase upon Change in Control. If at any time there shall occur a Change of Control, the Company shall make an offer (the "Change of Control Offer") to each Holder to redeem in $1,000 increments such Holder's Notes at a redemption price equal to 100% of the aggregate principal amount thereof plus Accrued Interest, if any, to the date of redemption, which shall not be more than ninety (90) days after the occurrence of the Change of Control.

The Company will provide the Trustee with notice of the Change of Control Offer within thirty (30) days following a Change of Control. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of a Change of Control Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Change of Control Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(a) that the Change of Control Offer is being made pursuant to this Section 3.04;

(b) the Offer Amounts, the redemption price and the Redemption Date;

(c) that any Note not tendered or accepted for payment will continue to Accrue interest;

(d) that Holders electing to have a Note redeemed pursuant to a Change of Control Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date; and

(e) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Redemption Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.05. Notices to Trustee. If Notes are to be redeemed pursuant to Section 3.01, Section 3.02, Section 3.03 or Section 3.04, the Company shall notify the Trustee of the redemption date and the Principal amount of Notes to be redeemed. The Company's notice shall

specify the circumstances pursuant to which it intends to redeem Notes. In addition, if Notes are to be redeemed pursuant to Section 3.01, the Company shall deliver to the Trustee an Officers' Certificate certifying resolutions of the Board of Directors authorizing the redemption and an Opinion of Counsel with respect to the due authorization of such redemption and that such redemption is being made in accordance with this Indenture and the Notes and does not violate any other agreement binding on the Company.

If the Company wants to credit against any such redemption Notes it has not previously delivered to the Trustee for cancellation, it shall deliver the Notes with the notice.

Section 3.06. Selection of Notes to be Redeemed. If less than all the Notes are to be redeemed pursuant to Section 3.01 or Section 3.03, the Trustee shall select the Notes to be redeemed pro rata or by lot or such other method as it deems fair and appropriate. The Trustee shall make the selection from Notes outstanding and not previously called for redemption, in the case of a redemption pursuant to Section 3.01, or from Notes tendered in response to an Offer, in the case of a redemption pursuant to Section 3.03. Notes and portions of them it selects shall be in amounts of $1,000 or whole multiples of $1,000. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.07. Notice of Redemption. At least thirty (30) days but not more than sixty (60) days before a redemption date pursuant to Section 3.01, the Company shall mail a notice of redemption to each Holder whose Notes are to be redeemed at the Holder's last address as it appears upon the register and shall send a copy to the Trustee.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price and that Accrued Interest, if any, will be paid up to the redemption date;

(c) the name and address of the Paying Agent;

(d) that the Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and Accrued Interest, if any;

(e) that, unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; and

(f) if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 or any integral multiple thereof) of such Note to be redeemed and that, on or after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.08. Effect of Notice of Redemption. Once notice of redemption is mailed, Notes called for redemption become due and payable on the specified redemption date at the redemption price.

Section 3.09. Deposit of Redemption Price. At least one business day before the redemption date, the Company shall deposit with the Paying Agent money (which shall be in immediately available funds and which must be received by such Paying Agent prior to 3:00 p.m., Indianapolis time) sufficient to pay the redemption price on all Notes to be redeemed on that date. The Paying Agent shall return to the Company any money or property not required for that purpose.

Section 3.10. Notes Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Notes to be redeemed shall, on the specified redemption date, become due and payable at the redemption price as provided herein upon surrender of such Notes for redemption. If any Notes called for redemption shall not be paid upon surrender thereof for redemption, the Principal and Accrued Interest shall, until paid or duly provided for, bear interest from the redemption date at the rate set forth in the Notes, if legally permissible, until payment in full of the redemption price.

Section 3.11. Notes Redeemed in Part. Upon surrender of a Note that is redeemed in part, the Trustee shall authenticate for the Holder a new Note or Notes equal in aggregate principal amount to the unredeemed portion of the Note surrendered.

Section 3.12. Cancellation. All Notes which have been redeemed pursuant to this Article shall be canceled and cremated or otherwise destroyed by the Trustee and shall not be reissued, and counterparts of a certificate of cremation or other destruction evidencing such destruction shall be furnished by the Trustee to the Company.

Section 3.13. Notes Tendered but not Redeemed. Any Notes tendered for redemption under Section 3.02 or Section 3.03 but not redeemed as a result of the repurchase limitations shall be returned to the Holder and shall continue to be outstanding hereunder.

ARTICLE 4. COVENANTS

Section 4.01. Payment of Notes. The Company shall punctually pay the Principal and Accrued Interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal and Accrued Interest shall be considered paid on the date due if the Paying Agent holds on that date money sufficient to pay all Principal and Accrued Interest then due.

The Company shall pay interest on overdue Principal at the rate borne by the Notes; it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02. Debt Service Reserve Fund. On the date Notes are first issued hereunder, the Company shall deposit a sum equal to six (6) months interest on the Notes in the Debt Service Reserve Fund (the "Fund") established by the Trustee for use to pay Principal and Accrued Interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. If the amount available in the Debt Service Reserve Fund is at any time less than six (6) months interest on the Notes, the Company shall within ninety (90) days after

receipt of notice of such deficiency, deposit sufficient monies with the Trustee in order to bring the balance of the Debt Service Reserve Fund back to a sum equal to six (6) months interest.

Upon deposit with the Trustee of monies sufficient to pay all Principal and Accrued Interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under this Indenture, or upon the making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Debt Service Reserve Fund, except monies necessary to pay Principal and Accrued Interest on the outstanding Notes, shall be remitted to the Company.

The Trustee shall invest such amounts being held in the Fund in Qualified Investments pending their use and the Trustee is authorized to withdraw monies from the Fund at any time to the extent monies provided by the Company are insufficient to pay Principal and Accrued Interest on the Notes when due. So long as there shall be no Event of Default hereunder and the Company shall maintain the required amount in the Fund, the Trustee shall remit to the Company from time to time any interest or other amounts earned on the Fund.

Section 4.03. Annual Reports.

(a) The Company shall file with the Trustee and Indiana Securities, LLC (the "Placement Agent"), within five (5) days of availability, but in no event later than 90 days from the end of each fiscal year, the internal unaudited financial statements for such year and in no event later than 120 days from the end of the fiscal year its audited financial statements for such year reported on and certified by an independent certified accountant. Upon written request from any Holder, the Placement Agent shall send to such Holder copies of the Company's audited financial statements.

(b) So long as any of the Notes remain outstanding, the Company shall cause any quarterly or other financial report prepared by the Company for general distribution to the shareholders of the Company, excluding internal management reports, to be filed with the Trustee and the Placement Agent. Upon written request from any Holder, the Placement Agent shall send to such Holder a copy of any reports filed by the Company with the Placement Agent.

Section 4.04. Compliance Certificate.

(a) The Company shall deliver to the Trustee and the Placement Agent within ninety (90) days after the end of each fiscal year of the Company, an Officers' Certificate, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions or conditions hereof (or, if a Default or Event of Default shall have occurred, describing all

such Defaults or Events of Default of which he may have knowledge and the status thereof).

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon (but in any case within ten (10) days of) becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture, an Officers' Certificate specifying such Default or Event of Default and the status thereof.

Section 4.05. Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, and will cause each of its Subsidiaries to pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges, if any, levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that neither the Company nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; and provided, further, that adequate book reserves (in the opinion of the Company's independent accountants) have been established with respect thereto; and provided, further, that the Company's or such Subsidiary's title to, and right to use, such property is not materially adversely affected thereby.

Section 4.06. Maintenance of Properties. The Company will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however that nothing in this Section shall prevent the Company from discontinuing the maintenance and operation of any such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 4.07. Restricted Payments. The Company shall not make any distribution or payment on its shares of common stock or to its shareholders, as shareholders (other than distributions to shareholders to the extent necessary to pay the shareholders' income tax liabilities associated with the Company and distributions payable in additional shares of common stock), or purchase, redeem or otherwise acquire or retire for value any shares of common stock of the Company (collectively, "Restricted Payments"), if, at the time of such Restricted Payment, after giving effect thereto, a Default or an Event of Default shall have occurred and be continuing.

Section 4.08. Corporate Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and will comply with all laws applicable to it, provided, however, that nothing in this Section shall prevent (i) the merger of any Subsidiary with or into the Company or (ii) any consolidation or merger of the Company with or into another entity or (iii) the sale, transfer or lease of all or

substantially all of the assets of the Company or (iv) the dissolution and liquidation of the Company following such a transfer or sale so long as the provisions of Section 3.04 and Section 5.01 are observed.

Section 4.09. Prepayments of Affiliate Debt. The Company will not, and will not cause or permit any Subsidiary to, prepay any indebtedness owed to an Affiliate of the Company but principal payments required by the terms of applicable promissory notes may be made, provided that at the time of such payment and after giving effect to such payment, no Default or Event of Default shall have occurred or be continuing.

Section 4.10. Transactions with Affiliates. Notwithstanding any other provision hereof, the Company will not, and will not cause or permit any Subsidiary to, directly or indirectly, enter into any transaction including but not limited to any loan, advance, capital contribution or transfer with any Affiliate of the Company outside of the ordinary course of the Company's business, unless determined in good faith by the Board of Directors by resolution to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of the Holders (and a copy of such resolution is delivered to this Trustee with an Officer's Certificate).

Section 4.11. Transfers of Material Assets. The Company will not, and will not cause or permit any Subsidiary to, sell, lease, transfer or otherwise dispose of, in any transaction or series of transactions outside the Company's ordinary course of business, any material portion of its property or assets (including interests in its Subsidiaries) outside the ordinary course of business unless such transaction or series of transactions is determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary (and a copy of such resolution is delivered to the Trustee with an Officer's Certificate).

ARTICLE 5. SUCCESSORS

Section 5.01. When Company May Merge, Etc. The Company shall not consolidate or merge with or into, or transfer, sell or lease all or substantially all of its assets to any person unless (1) the entity formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety (i) shall have its principal office in the United States of America, (ii) shall, after giving effect to such consolidation, merger, conveyance or transfer, have a net worth equal to or greater than that of the Company immediately prior to the transaction and (iii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Principal of, and Accrued Interest on all the outstanding Notes and the performance of every covenant of this Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; (3) the provisions of Section 3.04, if applicable, shall have been complied with; and (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

ARTICLE 6. SUBORDINATION

Section 6.01. Agreement to Subordinate. The Company, for itself and its successors, and each Holder, by accepting Notes, agrees that the payment of the Principal and Accrued Interest on or any other amounts due on the Notes are subordinated and subject in right of payment to the extent and in the manner stated in this Article 6, to the prior payment in full of all Senior Indebtedness. Each Holder by accepting Notes authorizes and directs the Trustee on behalf of such Holder to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Indebtedness and such Holder, the subordination provided in this Article 6 and appoints the Trustee attorney-in-fact for such Holder for such purpose.

This Article 6 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness and such holders are made obligees hereunder and they and/or each of them may enforce such provisions.

Section 6.02. Company Not to Make Payments with Respect to Notes in Certain Circumstances. Upon the maturity of any Senior Indebtedness by lapse of time, acceleration (unless waived) or otherwise, all principal thereof and interest thereon shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the Principal of or Accrued Interest on the Notes or to acquire any of the Notes.

In the event that notwithstanding the provisions of this Section 6.02 the Company shall make any payment to the Trustee on account of the Principal of or Accrued Interest on the Notes after the happening of a default in payment of the principal of or interest on Senior Indebtedness then, unless and until such default shall have been cured or waived or shall have ceased to exist, such payment (subject to the provisions of Sections 6.06 and 6.07) shall be held by the Trustee, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts of Senior Indebtedness held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any default in the payment of principal of or interest on any Senior Indebtedness, provided that the effectiveness and enforceability of the provisions of this Article 6 shall not be conditioned on the Company giving or having given such notice.

Section 6.03. Notes Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Company. Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(a) the holders of all Senior Indebtedness shall first be entitled to receive payment in full of the principal thereof and interest due thereon before the Holders of the Notes are entitled to receive any payment on account of the principal of or interest on the Notes;

(b) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled except for the provisions of this Article 6, including any such payment or distribution which may be payable or deliverable by reason of the payment of the Notes, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the holders of the Senior Indebtedness or their representative, or to the trustee under any indenture under which Senior Indebtedness may have been issued (pro rata as to each such holder, representative or trustee on the basis of the respective amounts of unpaid Senior Indebtedness held or represented by each), to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution or provisions therefore to the holders of such Senior Indebtedness; and

(c) in the event that notwithstanding the foregoing provisions of this Section 6.03, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes, shall be received by the Trustee or the Holders of the Notes on account of principal of or interest on the Notes before all Senior Indebtedness is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Section 6.06 and 6.07) shall be received and held in trust for and shall be paid over to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which such Senior Indebtedness may have been issued (pro rata as provided as in subsection (b) above), for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefore to the holders of such Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company.

Section 6.04. Noteholders to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated equally and ratably to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Company or by or on behalf of the Holders of the Notes by virtue of this Article 6 which, but for this Article 6, would have been made to the Holders of the Notes shall, as among the Company, its creditors other than holders of the Senior Indebtedness

and the Holders of the Notes, be deemed to be payment by the Company to or on account of the Senior Indebtedness, it being understood that the provisions of this Article 6 are intended solely for the purpose of defining the relative rights of the Holders of the Notes, on the one hand, and the holders of the Senior Indebtedness on the other hand.

Section 6.05. Obligation of the Company Unconditional. Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall impair, as between the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Article 6, the Trustee, subject to the provisions of Section 8.01 and 8.02, and the Holders of the Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the Trustee or the Holders of the Notes, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 6.

Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up, liquidation or reorganization proceeding, and except during the continuance of any default specified in Section 6.02 (not cured or waived), payments at any time of the Principal of or Accrued Interest on the Notes.

Section 6.06. Knowledge of Trustee. Notwithstanding any provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee until two days after the Trustee shall have received written notice thereof from the Company, any Noteholder or any Paying Agent or the holder or representative of any class of Senior Indebtedness.

Section 6.07. Application by Trustee of Monies Deposited with It. If at least two days prior to the date on which by the terms of this Indenture any monies deposited with the Trustee or any Paying Agent may become payable for any purpose (including, without limitation, the payment of either the principal of or the interest on any Note) the Trustee shall not have received with respect to such monies the notice provided for in Section 6.06, then the Trustee shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary which may be received by it on or after such date. This Section shall be construed solely for the benefit of the Trustee and Paying Agent and shall not otherwise affect the rights of holders of such Senior Indebtedness.

Section 6.08. Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Indebtedness. No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with. The holders of Senior Indebtedness may extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefore and release, sell or exchange such security and otherwise deal freely with the Company, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders. No provision in any supplemental indenture which affects the superior position of the holders of the Senior Indebtedness shall be effective against the holders of the Senior Indebtedness who have not consented thereto.

Section 6.09. Noteholders Authorize Trustee to Effectuate Subordination of Notes. Each Holder of Notes by acceptance thereof authorizes and expressly directs the Trustee on its, his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article 6 and appoints the Trustee its, his or her attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise) tending towards liquidation of the business and assets of the Company, the immediate filing of a claim for the unpaid balance of its, his or her Notes in the form required in said proceedings and cause said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of Senior Indebtedness have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders of said Notes.

Section 6.10. Right of Trustee to Hold Senior Indebtedness. The Trustee shall be entitled to all of the rights set forth in this Article 6 in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

Section 6.11. Article Six Not to Prevent Events of Default. The failure to make a payment on account of Principal or Accrued Interest by reason of any provision in this Article 6 shall not be construed as preventing the occurrence of any Event of Default under Section 7.01.

ARTICLE 7. DEFAULTS AND REMEDIES

Section 7.01. Events of Default. An "Event of Default" occurs if:

(a) the Company defaults in the payment of Accrued Interest on any Notes when the same becomes due and payable;

(b) the Company defaults in the payment of the Principal of any Notes when the same becomes due and payable at maturity, upon redemption or otherwise;

(c) the Company fails to comply with any of its other agreements in the Notes or the Indenture and the Default continues for the period and after the notice specified below;

(d) a court having jurisdiction in the premises enters (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days;

(e) the Company commences a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or files a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or consents to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) the Company defaults under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000, including but not limited to Senior Indebtedness, and such default shall be the result of the Company's failure to pay any portion of the principal or interest of such indebtedness when due (after the expiration of any applicable grace period with respect thereto) or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(g) one or more judgments or decrees entered against the Company or any Subsidiary ordering payment (not paid or fully covered by insurance) of $25,000 or more in the case of one such judgment or decree and $250,000 or more in the aggregate for all such judgments and decrees for the Company and all its subsidiaries and all such judgments and decrees have not been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

A Default under clause (c) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure the Default within thirty (30) days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 7.02. Acceleration. If an Event of Default (other than an Event of Default described in paragraphs (d) and (e) of Section 7.01 of this Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of and Accrued Interest on all the Notes to be due and payable. Upon such declaration the Principal and Accrued Interest shall become immediately due and payable. In case of an Event of Default described in paragraph (d) or paragraph (e) of Section 7.01 of this Indenture, such amount shall be due and payable without any declaration or any act on the part of the Trustee or the Holders. Holders of a majority in principal amount of the Notes by notice to the Trustee (or the Trustee acting alone if the Trustee declared the acceleration) may rescind an acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree, (ii) all existing Events of Default have been cured or waived except nonpayment of principal or Accrued Interest that has become due solely because of the acceleration, (iii) to the extent the payment of such Accrued Interest is lawful, interest on overdue installments of Accrued Interest and overdue principal, which has become due otherwise than by the declaration of acceleration, has been paid, and (iv) in the event of the cure or waiver of a Default or Event of Default under Section 7.01(f), the Trustee shall have received an Officers' Certificate or an Opinion of Counsel that such Default or Event of Default has been cured or waived.

Section 7.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, subject to Article 6, pursue any available remedy to collect the payment of Principal or Accrued Interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default or a Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 7.04. Waiver of Past Defaults. The Holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except a Default in the payment of the principal of, redemption price or interest on any Notes which may only be waived by all affected Holders of Notes and the Trustee.

Section 7.05. Control of Majority. The Holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders of Notes, or would involve the Trustee in personal liability. The Company may, but shall not be obligated to fix a record date for the purpose of determining the Holders entitled to vote on the direction of any such proceeding.

Section 7.06. Limitation on Suits. A Holder of Notes may pursue a remedy with respect to this Indenture or the Notes only subject to Article 6 and only if:

(a) the Holder gives to the Trustee notice of a continuing Event of Default;

(b) the Holders of at least 25% in principal amount of the Notes make a request to the Trustee to pursue the remedy;

(c) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(e) during such sixty (60) day period the Holders of a majority in principal amount of the Notes do not give the Trustee a direction inconsistent with the request.

A Holder of Notes may not use this Indenture to prejudice the rights of another Holder of Notes or to obtain a preference or priority over another Holder of Notes.

Section 7.07. Rights of Holders to Receive Payment. Subject to the provisions of Article 6 and Section 7.02 of this Indenture, notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal and interest on the Notes, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 7.08. Collection Suit by Trustee. If an Event of Default occurs and is continuing, the Trustee, subject to Article 6, may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Notes.

Section 7.09. Trustee May File Proofs of Claim.

(a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to the Company or the property of the Company, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have given written notice of any demand on the Company for the payment of

overdue principal or interest), subject to Article 6, shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any monies or other securities or property payable or deliverable upon the conversion or exchange of the Notes or upon any such claims and to distribute the same; and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 8.06 of this Indenture.

(b) Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.10. Priorities. If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee for amounts due under Section 8.06 hereof;

Second: to Holders of Notes for amounts due and unpaid on the Notes for Principal and Accrued Interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for Principal and Accrued Interest, respectively; and

Third: to the Company.

The Trustee may, from time to time, fix record dates and payment dates for any such payments to Holders of Notes. Pending payment, the Trustee shall hold such monies in trust and invest and reinvest them in Qualified Investments.

Section 7.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This

Section does not apply to a suit by the Company, the Trustee, a suit by a Holder pursuant to Section 7.06, or a suit initiated by Holders of more than 10% in principal amount of the Notes.

ARTICLE 8. TRUSTEE

Section 8.01. Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default:

(i) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

(ii) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own willful misconduct, except that:

(i) This paragraph does not limit the effect of paragraph (b) of this Section.

(ii) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(iii) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.05 of this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it.

Section 8.02. Rights of Trustee.

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, unless it has reason to believe such fact or matter is falsely represented.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or Opinion or both.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 8.03. Individual Rights of Trustee. The Trustee in its individual, trust, or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with the like rights. However, the Trustee is subject to Section 8.09 of this Indenture.

Section 8.04. Trustee's Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes, and it shall not be responsible for any statement in the Notes other than its authentication.

Section 8.05. Notice of Defaults. If a Default occurs and is continuing and if the Trustee has received notice of the Default, the Trustee shall mail to Holders a notice of the Default within sixty (60) days after it occurs. Except in the case of a Default in payment on any Notes, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the best interest of Holders.

Section 8.06. Compensation and Indemnity. The Company shall promptly pay to the Trustee, upon request, from time to time reasonable compensation for its services. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Company shall indemnify the Trustee against any loss or liability incurred by it in connection with its services hereunder, except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.

The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence, bad faith, or willful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Notes. Such lien shall survive the satisfaction and discharge of this Indenture or any other termination under any bankruptcy law.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 7.01(d) or (e) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.

Section 8.07. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

(a) the Trustee fails to comply with Section 8.09;

(b) the Trustee is adjudged a bankrupt or an insolvent;

(c) a receiver or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one (1) year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% of principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 8.09 hereof, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 8.06.

Section 8.08. Successor Trustee by Merger, Etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 8.09. Eligibility; Disqualification. This Indenture shall always have a Trustee who is qualified or eligible to be qualified under TIA §301 et seq., and is a corporation organized and doing business under the laws of the United States or any State or Territory or of the District of Columbia or a corporation or other person permitted to act as trustee by the SEC which (A) is authorized under such laws to exercise corporate trust powers, and (B) is subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. (TIA § 310(a)(1)). The Trustee is subject to TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b),(9). Section 11.07 lists any excluded indenture or trust agreement.

Section 8.10. Annual Accounting. Once each year and more frequently, if necessary, the Trustee shall render an accounting to the Company of all funds held by the Trustee in respect of Notes.

ARTICLE 9. DISCHARGE OF INDENTURE

Section 9.01. Termination of Company's Obligations.

(a) Subject to paragraph (b) of this Section 9.01, the Company may terminate all of its obligations under this Indenture if:

(i) the Notes all mature within one year or all of them have been called for redemption under arrangements satisfactory to the Trustee for giving notice of redemption; and

(ii) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Notes to maturity or redemption, as the case may be.

(b) Notwithstanding the foregoing, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 4.01, 8.06, 8.07 and 9.03, and in Article 11, shall survive until the Notes are no longer outstanding. Thereafter the Company's obligations in Section 8.06 and 9.03 shall survive.

(c) After a deposit the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified above.

(d) In order to have money available on a payment date to pay Principal or Accrued Interest on the Notes, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

(e) "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Section 9.02. Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 9.01, and shall invest any money earnings in U.S. Government Obligations conforming to the requirements of Section 9.01. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Notes.

Section 9.03. Repayment to Company. The Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or securities held by them at any time.

The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of Principal or Accrued Interest that remains unclaimed for three (3) years after the redemption or payment date; provided, however, that the Trustee or such Paying Agent shall, upon written request and at the expense of the Company, cause to be published once, in a newspaper of general circulation in Indianapolis, Indiana or mailed to each Holder, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than fifteen (15) days from the date of such publication or mailing, any unclaimed balance of such money then remaining shall be repaid to the Company. After payment to the Company, Holders of Notes entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

Section 9.04. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01 and 9.02 of this Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit has occurred pursuant to Section 9.01 of this Indenture until such time as the Trustee or Paying Agent is permitted to apply such money or U.S. Government Obligations in accordance with Section 9.01 of this Indenture; provided, however, that if the Company has made any payment of interest or on principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of the Notes to receive payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 10. AMENDMENTS

Section 10.01. Without Consent of Holders. The Company and the Trustee may amend this Indenture or the Notes without the consent of any Holders of Notes:

(a) to cure any ambiguity, defect or inconsistency with any other provision herein;

(b) to comply with Sections 5.01 and Article 11; or

(c) to make any change that does not adversely affect the rights of any Holders of Notes.

(d) After an amendment to this Indenture becomes effective, the Company shall promptly mail a notice to the Holders of the Notes briefly describing the amendment.

Section 10.02. With Consent of Holders. The Company, when duly authorized by its Board of Directors, and the Trustee may amend this Indenture with the written consent of the Holders of at least 66 2/3% in Principal amount of the Notes. However, without the consent of each Holder, an amendment under this Section may not:

(a) reduce the amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or change the time for payment of interest, including any defaulted interest, on any Notes;

(c) reduce the principal of or change the fixed maturity of any Notes or change the date on which or circumstances in which any Note may be subject to redemption, or reduce the redemption price thereof;

(d) make any Notes payable in currency other than that stated in the Notes;

(e) make any change in Article 3 or Section 7.04, 7.07 or this Section 10.02; or

(f) waive a Default in the payment of the principal of, or interest on, any Note.

After an amendment under this Section becomes effective, the Company shall mail to Holders of Notes a notice briefly describing the amendment.

Section 10.03. Revocation and Effect of Consents. Until an amendment or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Notes, even if notation of the consent is not made on any Notes. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of a Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. An amendment or waiver becomes effective upon receipt by the Trustee of (i) an Officers' Certificate certifying that the Holders of the requisite Principal amount of Notes have consented to such amendment or waiver, and (ii) the written consents from the Holders of the requisite percentage in Principal amount of Notes; and thereafter binds every Holder of Notes and shall bind subsequent Holders of the Notes whether or not they had notice of the amendment or waiver.

Section 10.04. Notation on or Exchange of Notes. The Trustee may place an appropriate notation about an amendment or waiver on any Notes thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall authenticate new Notes that reflect the amendment or waiver.

ARTICLE 11. MISCELLANEOUS

Section 11.01. Notices. Any notice or communication by the Company or the Trustee to the other is duly given if in writing and hand delivered or mailed by first-class mail to the other's address stated in Section 11.07. The Company or the Trustee by notice to the other may designate additional or different address for subsequent notice or communications.

Any notice or communication to a Holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Any notice or communication by a Holder to either the Company or the Trustee shall be hand delivered or mailed by first class mail to the address stated in Section 11.07 or any additional or different address notice of which has been given to the Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it shall mail copy to the Trustee and each Agent at the same time.

All other notices or communications shall be in writing.

Section 11.02. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedents have been complied with.

Section 11.03. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that the person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 11.04. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.05. Legal Holidays. A "Legal Holiday" is a Saturday, a Sunday or a day on which Trustee is not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.06. Duplicate Originals. The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 11.07. Variable Provisions.

"Officer" means the Chairman, President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

The Company initially appoints the Trustee Paying Agent and Registrar.

The first certificate pursuant to Section 4.04 shall be for the fiscal year ending on September 30, 2007.

The Company's address is:

The Estridge Group, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Attention: Chief Financial Officer

The Trustee's address is:

MainSource Bank
112 North Meridian Street
Portland, Indiana 47371
Attention: Corporate Trust

Section 11.08. Proof of Acts. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, and, where it is hereby expressly required, to the Company. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

Section 11.09. Governing Law. The laws of the State of Indiana shall govern this Indenture and the Notes.

Section 11.10. Successors. All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 11.11. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.12. Table of Contents, Headings, Etc. The Table of Contents, cross-reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13. Benefits of Indenture. Nothing in this Indenture or the Notes shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or legal or equitable right, remedy or claim under this Indenture.

SIGNATURES

THE ESTRIDGE GROUP, INC.

By: ______________________________

Paul Estridge, Jr., President

Attest: ______________________________

Secretary

MAINSOURCE BANK

By: ______________________________

Printed: ______________________________

Title: ______________________________

Attest: ______________________________

Trust Officer

KD_IM-846461_2.DOC

Exhibit 3.3

Form of Corporate Guarantee

GUARANTY AGREEMENT

This GUARANTY AGREEMENT (this "Guaranty") is entered into as of ___________, 2007 by ___________________, an Indiana corporation (the "Guarantor"), in favor of and for the benefit of the Trustee, as agent for the Noteholders (as each term is defined below).

WHEREAS, the Guarantor is an affiliate of The Estridge Group, Inc.;

WHEREAS, The Estridge Group, Inc. is offering a minimum of $2,650,000 and a maximum of $5,000,000 in the aggregate principal amount of Series 2007 Subordinated Notes due 2010, Series 2007 Subordinated Notes due 2012 and Series 2007 Subordinated Notes due 2015 (collectively the "Notes");

WHEREAS, the Guarantor has agreed to guaranty the Notes upon the terms described herein and as described in the Offering Circular of The Estridge Group, Inc. (the "Offering Circular").

NOW THEREFORE, in consideration of the covenants, representations, warranties and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their heirs, successors and assigns, agree as follows:

SECTION 1. DEFINITIONS.

Capitalized terms used herein and not otherwise defined have the meanings given in the Offering Circular. As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"Bankruptcy Code" shall mean Chapter 11 of Title 11 of the Federal Bankruptcy Code.

"Environmental Laws" shall mean any and all U.S. federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Governmental Authority" shall mean (a) the government of (i) the United States of America, or any State or other political subdivision thereof, or (ii) any jurisdiction in which the Guarantor conducts all or any part of its business, or which asserts jurisdiction over any properties of the Guarantor, or (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"Guaranteed Obligations" shall have the meaning given in Section 2.1.

"Guaranty" shall mean this Guaranty, as amended, restated or otherwise modified from time to time.

"Hazardous Material" shall mean any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

"Guarantor" shall mean ____________, an Indiana corporation and any successor thereto.

"Indenture" shall mean that certain Indenture dated ___________, 2007 between the Issuer and the Trustee.

"Issuer" shall mean The Estridge Group, Inc., 14300 Clay Terrace Boulevard, Carmel, Indiana 46032.

"Material" shall mean material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Guarantor and its subsidiaries, taken as a whole.

"Material Adverse Effect" shall mean a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Guarantor, or (b) the ability of the Guarantor to perform its obligations under this Guaranty or the ability of the Issuer to perform its obligations under the Offering Circular, the Indenture or the Notes, or (c) the validity or enforceability of this Guaranty, the Offering Circular, the Indenture or the Notes.

"Noteholders" shall mean the persons who purchase the Notes pursuant to the Offering Circular.

"Notes" shall have the meaning given in the recitals hereto.

"Trustee" shall mean MainSource Bank, Greensburg, Indiana.

SECTION 2. GUARANTY.

Section 2.1. <u>Guarantee of Payment and Performance of Obligations</u>. The Guarantor hereby irrevocably, unconditionally and jointly and severally guarantees to each Noteholder the due and punctual payment in full of (i) the principal and interest on (including interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), and any other amounts due under, the Notes when and as the same shall become due and payable (whether at stated maturity or by required or optional prepayment or by acceleration or otherwise) and (ii) any other sums which may become due under the terms and provisions of the Offering Circular, the Indenture or the Notes (all such obligations described in clauses (i) and (ii) above are herein called the "Guaranteed Obligations"). The guaranty in the preceding sentence is an absolute, present and continuing guaranty of payment and not merely of collectibility and is in no way conditional or

contingent upon any attempt to collect from the Issuer or any other guarantor of the Notes or upon any other action, occurrence or circumstance whatsoever. In the event that the Issuer shall fail so to pay any of the Guaranteed Obligations, the Guarantor agrees to pay the same when due to the Noteholders entitled thereto, without demand, presentment, protest or notice of any kind, in lawful money of the United States of America, at the place for payment specified in the Notes. Each default in payment of principal or interest on any Note shall give rise to a separate cause of action hereunder and separate suits may be brought hereunder as each cause of action arises.

The Guarantor hereby agrees to pay and to indemnify and save each Noteholder harmless from and against any damage, loss, cost or expense (including attorneys' fees) which such Noteholder may incur or be subject to as a consequence, direct or indirect, of (i) any breach by the Guarantor or the Issuer of any warranty, covenant, term or condition in, or the occurrence of any default under this Guaranty, the Indenture or the Notes, together with all expenses resulting from the compromise or defense of any claims or liabilities arising as a result of any such breach or default, and (ii) any legal action commenced to challenge the validity or enforceability of this Guaranty, the Indenture or the Notes.

Section 2.2. Obligations Absolute. The obligations of the Guarantor hereunder shall be primary, absolute, irrevocable and unconditional, irrespective of the validity, regularity or enforceability of the Notes, shall not be subject to any counterclaim, setoff, deduction or defense based upon any claim the Guarantor may have against the Issuer or any Noteholder or otherwise, and shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected by, any circumstance or condition whatsoever (whether or not the Guarantor shall have any knowledge or notice thereof), including, without limitation: (a) any amendment, modification of or supplement to the Notes (except that the obligations of the Guarantor hereunder shall apply to the Notes as so amended, modified or supplemented) or any assignment or transfer of any thereof or of any interest therein, or any furnishing, acceptance or release of any security for the Notes; (b) any waiver, consent, extension, indulgence or other action or inaction under or in respect of the Notes; (c) any bankruptcy, insolvency, readjustment, composition, liquidation or similar proceeding with respect to the Issuer or its property; (d) any merger or consolidation of any of the Guarantor or any of its subsidiaries with any other subsidiary or with any other entity or any sale, lease or transfer of any or all of the assets of the Guarantor or any of its subsidiaries to any person; (e) any failure on the part of the Issuer for any reason to comply with or perform any of the terms of any other agreement with the Guarantor; or (f) any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. The Guarantor covenants that its obligations under this Guaranty will not be discharged except by payment in full of all of the Guaranteed Obligations.

Section 2.3. Waiver. The Guarantor unconditionally waives to the fullest extent permitted by law, (a) notice of acceptance hereof, of any action taken or omitted in reliance hereon and of any defaults by the Issuer in the payment of any amounts due under the Notes, and of any of the matters referred to in Section 2.2 hereof; (b) all notices which may be required by statute, rule of law or otherwise to preserve any of the rights of each Noteholder against the Guarantor, including, without limitation, presentment to or demand for payment from the Issuer or the Guarantor with respect to any Note, notice to the Issuer or the Guarantor of default or

protest for nonpayment or dishonor and the filing of claims with a court in the event of the bankruptcy of the Issuer; (c) any right to the enforcement, assertion or exercise by any Noteholder of any right, power or remedy conferred in this Guaranty or the Notes; (d) any requirement or diligence on the part of any Noteholder; and (e) any other act or omission or thing or delay to do any other act or thing which might in any manner or to any extent vary the risk of the Guarantor or which might otherwise operate as a discharge of the Guarantor.

Section 2.4. Obligations Unimpaired. The Guarantor authorizes the Noteholders, without notice or demand to the Guarantor and without affecting its obligations hereunder, from time to time (a) to renew, compromise, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of, all or any part of the Notes or any other instrument referred to therein; (b) to exercise or refrain from exercising any rights against the Guarantor and others; and (c) to apply any sums, by whomsoever paid or however realized, to the payment of the principal and interest on the Notes and any other Guaranteed Obligations. The Guarantor waives any right to require the Noteholders to proceed against any additional or substitute guarantors or any other person or to pursue any other remedy available to such Noteholders.

Section 2.5. Subrogation; Subordination.

(a) The Guarantor will not (i) exercise any rights which it may have acquired by way of subrogation under this Guaranty, by any payment made hereunder or otherwise, or (ii) accept any payment on account of such subrogation rights, or any rights of reimbursement or indemnity unless and until all of the obligations, undertakings or conditions to be performed or observed by the Issuer pursuant to the Indenture and the Notes at the time of the Guarantor's exercise of any such right shall have been performed, observed or paid in full.

(b) The Guarantor hereby subordinates the payment of all debt and other obligations of the Issuer owing to the Guarantor, whether now existing or hereafter arising, including, without limitation, all rights and claims described in this Sections 2.5, to the indefeasible payment in full of all Guaranteed Obligations.

(c) If any amount or other payment is made to or accepted by the Guarantor in violation of the preceding Sections 2.5(a) or (b), such amount shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for the benefit of, the Noteholders and shall be paid over to the Noteholders, to be applied to the Guaranteed Obligations, whether matured or unmatured. The Guarantor acknowledges that it will receive benefits from the sale of the Notes by the Issuer and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits.

Section 2.6. Reinstatement of Guaranty. This Guaranty shall continue to be effective, or be reinstated, as the case may be, if and to the extent at any time payment, in whole or in part, of any of the sums due to any Noteholder for principal or interest on the Notes or any of the other Guaranteed Obligations is rescinded or must otherwise be restored or returned by such Noteholder upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Issuer, or upon or as a result of the appointment of a custodian, receiver, trustee or other officer

with similar powers with respect to the Issuer or any substantial part of its property, or otherwise, all as though such payments had not been made. If an event permitting the acceleration of the maturity of the principal amount of the Notes shall at any time have occurred and be continuing and such acceleration shall at such time be prevented or the right of any Noteholder to receive any payment under any Note shall at such time be delayed or otherwise affected by reason of the pendency against the Issuer of a case or proceeding under a bankruptcy or insolvency law, for purposes of this Guaranty and the Guarantor's obligations hereunder, the maturity of such principal amount shall be deemed to have been accelerated with the same effect as if the Noteholders had accelerated the same in accordance with the terms of the Note, and the Guarantor shall forthwith pay such accelerated principal amount and accrued interest, if any, thereon and any other amounts guaranteed hereunder.

Section 2.7. Reimbursement Agreement. In the event that the Guarantor, for any reason whatsoever, fails to timely satisfy its obligations under this Guaranty, the Trustee, may, but shall not be required to, direct the Guarantor to enforce the provisions of that certain Reimbursement Agreement, dated _________, between the Guarantor and Paul E. Estridge whereby Paul E. Estridge will also become liable for the payment of the Guaranteed Obligations.

SECTION 3. AFFIRMATIVE COVENANTS.

The Guarantor covenants that so long as any of the Notes are outstanding:

Section 3.1. Financial and Business Information. To the extent such information has not previously been provided by the Issuer in its consolidated financial statements, the Guarantor shall deliver to each the Trustee and the Placement Agent:

(a) Quarterly Statements -- within 60 days after the end of each quarterly fiscal period in each fiscal year of the Guarantor (other than the last quarterly fiscal period of each such fiscal year), a copy of:

(1) a consolidated balance sheet of the Guarantor as of the end of such quarter, and

(2) consolidated statements of earnings, retained earnings and cash flows of the Guarantor for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally;

(b) Annual Statements -- within 120 days after the end of each fiscal year of the Guarantor, a copy of,

(1) a consolidated balance sheet of the Guarantor, as of the end of such year, and

(2) consolidated statements of earnings, retained earnings and cash flows of

the Guarantor, for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP;

(c) Notice of Default or Event of Default -- promptly, and in any event within five (5) business days after a responsible officer of the Issuer or the Guarantor becomes aware of the existence of any default or event of default or that any person has given any notice or taken any action with respect to a claimed default hereunder or that any person has given any notice or taken any action with respect to a claimed default of the type referred to in Section _____ of the Indenture, a written notice specifying the nature and period of existence thereof and what action the Guarantor is taking or proposes to take with respect thereto; and

(d) Notices from Governmental Authority -- promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Guarantor from any Federal or state Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect.

Section 3.2. Compliance with Law. The Guarantor will comply with all laws, ordinances or governmental rules or regulations to which it is subject, including, without limitation, Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.3. Insurance. The Guarantor will maintain, with insurers reasonably determined by the Guarantor in good faith to be financially sound and reputable, insurance with respect to its properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 3.4. Maintenance of Properties. The Guarantor will maintain and keep, or cause to be maintained and kept, its properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Guarantor from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Guarantor has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5. Payment of Taxes and Claims. The Guarantor will file all tax returns required to be filed in any jurisdiction and pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on it or any of its properties, assets, income or franchises, to the extent such taxes and

assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Guarantor, provided that the Guarantor shall not be required to pay any such tax, assessment, charge, levy or claim if (a) the amount, applicability or validity thereof is contested by the Guarantor on a timely basis in good faith and in appropriate proceedings, and the Guarantor has established adequate reserves therefor in accordance with GAAP on the books of the Guarantor or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Section 3.6. Corporate Existence, Etc. The Guarantor will at all times preserve and keep in full force and effect its corporate existence.

SECTION 4. NEGATIVE COVENANTS.

The Guarantor covenants that so long as any of the Notes are outstanding:

Section 4.1. Nature of Business. The Guarantor will not engage in any business if, as a result, the general nature of the business in which the Guarantor would then be engaged would be substantially changed from the general nature of the business in which the Guarantor is engaged on the effective date of this Guaranty.

Section 4.2. Transactions with Affiliates. The Guarantor will not enter into directly or indirectly any Material transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any affiliate, except in the ordinary course and pursuant to the reasonable requirements of the Guarantor's business and upon fair and reasonable terms no less favorable to the Guarantor than would be obtainable in a comparable arm's-length transaction with a person not an affiliate.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR.

The Guarantor represents and warrants to each Noteholder that:

Section 5.1. Organization; Power and Authority. The Guarantor is a corporation duly incorporated and validly existing under the laws of the State of Indiana, and is duly qualified and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Guarantor has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Guaranty and to perform the provisions hereof.

Section 5.2. Authorization, Etc. This Guaranty has been duly authorized by all necessary corporate action on the part of the Guarantor, and this Guaranty constitutes, a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy,

insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3. Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Guarantor of this Guaranty will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any lien in respect of any property of the Guarantor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, articles of incorporation, charter or by-laws, or any other Material agreement or instrument to which the Guarantor is bound or by which the Guarantor or any of its properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Guarantor or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Guarantor.

Section 5.4. Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Guarantor of this Guaranty, other than those consents, approvals or authorizations obtained and those registrations, filings or declarations made on or before the effective date.

Section 5.5. Litigation; Observance of Agreements, Statutes and Orders. (a) there are no actions, suits or other proceedings pending or, to the knowledge of the Guarantor, threatened against or affecting the Guarantor or any property of the Guarantor in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (b) the Guarantor is not in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or in violation of any applicable law, ordinance, rule or regulation (including, without limitation, Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.6. Taxes. The Guarantor has filed all income tax returns that are required to have been filed in any jurisdiction, and has paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or its property, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not, individually or in the aggregate, Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Guarantor has established adequate reserves in accordance with GAAP. The Guarantor knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Guarantor in respect of United States or other taxes for all fiscal periods are adequate.

Section 5.7. Title to Property; Leases. The Guarantor has good and sufficient title to its properties that, individually or in the aggregate, are Material, in each case free and clear of liens prohibited by this Guaranty. All leases that, individually or in the aggregate, are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.8. Environmental Matters. The Guarantor has no knowledge of any claim nor has it received any notice of any claim, and no proceeding has been instituted raising any claim against the Guarantor or any of its real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to each Noteholder in writing:

(a) The Guarantor has no knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by the Guarantor or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) The Guarantor has not stored any Hazardous Materials on real properties now or formerly owned, leased or operated by it nor has it disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) All buildings on all real properties now owned, leased or operated by the Guarantor are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Guaranty, the purchase or transfer by any subsequent holder of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent Noteholder, regardless of any investigation made at any time by or on behalf of any subsequent Noteholder. All statements contained in any certificate or other instrument delivered by or on behalf of the Guarantor pursuant to this Guaranty shall be deemed representations and warranties of the Guarantor under this Guaranty. Subject to the preceding sentence, this Guaranty embodies the entire agreement and understanding between the holders of the Notes and the Guarantor and supersede, all prior agreements and understandings relating to the subject matter hereof.

SECTION 7. AMENDMENT AND WAIVER.

This Guaranty may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Guarantor and the Trustee, as the Trustee is permitted to act pursuant to the Indenture, except that no such amendment or waiver may, without the written consent of the holder of each Note at

the time outstanding affected thereby, amend any of Section 2 hereof.

SECTION 8. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (charges prepaid). Any such notice must be sent:

(1) if to the Trustee as agent for the Noteholders, to the address specified for such communications in the Indenture, or at such other address as the Trustee shall have specified to the Guarantor in writing,

(2) if to the Guarantor, to ______________, Attention: ___________, or at such other address as the Guarantor shall have specified to the holder of each Note in writing.

Notices under this Section will be deemed given only when actually received.

SECTION 9. SUBMISSION TO JURISDICTION, JUDGMENTS, ETC.

The Guarantor hereby irrevocably consents and submits to the exclusive jurisdiction of any court located within the State of Indiana sitting in Hamilton County and the United States District Court for the Southern District of Indiana and irrevocably agrees that all actions or proceedings relating to this Guaranty may be litigated in such courts and the Guarantor irrevocably waives any objection which it may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court.

SECTION 10. MISCELLANEOUS.

Section 10.1. Successors and Assigns. All covenants and other agreements contained in this Guaranty by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 10.2. Payments Due on Non-Business Days. Anything in this Guaranty to the contrary notwithstanding, any payment of principal or interest on any Note that is due on a date other than a business day shall be made on the next succeeding business day without including the additional days elapsed in the computation of the interest payable on such next succeeding business day.

Section 10.3. Severability. Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.4. Construction.

(a) Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any person, or which such person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such person.

(b) Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Guaranty, the same shall be done in accordance with GAAP, to the extent applicable, except where such principles are inconsistent with the requirements of this Guaranty.

Section 10.5. Counterparts. This Guaranty may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 10.6. Governing Law. This Guaranty shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Indiana excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

IN WITNESS WHEREOF, this Guaranty has been duly executed as of the date first set forth above.

"GUARANTOR"

____

By: __________________________

Its: __________________________

KD_IM-856003_3.DOC

Exhibit 6.1

Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004

LEASE

BY AND BETWEEN

CLAY TERRACE PARTNERS, LLC,

an Indiana limited liability company

AND

ESTRIDGE DESIGN SERVICES, LLC

1. Credit for commission = $9./ft build out added to the 24.00 = 33/ft = $244,464 on page 25.

2. Lease is triple net - rate of 20.00/ft for rent only - we pay own utilities, jan. They charge for taxes, CAM, ins = 5.00 + 4% = 5.20 year 1.

CLAY TERRACE

LEASE

THIS LEASE made this 9th day of November, 2004, by and between CLAY TERRACE PARTNERS, LLC, an Indiana limited liability company, FEIN 35-2100674 ("Landlord"), and ESTRIDGE DESIGN SERVICES, LLC ("Tenant");

WITNESSETH THAT, in consideration of the rents, covenants and agreements hereinafter set forth, such parties enter into the following agreement:

ARTICLE I

BASIC LEASE INFORMATION AND DEFINITIONS

Section 1.1. Basic Lease Information.

This Article I is an integral part of this Lease and all of the terms hereof are incorporated into this Lease in all respects. In addition to the other provisions which are elsewhere defined in this Lease, the following, whenever used in this Lease, shall have the meanings set forth in this Section:

(a) Center: Clay Terrace, situated in the City of Carmel, County of Hamilton, State of Indiana.

(b) Premises: Room E03. Landlord shall have the right to change the room designation upon *prior* written notice to Tenant.

(c) Store Floor Area: 7,408 square feet. In addition, Landlord hereby leases to Tenant in "As Is" condition an additional area known as Room E03A containing approximately 384 square feet of Store Floor Area for use as storage as set forth on Exhibit "A-2," annexed hereto ("Storage Space"). Such Storage Space shall be deemed part of the Premises and subject to the same terms, conditions and covenants as the Premises, except that the only charges that Tenant shall be required to pay for the Storage Space are set forth in Section 1.1(g) below and utilities. Landlord shall have the right to relocate the Storage Space on thirty (30) days written notice to Tenant.

(d) Lease Term: Commencing on the Commencement Date and continuing until the last day of *May* next following the end of the tenth (10th) Lease Year.

(e) Commencement Date: December 1, 2004.

(f) Minimum Annual Rent: A Minimum Annual Rent of $20.00 per square foot of Store Floor Area, or One Hundred Forty-Eight Thousand One Hundred Sixty and 00/100 Dollars ($148,160.00) per annum (based on the Store Floor Area), payable in equal monthly installments, in advance upon the first day of each and every month commencing upon the Commencement Date and continuing thereafter through and including the last day of the fourth (4th) Lease Year; and

A Minimum Annual Rent of $21.50 per square foot of Store Floor Area, or One Hundred Fifty-Nine Thousand Two Hundred Seventy-Two and 00/100 Dollars ($159,272.00) per annum (based on the Store Floor Area), payable in equal monthly installments, in advance upon the first day of each and every month commencing upon the fifth (5th) Lease Year of the Lease Term and continuing thereafter through and including the seventh (7th) Lease Year of the Lease Term; and

A Minimum Annual Rent of $23.00 per square foot of Store Floor Area, or One Hundred Seventy Thousand Three Hundred Eighty-Four and 00/100 Dollars ($170,384.00) per annum (based on the Store Floor Area), payable in equal monthly installments, in advance upon the first day of each and every month commencing upon the eighth (8th) Lease Year of the Lease Term and continuing thereafter through and including the last month of the Lease Term.

Notwithstanding anything to the contrary contained herein, provided Tenant opens to the public for business by April 1, 2005, Tenant may retain one hundred percent (100%) of the Minimum Monthly Rent, Taxes and OC Charges (collectively for purposes of this paragraph "Charges") otherwise payable to Landlord, commencing upon the Commencement Date through and including May 31, 2005 and Tenant's obligation to commence payment of the Charges shall commence June 1, 2005. In the event Tenant is not open to the public for business by April 1, 2005, Tenant shall only be permitted to retain one hundred percent (100%) of the Charges through April 14, 2005 and Tenant's obligation to commence payment of the Charges shall commence April 15, 2005. Thereafter, no other sums otherwise payable as Minimum Monthly Rent, Taxes or OC Charges may be retained by Tenant.

(g) Storage Space Rent: $2,688.00 per annum, payable in equal monthly installments, in advance upon the first day of each and every month commencing upon the Commencement Date and continuing thereafter through and including the last month of the Lease Term.

(h) Taxes: Calculated as set forth in Section 4.5.

(i) Operating Costs Charge ("OC Charge"): Provided Tenant's Commencement Date occurs on or before December 31, 2004, Tenant's Base Year OC Charge shall be: Five and 10/100 Dollars ($5.10) per square foot of Store Floor Area per annum (computed on an annualized basis for any partial calendar year), subject to adjustment as set forth herein. In the event Tenant's Commencement Date is January 1, 2005 or thereafter, Tenant's Base Year OC Charge shall be increased in accordance with the following. For and with respect to

each and every calendar year or partial calendar year after the 2004 Base Year, the annual OC Charge shall be increased on the first day of each such calendar year or partial calendar year by an annual amount equal to four percent (4%) of the OC Charge payable by Tenant to Landlord for the immediately preceding calendar year (computed on an annualized basis for any partial calendar year).

(j) Trade Name: ESTRIDGE DESIGN SERVICES

(k) Permitted Use: The Premises shall be occupied and used by Tenant solely for the purpose of conducting therein the operation of a showroom and design center for Estridge Design Services, a custom home builder, including any service or product generally offered by such a business and, subject to Section 13.4 hereof, Tenant shall not use or permit or suffer the use of the Premises for any other business or purpose.

(l) Promotional Fund Fixed Contribution: NONE (Section 14.1).

(m) Media Fund Charge: NONE (Section 14.3).

(n) Grand Opening Fee: NONE.

(o) Security Deposit: NONE (Section 15.1).

(p) Notice Address:

Landlord
CLAY TERRACE PARTNERS, LLC
c/o M.S. Management Associates Inc.
National City Center
115 W. Washington
Indianapolis, Indiana 46204

Tenant
ESTRIDGE DESIGN SERVICES, LLC
1041 West Main
Carmel, Indiana 46032
Attn: Paul Estridge, Jr. and Michael Keller

(q) Remittance Address:
CLAY TERRACE PARTNERS, LLC
115 W. Washington
Indianapolis, Indiana 46204
Attn: Cash Receipts

Section 1.2. Definitions.

(a) "Center" shall mean, as the same may be changed from time to time, the land and buildings and other improvements from time to time constituting an integrated shopping center which Landlord and others have constructed or caused to be constructed. The Center has been developed by Landlord as a mixed use project, consisting of a retail component ("Retail Space") and an office component ("Office Space"). The boundaries of the Center are shown on the site plan annexed hereto as Exhibit "A-1".

(b) "Landlord's Tract" shall mean that portion (or portions) of the land in the Center and the buildings and other improvements thereon which at any time in question Landlord owns or which Landlord leases as tenant under a sale leaseback or under a ground lease or sublease, it being understood that Landlord may not own or control portions of the Center. Landlord reserves unto itself the unlimited right to modify the configuration of Landlord's Tract at any time for the purpose of incorporating additional Major Tenants and other buildings within the Center.

ARTICLE II

LEASED PREMISES AND TERM

Section 2.1. Leased Premises.

Landlord hereby leases to Tenant and Tenant hereby rents from Landlord the Premises as depicted on Exhibit "A". The Store Floor Area shall be measured to the center line of all party or adjacent tenant walls, to the exterior faces of all other walls and to the building line where there is no wall. The parties agree that Landlord's determination of the Store Floor Area shall be final, binding and conclusive.

Section 2.2. Roof and Walls.

Landlord shall have the exclusive right to use all or any part of the side and rear walls of the Premises and the roof for any purpose, including but not limited to erecting signs or other structures on or over all or any part of the same, erecting scaffolds and other aids to the construction and installation of the same, and installing, maintaining, using, repairing and replacing pipes, ducts, conduits and wires leading through, to or from the Premises and serving other parts of the Center in locations which do not materially interfere with Tenant's use of the Premises. Tenant shall have no right whatsoever in the exterior of exterior walls of the Premises or the roof or any portion of the Center outside the Premises, except as provided in Exhibit "B" hereof.

Section 2.3. Lease Term.

The term of this Lease (hereinafter called "Lease Term") shall commence upon the Commencement Date and shall thereafter end on the last day of *May* next following the number of Lease Years set forth in Article I unless sooner terminated as herein provided.

Section 2.4. Lease Year Defined.

"Lease Year," as used herein, means a period of twelve (12) consecutive months during the Lease Term, the first full Lease Year commencing on the Commencement Date and continuing through the twelfth (12th) full calendar month occurring on or after the Commencement Date. "Partial Lease Year" means that portion of the Lease Term prior to the first full Lease Year or following the last full Lease Year.

Section 2.5. Relocation of Premises. ***INTENTIONALLY DELETED.***

Section 2.6. Modifications to the Center.

Notwithstanding anything in this Lease contained, Landlord reserves the right to change or modify and add to or subtract from the size and dimensions of the Center or any part thereof, the number, location and dimensions of buildings and stores, the size and configuration of the parking areas, entrances, exits and parking aisle alignments, dimensions of hallways, malls and corridors, the number of floors in any building, the location, size and number of tenants' spaces and kiosks which may be erected in or fronting on any mall or otherwise, the identity, type and location of other stores and tenants, and the size, shape, location and arrangement of Common Areas (hereinafter defined), and to design and decorate any portion of the Center as it desires, but the general character of the Center and the approximate location of the Premises in relation to the Major Tenants (as defined in Section 4.2 herein) shall not be substantially changed ***and access thereto from the adjacent public roadways will not be materially, adversely affected except as a result of casualty, condemnation or other occurrence beyond Landlord's control.***

If at any time (a) Landlord is required by any laws, ordinances, rules or regulations of any governmental agency having jurisdiction over the Center to provide additional parking on Landlord's Tract, or (b) Landlord proposes to increase the total rentable floor area within the Center which would require additional parking in the Center, Landlord may elect to provide such additional parking by constructing deck or elevated or subterranean parking facilities ***within the Center***, hereinafter referred to as "Deck Parking". ~~In the event Landlord so elects, Tenant shall pay its proportionate share of the capital expense of providing such Deck Parking. Tenant's proportionate share shall be determined by (a) multiplying the total capital expense of providing such Deck Parking by a fraction, the numerator of which is the Store Floor Area of the Premises and the denominator of which is the total rentable floor area in Landlord's Tract, either existing, or proposed by Landlord, as the case may be, at the time of providing such Deck Parking; and (b) multiplying the figure derived pursuant to the foregoing subsection (a) by a fraction, the numerator of which is the number of full calendar months remaining in the term of the Lease, and the denominator of which shall be the greater of (i) the number of months required to amortize the permanent financing obtained by Landlord to finance the capital expense of providing such Deck Parking, or (ii) fifteen (15) years. Tenant shall pay its proportionate share of the capital expense of providing such Deck Parking in equal monthly installments commencing upon the date the Deck Parking is open for public use and continuing thereafter on the first day of every calendar month during the remaining term hereof, plus interest thereon at the rate of nine percent (9%) per annum.~~

Section 2.7. Grand Opening.

"Grand Opening Date" or "Grand Opening" shall be the officially announced date and time designated by Landlord for the opening to the public of the Center. ~~***Subject to force majeure and other causes beyond Tenant's control,*** Tenant shall open for business on the Grand Opening Date.~~ Landlord anticipates that the Grand Opening shall take place on or about October *15*, 2004.~~; however, Landlord shall give Tenant at least fifteen (15) days prior written notice as to the actual date and time of the Grand Opening if other than October 14, 2004.~~ Tenant shall not open for business prior to the Grand Opening Date without the prior written consent of Landlord, ***which consent shall not be unreasonably withheld.***

Section 2.8. Joint Opening. ***INTENTIONALLY DELETED.***

ARTICLE III

LANDLORD'S AND TENANT'S WORK

Section 3.1. Landlord's Work.

Landlord shall at its expense construct the Premises in substantial accordance with plans and specifications prepared or to be prepared by Landlord's architect, incorporating in such construction all work described in Exhibit "B" hereto as being required of Landlord (hereinafter called "Landlord's Work").

Section 3.2. Tenant's Work.

All work not provided herein to be done by Landlord shall be performed by Tenant (hereinafter called "Tenant's Work") including but not limited to all work designated as Tenant's Work in Exhibit "B", and Tenant shall do and perform at its expense all Tenant's Work diligently and promptly and in accordance with the following provisions.

Section 3.3. Tenant's Obligations Before Commencement Date.

As soon as reasonably possible hereafter, Landlord shall deliver to Tenant the Tenant Information Package and the same shall become a part hereof by this reference as Exhibit "B-1" (hereinafter referred to as "Tenant Information Package"). ~~Within fifteen (15) days after the date of this Lease or the date of receipt of a drawing of the Premises and Tenant Information Package, whichever is later,~~ ***On or before December 20, 2004,*** Tenant will submit to Landlord one (1) reproducible set (sepia) and three (3) copies of plans and specifications, prepared by a registered architect or engineer, of all Tenant's Work to be done within the Premises (hereinafter called "Tenant's Plans"), prepared in conformity with Exhibit "B" and the Tenant Information Package. Within ten (10) days after receipt of Tenant's Plans, Landlord shall notify Tenant of any failures of Tenant's Plans to conform to Exhibit "B," the Tenant Information Package or otherwise to meet with Landlord's approval. Tenant shall within *ten (10)* days after receipt of any such notice cause Tenant's Plans to be revised to the extent necessary to obtain Landlord's approval and resubmitted for Landlord's approval. When Landlord has approved the original or revised Tenant's Plans, Landlord shall sign and return (which signature and return may be transmitted electronically) one (1) set of approved Tenant's Plans to Tenant and the same shall become a part hereof by this reference as Exhibit "B-2." Approval of plans and specifications by Landlord shall not constitute the assumption of any responsibility by Landlord for their accuracy or sufficiency or conformity with applicable laws (including but not limited to the Americans with Disabilities Act of 1990 and the Williams-Steiger Occupational Safety and Health Act), and Tenant shall be solely responsible for such plans and specifications. Tenant shall apply for its building permit not later than ten (10) days following Landlord's approval of Tenant's Plans, and

thereafter diligently pursue the issuance of the same. Tenant shall not commence any of Tenant's Work until Landlord has approved Exhibit "B-2," unless prior Landlord approval has been obtained in writing.

Landlord shall notify Tenant not less than *five (5)* days in advance of the time when Tenant can commence Tenant's Work, and ***The Premises are available for Tenant to commence Tenant's Work.*** Tenant shall commence such work not later than the date specified in such notice (*unless although* Landlord *has not may not have* completed Landlord's Work on such date) and may be in the Premises concurrently with Tenant), complete the same ***Tenant shall complete Tenant's Work*** in strict accordance with Exhibits "B" and "B-2," install all store and trade fixtures, equipment, stock in trade, merchandise and inventory, and open for business therein not later than ***June 1, 2005.*** Required Completion Date. Tenant hereby releases Landlord and its contractors from any claim whatsoever for damages against Landlord or its contractors for any delay in the date on which the Premises shall be ready for delivery to Tenant. In the event possession of the Premises is not delivered to Tenant within ***twelve (12) months*** of the date of this Lease, then this Lease automatically shall become null and void and neither party shall have any liability or obligation to the other hereunder.

Section 3.4. Failure of Tenant to Perform.

Because of the difficulty or impossibility of determining Landlord's damages resulting from Tenant's failure to open for business fully ***adequately staffed and*** fixtured ***for the Permitted Use, as reasonably determined by Tenant*** stocked and staffed on ***or before June 1, 2005,*** the Commencement Date, including, but not limited to, damages from loss of Percentage Rent (hereinafter defined) from Tenant and ***from*** other tenants, diminished saleability, leasability, mortgageability or economic value of the Center or Landlord's Tract, if Tenant fails to commence Tenant's Work within the time provided above and proceed with the same diligently, or to open for business fully ***adequately staffed and*** fixtured ***for the Permitted Use, as reasonably determined by Tenant,*** stocked and staffed on or before ***June 1, 2005,*** the date which is *forty-five (45) days* following the Commencement Date or to perform any of its obligations to be performed prior to ***June 1, 2005*** the *Commencement Date*, Required Completion Date, Landlord may, without notice or demand, in addition to the right to exercise any other remedies and rights herein or at law provided, collect rent from ***June 1, 2005*** the Commencement Date in an amount equal to the Minimum Annual Rent (hereinafter defined) and other additional rent and other amounts payable by Tenant hereunder, and, in addition thereto, an amount equal to ***twenty-five percent (25%)*** of 1/365ths of the Minimum Annual Rent for each day that Tenant has failed to open for business on and after ***June 1, 2005.*** the *date which is forty-five (45) days following the* Commencement Date, which latter amount shall be in lieu of Percentage Rent that might have been earned had Tenant opened in timely fashion. In addition, for each day after the Commencement Date that Tenant fails to open for business fully stocked and staffed, the Landlord's Contribution pursuant to Section 34.21 hereof, if any, shall be reduced in the amount of $500.00 per day. Further, ***if Tenant is not open for business by June 30, 2005,*** Landlord may terminate this Lease, in which event Landlord shall have the right to recover, as liquidated damages and not as a penalty, a sum equal to the Minimum Annual Rent payable for ***six (6) months*** one (1) Lease Year, plus all expenses incurred by Landlord pursuant to this Section, plus the cost of any alterations or repairs which Landlord in its sole discretion deems advisable to relet the Premises. In the event that Tenant fails to make timely submission of Tenant's Plans as provided in this Lease, then Landlord shall have the right, in addition to its other rights and remedies as herein provided, to collect from Tenant a sum which shall be ***Fifty and 00/100 Dollars ($50.00)*** per calendar day for each day that Tenant's Plans are not so submitted. All remedies in this Lease or at law provided shall be cumulative and not exclusive.

Section 3.5. Condition of Premises.

Except for any Landlord's Work not completed as of the date specified by Landlord for the commencement of Tenant's Work, Tenant's taking possession of the Premises shall be conclusive evidence of Tenant's acceptance thereof in good order and satisfactory condition. Tenant shall acknowledge taking possession of the Premises in writing. Tenant agrees that Landlord has made no representations as to conformance with applicable laws respecting the condition of the Premises or the presence or absence of Hazardous Materials (hereinafter defined) in, at, under or abutting the Premises or the environment. Tenant also agrees that no representations respecting the condition of the Premises, no warranties or guarantees, expressed or implied, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, with respect to workmanship or any defects in material, and no promise to decorate, alter, repair or improve the Premises either before or after the execution hereof, have been made by Landlord or its agents to Tenant unless the same are contained herein. ***Notwithstanding anything to the contrary contained herein, nothing contained in this Section 3.5 shall be construed to apply to Landlord's Work.***

Section 3.6. Certification.

Within fifteen (15) days after the date Tenant opens for business in the Premises, Tenant shall deliver to Landlord the following: (a) Tenant's affidavit stating that the work to be performed by Tenant pursuant to the terms of this Lease has been completed in ***substantial*** strict compliance with Exhibit "B" and Tenant's Plans, as approved by Landlord, and that no security interest under the Uniform Commercial Code or chattel mortgages are outstanding or have been filed, it being intended that any such affidavit may be relied upon by Landlord and that any deliberate misstatement by Tenant shall constitute an event of default hereunder; (b) an affidavit of any general contractor performing Tenant's Work stating that all subcontractors, laborers and material men who have performed work on or furnished materials to the Premises (whose names and addresses shall be recited in the affidavit) have been paid in full and that all liens therefor that have or might be filed have been discharged of record or waived; (c) a complete release and waiver of lien with respect to the Premises from any general contractor and all subcontractors who have performed work on or furnished material to the Premises, or in lieu thereof, an attorney's certification that the lien period for the work performed on Tenant's behalf in the Premises has expired and that no liens in connection therewith have been filed; (d) Tenant's written acceptance of the Premises stating that Landlord has completed all of Landlord's Work, if any, required to be performed by Landlord pursuant to the terms of this Lease ***or stating the incomplete Landlord's Work, if any,*** and that Tenant reserves no claims, offsets or backcharges, or stating those claimed; (e) any monies owing to Landlord for the cost of any work done for or on behalf of Tenant, as set forth in Exhibit "B" annexed hereto or otherwise; and (f) all certificates and approvals with respect to the work performed by Tenant or on Tenant's behalf that may be required by any governmental authorities as a condition for the issuance of an occupancy certificate for the

Premises together with a copy of any occupancy certificate issued by the proper governmental authority for the Premises.

ARTICLE IV

RENT

Section 4.1. Minimum ~~and Percentage~~ Rent.

Tenant covenants and agrees to pay to Landlord, without notice or demand, at the Remittance Address, the Minimum Rent set forth in Article I, in advance upon the first day of each and every month of the Lease Term. If actual Store Floor Area is modified in accordance with Section 2.1, the Minimum Annual Rent ~~and the Sales Breakpoint~~ shall be deemed automatically increased or decreased based upon the Store Floor Area as thus determined, and any overpayments or underpayments of Minimum Monthly Rent ~~and Percentage Rent~~ to Landlord shall be adjusted accordingly. The failure of Tenant to object to any statement, invoice, or billing presented by Landlord, within thirty (30) days after receipt of such statement, invoice, or billing based on Store Floor Area, shall constitute Tenant's acquiescence to the actual Store Floor Area as so determined by Landlord.

~~In addition to the payment of Minimum Rent, Tenant covenants and agrees to pay to Landlord, without notice or demand, at the Remittance Address, an amount, if any, equal to the Percentage Rent Rate applied against that portion of Tenant's Adjusted Gross Sales during each Lease Year or Partial Lease Year in excess of the Sales Breakpoint for such period (hereinafter referred to as "Percentage Rent"). In the event of a Partial Lease Year, the Sales Breakpoint shall be determined by multiplying the Sales Breakpoint for the full Lease Year, by a fraction, the numerator of which shall be the number of days contained in such Partial Lease Year and the denominator of which shall be 365 days. If Minimum Rent for any Lease Year or Partial Lease Year is reduced or abated for any reason, the Sales Breakpoint shall be reduced in direct proportion to the reduction or abatement of Minimum Rent for the period of time that such reduction or abatement of Minimum Rent is in effect. If the Sales Breakpoint changes during a Lease Year, the Sales Breakpoint for that Lease Year shall be appropriately adjusted.~~

Section 4.2. Miscellaneous Rent Provisions.

If Tenant shall fail to pay any installment of Minimum Rent, ~~Percentage Rent~~ or any item of additional rent within ***ten (10)*** days after the date the same became due and payable, then Tenant shall pay to Landlord a late payment service charge ("Late Charge") covering administrative and overhead expenses equal to the greater of (a) $250.00 or (b) 5¢ per each dollar so overdue. Provision herein for payment of the Late Charge shall not be construed to extend the date for payment of any sums required to be paid by Tenant hereunder or to relieve Tenant of its obligation to pay all such sums at the times herein stipulated. If the Commencement Date is other than the first day of a month, Tenant shall pay on the Commencement Date a prorated partial Minimum Monthly Rent for the period prior to the first day of the next calendar month, and thereafter Minimum Monthly Rent payments shall be made not later than the first day of each calendar month. For purposes of this Lease, a "Major Tenant" is herein defined as a single tenant occupying at least 25,000 contiguous square feet of Floor Area. ~~If additional Major Tenants are added to the Center or an existing Major Tenant is replaced by a Major Tenant of higher quality, the Minimum Annual Rent and Minimum Monthly Rent herein provided for shall automatically be increased ten percent (10%) at the time each additional or higher quality Major Tenant opens for business. In addition to the foregoing, if Landlord shall, at any time during the term of this Lease, renovate or expand the Center, the cost of which exceeds Ten Million Dollars ($10,000,000.00), the Minimum Rent herein provided for shall automatically be increased ten percent (10%) upon the first day of the month following the completion of such renovation or expansion.~~

Section 4.3. Percentage Rent. ***INTENTIONALLY DELETED.***

Section 4.4. Gross Sales and Adjusted Gross Sales Defined. ***INTENTIONALLY DELETED.***

Section 4.5. Taxes.

A. Definition. Landlord shall pay or cause to be paid, upon the discretion of Landlord but before delinquent, all Taxes (as hereinafter defined) levied, assessed, imposed, become due and payable, or liens arising in connection with the use, occupancy or possession of or become due and payable out of or for, the Center or any part thereof during the Lease Term. As used in this Section 4.5 the term "Taxes" shall mean and include all property taxes, both real and personal, public and governmental charges and assessments, and all other taxes which Landlord is obligated to pay with respect to the development of the Center, including all extraordinary or special assessments or assessments against any of Landlord's personal property now or hereafter located in the Center ***and used at the Center***, all costs and expenses including, but not limited to consulting, appraisal and attorneys' fees incurred by Landlord in researching, reviewing, evaluating, contesting, appealing or negotiating with public authorities (Landlord having the sole authority to conduct such a contest or enter into such negotiations) as to any of the same and all sewer, water and other utility taxes and impositions, but shall not include taxes on Tenant's machinery, equipment, inventory or other personal property or assets of Tenant ***or any other tenant or Major Tenant of the Center***, Tenant ***agrees*** to pay all taxes upon or attributable to such excluded property without apportionment.

Taxes shall not include interest and penalties due on delinquent Taxes, but shall include interest on Taxes withheld by virtue of Landlord making partial payment under protest in the event such partial payment is permitted in connection with a tax appeal proceeding.

B. Tenant's Share. Tenant shall pay to Landlord, as additional rent, its proportionate share of all calendar year ~~or fiscal year~~ Taxes, such proportionate share to be prorated for periods at the beginning and end of the Lease Term which do not constitute full calendar months. ~~or years.~~ Landlord shall endeavor to have the Retail Space and Office Space separately assessed. If this cannot be accomplished, then Landlord, in its sole discretion, shall allocate Taxes among the

Retail Space and Office Space based on its determination of the assessed value of each such Space. This determination shall control except in case of manifest error. Taxes allocated by Landlord to the Retail Space are referred to herein as "Retail Space Taxes". Tenant's proportionate share of any such Retail Space Taxes shall be that portion of such Retail Space Taxes which bears the same ratio to the total Retail Space Taxes as the Store Floor Area bears to the average rentable floor area rented or occupied in the Retail Space (hereinafter called "Rented Floor Area") during the calendar year ~~or fiscal year~~ in which such Taxes constitute a lien upon the Center. The floor area of (i) Major Tenant spaces whether such spaces are vacant or occupied, (ii) any tenant in a free standing premises, (iii) theaters, (iv) restaurants, (v) kiosks, (vi) storage spaces, (vii) any tenant with no frontage on Clay Terrace Boulevard; and (viii) Common Areas, as hereinafter defined, shall not be included in the Rented Floor Area and in the rentable floor area, and any contributions to Taxes received by Landlord from such tenants ~~(less any tax payments recaptured against any other rents or payments due Landlord)~~ shall be deducted from Taxes prior to the calculating of Tenant's proportionate share.

C. Payment by Tenant. Tenant's proportionate share of Taxes shall be paid in monthly installments commencing with the Commencement Date, in amounts initially estimated by Landlord, one (1) such installment being due on the first day of each full or partial month during the Lease Term. Upon notice from Landlord, such monthly installments shall increase or decrease from time to time to reflect the then current estimate of the amount of any Taxes due. When the actual amount of any such Taxes is determined by Landlord, Landlord will notify Tenant of such actual amount (in a format to be determined by Landlord) and of any excess or deficiency in the amount theretofore paid by Tenant as its share of such Taxes. Any such excess will be credited to Tenant's account. Tenant will pay the amount of any deficiency to Landlord within ***twenty (20)*** days following Landlord's notice thereof. Tenant acknowledges and stipulates that Landlord has made no representations or agreement of any kind as to the total dollar amount of such Taxes, actual or estimated, or Tenant's dollar share thereof.

D. Other Taxes. Tenant's proportionate share of any governmental tax or charge (other than income tax) levied, assessed, or imposed on account of the payment by Tenant or receipt by Landlord, or based in whole or in part upon, the rents in this Lease reserved or upon the Center or the value thereof shall be paid by Tenant including any new direct or indirect tax or surcharge against the Center, the parking areas, or the number of parking spaces in the Center or any new direct or indirect tax or surcharge in addition to or by way of substitution for any existing tax or assessment which Landlord becomes obligated to pay with respect to the Center.

E. Larger Parcel. If the land under the Center is a part of a larger parcel of land for assessment purposes (the "Larger Parcel"), the taxes and assessments allocable to the land in the Center for the purpose of determining Taxes under this Section shall be deemed a fractional portion of the taxes and assessments levied against the Larger Parcel, the numerator of which is the acreage in the Center and the denominator of which is the acreage in the Larger Parcel.

Section 4.6. Additional Rent.

All amounts required or provided to be paid by Tenant under this Lease other than Minimum Annual Rent ~~and Percentage Rent~~ shall be deemed additional rent and Minimum Annual Rent, ~~Percentage Rent~~ and additional rent shall in all events be deemed rent.

Section 4.7. Landlord's Expenses.

If ***after notice to Tenant,*** Landlord pays any monies or incurs any ***reasonable*** expense to correct a breach of this Lease by Tenant or to do anything in this Lease required to be done by Tenant, or incurs any ***reasonable*** expense (including, but not limited to, attorneys' fees and court costs), as a result of Tenant's failure to perform any of Tenant's obligations under this Lease, all amounts so paid or incurred shall, on notice to Tenant, be considered additional rent payable by Tenant with the first Minimum Monthly Rent installment thereafter becoming due and payable, and may be collected as provided by law in the case of rent.

In the event that either party hereto shall commence any legal action or proceedings, including an action for declaratory relief, against the other by reason of the alleged failure of the other to perform or keep any term, covenant, or condition of this Lease by it to be performed or kept, the party prevailing in said action or proceeding shall be entitled to recover, in addition to its court costs, a reasonable attorney's fee to be fixed by the court and such recovery shall include court costs and reasonable attorney's fees on appeal, if any.

ARTICLE V

PARKING AND COMMON AREAS AND FACILITIES

Section 5.1. Common Areas.

All parking areas, access roads and facilities furnished, made available or maintained by Landlord in or near the Center, including employee parking areas, truck ways, driveways, loading docks and areas, delivery areas, multi-story parking facilities (if any), package pickup stations, elevators, escalators, pedestrian sidewalks, malls, including the open air mall and Food Court, if any, courts and ramps, landscaped areas, retaining walls, stairways, bus stops, first-aid and comfort stations, lighting facilities, sanitary systems, utility lines, water filtration and treatment facilities and other areas and improvements provided by Landlord for the general use in common of tenants and their customers and Major Tenants in the Center (all herein called "Common Areas") shall at all times be subject to the exclusive control and management of Landlord, and Landlord shall have the right, from time to time, to establish, modify and enforce reasonable rules and regulations with respect to all Common Areas. Tenant agrees to comply with all rules and regulations set forth in Section 8.9 and all reasonable amendments thereto.

Landlord shall have the right from time to time to: change or modify and add to or subtract from the sizes, locations, shapes and arrangements of parking areas, entrances, exits, parking aisle alignments and other Common Areas, provided, however, that the size of parking areas on Landlord's Tract shall not be substantially reduced; restrict

parking by Tenant's employees to designated areas; construct surface, sub-surface or elevated parking areas and facilities; establish and from time to time change the level or grade of parking surfaces; enforce parking charges (by meters or otherwise) with appropriate provisions for ticket validating; add to or subtract from the buildings in the Center; and do and perform such other acts in and to said Common Areas as Landlord in its sole discretion, reasonably applied, deems advisable for the use thereof by tenants and their customers.

<u>Section 5.2</u>. <u>Use of Common Areas</u>.

Tenant and its business invitees, ***contractors, agents, licensees,*** employees and customers shall have the nonexclusive right, in common with Landlord and all others to whom Landlord has granted or may hereafter grant rights, to use the Common Areas subject to such reasonable regulations as Landlord may from time to time impose and the rights of Landlord set forth above. If a car of Tenant, a concessionaire, employee or agent of Tenant is parked outside any area designated by Landlord for employee parking, ***after Landlord has given two (2) written notices that such car has previously been parked in violation of the foregoing provision,*** Tenant authorizes Landlord to cause such car to be towed from the Center and Tenant shall reimburse Landlord for the cost thereof upon demand. ~~and otherwise indemnify and hold Landlord harmless with respect thereto.~~ Tenant shall abide by all rules and regulations and cause its concessionaires, officers, employees, agents, customers and invitees to abide thereby. Landlord may at any time close temporarily any Common Areas to make repairs or changes, prevent the acquisition of public rights therein, discourage noncustomer parking, or for other reasonable purposes. Tenant shall furnish Landlord license numbers and descriptions of cars used by Tenant and its concessionaires, officers and employees. Tenant shall not interfere with Landlord's or other tenants' rights to use any part of the Common Areas.

ARTICLE VI

COST TO OPERATE THE CENTER

<u>Section 6.1</u>. <u>Expense of Operating the Center</u>.

Landlord will operate, manage, maintain and repair or cause to be operated, managed, maintained or repaired, the Center, to the extent the same is not done by any Major Tenant.

<u>Section 6.2</u>. <u>Tenant's Share of Operating Costs</u>.

In consideration of Landlord's operation, management, maintenance and repair of the Center as provided herein, Tenant shall pay to Landlord, as additional rent, for and with respect to each and every calendar year during the Lease Term (prorated for any partial calendar year), in equal monthly installments due and payable in advance on the first day of each and every month during the Lease Term commencing with the Commencement Date, the OC Charge as calculated pursuant to Section 1.1 herein.

ARTICLE VII

UTILITIES AND SERVICES

<u>Section 7.1</u>. <u>Utilities</u>.

Tenant shall not install any equipment which can exceed the capacity of any utility facilities and if any equipment installed by Tenant requires additional utility facilities, the same shall be installed at Tenant's expense in compliance with all code requirements and plans and specifications which must be approved in writing by Landlord. Tenant shall be solely responsible for and promptly pay all charges for use or consumption of sewer, gas, electricity, water and all other utility services. Landlord may make electrical service available to the Premises, and so long as Landlord continues to provide such electrical service Tenant agrees to purchase the same from Landlord and pay Landlord for the electrical service (based upon Landlord's determination from time to time of Tenant's consumption of electricity), as additional rent, on the first day of each month in advance (and prorated for partial months), commencing on the Commencement Date at the same cost as would be charged to Tenant from time to time by the utility company which otherwise would furnish such services to the Premises if it provided such services and metered the same directly to the Premises, but in no event at a cost which is less than the cost Landlord must pay in providing such electrical service. Landlord may supply water or other utilities to the Premises, and so long as Landlord continues to provide water or such other utilities Tenant shall pay Landlord for same at the same cost as would be charged to Tenant by the utility company which otherwise would furnish such service to the Premises if it provided such service and metered the same directly to the Premises, but in no event at a cost which is less than the cost Landlord must pay in providing such service, and in no event less than the minimum monthly charge which would have been charged by the utility company in providing such service. Subject to the applicable rules and regulations of the State Public Service Commission, Landlord may provide a shared tenant telephone service to the Premises and so long as Landlord continues to provide such telephone service Tenant agrees to purchase the same from Landlord and pay Landlord for the telephone service at the same cost as would be charged to Tenant by the utility company which otherwise would furnish such service to the Premises if it provided such service directly to the Premises, but in no event at a cost which is less than the cost Landlord must pay in providing such telephone service. Landlord shall have the right to designate an alternate third party utility company or provider to provide any such utility service to the Premises and/or the Center.

Subject to Landlord's Work as specified in Exhibit "B," Tenant shall be responsible for the installation, maintenance, repair and replacement of air conditioning, heating and ventilation systems ***within the Premises***. Tenant shall contract for, in its own name, and shall pay for a qualified service contractor to periodically inspect, adjust, clean and repair such systems, including changing filters on a quarterly basis. Tenant shall promptly furnish a copy of each inspection and service report to the Center manager. If Tenant's use of the Premises results in special exhaust requirements, Tenant shall have the exhaust fans interlocked with the make-up air units. If Tenant's use of the Premises requires a grease trap, Tenant shall contract for, in its own name, and shall pay for a qualified service contractor to inspect, clean and repair such grease trap at such intervals as may be required by Tenant's use, but in no event less

frequently than once a month. Tenant shall promptly furnish a copy of the inspection and service report to the Center manager. In the event such grease trap services Tenant and other tenants in the Center, Landlord may elect to perform such inspection, cleaning and repairing, and Tenant shall pay to Landlord its proportionate share of the cost thereof based upon the number of tenants serviced by such grease trap. Tenant's proportionate share of such cost shall be due and payable within ten (10) days after billings therefor are rendered to Tenant.

In the event Tenant requires the use of telecommunication services, including, but not limited to, credit card verification and/or other data transmission, then Tenant shall contract for such services with one of the service providers available at the Center.

Section 7.2. Enforcement and Termination.

~~In the event of any default by Tenant, Landlord reserves the right, in addition to all other rights and remedies available to Landlord, to cut off and discontinue, without notice or liability to Tenant, any utilities or services provided in accordance with the provisions of this Article VII.~~ Landlord shall not be liable to Tenant in damages or otherwise if any utilities or services, whether or not furnished by Landlord hereunder, are interrupted or terminated because of repairs, installation or improvements, or any cause beyond Landlord's reasonable control, nor shall any such termination relieve Tenant of any of its obligations under this Lease; ***provided, however, that if any interruption in any service caused by the negligence of Landlord continues for a period of forty-eight (48) hours or more and Tenant is unable to operate for business as a result of such interruption, Tenant shall be entitled to full abatement of the Minimum Annual Rent for each day that such service remains unrestored.*** Tenant shall operate the Premises in such a way as shall not waste fuel, energy or natural resources. Tenant shall cooperate with Landlord's reasonable directives to reduce energy consumption, including installation of new energy efficient equipment or the modification or replacement of existing equipment, as the case may be. If any governmental authority shall order mandatory energy conservation or if Landlord elects voluntarily to cooperate in energy conservation at the request of any governmental authority, including, without limitation, a reduction in operating hours or lighting usage, then Tenant shall comply with such requirements. ~~Landlord may cease to furnish any one or more of said utilities or services to Tenant without liability for the same, and no discontinuance of any utilities or services shall constitute a constructive eviction.~~

ARTICLE VIII

CONDUCT OF BUSINESS BY TENANT

Section 8.1. Use of Premises.

The Premises shall be occupied and used by Tenant solely for the Permitted Use set forth in Article I. Tenant expressly understands and acknowledges that its Permitted Use is nonexclusive, and that other tenants may ***use their premises for any identical or similar purpose, subject to Section 24.21 hereof.*** ~~sell items identical or similar to those sold by Tenant.~~ Tenant hereby warrants that it has the full and unfettered right to use the Trade Name, set forth in Article I, for the entire Lease Term. ~~and that such use will not in any way infringe on the rights of others.~~ The Permitted Use is a material consideration to Tenant entering into this Lease so as to permit Landlord to maintain an appropriate tenant mix, or balance, both to the quality and quantity of sales, within the Center in order to achieve the maximum Gross Sales for all tenants and to assure the continued operation of a full service regional shopping center development.

The Premises shall not be used, whether by Tenant or any other party, for any of the following activities: (a) operation of an automated teller machine (ATM) or any other machine or device performing any of the functions typically performed by ATM's; (b) operation of one or more antennae for the purpose of distributing wireless frequency into the Common Areas of the Center; (c) display of signs, billboards or other advertising media not directly related to the conduct of Tenant's primary business; (d) operation of vending machines of any kind or character, unless (i) access to such machines is strictly limited to Tenant's employees only, and (ii) such machines are not visible to Tenant's customers or the public; or (e) any other activity that is not directly or integrally related to the conduct of Tenant's primary business activity or activities as described in Article I (Permitted Use) hereof.

Section 8.2. Prompt Occupancy and Use.

Subject to the terms of Section 8.3 hereof, Tenant will occupy the Premises upon the Commencement Date and thereafter continuously operate and conduct in one hundred percent (100%) of the Premises during each hour of the entire Lease Term when Tenant is required under this Lease to be open for business the business permitted under Section 8.1 hereof, ***adequately staffed and fixtured for the Permitted Use, as reasonably determined by Tenant.*** ~~with a full staff and full stock of merchandise, using only such minor portions of the Premises for storage and office purposes as are reasonably required.~~ The parties agree that: Landlord has relied upon Tenant's occupancy and operation in accordance with the foregoing provisions; because of the difficulty or impossibility of determining Landlord's damages which would result from Tenant's violation of such provisions, including but not limited to damages from loss of Percentage Rent from ~~Tenant and~~ other tenants, and diminished saleability, mortgageability and economic value, Landlord shall be entitled to liquidated damages if it elects to pursue such remedy; therefore for any day that Tenant does not fully comply with the provisions of this Section 8.2 the Minimum Annual Rent, prorated on a daily basis, shall be increased by twenty-five percent (25%), such increased sum representing the damages which the parties agree Landlord will suffer by Tenant's noncompliance. In addition to all other remedies, Landlord shall have the right to obtain specific performance by Tenant upon Tenant's failure to comply with the provisions of this Section 8.2.

Section 8.3. Conduct of Business.

Such business shall be conducted under the Trade Name set forth in Article I unless another name is previously approved in writing by the Landlord and in such manner as shall assure the transaction of a maximum volume of business in and at the Premises. Tenant's store shall be and remain open ***a minimum for forty (40) hours per week*** ~~from 10:00 A.M. until 9:30 P.M. each day of the week except Sunday, on Sunday from 12:00 P.M. until 6:00 P.M., and in addition, during all days, nights and hours (including Sundays as permitted by law) that any Major Tenant in the Center~~

~~(as referred to in Section 4.3 above) is open for business,~~ and such other days, nights and hours as Landlord shall approve in writing ***subject to legal holidays, emergencies, repairs, alterations (not to exceed five [5] days per year), interruptions in utility service and other disruptions to Tenant's business beyond Tenant's control.***

Section 8.4. Operation by Tenant.

Tenant covenants and agrees that it will: not place or maintain any ~~merchandise,~~ vending machines or other articles in any vestibule or entry of the Premises or outside the Premises; store garbage, trash, rubbish and other refuse in rat-proof and insect-proof containers inside the Premises, and remove the same frequently and regularly and, if directed by Landlord, by such means and methods and at such times and intervals as are designated by Landlord, all at Tenant's costs, including a pre-stocking charge for the removal of trash prior to the Commencement Date, and, upon Landlord's request, provide a Waste Profile Sheet or equivalent information concerning contents of trash; not permit any sound system audible or objectionable advertising medium visible outside the Premises; keep all mechanical equipment free of vibration and noise and in good working order and condition; not commit or permit waste or a nuisance upon the Premises; not permit or cause odors to emanate or be dispelled from the Premises; not solicit business in the Common Areas nor distribute advertising matter to, in or upon any Common Area; not permit the loading or unloading or the parking or standing of delivery vehicles outside any area designated therefor, nor permit any use of vehicles which will interfere with the use of any Common Areas; comply with all laws, recommendations, ordinances, rules and regulations of governmental, public, private and other authorities and agencies, including those with authority over insurance rates, with respect to the use or occupancy of the Premises, and including but not limited to the Americans with Disabilities Act of 1990 and the Williams-Steiger Occupational Safety and Health Act; light the show windows of the Premises and all signs each night of the year for not less than one (1) hour after the Premises is permitted to be closed; not permit any noxious, toxic or corrosive fuel or gas, dust, dirt or fly ash on the Premises; not place a load on any floor in the Center which exceeds the floor load per square foot which such floor was designed to carry. ~~store in the Premises only merchandise which Tenant intends to sell at, in or from the Premises, within a reasonable time after receipt thereof.~~

Landlord may make additional services, including but not limited to, music systems, pest control, trash removal, and/or trash compactor, cleaning, maintenance, and security, available to the Premises and, in such event, Tenant shall utilize such services, at Tenant's expense.

Section 8.5. Emissions and Hazardous Materials.

A. Emissions. Tenant shall not, without the prior written consent of Landlord:

(i) make, or permit to be made, any use of the Premises or any portion thereof which emits, or permits the emission of an unreasonable amount of dust, sweepings, dirt, cinders, fumes or odors into the atmosphere, the ground or any body of water, whether natural or artificial (including rivers, streams, lakes, ponds, dams, canals, or flood control channels), or which emits, or permits the emission of dust, sweepings, dirt, cinders, fumes or odors into the atmosphere, the ground or any body of water, whether natural or artificial (including rivers, streams, lakes, ponds, dams, canals, or flood control channels) which is in violation of any federal, state or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement;

(ii) permit any vehicle on the Premises to emit exhaust which is in violation of any federal, state or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement;

(iii) create, or permit to be created, any sound pressure level which will interfere with the quiet enjoyment of any real property adjacent to the Premises, or which will create a nuisance or violate any federal, state or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement;

(iv) transmit, receive, or permit to be transmitted or received any electromagnetic, microwave or other radiation which is harmful or hazardous to any person or property in, on or about the Premises, or anywhere else, or which interferes with the operation of any electrical, electronic, telephonic or other equipment wherever located, whether on the Premises or anywhere else;

(v) create, or permit to be created, any ground vibration that is discernible outside the Premises; or

(vi) produce or permit to be produced any intense glare, light or heat except within an enclosed or screened area and then only in such manner that the glare, light or heat shall not be discernible outside the Premises.

B. Hazardous Material.

Tenant shall not, without the prior written consent of Landlord, cause or permit, knowingly or unknowingly, any Hazardous Material (hereinafter defined) to be brought or remain upon, kept, used, discharged, leaked, or emitted in or about, or treated at the Premises ***in violation of any applicable local, state or federal laws.*** As used in this Lease, "Hazardous Material(s)" shall mean any hazardous, toxic or radioactive substance, material, matter or waste which is or becomes regulated by any federal, state or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement, and shall include asbestos, petroleum products and the terms "Hazardous Substance" and "Hazardous Waste" as defined in the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act ("RCRA"), as amended, 42 U.S.C. 6901 et seq. To obtain Landlord's consent, Tenant shall have an "Environmental Audit" prepared by a Qualified Engineer or Environmental Professional for Landlord's review to be relied upon by Landlord and for Landlord's use. Such Environmental Audit shall list: (1) the name(s) of each Hazardous Material and a Material Safety

Data Sheet (MSDS) as required by the Occupational Safety and Health Act; (2) the volume proposed to be used, stored and/or treated at the Premises (monthly); (3) the purpose of such Hazardous Material; (4) the proposed on-premises storage location(s); (5) the type and description of such storage area(s); (6) the location of sanitary and storm drains; (7) the name(s) of the proposed off-premises disposal entity; and (8) an emergency preparedness plan in the event of a release. Additionally, the Environmental Audit shall include copies of all required federal, state, and local permits concerning or related to the proposed use, storage, or treatment of Hazardous Materials at the Premises. Tenant shall submit a new Environmental Audit whenever it proposes to use, store, or treat a new Hazardous Material at the Premises or when the volume of existing Hazardous Materials to be used, stored, or treated at the Premises expands by ten percent (10%) during any thirty (30) day period. If Landlord in its reasonable judgment finds the Environmental Audit acceptable, then Landlord shall deliver to Tenant Landlord's written consent. ***Notwithstanding the foregoing, Landlord hereby consents to Tenant's use of typical office supplies in connection with the Permitted Use provided such supplies are used in accordance with all applicable laws.*** Notwithstanding such consent, Landlord may revoke its consent upon: (1) Tenant's failure to remain in full compliance with applicable environmental permits and/or any other requirements under any federal, state, or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement (including but not limited to CERCLA and/or RCRA), related to environmental safety, human health, or employee safety; (2) the Tenant's business operations pose or potentially pose a human health risk to other tenants; or (3) the Tenant expands its use, storage, or treatment of Hazardous Materials in a manner inconsistent with the safe operation of a shopping center. Should Landlord consent in writing to Tenant bringing, using, storing or treating any Hazardous Material in or upon the Premises, Tenant shall strictly obey and adhere to any and all federal, state or local laws, ordinances, orders, rules, regulations, codes or any other governmental restrictions or requirements (including but not limited to CERCLA and/or RCRA), which in any way regulates, governs or impacts Tenant's possession, use, storage, treatment or disposal of said Hazardous Material. In addition, Tenant represents and warrants to Landlord that: (1) Tenant shall apply for and remain in compliance with applicable RCRA and state permits; (2) Tenant shall report to applicable governmental authorities any release of reportable quantities of a hazardous substance(s) as mandated by Section 103(a) of CERCLA; (3) Tenant, within five (5) days of receipt, shall send to Landlord a copy of any notice, order, inspection report, or other document issued by any governmental authorities relevant to the Tenant's compliance status with environmental or health and safety laws; and, (4) Tenant shall remove from the Premises all Hazardous Materials at the termination of this Lease.

In addition to, and in no way limiting, Tenant's duties and obligations as set forth in Section 11.6 of this Lease, should Tenant breach any of its duties and obligations as set forth in this Section 8.5 of this Lease, or if the presence of any Hazardous Material on the Premises ***in violation of any applicable local, state or federal laws and which was caused by Tenant*** results in contamination of the Premises, the Center, any land other than the Center, the atmosphere, or any water or waterway (including groundwater), ~~or if contamination of the Premises or of the Center by any Hazardous Material otherwise occurs for which Tenant is otherwise legally liable to Landlord for damages resulting therefrom,~~ Tenant shall indemnify, save harmless and, at Landlord's option and with attorneys approved in writing by Landlord, defend Landlord, ~~and its contractors, agents, employees, partners, officers, directors,~~ and *its* mortgagees, if any, from any and all claims, demands, damages, expenses, fees, costs, fines, penalties, suits, proceedings, actions, causes of action, and losses of any and every kind and nature (including, without limitation, diminution in value of the Premises or the Center, damages for the loss or restriction on use of the rentable or usable space or of any amenity of the Premises or the Center, damages arising from any adverse impact on marketing space in the Center, and sums paid in settlement of claims and for attorney's fees, consultant fees and expert fees, which may arise during or after the Lease Term or any extension thereof as a result of such contamination). This includes, without limitation, costs and expenses, incurred in connection with any investigation of site conditions or any cleanup, remedial, removal or restoration work required by any federal, state or local governmental agency or political subdivision because the presence of Hazardous Material on or about the Premises or the Center ***in violation of any applicable local, state or federal laws and which was caused by Tenant.*** ~~, or because of the presence of Hazardous Material anywhere else which came or otherwise emanated from Tenant or the Premises.~~ Without limiting the foregoing, if the presence of any Hazardous Material on or about the Premises or the Center caused or permitted by Tenant results in any contamination of the Premises or the Center, Tenant shall, at its sole expense, promptly take all actions and expense as are necessary to return the Premises and/or the Center to the condition existing prior to the introduction of any such Hazardous Material to the Premises or the Center; provided, however, that Landlord's approval of such actions shall first be obtained in writing.

<u>Section 8.6.</u> <u>Painting, Decorating, Displays, Alterations.</u>

Tenant will not paint, decorate or change the architectural treatment of any part of the exterior of the Premises nor any part of the interior of the Premises visible from the exterior nor make any structural alterations, additions or changes in the Premises without Landlord's written approval thereto, and will promptly remove any paint, decoration, alteration, addition or changes applied or installed without Landlord's approval and restore the Premises to an acceptable condition or take such other action with respect thereto as Landlord directs.

Tenant will install and maintain at all times, subject to the other provisions of this Section 8.6, ~~merchandise displays in any show windows on the Premises;~~ the arrangement, style, color and general appearance thereof and of displays in the interior of the Premises which are visible from the exterior, including, but not limited to, window displays, advertising matter, signs, ~~merchandise~~ and store fixtures, shall be maintained in keeping with the character and standards of the Center.

<u>Section 8.7.</u> <u>Other Operations</u>. ***INTENTIONALLY DELETED.***

<u>Section 8.8.</u> <u>Sales and Dignified Use.</u>

Tenant shall continuously and without interruption ***(subject to Section 8.3) hereof***, throughout the Lease Term in good faith, actively use, occupy and operate the entire Premises, with fixtures and decor, ~~an inventory of goods and merchandise~~ and a staff of ~~sales~~ personnel adequate, sufficient and appropriate to operate the Premises as a "first-class", "high-quality", ~~"fashionable" store or~~ business ~~(as opposed to a "general", "promotional" or "self service" store or~~

~~business)~~ as those standards of operation may be interpreted from time to time during the Lease Term. The foregoing description is intended only as a description of the general quality of the ~~merchandise or~~ services Tenant may *offer* ~~sell~~ and the general quality of customer service, ~~merchandising,~~ fixturing and decor Tenant must maintain in the operation of the Premises. ~~The foregoing description is not intended by Landlord and will not be enforced to affect the retail selling price of Tenant's merchandise or services.~~ Tenant shall operate its business at the Premises in a respectable, reputable, tasteful, competent and dignified manner in order to enhance the image of the Center as a whole and its reputation as a dignified and desirable place to shop. ~~and to achieve the maximum volume of sales so that Landlord will receive the maximum amount of Percentage Rent from Tenant or percentage rent from other tenants and occupants of the Center.~~ No public or private auction or any fire, "going out of business," bankruptcy or similar sales or auctions shall be conducted in or from the Premises and the Premises shall not be used in a disreputable or immoral manner or in violation of national, state or local laws.

Section 8.9. Rules and Regulations.

Tenant shall comply with the following rules and regulations and any amendments thereto as developed by Center management: (i) Tenant shall advise and cause its vendors to deliver all merchandise before noon on Mondays through Fridays, not at other times; (ii) all deliveries are to be made to designated service or receiving areas and Tenant shall request delivery trucks to approach their service or receiving areas by designated service routes and drives; (iii) tractor trailers which must be unhooked or parked must use steel plates under dolly wheels to prevent damage to the asphalt paving surface. In addition, wheel blocking must be available for use. Tractor trailers are to be removed from the loading areas after unloading. No parking or storing of such trailers will be permitted in the Center; (iv) except for small parcel packages, no deliveries will be permitted through the malls unless Tenant does not have a rear service door. In such event, prior arrangements must be made with the Mall Manager for delivery. Merchandise being received shall immediately be moved into Tenant's Premises and not be left in the service or receiving areas; (v) Tenant is responsible for storage and removal of its trash, refuse and garbage. Tenant shall not dispose of the following items in sinks or commodes: plastic products (plastic bags, straws, boxes); sanitary napkins; tea bags; cooking fats, cooking oils; any meat scraps or cutting residue; petroleum products (gasoline, naptha, kerosene, lubricating oils); paint products (thinner, brushes); or any other item which the same are not designed to receive. All Store Floor Area of Tenant, including vestibules, entrances and returns, doors, fixtures, windows and plate glass, shall be maintained in a safe, neat and clean condition; (vi) other than as permitted under the provisions of the Lease, Tenant shall not permit or suffer any advertising medium to be placed on mall walls, on Tenant's mall or exterior windows, on standards in the mall, on the sidewalks or on the parking lot areas or light poles. No permission, expressed or implied, is granted to exhibit or display any banner, pennant, sign, and trade or seasonal decoration of any size, style or material within the Center, outside the Premises; (vii) Tenant shall not permit or suffer the use of any advertising medium which can be heard or experienced outside of the Premises, including, without limiting the generality of the foregoing, flashing lights, searchlights, loud speakers, phonographs, radios or television. No radio, television, or other communication antenna equipment or device is to be mounted, attached, or secured to any part of the roof, exterior surface, or anywhere outside the Premises, unless Landlord has previously given its written consent; ~~(viii) Tenant shall not permit or suffer merchandise of any kind at any time to be placed, exhibited or displayed outside its Premises, nor shall Tenant use the exterior sidewalks or exterior walkways of its Premises to display, store or place any merchandise. No sale of merchandise by tent sale, truck load sale or the like, shall be permitted on the parking lot or other Common Areas;~~ (*viii*) Tenant shall not permit or suffer any portion of the Premises to be used for lodging purposes, nor conduct or permit any unusual firing, explosion or other damaging or dangerous hazard within the Premises or the Common Areas; (*ix*) Tenant shall not permit or suffer any portion of the Premises to be used for any warehouse operation, or any assembling, manufacturing, distilling, refining, smelting, industrial, agricultural, drilling or mining operation, adult bookstore or cinema, peepshow, entertainment or sale of products of an obscene or pornographic nature or predominately sexual nature; (*x*) Tenant shall not, in or on any part of the Common Areas: (a) vend, peddle or solicit orders for sale or distribution of any merchandise, device, service, periodical, book, pamphlet or other matter whatsoever; (b) exhibit any sign, placard, banner, notice or other written material, except for activities as approved in writing by Landlord; (c) distribute any circular, booklet, handbill, placard or other material, except for activities as approved in writing by Landlord; (d) solicit membership in any organization, group or association or contribution for any purpose; (e) create a public or private nuisance; (f) use any Common Areas (including the open air mall) for any purpose when none of the other retail establishments within the Center is open for business or employment, except for activities as approved in writing by Landlord; (g) throw, discard or deposit any paper, glass or extraneous matter of any kind except in designated receptacles, or create litter or hazards of any kind; (h) deface, damage or demolish any sign, light standard or fixture, landscaping materials or other improvement within the Center, or the property of customers, business invitees or employees situated within the Center.

ARTICLE IX

MAINTENANCE OF LEASED PREMISES

Section 9.1. Maintenance by Landlord.

Landlord shall keep or cause to be kept the foundations, roof and structural portions of the walls of the Premises in good order, repair and condition except for damage thereto due to the acts or omissions of Tenant, its agents, employees or invitees. The foregoing provision shall not prejudice Landlord's right to include the cost of maintaining the roof over the Premises within the provisions of Article VI of this Lease. Landlord shall commence required repairs as soon as reasonably practicable after receiving written notice from Tenant thereof. This Section 9.1 shall not apply in case of damage or destruction by fire or other casualty or condemnation or eminent domain, in which events the obligations of Landlord shall be controlled by Article XVI and XVII. Except as provided in this Section 9.1 Landlord shall not be obligated to make repairs, replacements or improvements of any kind upon the Premises, or to any equipment, ~~merchandise,~~ stock in trade, facilities or fixtures therein, all of which shall be Tenant's responsibility, but Tenant shall give Landlord prompt written notice of any accident, casualty, damage or other similar occurrence in or to the Premises or the Common Areas of which Tenant has knowledge.

Section 9.2. Maintenance by Tenant.

Tenant shall at all times, at Tenant's sole cost and expense, keep the Premises (including all entrances and vestibules) and all partitions, window and window frames and mouldings, glass, store fronts, doors, door openers, fixtures, equipment and appurtenances thereof (including lighting, heating, electrical, plumbing, ventilating and air conditioning fixtures and systems and other mechanical equipment and appurtenances) and all parts of the Premises, and parts of Tenant's Work not on the Premises, not required herein to be maintained by Landlord, in good order, condition and repair and clean, orderly, sanitary and safe, damage by unavoidable casualty excepted, (including but not limited to doing such things as are necessary to cause the Premises to comply with applicable laws, ordinances, rules, regulations and orders of governmental and public bodies and agencies, such as but not limited to the Americans with Disabilities Act of 1990 and the Williams-Steiger Occupational Safety and Health Act). If replacement of equipment, fixtures and appurtenances thereto is necessary, Tenant shall replace the same with new or completely reconditioned equipment, fixtures and appurtenances, and repair all damages done in or by such replacement. If Tenant fails to perform its obligations hereunder, Landlord without notice may, but shall not be obligated to, perform Tenant's obligations or perform work resulting from Tenant's acts, actions or omissions and add the cost of the same to the next installment of Minimum Monthly Rent due hereunder.

Section 9.3. Surrender of Premises.

At the expiration of the Lease Term, Tenant shall surrender the Premises in the same condition as they were required to be in on the ***Commencement Date.*** ~~Required Completion Date~~, reasonable wear and tear and damage by unavoidable casualty excepted, and deliver all keys for, and all combinations on locks, safes and vaults in, the Premises to Landlord at Landlord's notice address as specified in Section 1.1 or, at Landlord's option, to the office of the Center's general manager.

ARTICLE X

ALTERATIONS AND TENANT'S LIENS

Section 10.1. Remodeling. ***INTENTIONALLY DELETED.***

Section 10.2. Removal and Restoration by Tenant.

All alterations, changes and additions and all improvements, including leasehold improvements, made by Tenant whether part of Tenant's Work or not ***(but specifically excluding any trade fixtures, appliances or personal property of a non-structural nature which are specific to Tenant's business)***, shall immediately upon installation attach to the fee and become Landlord's property and shall not be removed unless replaced by like property. If Tenant fails to remove any shelving, decorations, equipment, trade fixtures or personal property from the Premises prior to the end of the Lease Term, they shall become Landlord's property and Tenant shall repair or pay for the repair of any damage done to the Premises resulting from removing same but not for painting or redecorating the Premises.

Section 10.3. Tenant's Liens.

A. Tenant shall not suffer any mechanics' or materialmen's lien to be filed against the Premises or the Center by reason of work ***which work, labor, services or materials were caused by Tenant to be performed to Premises***, labor, services or materials performed or furnished to Tenant or anyone holding any part of the Premises under Tenant. If any such lien shall at any time be filed as aforesaid, Tenant may contest the same in good faith, but, notwithstanding such contest, Tenant shall, within ***thirty (30)*** days after the filing thereof, cause such lien to be released of record by payment, bond, order of a court of competent jurisdiction, or otherwise. In the event of Tenant's failure to release of record any such lien within the aforesaid period, Landlord may remove said lien by paying the full amount thereof or by bonding or in any other manner Landlord deems appropriate, without investigating the validity thereof, and irrespective of the fact that Tenant may contest the propriety or the amount thereof, and Tenant, upon demand, shall pay Landlord the amount so paid out by Landlord in connection with the discharge of said lien, together with interest thereon at the rate of twelve percent (12%) per annum and reasonable expenses incurred in connection therewith, including reasonable attorneys' fees, which amounts are due and payable to Landlord as additional rent on the first day of the next following month. Landlord shall have the right to deduct the expenses incurred by Landlord pursuant to this Section 10.3 from Landlord's contribution towards Tenant's Work, if any. Nothing contained in this Lease shall be construed as a consent on the part of Landlord to subject Landlord's estate in the Premises to any lien or liability under the lien laws of the State where the Center is located. Tenant's obligation to observe and perform any of the provisions of this Section 10.3 shall survive the expiration of the Lease Term or the earlier termination of this Lease.

B. Tenant shall not create or suffer to be created a security interest or other lien against any ***attached*** improvements, additions or other construction made by Tenant in or to the Premises ~~or against any equipment or fixtures installed by Tenant therein (other than Tenant's property)~~, and should any security interest be created in breach of the foregoing, Landlord shall be entitled to discharge the same by exercising the rights and remedies afforded it under paragraph A of this Section.

ARTICLE XI

INSURANCE

Section 11.1. By Landlord.

Landlord shall carry commercial general liability insurance (either through the purchase of insurance or a self-insurance plan) on those portions of the Common Areas included in Landlord's Tract providing coverage of not less than $5,000,000.00 against liability for bodily injury including death and personal injury for any one (1) occurrence and $1,000,000.00 property damage insurance, or combined single limit insurance in the amount of $5,000,000.00.

Landlord shall also carry insurance for fire, extended coverage, vandalism, malicious mischief and other endorsements deemed advisable by Landlord, insuring all improvements on Landlord's Tract, including the Premises and all leasehold improvements thereon and appurtenances thereto (excluding Tenant's ~~merchandise,~~ trade fixtures, furnishings, equipment, personal property and excluding plate glass) for the full insurable value thereof, with such deductibles as Landlord deems advisable, such insurance coverage to ***name Tenant as an additional insured and*** include improvements provided by Tenant as set forth in Exhibit "B" and "B-2" as Tenant's Work (excluding wall covering, floor covering, carpeting and drapes) and Landlord's Work as defined in Exhibit "B."

Section 11.2. By Tenant.

Tenant agrees to carry commercial general liability insurance on the Premises during the Lease Term, covering the Tenant and naming the Landlord, Simon Property Group, Inc., Lauth Property Group, Inc., and the property management company as additional insureds with ~~terms and~~ companies ***licensed in the state where the Center is located,*** ~~satisfactory to Landlord,~~ on an Occurrence form with a limit of not less than $1,000,000.00 for any one (1) occurrence, together with Umbrella or Excess insurance in an amount of not less than $2,000,000.00. Tenant's insurance will include contractual liability coverage recognizing this Lease, products and completed operations liability and providing that Landlord and Tenant shall be given a minimum of ***thirty (30)*** days written notice by the insurance company prior to cancellation, termination or change in such insurance. Tenant also agrees to carry insurance against fire and such other risks as are from time to time required by Landlord, including, but not limited to, a standard "All-Risk" policy of property insurance protecting against all risk of physical loss or damage, including without limitation, sprinkler leakage coverage and plate glass insurance covering all plate glass in the Premises (including store fronts), in amounts not less than the actual replacement cost, covering all of Tenant's ~~merchandise,~~ trade fixtures, furnishing, wall covering, floor covering, carpeting, drapes, equipment and all items of personal property of Tenant located on or within the Premises. Upon the Commencement Date and annually thereafter, Tenant shall provide Landlord with certificates or, at Landlord's request, copies of the policies, evidencing that such insurance is in full force and effect and stating the terms thereof, including all endorsements at the following address (or such other address as Landlord may notify Tenant): Gallagher Pipino, 7600 Market Street, PO Box 3849, Youngstown, Ohio 44513-3849. The minimum limits of the commercial general liability policy of insurance shall in no way limit or diminish Tenant's liability under Section 11.6 hereof and shall be subject to increase at any time, and from time to time, after the commencement of the fifth (5th) year of the Lease Term if Landlord in the exercise of its reasonable judgment shall deem same necessary for adequate protection. Within thirty (30) days after demand therefor by Landlord, Tenant shall furnish Landlord with evidence that it has complied with such demand. Prior to the Commencement Date, Tenant's insurance coverage shall be governed by the provisions of Exhibit "B".

Notwithstanding the above mentioned commercial general liability insurance policy limit for Tenant, if Tenant after obtaining Landlord's prior written consent, does or intends to bring, possess, use, store, treat or dispose any Hazardous Material (herein defined) in or upon the Premises or Center, Landlord shall have the right, as a condition to such consent, to require Tenant to purchase additional public liability insurance with coverage of no less than Five Million and 00/100 Dollars ($5,000,000.00) and to purchase environmental impairment liability insurance with coverage of no less than Five Million and 00/100 Dollars ($5,000,000.00) with a deductible of no greater than Fifty Thousand and 00/100 Dollars ($50,000.00) to insure that anything contaminated with or by the Hazardous Material be removed from the Premises and/or the Center, and that the Premises and/or the Center be restored to a clean, neat, attractive, healthy, sanitary and non-contaminated condition.

Section 11.3. Mutual Waiver of Subrogation Rights.

Landlord and Tenant and all parties claiming, by, through or under them mutually release and discharge each other from all claims and liabilities arising from or caused by any casualty or hazard covered or required hereunder to be covered in whole or in part by insurance on the Premises or in connection with property on or activities conducted on the Premises, and waive any right of subrogation which might otherwise exist in or accrue to any person on account thereof and further agree to evidence such waiver by endorsement to the required insurance policies, provided that such release shall not operate in any case where the effect is to invalidate or increase the cost of such insurance coverage (provided that in the case of increased cost, the other party shall have the right, within thirty (30) days following written notice, to pay such increased cost thereby keeping such release and waiver in full force and effect).

Section 11.4. Waiver.

Unless due to the sole negligence of Landlord, its agents or employees, Landlord, its agents and employees, shall not be liable for, and Tenant waives all claims for, loss or damage, including but not limited to consequential damages, to person, property or otherwise, sustained by Tenant or any person claiming through Tenant resulting from any accident, casualty or occurrence in or upon any part of the Center including, but not limited to, claims for damage resulting from: (a) any equipment or appurtenances becoming out of repair; (b) Landlord's failure to keep any part of the Center in repair; (c) injury done or caused by wind, water, or other natural element; (d) any defect in or failure of plumbing, heating or air conditioning equipment, electric wiring or installation thereof, gas, water, and steam pipes, stairs, porches, railings or walks; (e) broken glass; (f) the backing up of any sewer pipe or downspout; (g) the bursting, leaking or running of any tank, tub, washstand, water closet, waste pipe, drain or any other pipe or tank in, upon or about the Premises; (h) the escape of steam or hot water; (i) water, snow or ice upon the Premises; (j) the falling of any fixture, plaster or stucco; (k) damage to or loss by theft or otherwise of property of Tenant or others; (l) acts or omissions of persons in the Premises, other tenants in the Center, occupants of nearby properties, or any other persons; and (m) any act or omission of owners of adjacent or contiguous property, or of Landlord, its agents or employees. All property of Tenant kept in the Premises shall be so kept at Tenant's risk only and Tenant shall save Landlord harmless from claims arising out of damage to the same, including subrogation claims by Tenant's insurance carrier.

Section 11.5. Insurance - Tenant's Operation.

Tenant will not do or suffer to be done anything which will contravene Landlord's insurance policies or prevent Landlord from procuring such policies in amounts and companies selected by Landlord. If anything done, omitted to be

done or suffered to be done by Tenant in, upon or about the Premises shall cause the rates of any insurance effected or carried by Landlord on the Premises or other property to be increased beyond the regular rate from time to time applicable to the Premises for use for the purpose permitted under this Lease, or such other property for the use or uses made thereof, Tenant will pay the amount of such increase promptly upon Landlord's demand and Landlord shall have the right to correct any such condition at Tenant's expense. In the event that this Lease so permits and Tenant engages in the preparation of food or packaged foods or engages in the use, sale or storage of inflammable or combustible material, Tenant shall install chemical extinguishing devices (such as ansul) approved by Underwriters Laboratories and Factory Mutual and the installation thereof must be approved by the appropriate local authority. Tenant shall keep such devices under service as required by such organizations. If gas is used in the Premises, Tenant shall install gas cut-off devices (manual and automatic).

Section 11.6. Indemnification.

Subject to Section 11.3 and unless due to the sole negligence of Landlord or its agents or employees, Tenant shall save harmless, indemnify, and at Landlord's option, defend Landlord, its agents and employees, and mortgagee, if any, from and against any and all liability, liens, claims, demands, damages, expenses, fees, costs, fines, penalties, suits, proceedings, actions and causes of action of any and every kind and nature arising ~~or growing out of or in any way connected with~~ ***from*** Tenant's use, occupancy, management or control of the Premises or Tenant's operations, conduct or activities in the Center.

ARTICLE XII

OFFSET STATEMENT, ATTORNMENT, SUBORDINATION

Section 12.1. Offset Statement.

Within ten (10) days after Landlord's written request Tenant shall deliver, executed in recordable form, a declaration to any person designated by Landlord: (a) ratifying this Lease; (b) stating the commencement and termination dates; and (c) certifying (i) that this Lease is in full force and effect and has not been assigned, modified, supplemented or amended (except by such writings as shall be stated), (ii) that all conditions under this Lease to be performed by Landlord have been satisfied (stating exceptions, if any), (iii) that no defenses or offsets against the enforcement of this Lease by Landlord exist (or stating those claimed), (iv) as to advance rent, if any, paid by Tenant, (v) the date to which rent has been paid, (vi) as to the amount of security deposited with Landlord, and such other information as Landlord reasonably requires. Persons receiving such statements shall be entitled to rely upon them.

Section 12.2. Attornment.

Tenant shall, in the event of a sale or assignment of Landlord's interest in the Premises or the building in which the Premises is located or this Lease or Landlord's Tract, or if the Premises or such building comes into the hands of a mortgagee, ground lessor or any other person whether because of a mortgage foreclosure, exercise of a power of sale under a mortgage, termination of the ground lease, or otherwise, attorn to the purchaser or such mortgagee or other person and recognize the same as Landlord hereunder. Tenant shall execute, at Landlord's request, any attornment agreement required by any mortgagee, ground lessor or other such person to be executed, containing such provisions as such mortgagee, ground lessor or other person requires, ***provided Tenant receives an executed non-disturbance agreement from such mortgagee, ground lessor or other person***.

Section 12.3. Subordination.

A. Mortgage. This Lease shall be secondary, junior and inferior at all times to the lien of any mortgage and to the lien of any deed of trust or other method of financing or refinancing (hereinafter collectively referred to as "mortgage") now or hereafter existing against all or a part of Landlord's Tract, and to all renewals, modifications, replacements, consolidations and extensions thereof, and Tenant shall execute and deliver all documents requested by any mortgagee or security holder to effect such subordination; ***provided, that any subordination documents requiring Tenant's attornment shall also include a non-disturbance agreement with respect to Tenant's quiet enjoyment of the Premises provided that Tenant's obligations under this Lease shall not be increased in any material way.*** Tenant shall execute, at Landlord's request, any subordination agreement required by any mortgagee, ground lessor or other such person to be executed, containing such provisions as such mortgagee, ground lessor or other person requires ***provided that Tenant's obligations under this Lease shall not be increased in any material way. Tenant's right to quiet possession of the Premises shall not be disturbed if Tenant pays the rent and performs Tenant's obligations under this Lease.***

B. Construction, Operation and Reciprocal Easement Agreements. This Lease is subject and subordinate to one (1) or more construction, operation, reciprocal easement or similar agreements (hereinafter referred to as "Operating Agreements") entered into or hereafter to be entered into between Landlord and other owners or lessees of real estate (including but not limited to owners and operators of department stores) within or near the Center (which Operating Agreements have been or will be recorded in the official records of the County wherein the Center is located) and to any and all easements and easement agreements which may be or have been entered into with or granted to any persons heretofore or hereafter, whether such persons are located within or upon the Center or not, and Tenant shall execute such instruments as Landlord requests to evidence such subordination; ***provided that any subordination documents requiring Tenant's attornment shall also include a non-disturbance agreement with respect to Tenant's quiet enjoyment of the Premises.***

Section 12.4. Failure to Execute Instruments.

Tenant's failure to execute instruments or certificates provided for in this Article XII within fifteen (15) days after the mailing by Landlord of a written request ~~shall be a default under this Lease~~ ***shall be deemed an acknowledgement by Tenant that such documents are true and correct, however, in the event Landlord, or a third***

party (such as a lender), requires that such instrument or certificate be executed by Tenant and Tenant fails to do so within fifteen (15) days after Landlord's request, such failure shall be a default under this Lease.

ARTICLE XIII

ASSIGNMENT, SUBLETTING AND CONCESSIONS

Section 13.1. Consent Required.

Tenant shall not sell, assign or in any manner transfer this Lease or any interest therein, nor sublet all or any part of the Premises, nor license concessions nor lease departments therein, without Landlord's prior written consent in each instance, ***which consent shall not be unreasonably withheld provided Tenant and/or its transferee comply with the conditions set forth in subparagraphs 1-6 hereof.*** Under no circumstances shall Tenant mortgage, pledge or otherwise collaterally transfer its interest in this Lease. Consent by Landlord to any assignment or subletting shall not waive the necessity for consent to any subsequent assignment or subletting. This prohibition shall include a prohibition against any subletting or assignment by operation of law. If this Lease is assigned or the Premises or any part sublet or occupied by anybody other than Tenant, Landlord may collect rent from the assignee, subtenant or occupant and apply the same to the rent herein reserved, but no such assignment, subletting, occupancy or collection of rent shall be deemed a waiver of any restrictive covenant contained in this Section 13.1 or the acceptance of the assignee, subtenant or occupant as tenant, or a release of Tenant from the performance by Tenant of any covenants on the part of Tenant herein contained. Any assignment: (a) as to which Landlord has consented; or (b) which is required by reason of a final nonappealable order of a court of competent jurisdiction; or (c) which is made by reason of and in accordance with the provisions of any law or statute, including, without limitation, the laws governing bankruptcy, insolvency or receivership shall be subject to all terms and conditions of this Lease, and shall not be effective or deemed valid unless, at the time of such assignment:

1. Each assignee or sublessee shall agree, in a written agreement satisfactory to Landlord, to assume and abide by all of the terms and provisions of this Lease, including those which govern the Permitted Uses of the Premises as described in Article I herein; and

2. Each assignee or sublessee has submitted a current financial statement, audited by a certified public accountant, showing a net worth and working capital in amounts determined by Landlord to be sufficient to assure the future performance by such assignee or sublessee of Tenant's obligations hereunder; and

3. Each assignee or sublessee has submitted, in writing, evidence satisfactory to Landlord of substantial ~~retailing~~ experience in shopping centers of comparable size to the Center ~~and in the sale of merchandise~~ and *in the* services permitted under Article I of this Lease; and

4. The business reputation of each assignee or sublessee shall meet or exceed generally acceptable commercial standards; and

5. The use of the Premises by each assignee or sublessee shall not violate, or create any potential violation of applicable laws, codes or ordinances, nor violate any other agreements affecting the Premises, Landlord or other tenants in the Center.

6. Tenant shall pay Landlord an Assignment Fee as reimbursement to Landlord for administrative and legal expenses incurred by Landlord in connection with any assignment or subletting. The Assignment Fee initially will be One Thousand and 00/100 Dollars ($1,000.00) and shall increase by One Hundred and 00/100 Dollars ($100.00) at the end of each full Lease Year of the Lease Term.

In the event of any assignment or subletting as provided above, there shall be paid to Landlord, in addition to the Minimum Annual Rent and other charges due Landlord pursuant to this Lease, such additional consideration as shall be attributable to the right of use and occupancy of the Premises, whenever the same is receivable by Tenant, together with, as additional rent, ~~the greatest of (i)~~ the excess, if any, of the rent and other charges payable by the assignee or sublessee over the Minimum Annual Rent and other charges payable under the Lease to Landlord by Tenant pursuant to this Lease. ~~(ii) the highest Percentage Rent payable under the Lease by Tenant during the three (3) Lease Years immediately preceding such assignment or subletting, or (iii) the increase in the Consumer Price Index (as defined in Section 14.1) since the Commencement Date.~~ Such additional rent shall be paid to Landlord concurrently with the payments of Minimum Annual Rent required under this Lease, and Tenant shall remain primarily liable for such payments. Notwithstanding any assignment or subletting, Tenant shall remain fully liable on this Lease and for the performance of all terms, covenants and provisions of this Lease.

Neither Tenant nor any other person having an interest in the possession, use, occupancy or utilization of the Premises shall enter into any lease, sublease, license, concession, assignment or other agreement for use, occupancy or utilization for space in the Premises which provides for rental or other payment for such use, occupancy, or utilization based in whole or in part on the net income or profits derived by any person from the part leased, used, occupied or utilized (other than an amount based on a fixed percentage or percentages of receipts or sales), and that any such proposed lease, sublease, license, concession, assignment or other agreement shall be absolutely void and ineffective as a conveyance of any right or interest in the possession, use, occupancy or utilization of any part of the Premises.

Section 13.2. Change in Ownership.

If Tenant *or its parent corporation,* or the guarantor of this Lease, if any, is a corporation the stock of which is not traded on any national securities exchange (as defined in the Securities Exchange Act of 1934, as amended), then the following shall constitute an assignment of this Lease for all purposes of this Article XIII: (i) the merger, consolidation or reorganization of such corporation; and/or (ii) the sale, issuance, or transfer, cumulatively or in one transaction, of any voting stock, by Tenant *or its parent corporation,* or the guarantor of this Lease or the stockholders of record of either as of the date of this Lease, which results in a change in the voting control of Tenant *or its parent corporation,* or the guarantor of this Lease, except any such transfer by inheritance or testamentary disposition to Tenant's heirs at law. If Tenant *or its parent corporation,* or the guarantor of this Lease, if any, is a joint venture, partnership or other association, then for all purposes of this Article XIII, the sale, issuance or transfer, cumulatively or in one transaction, of either voting control or of a twenty-five percent (25%) interest, or the termination of any joint venture, partnership or other association, shall constitute an assignment, except any such transfer by inheritance or testamentary disposition to Tenant's heirs at law. *Notwithstanding the above, Tenant may, without Landlord's consent, sublease or assign this Lease or sublet the Premises in whole to any successor or other entity resulting from a merger, consolidation or restructuring of Tenant or any entity which controls is controlled by or is under common control with Tenant provided (i) such assignment or sublease is subject to the terms of Section 13.1 subparagraphs 1-6 above; (ii) at the time of such proposed assignment or subletting, Tenant is not in default of any terms, covenants or conditions of this Lease beyond notice and the expiration of any applicable cure period; (iii) the proposed assignee shall agree in writing to assume all of the terms, covenants and conditions to be performed by Tenant hereunder; (iv) the proposed assignee or subtenant shall have a net worth equal to or greater than the net worth which Tenant has as of the date of this Lease; and (v) Tenant shall not be released of any of its obligations hereunder.*

Section 13.3. Right of Recapture.

If Tenant agrees to assign this Lease or to sublet all or any portion of the Premises, Tenant shall deliver to Landlord executed counterparts of any such agreement and all ancillary agreements with the proposed assignee or subtenant prior to the effective date thereof (the "Effective Date"). *Except for permitted transfers which do not require Landlord's consent and transfers to which Landlord has consented,* Landlord shall have the right to do any of the following by giving Tenant written notice thereof within thirty (30) days after receiving all of the foregoing documents:

1. With respect to a proposed assignment of this Lease or a proposed subletting of the entire Premises, Landlord shall have the right to terminate this Lease on the Effective Date as if such date were the expiration date of the Lease Term;

2. With respect to a proposed subletting of less than the entire Premises, Landlord shall have the right to terminate this Lease as to the portion of the Premises affected by such subletting on the Effective Date as if such date were the expiration date of the Lease Term, in which case Tenant shall promptly execute and deliver to Landlord an appropriate amendment of this Lease and other documentation in form satisfactory to Landlord in all respects.

If Landlord terminates this Lease as to only a portion of the Premises pursuant to this Section 13.3, then the Minimum Annual Rent and additional rent shall be adjusted by Landlord in proportion to the area of the Premises affected by such partial termination. If Landlord exercises any of its rights under this Section 13.3, Landlord may thereafter lease the Premises or any portion thereof to Tenant's proposed assignee or subtenant, as the case may be, without any liability to Tenant. If Landlord does not exercise its rights under this Section 13.3 within such thirty (30) day period, such rights shall be deemed waived, but Tenant shall nevertheless be required to fulfill all of the other requirements of this Lease, including Tenant's obligation to obtain Landlord's consent to such proposed assignment or sublease pursuant to this Article XIII. Landlord's rights under this Section 13.3 shall apply to any further subletting or assignment notwithstanding Landlord's consent to any proposed assignment or sublease. If Tenant subleases or assigns any interest in the Premises without the consent of Landlord as required herein, Landlord shall be entitled, without waiving any of Landlord's other rights or remedies hereunder, to all economic consideration received by Tenant as a result thereof.

Notwithstanding anything to the contrary contained in this Section 13.3, in the event Landlord elects to terminate the Lease pursuant to this Section, Tenant shall have the right, upon written notice to Landlord given not later than fifteen (15) days following Landlord's notice of termination, to nullify Landlord's notice of termination by advising Landlord that Tenant has elected to rescind its proposed notice of assignment or notice of sublease in which event, Landlord's notice of termination shall be void and this Lease shall continue in full force and effect pursuant to its terms.

Section 13.4. Change in Permitted Use.

Notwithstanding anything in this Lease to the contrary, following the expiration of the first five (5) full Lease Years of the Lease Term, Tenant shall have the right, in connection with the assignment of this Lease in accordance with this Article XIII, upon the written consent of Landlord, which consent may be withheld in Landlord's sole reasonable discretion, to change the Permitted Use set forth herein to a replacement permitted use ("Replacement Permitted Use"), provided that all of the following conditions are satisfied:

(a) The lessee under this Lease is then the "Tenant" which originally executed this Lease;

(b) The Replacement Permitted Use does not violate any other then existing exclusive use agreement or other condition or restriction binding upon Landlord or the Center, nor does the operation of the Replacement Permitted Use (i) entitle any party to any other agreement with Landlord, or any other tenant or occupant at the Center, to any right to terminate, to any reduction in rental or to any reduction in any other obligations under their

respective leases or agreements with Landlord, nor (ii) increase any liability or obligation of Landlord under any such leases or agreements;

(c) The new trade name included as part of the Replacement Permitted Use is not confusingly similar to the trade name of any other tenant in the Center;

(d) Tenant shall provide Landlord with at least ninety (90) days prior written notice of the proposed effective date of the Replacement Permitted Use, which notice shall describe in reasonable detail the Replacement Permitted Use and provide such additional information as may be reasonably necessary for Landlord to verify Tenant's compliance with all of the conditions of this Section;

(e) The Replacement Permitted Use shall not, in the sole reasonable judgment of Landlord, offer merchandise or services which would be similar to or competitive with, the primary use of any other tenant then opened for business in the Center pursuant to any lease or other agreement then executed;

(f) In considering the Replacement Permitted Use, Landlord may take into consideration all relevant factors in connection with the impact that the Replacement Permitted Use would have on the Center including, without limitation, the tenant mix; and

(g) Tenant shall not be in default under this Lease beyond notice and expiration of any applicable grace period.

ARTICLE XIV

PROMOTIONAL FUND AND ADVERTISING

Section 14.1. Provisions Relating to Promotional Fund.

Landlord may, at its option, create and maintain an advertising and promotional fund (hereinafter referred to as the "Fund"), the primary purpose of which is to provide sums necessary for professional advertising and promotional services which benefit the tenants in the Center. ~~In the event the Landlord does create and maintain the Fund, Tenant agrees to contribute to such Fund, beginning upon the later to occur of (a) the Commencement Date, or (b) the date the Fund is created, the Promotional Fund Fixed Contribution set forth in Article I, payable in equal monthly installments, in advance, on the first day of each and every month (pro rated for partial months). The Fixed Contribution shall be increased annually commencing with the creation of the Fund based upon the increase of the Consumer Price Index (as hereinafter defined) during the preceding twelve (12) month period. In addition to its other obligations contained herein, Tenant agrees that it shall participate and cooperate in all special sales and promotions sponsored by the Fund. The failure of any other tenant or any Major Tenant to contribute to the Fund shall not affect Tenant's obligations hereunder.~~

~~The term "Consumer Price Index" as used in this Lease shall mean "United States City Average All Items for All Urban Consumers (CPI-U, 1982-84=100)" published by the Bureau of Labor Statistics of the U.S. Department of Labor. If the publication of the Consumer Price Index of the U.S. Bureau of Labor Statistics is discontinued, comparable statistics on the purchasing power of the consumer dollar published by a responsible financial periodical selected by Landlord shall be used for making such computations.~~

Section 14.2. Advertising. *INTENTIONALLY DELETED.*

Section 14.3. Media Fund.

Landlord may, at its option, create and maintain a Media Fund, the exclusive purpose of which shall be to pay all costs and expenses associated with the purchase of electronic, print or outdoor advertising for the promotion of the Center. ~~In the event Landlord does create and maintain the Media Fund, Tenant agrees to contribute to such Fund, beginning upon the later to occur of (a) the Commencement Date or (b) the date the Media Fund is created, the Media Fund Charge set forth in Article I, payable in equal monthly installments, in advance, on the first day of each and every month (pro rated for partial months).~~

~~The Media Fund Charge shall be adjusted annually by a percentage equal to the percentage increase or decrease in the electronic, print and outdoor advertising rates of the media used for advertising and promotions in the preceding calendar year in the media market in which the Center is located, provided, however that said charge shall not be less than as originally set forth herein. Following the close of each calendar year, Landlord shall furnish Tenant a statement for the preceding calendar year showing the amounts expended by Landlord for media advertising.~~ Tenant hereby authorizes Landlord to use Tenant's Trade Name and a brief description of Tenant's business in connection with any media advertising purchased pursuant to this Section.

ARTICLE XV

SECURITY DEPOSIT

Section 15.1. Amount of Deposit. *INTENTIONALLY DELETED.*

ARTICLE XVI

DAMAGE AND DESTRUCTION

Section 16.1. Damage and Destruction.

If the Premises are hereafter damaged or destroyed or rendered partially untenantable for their permitted use by fire or other casualty insured under the coverage which Landlord is obligated to carry pursuant to Section 11.1 hereof, Landlord shall promptly repair the same to substantially the condition which they were in immediately prior to the happening of such casualty (excluding stock in trade, fixtures, furniture, furnishings, carpeting, floor covering, wall covering, drapes and equipment), and from the date of such casualty until the Premises are so repaired and restored, only the Minimum Monthly Rent payments payable hereunder shall abate in such proportion as the part of said Premises thus destroyed or rendered untenantable bears to the total Premises; PROVIDED, HOWEVER, that Landlord shall not be obligated to repair and restore if such casualty is not covered by the insurance which Landlord is obligated to carry pursuant to Section 11.1 hereof or is caused directly or indirectly by the negligence of Tenant, its agents, and employees and in either of such events, no portion of the Minimum Monthly Rent and other payments payable hereunder shall abate, and PROVIDED, FURTHER, that Landlord shall not be obligated to expend for any repair or restoration an amount in excess of the insurance proceeds received by Landlord therefor, and provided, further, that if the Premises be damaged, destroyed or rendered untenantable for their accustomed uses by fire or other casualty to the extent of more than fifty percent (50%) of the cost to replace the Premises during the last ***two (2)*** years of the Lease Term, then Landlord ***or Tenant*** shall have the right to terminate this Lease effective as of the date of such casualty by giving to ***the other party,*** ~~Tenant,~~ within sixty (60) days after the happening of such casualty, written notice of such termination. If such notice be given, this Lease shall terminate and Landlord shall promptly repay to Tenant any rent theretofore paid in advance which was not earned at the date of such casualty. Any time that Landlord repairs or restores the Premises after damage or destruction, then Tenant shall promptly repair or replace its stock in trade, fixtures, furnishings, furniture, carpeting, wall covering, floor covering, drapes, equipment and Premises to the same condition as they were in immediately prior to the casualty, and if Tenant has closed its business, Tenant shall promptly reopen for business upon the completion of such repairs.

Notwithstanding anything to the contrary set forth herein, in the event all or any portion of the Center shall be damaged or destroyed by fire or other cause (notwithstanding that the Premises may be unaffected thereby), to the extent the cost of restoration thereof would exceed ***twenty-five percent (25%)*** ~~fifteen percent (15%)~~ of the amount it would have cost to replace the Center in its entirety at the time such damage or destruction occurred, then Landlord may terminate this Lease by giving Tenant thirty (30) days prior notice of Landlord's election to do so, which notice shall be given, if at all, within ninety (90) days following the date of such occurrence. In the event of the termination of this Lease as aforesaid, this Lease shall cease thirty (30) days after such notice is given, and the rent and other charges hereunder shall be adjusted as of that date.

ARTICLE XVII

EMINENT DOMAIN

Section 17.1. Condemnation.

If any portion of the Premises or ***twenty-five percent (25%)*** or more of the Center shall be acquired or condemned by right of eminent domain or transferred by agreement in lieu of condemnation for any public or quasi public use or purpose, or if an Operating Agreement is terminated as a result of such an acquisition or condemnation, then Landlord at its election may terminate this Lease by giving notice to Tenant of its election, and in such event rentals shall be apportioned and adjusted as of the date of termination. If the Lease shall not be terminated as aforesaid, then it shall continue in full force and effect, and Landlord shall within a reasonable time after possession is physically taken ***but not later than eighteen (18) months from the date of such acquisition or condemnation*** (subject to delays due to shortage of labor, materials or equipment, labor difficulties, breakdown of equipment, government restrictions, fires, other casualties or other causes beyond the reasonable control of Landlord) repair or rebuild what remains of the Premises for Tenant's occupancy; and a just proportion of the Minimum Annual Rent shall be abated, according to the nature and extent of the injury to the Premises until such repairs and rebuilding are completed, and thereafter for the balance of the Lease Term.

Section 17.2. Damages.

Landlord reserves, and Tenant assigns to Landlord, all rights to damages on account of any taking or condemnation or any act of any public or quasi public authority for which damages are payable. Tenant shall execute such instruments of assignment as Landlord requires, join with Landlord in any action for the recovery of damages, if requested by Landlord, and turn over to Landlord any damages recovered in any proceeding. If Tenant fails to execute instruments required by Landlord, or undertake such other steps as requested, Landlord shall be deemed the duly authorized irrevocable agent and attorney-in-fact of Tenant to execute such instruments and undertake such steps on behalf of Tenant. However, Landlord does not reserve any damages payable for trade fixtures installed by Tenant at its own cost which are not part of the realty. ***Notwithstanding anything to the contrary contained herein, Tenant shall retain its rights to such damages for fixtures and loss of business from the condemning authority.***

ARTICLE XVIII

DEFAULT BY TENANT

Section 18.1. Right to Re-Enter.

The following shall be considered for all purposes to be defaults under and breaches of this Lease: (a) any failure of Tenant to pay any rent or other amount when due hereunder ***which failure is not cured within five (5) days of***

such failure; (b) any failure by Tenant to perform or observe any other of the terms, provisions, conditions and covenants of this Lease for more than ten (10) days after written notice of such failure; (c) a ***reasonable*** determination by Landlord that Tenant has submitted any ***materially*** false report required to be furnished hereunder ***unless such default is of such a nature that it cannot reasonably be cured within thirty (30) days, in which case Tenant shall not be in default provided it is diligently pursuing a cure and does cure such default within a reasonable period of time not to exceed ninety (90) days***; (d) anything done by Tenant upon or in connection with the Premises or the construction of any part thereof which directly or indirectly interferes in any way with, or results in a work stoppage in connection with, construction of any part of the Center or any other tenant's space ***and such interference continues for more than five (5) days after written notice from Landlord***; (e) the bankruptcy or insolvency of Tenant or the filing by or against Tenant of a petition in bankruptcy ***which remains undismissed for sixty (60) days after filing*** or for reorganization or arrangement or for the appointment of a receiver or trustee of all or a portion of Tenant's property, or Tenant's ***general*** assignment for the benefit of creditors; (f) if Tenant abandons or vacates or does not do business in the Premises; (g) this Lease or Tenant's interest herein or in the Premises or any improvements thereon or any property of Tenant are executed upon or attached; (h) the Premises come into the hands of any person other than expressly permitted under this Lease; or (i) any claim or lien is asserted or recorded against the interest of Landlord in the Premises or Center, or any portion thereof, on the account of, or extending from any improvement or work done by or at the instance, or for the benefit of Tenant, or any person claiming by, through or under Tenant or from any improvement or work the cost of which is the responsibility of Tenant ***which remains undismissed for sixty (60) days after filing***. In any such event, and without ~~grace period,~~ demand or notice (the same being hereby waived by Tenant), Landlord, in addition to all other rights or remedies it may have, shall have the right thereupon or at any time thereafter to terminate this Lease by giving notice to Tenant stating the date upon which such termination shall be effective, and shall have the right, either before or after any such termination, to re-enter and take possession of the Premises, remove all persons and property from the Premises, store such property at Tenant's expense, and sell such property if necessary to satisfy any deficiency in payments by Tenant as required hereunder, all without notice or resort to legal process and without being deemed guilty of trespass or becoming liable for any loss or damage occasioned thereby. Nothing herein shall be construed to require Landlord to give any notice before exercising any of its rights and remedies provided for in Section 3.4 of this Lease. Notwithstanding anything to the contrary herein contained, if Tenant commits any default hereunder for or precedent to which or with respect to which notice is herein required, and commits such defaults within twelve (12) months thereafter, no notice shall thereafter be required to be given by Landlord as to or precedent to any such subsequent default during such twelve (12) month period (as Tenant hereby waives the same) before exercising any or all remedies available to Landlord.

Section 18.2. Right to Relet.

If Landlord re-enters the Premises as above provided, or if it takes possession pursuant to legal proceedings or otherwise, it may either terminate this Lease, but Tenant shall remain liable for all obligations arising during the balance of the original stated term as hereafter provided as if this Lease had remained in full force and effect, or it may, from time to time, without terminating this Lease, make such alterations and repairs as it deems advisable to relet the Premises, and relet the Premises or any part thereof for such term or terms (which may extend beyond the Lease Term) and at such rentals and upon such other terms and conditions as Landlord in its ***reasonable*** ~~sole~~ discretion deems advisable; upon each such reletting all rentals received by Landlord therefrom shall be applied, first, to any indebtedness other than rent due hereunder from Tenant to Landlord; second, to pay any costs and expenses of reletting, including brokers and attorneys' fees and costs of alterations and repairs; third, to rent due hereunder, and the residue, if any, shall be held by Landlord and applied in payment of future rent as it becomes due hereunder.

If rentals received from such reletting during any month are less than that to be paid during that month by Tenant hereunder, Tenant shall immediately pay any such deficiency to Landlord. No re-entry or taking possession of the Premises by Landlord shall be construed as an election to terminate this Lease unless a written notice of such termination is given by Landlord..

Notwithstanding any such reletting without termination, Landlord may at any time thereafter terminate this Lease for any prior breach or default. If Landlord terminates this Lease for any breach, or otherwise takes any action on account of Tenant's breach or default hereunder, in addition to any other remedies it may have, it may recover from Tenant all damages incurred by reason of such breach or default, including the cost of recovering the Premises, brokerage fees and expenses of placing the Premises in rentable condition, attorneys' fees, and an amount equal to the difference between the Minimum Rent and all items of additional rents reserved hereunder for the period which otherwise would have constituted the balance of the Lease Term and the then present rental value of the Premises for such period, both discounted in accordance with accepted financial practice to the then present worth, at the average rate established and announced for United States Treasury Bills, with a maturity of thirteen (13) weeks at the four (4) weekly auctions held immediately prior to the date of such termination [the four (4) week average bill rate], all of which shall immediately be due and payable by Tenant to Landlord. In determining the rental value of the Premises, the rental realized by any reletting, if such reletting be accomplished by Landlord within a reasonable time after the termination of this Lease, shall be deemed prima facie to be the rental value, but if Landlord ~~shall not undertake to relet or having undertaken to relet,~~ has not accomplished reletting, then it will be conclusively presumed that the Minimum Rent and all items of additional rent reserved under this Lease represent the rental value of the Premises for the purposes herein (in which event Landlord may recover from Tenant, the full total of all Minimum Rent and all items of additional rent due hereunder, discounted to present value as hereinbefore provided). Landlord shall, however, account to Tenant for the Minimum Rent and additional rents received from persons using or occupying the Premises during the period representing that which would have constituted the balance of the Lease Term, but only at the end of said period, and only if Tenant shall have paid to Landlord its damages as provided herein, and only to the extent of sums recovered from Tenant as Landlord's damages. ~~Tenant waiving any claim to any surplus.~~ Nothing herein contained, however, shall limit or prejudice the right of Landlord to prove and obtain as damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which, such

damages are to be proved. ***In exercising all of its remedies herein, Landlord shall have a duty to mitigate damages in accordance with Indiana law.***

Tenant's obligation to reimburse Landlord for attorneys' fees as referred to in this Lease shall include all legal costs, fees and expenses arising out of (i) Tenant's default in the performance or observance of any of the terms, covenants, conditions or obligations contained in this Lease and Landlord places the enforcement of all or any part of this Lease, the collection of any rent due or to become due or the recovery of possession of the Premises in the hands of an attorney or (ii) Landlord's incurring any fees or out of pocket costs in any litigation, negotiation or transaction in which Tenant causes Landlord to be involved or concerned, in either event regardless of whether or not suit is actually filed.

In the event of any breach or threatened breach by Tenant of any of the terms and provisions of this Lease, Landlord shall have the right to injunctive relief as if no other remedies were provided for herein for such breach.

Any rights and remedies reserved by, or granted to, Landlord under this Lease, at law or in equity, are distinct, separate and cumulative, and the exercise of any one of them shall not be deemed to preclude, waive or prejudice Landlord's right to exercise any or all others.

Tenant expressly waives any right to assert a defense based on merger and agrees that neither the commencement of any action or proceeding, nor the settlement thereof, nor the entry of judgment therein, shall bar Landlord from bringing any subsequent actions or proceedings from time to time.

Wherever in this Lease Landlord has reserved or is granted the right of "reentry" into the Premises, the use of such word is not intended, nor shall it be construed, to be limited to its technical legal meaning.

~~Tenant waives and releases any claim arising out of or related to the payment of percentage rent by any successor tenant in the Premises, to whom Landlord may relet the Premises, but nothing contained herein shall obligate Landlord to relet if Tenant shall default hereunder.~~

Except as otherwise specifically required by this Lease, Tenant waives any and all statutory and legal notice requirements.

Any action, suit or proceeding relating to, arising out of or in connection with the terms, conditions and covenants of this Lease ~~may~~ ***shall*** be brought by Landlord against Tenant, ***or by Tenant against Landlord,*** in the Circuit or Superior Court of Marion County ***or Hamilton County***, Indiana. ***Landlord and*** Tenant hereby waives any objection to jurisdiction or venue in any proceeding before said Court. ~~Nothing contained herein shall affect the right of Landlord to bring any action, suit or proceeding against Tenant in the courts of any other jurisdictions.~~

Section 18.3. Counterclaim.

~~If Landlord commences any proceedings for non-payment of rent (Minimum Annual Rent, Percentage Rent or additional rent), Tenant will interpose any compulsory or mandatory counterclaim required by the applicable procedural rules of the Court.~~ The covenants to pay rent and other amounts hereunder are independent covenants and Tenant shall have no right to hold back, offset or fail to pay any such amounts for default by Landlord or any other reason whatsoever.

Section 18.4. Waiver of Rights of Redemption.

To the extent permitted by law, Tenant waives any and all rights of redemption granted by or under any present or future laws if Tenant is evicted or dispossessed for any cause, or if Landlord obtains possession of the Premises due to Tenant's default hereunder or otherwise.

Section 18.5. Waiver of Trial by Jury.

To the extent permitted by applicable law, ***Landlord and*** Tenant hereby waives trial by jury in any action, proceeding or counterclaim brought by either party against the other on any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Tenant created hereby, Tenant's use or occupancy of the Premises or any claim or injury or damage.

Section 18.6. Bankruptcy.

A. Assumption of Lease. In the event Tenant shall become a Debtor under Chapter 7 of the Bankruptcy Code ("Code") or a petition for reorganization or adjustment of debts is filed concerning Tenant under Chapters 11 or 13 of the Code, or a proceeding is filed under Chapter 7 and is transferred to Chapters 11 or 13, the Trustee or Tenant, as Debtor and as Debtor-In-Possession, may not elect to assume this Lease unless, at the time of such assumption, the Trustee or Tenant has:

1. Cured or provided Landlord "Adequate Assurance" (as defined below) that:

   (a) Within ten (10) days from the date of such assumption the Trustee or Tenant will cure all monetary defaults under this Lease and compensate Landlord for any actual pecuniary loss resulting from any existing default, including without limitation, Landlord's reasonable costs, expenses, accrued interest and attorneys' fees incurred as a result of the default;

   (b) Within thirty (30) days from the date of such assumption the Trustee or Tenant will cure all non-monetary defaults under this Lease; and

(c) The assumption will be subject to all of the provisions of this Lease.

2. For purposes of this Section 18.6, Landlord and Tenant acknowledge that, in the context of a bankruptcy proceeding of Tenant, at a minimum "Adequate Assurance" shall mean:

(a) The Trustee or Tenant has and will continue to have sufficient unencumbered assets after the payment of all secured obligations and administrative expenses to assure Landlord that the Trustee or Tenant will have sufficient funds to fulfill the obligations of Tenant under this Lease, and to keep the Premises ~~stocked with merchandise and~~ properly staffed with sufficient employees to conduct a fully-operational, actively promoted business in the Premises; and

(b) The Bankruptcy Court shall have entered an Order segregating sufficient cash payable to Landlord and/or the Trustee or Tenant shall have granted a valid and perfected first lien and security interest and/or mortgage in property of Trustee or Tenant acceptable as to value and kind to Landlord, to secure to Landlord the obligation of the Trustee or Tenant to cure the monetary and/or non-monetary defaults under this Lease within the time periods set forth above; and

(c) The Trustee or Tenant at the very least shall deposit a sum equal to one (1) month's rent to be held by Landlord (without any allowance for interest thereon) to secure Tenant's future performance under the Lease.

B. Assignment of Lease. If the Trustee or Tenant has assumed the Lease pursuant to the provisions of this Section 18.6 for the purpose of assigning Tenant's interest hereunder to any other person or entity, such interest may be assigned only after the Trustee, Tenant or the proposed assignee have complied with all of the terms, covenants and conditions of Section 13.1 herein, including, without limitation, those with respect to additional rent and the use of the Premises only as permitted in Article I herein; Landlord and Tenant acknowledging that such terms, covenants and conditions are commercially reasonable in the context of a bankruptcy proceeding of Tenant. Any person or entity to which this Lease is assigned pursuant to the provisions of the Code shall be deemed without further act or deed to have assumed all of the obligations arising under this Lease on and after the date of such assignment. Any such assignee shall upon request execute and deliver to Landlord an instrument confirming such assignment.

C. Adequate Protection. Upon the filing of a petition by or against Tenant under the Code, Tenant, as Debtor and as Debtor-in-Possession, and any Trustee who may be appointed agree to adequately protect Landlord as follows:

(1) To perform each and every obligation of Tenant under this Lease until such time as this Lease is either rejected or assumed by Order of the Bankruptcy Court; and

(2) To pay all monetary obligations required under this Lease, including without limitation, prorated from the date of filing until the date of rejection or assumption of the Lease or the payment of Minimum Monthly Rent, and such other additional rent charges payable hereunder which is considered reasonable compensation for the use and occupancy of the Premises; and

(3) Provide Landlord a minimum thirty (30) days prior written notice, unless a shorter period is agreed to in writing by the parties, of any proceeding relating to any assumption of this Lease or any intent to abandon the Premises, which abandonment shall be deemed a rejection of this Lease; and

(4) To perform to the benefit of Landlord otherwise required under the Code.

The failure of Tenant to comply with the above shall result in an automatic rejection of this Lease.

D. Accumulative Rights. The rights, remedies and liabilities of Landlord and Tenant set forth in this Section 18.6 shall be in addition to those which may now or hereafter be accorded, or imposed upon, Landlord and Tenant by the Code.

ARTICLE XIX

DEFAULT BY LANDLORD

Section 19.1. Default Defined, Notice.

Landlord shall in no event be charged with default in any of its obligations hereunder unless and until Landlord shall have failed to perform such obligations within thirty (30) days (or such additional time as is reasonably required to correct any such default) after written notice to Landlord by Tenant, specifically describing such failure.

Section 19.2. Notice to First Mortgagee.

If the holder of the first mortgage covering the Premises shall have given written notice to Tenant of the address to which notices to such holder are to be sent, Tenant shall give such holder written notice simultaneously with any notice given to Landlord of any default of Landlord, and if Landlord fails to cure any default asserted in said notice within the time provided above, Tenant shall notify such holder in writing of the failure to cure, and said holder shall

have the right but not the obligation, within thirty (30) days after receipt of such second notice, to cure such default before Tenant may take any action by reason of such default.

ARTICLE XX

TENANT'S PROPERTY

Section 20.1. Taxes on Leasehold.

Tenant shall be responsible for and shall pay before delinquent all municipal, county, federal or state taxes coming due during or after the Lease Term against Tenant's interest in this Lease or against personal property of any kind owned or placed in, upon or about the Premises by Tenant.

Section 20.2. Assets of Tenant. ***INTENTIONALLY DELETED.***

ARTICLE XXI

ACCESS BY LANDLORD

Section 21.1. Right of Entry.

Landlord, its agents and employees shall have the right to enter the Premises from time to time at reasonable times ***and upon forty-eight (48) hours prior notice*** to examine the same, show them to prospective purchasers and other persons, and make such repairs, alterations, improvements or additions as Landlord deems desirable. Rent shall not abate while any such repairs, alterations, improvements, or additions are being made. During the last six (6) months of the Lease Term, Landlord may exhibit the Premises to prospective tenants and maintain upon the Premises notices deemed advisable by Landlord. In addition, during any apparent emergency, Landlord or its agents may enter the Premises forcibly without liability therefor and without in any manner affecting Tenant's obligations under this Lease. Nothing herein contained, however, shall be deemed to impose upon Landlord any obligation, responsibility or liability whatsoever, for any care, maintenance or repair except as otherwise herein expressly provided.

ARTICLE XXII

HOLDING OVER, SUCCESSORS

Section 22.1. Holding Over.

If Tenant holds over or occupies the Premises beyond the Lease Term (it being agreed there shall be no such holding over or occupancy without Landlord's written consent), no tenancy or interest in the Premises shall result therefrom but such holding over shall be subject to immediate eviction and removal, and Tenant shall pay Landlord for each day of such holding over a sum equal to ~~the greater of (a) twice~~ ***150% of*** the Minimum Monthly Rent prorated for the number of days of such holding over~~, or (b) Minimum Annual Rent plus Percentage Rent prorated for the number of days of such holding over, plus, whichever of (a) or (b) is applicable,~~ *plus* a prorata portion of all other amounts which Tenant would have been required to pay hereunder had this Lease been in effect.

Section 22.2. Successors.

All rights and liabilities herein given to or imposed upon the respective parties hereto shall bind and inure to the several respective heirs, successors, administrators, executors and assigns of the parties and if Tenant is more than one (1) person, they shall be bound jointly and severally by this Lease except that no rights shall inure to the benefit of any assignee or subtenant of Tenant unless the assignment or sublease was approved by Landlord in writing as provided in Section 13.1 hereof. Landlord, at any time and from time to time, may make an assignment of its interest in this Lease and, in the event of such assignment, Landlord and its successors and assigns (other than the assignee of Landlord's interest in this Lease) shall be released from any and all liability thereafter accruing hereunder.

ARTICLE XXIII

QUIET ENJOYMENT

Section 23.1. Landlord's Covenant.

If Tenant pays the rents and other amounts herein provided, observes and performs all the covenants, terms and conditions hereof, Tenant shall peaceably and quietly hold and enjoy the Premises for the Lease Term without interruption by Landlord or any person or persons claiming by, through or under Landlord, subject, nevertheless, to the terms and conditions of this Lease.

ARTICLE XXIV

MISCELLANEOUS

Section 24.1. Waiver.

No waiver by Landlord or Tenant of any breach of any term, covenant or condition hereof shall be deemed a waiver of the same or any subsequent breach of the same or any other term, covenant or condition. The acceptance of rent by Landlord shall not be deemed a waiver of any earlier breach by Tenant of any term, covenant or condition hereof, regardless of Landlord's knowledge of such breach when such rent is accepted. No covenant, term or condition of this Lease shall be deemed waived by Landlord or Tenant unless waived in writing.

Section 24.2. Accord and Satisfaction.

Landlord is entitled to accept, receive and cash or deposit any payment made by Tenant for any reason or purpose or in any amount whatsoever, and apply the same at Landlord's option to any obligation of Tenant and the same shall not constitute payment of any amount owed except that to which Landlord has applied the same. No endorsement or statement on any check or letter of Tenant shall be deemed an accord and satisfaction or otherwise recognized for any purpose whatsoever. The acceptance of any such check or payment shall be without prejudice to Landlord's right to recover any and all amounts owed by Tenant hereunder and Landlord's right to pursue any other available remedy.

Section 24.3. Entire Agreement.

There are no representations, covenants, warranties, promises, agreements, conditions or undertakings, oral or written, between Landlord and Tenant other than herein set forth. Except as herein otherwise provided, no subsequent alteration, amendment, change or addition to this Lease shall be binding upon Landlord or Tenant unless in writing and signed by them. Tenant acknowledges that it has independently investigated the potential for the success of its operations in the Center and has not relied upon any inducements or representations on the part of Landlord or Landlord's representatives, other than those contained in the Lease. Tenant also acknowledges and agrees that, to the extent any projections, materials or discussions have related to Tenant's projected or likely sales volume, customer traffic or profitability, Tenant understands that any and all such projections, materials and discussions are based solely upon Landlord's experiences at other properties or upon standardized marketing studies, and that such projections, materials and discussions shall not be construed as a promise or guarantee that Tenant will realize the same or similar results.

Section 24.4. No Partnership.

Landlord does not, in any way or for any purpose, become a partner, employer, principal, master, agent or joint venturer of or with Tenant.

Section 24.5. Force Majeure.

If either party hereto shall be delayed or hindered in or prevented from the performance of any act required hereunder by reason of strikes, lockouts, labor troubles, inability to procure material, failure of power, restrictive governmental laws or regulations, riots, insurrection, war, adverse weather, acts of God, environmental remediation work whether ordered by any governmental body or voluntarily initiated or other reason of a like nature not the fault of the party delayed in performing work or doing acts required under this Lease, the period for the performance of any such act shall be extended for a period equivalent to the period of such delay. Notwithstanding the foregoing, the provisions of this Section 24.5 shall at no time operate to excuse Tenant from the obligation to open for business on the Commencement Date, except in the event of an industry wide strike, nor any obligations for payment of Minimum Annual Rent, ~~Percentage Rent,~~ additional rent or any other payments required by the terms of this Lease when the same are due, and all such amounts shall be paid when due.

Section 24.6. Submission of Lease.

Submission of this Lease to Tenant does not constitute an offer to lease; this Lease shall become effective only upon execution and delivery thereof by Landlord and Tenant. Upon execution of this Lease by Tenant, Landlord is granted an irrevocable option for ***ten (10)*** days to execute this Lease within said period and thereafter return a fully executed copy to Tenant. The effective date of this Lease shall be the date filled in on Page 1 hereof by Landlord, which shall be the date of execution by the last of the parties to execute the Lease.

Section 24.7. Notices.

All notices to be given hereunder by either party shall be written and sent by registered or certified mail, return receipt requested, postage pre-paid or by an express mail delivery service or by an electronic transmission, addressed to the party intended to be notified at the address set forth in Article I. Either party may, at any time, or from time to time, notify the other in writing of a substitute address for that above set forth, and thereafter notices shall be directed to such substitute address. Notice given as aforesaid shall be sufficient service thereof and shall be deemed given as of the date received or the date on which delivery is first refused, as evidenced by the return receipt of the registered or certified mail or the express mail delivery receipt, as the case may be. A duplicate copy of all notices from Tenant shall be sent to any mortgagee as provided for in Section 19.2.

Section 24.8. Captions and Section Numbers.

This Lease shall be construed without reference to titles of Articles and Sections, which are inserted only for convenience of reference.

Section 24.9. Number and Gender.

The use herein of a singular term shall include the plural and use of the masculine, feminine or neuter genders shall include all others.

Section 24.10. Objection to Statements.

Tenant's failure to object to any statement, invoice or billing rendered by Landlord within a period of thirty (30) days after receipt thereof shall constitute Tenant's acquiescence with respect thereto.

Section 24.11. Representation by Tenant.

If Tenant is or will be a corporation, the persons executing this Lease on behalf of Tenant hereby covenant and warrant that Tenant is a duly qualified corporation authorized to do business in the State where the Center is located, that all franchise and corporate taxes have been paid to date and all future forms, reports, fees and other documents necessary to comply with applicable laws will be filed when due, and the person signing this Lease on behalf of the corporation is an officer of Tenant, and is duly authorized to sign and execute this Lease.

Tenant hereby represents and warrants that: (a) there are no proceedings pending or so far as Tenant knows threatened before any court or administrative agency that would materially adversely affect the financial condition of Tenant, the ability of Tenant to enter into this Lease or the validity or enforceability of this Lease; (b) there is no provision of any existing mortgage, indenture, contract or agreement binding on Tenant which would conflict with or in any way prevent the execution, delivery or performance of the terms of this Lease; (c) the financial statement of Tenant provided to Landlord in connection with this Lease are complete and correct and fairly present the financial condition of Tenant as of the date and for the period referred to therein and have been prepared in accordance with generally accepted accounting principles consistently applied; and (d) there has been no material adverse change in the financial condition of Tenant since the date of such financial statement and to the knowledge of Tenant, no such material adverse changes are pending or threatened. Tenant acknowledges that Landlord is executing this Lease in reliance upon the foregoing representation and warranty and that such representation and warranty is a material element of the consideration inducing Landlord to enter into and execute this Lease.

Section 24.12. Joint and Several Liability.

If Tenant is a partnership or other business organization the members of which are subject to personal liability, the liability of each such member shall be deemed to be joint and several.

Section 24.13. Limitation of Liability.

Anything to the contrary herein notwithstanding, no general or limited partner of the Landlord, or any general or limited partner of any partner of the Landlord, or any shareholder of any corporate partner of any partner of the Landlord, or any other holder of any equity interest in the Landlord, or in any entity comprising the Landlord or its partners, shall be personally liable with respect to any of the terms, covenants, conditions and provisions of this Lease, or the performance of Landlord's obligations under this Lease, nor shall Landlord or any of said constituent parties have any liability to Tenant for any consequential damages such as, but not limited to, lost profits. The liability of Landlord for Landlord's obligations under this Lease shall be limited to Landlord's interest in the Center, and Tenant shall look solely to the interest of Landlord, its successors and assigns, in the Center, for the satisfaction of each and every remedy of Tenant against Landlord. Tenant shall not look to any of Landlord's other assets seeking either to enforce Landlord's obligations under this Lease, or to satisfy any money or deficiency judgment for Landlord's failure to perform such obligations, such exculpation of personal liability is and shall be absolute and without any exception whatsoever.

The term "Landlord" shall mean only the owner at the time in question of the present Landlord's interest in the Center. In the event of a sale or transfer of the Center (by operation of law or otherwise) or in the event of the making of a lease of all or substantially all of the Center, or in the event of a sale or transfer (by operation of law or otherwise) of the leasehold estate under any such lease, the grantor, transferor or lessor, as the case may be, shall be and hereby is (to the extent of the interest or portion of the Center or leasehold estate sold, transferred or leased) automatically and entirely released and discharged, from and after the date of such sale, transfer or leasing of all liability with respect of the performance of any of the terms of this Lease on the part of Landlord thereafter to be performed; provided that the purchaser, transferee or lessee (collectively, "Transferee") shall be deemed to have assumed and agreed to perform, subject to the limitations of this Section (and without further agreement between the other parties hereto, or among such parties and the Transferee) and only during and in respect of the Transferee's period of ownership of the Landlord's interest under this Lease, all of the terms of this Lease on the part of Landlord to be performed during such period of ownership, it being intended that Landlord's obligations hereunder shall, as limited by this Section, be binding on Landlord, its successors and assigns only during and in respect of their respective, successive periods of ownership.

Section 24.14. Broker's Commission.

Each party represents and warrants that it has caused or incurred no claims for brokerage commissions or finder's fees in connection with the execution of this Lease, and each party shall indemnify and hold the other harmless against and from all liabilities arising from any such claims caused or incurred by it (including without limitation, the cost of attorneys' fees in connection therewith).

Section 24.15. Partial Invalidity.

If any provision of this Lease or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby and each provision of this Lease shall be valid and enforceable to the fullest extent permitted by law; provided, however, if ~~Tenant's obligation to pay Percentage Rent or~~ Tenant's obligation to continuously operate its business in the Premises is deemed invalid or unenforceable as determined by Landlord based upon the then applicable statutes or case law, then Landlord may, at any time thereafter, terminate this Lease by giving Tenant notice of its election, and this Lease shall terminate and become null and void thirty (30) days after said notice.

Section 24.16. Recording.

The parties agree not to place this Lease of record but each party shall, at the request of the other, execute and acknowledge so that the same may be recorded a Short Form Lease or Memorandum of Lease, indicating the Lease Term, but omitting rent and other terms, and an Agreement specifying the date of commencement and termination of the Lease Term; provided, however, that the failure to record said Short Form Lease, Memorandum of Lease or Agreement shall not affect or impair the validity and effectiveness of this Lease. Tenant shall pay all costs, taxes, fees and other expenses in connection with or prerequisite to recording.

Section 24.17. Applicable Law.

This Lease shall be construed under the laws of the State where the Center is located.

Section 24.18. Mortgagee's Approval.

If any mortgagee of the Center requires any modification of the terms and provisions of this Lease as a condition to such financing as Landlord may desire, then Landlord shall have the right to cancel this Lease if Tenant fails or refuses to approve and execute such modification(s) within thirty (30) days after Landlord's request therefor, provided said request is made at least thirty (30) days prior to delivery of possession. Upon such cancellation by Landlord, this Lease shall be null and void and neither party shall have any liability either for damages or otherwise to the other by reason of such cancellation. In no event, however, shall Tenant be required to agree, and Landlord shall not have any right of cancellation for Tenant's refusal to agree, to any modification of the provisions of this Lease relating to: the amount of rent or other charges reserved herein; the size and/or location of the Premises; the duration and/or Commencement Date of the Lease Term; or reducing the improvements to be made by Landlord to the Premises prior to delivery of possession.

Section 24.19. Unrelated Business Taxable Income.

A. If at any time and from time to time during the Lease Term, Landlord is advised by its counsel or counsel to a tax exempt partner of the managing partner of Landlord that any provision of this Lease, including without limitation the provisions relating to the payment of rent and additional rent, or the absence of any provision might give rise to unrelated business taxable income within the meaning of section 512 of the Internal Revenue Code of 1986, as amended, or the regulations issued thereunder, or may jeopardize the tax-exempt status of any partner in Landlord or any partner in a partnership that is a partner in Landlord, or may prevent any such partner from obtaining such tax-exempt status, then this Lease may be unilaterally amended by Landlord in such manner as shall meet the requirements specified by counsel for Landlord and Tenant agrees that it will execute all documents or instruments necessary to effect such amendments, provided that no such amendment shall result on an estimated basis in Tenant having to pay in the aggregate more on account of its occupancy of the Premises than it would be required to pay under the terms of this Lease, or having to receive fewer services or services of lesser quality than it is presently entitled to receive under this Lease.

B. Any services which Landlord is required to furnish pursuant to the provisions of this Lease may, at Landlord's option, be furnished from time to time, in whole or in part, by employees of Landlord or the managing agent of the Project or its employees or by one or more third persons hired by Landlord or the managing agent of the Project. Tenant agrees that upon Landlord's written request it will enter into direct agreements with the managing agent of the Project or other parties designated by Landlord for the furnishing of any such services required to be furnished by Landlord herein, in form and content approved by Landlord, provided, however, that no such contract shall result on an estimated basis in Tenant having to pay in the aggregate more money on account of its occupancy of the Premises under the terms of this Lease, or having to receive fewer services or services of a lesser quality than it is presently entitled to receive under this Lease.

Section 24.20. Landlord's Contribution Toward Tenant's Work.

When Tenant has completed all of Tenant's Work in strict accordance with Exhibit "B" and "B-2" by the Required Completion Date, and furnishes evidence satisfactory to Landlord of such completion and that all of Tenant's Work has been paid for in full and no liens have attached or may attach as the result thereof, and no default in, breach of, or failure to perform, this Lease exists and Tenant has paid or reimbursed Landlord all amounts owed to Landlord pursuant to this Lease and has opened its store for business and accepted the Premises in writing in a form prescribed by Landlord or its mortgagee, and has executed such other instruments and documents as are required by Landlord's mortgagee to be executed, Landlord shall pay to Tenant as Landlord's contribution, ~~if any,~~ for Tenant's Work the sum *of* ~~equal to the lesser of (i)~~ $244,464.00, ~~or (ii) the actual cost of Tenant's Work~~ (excluding trade fixtures, furniture and furnishings or other personal property), and no more, subject to Landlord's right to deduct any Minimum Rent, ~~Percentage Rent,~~ additional rent, expenditures by Landlord pursuant to Section 10.3 of the Lease, or other amounts owed by Tenant to Landlord pursuant to the terms of this Lease as of the date of payment. Landlord's Contribution shall be used only for alterations, improvements, fixtures and equipment that become part of or attached or affixed to the Premises, but excluding trade fixtures, furniture and furnishings or other personal property.

Notwithstanding the foregoing, Landlord shall pay to Tenant (i) thirty-three percent (33%) of Landlord's Contribution within twenty (20) days following the date Tenant provides written certification to Landlord that Tenant has completed one-third of Tenant's Work pursuant to the Lease and the Tenant Information Package (subject only to minor punchlist items), (ii) thirty-three percent (33%) of Landlord's Contribution within twenty (20) days following the date Tenant provides written certification to Landlord that Tenant has completed two-thirds of Tenant's Work pursuant to the Lease and the Tenant Information Package (subject only to minor punchlist items); and (iii) the remaining thirty-four percent (34%) of Landlord's Contribution within twenty (20) days after Tenant completes the requirements set forth in the preceding paragraph to the reasonable satisfaction of Landlord and furnishes Landlord with a Certificate of Occupancy for the Premises.

Section 24.21. Competing Use.

Provided Tenant is not in default under this Lease beyond notice and the expiration of any applicable cure period and it is operating for business for the Permitted Use, Landlord agrees that throughout the Lease Term it shall not permit any other tenant in the Retail Space to operate primarily as a showroom or design center for a residential tract or custom homebuilder excluding (i) any tenant located in the Office Space; (ii) Tenant and any affiliate, subsidiary or parent of Tenant; (iii) tenants who are not restricted under the current terms of their leases such as, by way of example only, tenants who have the right to operate "for any lawful purpose"; (iv) lighting, kitchen design and similar showrooms; and (v) Major Tenants. In the event Landlord violates this provision and fails to cure or correct such violation within thirty (30) days after notice, Tenant shall have the right to terminate this Lease upon ninety (90) days prior written notice to Landlord. In the event Tenant elects to terminate this Lease pursuant to this Section 24.21, Landlord shall, on or before the effective date of termination, reimburse Tenant for the unamortized cost of the permanent leasehold improvements in the Premises paid for by Tenant, net of the

Landlord's Contribution, provided Tenant furnishses Landlord with a certified statement setting forth the cost of such permanent leasehold improvements within one hundred eighty (180) days following the completion of Tenant's Work. The cost of such permanent leasehold improvements shall be amortized on a straight line basis over the Lease Term. The remedy hereinabove provided for Landlord's violation of the restriction set forth in this Section 24.21 shall be Tenant's sole and exclusive remedy therefor. Tenant hereby specifically waives any and all other remedies it may have either under this Lease, by law, in equity or otherwise arising out of or as a result of Landlord's violation of this restriction.

Section 24.22. Option to Renew.

Landlord hereby grants to Tenant the option to renew this Lease for one (1) additional term of five (5) years, which shall commence upon the expiration of the initial term. Such option, with respect to the renewal term, shall only be exercised by Tenant mailing to Landlord (ATTN: Executive Vice President - Leasing), at Landlord's Notice Address, by United States mail, postage prepaid, certified or registered, return receipt requested, notice of the exercise of such option, not later than one hundred eighty (180) days prior to the expiration of the initial term. No exercise of the option herein granted shall be effective if any default under or breach of this Lease (a) exists either at the time of exercise or on the expiration of the term during which it was exercised, or (b) occurs after the exercise and before the commencement of the renewal term.

In the event such option is effectively exercised with respect to the renewal term, all terms and conditions of this Lease shall be applicable to the renewal term except the Minimum Annual Rent during the renewal term shall be as follows:

Minimum Annual Rent:

A Minimum Annual Rent of $25.00 per square foot of Store Floor Area, or One Hundred Eighty-Five Thousand Two Hundred and 00/100 Dollars ($185,200.00) per annum (based on the Store Floor Area), payable in equal monthly installments, in advance upon the first day of each and every month commencing upon the first day of the renewal term and continuing thereafter through and including the last month of the renewal term.

Notwithstanding anything to the contrary in this Lease contained, the term "Lease Term" whenever used in this Lease, shall be defined to include the original term and all renewals and extensions thereof.

IN WITNESS WHEREOF, Landlord and Tenant have signed and sealed this Lease as of the day and year first above written.

(LANDLORD)

CLAY TERRACE PARTNERS, LLC, an Indiana limited liability company
By: SIMON PROPERTY GROUP, L.P., a Delaware limited partnership, Managing Member
By: SIMON PROPERTY GROUP, INC., a Delaware corporation, General Partner

By: [signature]
Richard S. Sokolov, President and COO

(TENANT)

ESTRIDGE DESIGN SERVICES, LLC

By: [signature]
Attest [signature]



CLAY TERRACE

TSD# E03-5
Level: BLANK

SIMON™ SIMON PROPERTY GROUP
115 W. WASHINGTON ST.
INDIANAPOLIS, IN 46204



0.38'
19.62'
10.92'
2'
9.67'
9.54'
8.21'
57.95'
25.7'
20.98'
10.33'
10'
11'
11'
20.33'
25.33'
4.67'
25.33'
4.67'
103'
E03
7,408⌀

Structural Element, must be field verified by tenant

DBA Name: ESTRIDGE HOMES		Date: 07/14/2004 15:25
Unit No. E03		Scale: 1" = 20'
Leasing Agent: BARNEY QUINN	EXHIBIT "A"	Corp. No. 4698



PROJECT DATA

DICK'S SPORTING GOODS	66,000
DSW	31,300
CIRCUIT CITY	34,148
WILD OATS	30,127
TOTAL DEPARTMENT STORE GLA	161,575
TOTAL SMALL SHOPS GLA	350,507
TOTAL GLA	512,082

MALL COMMON AREA

INDICATES LOWER LEVEL MALL COMMON AREA

INDICATES UPPER LEVEL MALL COMMON AREA

Lease Plan

0 100 200 LP12

Modified: March 31, 2004

Clay Terrace
14311 Clay Terrace Boulevard
Carmel, IN 46032
CORP # 4698

LAUTH

SIMON™

EXHIBIT "A-1"



CLAY TERRACE

TSD# E03A-2
Level: 01

SIMON™ SIMON PROPERTY GROUP
115 W. WASHINGTON ST.
INDIANAPOLIS, IN 46204



19.04'
20.11'
E03A
384⌀
19.07'
E03

Structural Element, must be field verified by tenant

DBA Name:		Date: 10/07/2004 11:17
Unit No.	E03A	Scale: 1" = 20'
Leasing Agent:	BARNEY QUINN	Corp. No. 4698

EXHIBIT "A-2"

DESCRIPTION OF LANDLORD'S WORK AND OF TENANT'S WORK

I. WORK BY LANDLORD AT LANDLORD'S EXPENSE - The following work is to be performed exclusively by Landlord at Landlord's sole expense:

A. COMMON AREA. As defined in Section 5.1 of this Lease.

B. STRUCTURE. The structural framing, columns, beams and roof deck shall be constructed of non-combustible framing in accordance with local and state building codes.

C. ROOF. The roof assembly shall consist of a weather-resistant layer, thermal insulation and structural components.

D. EXTERIOR WALLS. Exterior walls shall be of non-combustible construction and a finish of suitable nature and/or appropriate materials having a finished appearance and decorative quality designed by Landlord's architect.

E. CEILINGS. The Premises will be left open to the structural systems overhead. Any enclosed public areas in the Center will be provided with either acoustical lay-in ceiling, finished drywall or other surface as determined by Landlord. Service areas may be exposed structure.

F. UTILITIES. Subject to the provisions of Article VII of the Lease to which this Exhibit is attached:

1. Plumbing. Sanitary sewer and domestic water for the Premises will be installed at a point to be determined by Landlord. A master sanitary vent system with a connection for the Premises shall be installed for lower-level tenants in two-level buildings.

2. Fire Protection. A fire protection system will be installed with capacity to service tenant areas.

3. Natural Gas. A distribution system may be installed for food service process loads at point(s) to be determined by Landlord.

4. Electrical Service. An electrical distribution system will be installed at a building location determined by Landlord with empty conduit and pull-string to the Premises.

5. Communication Services. Communication and broadcast/data communication services will be provided to specified building locations as determined by Landlord.

6. Life Safety Systems. A life safety system will be provided for the Common Area.

G. FLOOR SLAB. A reinforced concrete slab throughout the Premises except for an area to be left unpoured as indicated in the Tenant Information Package for Tenant's underground utilities.

H. DEMISING PARTITIONS. Exposed metal stud partitions (unless otherwise required by code) shall be provided to separate the Premises from other tenant spaces and shall extend from the floor slab to the underside of the overhead structure.

I. CENTRAL TOILET EXHAUST. A central toilet exhaust system with a connection for the Premises for lower-level tenants in two-level buildings.

J. COMMUNICATION CONDUIT. Empty conduit with pull-string for communication services for the Premises from a central distribution location as determined by Landlord.

K. STOREFRONT BARRICADE. If Tenant does not open on the Grand Opening Date, Landlord may install a temporary storefront barricade for the Premises of a material, design and finish as determined by Landlord.

II. WORK BY LANDLORD AT TENANT'S EXPENSE - The following work, if performed or installed by the Landlord, shall be of a size, capacity and at a location as indicated in the Tenant Information Package, the cost for which shall be at Tenant's expense as indicated below.

A. GREASE COLLECTION FACILITY. Landlord may, at Landlord's sole discretion, install a grease collection facility to service food tenant(s), the cost for which shall be divided equally between the tenant(s) designed to utilize the facility.

III. TENANT'S WORK – Unless otherwise specifically identified as Landlord's Work, Tenant shall complete all work required to place the Premises in a finished condition ready to open for business at the Tenant's own expense. Tenant's Work includes, but is not limited to, the following:

A. GENERAL PROVISIONS: All work done by Tenant shall be governed in all respects by, and be subject to the following:

1. Payment and Performance Bonds. Landlord shall have the right to require Tenant to furnish payment and performance bonds or other security in form satisfactory to Landlord for the prompt and faithful performance of Tenant's Work, assuring completion of Tenant's Work and conditioned that Landlord will be held harmless from payment of any claim either by way of damages or liens on account of bills for labor or material in connection with Tenant's Work.

2. Tenant's Work Standards. All Tenant's Work shall conform to the more stringent of applicable statutes, ordinances, regulations, codes, all requirements of Landlord's insurance carrier, all rating bureaus, and the Tenant Information Package which contains the basic architectural, electrical and mechanical information necessary for the preparation of Tenant's Plans, and which by this reference is incorporated into and made a part of this Lease. Landlord reserves the right to require changes in Tenant's Work when necessary by reason of the aforementioned standards. No approval by Landlord shall be deemed valid unless in writing and signed by Landlord.

3. Insurance Requirements. Prior to commencement of Tenant's Work and until completion thereof, or commencement of the Lease Term, whichever is the last to occur, Tenant shall effect and maintain Builder's Risk Insurance covering Landlord, Landlord's general contractor, Tenant, Tenant's contractors and Tenant's subcontractors, as their interest may appear against loss or damage by fire, vandalism and malicious mischief and such other risks as are customarily covered by a standard "All Risk" policy of insurance protecting against all risk of physical loss or damage to all Tenant's Work in place and all materials stored at the site of Tenant's Work, and all materials, equipment, supplies and temporary structures of all kinds incidental to Tenant's Work, and equipment, all while forming a part of or contained in such improvements or temporary structures, or while on the Premises or within the Center, all to the actual replacement cost thereof at all times on a completed value basis. In addition, Tenant agrees to indemnify and hold Landlord harmless against any and all claims for injury to persons or damage to property by reason of the use of the Premises for the performance of Tenant's Work, and claims, fines, and penalties arising out of any failure of Tenant or its agents, contractors and employees to comply with any law, ordinance, code requirement, regulations or other requirement applicable to Tenant's Work and Tenant agrees to require all contractors and subcontractors engaged in the performance of Tenant's Work to effect and maintain and deliver to Tenant and Landlord, certificates evidencing the existence of, and covering Landlord, Tenant and Tenant's contractors, prior to commencement of Tenant's Work and until completion thereof, the following insurance coverages:

a. Workmen's Compensation and Occupational Disease insurance in accordance with laws of the State in which the property is located and Employer's Insurance to the limit of $100,000.00.

b. Commercial General Liability Insurance affording protection for bodily injury, death, personal injury and property damage, and including coverage for contractual liability, independent contractors, completed operations and products liability with limits of not less than $3,000,000.00 combined single limit per occurrence.

c. Comprehensive Automobile Liability Insurance, including coverage for "non-owned" automobiles, for property damage, bodily injury, including death resulting therefrom with limits of not less than $1,000,000.00 for any one occurrence combined single limit.

d. Owners and contractors protective liability coverage for an amount not less than $1,000,000.00.

4. Reasonable Easement. Landlord specifically reserves the right (and Tenant shall permit Landlord or its employees, agents or contractors reasonable access to the Premises for the purpose of exercising such rights), to install, maintain, repair and replace in the ceiling space and/or under the concrete slab in the Premises, all such electrical, plumbing, HVAC and other system components that may be required to service the Common Areas or other tenants in the Center. Adequate access panels or doors shall be incorporated into Tenant Work for inspection, service and replacement of both Landlord and Tenant equipment.

B. TENANT'S PLANS. Tenant shall, at Tenant's expense, prepare and submit to Landlord for Landlord's approval, all drawings required (including signage) for the completion of the Premises as provided for herein ("Tenant's Plans"). Tenant's Plans shall indicate all proposed demolition,

modification or reuse of existing improvements or equipment (if applicable), delineate all proposed new improvements or equipment including minimum of one (1) toilet room, be to scale, be prepared, stamped and signed by an architect or engineer licensed to do business in the state in which the Center is located and be in accordance with: the Federal Occupational Safety and Health Act (OSHA) and regulations promulgated thereunder; all laws, ordinance and regulations of governing authorities having jurisdiction over the Premises and utility companies; the overall design and construction standards of the Center contained in Exhibit "B-1"; and the requirements of Landlord's fire and casualty insurer and/or the criteria of this Exhibit, whichever is more stringent.

Tenant shall not submit plans, shop drawings or specifications which have been prepared by contractors, subcontractors or suppliers (unless otherwise specifically required in Exhibit "B-1") as such plans, shop drawings or specifications shall not be given consideration by Landlord and shall not serve to satisfy the obligations of Tenant provided for herein.

1. Landlord's Approval of Tenant's Plans.
   a. Approval of plans and specifications by Landlord shall not constitute the assumption of any responsibility by Landlord for their accuracy or sufficiency or conformity with applicable laws (including but not limited to the Americans with Disabilities Act of 1990 and the Williams-Steiger Occupational Safety and Health Act), and Tenant shall be solely responsible for such plans and specifications. Tenant shall indemnify and hold Landlord harmless from and against any and all errors and omissions contained in Tenant's Plans, and any losses, costs, damages or claims of whatever nature (including, but not limited to attorneys' fees and costs of any kind), arising out of or in connection with such compliance. Landlord shall not be liable for any loss to Tenant's property or the property of any other person during construction.

   b. Should any conflict arise between any of Tenant's Plans and the Lease such that, in Landlord's sole opinion, the integrity or code compliance of any existing Landlord or adjacent tenant improvements and construction is jeopardized, the applicable portion(s) of the Lease shall be determinative. Any modification of such existing improvements or construction must receive the prior written approval of Landlord and all work shall be specifically stated in writing. Landlord's approval of Tenant's Plans will in no way alter, amend or waive the requirements or criteria of this Exhibit.

2. Existing Conditions.
   a. Prior to the preparation of Tenant's Plans, Tenant shall visit the Premises to verify existing conditions and construction to ensure that none of Tenant's Work shall be in conflict with any existing Landlord or adjacent tenant improvements and construction.

   b. In the event Tenant's store design requires revisions to Landlord's building, mechanical, electrical or HVAC system(s), Tenant shall request, in writing, approval for such revision(s) and, if approved by Landlord, Landlord shall perform the necessary work to accommodate Tenant's request. Tenant shall reimburse Landlord for the cost of such work as provided herein.

3. Utility Services. All utility services are subject to the limitation and capacities of existing Center facilities and equipment and the availability of service from the local serving utilities. Tenant shall, at Tenant's expense and subject to Landlord's prior written approval, provide and install any equipment necessary to adapt such existing services to Tenant's requirements.

4. Roof. Tenant shall provide any required supports, blocking, temporary flashing, counterflashing or other work necessary to complete installation of Tenant's equipment on Landlord's roof. Cant strips and weatherproofing shall be done only by contractor designated by Landlord. Tenant will be required to supplement existing construction to achieve assembly ratings, thermal values or additional criteria as required by Tenant's Work.

5. Fire Protection. Modifications to automatic fire sprinkler system will be performed by contractor designated by Landlord. This work may include, but not be limited to, the cost of relocating, re-sizing, adding sprinkler mains or heads, draining the system and fire watch during system down-time.

6. HVAC Criteria.
   a. Restaurants, food service, pet shops, beauty salons, barber shops and any other occupancies which, in the sole opinion of the Landlord, produce odors or produce a high level of humidity, shall provide an exhaust system which will prevent such odors or moisture from entering the Common Area, other tenant spaces or any other portion of the Center. If, in the sole opinion of the Landlord, any of Tenant's roof mounted equipment accumulates grease, Tenant shall, at Tenant's expense, furnish and install grease collection and elimination facilities in accordance with Landlord's drawings. Such facilities may include, but not be limited to, a grease collection pan with a drain connected to Tenant's grease trap (where permitted by code) and a source of hot water on the roof for use in cleaning grease accumulation within such plan.

b. In the event that Tenant elects to reuse all or a portion of any existing HVAC system(s), Tenant shall indicate same on Tenant's drawings for Landlord's review. In the event Landlord permits Tenant to reuse said systems, Tenant shall employ a qualified contractor to verify, by written confirmation to Landlord, that such HVAC system (s) is fully operable and in conformance with Landlord's design criteria as provided in Landlord's drawings (said written confirmation shall include, but not be limited to, an air balance report completed by an AABC certified air balance contractor and shall indicate, at a minimum, any discrepancies between design quantities and tested quantities). If any portion of Tenant's HVAC system (s) is not fully operable or does not conform to Landlord's design criteria, Tenant shall, at Tenant's expense, have its contractor repair or replace same to comply therewith and thereafter provide Landlord with written confirmation thereof.

7. Construction Deposit. Prior to commencement of construction in the Premises, Tenant's contractor shall deliver a damage deposit in the form of a cashier's check in the amount of $2,000.00 made payable to Landlord. Landlord shall have the right to use all or any part of said damage deposit as reimbursement for any debris clean-up or damage caused by Tenant's contractor(s) to any Common Areas.

8. Materials and Services: Prior to commencement of construction in the Premises, Tenant's contractor shall deliver a cashier's check, made payable to Landlord, as payment for materials issued to or services provided for Tenant's contractor by Landlord or for work performed by Landlord for Tenant's contractor at the request of Tenant's contractor. Such items are itemized in the Tenant Information Package and may include (but not be limited to): entrance floor material; service door, frame and hardware; smoke detectors; temporary utilities; temporary toilets; dumpster and trash removal; final connection and testing to Landlord's fire system; and governmental fees.

9. Construction Rules. Tenant will abide by and cause its contractors, subcontractors, agents and employees to abide by rules and regulations published by Landlord from time to time, including, but not limited to, those pertaining to parking, toilet facilities, safety conduct, delivery of materials and supplies, employee egress to the Center, trash storage or collection or removal, and cooperation with Landlord's architect, general contractor and subcontractors or other agents.

10. Storefront Barricade. If, in the sole opinion of the Landlord, a temporary storefront barricade is required for the Premises, Landlord shall install same at Tenant's expense.

11. Signage. Tenant shall provide and install a storefront identification sign for the Premises which may include, at Landlord's discretion, multiple signs (depending upon Tenant's storefront configuration) and Tenant's established national logo or insignia, if any. Storefront identification signs shall be limited to Tenant's Trade Name as approved in this Lease or as otherwise approved in writing by Landlord. The storefront sign shall be illuminated (unless otherwise specifically approved, in writing, by Landlord). Landlord's approval of Tenant's storefront signage shall be based on the size and style of the sign and lettering, the location of the sign within the storefront, and the cohesive integration of the sign into the overall storefront design. Prohibited storefront signing includes, but is not limited to, signing which advertises or describes products, services, vendors, or departments or is informational or directional in nature, regardless if such signing is attached as a tagline to, or included as part of, Tenant's Trade Name.

12. Impact Fee. In the event the Premises will be operated as a restaurant, Tenant shall be solely responsible for the payment of any additional Impact Fee(s).

C. CLOSE-OUT REQUIREMENTS. Tenant's Work shall be deemed completed at such time as Tenant, at its sole expense and without cost to Landlord, shall provide:

1. Proof of Payment. Furnish evidence satisfactory to Landlord that all of Tenant's Work has been completed and paid for in full (and that such work has been accepted by Landlord), including the costs for Tenant's Work that may have been done by Landlord and the costs for any other work done by Landlord which Landlord may be entitled to payment in accordance with the provisions of this Exhibit "B", the Tenant Information Package, or elsewhere in the Lease, that any and all liens therefor that have been or might be filed have been discharged of record or waived, and that no security interests relating thereto are outstanding.

2. Tenant's Affidavit. Furnish an affidavit from Tenant listing all contractors and any material suppliers in the employ of said Tenant who have provided goods or services for the completion of Tenant's Work in the Premises.

3. Tenant Contractor's Affidavit. Furnish an affidavit from Tenant's general contractor listing all parties who have furnished materials or labor or services to that contractor for completion of Tenant's Work in the Premises.

4. Certificate of Occupancy. Furnish all certificates and other approvals with respect to Tenant's Work that may be required from any governmental authority and any board of fire underwriter's or similar body for the use and occupancy of the Premises.

5. Record Drawings. Furnish Landlord with one set of reproducible record drawings of the Premises showing any changes made during construction.

6. Estoppel Certificate. Furnish a Tenant-executed estoppel certificate as may be required by Landlord or Landlord's mortgagee.

Exhibit 6.2

First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005

FIRST AMENDMENT TO LEASE

This First Amendment to Lease, is entered into this 24th day of MARCH 2005 by and between **Clay Terrace Partners, LLC**, an Indiana limited liability company (hereinafter called "Landlord"), and **The Estridge Group Inc.**, an Indiana corporation (hereinafter called "Tenant").

WITNESSETH

WHEREAS, Landlord and Tenant entered into a certain Clay Terrace Shopping Center Office Lease dated November 17, 2004, (hereinafter called "Lease") consisting of approximately 20,024 square feet, in a building known as Clay Terrace Shopping Center located at 14300 Clay Terrace Boulevard, Carmel, IN 46032; and

WHEREAS, Landlord and Tenant desire to amend said Lease so as to expand the Leased Premises from 20,024 square feet to 21,137 square feet by adding 1,113 square feet ("Expansion Space") and to modify the rents payable thereunder and to amend certain other provisions as contained herein; and

NOW, THEREFORE, in consideration of the premises, and of the covenants and agreements herein undertaken to be kept and performed, it is agreed as follows:

1. Section 1.02. Basic Lease Provisions. Section 1.02, (B), (C), (D), and (E) of the Lease shall be deleted in their entirety and the following shall be replaced in lieu thereof:

"**(B) RENTABLE AREA**: approximately 21,137 square feet;

"**(C) BUILDING PERCENTAGE**: 53.59%;

"**(D) BASIC ANNUAL RENT:**

Dates:	Original Leased Premises Basic Annual Rent 20,024sf		Expansion Space Basic Annual Rent 1,113sf		Total Basic Annual Rent 21,137sf	
04/01/05 to 09/30/05	$-0-	per annum,	$-0-	per annum,	$0.00	per annum,
10/01/05 to 11/30/05	$*	per annum,	$*	per annum,	$*	per annum,
12/01/05 to 12/31/05	$379,452.00	per annum,	$*	per annum,	$379,452.00 + $*	per annum,
01/01/06 to 11/30/10	$379,452.00	per annum,	$21,096.00	per annum,	$400,548.00	per annum,
12/01/10 to 11/30/15	$430,512.00	per annum,	$23,928.00	per annum,	$454,440.00	per annum,"

* Prorata share of actual annual Operating Costs only

"**(E) MONTHLY RENTAL INSTALLMENTS:**

Dates:	Original Leased Premises Monthly Rental Installments 20,024sf		Expansion Space Monthly Rental Installments 1,113sf		Total Monthly Rental 21,137sf	
04/01/05 to 09/30/05	$-0-	per month,	$-0-	per month,	$0.00	per month,
10/01/05 to 11/30/05	$**	per month,	$**	per month,	$**	per month,
12/01/05 to 12/31/05	$31,621.00	per month,	$**	per month,	$31,621.00 + $**	per month,
01/01/06 to 11/30/10	$31,621.00	per month,	$1,758.00	per month,	$33,379.00	per month,
12/01/10 to 11/30/15	$35,876.00	per month,	$1,994.00	per month,	$37,870.00	per month,"

** Prorata share of actual monthly Operating Costs only

2. **Section 17.04. Lease Moving Relocation Allowance.** Section 17.04 of the Lease shall be deleted in its entirety and the following shall be substituted in lieu thereof:

> "**Section 17.04. Moving and Relocation Allowance**. To defray Tenant's moving and relocation costs, Landlord shall pay Tenant on or before the Lease Commencement Date, a moving and relocation allowance in the amount of one hundred seventy one thousand seven hundred and one dollars ($171,701)."

3. **Exhibit B** to the Lease is hereby deleted in its entirety, and **Exhibit B-1** attached hereto is substituted in lieu thereof.

4. The terms and conditions set forth in **Exhibit C** of the Lease shall also apply to the Expansion Space including the Tenant Allowance of $24.00 per rentable square foot of Leased Premises.

5. The parties hereby acknowledge, represent and warrant that the only real estate broker involved in the negotiation and execution of this Lease is Lauth Group, Inc.; and that no other broker or person is entitled to any leasing commission or compensation as a result of the negotiation or execution of this Lease. Each party shall indemnify the other party and hold it harmless from any and all liability for the breach of any such representation and warranty on its part and shall pay any compensation to any other broker or person who may be deemed or held to be entitled thereto.

6. Except as otherwise provided herein, the capitalized terms used in this Amendment shall have the definitions set forth in the Lease.

7. This Amendment shall be incorporated into and made a part of the Lease and except as specifically and expressly modified herein, all of the terms, conditions and provisions of the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have executed the within Agreement as of the day and year first above written.

TENANT:
The Estridge Group, Inc.

By: Michael J Keller

Printed: MICHAEL J. KELLER

Title: CFO

LANDLORD:
Clay Terrace Partners, LLC
By: Lauth Group, Inc.,
an Indiana corporation, its
authorized leasing agent

By: [signature]
Michael S. Curless
Executive Vice President

Exhibit B-1

Leased Premises



Clay Terrace South Office Building
14300 Clay Terrace Blvd
Carmel, Indiana 46032
SECOND FLOOR PLAN-BLOCK EI
“Expansion Space”
Leased Premises

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.

VOLUME II

109479

Exhibit 6.3

Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004

09/10/04

CLAY TERRACE SHOPPING CENTER
OFFICE LEASE

THIS LEASE, made this 17th day of November, 2004, by and between **CLAY TERRACE PARTNERS, LLC**, an Indiana limited liability company ("Landlord"), and **THE ESTRIDGE GROUP INC.**, an Indiana corporation ("Tenant").

WITNESSETH:

ARTICLE 1

Lease of Premises

Section 1.01. Lease of Premises. Landlord hereby leases to Tenant and Tenant hereby leases from Landlord certain office space within the Clay Terrace Shopping Center (the "Shopping Center"), commonly known the Clay Terrace Office Building, located in Hamilton County, Indiana, and which is situated on the tract of land legally described in **Exhibit A** attached hereto (the "Building"), subject to the terms and conditions herein set forth, for the specific term hereinafter specified. The leased space in the Building is described in Item A, Section 1.02 hereinafter, and is outlined on **Exhibit B** attached ("Leased Premises"). In those buildings where they exist, elevators are not part of the Leased Premises and shall remain in the exclusive control of the Landlord.

Section 1.02. Basic Lease Provisions.

(A) BUILDING ADDRESS: Clay Terrace South Office Building, 14300 Clay Terrace Boulevard
CITY, STATE: Carmel, IN, ZIP CODE: 46032; FLOOR: 2nd; SUITE: 200;

(B) RENTABLE AREA: approximately 20,024 square feet;

(C) BUILDING PERCENTAGE: 51.39%;

(D) BASIC ANNUAL RENT and (E) MONTHLY RENTAL INSTALLMENTS:

April 1, 2005 to September 30, 2005	$-0-	per annum,	$-0-	per month
October 1, 2005 to November 30, 2005	Prorata share of actual Operating Costs only	per annum,	Prorata share of actual Operating Costs only	per month
December 1, 2005 to November 30, 2010	$379,452.00	per annum,	$31,621.00	per month
December 1, 2010 to November 30, 2015	$430,512.00	per annum,	$35,876.00	per month;

171,000 w/ at $
(F) LANDLORD'S SHARE OF OPERATING COSTS: $ 5.00 per square foot per year;

(G) TERM: Ten (10) years and eight (8) months;

(H) COMMENCEMENT DATE: April 1, 2005;

See ¶ 17.04 page 21A for commission = 162,660

(I) CONSTRUCTION DRAWINGS APPROVAL DATE: December 31, 2004;

(J) SECURITY DEPOSIT: N/A;

see exhibit C for buildout $ = $24/ft

(K) OUTSIDE BROKER: N/A;

(L) PERMITTED USE: General Office Purposes;

Rent yr 1 = 18.95 = 31,621/mo includes CAM, jan & utl.

(M) ADDRESS FOR PAYMENTS AND NOTICES AS FOLLOWS:

LANDLORD Clay Terrace Partners, LLC
c/o Lauth Property Group
9777 N. College Avenue
Indianapolis, IN 46280

TENANT

Prior to Commencement Date:

The Estridge Group Inc
1041 West Main Street
Carmel, IN 46032

On and after Commencement Date:

The Estridge Group Inc
14300 Clay Terrace Boulevard, Suite 200
Carmel, IN 46032

EDC + FSC suite 240

ARTICLE 2

Term

Section 2.01. **Term.** The term of this Lease shall be for the period specified in Item G of Section 1.02 ("Original Term") and shall commence on the Commencement Date specified in Item H of Section 1.02. The date of commencement defined above ("Commencement Date"), and the date of expiration ("Expiration Date") shall be confirmed by Tenant as provided in Section 2.03. "Lease Term", when used in this Lease shall include the Original Term and any renewal term.

Section 2.02. **Condition of Premises.** Landlord concurrently, with or prior to, the execution of this Lease has agreed in writing with the Tenant to complete alterations to, or repairs of, the Leased Premises, (of which Landlord's costs are not to exceed $24.00 per rentable square foot) which agreement shall be attached as **Exhibit C** to this Lease ("Landlord's Work"), Landlord agrees to perform Landlord's Work subject to events and delays due to causes beyond its reasonable control and shall give Tenant thirty (30) days written notice of the day on which Landlord's Work shall be completed. From and after receipt of said notice or earlier with the consent of Landlord, Tenant shall have the right and privilege of going onto the Leased Premises to complete interior decoration work and to prepare the Leased Premises for its occupancy, provided, however, that its schedule in so doing shall be communicated to Landlord and the approval of Landlord secured so as not to interfere with other work of Landlord being carried on at the time; and provided further that Landlord shall have no responsibility or liability whatsoever for any loss or damage to any of Tenant's leasehold improvements, fixtures, equipment or any other materials installed or left in the Leased Premises prior to the Commencement Date.

Section 2.03. **Tenant's Acceptance of the Leased Premises.** Upon delivery of possession of the Leased Premises to Tenant as hereinbefore provided, Tenant shall execute an Acceptance Letter acknowledging (i) the Commencement Date and Expiration Date of this Lease, and (ii) that Tenant has accepted the Leased Premises for occupancy and that the condition of the Leased Premises, including the Tenant finish improvements constructed thereon, and the Building was at the time satisfactory and in conformity with the provisions of this Lease in all respects, except for (a) latent defects which could not be discovered by an inspection of the Leased Premises or the Building, and (b) any defects as to which Tenant shall give written notice to Landlord within thirty (30) days after such delivery. Landlord shall promptly thereafter correct all such defects. Such Acceptance Letter shall become a part of this Lease. If Tenant takes possession of the Leased Premises, Tenant shall be deemed to have accepted the Leased Premises in the manner described in this Section 2.03. Notwithstanding anything to the contrary contained herein, the structure of the Building and its heating, ventilating and air conditioning system shall, as of the Commencement Date, be in good working order and condition and be in substantial compliance with all governing laws applicable to new construction.

ARTICLE 3

Occupancy and Use

Section 3.01. **Occupancy and Use.** Tenant shall use and occupy the Leased Premises for the purposes as set out in Item L of Section 1.02, and for no other purposes except with the prior written consent of the Landlord, which shall not be unreasonably withheld, conditioned or delayed. Tenant shall use the Leased Premises for no unlawful purpose or act; shall commit or permit no waste or damage to the Leased Premises; wear and tear and damages caused by casualty excepted; shall comply with and obey all reasonable directions of the Landlord, including reasonable Rules and Regulations which are adopted, changed or modified from time to time by Landlord, without interfering with Tenant's Permitted Use of the Leased Premises, on reasonable notice to Tenant and enforced uniformly with regard to all tenants of the Building, all of which are and will be a part of this Lease as **Exhibit D**; shall not do or permit anything to be done in or about the Leased Premises which will in any way obstruct or interfere with the rights of other tenants or occupants of the Building or injure or annoy them, and shall not do or permit anything to be done on the Leased Premises which will increase the rate of fire insurance upon the Building.

Tenant, at its expense, shall comply with all laws, rules, regulations, ordinances or orders of Federal, State, County and Municipal authorities having jurisdiction, and with any lawful direction of any public officer or officers, which shall impose any duty upon Landlord or Tenant with respect to the Leased Premises, or the use, occupation or alteration thereof, provided such duty arises from or results from Tenant's failure to comply with Tenant's covenants in this Lease or from Tenant's negligence or from the use of the Leased Premises in a manner contrary to the purposes for which the same are leased to Tenant. Landlord represents and warrants that at the Commencement Date of this Lease the Leased Premises will be in compliance with all applicable laws, rules, regulations, ordinances, orders and directions. Landlord shall at its own cost and expense, comply with all laws, rules, orders, regulations and requirements which require structural repairs or alterations of the Building, unless such repairs or alterations are necessitated by Tenant's use of the Leased Premises for a purpose other than the Permitted Use set forth herein, but Landlord may contest, appeal and differ compliance with the same provided that the use or occupancy of the Leased Premises by Tenant shall not be interfered with and Tenant is not subject to prosecution for a criminal offense by reason of such non-compliance by Landlord. Tenant may, after securing Landlord to Landlord's reasonable satisfaction against all damages, interest, penalties and expenses, including, without limitation, reasonable attorneys' fees, by cash deposit or by surety bond in an

amount and in a company satisfactory to Landlord, contest and appeal any such laws, ordinances, orders, rules, regulations or requirements provided same is done with all reasonable promptness and provided such appeal shall not subject Landlord to prosecution for a criminal offense or constitute a default under any lease or mortgage under which Landlord may be obligated, or cause under any lease or mortgage under which Landlord may be obligated, or cause the Leased Premises or any part thereof to be condemned or vacated.

Section 3.02. **Landlord's Rights Regarding Use.** In addition to the rights specified elsewhere in this Lease, Landlord shall have the following rights regarding the use of the Leased Premises and Building Common Areas (as defined in Section 16.02) by Tenant, its employees, agents, customers and invitees, which may be exercised without notice or liability to Tenant, to install such signs, advertisements, notices or Tenant identification information on the directory board, or Tenant access doors it shall deem appropriate; other window coverings Tenant may propose for use invisible from the outside of the Leased Premises; to approve or disapprove of all sign painting and lettering, mineral or drinking water, beverages, foods, towels, vending machines or toilet supplies used or consumed on the Leased Premises and the Building, including the suppliers thereof; to grant any person exclusive right to conduct any business or render service in the Building, provided that such exclusive right shall not operate to limit Tenant from using the Leased Premises for the permitted use as outlined in Item L of Section 1.02; and to control the Building Common Areas in such a manner as the Landlord deems necessary and proper including, but not limited to, requiring all persons entering or leaving the Building to identify themselves to security guards; excluding or expelling peddlers, solicitors or loud or unruly persons from the Building; and closing and limiting access to the non-retail portion of the Building or other part thereof, including entrances, corridors, doors, elevators, during times of emergencies, or repairs or after regular business hours. Landlord shall have the exclusive right to use all or any part of the roof of the Building for any purpose; to erect additional stories or other structures over all or any part of the Building; to erect in connection with the construction thereof temporary scaffolds and other aids to construction on the exterior of the Building, provided that access to the Leased Premises shall not be denied; and to install, maintain, use, repair and replace within the Leased Premises pipes, ducts, conduits, wires and all other mechanical equipment serving other parts of the Building or Shopping Center, the same to be in locations within the Leased Premises behind the walls, under the floors or above the ceilings as will not unreasonably deny Tenant's use thereof or materially and adversely the office's layout. Landlord may make any use it desires of the side, front or rear walls of the Building, provided that such use shall not encroach on the interior of the Leased Premises. Tenant agrees to give Landlord access to the Leased Premises for the purposes of this Section.

Section 3.03. **Access to Leased Premises.** Provided Tenant and its representatives, agents and employees have reasonably unimpeded access to the Leased Premises, Landlord reserves the right to enter the Leased Premises in any emergency, and to also inspect the same, to alter, improve, remodel or repair the Leased Premises or any portion of the real estate of which the Leased Premises are a part, without abatement of rent and without incurring any liability to Tenant therefore, excepting if such liability is caused by the gross negligence or intentional misconduct of Landlord and subject to Section 8.05 herein. Landlord shall also have the right to enter the Leased Premises during Tenant's normal business hours with 24 hours advance notice to Tenant, and to show the same to prospective purchasers, mortgagees and tenants. If representatives of Tenant shall not be present to open and permit such entry to the Leased Premises at any time, and such entry is necessary or permitted hereunder, Landlord and its employees and agents may enter the Leased Premises by means of a master or pass key or otherwise. Landlord shall incur no liability to Tenant for such entry, nor shall such entry constitute an eviction of Tenant or a termination of the Lease, or entitle Tenant to any abatement of rent therefore, excepting if such liability is caused by the gross negligence or intentional misconduct of Landlord and subject to Section 8.05 herein. In addition, during the final six (6) months of this Lease or any renewal term, Landlord may place on the Leased Premises where appropriate the usual notices "For Lease" or "For Sale" or other similar notices which Tenant shall permit to remain without molestation.

Section 3.04. **Surrender of Leased Premises.** At the end of the Lease Term or other sooner valid termination of this Lease, Tenant will peaceably deliver up to the Landlord possession of the Leased Premises, together with all improvements or additions upon or belonging to the same, by whomsoever made, in the same condition as received, or first installed, ordinary wear and tear and damage by fire, earthquake, Act of God or the elements alone excepted. Upon the termination of this Lease, Tenant shall at Tenant's sole cost, remove all counter, trade fixtures, office furniture and equipment and voice/data wiring installed by Tenant unless otherwise agreed to in writing by Landlord. Any property, fixtures or equipment referenced in **Exhibit C** or purchased, in part or in whole, with monies from Landlord, whether such monies are paid directly by Landlord or result from a Tenant allowance under the Lease, belongs to and is property of Landlord and shall remain on the Leased Premises, unless Landlord directs Tenant otherwise to remove such items, in which event Tenant shall promptly remove such items at Tenant's sole cost and expense. Tenant shall also repair any damage caused by such removal. Property not so removed from the Leased Premises, Building or the Shopping Center as of the date of expiration or the earlier termination thereof, shall be deemed abandoned at the termination of this Lease by Tenant and title to the same shall thereupon pass to Landlord. Tenant shall indemnify Landlord against any loss or liability resulting from delay by Tenant in so surrendering the Leased Premises, including without limitation, any claims made by any succeeding Tenant founded on such delay.

Section 3.05. **Holding Over.** In the event Tenant remains in possession of the Leased Premises or any part thereof without the consent of Landlord after the expiration or earlier termination of this Lease, Tenant shall be deemed to hold the

Leased Premises as a tenant on a month-to-month basis subject to all of the terms, conditions, covenants and provisions of this Lease (which shall be applicable during the holdover period), except that Tenant shall pay to Landlord one hundred fifty percent (150%) of the sum of the last current Basic Annual Rent (hereinafter defined) plus Excess Operating Costs (hereinafter defined), which amounts shall be payable to Landlord on demand. In addition, Tenant shall be liable to Landlord for all damages occasioned by such holding over. No holding over by Tenant, whether with or without the consent of Landlord, shall operate to extend this Lease except as otherwise expressly provided herein. Such Basic Annual Rent and Excess Operating Costs shall be deemed fully earned as of the first day of each month. In the event of any holdover by Tenant after the first day of any month, Tenant shall be liable for an entire month's Rental and shall not be entitled to any reimbursement, credit or pro-ration for any portion of the month for which the Leased Premises were not due unless Landlord otherwise agrees in writing.

ARTICLE 4
Rent and Deposit

Section 4.01. Components of Rent. Tenant hereby agrees to pay to Landlord as rent for the Leased Premises an amount composed of the aggregate of the components of rent hereinafter identified and defined as "Basic Annual Rent" and Tenant's share of "Excess Operating Costs". The aggregate of all such rentals may be referred to hereinafter as "Rental". The annual Rental shall be due and payable in twelve (12) equal installments on the first day of each calendar month during the term of this Lease, except for periods of free rent and reduced rent as set forth in Section 1.02 (D) and (E). Tenant hereby agrees to pay the monthly Rental installments to Landlord as provided in Item M Section 1.02 of this Lease or at such other location as Landlord may designate from time to time, in advance without demand and without any deduction, abatement, counterclaim or set off. In the event of a partial month at the beginning of the term of this Lease, the Rental and any other charges or costs, payable by Tenant shall be prorated on the basis of a thirty (30) day month. Any portion of the monthly Rental installments not paid when due shall bear a delinquency charge equal to five percent (5%) of the amount of the Rental due and unpaid multiplied by the number of months or fraction thereof, during which time such Rental remains overdue. All Rental and other charges payable by Tenant pursuant to the terms of this Lease shall be payable without relief from valuation and appraisement laws, and with reasonable attorneys' fees and costs of collection, if Landlord is successful in the collection of Rental and other charges alleged to be due Landlord.

Section 4.02. Basic Annual Rent. Tenant hereby agrees to pay Basic Annual Rent for Leased Premises in the amount specified in Item D, Section 1.02 of this Lease without a right of set-off, payable in advance in equal consecutive monthly installments as specified in Item E, Section 1.02 of this Lease, on or before the first day of each month during the Lease Term.

Section 4.03. Excess Operating Cost. Tenant shall pay as additional rental each calendar year its share of the operating costs that are in excess of Landlord's Share of Operating Costs as specified in Item F, Section 1.02 of this Lease ("Excess Operating Costs"). "Landlord's Share of Operating Costs", as that term is used herein, shall consist of all costs and expenses incurred by Landlord to maintain all facilities used in the operation of the Building and its environs as may be determined by Landlord to be necessary. All operating costs shall be determined in accordance with generally accepted accounting principles which shall be consistently applied, and shall be annualized in new or refurbished structures that commence operation during a calendar year, by dividing the total costs by the number of months the structure is in operation, and multiplying that result by twelve (12). Except to the extent herein otherwise provided, the term "Operating Costs" as used herein shall mean all costs and expenses (but not specific costs which are separately billed to and paid or reimbursed by specific tenants) of every kind and nature which Landlord shall pay, become obligated to pay, or would have paid or incurred if the Building had been fully occupied, because of, or in connection with the ownership and operation of the Building, including, but not limited to, the following:

(A) Wages, salaries, fringe benefit costs, payroll taxes, unemployment compensation payments, workmen's compensation insurance premiums and other related costs of all on-site and off-site employees engaged in the operation, maintenance and security of the Building (only to the extent and proportion that the cost is attributable to the operation, maintenance and security of the Building); costs of building employee uniforms and cleaning thereof; the cost of fair rental value of a Building Management Office in the Shopping Center (only to the extent and proportion that the cost is attributable to the operation, maintenance and security of the Building); and the management fees payable by Landlord (excluding brokerage commission for leasing) for management of the Building.

(B) All labor, supplies and materials used in the operation, cleaning and maintenance of the Building and all of its machinery and equipment.

(C) Cost of all utilities, including water, sewer, gas, steam, electric fuel adjustment charges, sewer use charges and utility taxes incurred by Landlord to the extent and proportion that the cost is attributable to the operation of the Building.

(D) Cost of all management, maintenance and service agreements of the Building and the equipment therein, including, without limitation, alarm service, trash removal and window cleaning and maintenance to the extent and proportion that the cost is attributable to the Building.

(E) Accounting costs, including the costs of audits by certified public accountants, to the extent and proportion that the cost is attributable to the management and operation of the Building.

(F) Cost of all insurance, including without limitation, fire, casualty, liability and rental abatement insurance applicable to the Building and Landlord's personal property to the extent and proportion that the cost is attributable to the operation and maintenance of the Building.

(G) Cost of repairs, replacements and general maintenance of the Building and each part thereof (excluding repairs, replacements and general maintenance paid by proceeds of insurance or by Tenant or other third parties, and alterations attributable solely to other tenants of the Building).

(H) Intentionally deleted.

(I) Amortization of capital improvements made to the Building subsequent to the Commencement Date of the Lease which may be required by governmental authorities (excluding capital improvements made by retail tenants in the building), or which may improve the operating efficiency of the Building from Landlord's efforts to reduce operating costs, which shall help reduce Tenant's proportionate share of operating cost increases.

(J) All taxes, tax appeal costs, expenses and fees, service payments in lieu of taxes, assessments, excises, levies, fees, or charges, general and special, ordinary and extraordinary, unforeseen as well as foreseen, of any kind which are assessed, levied, charged, confirmed, or imposed by any public authority upon the Building, personal property owned or used in connection with the operation of the Building or upon its operations or the rent provided for in this Lease any payable during the term of this Lease, but excluding any income taxes upon Landlord's rental receipts. It is agreed that Tenant will be responsible for the ad valorem taxes on its own personal property, in or about the Building, and on the value of any leasehold improvements to the Leased Premises made by Tenant. However, Tenant shall not be responsible for, and such shall not be included as an Operating Cost, any fine, penalty, cost or interest for taxes or assessments or parts thereof which Landlord failed to timely pay (except if same were imposed by reason of Tenant's default hereunder). Landlord shall pay, prior to delinquency, all real estate taxes and assessments levied or assessed against the Building as required under this Lease.

(K) Intentionally deleted.

Section 4.04. **Estimated Excess Operating Costs.** Landlord shall estimate the Excess Operating Costs annually, and written notice thereof shall be given to Tenant prior to, or within a reasonable time after, the beginning of each calendar year. Tenant shall pay its share of the Estimated Excess Operating Costs in twelve (12) equal monthly installments payable on the first day of each month as part of the Rental. On the expiration or earlier termination of the Lease Term, Landlord shall have the right to adjust the Estimated Excess Operating Costs based on year to date information, with Tenant to pay Landlord, within fifteen (15) days after receipt of notice thereof, any increase in the estimate attributable to the period before the Lease Term expiration. Within a reasonable period of time, not to exceed one hundred twenty (120) days after the end of each calendar year, even in cases where the Lease terminated in the prior year, Landlord shall render to Tenant a statement showing the actual Excess Operating Costs for Landlord's operation of the Building during the prior calendar year, setting forth a computation of Tenant's share of the Excess Operating Costs for the portion of the year covered by the Lease Term. Within fifteen (15) days after receipt of said statement, Tenant shall pay Landlord, or Landlord shall credit to Tenant, as the case may be, the difference between the actual Excess Operating Costs for the preceding calendar year and the Estimated Excess Operating Costs paid by Tenant during such year. If the Lease shall commence, expire, or be terminated on any date other than the last date of the calendar year, then the Excess Operating Costs for such partial year shall be prorated on the basis of the number of days during the year the Lease was in effect in relation to the total number of days in such year. If Tenant owes Landlord, then such payment shall be made in a lump sum. If Landlord owes Tenant, then Tenant's account shall be credited in the same way Tenant paid its Estimated Excess Operating Costs, or other payment, at Landlord's sole discretion.

Tenant shall have thirty (30) days from receipt of the statement described above to object to any amounts set forth in the statement, provided Tenant reasonably believes that a dispute regarding the statement exists. If the parties are unable to resolve any dispute as to the correctness of such statement within thirty (30) days following such notice of objection, either party may refer the issues raised to a reputable public accounting firm selected by Landlord and reasonably acceptable to Tenant, and the decision of such accountants shall be conclusively binding upon Landlord and Tenant. In connection therewith, Tenant and such accountants shall execute and deliver to Landlord a confidentiality agreement, in form and substance reasonably satisfactory to Landlord, whereby such parties agree not to disclose to any third party any of the information obtained in connection with such

review. Tenant shall pay the fees and expenses relating to such procedure, unless such accountants determine that Landlord overstated Operating Costs by more than the greater of either (a) 2% or (b) $1,000.00, in which case Landlord shall pay such fees and expenses.

Section 4.05. Security Deposit. Intentionally deleted.

ARTICLE 5
Utility and Other Building Services

Section 5.01. Services to be Provided. Provided Tenant is not in default, Landlord shall furnish to Tenant, except as noted below, the following utilities and other building services to the extent reasonably necessary for Tenant's comfortable use and occupancy of the Leased Premises for general office use or as may be required by law or directed by governmental authority:

(A) Heating, ventilation and air-conditioning between the hours of 7:00 a.m. and 6:00 p.m. Monday through Friday and 8:00 a.m. to 12:00 p.m. on Saturday of each week except on legal holidays;

(B) Subject to interruptions beyond Landlord's control, electrical current not to exceed six (6) watts per square foot. At all times Tenant's use of electric current shall never exceed the capacity of the feeders to the Building or the risers or wiring installation; Tenant shall not install or use or permit the installation or use of any computer or electronic data processing equipment in the Leased Premises, if said equipment has special power requirements, without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed provided Tenant makes the proper accommodations to effectively provide for any special power requirement and promptly pays for such excess usage.

(C) Water in the Building Common Areas for lavatory and drinking purposes;

(D) Automatic elevator service where applicable;

(E) Cleaning and janitorial service, including the supplying and installing of paper towels, toilet tissue and soap in the Building Common Areas five (5) days of each week except legal holidays; provided, however, Tenant shall be responsible for any expenses of carpet cleaning in the Leased Premises other than routine vacuuming;

(F) Washing of windows at intervals reasonably established by Landlord;

(G) Replacement of all lamps, bulbs, starters and ballasts in Building standard lighting as required from time to time as a result of normal usage;

(H) Cleaning and maintenance of the Building Common Areas, including the removal of rubbish and snow; and

(I) Repair and maintenance to the extent specified elsewhere in this Lease.

Landlord agrees that it shall utilize its best efforts to hire the current janitorial contractor providing such services to Tenant, at Tenant's existing business location, for the entire Clay Terrace South Office Building.

Section 5.02. Additional Services. If Tenant requests any other utilities or building services in addition to those identified above or any of the above utilities or building services in frequency, scope, quality or quantity substantially greater than those which Landlord determines are normally required by other tenants in the Building for general office use, then Landlord shall use reasonable efforts to attempt to furnish Tenant with such additional utilities or building services. In the event Landlord is able to and does furnish such additional utilities or building services, the costs thereof shall be borne by Tenant, who shall reimburse Landlord monthly for the same as additional rent at the same time Monthly Rental Installments and other Rental is due.

If any lights, machines or equipment (including but not limited to computers other than personal computers) used by Tenant in the Leased Premises materially affect the temperature otherwise maintained by the Building's air-conditioning system or generate substantially more heat in the Leased Premises than that which would normally be generated by the lights and business machines typically used by other tenants in the Building or by tenants in comparable office buildings, then Landlord shall have the right to install any machinery or equipment, which Landlord considers reasonably necessary in order to restore the temperature balance between the Leased Premises and the rest of the Building, including equipment which modifies the Building's air-conditioning system. All costs expended by Landlord to install any such machinery and equipment and any

additional costs of operation and maintenance occasioned thereby shall be borne by Tenant, who shall reimburse Landlord for the same.

Tenant shall not install or connect any electrical equipment other than the business machines and equipment typically used for general office purposes by tenants in office buildings comparable to the Building (with the exception of personal computers and word processors) without Landlord's prior written consent. If Landlord determines that the electricity used by the equipment to be so installed or connected exceeds the designed load capacity of the Building's electrical system or is in any way incompatible therewith, then Landlord shall have the right, as a condition to granting its consent, to make such modifications to the electrical system or other parts of the Building or Leased Premises, or to require Tenant to make such modifications to the equipment to be installed or connected, as Landlord considers to be reasonably necessary before such equipment may be so installed or connected. The cost of any such modifications shall be borne by Tenant, who shall reimburse Landlord for the same (or any portion thereof paid by Landlord).

Section 5.03. **Interruption of Services.** Tenant understands, acknowledges and agrees that any one or more of the utilities or other building services identified in Section 5.01 may be interrupted by reason of accident, emergency or other causes beyond Landlord's control, or may be discontinued or diminished temporarily by Landlord or other persons until certain repairs, alterations or improvements can be made; that Landlord does not represent or warrant that the availability and capacity of such utilities or building services shall continue uninterrupted and unchanged, and that any such interruption or change shall not be deemed an eviction or disturbance of Tenant's right to possession, occupancy and use of the Leased Premises or any part thereof, or render Landlord liable to Tenant for damages by abatement of rent or otherwise, or relieve Tenant from the obligation to perform its covenants under this Lease.

ARTICLE 6
Repairs, Maintenance, Alterations,
Improvements and Fixtures

Section 6.01. **Repair and Maintenance of Building.** Subject to Section 6.02 and except for any repairs necessitated by the negligence, misuse, or default of Tenant, its employees, agents, customers and invitees, Landlord shall make all necessary repairs to the exterior walls, exterior doors, windows, corridors and other Common Areas of the Building, and Landlord shall keep the Building in a safe, clean and neat condition and use reasonable efforts to keep all equipment used in common with other tenants such as elevators, plumbing, heating, air conditioning and similar equipment, in good condition and repair. Except as provided in Article 7 hereof, or if due to the gross negligence or intentional misconduct of Landlord or it representatives, agents, or employees and subject to Section 8.05 herein, there shall be no abatement of rent and no liability of Landlord by reason of any injury to or interference with Tenant's business arising from the making of any repairs, alterations or improvements in or to any portion of the Building or the Leased Premises or in or to any fixtures, appurtenances and equipment therein or thereon.

Section 6.02. **Repair and Maintenance of Leased Premises.** Landlord shall keep and maintain the Leased Premises in good order, condition and repair. Except for the services specified in Section 5.01 (E), (F) and (G), and except for ordinary wear and tear and damage which Tenant is not obligated to repair as provided elsewhere in this Lease, the cost of all repairs and maintenance to the Leased Premises shall be borne by Tenant, who shall be separately billed and shall reimburse Landlord for the same as additional rent.

Section 6.03. **Alterations or Improvements.** Upon prior written consent from Landlord, which consent shall not be unreasonably withheld, conditioned or delayed, alterations or improvements may be made to the Leased Premises; provided however, such alterations or improvements shall be made by Landlord, or contractors approved by Landlord. All costs attributable to said alterations or improvements shall be borne by Tenant, including, but not limited to all construction costs, fees, architectural costs, permit fees, and attorney fees. Any alterations or improvements to the Leased Premises, except movable office furniture, equipment and trade fixtures, shall become part of the realty, and be the property of Landlord, and shall not be removed by Tenant. Tenant shall have the absolute right to make individual non-structural additions, alterations or improvements costing less than $5,000.00, provided such does not affect the mechanical, wiring, telecommunications, electrical or heating, ventilating and air conditioning systems of the Leased Premises or Building.

Section 6.04. **Trade Fixtures.** Any trade fixtures installed on the Leased Premises by Tenant at its own expense, such as movable partitions, counters, shelving, showcases, mirrors and the like, may, and, at the request of Landlord, shall be removed on the expiration or earlier termination of this Lease, provided that Tenant is not then in default, that Tenant bears the cost of such removal, and further that Tenant repairs at its own expense any and all damages to the Leased Premises resulting from such removal. If Tenant fails to remove any and all such trade fixtures from the Leased Premises on the expiration or earlier termination of this Lease, all such trade fixtures shall become the property of Landlord unless Landlord elects to require their removal, in which case Tenant shall, at its expense, promptly remove the same and restore the Leased Premises to their prior condition. Any such trade fixtures not so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and/or disposed of by Landlord at Tenant's expense, and Tenant waives all claims against Landlord for

any damages resulting from Landlord's retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Lease shall survive the termination of the Lease, including without limitation, indemnity obligations, and obligations concerning the condition and repair of the Leased Premises.

Section 6.05. **Right to Change Public Portions of the Building.** Provided such changes do not materially affect Tenant's rights under the Lease, at any time after the completion of the Building, Landlord shall have the right to change the arrangement or location of such of the following as are not contained within the Leased Premises or any part thereof: entrances, signs, passageways, doors and doorways, corridors, stairs, toilets and other like public service portions of the Building; providing, however, that in no event shall Landlord change the arrangement or location of the elevators serving the Leased Premises, make any change which shall diminish the area of the Leased Premises, make any change which shall interfere with the access to the Leased Premises from and through the Building, or change the character of the Building from that of a first-class office building.

Section 6.06. **Floor and Structural Loading.** Tenant shall not place a load upon any floor, or suspend a load from any structural member of the Leased Premises which exceeds either the floor load per square foot which such floor was designed to carry or that which is allowed by law; or which exceeds the engineering specifications for structural members. Landlord reserves the right to prescribe the weight and position of all safes, heavy machinery, or other heavy equipment, whether it is to be positioned on the floor, or suspended from structural members of the Building. Machine and mechanical equipment used by Tenant which cause vibrations or noise that may be transmitted to the Building structure, or to any leased space to such a degree as to be reasonably objectionable to Landlord or to any other Tenant shall be placed and maintained by Tenant, at its expense, in settings of cork, rubber or spring vibration eliminators sufficient to eliminate such vibrations or noise.

ARTICLE 7
Fire or Other Casualty; Eminent Domain

Section 7.01. **Substantial Destruction of the Building or the Leased Premises.** If either the Building or the Leased Premises should be substantially destroyed or damaged (which as used herein, means destruction or material damage to at least 50% of the Building or 50% of the Leased Premises) by fire or other casualty, then Landlord or Tenant may, at its option, terminate this Lease by giving written notice of such termination to the other party within thirty (30) days after the date of such casualty. In such event, Rental shall cease as of the date of such casualty. If neither party exercises this option, so long as sufficient insurance proceeds are available for Landlord's use in reconstruction and repair, then the Leased Premises shall be reconstructed and restored, at Landlord's expense, to substantially the same condition as they were prior to the casualty; provided however, that Landlord's obligation hereunder shall be limited to the reconstruction of Building Standard Work (as defined in **Exhibit C** hereof); and further provided that if Tenant has made any additional improvements pursuant to Section 6.03, Tenant shall reimburse Landlord for the cost of reconstructing the same. In the event of such reconstruction, rent shall be abated from the date of the casualty until substantial completion of the reconstruction repairs; and this Lease shall continue in full force and effect for the balance of the Lease Term.

Section 7.02. **Partial Destruction of the Leased Premises.** If the Leased Premises should be damaged by fire or other casualty, but not substantially destroyed or damaged to the extent provided in Section 7.01, then, so long as sufficient insurance proceeds are available for Landlord's use in reconstruction and repair, then such damaged part of the Leased Premises shall be reconstructed and restored, at Landlord's expense, to substantially the same condition as it was prior to the casualty; provided however, that Landlord's obligation hereunder shall be limited to the reconstruction of Building Standard Work (as defined in **Exhibit C** hereof); and further provided that if Tenant has made any additional improvements pursuant to Section 6.03, Tenant shall reimburse Landlord for the cost of reconstructing the same. In such event, if the damage is expected to prevent Tenant from carrying on its business in the Leased Premises to an extent exceeding 50% of its normal business activity, Rental shall be abated in the proportion which the approximate area of the damaged part bears to the total area in the Leased Premises from the date of the casualty until substantial completion of the reconstruction repairs; and this Lease shall continue in full force and effect for the balance of the Lease Term. Landlord shall use reasonable diligence in completing such reconstruction repairs, but in the event Landlord fails to complete the same within one hundred eighty (180) days from the date of the casualty, Tenant may, at its option, terminate this Lease by giving Landlord written notice of such termination, whereupon both parties shall be released from all further obligations and liability hereunder.

Section 7.03. **Eminent Domain.** If the whole or any part of the Leased Premises shall be taken for public or quasi-public use by a governmental or other authority having the power of eminent domain or shall be conveyed to such authority in lieu of such taking, and if such taking or conveyance shall cause the remaining part of the Leased Premises to be untenantable and inadequate for use by Tenant for the purpose for which they were leased, then either Landlord or Tenant may, at their respective option, terminate this Lease as of the date Tenant is required to surrender possession of the Leased Premises by giving written notice of such termination to the other party. If a part of the Leased Premises shall be taken or conveyed but the remaining part is tenantable and adequate for Tenant's use, then this Lease shall be terminated as to the part taken or conveyed as of the date Tenant surrenders possession; Landlord shall make such repairs, alterations and improvements as may be necessary to render the

part not taken or conveyed tenantable; and Rental shall be reduced in proportion to the part of the Leased Premises so taken or conveyed. However, if the compensation awarded (reduced by any application thereof by Landlord's mortgage to its mortgage is insufficient to restore the Leased Premises, Landlord shall have the option to terminate this Lease as of the date Tenant is required to surrender possession of the Leased Premises by giving Tenant written notice of such termination. All compensation awarded for such taking or conveyance shall be the property of Landlord without any deduction therefrom for any present or future estate of Tenant, and Tenant hereby assigns to Landlord all its right, title and interest in and to any such award. However, Tenant shall have the right to recover from such authority, but not from Landlord, such compensation as may be awarded to Tenant on account of moving and relocation expenses and depreciation to and removal of Tenant's property.

ARTICLE 8
Insurance

Section 8.01. Landlord's Insurance. Landlord shall at all times during the Lease Term carry, at its expense, a policy of insurance which insures the Building, including the Leased Premises, against loss or damage by fire or other casualty (namely, the perils against which insurance is afforded by a standard fire insurance policy and extended coverage endorsement); provided, however, that Landlord shall not be responsible for, and shall not be obligated to insure against, any loss of or damage to any personal property of Tenant or which Tenant may have in the Building or the Leased Premises or any trade fixtures installed by or paid for by the Tenant on the Leased Premises or any additional improvements which Tenant may construct on the Leased Premises, and Landlord shall not be liable for any loss or damage to such property, regardless of cause, including the negligence of Landlord and its employees, agents, customer and invitees. If the Building Non-Standard Work (as defined in **Exhibit C** herein) installed by Landlord in connection with Landlord's Work in excess of the Building standard tenant finish improvements or any alterations or improvements made by Tenant pursuant to Section 6.03 result in an increase in the premiums charged during the Lease Term on the casualty insurance carried by Landlord on the Building, then the cost of such increase in insurance premiums shall be borne by Tenant, who shall reimburse Landlord for the same as additional rent after being separately billed therefor.

Section 8.02. Landlord's Responsibility. Landlord shall assume the risk of, be responsible for, have the obligation to insure against, and indemnify Tenant and hold it harmless from, any and all liability for any loss of or damage or injury to person (including death resulting therefrom) or property (other than Tenant's property as provided in Section 8.01.) occurring in, or about the Building Common Areas and the Shopping Center Common Areas, regardless of cause, except for that caused by the negligence of, intentional act or omission or breach of this Lease by Tenant and its employees, agents, customers and invitees. Landlord's obligation to indemnify Tenant hereunder shall include the duty to defend against any claims asserted by reason of such loss, damage or injury and to pay any judgment, settlements, costs, fees and expenses, including attorneys' fees, incurred in connection therewith.

Section 8.03. Tenant's Insurance. Tenant, in order to enable it to meet its obligation to insure against the liabilities specified in this Lease, shall at all times during the Lease Term carry, at its own expense, for the protection of Tenant, Landlord and Landlord's management agent, as their interest may appear, one or more policies of general public liability and property damage insurance, issued by one or more insurance companies acceptable to Landlord, with the following minimum coverages:

(A) Worker's Compensation - minimum statutory amount.

(B) Commercial General Liability Insurance including, Landlord and Landlord's management agent as additional insureds. - Not less than $2,000,000 Combined Single Limit for both bodily & property damage.

(C) Fire and Extended Coverage, Vandalism and Malicious Mischief, and Sprinkler Leakage insurance, for the full cost of replacement of Tenant's property.

Such insurance policy or policies shall name Landlord and Landlord's management agent as additional insureds and shall provide that they may not be canceled on less than thirty (30) days' prior written notice to Landlord. Tenant shall furnish Landlord with Certificates of Insurance evidencing such coverage. Should Tenant fail to carry such insurance and furnish Landlord with such Certificates of Insurance after a request to do so, Landlord shall have the right to obtain such insurance and collect the cost thereof from Tenant as additional rent.

Section 8.04. Tenant's Responsibility. Tenant shall assume the risk of, be responsible for, have the obligation to insure against, and indemnify Landlord and hold it harmless from any and all liability for any loss of or damage or injury to any person (including death resulting therefrom) or property occurring in, or about the Leased Premises, regardless of cause, except for any loss or damage from fire or other casualty as provided in Section 8.01 and except for that caused by the gross negligence or

intentional misconduct of Landlord and its employees, agents, customers and invitees and subject to Section 8.05 herein; and Tenant hereby releases Landlord from any and all liability for the same. Tenant's obligation to indemnify Landlord hereunder shall include the duty to defend against any claims asserted by reason of such loss, damage or injury and to pay any judgment, settlements, costs, fees and expenses, including attorneys' fees, incurred in connection therewith. Notwithstanding anything herein to the contrary, Tenant shall bear the risk of any loss or damage to its property as provided in Section 8.01.

Section 8.05. __Waiver of Subrogation.__ Notwithstanding anything in this Lease to the contrary, Landlord and Tenant hereby release each other and each other's employees, agents, customers and invitees from any and all liability for any loss of or damage or injury to person or property occurring in, on or about or to the Leased Premises, the Building or personal property within the Building by reason of fire or other casualty which could be insured against under a standard fire and extended coverage insurance policy, regardless of cause, including negligence of Landlord or Tenant and their respective employees, agents, customers and invitees, and agree that such insurance carried by either of them shall contain a clause whereby the insurer waives its right of subrogation against the other party. Because the provisions of this Section 8.05 are intended to preclude the assignment of any claim mentioned herein by way of subrogation or otherwise to an insurer or any other person, each party to this Lease shall give to each insurance company which has issued to it one or more policies of fire and extended coverage insurance notice of the provisions of this Section 8.05 and have such insurance policies properly endorsed, if necessary, to prevent the invalidation of such insurance by reason of the provisions of this Section 8.05.

ARTICLE 9
Liens

Section 9.01. __Liens.__ If, because of any act or omission of Tenant or any person claiming by, through, or under Tenant, any mechanic's lien or other lien shall be filed against the Leased Premises or the Building or against other property of Landlord (whether or not such lien is valid or enforceable as such), Tenant shall, at its own expense, cause the same to be discharged of record within thirty-five (35) days after the date of filing thereof, and shall also indemnify Landlord and hold it harmless from any and all claims, losses, damages, judgments, settlements, costs and expenses, including attorneys' fees, resulting therefrom or by reason thereof. Landlord may, but shall not be obligated to, pay the claim upon which such lien is based so as to have such lien released of record; and, if Landlord does so, then Tenant shall pay to Landlord, as additional rent, upon demand, the amount of such claim, plus all other costs and expenses incurred in connection therewith, plus interest thereon at the rate of eighteen percent (18%) per annum until paid.

ARTICLE 10
Rental, Personal Property and Other Taxes

Section 10.01. __Taxes.__ Tenant shall pay before delinquency any and all taxes, assessments, fees or charges, including any sales, gross income, rental, business occupation or other taxes, levied or imposed upon Tenant's business operations in the Leased Premises and any personal property or similar taxes levied or imposed upon Tenant's trade fixtures, leasehold improvements or personal property located within the Leased Premises. In the event any such taxes, assessments, fees or charges are charged to the account, of or are levied or imposed upon the property of Landlord, Tenant shall reimburse Landlord for the same as additional rent. Notwithstanding the foregoing, Tenant shall have the right to contest in good faith any such item and to defer payment until after Tenant's liability therefor is finally determined.

If any tenant finish improvements, trade fixtures, alterations, improvements or business machines and equipment located in or about the Leased Premises installed by Tenant, at its own cost and expense are assessed for real property tax purposes at a valuation higher than that at which other such property in other leased space in the Building is assessed, then Tenant shall reimburse Landlord as additional rent for the amount of real property taxes shown on the appropriate county official's records as having been levied upon the Building or other property of Landlord by reason of such excess assessed valuation.

ARTICLE 11
Assignment and Subletting

Section 11.01. __Assignment and Subletting by Tenant.__ Tenant may not sell, assign, or mortgage this Lease or sublet the Leased Premises or any part thereof, without the prior written consent of Landlord, which consent may not be unreasonably withheld, conditioned or delayed; and any attempted assignment or subletting without such consent shall be invalid. In the event of a permitted assignment or subletting, Tenant shall nevertheless at all times remain fully responsible and liable for the payment of Rental and the performance and observance of all of Tenant's other obligations under the terms, conditions and covenants of this Lease and Tenant shall at its sole cost and expense, have any portion of the Leased Premises that is subleased demised in a manner that is acceptable to Landlord. No assignment or subletting of the Leased Premises or any part thereof shall be binding upon Landlord unless such assignee or subtenant shall deliver to Landlord an instrument (in recordable form, if requested)

containing an agreement of assumption of all Tenant's obligations under this Lease. Upon the occurrence of an event of default, if all or any part of the Leased Premises are then assigned or sublet, Landlord, in addition to any other remedies provided by this Lease or by law, may, at its option, collect directly from the assignee or subtenant all rent becoming due to Landlord by reason of the assignment or subletting. Any collection by Landlord from the assignee or subtenant shall not be construed to constitute a waiver or release of Tenant from the further performance of its obligations under this Lease or the making of a new lease with such assignee or subtenant. Tenant agrees to reimburse Landlord for reasonable accounting and attorney's fees incurred in conjunction with the processing and documentation of any such requested transfer, assignment, subletting, licensing or concession agreement, change of ownership or hypothecation of this Lease or Tenant's interest in and to the Leased Premises.

Landlord may, in its sole discretion, refuse to give its consent to any proposed assignment or subletting for any reason, including, but not limited to Landlord's determination that its interest in the Lease or the Leased Premises would be adversely affected by (i) the financial condition, creditworthiness or business reputation of the proposed assignee or subtenant, (ii) the prevailing market or quoted rental rates for space in the Building or other comparable buildings or (iii) the proposed use of the Leased Premises by, or business of, the proposed assignee or subtenant.

Notwithstanding anything in this Lease to the contrary, Tenant may assign this Lease or sublease all or part of the Leased Premises, without Landlord's consent, to any entity which acquires all or part of Tenant, or which is acquired in whole or in part by Tenant, or is an affiliate, subsidiary or parent of Tenant, provided that the financial condition, creditworthiness and business reputation of the proposed assignee or subtenant are equal to or exceed those of Tenant and further provided that Tenant gives Landlord thirty (30) days prior written notice of such assignment or sublease and included with such notice provide Landlord with reasonable financial information of the assignee or sublessee. Tenant shall nevertheless at all times remain fully responsible and liable for the payment of rent and the performance and observance of all of Tenant's other obligations under the terms, conditions and covenants of this Lease.

ARTICLE 12
Transfer by Landlord

Section 12.01. **Sale and Conveyance of the Building.** Landlord shall have the right to sell and convey the Building at any time during the Lease Term, subject only to the rights of Tenant hereunder; and such sale and conveyance shall operate to release Landlord from liability hereunder after the date of such conveyance as provided in Section 13.08.

Section 12.02. **Subordination.** Landlord shall have the right to subordinate this Lease to any mortgage presently existing or hereafter placed upon the Building by so declaring in such mortgage; and the recording of any such mortgage shall make it prior and superior to this Lease regardless of the date of execution or recording of either document. Tenant shall, at Landlord's request, execute and deliver to Landlord, without cost, any instrument which may be deemed necessary or desirable by Landlord to confirm the subordination of this Lease and an Estoppel Certificate in the form required by Landlord, and as provided in Section 16.14 of this Lease; and, if Tenant fails or refuses to do so, Landlord may execute such instrument in the name and as the act of Tenant. Notwithstanding the foregoing, no default by Landlord under any such mortgage shall affect Tenant's rights hereunder so long as Tenant is not in default, subject to any applicable cure periods, under this Lease. Provided Tenant's rights under this Lease are not affected, Tenant shall, in the event any proceedings are brought for the foreclosure of any such mortgage, attorn to the purchaser upon any such foreclosure and recognize such purchaser as the Landlord under this Lease.

ARTICLE 13
Defaults and Remedies

Section 13.01. **Defaults by Tenant.** Each of the following events shall be an "Event of Default" hereunder:

(A) Failure of Tenant to pay any installment of rent or any part thereof (including but not limited to failure to make any deposit required under the terms of this Lease) or any other payments of money, costs, or expenses herein agreed to be paid by Tenant within five (5) days of written notice from Landlord, provided that such notice does not exceed more than two (2) times per any consecutive twelve (12) month period.

(B) Failure to observe or perform one or more of the other terms, conditions, covenants, or agreements of this Lease and the continuance of such failure for a period of thirty (30) days, or other such period provided in this Lease, after written notice by Landlord specifying such failure (unless such failure requires work to be performed, acts to be done, or conditions to be removed which cannot by their nature reasonably be performed, done, or removed, as the case may be, within such thirty (30) day period or other such period required in this Lease, in which case no default shall be deemed to exist so long as Tenant shall have commenced doing the same within such thirty (30) day or other such period required in this Lease and shall diligently and continuously prosecute the same to completion);

(C) The filing of an application by Tenant for, or a consent to the appointment of, a receiver, trustee, or liquidator of itself or of all its assets;

(D) The filing of a petition in bankruptcy, by, or against Tenant, or the filing of a pleading in any court of record admitting in writing its inability to pay its debts as they become due;

(E) The making by Tenant of a general assignment for the benefit of creditors;

(F) The filing by Tenant of an answer admitting material allegations of or consenting to or defaulting in answering in petition filed against it in any bankruptcy proceedings;

(G) The entry of an order, judgment, or decree by any Court of competent jurisdiction adjudging Tenant a bankrupt or appointing a receiver, trustee, or liquidator of it, or all of its assets, and such order, judgment, or decree continuing unstayed and in effect for any period of sixty (60) consecutive days;

(H) Intentionally deleted;

(I) The transfer, assignment, subletting, passing or devolution of this Lease, any portion of Tenant's estate or rights hereunder, to any person or party, except in a manner herein expressly permitted; or

(J) A levy under execution or attachment against Tenant or any of its property which execution or attachment is not vacated or removed by court order, bonding, or otherwise within thirty (30) days.

Section 13.02. __Remedies of Landlord.__ Upon the occurrence of any event of default set forth in Section 13.01, Landlord shall have the following rights and remedies, in addition to those allowed by law, any, or all of which may be exercised without additional notice or demand upon Tenant.

(A) Landlord may apply the security deposit or any other prepaid funds to the cost of cure of any default and/or reenter the Leased Premises and cure any default of Tenant. In such event Tenant shall immediately reimburse Landlord as additional rental for any such costs, and shall restore the security deposit, or other prepaid funds used by Landlord to cure Tenant's default; and Landlord shall not be liable to Tenant for any loss or damage which Tenant may sustain by reason of Landlord's actions, excepting those caused by Landlord's gross negligence and subject to Section 8.05 herein.

(B) Landlord may at its option give written notice to Tenant stating that this Lease and the Lease Term shall expire and terminate on the date specified in such notice, and upon the date specified in such notice, this Lease and the Term hereby demised, and all rights of Tenant under this Lease shall expire and terminate, in which event (i) Tenant shall thereupon quit and surrender the Leased Premises but shall remain liable as hereinafter provided; (ii) Landlord may without notice, reenter and repossess the Leased Premises using such force for that purpose as may be necessary without being liable to indictment, prosecution, or damages therefor, and Tenant shall nevertheless remain liable as hereinafter provided for the remainder of the Term hereof; and (iii) notwithstanding the termination of this Lease, Landlord may recover from Tenant the sum of: (i) all Base Rent, Additional Rent and all other amounts accrued hereunder to the date of such termination; (ii) the cost of reletting the whole or any part of the Leased Premises, including without limitation, brokerage fees and/or leasing commissions incurred by Landlord, costs of removing and storing Tenant's or any other occupant's property, costs of repairs obligated to be undertaken by Tenant; (iii) all reasonable expenses incurred by Landlord in pursuing its remedies, including reasonable attorneys' fees and court costs; and (iv) the then present value of the Base Rent, Additional Rent and other amounts payable by Tenant under this Lease as would otherwise have been required to be paid by Tenant to Landlord during the period following the termination of this Lease measured from the date of such termination to the expiration date stated in this Lease (the "Accelerated Rent Payment"); provided, however, that if the Accelerated Rent Payment is paid by Tenant to Landlord and Landlord re-leases the Leased Premises at commercially reasonable rental rates to another Tenant after the Lease termination and before the expiration date stated in this Lease, any rent, not to exceed the amount of the Accelerated Rent Payment, received by Landlord during such period shall be paid to Tenant within ten (10) days of receipt by Landlord, up to the amount of the Accelerated Rent Payment. Such present value shall be calculated at a discount rate equal to the 90-day U. S. Treasury bill rate at the date of such termination..

(C) Landlord may, without terminating this Lease, reenter the Leased Premises and repair and alter the Leased Premises in such manner as Landlord may deem necessary or advisable. Landlord shall use commercially reasonable efforts to let or relet the Leased Premises or any parts thereof for the whole or any part of the remainder of the Lease Term hereof or for a longer period, in Landlord's name or as agent of Tenant, and out of any rental collected or received as a result of such letting or reletting Landlord shall first, pay to itself the cost and expense of retaking, repossessing,

repairing and/or altering the Leased Premises, and the cost and expense of removing all personal property therefrom; second, pay to itself the cost and expense sustained in securing any new tenants, and if Landlord shall maintain and operate the Leased Premises, the cost and expense of operating and maintaining the Leased Premises; and, third, pay to itself any balance remaining on account of the liability of Tenant to Landlord. No reentry by Landlord shall absolve or discharge Tenant from liability hereunder. Although Landlord shall use commercially reasonable efforts to mitigate its damages, Landlord shall in no way be responsible or liable for any failure to relet the Leased Premises or any part thereof, or for any failure to collect any rental due on any such reletting.

(D) Landlord may sue for injunctive relief or to recover damages for any loss resulting from the breach.

In addition to the foregoing, in the Event of a Default pursuant to Section 13.01 (D), Tenant shall pay any and all Rental for the month of said petition and thereafter promptly and the failure of Tenant to do so shall constitute an Event of Default entitling Landlord to immediate relief from the automatic stay and termination of the Lease. Tenant further agrees that the Rental constitutes the value of Tenant's occupancy of the Leased Premises, and in the event that Tenant fails to pay any Rental as set forth herein, such unpaid Rental shall constitute an allowed super-priority administrative expense in favor of Landlord to which Landlord is entitled to immediate payment, in full, and Tenant shall agree to enter into an order to such effect in said bankruptcy case. In the event that Landlord incurs any attorneys' fees or other costs or expenses in connection with any Event of Default of Tenant arising from this Lease, or the rights of Landlord or Tenant hereunder, such attorneys' fees shall be reimbursed by Tenant upon demand by Landlord and constitute a part of the Rental due hereunder by Tenant to Landlord.

Section 13.03. **Suit Prior to Expiration.** Suit or suits for the recovery of any deficiency or damages, or for a sum equal to any installment or installments of Rental and other charges hereunder, may be brought by Landlord, from time to time at Landlord's election, and nothing herein contained shall be deemed to require Landlord to await the date whereon this Lease or the Term hereof would have expired by its terms had there been no such default by Tenant or termination.

Section 13.04. **Reinstatement.** No receipt of monies by Landlord from Tenant after termination of this Lease, or after the giving of any notice of termination of this Lease, shall reinstate, continue, or extend the Lease Term or affect any notice given to Tenant, or operate as a waiver of the right of Landlord to enforce the payment of Rental and other sum or sums of money and other charges herein reserved and agreed to be paid by Tenant then due or thereafter falling due, or operate as a waiver of the right of Landlord to recover possession of the Leased Premises by proper remedy, except as herein otherwise expressly provided, it being agreed that after the service of notice to terminate this Lease or the commencement of suit or summary proceedings, or after final order or judgment for the possession of the Leased Premises, Landlord may demand, receive, and collect any moneys due or thereafter falling due without in any matter effecting such money collected being deemed payments on account of the use and occupation of said Leased Premises, or at the election of Landlord, on account of Tenant's liability hereunder.

Section 13.05. **Non-Waiver of Defaults.** The failure or delay by either party hereto to exercise or enforce at any time any of the rights or remedies or other provisions of this Lease shall not be construed to be a waiver thereof, nor affect the validity of any part of this Lease or the right of either party thereafter to exercise or enforce each and every such right or remedy or other provision. No waiver of any default and breach of the Lease shall be deemed to be a waiver of any other default and breach. The receipt by Landlord of less than the full rent due shall not be construed to be other than a payment on account of rent then due, nor shall any statement on Tenant's check or any letter accompanying Tenant's check be deemed an accord and satisfaction, and Landlord may accept such payment without prejudice to Landlord's right to recover the balance of the rent due or to pursue any other remedies provided in this Lease. No act or omission by Landlord or its employees or agents during the Lease Term shall be deemed an acceptance of a surrender of the Leased Premises, and no agreement to accept such a surrender shall be valid unless in writing and signed by Landlord.

Section 13.06. **Cumulative Remedies.** Each right and remedy of Landlord provided for in this Lease shall be cumulative and shall be in addition to every other right and remedy provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or beginning of the exercise by Landlord of any one or more of the right or remedies provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by Landlord of any or all other rights or remedies provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise.

Section 13.07. **Default by Landlord and Remedies of Tenant.** It shall be a default and a breach of this Lease by Landlord if any covenant or obligation required to be performed or observed by it under this Lease for a period of thirty (30) days after written notice thereof from Tenant; provided, however, that if the term, condition, covenant or obligation to be performed by Landlord is of such nature that the same cannot reasonably be performed within said thirty (30) day period, such default shall be deemed to have been cured if Landlord commences such performance within said thirty (30) day period and thereafter diligently undertakes to complete the same. Upon the occurrence of any such default, Tenant may sue for injunctive relief or to recover damages for any loss resulting from the breach, but Tenant shall not be entitled to terminate this Lease or withhold or abate any

rent due hereunder, unless and until it has received a final unappealable judgment as to Landlord's default in Tenant's favor and the default cannot be cured by Landlord.

Section 13.08. **Limitation of Landlord's Liability.** If Landlord shall fail to perform or observe any term, condition, covenant or obligation required to be performed or observed by it under this Lease as provided in Section 13.07 and if Tenant shall, as a consequence thereof, recover a money judgment against Landlord, Tenant agrees that it shall look solely to Landlord's right, title and interest in and to the Building for the collection of such judgment; and Tenant further agrees that no other assets of Landlord shall be subject to levy, execution or other process for the satisfaction of Tenant's judgment and that Landlord shall not be liable for any deficiency.

The references to "Landlord" in this Lease shall be limited to mean and include only the owner or owners, at the time, of the fee simple interest in the Building. In the event of a sale or transfer of such interest (except a mortgage or other transfer as security for a debt), the "Landlord" named herein, or, in the case of a subsequent transfer, the transferor, shall, after the date of such transfer, be automatically released from all personal liability for the performance or observance of any term, condition, covenant or obligation required to be performed or observed by Landlord hereunder; and the transferee shall be deemed to have assumed all of such terms, conditions, covenants and obligations.

Section 13.09. **Transfer upon Termination.** In the event of a termination of this Lease by reason of default or breach by Tenant hereunder: (i) all unexpired insurance premiums, all deposits theretofore made by Tenant with utility companies and all rights of Tenant under all insurance policies shall be deemed to be assigned to and transferred to Landlord; and (ii) Tenant shall deliver and assign to Landlord all leases of subtenants, and concession, license, and occupancy agreements and all security deposits and advance rents then held by Tenant with respect to any and all subleases upon the assumption by Landlord of the obligation to apply all such security deposits and advance rents held by Landlord in accordance with such subleases, and concession, license, and occupancy agreements.

Section 13.10 **Waiver.** Tenant waives the right to trial by jury in any summary proceeding that may hereafter be instituted against it or in any action that may be brought to recover rent hereunder.

Section 13.11. **Landlord's Lien.** Intentionally deleted.

Section 13.12. **Attorney's Fees and Costs.** In the event either party defaults in the performance or observance of any of the terms, conditions, covenants or obligations contained in this Lease and the other party employs attorneys to enforce all or part of this Lease, to collect any rent due or to become due or recover possession of the Leased Premises, the defaulting party agrees to reimburse the non-defaulting party for all reasonable attorneys' fees incurred thereby, whether or not suit has actually been filed. The defaulting party shall also pay the non-defaulting party all reasonable costs and expenses, other than attorneys' fees, incurred in the enforcement of any of the terms, conditions, covenants or obligations contained in this Lease. All the sums paid or obligations incurred by the non-defaulting party as aforesaid with interest and costs shall be paid by the defaulting party to the non-defaulting party thirty (30) days after the rendition of any bill or statement therefore.

ARTICLE 14
Landlord's Right to Relocate Tenant

Section 14.01. **Landlord's Right to Relocate Tenant.** Intentionally deleted.

ARTICLE 15
Notices

Section 15.01. **Notices.** All notices and demands which may or are required to be given by either party to the other hereunder shall be in writing and shall be sent by a nationally recognized overnight delivery service or United States certified or registered mail, postage prepaid, addressed as specified in Item M, Section 1.02 of this Lease or to such other firm or to such other place as either Landlord or Tenant may from time to time designate in writing. The effective date of notices shall be the date such notice is properly deposited with the delivery service, unless otherwise specified in this Lease.

Section 15.02. **Place of Payment.** All Rental and other payment required to be made by Tenant to Landlord shall be delivered, or mailed to Landlord at the address as Specified in Item M, Section 1.02 of this Lease, and such payments shall be deemed made when received by Landlord.

ARTICLE 16

Miscellaneous Provisions

Section 16.01. Condition of Premises. Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Leased Premises or the Building or with respect to the suitability or condition of any part of the Building for the conduct of Tenant's business except as provided in this Lease. Notwithstanding the preceding, the structure of the Building and its heating, ventilating and air conditioning system shall, as of the Commencement Date, be in good working order and condition and be in substantial compliance with all governing laws applicable to new construction.

Section 16.02. Common Areas. The term "Building Common Areas", as used in this Lease, refers to the areas of the Building which are designed for use in common by all tenants of the Building and their respective employees, agents, customers, invitees and others, and includes, by way of illustration and not limitation, entrances and exits, hallways and stairwells, elevators, restrooms and other areas as may be designated by Landlord as part of the Building Common Areas. Tenant shall have the non-exclusive right, in common with others, to the use of the Building Common Areas, subject to such non-discriminatory rules and regulations as may be adopted by Landlord including those set forth in Section 3.02 and **Exhibit D** of this Lease. The term "Shopping Center Common Areas", as used in this Lease, refers to all of the areas located in the Shopping Center or in close proximity thereto which are designated from time to time by Landlord for common (i.e., nonexclusive) use or benefit for the occupants of the Shopping Center, which may include, without limitation, to the extent any of the same may exist at any time and from time to time, entrance plazas, parking areas (permanent and temporary), and landscaped and vacant areas. Tenant shall have the non-exclusive right, in common with others, to the use of the Shopping Center Common Areas, subject to the exclusive control and management thereof at all times by Landlord and further, subject to such non-discriminatory rules and regulations as may be adopted by Landlord from time to time.

Section 16.03. Choice of Law. This Lease shall be governed by and construed pursuant to the laws of the State of Indiana without regard to its conflict of law provisions.

Section 16.04. Venue. Tenant agrees that the venue of any action arising between the parties to this Lease shall be in the County wherein the Leased Premises are located, and that the federal jurisdiction shall be in the district wherein the Leased Premises are located, and Tenant and Landlord hereby waive any claims of preferred venue under the Indiana Trial Rules, or any claim of a more convenient forum.

Section 16.05. Successors and Assigns. Except as otherwise provided in this Lease, all of the covenants, conditions and provisions of this Lease shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

Section 16.06. Name. Tenant shall not, without the written consent of Landlord, use the name of Building for any purpose other than as the address of the business to be conducted by Tenant in the Leased Premises, and in no event shall Tenant acquire any rights in or to such names.

Section 16.07. Examination of Lease. Submission of this instrument for examination or signature to Tenant does not constitute a reservation of or option for Lease, and it is not effective as a Lease or otherwise until execution by and delivery to both Landlord and Tenant.

Section 16.08. Time. Time is of the essence of this Lease and each and all of its provisions.

Section 16.09. Defined Terms and Marginal Headings. The words "Landlord" and "Tenant" as used herein shall include the plural as well as the singular. If more than one person is named as Tenant, the obligations of such persons are joint and several. The marginal headings and titles to the articles of this Lease are not a part of this Lease and shall have no effect upon the construction or interpretation any part hereof.

Section 16.10. Entire Agreement; Amendments. This Lease and the Acceptance Letter executed pursuant to Section 2.03 hereof contained all of the agreements of the parties hereto with respect to any matter covered or mentioned in this Lease, and no prior agreement, understanding or representation pertaining to any such matter shall be effective for any purpose. No provision of this Lease may be amended or added to except by an agreement in writing signed by the parties hereto or their respective successors in interest.

Section 16.11. Payment of and Indemnification for Leasing Commissions. The parties hereby acknowledge, represent and warrant that the only real estate broker or brokers involved in the negotiation and execution of this Lease is, or are, Lauth Property Group, Inc. and those named in Item K, Section 1.02; that Landlord is obligated to pay to it or them or for their benefit a leasing commission under its Leasing Agreement and that no other broker or person is entitled to any leasing commission or compensation as a result of the negotiation or execution of this Lease. Each party shall indemnify the other party and hold it

harmless from any and all liability for the breach of any such representation and warranty on its part and shall pay any compensation to any other broker or person who may be deemed or held to be entitled thereto.

Section 16.12. Severability of Invalid Provisions. If any provisions of this Lease shall be held to be invalid, void or unenforceable, the remaining provisions hereof shall not be affected or impaired, and such remaining provisions shall remain in full force and effect.

Section 16.13. Definition of the Relationship between the Parties. Landlord shall not, by virtue of the execution of this Lease or the leasing of the Leased Premises to Tenant, become or be deemed a partner of or joint venturer with Tenant in the conduct of Tenant's business on the Leased Premises or otherwise.

Section 16.14. Estoppel Certificate. Tenant shall, within ten (10) days following receipt of a written request from Landlord, execute, acknowledge and deliver to Landlord or to any lender, purchaser or prospective lender or purchaser designated by Landlord, a statement in such form as Landlord may reasonably request, certifying (i) that this Lease is in full force and effect and unmodified (or, if modified, stating the nature of such modification), (ii) the date to which rent has been paid, and (iii) that there are not, to Tenant's knowledge, any uncured defaults (or specifying such defaults if any are claimed). Any such statement may be relied upon by any prospective purchaser or mortgagee of all or any part of the Building. Tenant's failure to deliver such statement within such period shall be conclusive upon Tenant that this Lease is in full force and effect and unmodified, and that there are no uncured defaults in Landlord's performance hereunder.

Section 16.15. Force Majeure. Landlord shall be excused for the period of any delay in the performance of any obligation hereunder when such delay is occasioned by causes beyond its control, including, but not limited to, war, invasion or hostility; work stoppages, boycotts, slowdowns or strikes; shortages of materials, equipment, labor or energy; man-made or natural casualties; unusual weather conditions; acts or omissions of governmental or political bodies; or civil disturbances or riots.

Section 16.16. Corporate Tenant. If either Tenant or Landlord are a corporation, partnership, or limited liability company, the individual, or individuals executing this Lease warrant their capacity and authority to execute this Lease on behalf of said corporation, partnership, or limited liability company.

Section 16.17. Memorandum of Lease. The parties hereto shall not record this Lease, but each party shall execute upon the request of the other a "memorandum of lease" suitable for recording and in the form attached hereto and incorporated herein as **Exhibit E**.

Section 16.18. Reciprocal Covenant on Notification of ADA Violations. Within ten (10) days after receipt, Landlord and Tenant shall advise the other party in writing and provide the other with copies of (as applicable), any notices alleging violation of the Americans with Disabilities Act of 1990 ("ADA") relating to any portion of the Building, Building Common Areas or the Leased Premises; any claims made or threatened in writing regarding noncompliance with the ADA and relating to any portion of the Building, Building Common Areas or the Leased Premises; or any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with the ADA and relating to any portion of the Building, Building Common Areas or the Leased Premises.

Section 16.19. Sorting and Separation of Refuse and Trash. Tenant covenants and agrees, as its sole cost and expense, to comply with all present and future laws, orders and regulations of all state, federal, municipal and local governments, departments, commissions and boards regarding the collection, sorting, separation and recycling of waste products, garbage, refuse and trash. Tenant shall sort and separate waste products, garbage, refuse and trash into such categories as provided by law. Each separately sorted category of waste products, garbage, refuse and trash shall be placed in separate receptacles reasonably approved by Landlord. Such separate receptacles may, at Landlord's option, be removed from the Leased Premises in accordance with a collection schedule prescribed by law.

Landlord reserves the right to refuse to collect or accept from Tenant any waste products, garbage, refuse or trash that is not separated and sorted as required by law, and to require that Tenant arrange for such collection at Tenant's sole cost and expense, utilizing a contractor satisfactory to Landlord. Tenant shall pay all costs, expenses, fines, penalties or damages that may be imposed on Landlord or Tenant by reason of Tenant's failure to comply with the provisions of this paragraph and, at Tenant's sole cost and expense, shall indemnify, defend and hold Landlord harmless (including legal fees and expenses) from and against any actions, claims and suits arising from such noncompliance, utilizing counsel reasonably satisfactory to Landlord.

Section 16.20. Hazardous Substances. The term "Hazardous Substances", as used in this Lease shall mean pollutants, contaminants, toxic or hazardous wastes, or any other substances, the use and/or the removal of which is required or the use of which is restricted, prohibited or penalized by any "Environmental Law", which term shall mean any federal, state or local law, ordinance or other statute of a governmental or quasi-governmental authority relating to pollution or protection of the environment. Tenant hereby agrees that (A) no activity will be conducted on the Leased Premises that will produce any

Hazardous Substance, except for such activities that are part of the ordinary course of Tenant's business activities (the "Permitted Activities") provided said Permitted Activities are conducted in accordance with all Environmental Laws and have been approved in advance in writing by Landlord; Tenant shall be responsible for obtaining any required permits and paying any fees and providing any testing required by any governmental agency; (B) the Leased Premises will not be used in any manner for the storage of any Hazardous Substances except for the temporary storage of such materials that are used in the ordinary course of Tenant's business (the "Permitted Materials") provided such Permitted Materials are properly stored in a manner and location meeting all Environmental Laws and approved in advance in writing by Landlord; Tenant shall be responsible for obtaining any required permits and paying any fees and providing any testing required by any governmental agency; (C) no portion of the Leased Premises will be used as a landfill or a dump; (D) Tenant will not install any underground tanks of any type; (E) Tenant will not allow any surface or subsurface conditions to exist or come into existence that constitute, or with the passage of time may constitute a public or private nuisance; (F) Tenant will not permit any Hazardous Substances to be brought onto the Leased Premises, except for the Permitted Materials described above, and if so brought or found located thereon, the same shall be immediately removed, with proper disposal, and all required cleanup procedures shall be diligently undertaken pursuant to all Environmental Laws. Landlord or Landlord's representative shall have the right but not the obligation to enter the Leased Premises for the purpose of inspecting the storage, use and disposal of Permitted Materials to ensure compliance with all Environmental Laws. Should it be determined, in Landlord's sole opinion, that said Permitted Materials are being improperly stored, used, or disposed of, then Tenant shall immediately take such corrective action as requested by Landlord. Should Tenant fail to take such corrective action within 24 hours, Landlord shall have the right to perform such work and Tenant shall promptly reimburse Landlord for any and all costs associated with said work. If at any time during or after the Lease Term, the Leased Premises are found to be so contaminated or subject to said conditions due to the actions of Tenant or its representatives, agents or employees, Tenant shall diligently institute proper and thorough cleanup procedures at Tenant's sole cost, and Tenant agrees to indemnify, defend and hold harmless Landlord, its lenders, any managing agents and leasing agents of the Leased Premises, and their respective agents, partners, officers, directors and employees, from all claims, demands, actions, liabilities, costs, expenses, damages (actual or punitive) and obligations of any nature arising from or as a result of the use of the Leased Premises by Tenant (except to the extent such contamination is caused by or the result of Landlord's actions, or the actions of Landlord's agents or employees). The foregoing indemnification and the responsibilities of Tenant shall survive the termination or expiration of this Lease.

During the Lease Term, Tenant shall promptly provide Landlord with copies of all summons, citations, directives, information inquiries or requests, notices of potential responsibility, notices of violation or deficiency, orders or decrees, claims, complaints, investigations, judgments, letters, notice of environmental liens, and other communications, written or oral, actual or threatened, from the United States Environmental Protection Agency, Occupational Safety and Health Administration, the State of Indiana Environmental Protection Agency or other federal, state, or local agency or authority, or any other entity or individual, concerning (i) any Hazardous Substance and the Leased Premises; (ii) the imposition of any lien on the Leased Premises, or (iii) any alleged violation of or responsibility under any Environmental Law.

Tenant understands and acknowledges that Landlord makes no warranty or representation of any kind, express or implied, regarding the presence or absence of mold, or regarding the effectiveness of any architectural or engineering fixture or design for reducing the presence, affect or growth of mold; provided, however, Landlord shall be responsible for mold present in the Leased Premises due to its negligence in constructing the Building and the Leased Premises and the manner of such construction. Unless caused by the gross negligence of Landlord, Tenant shall be solely responsible for taking reasonable measures necessary to prevent mold within the Leased Premises. Tenant shall promptly take reasonable measures to prevent the accumulation of moisture on any surfaces and to avoid mold growth. Unless caused by the gross negligence of Landlord, Tenant shall take all reasonable measures to kill mold located in the Leased Premises. Tenant shall promptly notify Landlord in the event Tenant discovers mold on any surface. Unless caused by the gross negligence of Landlord, Landlord and Tenant hereby specifically agree that Landlord shall not be responsible for any property damage, personal injury, loss of income, emotional distress, death, loss of use, loss of value or adverse health effects resulting from mold accumulation regardless of the cause of such accumulation.

Section 16.21. __Tenant's Access to and Use of Riser Space.__ Landlord hereby grants Tenant and its selected communications provider permission to use on a non-exclusive basis a portion of certain Common Areas of the Building designated by Landlord from time to time to be used in the provision of communications services to tenants of the Building (collectively referred to as "Riser Space"), subject to the following terms and conditions:

(A) Tenant hereby accepts the Riser Space in its "as-is" condition and Tenant hereby acknowledges that Landlord has made no representations or warranties as to the Riser Space's suitability or adequacy for Tenant's communications use, needs, equipment or facilities.

(B) Tenant's use of the Riser Space shall be limited to the installation, use, maintenance, and repair of Tenant's or its selected communications providers communications equipment including, but not limited to, wiring and cabling which provides communications services to the Leased Premises (collectively referred to as "Tenant's

Communications Equipment"). Tenant shall not be permitted to use the Riser Space in any manner which is inconsistent with or exceeds the scope of permitted use described in the foregoing sentence and Tenant shall not be permitted to access or serve any other tenant or location in the Building without first securing Landlord's separate and prior written approval.

(C) The size, location, design and manner of installation of Tenant's Communications Equipment shall be designated and approved by Landlord prior to such installation. Tenant, at its sole cost and expense, shall prepare and deliver to Landlord working drawings, plans and specifications detailing the location, quantity and size of Tenant's Communications Equipment. All work performed within the Riser Space shall be performed by a contractor approved by Landlord and such work shall be performed in strict conformance with the foregoing drawings, plans and specifications. Tenant further agrees to use Landlord's contractor with respect to any work affecting the Building's roof, mechanical systems, or structural support of the Building so as not to void any warranties applicable to the Building. No work shall commence in the Riser Space until Landlord has approved in writing the aforementioned drawings, plans, and specifications. Landlord's approval with respect to the foregoing shall not be unreasonably withheld, conditioned, or delayed, provided, however, that Landlord shall have the sole and absolute discretion to withhold its consent with respect to any proposed work in the Riser Space which (i) will impact the Building's structure or mechanical systems or involves core drilling within the Building; or (ii) adversely affects the appearance or aesthetics of the Building.

(D) Landlord may upon thirty (30) days prior written notice cause Tenant, at Tenant's sole cost and expense, to relocate Tenant's Communications Equipment to another location within the Building, provided such relocation does not materially, adversely and permanently affect the provision of communications services to the Leased Premises.

(E) Tenant, at its sole cost and expense, shall be solely responsible for the maintenance, operation, and care of Tenant's Communications Equipment located within the Riser Space and shall maintain the same in a clean and safe condition and in good repair, free from any defects. All work performed with respect to Tenant's Communications Equipment shall be performed in a professional and workmanlike manner and in accordance with Landlord's reasonable requirements and directions.

(F) Tenant shall exercise reasonable care in accessing the Riser Space for inspections, repairs, or alterations to Tenant's Communications Equipment and shall adhere to all rules and regulations adopted by Landlord from time to time regarding the same. Tenant shall have access to Tenant's Communications Equipment and the Riser Spaces on a 7-day, 24-hours per day basis for inspections, repairs, or alterations; provided, that other than in an event of an emergency, Tenant shall provide Landlord's Building manager with a minimum of 24 hours prior notice of Tenant's proposed entry and access to Tenant's Communications Equipment and the Riser Space. Tenant shall be solely responsible for repairing any damage to the Building, Riser Space, or to any other property owned by Landlord or by any tenant, licensee, or occupant of the Building during any such maintenance and repair work. Tenant's failure to perform such repairs shall constitute an event of default under this Lease.

(G) Upon the expiration or earlier termination of this Lease, Tenant shall remove Tenant's Communications Equipment from the Riser Space and the Building. Any portion of Tenant's Communications Equipment which is not removed from the Riser Space or Building within ten (10) days following expiration or earlier termination of this Lease shall be conclusively deemed to have been abandoned by Tenant, and Landlord shall be entitled to dispose of such property at Tenant's sole cost and expense without incurring any liability to Tenant.

(H) Tenant, at its sole cost and expense, shall maintain "special form" (formerly "all risk") property insurance covering 100% replacement cost of Tenant's Communications Equipment within the Riser Space. Landlord and Landlord's managing agent shall be named as additional insureds under such insurance. Tenant hereby waives any rights of recovery against Landlord for any damage or losses sustained to Tenant's Communications Equipment. Tenant shall obtain a special endorsement, if required by its property insurer, to evidence compliance with the aforementioned waiver. Prior to installation of any of Tenant's Communications Equipment the Riser Space or Building, Tenant shall provide Landlord with a certificate of insurance evidencing Tenant's placement of such insurance.

(I) Except to the extent such damages, costs, expenses and attorney's fees are due to the gross negligence or intentional misconduct of Landlord and subject to Section 8.05 herein, Landlord shall not be liable and Tenant shall indemnify, defend and hold Landlord harmless from and against any and all liability, damages (including but not limited to personal injury, death, or property damages), costs, expenses, and attorneys' fees incurred by Landlord arising from Tenant's installation, use, maintenance, operation, repair, or removal of Tenant's Communications Equipment within the Riser Space or Building.

(J) Tenant's right to install Tenant's Communications Equipment shall be subject to the availability of adequate space within the Riser Space and Building and shall be subordinate and inferior to the rights of any and all tenants occupying the Building prior to Tenant.

(K) Tenant shall install, operate and maintain its communications equipment in accordance with all federal, state, and local laws and regulations. Tenant shall be solely responsible for obtaining any and all necessary permits and licenses required to install, use, operate, maintain and remove Tenant's Communications Equipment within or from the Riser Space or Building.

(L) Tenant represents and warrants that the installation, use, operation, and maintenance of Tenant's Communications Equipment within the Riser Space or Building shall not disrupt, adversely affect, or interfere with (i) the communications equipment, computers and other equipment and facilities of other tenants or occupants of the Building or the Shopping Center; (ii) the communications equipment and facilities of other communications providers servicing the Building or the Shopping Center or other tenants or occupants within the Building or the Shopping Center; (iii) the equipment and facilities or other service providers servicing the Building or other tenants or occupants of the Building or the Shopping Center and (iv) Landlord's mechanical and electrical systems servicing the Building including, but not limited to, elevators, fire alarm system, security system, and heating, air conditioning, ventilation system.

(M) Notwithstanding any cure periods provided Tenant elsewhere in this Lease, in the event Tenant breaches its obligations set forth in the subparagraph L above or Tenant's Communications Equipment causes a disruption or interference as contemplated in subparagraph L above, Tenant shall cause Tenant's Communications Equipment to cease to operate immediately upon discovery of such disruption or interference and Tenant shall promptly commence to cure such disruption or interference, but in no event later than twenty-four (24) hours from discovery of such disruption or interference. Tenant's failure to cease use and operations of Tenant's Communications Equipment and commence to cure any disruption or interference as provided in this Section shall constitute an event of default under this Lease entitling Landlord to exercise all available remedies.

(N) Except to the extent such damage, failure or interruption is caused by the gross negligence or intentional misconduct of Landlord and subject to Section 8.05 herein, Landlord shall not be liable in damages or otherwise for any failure or interruption of any communications services utilizing the Riser Space and no such failure or interruption shall entitle Tenant to terminate this Lease or withhold sums due hereunder. To the extent permitted under applicable law, Tenant hereby waives all claims against Landlord arising or alleged to arise from any failure or interruption of communications services utilizing the Riser Space.

(O) In the event Tenant engages or selects a third party communications provider to provide Tenant's Communications Equipment, Tenant agrees that such communications provider shall be licensed, insured, and financially capable of covering uninsured damage and shall otherwise be subject to the reasonable approval of Landlord. Such third party communications provider shall also be subject to the same terms and conditions applicable to Tenant under this Section including, but not limited to the indemnification and insurance provisions.

(P) Intentionally deleted.

ARTICLE 17
Additional Provisions

Section 17.01. <u>Additional Provisions.</u>

(A) <u>Operation and Reciprocal Easement Agreements</u>. Provided the Operation and Easement Agreements described herein do not impede reasonable access to the Building, Landlord may subject and subordinate this Lease to one (1) or more construction, operation, reciprocal easement or similar agreements (hereinafter referred to as "Operation and Easement Agreements") entered into or hereafter to be entered into between Landlord and other owners or lessees of real estate within or near the Shopping Center (which Operation and Easement Agreements have been or will be recorded in the official records of the county wherein the Shopping Center is located) and to any and all easements and easement agreements which may be or have been entered into with or granted to any persons heretofore or hereafter, whether such persons are located within or upon the Shopping Center or not, and Tenant shall execute such instruments as Landlord requests to evidence such subordination.

(B) Rights Reserved by Landlord. Landlord reserves the following rights exercisable without notice (except as otherwise expressly provided to the contrary in this Lease) and without being deemed an eviction or disturbance of Tenant's use or possession of the Leased Premises or giving rise to any claim for set-off or abatement of the Rental: (a) to change the name of the Shopping Center or street address of the Building (provided Landlord notifies Tenant of such change); (b) to install, affix and maintain all signs on the exterior and/or interior of the Building; (c) to designate and/or approve prior to installation, all types of signs, window shades, blinds, drapes, awnings or other similar items that may be visible from the exterior of the Leased Premises; (d) to prohibit the placement of vending or dispensing machines of any kind in or about the Leased Premises other than for use by Tenant's employees; (e) to have access for Landlord and other tenants of the Building to any mail chutes and boxes located in or on the Leased Premises according to the rules of the United States Post Office and to discontinue any mail chute business in the Shopping Center; (f) to close the Shopping Center after normal business hours, except that Tenant and its employees and invitees shall be entitled to admission at all times under such rules and regulations as Landlord prescribes for security purposes; (g) to install, operate and maintain security systems which monitor, by closed circuit television or otherwise, all persons entering or leaving the Building; (h) to retain at all times master keys or pass keys to the Leased Premises; (i) to install parking meters along the publicly dedicated rights-of-way, including without limitation Clay Terrace Boulevard; (j) provided the Operation and Easement Agreements described herein do not impede reasonable access to the Building, to make or permit changes or revisions in its plan for the Shopping Center or the Shopping Center common areas including but not limited to additions to, subtractions from, rearrangements of, alterations of, modifications of or supplements to the building areas, walkways, parking areas, driveways or other Shopping Center common areas, (k) to construct other buildings or improvements in the Shopping Center and to make alterations thereof or additions thereto and to build additional stories on any such building or buildings and to build adjoining the same, and (l) to make or permit changes or revisions in the Shopping Center or the Shopping Center common areas, including but not limited to additions thereto, and to convey portions of the land upon which the Shopping Center is located to others for the purpose of constructing thereon other buildings or improvements, including but not limited to additions thereto and alterations thereof. Any additional land purchased by Landlord and developed as part of the Shopping Center shall be deemed to be part of the "Shopping Center" and all walkways, parking areas and other common facilities located thereon shall be deemed to be "shopping center common areas" for all purposes under this Lease.

(C) Employee Parking Areas. If requested by Landlord, Tenant and its employees shall park their cars only in such areas designated for that purpose by Landlord. If requested by Landlord, Tenant shall promptly after taking possession of the Leased Premises furnish Landlord with automobile license numbers assigned to vehicles of Tenant and its employees and shall thereafter notify Landlord of any change in such information promptly after such change occurs. If Tenant or its employees shall fail to park their vehicles in the designated parking areas, then, without limiting any other remedy which Landlord may pursue in the event of Tenant's default, Landlord, after notice to Tenant, shall have the right to charge Tenant, as Additional Rent, the sum of Twenty Five Dollars ($25.00) per day per vehicle parked in violation of the provisions of this Section and/or have such vehicles towed at Tenant's expense. Tenant shall notify its employees of the provisions of this Section.

Section 17.02. Option to Extend. Tenant shall have the option to extend ("Extension Option") the Initial Term for one (1) period of five (5) years ("Extension Period") upon fulfillment of all of the following terms and conditions:

(a) Written notice is given by Tenant to Landlord not later than two hundred and seventy (270) days prior to the expiration of the Term that Tenant elects to exercise such Extension Option; and

(b) Tenant is not, at the time of the exercise of such Extension Option, in default, beyond any applicable cure period, under any term or condition hereof and there have been no more than two (2) Events of Default during the Term of the Lease; and

(c) This Lease has not been terminated during the Term; and

(d) Except for an allowable assignment as set forth in Section 11.01 herein, it is understood and agreed that this Extension Option is personal to Tenant and is not transferable; in the event of any assignment or subleasing of any or all of the Leased Premises said Extension Option shall be null and void.

(e) Not later than one hundred eighty (180) days prior to the expiration of the Term, the parties have mutually agreed upon Basic Annual Rent (as hereinafter defined) for the Extension Period, which shall be at the then current Market Rate for the Building (defined in Section 17.01(f) hereinafter) at the time the current Term of the Lease expired but by no means less than the Basic Annual Rent of the immediately proceeding month at the time of extension, and executed an amendment hereto specifying such Basic Annual Rent.

(f) The Market Rate shall be the rate that is charged to non-renewing/non-extending tenants for space of comparable size, location, quality, and conditions in comparable developments or office parks within the Indianapolis

Metropolitan area. The Market Rate should take into consideration the following: locations, quality, age, floor levels, length of lease terms, common area factors, finish allowances, rental abatements, parking charges, lease assumptions, moving allowances, brokerage commissions, space planning allowances, refurbishment allowances, any other concession or inducement, expense stop, other rental adjustments, credit standing of Tenant, lease term and any other terms that would be relevant in making a market determination. If Tenant elects to exercise this Extension Option, as provided herein, Landlord shall notify Tenant of the Market Rate no later than two hundred sixty (260) days prior to the expiration of the Term. No later than two hundred fifty (250) days prior to the expiration of the Term, Tenant shall notify Landlord that it is exercising the Extension Option or that it requests an independent appraisal of the Market Rate. If Tenant requests an independent appraisal, then no later than two hundred thirty (230) days prior to the expiration of the Term, Landlord and Tenant shall each, at its own expense, provide to the other the written opinion of a qualified real estate appraiser regarding the Market Rate. If the lower appraisal is at least ninety-seven and one half percent (97.5%) of the higher, then the Market Rate shall be the average of the two opinions. Otherwise the appraisers shall, no later than two hundred twenty (220) days prior to the expiration of the Term, agree on the appointment of a third appraiser who shall provide a written opinion on the Market Rate no later than two hundred ten (210) days prior to the expiration of the Term. The third appraiser shall select either the higher or lower of the two original appraisals as closest to the Market Rate which shall then be the Market Rate for purposes of this provision. Tenant shall notify the Landlord no later than two hundred (200) days prior to the expiration of the Term that the Market Rate is finally determined and that it is exercising the Extension Option.

The Initial Term and the Extension Period, if any, are collectively referred to herein as the "Term." All terms, covenants, conditions and provisions hereof applicable to the Initial Term, except with respect to the amount of Basic Annual Rent, shall apply with like force and effect to the Extension Period, except where inapplicable or where the context otherwise indicates.

Section 17.03. Signage. Tenant shall have the right to install (i) exterior signage on the east facade and the west facade of the Building, near or on the southwest stairwell, and (ii) a small sign near the main entry to the Building, at Tenant's sole cost and expense, subject to mutually agreeable location, color, design, fabrication, installation and approval by Landlord and the City of Carmel. Furthermore, Tenant shall be responsible for the ongoing maintenance of such signage. If Tenant fails to maintain the signage in good order and repair, Landlord shall have the right, but not the obligation, to perform maintenance and effect repairs to Tenant's signage and charge Tenant for such maintenance and repairs. Upon vacating, Tenant shall remove all signage and repair all damage caused by such removal. If Tenant fails to remove all signage, Landlord shall have the right, but not the obligation, to remove any signage remaining and effect any necessary repairs and charge Tenant for such removal and repairs.

Section 17.04. Moving and Relocation Allowance. To defray Tenant's moving and relocation costs, Landlord shall pay Tenant on or before the Lease Commencement Date, a moving and relocation allowance in the amount of one hundred sixty two thousand six hundred and sixty dollars ($162,660).

List of Exhibits

Exhibit A -	Legal Description of Shopping Center
Exhibit B -	Outline of Leased Premises
Exhibit C -	Landlord's Work
Exhibit D -	Rules and Regulations
Exhibit E -	Memorandum of Lease

Signature page to follow.

09/10/04

IN WITNESS WHEREOF, the parties hereto have executed this Lease as of the day and year first written above.

TENANT:

The Estridge Group Inc

Tenant Tax I.D. #: 35-1571489

BY: Michael J Keller

PRINTED:

TITLE: CFO

LANDLORD:

Clay Terrace Partners, LLC

BY:

PRINTED: Gregory C. Gurnik

TITLE: a Manager

L:\Capital Services\Clay Terrace\Leases\Office Leases\Estridge\Estridge -Lease-091004.doc

EXHIBIT A
Clay Terrace Shopping Center
Legal Description

A part of the Northeast Quarter of Section 24, Township 18 North, Range 3 East, in Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northeast corner of said Northeast Quarter Section; thence South 88 degrees 47 minutes 30 seconds West (assumed bearing) along the north line thereof a distance of 1305.54 feet to the Northwest corner of the East Half of said Northeast Quarter Section; thence South 00 degrees 00 minutes 09 seconds East along the west line thereof a distance of 85.32 feet to the south Right-of-Way line of 146th Street and the Point of Beginning; thence North 88 degrees 47 minutes 30 seconds East along said Right-of-Way line a distance of 1250.54 feet to the west Right-of-Way line of U.S. 31; the following two courses are along said west Right-of-Way line (1) thence South 45 degrees 18 minutes 52 seconds East a distance of 2.63 feet; (2) thence South 00 degrees 05 minutes 52 seconds East a distance of 1954.33 feet to the south line of property as described in Corrective Personal Representative's Deed to Hontos recorded as Instrument Number 9909918483 in the Office of the Recorder of Hamilton County, Indiana; thence South 88 degrees 47 minutes 52 seconds West along the south line thereof distance of 84.02 feet to the northeast corner of Tract B as described in the Replat of Part of Walters' Plaza Replat, recorded in Plat Book 7, Page 126 in said Recorder's Office; the following 3 courses are along the east line of said Tract B; (1) thence South 00 degrees 11 minutes 04 seconds East a distance of 43.91 feet; (2) thence South 02 degrees 14 minutes 46 seconds West a distance of 117.91 feet to a tangent curve to the right having a radius of 1378.61 feet; (3) thence southwesterly along said curve an arc distance of 112.94 feet (said curve being subtended by a chord bearing South 02 degrees 09 minutes 45 seconds West and a chord length of 112.91 feet); thence South 06 degrees 02 minutes 38 seconds West a distance of 50.41 feet to a non-tangent curve to the right having a radius of 1378.61 feet and the northeast corner of Tract A in said Replat of Part of Walters' Plaza Replat; the following two courses are along the east line of said Tract A; (1) thence southwesterly along said curve an arc distance of 204.24 feet (said curve being subtended by a chord bearing South 10 degrees 50 minutes 40 seconds West and a chord length of 204.06 feet); (2) thence South 27 degrees 15 minutes 00 seconds West a distance of 40.25 feet; thence South 26 degrees 05 minutes 54 seconds West a distance of 46.08 feet to a point on the south line of said Northeast Quarter and the north line of Rolling Acres Resubdivision as recorded in Plat Book 2, Pages 34 and 35 in said Recorder's Office; said point being distant 225.77 feet from the southeast corner of said Northeast Quarter Section; thence South 88 degrees 51 minutes 27 seconds West along the south line thereof a distance of 408.25 feet; thence North 01 degrees 08 minutes 33 seconds West a distance of 41.00 feet to the southwest corner of said Tract A; thence North 01 degrees 08 minutes 33 seconds West along the west line thereof a distance of 216.31 to a point on a non-tangent curve concave southeasterly having a radius of 393.77 feet and a radius point bearing South 18 degrees 41 minutes 04 seconds East; thence northeasterly along said curve and the north line of said Tract A an arc distance of 70.31 feet to a point bearing North 08 degrees 27 minutes 13 seconds West from the radius point and a point on a non-tangent curve concave east having a radius of 546.00 feet and a radius point bearing North 80 degrees 23 minutes 38 seconds East; thence northwesterly along said curve an arc distance of 52.58 feet to the west line of said Tract B and a point bearing South 85 degrees 54 minutes 40 seconds West from the radius point; thence North 00 degrees 11 minutes 28 seconds West along the west line thereof a distance of 275.21 feet to the south line of said property as described in Instrument Number 9909918483; thence South 88 degrees 47 minutes 52 seconds West along the south line thereof a distance of 728.14 feet to the west line of the East Half of said Northeast Quarter Section; thence North 00 degrees 00 minutes 09 seconds West along the west line thereof a distance of 1956.12 feet to the Point of Beginning. Containing 62.460 gross acres (48.655 net acres after exceptions), more or less.
EXCEPT: That a part of the property as set out in Limited Warranty Deed to the Board of Commissioners of Hamilton County Indiana, and recorded as Instrument Number 2003-87400, in the Office of the Recorder of Hamilton County, Indiana, being more particularly described as follows:

Clay Terrace Boulevard Description

A part of the Northeast Quarter of Section 24, Township 18 North, Range 3 East, in Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northeast corner of said Northeast Quarter Section; thence South 88 degrees 47 minutes 30 seconds West (assumed bearing) along the north line thereof a distance of 1305.54 feet to the Northwest corner of the East Half of said Northeast Quarter Section; thence South 00 degrees 00 minutes 09 seconds East along the west line thereof a distance of 85.32 feet to the proposed south Right-of-Way line of 146th Street; thence North 88 degrees 47 minutes 30 seconds East along said Right-of-Way line a distance of 480.30 feet to the Point of Beginning; thence South 00 degrees 00 minutes 06 seconds East a distance of 554.95 feet; thence South 25 degrees 16 minutes 56 seconds West a distance of 81.69 feet; thence South 42 degrees 16 minutes 22 seconds East a distance of 63.61 feet; thence South 11 degrees 02 minutes 34 seconds East a distance of 1102.74 feet; thence South 15 degrees 37 minutes 14 seconds West a distance of 61.21 feet; thence South 38 degrees 38 minutes 53 seconds East a distance of 71.98 feet; thence South 00 degrees 11 minutes 28 seconds East a distance of 352.80 feet to a tangent curve concave easterly having a radius of 546.00 feet and a radius point which bears North 85 degrees 54 minutes 40 seconds East; thence southeasterly along said curve an arc distance of 253.20 feet; to a point which bears South 59 degrees 20 minutes 59 seconds West from the radius point; thence South 33 degrees 57 minutes 40 seconds West a distance of 71.10 feet; thence South 64 degrees 46 minutes 26 seconds East a distance of 57.68 feet to the south line of said Northeast Quarter Section; thence North 88 degrees 51 minutes 27 seconds East along said south line a distance of 187.37 feet; thence North 24 degrees 16 minutes

52 seconds West a distance of 65.45 feet; thence South 88 degrees 50 minutes 48 seconds West a distance of 47.04 feet to a non-tangent curve concave northeasterly having a radius of 456.00 feet and a radius point which bears North 48 degrees 56 minutes 26 seconds East; thence northwesterly along said curve an arc distance of 291.31 feet to a point which bears South 85 degrees 32 minutes 37 seconds West from the radius point; thence North 00 degrees 11 minutes 28 seconds West a distance of 351.20 feet; thence North 51 degrees 05 minutes 13 seconds East a distance of 76.24 feet; thence North 32 degrees 02 minutes 06 seconds West a distance of 106.01 feet; thence North 11 degrees 02 minutes 34 seconds West a distance of 1094.50 feet; thence North 23 degrees 06 minutes 48 seconds East a distance of 70.87 feet; thence North 41 degrees 32 minutes 03 seconds West a distance of 52.57 feet; thence North 00 degrees 00 minutes 06 seconds West a distance of 557.56 feet to the aforementioned proposed south Right-of-Way line of 146th Street; thence South 88 degrees 47 minutes 30 seconds West along the south line thereof a distance of 124.03 feet to the Point of Beginning. Containing 7.183 acres, more or less.

Diamond Interchange Exception

A part of the Northeast Quarter of Section 24, Township 18 North, Range 3 East, in Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northeast corner of said Northeast Quarter Section; thence South 88 degrees 47 minutes 30 seconds West (assumed bearing) along the north line thereof a distance of 1305.54 feet to the Northwest corner of the East Half of said Northeast Quarter Section; thence South 00 degrees 00 minutes 09 seconds East along the west line thereof a distance of 85.32 feet to the proposed south Right-of-Way line of 146th Street; thence North 88 degrees 47 minutes 30 seconds East along said Right-of-Way line a distance of 1002.39 feet to the Pont of Beginning; thence continuing along said south line North 88 degrees 47 minutes 30 seconds East a distance of 248.15 feet to the west Right-of-Way line of U.S. 31; the following two courses are along said west Right-of-Way line (1) thence South 45 degrees 18 minutes 52 seconds East a distance of 2.63 feet; (2) thence South 00 degrees 05 minutes 52 seconds East a distance of 711.73 feet; thence North 19 degrees 31 minutes 23 seconds West a distance of 751.52 feet to the Point of Beginning. Containing 2.047 acres, more or less.

TIF EXCEPTION "A"

A part of the Northeast Quarter and Southeast Quarter of Section 24, Township 18 North, Range 3 East, in Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northeast corner of said Northeast Quarter Section; thence South 88 degrees 47 minutes 30 seconds West (assumed bearing) along the north line thereof a distance of 1305.54 feet to the Northwest corner of the East Half of said Northeast Quarter Section; thence South 00 degrees 00 minutes 09 seconds East along the west line thereof a distance of 85.32 feet to the proposed south Right-of-Way line of 146th Street; thence North 88 degrees 47 minutes 30 seconds East along said Right-of-Way line a distance of 1250.54 feet to the west Right-of-Way line of U.S. 31; the following two courses are along said west Right-of-Way line (1) thence South 45 degrees 18 minutes 52 seconds East a distance of 2.63 feet; (2) thence South 00 degrees 05 minutes 52 seconds East a distance of 1954.33 feet to the south line of property as described in Corrective Personal Representative's Deed to Hontos recorded as Instrument Number 9909918483 in the Office of the Recorder of Hamilton County, Indiana; thence South 88 degrees 47 minutes 52 seconds West along the south line thereof distance of 84.02 feet to the northeast corner of Tract B as described in the Replat of Part of Walters' Plaza Replat, recorded in Plat Book 7, Page 126 in said Recorder's Office; the following 3 courses are along the east line of said Tract B; (1) thence South 00 degrees 11 minutes 04 seconds East a distance of 43.91 feet; (2) thence South 02 degrees 14 minutes 46 seconds West a distance of 117.91 feet to a tangent curve to the right having a radius of 1378.61 feet; (3) thence southwesterly along said curve an arc distance of 112.94 feet (said curve being subtended by a chord bearing South 02 degrees 09 minutes 45 seconds West and a chord length of 112.91 feet); thence South 06 degrees 02 minutes 38 seconds West a distance of 50.41 feet to a non-tangent curve to the right having a radius of 1378.61 feet and the northeast corner of Tract A in said Replat of Part of Walters' Plaza Replat; the following two courses are along the east line of said Tract A; (1) thence southwesterly along said curve an arc distance of 204.24 feet (said curve being subtended by a chord bearing South 10 degrees 50 minutes 40 seconds West and a chord length of 204.06 feet); (2) thence South 27 degrees 15 minutes 00 seconds West a distance of 40.25 feet (herein referred to as point "A"); thence South 26 degrees 05 minutes 54 seconds West a distance of 46.08 feet to a point on the south line of said Northeast Quarter and the north line of Rolling Acres Resubdivision as recorded in Plat Book 2, Pages 34 and 35 in said Recorder's Office; said point being a distance of 225.77 feet from the southeast corner of said Northeast Quarter Section; thence South 88 degrees 51 minutes 27 seconds West along the south line thereof a distance of 263.97 to the westerly Right-of-Way line of Clay Terrace Boulevard and the Point of Beginning; thence continuing South 88 degrees 51 minutes 27 seconds along the south line thereof a distance of 144.28 feet; thence North 01 degrees 08 minutes 33 seconds West a distance of 41.00 feet to the southwest corner of said Tract A; thence North 01 degrees 08 minutes 33 seconds West along the west line thereof a distance of 216.31 to a point on a non-tangent curve concave southeasterly having a radius of 393.77 feet and a radius point bearing South 18 degrees 41 minutes 04 seconds East; thence northeasterly along said curve and the north line of said Tract A an arc distance of 70.31 feet to a point bearing North 08 degrees 27 minutes 13 seconds West from the radius point, and to a curve concave easterly with a radius of 546.00 feet and a radius point which bears North 80 degrees 23 minutes 38 seconds East, the following three courses are along said south Right-of-Way line of Clay Terrace Boulevard; (1) thence Southeasterly along said curve an arc distance of 200.62 feet to a point which bears South 59 degrees 20 minutes 29 seconds West from the radius point; (2) thence South 33 degrees 57 minutes 40 seconds West a distance of 71.10 feet; (3) thence South 64 degrees 46 minutes 26 seconds East a distance of 57.68 feet to the Point of Beginning. Containing 0.620 acres, more or less.

TIFF EXCEPTION "B"

Beginning at said point "A"; thence South 26 degrees 05 minutes 54 seconds West a distance of 46.08 feet to a point on the south line of said Northeast Quarter and the north line of Rolling Acres Resubdivision as recorded in Plat Book 2, Pages 34 and 35 in said Recorder's Office; said point being a distance of 225.77 feet from the southeast corner of said Northeast Quarter Section; thence South 88 degrees 51 minutes 27 seconds West along the south line thereof a distance of 76.60 feet to the North Right-of-Way line of Clay Terrace Boulevard; thence North 24 degrees 16 minutes 52 seconds West along said Right-of-Way line a distance of 44.59 feet; thence North 88 degrees 51 minutes 27 seconds East a distance of 115.23 feet to the Point of Beginning. Containing 0.090 acres, more or less (0.71 acres total)

L:\Capital Services\Clay Terrace\Forms\Office Lease Forms\Exhibit A -Legal Description.doc

Exhibit B

Leased Premises


Clay Terrace South Office Building
14300 Clay Terrace Blvd
Carmel, Indiana 46032
SECOND FLOOR PLAN-BLOCK EI
Leased Premises

EXHIBIT C
Clay Terrace Shopping Center
Landlord's And Tenant's Work

In addition to the mutual covenants contained in the Lease to which this **Exhibit C** is a part, Landlord and Tenant further mutually agree as follows:

1. PLANS AND SPECIFICATIONS FOR THE LEASED PREMISES

(A) Tenant agrees to cooperate with Landlord's architects and engineers, provided, however, Tenant's architect, shall prepare at Tenant's expense detailed Construction Drawings for tenant finish improvements for the Leased Premises which shall include, but not be limited to, locations of doors, partitioning, reflected ceiling, electrical fixtures, outlets and switches, telephone outlets, plumbing fixtures, extraordinary floor loads, and other special requirements, and such Construction Drawings shall be submitted to Landlord for review no later than December 22, 2004 and Landlord shall approve such Construction Drawings in writing, on or before the Construction Drawings Approval Date set forth in this Lease. Landlord shall be entitled, in all respects, to rely upon all plans, drawings, and information so supplied. All Construction Drawings shall be prepared by Tenant's architect or engineer, which Construction Drawings shall include architectural, mechanical, electrical and structural engineering drawings for Building Standard Work as described in paragraph 2 hereof at Landlord's expense.

(B) Tenant may require work to be performed on the Leased Premises which exceed the $24.00 per rentable square foot Tenant Allowance ("Building Non-Standard Work"). Tenant shall be responsible for any costs that exceed the $24.00 per rentable square foot Tenant Allowance included in the Building Standard Work (as defined in paragraph 2 hereof), which may include architectural, mechanical, electrical and structural engineering drawings, plans and specifications required for construction of the Building Non-Standard Work.

(C) If Tenant selects interior finish items, such as wall paint, fixtures and carpeting from Landlord's Building Standard Work, Tenant shall notify Landlord of all such selections in writing within or before ten (10) days prior to the Construction Drawings Approval Date. All interior decorating items and services selected by Tenant in excess of Building Standard shall be provided by Tenant at Tenant's sole cost and expense.

(D) All plans and specifications referred to hereinabove in subparagraphs (A) and (B) of this paragraph are subject to Landlord's approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(E) Tenant's plans and specifications shall not be in conflict with local building codes or with applicable insurance regulations for a fire resistant building. All plans and specifications shall be in a form satisfactory for filing with appropriate governmental authorities for permits and licenses required for construction.

(F) The extent to which any Tenant's requirements are Building Non-Standard Work or otherwise exceed Building Standard shall be determined by Landlord's architect or engineer.

2. BUILDING STANDARD WORK AT LANDLORD'S COST AND EXPENSE

Landlord agrees to furnish and install all of the Building Standard Work and Building Non-Standard Work as indicated on Tenant's final approved Construction Drawings. Landlord shall provide to Tenant an allowance not to exceed $24.00 per rentable square foot of Leased Premises ("Tenant Allowance") for design and construction of the interior finish of the Leased Premises. Tenant shall be responsible for all costs above the $24.00 per rentable square foot Tenant Allowance.

3. BUILDING NON-STANDARD WORK AT TENANT'S COST AND EXPENSE

Provided Tenant's Construction Drawings and specifications are approved or furnished not later than the time provided hereinabove in paragraph 1, Landlord shall cause Tenant's Building Non-Standard Work to be installed by Landlord's contractor, but at Tenant's sole cost and expense. Prior to commencing any such Building Non-Standard Work, Landlord shall submit to Tenant a written estimate of the cost thereof. If Tenant approves such estimate, it shall notify Landlord in writing within seven (7) calendar days; and Landlord's contractor shall proceed with such work. If Tenant shall fail to approve any such estimate in writing within seven (7) calendar days after submission thereof, such failure shall be deemed a disapproval thereof, and Landlord's contractor shall not proceed with such work or the Building Standard Work affected thereby. It is understood that Tenant shall thereupon be liable for the delay and increased cost, if any, in completing the affected Building Standard Work. Tenant shall also be responsible for the design, function and maintenance of such special improvements, whether or not installed by Landlord at Tenant's request. Tenant and Landlord agree that Landlord's construction company will obtain at lease three (3) bids for all subcontractors, excepting mechanical and heating, ventilating and air conditioning subcontractors, and Tenant may elect at its own discretion to have its subcontractors submit bids for work to be performed pursuant to the Lease and this **Exhibit C**; provided, however, all

such subcontractors much be licensed, insured and bonded, and Landlord can reject any of the Tenant's subcontractors if in Landlord's reasonable opinion such subcontractors are not qualified to perform such work.

Except as may be offset by the Tenant Allowance set forth herein, Tenant agrees to pay Landlord the cost of all such Building Non-Standard Work as follows: an amount equal to fifty percent (50%) of Landlord's estimate of the cost of the Building Non-Standard Work is due and payable upon the completion and approval of Tenant's Construction Drawings and related construction plans and specifications, an amount equal to twenty-five percent (25%) of Landlord's estimate of the cost of the Building Non-Standard Work shall be due and payable thirty (30) days after completion and approval of Tenant's Construction Drawings and related construction plans and specifications, and the balance of the cost of the Building Non-Standard Work shall be due and payable upon substantial completion of the Building Non-Standard Work. Any amount not paid shall bear interest at the rate of twelve percent (12%) per annum and shall be collectible by Landlord independently of Tenant's other obligations under the Lease without relief from valuation or appraisement laws but with reasonable attorneys fees and costs of collection.

4. SUBSTITUTIONS AND CREDITS

Tenant may select different new materials (except exterior window draperies) in place of Building Standard materials which would otherwise be initially furnished and installed by Landlord in the interior of the Leased Premises under the provisions of this **Exhibit C** provided such selection is indicated on Tenant's complete plans and specifications approved by Landlord. If Tenant shall make any such selection and if the cost of such different new materials of Tenant's selection shall exceed Landlord's cost of Building Standard materials thereby replaced, Tenant shall pay to Landlord, as hereinafter provided, the difference between the cost of such different new materials and the credit given by Landlord for the materials thereby replaced.

No such different new materials shall be furnished and installed in replacement for any Building Standard materials until Landlord has submitted an estimate to Tenant in writing of the increased cost thereof and Landlord and Tenant have agreed in writing on the increased cost of such different new materials and installation in excess of the cost of Building Standard. If Tenant approves such estimate, it shall notify Landlord in writing within seven (7) calendar days and Landlord's contractor shall proceed with such work. If Tenant shall fail to approve such estimate within seven (7) calendar days after the submission thereof, such failure is to be deemed a disapproval thereof; and Landlord's contractor shall proceed with the Building Standard Work in lieu of the proposed substituted work. Tenant shall thereupon also be liable for the delay and increased cost, if any, in completing the affected Building Standard Work.

All amounts payable by Tenant to Landlord pursuant to this paragraph 4 shall be paid by Tenant promptly after the rendering of bills therefore by Landlord or its contractor to Tenant, it being understood that such bills may be rendered during the progress of the performance of the work and/or the furnishing and installation of the materials to which such bills relate. Any such different new materials shall be surrendered by Tenant to Landlord at the end of the initial or other expiration of the term of the Lease. No credit shall be granted for the omission of the materials where no replacement in kind is made. There shall be credits only for substitutions in kind, e.g., a lighting fixture credit may be applied only against the cost of another type of lighting fixture.

5. COMPLETION AND TARGET COMMENCEMENT DATE

The Target Commencement Date as set forth in this Lease shall not be delayed by any of the following:

(A) Tenant's failure to approve or furnish Construction Drawings and specifications in accordance with the date specified in paragraph 1 hereof; or

(B) Tenant's request for materials, finishes, or installations other than Building Standard; or

(C) Tenant's changes in said plans and specifications after the approval or submission thereof to Landlord in accordance with date specified in paragraph 1 hereof; or

(D) A delay in performance of Building Standard Work as a result of Tenant's failure to approve written estimates of the costs of Building Non-Standard Work or materials in accordance with paragraph 3 or 4 hereof.

If the Target Commencement Date is delayed by any of the aforementioned reasons in this paragraph 5, Tenant shall incur a charge equivalent to one day's rental for each day delay caused by Tenant. Provided, however, Tenant shall not be responsible for any unreasonable delay in the completion of the work described in this **Exhibit C** due to any act or omission of Landlord (wrongful, negligent or otherwise), its agents or contractors (including acts or omission while acting as agent or contractor for Tenant) and shall include, without limitation, any; (1) unreasonable delay in the giving of authorization or approval by Landlord; (2) unreasonable delay attributable to the acts or failures to act, whether, willful, negligent or otherwise, of Landlord, its agents or contractors, where such acts or failures to act unreasonably delay the completion of the work contemplated in the **Exhibit C**.

EXHIBIT D
Clay Terrace Shopping Center
Office Rules and Regulations

1. The sidewalks, entrances, passages, courts, elevators, vestibules, stairways, corridors or halls shall not be obstructed or used for any purpose other than ingress and egress. It is prohibited to smoke in any areas of the Building (including exterior areas at Building entrances) except Tenant smoking rooms, as approved by Landlord.

2. No awnings or other projections shall be attached to the outside walls of the Building. No curtains, blinds, shades or screens shall be attached to or hung in, or used in connection with, any window or door of the Leased Premises other than Landlord standard blinds without Landlord's prior written approval. All electric ceiling fixtures hung in offices or spaces along the perimeter of the Building must be fluorescent, of a quality, type, design and bulb color approved by Landlord. Neither the interior nor the exterior of any windows shall be coated or otherwise sun-screened without written consent of Landlord.

3. No sign, advertisement, notice or handbill shall be exhibited, distributed, painted or affixed by Tenant on, about or from any part of the Leased Premises without the prior written consent of Landlord. In the event of the violation of the foregoing by Tenant, Landlord may remove or stop same without any liability, and may charge the expense incurred in such removal or stopping to Tenant. Standard interior signs on doors and directory tablet shall be inscribed, painted or affixed for Tenant by Landlord, at the expense of Landlord, and shall be of a size, color and style acceptable to Landlord. The directory tablet will be provided exclusively for the display of the name and location of Tenant only, and Landlord reserves the right to exclude any other names therefrom. Nothing may be placed on the exterior of corridor walls or corridor doors other than Landlord's standard lettering.

4. The sashes, sash doors, windows, and doors that reflect or admit light and air into halls, passageways or other public places in the Building shall not be covered or obstructed by any tenant, nor shall any bottles, parcels or other articles be placed on the window sills.

5. The water and wash closets and other plumbing fixtures shall not be used for any purpose other than those for which they were constructed, and no sweepings, rubbish, rags, or other substances shall be thrown therein. All damages resulting from any misuse of the fixtures shall be borne by Tenant who, or whose subtenants, assignees or any of their servants, employees, agents, visitors or licensees shall have caused the same.

6. No tenant shall mark, paint, drill into, or in any way deface any part of the Leased Premises. No boring, cutting or stringing of wires or laying of linoleum or other similar floor coverings shall be permitted, except with the prior written consent of Landlord and as Landlord may direct.

7. No bicycles, vehicles, birds or animals of any kind shall be brought into or kept in or about the Leased Premises, and no cooking shall be done or permitted by any tenant on the Leased Premises, except that the preparation of coffee, tea, hot chocolate and similar items for tenants and their employees shall be permitted provided power shall not exceed that amount which can be provided by a 30 amp circuit. No tenant shall cause or permit any unusual or objectionable odors to dust, gas, smoke or fumes be produced or permeate the Leased Premises. Use of a microwave will be permitted.

8. The Leased Premises shall not be used for manufacturing or for the storage of merchandise except as such storage may be incidental to the permitted use of the Leased Premises. No tenant shall occupy or permit any portion of the Leased Premises to be occupied as an office for the manufacture or sale of liquor, narcotics, or tobacco in any form, or as a barber or manicure shop, or as an employment bureau without the express written consent of Landlord. The Leased Premises shall not be used for lodging or sleeping or for any immoral or illegal purpose. No part of the Leased Premises shall be used for any purpose or business which is considered dangerous or unsafe.

9. No tenant shall make, or permit to be made any unseemly or disturbing noises or disturb or interfere with occupants of neighboring buildings or premises or those having business with them, whether by the use of any musical instrument, radio, phonograph, unusual noise, or in any other way. No tenant shall throw anything out of doors, windows or down the passageways.

10. No tenant, subtenant or assignee nor any of its servants, employees agents, visitors or licensees, shall at any time bring or keep upon the Leased Premises any flammable, combustible or explosive fluid, chemical or substance.

11. No additional locks or bolts of any kind shall be placed upon any of the doors or windows by Tenant, nor shall any changes be made in existing locks or the mechanism thereof. Tenant must upon the termination of its tenancy, restore to Landlord all keys of stores, offices, and toilet rooms, either furnished to, or otherwise procured by Tenant, and in the event of the loss of keys so furnished, Tenant shall pay to Landlord the cost of replacing the same or of changing the lock or locks opened by such lost key if Landlord shall deem it necessary to make such changes.

12. All removals or the carrying in or out of any safes, freight, furniture, or bulky matter of any description must take place during the hours which Landlord shall reasonably determine from time to time. The moving of safes or other fixtures or bulky matter of any kind must be done upon previous notice to the superintendent of the Leased Premises and under his supervision, and the persons employed by Tenant for such work must be acceptable to Landlord. Landlord reserves the right to inspect all safes, freight or other bulky articles to be brought into the Leased Premises and to exclude from the Building all safes, freight or other bulky articles which violate any of these Rules and Regulations or the Lease of which these Rules and Regulations are a part. Landlord reserves the right to prescribe the weight and position of all safes, which must be placed upon supports approved by Landlord to distribute the weight.

13. Tenant shall not purchase water, ice, towel, janitorial or maintenance or other like services, from any person or persons not approved by Landlord.

14. Landlord shall have the right to prohibit any advertising by Tenant which, in Landlord's opinion tends to impair the reputation of the Leased Premises or its desirability as an office location or the Shopping Center or its desirability as a retail location, and upon written notice from Landlord, Tenant shall refrain from or discontinue such advertising.

15. Any persons employed by Tenant to do work shall, while on the Leased Premises, be subject to and under the control and direction of the superintendent of the Building (but not as an agent or servant of said superintendent or of Landlord), and Tenant shall be responsible for all acts of such persons.

16. All office equipment of any electrical or mechanical nature shall be placed by Tenant in the Leased Premises in settings approved by Landlord to absorb or prevent any vibration, noise and annoyance above the rated load of 70 pounds per square foot.

17. No air conditioning unit or other similar apparatus shall be installed or used by Tenant without the written consent of Landlord.

18. There shall not be used in the Building, either by Tenant or others, any hand trucks except those equipped with rubber tires and rubber side guards.

19. No vending machine or machines of any description shall be installed, maintained or operated upon the Leased Premises without the written consent of Landlord.

20. Tenant and its employees, agents, customers and invitees shall not park on public streets outside of the Leased Premises.

21. No exterior antennas, towers or aerials, including radio or television transmission or receiving antennas, be erected, placed or maintained in any part of the Leased Premises without Landlord's prior written consent.

\\LPG_FILE\WAREHOUSE\Capital Services\Clay Terrace\Forms\Office Lease Forms\Exhibit D - Rules and Regulations.doc

EXHIBIT E

MEMORANDUM OF LEASE

THIS MEMORANDUM OF LEASE is made and entered into by and between ____________________ (the "**Landlord**") and ______________________ (the "**Tenant**"):

Witnesseth

1. Landlord and Tenant have entered into a certain "Lease Agreement" dated _____________ (the "**Lease**") by which Tenant has leased from Landlord approximately __________ square feet in a building commonly known as ______________________________ located at _____________________________________, and as more particularly described in **Exhibit A** attached hereto and incorporated herein (the "**Real Estate**").

2. The Lease is for an initial term of ______________ (__) years, to begin upon terms as set forth in the Lease, and providing Tenant with an option to extend the term for _____ (__) additional periods of ______ (__) years each.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Memorandum of Lease on the day of the signature of the last party hereto.

LANDLORD:

_________________________,
a(n) ______________________

DATED: __________

By: _____________________________

TENANT:

____
a(n) ____________________

DATED: __________ By: ______________________________

STATE OF ________)
) SS:
COUNTY OF _______)

Before me, a Notary Public in and for said county and state, personally appeared ___________________, who acknowledged execution of the foregoing Memorandum of Lease, and who, being first duly sworn by me upon his oath, stated that he is the __________________ of ___________________________, that he is duly authorized to execute the foregoing on its behalf, and that any statements or representations of fact contained therein are true.

Witness my hand and Notarial Seal this _____ day of _____, 20__.

NOTARY PUBLIC:

____
Printed: ____________________________

My Commission Expires: My County of Residence:

_____________________ _____________________

STATE OF __________)
) SS:
COUNTY OF __________)

Before me, a Notary Public in and for said county and state, personally appeared ______________________, who acknowledged execution of the foregoing Memorandum of Lease, and who, being first duly sworn by me upon his oath, stated that he is the ________________ of __________________________, that he is duly authorized to execute the foregoing on its behalf, and that any statements or representations of fact contained therein are true.

Witness my hand and Notarial Seal this _____ day of _______, 20__.

NOTARY PUBLIC:

____

Printed:

____

My Commission Expires: ____________________

My County of Residence: ____________________

Exhibit 6.4

Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002

LOAN AGREEMENT

(GUIDANCE LINE AGREEMENT)

Between

THE ESTRIDGE GROUP INC,
an Indiana corporation;

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation; and

PAUL E ESTRIDGE CORP,
an Indiana corporation

and

RBC MORTGAGE COMPANY,
an Illinois corporation

Regarding:

$10,000,000 Revolving Construction Loan Facility

May 22, 2002

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement") is made and entered into on this the 22nd day of May, 2002, between THE ESTRIDGE GROUP INC, an Indiana corporation ("Estridge Group"), ESTRIDGE DEVELOPMENT COMPANY, INC., an Indiana corporation ("Estridge Development"), and PAUL E ESTRIDGE CORP, an Indiana corporation ("Estridge Corp"), each with principal offices at 1041 West Main Street, Carmel, Indiana 46032 (individually and collectively, the "Borrower"), and RBC MORTGAGE COMPANY, an Illinois corporation with offices at 11011 Richmond Avenue, Suite 850, Houston, Texas 77042 (the "Lender").

ARTICLE I

GENERAL TERMS

Section 1.1 Accounting Principles. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, it shall be done in accordance with GAAP applied on a basis consistent with those reflected by the Financial Statements, except where such principles are inconsistent with the requirements of this Agreement.

Section 1.2 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings, unless the context otherwise requires:

"Advance" means any advance of loan proceeds made pursuant to Section 2.1.

"Affiliate" shall mean, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person and, if such Person is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. As used in this definition, "control" (including, with correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interest, by contract or otherwise).

"Agreement" shall mean this Loan Agreement, as the same may from time to time be amended or supplemented.

"Appraisal" shall mean, with respect to each Home, a current, fair market value appraisal or evaluation obtained for or prepared by Lender (at Borrower's sole cost), in form and substance satisfactory to the Lender.

"Appraised Value" shall mean the fair market value of such Lot and/or Home as set forth in the Appraisal.

"Approved Sales Contract" shall mean a bona fide, legally binding, enforceable contract for the sale of a Lot and its related Home, between Borrower, as seller, and a third party unrelated to Borrower, as buyer, with respect to which (i) the form and substance of such contract of sale shall have been previously approved in writing by Lender; (ii) an earnest money deposit in an amount not less than five percent (5%) of the contract price thereof has been delivered to either an independent escrow agent or to Borrower; and (iii) Borrower has undertaken a preliminary screening of the creditworthiness of such buyer (including, without limitation, obtaining a copy of a written indication of such creditworthiness from a third party acceptable to Lender) and has concluded that such buyer should qualify for a mortgage loan commitment for the financing of the acquisition of the completed Lot and Home. Upon request of the Lender, Borrower shall furnish to Lender the name, telephone number and loan officer of any mortgage lender issuing a permanent loan covering any Sold Home, and Borrower shall request that said permanent lender cooperate with Lender in providing evidence of loan status of the permanent loan covering any Sold Home. In addition, upon request of Lender, the Borrower shall provide a copy of any loan approval issued by said permanent lender.

"Approved Subdivision" shall mean a subdivision in the metropolitan area(s) set forth in **Exhibit A**, in which the Lender shall have approved in writing the acquisition of Lots and the construction of Homes thereon. Factors that may be considered by the Lender in determining whether or not to approve any subdivision or to make an Initial Advance with respect to any New Start Request in any Approved Subdivision may include, but shall not be limited to, the following:

(a) the sales history of Homes in such subdivision constructed by the Borrower;

(b) the sales history of Homes in such subdivision constructed by a Person other than the Borrower (if any);

(c) the location of the subdivision;

(d) the product price range of the Homes being sold in the subdivision and the market concept of such Homes;

(e) community demographic concentrations;

(f) any environmental and geographical factors which may, in the sole discretion of the Lender, affect the subdivision; and

(g) whether the subdivision has been developed to an acceptable stage (including, without limitation, plat or map recordation, completion of roads, amenities and utilities, and zoning designation and tax rates).

If the Lender determines that factors have changed such that a subdivision no longer qualifies as an Approved Subdivision, then upon written notice to the Borrower, such subdivision shall no longer qualify as an Approved Subdivision. Upon correction of such factors to the Lender's sole satisfaction, such subdivision may again qualify as an Approved Subdivision.

"Borrower" shall have the meaning set forth above.

"Borrower's Deposit" shall have the meaning assigned such term in Section 4.13.

"Business Day" shall mean a day other than a Saturday, Sunday or legal holiday observed by the Federal Reserve Bank of Dallas, Texas (Houston Branch).

"Change Order" shall mean a change order evidencing and instructing a change to the Plans and Specifications for a given Home.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor statute.

"Construction Costs Schedule" shall mean a schedule in form and substance satisfactory to the Lender showing, for each Home to be constructed in an Approved Subdivision, the budgeted construction costs for each such Home.

"Contract Price" shall mean the purchase price for the sale of a Lot and Home as set out in an Approved Sales Contract.

"Debt" shall mean, for any Person, without duplication: (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of Property or services for which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which such Person otherwise assures a creditor against loss; and (ii) all obligations under leases which shall have been, or should have been, in accordance with GAAP in effect on the date of this Agreement, recorded as capital leases in respect of which such Person is liable, contingently

or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person otherwise assures a creditor against loss.

"Default" shall mean the occurrence of any default or event of default specified in Section 6.1, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied.

"Event of Default" shall mean the occurrence of any default or event of default specified in any of the other Loan Documents (including, without limitation, an "Event of Default" described in the Master Mortgage).

"Excepted Liens" shall mean Liens (i) for ad valorem taxes, assessments, or other governmental charges or levies not yet due or which are being contested in good faith by appropriate action; (ii) in connection with workmen's compensation, unemployment insurance or other social security, old age pension or public liability obligations; (iii) vendors', carriers', warehousemen's, repairmen's, mechanics', workmen's, materialmen's, construction or other like Liens arising by operation of law in the ordinary course of business or incident to the construction or improvement of any Property in respect of obligations permitted under the terms of this Agreement which are (x) in all cases subordinate to the Liens created by the Mortgage, and (y) not yet due or which are being contested in good faith by appropriate proceedings by or on behalf of the Borrower in accordance with the procedures and requirements set forth in Section 4.14; and (iv) customary Liens in any Approved Subdivision, including customary restrictive covenants and utility easements, which do not and will not unreasonably interfere with the construction, operation, maintenance and sale of Homes.

"Final Advance" shall mean, for each Lot and the Home constructed thereon, the last advance of loan proceeds to be made in connection therewith and which advance is made at such time as the Percentage of Completion for such Lot and Home is one hundred percent (100%).

"Financial Statements" shall mean the consolidated and/or consolidating financial statements of the Borrower and Guarantor described or referred to in Section 3.6.

"Financing Statement" shall mean any UCC Financing Statement naming the Borrower as debtor and the Lender as secured party in the form of the Financing Statement required by Lender perfecting a first priority security interest in any and all personal Property and general intangibles now or hereafter located on, used in connection with, or related to the applicable Model Home covered thereby as otherwise may be required from time to time by Lender with respect to any Home (whether or not a Model Home).

"GAAP" shall mean generally accepted accounting principles (consistently applied).

"Governmental Authority" shall mean the United States of America, the State of Indiana, the state, county, city and political subdivisions in which any Property of the Borrower is located or which exercises jurisdiction over any such Property, and any agency, department, commission, board, bureau, homeowners association, utility district, flood control district, improvement district, or similar district, court, grand jury or instrumentality or any of them which exercises jurisdiction over any such Property.

"Governmental Requirement" shall mean any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization, or other direction or requirement (including but not limited to any of the foregoing which relate to zoning and planning standards or controls, environmental standards or controls, energy regulations and occupational, safety and health standards or controls) of any Governmental Authority.

"Guarantor" shall have the meaning set forth in **Exhibit A**.

"Guaranty Agreement" shall mean those certain Guaranty Agreements, executed by the Guarantor.

"Home" shall mean a single family residential structure and related amenities.

"Indebtedness" shall mean any and all amounts owing or to be owing by the Borrower to the Lender in connection with the Note or any Loan Document, including this Agreement, and all other liabilities of the Borrower to the Lender from time to time existing, whether in connection with this or other transactions.

"Initial Advance" shall mean, for each Lot and the Home to be constructed thereon and financed under the Loan, the initial advance of loan proceeds made in connection with a New Start Request (including, without limitation, such fees, permit costs, closing costs and other costs approved in writing by Lender).

"Initial Advance Period Termination Date" shall be the date upon which no further Initial Advances shall be made under the Loan, as set forth on **Exhibit A.**

"Initial Due Date" shall mean the date upon which all amounts advanced for each type of loan shall be due and payable, as set forth on **Exhibit A.**

"Inventory Status Report" shall mean a monthly report with respect to the Lots or other property acquired and the completion status of each Home under construction by Borrower (whether or not financed by Lender), properly completed by the Borrower and in form and substance satisfactory to the Lender.

"Lender" shall have the meaning set forth above.

"Lien" shall mean any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting Property. For the purposes of this Agreement, the Borrower shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement, financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

"Loan" shall mean the loan evidenced by the Note in the amount of the Maximum Loan Allocation.

"Loan Documents" shall mean this Agreement, the Master Mortgage, each Mortgage, each Financing Statement, and any and all other agreements or instruments now or hereafter executed and delivered by the Borrower or any other Person (other than participation or similar agreements between the Lender and any other bank or creditor with respect to any Indebtedness pursuant to this Agreement) in connection with, or as security for the payment or performance of, the Note or this Agreement, as such agreements may be amended or supplemented from time to time.

"Loan Value" shall have the meaning set forth on Exhibit A.

"Lot" shall mean a fully developed, construction ready, single family residential lot, located in an Approved Subdivision.

"Lot Advance" shall mean an advance made by the Lender to finance the purchase of a Lot in an Approved Subdivision; provided, however, such advance shall not include a Reserved Allocation for construction of a Home on such Lot.

"Lot Advance Limitation" shall have the meaning set forth in Exhibit A.

"Master Mortgage" shall mean the Master Form of Mortgage and Security Agreement in the form attached hereto as Exhibit F.

"Material Adverse Effect" shall mean as to the Borrower and as to any Guarantor, any material and adverse

effect on (i) the assets, liabilities, financial condition, business or operations of the Borrower or of any Guarantor, taken as a whole, from those reflected in the Financial Statements or from the facts represented or warranted in this Agreement or any other Loan Document, or (ii) the ability of the Borrower and of Guarantor taken as a whole, to carry out its business as at the date of this Agreement or as proposed at the date of this Agreement to be conducted or meet the Borrower's or Guarantor's obligations under the Note, this Agreement, or the other Loan Documents on a timely basis.

"Maximum Loan Allocation" shall mean the maximum allocation amount set forth in Exhibit A.

"Model Home" shall mean any Home owned by the Borrower or any Affiliate of the Borrower which has been fully completed and to be used as a model for display to prospective purchasers of Homes built by the Borrower in the particular Approved Subdivision in which such "Model Home" is located.

"Mortgage" shall mean an incorporating or supplemental Mortgage and Security Agreement in the form required by Lender, securing the payment of any and all Indebtedness and creating in favor of the Lender a valid and enforceable first priority Lien on and security interest in the Lot or Lots described therein and any and all interests of the Borrower in any improvements, personal Property, and general intangibles now or hereafter located on, used in connection with, or related to such Lot or Lots and which incorporate by reference the Master Mortgage.

"Net Worth" shall mean Tangible Net Worth as such term is used in accordance with generally accepted accounting principles, except that in computing "Net Worth" (a) any intangible assets (i.e. goodwill) shall be excluded, and (b) any notes or obligations either receivable from Affiliates (other than those specifically approved by Lender in writing) or which are deemed by Lender to be inadequately secured shall be given no value as assets, and (c) certain debts that are approved by Lender in writing and that are subordinated to the Loan and to Lender's interests pursuant to a subordination agreement of a form approved by Lender shall be included, all as determined on a consolidated basis.

"Note" shall mean the promissory note of even date herewith in the amount of the Loan, executed by Borrower and payable to Lender, evidencing the Loan, and being in the form required by Lender (together with any and all renewals, extensions for any period, increases or rearrangements thereof), and shall bear interest and have the maturity date set forth on Exhibit A hereto.

"Percentage of Completion" shall mean, with respect to each Lot and Home as of any time of determination (which determination shall be made by the Lender in its sole discretion), the percentage of completion determined in accordance with the disbursement schedule attached hereto as Exhibit D.

"Percentage of Completion Value" shall mean, for each Home to be constructed at any time and from time to time, the result of (i) the Loan Value of such Lot and Home to be constructed as defined herein minus the Initial Advance multiplied by (ii) the Percentage of Completion of such Home as of such time, all as determined by Lender.

"Permitted Expenses" shall mean, for any fiscal year of the Borrower, all costs and expenses incurred by the Borrower during such year in the ordinary course of the Borrower's business, including but not limited to (i) payroll, (ii) business income, and other taxes and real and personal property taxes and assessments, and fees and expenses, (iii) insurance premiums, (iv) all other costs and expenses, including capital expenditures, required to be made by the Borrower in the ordinary course of business, and (v) payments during such fiscal year into reserve funds and accounts for future costs, expenses and payments referred to in clauses (i)-(iv) above, in accordance with prudent business practices. Permitted Expenses shall in no event include any dividends or any other payments or distributions of any nature to any member, stockholder, venturer or partner.

"Person" shall mean any individual, limited liability company, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other form of entity.

"Plans and Specifications" shall mean, for each Home, the Borrower's construction plans detailing the plans and specifications, and containing architectural drawings specifying the type and style of such Home.

"Property" shall mean any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

"Release Price" shall mean, as to any Lot and Home, except in the event of a Default under this Agreement, 100% of all amounts advanced by Lender with respect thereto, plus all accrued and unpaid interest thereon. In the event of a Default under this Agreement, the Release Price will, at Lender's sole discretion, be increased as provided in Section 2.4(b)(iii) hereof.

"Request" shall mean either a "New Start Request" or an "Interim Advance Request". A "New Start Request" shall have the meaning set forth in Section 2.1 below; and an "Interim Advance Request" shall have the meaning set forth in Section 2.3 below.

"Reserved Allocation" shall mean, for each Lot and Home being financed under the Loan, the difference at any time and from time to time between (i) the Loan Value thereof less (ii) the principal amount with respect to such Lot and Home previously included in an Advance for the acquisition and construction of such Lot and Home.

"Sold Home" shall mean a Home with respect to which a Person, other than the Borrower or any Affiliate of the Borrower, has executed a valid and enforceable Approved Sales Contract for the purchase thereof (a copy of which shall have been provided to Lender), provided that upon the recision or cancellation of any such contract for any reason, the Home shall be a Spec Home.

"Spec Home" shall mean a Home that is not a Sold Home (and shall include a Model Home).

"Spec or Model Subdivision Limitation" shall have the meaning set forth in Exhibit A.

"Subordinated Debt" shall mean any indebtedness of Borrower to any party other than Lender, which indebtedness shall be subordinate to the lien priority and terms and provisions of the Loan, and which indebtedness shall be the subject of a subordination agreement in form and content satisfactory to Lender.

"Title Insurer" shall mean a title insurance company or companies satisfactory to the Lender.

"Title Policy" shall mean a paid title insurance policy (in form and content acceptable to Lender) issued by a Title Insurer and otherwise satisfactory to the Lender (including, without limitation, such title policy endorsements as Lender may require), as from time to time required by Lender.

"Transactions" shall mean the transactions provided for in and contemplated by this Agreement, the other Loan Documents and the Note.

"Type of Home" shall mean each of the various types or styles of Homes being constructed by the Borrower, the Plans and Specifications of which have been approved by the Lender and shall be referenced as between Lender and Borrower by a name or number to be agreed upon that describes each such Type of Home. Each such Type of Home shall be identified in the New Start Requests (or schedules thereto) by use of such name or number, together with the street address and name of the Approved Subdivision.

ARTICLE II

ADVANCES

Section 2.1 General. Subject to the terms and conditions and relying on the representations and warranties contained in this Agreement, the Lender agrees to make the following disbursements to the Borrower:

(a) Advances - From the date of this Agreement through the Initial Advance Period Termination Date, the Lender will make Advances to the Borrower from time to time on any Business Day in such amounts as the

Borrower may request up to the maximum amount hereinafter stated, subject to the limitations set forth herein, and the Borrower may make borrowings, prepayments (as permitted or required in Sections 2.4 and 2.5) and reborrowings in respect thereof; provided, however, that the sum of the aggregate principal amount of all such Advances at any one time outstanding plus the aggregate amount, at such time, of the Reserved Allocations shall not exceed the amount of the Maximum Loan Allocation. No Advances shall be made to finance the construction of a Home after the Initial Due Date for such Lot and/or Home unless said date is extended pursuant to Section 2.1(b) hereof and no Initial Advance shall be made after the Initial Advance Period Termination Date. Each Interim Advance shall be made at the office of the Lender and shall be funded prior to 3:00 p.m., Houston, Texas time, on the day so requested in immediately available funds. No Advance (whether initial, interim or final) shall be made unless all conditions precedent to such Advance have been satisfied.

(b) Payment of Advances -

(i) Payment of the Note. The Note shall be payable in accordance with the terms and provisions thereof.

(ii) Payment of Release Price. The Release Price for any Lot and/or Home included in this Loan shall be due and payable in full, regardless of whether such Lot and/or Home has been sold, on or before the Initial Due Date specified herein. If Lender by written notice prior to the Initial Due Date offers to extend such date (which notice shall specify the term of any such automatic extension and may require the payment of a fee for such extension), and if Borrower does not repay the Release Price for such Lot on or before the Initial Due Date, the Initial Due Date may be automatically extended by the Lender for such additional period as Lender may elect upon the specified terms. If upon expiration of said automatic extension period the Lender offers to extend the due date and if Borrower does not repay the Release Price for such Lot and Home on or before the expiration of such extension period, the due date may, upon execution of appropriate instruments as required by Lender, be extended for such period and on such terms as Lender may elect, which terms may include a prepayment of a portion of the principal amount of the indebtedness as established by the Lender for said extension and payment of an extension fee established by the Lender.

(c) Certain Limitation on Advance Amounts - Certain Advances shall be limited to the amounts set forth on Exhibit A.

(d) Certain Limitations on Lot Advances - Notwithstanding any other provisions herein to the contrary, the Lender shall have the right to limit the financing of Lots under the Loan for which there is no Reserved Allocation for the construction of a Home thereon, by restricting, in its sole discretion, the number of Lots financed in any particular Approved Subdivision.

(e) Intentionally Deleted

(f) New Start Requests; Initial Advance; Selection of Advance Procedure by Lender.

(1) New Start Requests - The parties acknowledge that Lender may from time to time in its sole discretion agree to accept a New Start Request by making an Initial Advance under the Loan with respect to same. As used in this Agreement, a "New Start Request" shall mean a written request (in form and content satisfactory to Lender) setting forth (among other information) the type of Home, whether such Home is a Sold Home, Spec Home or Model Home, and the name of the Approved Subdivision for which Borrower requests to be included in the Loan. It is expressly agreed and understood that notwithstanding the Borrower's full compliance with all terms, conditions and covenants contained in this Agreement and in the instruments securing the payment of the Note or otherwise relating thereto, Lender may at any time and from time to time decline to approve specific New Start Requests (and decline to make specific Initial Advances) under the Loan and may select the advance procedure specified herein. Factors that may be considered by Lender in determining whether or not to give such approval may include (without limitation) the factors set forth above in the definition of "Approved Subdivision". It is further understood that upon approval of a

New Start Request and upon inclusion of a Lot and/or Home in the Loan, that the Lender agrees to thereafter make Advances for said Lot and/or Home pursuant to the terms of this Agreement unless a Default occurs as specified herein or the Borrower fails to comply with the requirements for Advances as specified herein. It is understood and agreed that in the event Lender declines to approve any specific New Start Request, the rights and remedies of the Lender pursuant to the terms of this Agreement or any instrument securing the payment of the Note shall not be diminished or otherwise affected.

(2) Initial Advances - Borrower shall submit a New Start Request by submitting same at least five (5) Business Days prior to the date the Initial Advance is requested to be funded. In the event Lender approves the New Start Request, all conditions precedent must be satisfied (in the determination of Lender) prior to the funding of the Initial Advance.

(3) Selection of Advance Procedure by Lender - Upon approval of any New Start Request, the Lender may select the advance procedures by electing to make advances based on the percentage of completion of the Lot and/or Home which is the subject of the New Start Request or Lender by electing to make advances based on the Invoice Draw Procedure more fully described in Section 7.2 hereof.

(g) Allocations - All Advances made by Lender shall be used by the Borrower for payment of costs and expenses incurred in construction of the Home for which said Advance is made and all Advances shall be used solely in payment of costs and expenses indicated on the respective Construction Costs Schedule for said Home. The Lender shall not be obligated to make an Advance for payment of an item specified in the Construction Costs Schedule if such Advance, (a) when added to the total of all previous Advances for such Lot and Home would exceed the Loan Amount for such Lot and Home or (b) would result in the unadvanced portion of the Reserved Allocation to be insufficient for the payment of the remaining unpaid cost of labor, materials and services required for the completion of the Home being constructed. In addition to the foregoing, the Lender may, in its sole discretion (a) disburse Advances for the payment costs and expenses not reflected in the Construction Costs Schedule or (b) disburse Advances in amounts differing from the amounts specified in the Construction Costs Schedule by re-allocating the Loan Amount among the costs and expenses reflected in the Construction Costs Schedule. In the event the Construction Costs Schedule includes expenses for non-specific purposes or contingent costs or expenses, the Lender may, in its sole discretion, make Advances to pay such contingent costs and expenses as the Lender may elect, provided, however, that the Lender shall not be required to make Advances for the payment of such contingent costs and expenses and, should Lender elect to make such an Advance the Lender may require such conditions for said Advance as the Lender may deem proper.

(h) Limitation on Advances. To the extent that Loan proceeds disbursed by Lender are insufficient to pay all costs and expenses required for the construction of any Home, the Borrower shall pay any such excess costs and expenses and shall, if required by the provisions of Section 4.13 hereof, make the Borrower's Deposit required by the Lender to insure compliance with the terms hereof.

Section 2.2 Origination Fee. For the period from the date hereof through the Initial Advance Period Termination Date, the Borrower agrees to pay an origination fee in connection with each Lot and/or Home equal to the amount(s) set forth in Exhibit A for such Lot and/or Home; which origination fee shall be due and payable at the time of the Initial Advance related to such Lot and/or Home.

Section 2.3 Interim Advance Requests. During any given month, the Borrower may request interim Advances (an "Interim Advance Request") with respect to each Home under construction funding by submitting to the Lender one or more Interim Advance Requests at least five (5) Business Days prior to the date each such Advance is requested to be funded. No Interim Advance Request with respect to any Home shall be funded sooner than five (5) days after the last Advance related to such Home. All conditions precedent for any Advance shall have been satisfied, prior to delivery of the Interim Advance Request for such Advance. In the event the Lender has elected to make Advances on the Invoice Draw Procedure specified in Section 7.2 hereof, each Interim Advance Request shall be accompanied by (a) a copy of each invoice for materials supplied, labor performed or other expenses incurred in connection with the construction of the Home which is the subject of said Interim Advance Request, and (b) a copy of each receipt or other proof of payment of any costs or expenses which have been previously paid by Borrower and for which reimbursement is requested in said Interim Advance Request. Each invoice or

expense reimbursement shall be specifically described and shall specify the item in the Construction Costs Schedule from which said Advance is to be made by the Lender. In the event any invoice or expense reimbursement applies to more than one Home, each Interim Advance Request shall allocate the amounts requested between such Homes.

Section 2.4 Voluntary Prepayments; Partial Releases.

(a) Voluntary Prepayments - The Borrower may at its option prepay the principal amount of the Note outstanding hereunder at any time in whole or from time to time in part without premium or penalty, upon giving the Lender prior notice of the aggregate principal amount to be prepaid, together with accrued interest thereon to the date of prepayment; provided, that a prepayment pursuant to Subsection 2.4(b) shall not constitute a prepayment pursuant to this Subsection 2.4(a);

(b) Partial Releases -

(i) Provided that no Default or Event of Default has occurred and is continuing, the Lender agrees to release from any Mortgage Lien the Lender may have thereon, individual Lots and the Homes being constructed thereon that are financed by Advances upon payment by the Borrower to the Lender of the Release Price.

(ii) Notwithstanding the provisions of Section 2.4(b)(i) above, in the event that Lender reasonably determines at any time that the unadvanced portion of the Loan may be insufficient for payment in full of (a) costs of labor, materials and services required for the construction of all the improvements contemplated hereby or by the Plans and Specifications; (b) other costs and expenses specified in the Construction Costs Schedule; and (c) other costs and expenses to be paid in connection with the construction of improvements in accordance with the Plans and Specification or any Governmental Requirements, then, at its option, Lender may require, as a condition to Borrower's right to obtain a release of any Lot or Home, and instead of payment to Lender of the Release Price, that Borrower pay to Lender either (i) an amount in cash equal to the gross proceeds from the sale of the Lot and Home being released minus such reasonable costs and expenses incurred in connection with such sale as are approved by Lender in its sole discretion, or (ii) such greater amount as Lender may determine in its sole and absolute discretion, to be necessary to fully liquidate the anticipated principal balance of, accrued interest on, and other costs incurred by Lender in respect of the Loan.

(iii) Notwithstanding the provisions of Sections 2.4(b)(i) and (ii) above, in the event that (a) Borrower fails to pay (1) any charges for labor or material or other items that may result in a claim or lien against any part of the Property or (2) any Taxes on any part of the Property before they are delinquent (except in the instance where Borrower contests such charges or Taxes as authorized in the Mortgage securing the payment of the Loan), or (3) any other charges, expenses or claims required to be paid pursuant to Section 4.14 hereof; (b) if any mechanic's lien or other claims are filed against any portion of the Property; (c) Lender requires establishment of Borrower's Deposit as provided in Section 4.13 hereof; (d) Borrower makes any distribution or pays any dividend or other sums to any owner or member of Borrower in violation of any covenant in any of the Loan Documents; (e) Borrower contracts for and/or obtains any Subordinated Debt, or makes any payment or distribution to the holder of any Subordinated Debt; (f) Borrower fails to comply at all times with the covenants set out in the Loan Documents with respect to Borrower's maintaining its net worth or net worth ratio at any specified level; or (g) Borrower otherwise defaults under any term or provision of this Agreement or any other Loan Documents, then, at its option, Lender may require, as a condition to Borrower's right to obtain a partial release of any portion of the Property, and in addition to the payment to Lender of the Release Price, that Borrower pay to Lender either (i) an amount in cash equal to the gross proceeds from the sale of the improvement(s) being released minus such Release Price and such reasonable costs and expenses incurred in connection with such sale as are approved by Lender in its sole discretion, or (ii) such greater amount as Lender may determine in its sole and absolute discretion, to be necessary to pay such lien, charge or tax, to satisfy the requirement for the Borrower's Deposit, or to reduce the principal balance of the Loan as Lender may at that time, in its sole discretion, require. In the event Lender elects to require an additional payment pursuant to this subparagraph the excess amounts paid to Lender over and above the Release Price may be used or disbursed by Lender in such manner as Lender may determine in payment of any charge, claim, lien or expense related to any Lot or Home, or to apply against any amounts then due to Lender under the terms of any of the Loan Documents, or to create or increase the Borrower's Deposit, all as Lender determines to be appropriate in its sole discretion.

Upon payment by the Borrower of the appropriate Release Price and any additional sums as provided in this Subsection, the Lender will prepare and execute a partial release of Lien and a UCC-3 partial release (if applicable) in the form required by Lender. Upon the payment of the Release Price, the Reserved Allocation attributable to the Lot and Home being released shall no longer be reserved but shall again become part of the available Maximum Loan Allocation.

Section 2.5 Mandatory Prepayments. If at any time the outstanding principal balance under the Note attributable to such Lot and Home exceeds the Percentage of Completion Value of any Lot and Home, then the Borrower shall forthwith prepay the amount of such excess for application towards reduction of the outstanding principal balance of the Note. Any such prepayment made pursuant to this Section shall be without premium or penalty, and shall be made together with the payment of accrued interest on the amount prepaid.

Section 2.6 Inspections. The Borrower shall submit to the Lender an Interim Advance Request covering each Home for which funding is requested. The Lender will inspect such Homes for which an Interim Advance Request has been received for purposes of evaluating the Percentage of Completion of each such Home. Based upon the inspection by Lender and Lender's evaluation, the Lender in its sole discretion shall fund the incremental Percentage of Completion Value determined by Lender in its sole discretion at such time for each Lot and Home financed under the Loan for which an Interim Advance Request has been received.

Section 2.7 Payment Procedure. All payments and prepayments made by the Borrower under the Note or this Agreement shall be made to the Lender at its offices described above in immediately available funds before 2:00 p.m., Houston, Texas time, on the date that such payment is required to be made. Any payment received and accepted by the Lender after such time shall be considered for all purposes (including the calculation of interest, to the extent permitted by law) as having been made on the Lender's next following Business Day.

Section 2.8 Business Days. If the date for any loan payment or prepayment hereunder falls on a day which is not a Business Day, then for all purposes of the Note and this Agreement the same shall be deemed to have fallen on the next following Business Day, and such extension of time shall in such case be included in the computation of payments of interest.

Section 2.9 Changes in Subdivision Status. If the Lender determines (as set forth above in the definition of Approved Subdivision) that any Approved Subdivision no longer qualifies as such, the Lender shall (subject to all other terms and conditions hereof) continue to make interim and final Advances under the Loan for then existing Homes, but Lender shall not be required to accept or approve any additional New Start Requests in such subdivision.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

In order to induce the Lender to enter into this Agreement, the Borrower makes the representations and warranties to the Lender (which representations and warranties will survive the delivery of the Note and the making of the Advances thereunder) set forth below:

Section 3.1 Existence. Each Borrower is a corporation duly organized, legally existing and in good standing under the laws of the State of Indiana, and is authorized to do business in the state where the Property is located.

Section 3.2 Power and Authorization. The Borrower is duly authorized and empowered to create and issue the Note; and the Borrower is duly authorized and empowered to execute, deliver and perform the Loan Documents, including this Agreement, to which it is a party; and all corporate action on the Borrower's part requisite for the due creation and issuance of the Note and for the due execution, delivery and performance of the Loan Documents, including this Agreement, to which the Borrower is a party has been duly and effectively taken.

Section 3.3 Binding Obligations. The Borrower represents and warrants to the Lender that this Agreement does, and the Note and other Loan Documents to which the Borrower is a party upon their creation, issuance, execution and

delivery will, constitute valid and binding obligations of the Borrower enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy laws.

Section 3.4 No Legal Bar or Resultant Lien. The Borrower represents and warrants to the Lender that the Note and the Loan Documents, including this Agreement, to which the Borrower is a party and the compliance with and performance by the Borrower of the terms thereof do not and will not violate any provision of the articles of incorporation, articles of organization, bylaws, or partnership agreement of Borrower, or any contract, agreement, instrument or Governmental Requirement presently in effect to which the Borrower is subject, or will result in the creation or imposition of any Lien upon any Property of the Borrower other than those permitted by this Agreement, except where such violation does not and will not have a Material Adverse Effect.

Section 3.5 No Consent. The Borrower represents and warrants to the Lender that except as disclosed in Exhibit C, the Borrower's execution, delivery and performance of the Note and the Loan Documents, including this Agreement, to which the Borrower is a party do not require the consent or approval of any owner, member, venturer, partner, or of any stockholder of or partner in any of the owners, members, venturers or partners, or of any other Person which has not been obtained, including but not limited to any regulatory authority or governmental body of the United States of America or any state thereof or any political subdivision of the United States of America or any state thereof, except where the failure to obtain such consent or approval would not have a Material Adverse Effect.

Section 3.6 Financial Condition. The Borrower represents and warrants to the Lender that the financial statements of the Borrower and of the Guarantor for the period ending on the date set forth on Exhibit A (including any related schedules or notes), which have been delivered to the Lender, have been prepared in accordance with generally accepted accounting principles, consistently applied, and present fairly the financial condition and changes in financial position of the Borrower and of the Guarantor as at the date or dates and for the period or periods stated and that no change has since occurred in the condition, financial or otherwise, of the Borrower or of the Guarantor which would have a Material Adverse Effect, except as disclosed in Exhibit C.

Section 3.7 Investments and Guaranties. The Borrower represents and warrants to the Lender that, at the date of this Agreement, the Borrower has not made investments in, advances to or guaranties of the obligations of any Person, except as reflected in the Financial Statements or disclosed to the Lender in Exhibit C and except as otherwise permitted by this Agreement.

Section 3.8 Liabilities; Litigation. The Borrower represents and warrants to the Lender that except for liabilities incurred in the normal course of business, the Borrower has any no material (individually or in the aggregate) liabilities, direct or contingent, except as disclosed or referred to in the Financial Statements or as disclosed to the Lender in Exhibit C and that, except as disclosed to the Lender in Exhibit C, at the date of this Agreement there is no litigation, legal, administrative or arbitral proceeding, investigation or other action of any nature pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any Guarantor which (A) challenges the validity of this Agreement, the Note or any of the other Loan Documents or (B) involves the possibility of any judgment or liability not fully covered by insurance, and which would have a Material Adverse Effect.

Section 3.9 Taxes; Governmental Charges. The Borrower represents and warrants to the Lender that the Borrower has filed all tax returns and reports required to be filed and has paid all taxes, assessments, fees, and other governmental charges levied upon it or upon any of its Property or income which are due and payable, including interest and penalties, or have provided adequate reserves for the payment thereof.

Section 3.10 Titles, Etc. The Borrower represents and warrants to the Lender that the Borrower has good title to its respective material (individually or in the aggregate) Property, free and clear of all Liens except (i) Liens referred to in the Financial Statements, (ii) Liens disclosed to the Lender in Exhibit C, (iii) Liens and minor irregularities in title which do not interfere with the occupation, use, or enjoyment by the Borrower of any of the Property in the normal course of business as presently conducted or impair the value thereof for such business, except where such interference or impairment do not have a Material Adverse Effect, (iv) Liens otherwise permitted or contemplated by this Agreement or the other Loan Documents, or (v) Excepted Liens.

Section 3.11 Defaults. The Borrower represents and warrants to the Lender that the Borrower is not in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any material loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other agreement or instrument evidencing or pertaining to any Debt of the Borrower, or under any material agreement or other instrument to which the Borrower is a party or by which the Borrower is bound, except as disclosed to the Lender in Exhibit C, and that no Default hereunder has occurred and is continuing.

Section 3.12 Casualties; Taking of Property. The Borrower represents and warrants to the Lender that since the date of the Financial Statements, neither the business nor the Property of the Borrower, taken as a whole, have been materially and adversely affected by any cause or event.

Section 3.13 Compliance with the Law. The Borrower represents and warrants to the Lender that the Borrower is not in violation of any Governmental Requirement nor has the Borrower failed to obtain any license, permit, franchise or other governmental authorization necessary to the ownership of any of its Property or the conduct of its business, which violation or failure would have (in the event such violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

Section 3.14 Location of the Borrower. The Borrower represents and warrants to the Lender that the Borrower's principal place of business and chief executive offices are located at the address stated in the first paragraph of this Agreement.

Section 3.15 Utility Services. The Borrower represents and warrants to the Lender that all utility services necessary for the construction of the Homes on all Lots mortgaged to the Lender and the operation thereof for their intended purpose are available (or will be available prior to the completion of construction of the applicable Home) at the boundaries of each such Lot, including water supply, storm and sanitary sewer facilities, gas, electric, and telephone facilities. All roads necessary for the full utilization of such Homes for their intended purposes have been completed substantially (or will be completed substantially prior to the completion of construction of the applicable Home or Homes) in accordance with all regulations and specifications of applicable Governmental Authorities and accepted for maintenance by the county or city in which they are located.

Section 3.16 Geological Fault. The Borrower represents and warrants to the Lender that to the best of Borrower's knowledge, no part of any Lot mortgaged to the Lender is situated upon or is affected by a geological fault.

Section 3.17 No Material Misstatements. The Borrower represents and warrants to the Lender that no information, exhibit or report furnished to the Lender by the Borrower in connection with the negotiation of this Agreement contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statement contained therein not misleading.

Section 3.18 Solvency. The Borrower is solvent, is generally paying its debts as they become due, and has no outstanding liens, suits, garnishments, bankruptcies or court actions which could render it insolvent.

ARTICLE IV

AFFIRMATIVE COVENANTS

The Borrower will at all times comply with the covenants contained in this Article IV, from the date hereof and for so long as any part of the Indebtedness is outstanding.

Section 4.1 Financial Statements and Reports. The Borrower will promptly furnish to the Lender from time to time upon request such information regarding the business and affairs and financial condition of the Borrower and of the Guarantor as the Lender may reasonably request, and the Borrower will furnish to the Lender:

(a) Annual Reports - Promptly after becoming available and in any event within one hundred twenty (120) days after the close of each fiscal year of the Borrower, the consolidated (or, where appropriate, combined) and consolidating balance sheets of the Borrower, as of the end of such year (compiled by an independent certified public

accountant), the consolidated (or, where appropriate, combined) and consolidating statements of profit and loss of the Borrower for such year (compiled by an independent certified public accountant), and the consolidated (or, where appropriate, combined) and consolidating statements of reconciliation of capital accounts of the Borrower for such year (compiled by an independent certified public accountant)], and the consolidated (or, where appropriate, combined) and consolidating statement of changes in financial position (cash flow statements) of the Borrower for such year (compiled by an independent certified public accountant)] and notes to the financial statements, all as compiled by an independent certified public accountant, which reports shall be accompanied by the related report of an independent certified public accountant acceptable to Lender, which report shall be to the effect that such statements have been prepared in accordance with GAAP consistently followed throughout the period indicated except for such changes in such principles with which the independent public accountants shall have concurred;

(b) Quarterly Financial Reports - Promptly after becoming available and in any event within twenty-five (25) days after the end of each quarter in each fiscal year of the Borrower, the consolidated (or, where appropriate, combined) and consolidating balance sheets of the Borrower as of the end of such quarter, and the consolidated (or, where appropriate, combined) and consolidating statements of profit and loss of the Borrower for such quarter and for the period from the beginning of the fiscal year to the end of such quarter, certified by the principal financial officer of the Borrower to have been prepared in accordance with GAAP consistently followed throughout the period indicated except to the extent stated therein, subject to normal changes resulting from year-end adjustment. It is specifically understood and agreed that the Borrower shall provide the quarterly financial reports as specified herein for each quarter during the fiscal year of the Borrower, including, but not limited to, those quarters between the end of the fiscal year and the period specified in Section 4.1(a) for the furnishing of Annual Reports;

(c) Other Reports -

(i) Within twenty-five (25) days following the end of each calendar month, an Inventory Status Report and a sales report by subdivision (A) sales of residences (whether or not financed by Lender) since the last monthly report, (B) as to completed residences (whether or not financed by Lender), whether or not they are subject to a contract for sale, (C) as to residences under construction (whether or not financed by Lender), whether or not they are sold, and (D) such other information as the Lender may reasonably request with respect to Borrower's business operations; and

(ii) As soon as available, and in any event prior to the date said returns are required to be filed by applicable law, a true and correct copy of the respective federal income tax return filed by each Borrower and the Guarantor; and

(iii) Promptly after becoming available and in any event prior to fifteen (15) days after the anniversary date of the previously submitted annual personal financial statement of each Guarantor, Guarantor shall provide such Guarantor's personal financial statements dated as of the anniversary date of the Guarantor's previously submitted financial statements, which financial statements shall be certified by Guarantor to accurately reflect such Guarantor's financial conditions as of said date; and

(iv) At the request of the Lender, the Borrower shall provide, at the same time as but in addition to, the Inventory Status reports specified in Section 4.01(c)(i) hereof, an itemization of Borrower's accounts payable with an identification of which specific accounts relate to particular Lots and/or Homes and an itemization of the age of each item in such accounts payable; and

(d) Audit Reports - Promptly upon receipt thereof, one copy of each other report submitted to the Borrower by independent accountants in connection with any annual, interim or special audit made by them of the books of any of the Borrower; and

(e) Satisfaction of Conditions Precedent - Promptly upon request by the Lender, the Borrower shall provide the Lender with such documents, reports or other evidence as the Lender may reasonably request evidencing the satisfaction by the Borrower of the conditions precedent set forth in Article 7, including, but not limited to, environmental site assessments.

Section 4.2 Quarter-Annual Certificates of Compliance. If requested by Lender, the Borrower will furnish or cause to be furnished to the Lender a certificate signed by the principal financial officer of the Borrower (i) stating that a review of the activities of the Borrower has been made under his supervision with a view to determining whether the Borrower has fulfilled all of its obligations under this Agreement, the other Loan Documents and the Note; (ii) stating that the Borrower has fulfilled its obligations under such instruments and that all representations made herein continue to be true and correct in all material respects (or specifying the nature of any change), or if there shall be a Default or Event of Default, specifying the nature and status thereof and the Borrower's proposed response thereto; (iii) demonstrating in reasonable detail compliance (including but not limited to showing all calculations) as at the end of such fiscal year with Sections 5.9 and 5.10, and with such other provisions hereof as the Lender may reasonably request; and (iv) containing or accompanied by such financial or other details, information and material as the Lender may reasonably request to evidence such compliance.

Section 4.3 Taxes and Other Liens. The Borrower will pay and discharge promptly all material taxes, assessments and governmental charges or levies imposed upon the Borrower or upon the income or any Property of the Borrower as well as all material claims of any kind (including claims for labor, materials, supplies and rent) which, if unpaid, might become a Lien upon any or all of the Property of the Borrower; provided, however, that the Borrower shall not be required to pay any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings diligently conducted by or on behalf of the Borrower, and if the Borrower shall have set up reserves therefor adequate under GAAP.

Section 4.4 Maintenance. The Borrower will (i) maintain its limited liability company, joint venture, partnership, corporate or other entity, as the case may be, existence, rights and franchises and (ii) observe and comply with all Governmental Requirements.

Section 4.5 Further Assurances. The Borrower will cure promptly any defects in the creation and issuance of the Note and the execution and delivery of the Loan Documents, including this Agreement. The Borrower at its expense will promptly execute and deliver to the Lender upon request all such other and further documents, agreements and instruments in compliance with or accomplishment of the covenants and agreements of the Borrower in the Loan Documents, including this Agreement, or to further evidence and more fully describe the collateral intended as security for the Note, or to correct any omissions in the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be reasonably necessary or appropriate in connection therewith.

Section 4.6 Costs and Expenses. The Borrower will also pay all reasonable invoices presented by the Lender and all reasonable out-of-pocket expenses of the Lender in connection with the administration of this Agreement and the other Loan Documents including, but not limited to, fees charged by the Lender's independent or internal inspectors, attorneys' fees, appraisal fees, recording fees, survey costs, title endorsement premiums and premiums for the Title Policy. The Borrower will, upon request, promptly reimburse the Lender for all amounts reasonably expended, advanced or incurred by the Lender to satisfy any obligation of the Borrower under this Agreement or any other Loan Document, which amounts will include all court costs, attorneys' fees, fees of auditors and accountants, and investigation expenses reasonably incurred by the Lender in connection with any such matters, together with interest at the post-maturity rate specified in the Note on each such amount from the date three (3) days after written demand or request by the Lender for reimbursement until the date of reimbursement to the Lender.

Section 4.7 Insurance. The Borrower now maintains and will continue to maintain, with financially sound and reputable insurers, insurance with respect to its Property and business against such liabilities, casualties, risks and contingencies and in such types and amounts as is customary in the case of Persons engaged in the same or similar businesses and similarly situated, including but not limited to the insurance coverages set forth on Exhibit E hereto. All such insurance to be written in form and with companies approved by the Lender with loss made payable to the Lender and/or its successors and assigns, without contribution, and the Borrower shall have delivered the corresponding certificates of insurance to the Lender with evidence of payment of premiums thereon. Such policy shall provide, by way of riders, endorsements or otherwise, that the insurance provided thereby shall not be terminated, reduced or otherwise limited regardless of any breach of the representations and agreements set forth therein and that no such policy shall be canceled, endorsed or amended to any extent unless the issuer thereof shall have first given the Lender at least thirty (30) days' prior written notice. Upon request of the Lender, the Borrower

will furnish or cause to be furnished to the Lender from time to time (i) a summary of the insurance coverage of the Borrower in form and substance satisfactory to the Lender and if requested will furnish the Lender copies of the applicable policies and (ii) a copy of any Completion Status Report provided by the Borrower to any insurance company. In the case of any fire, accident or other casualty causing loss or damage to any Property of the Borrower securing the payment of the Indebtedness, the proceeds of such policies shall be used either (i) to repair or replace such damaged Property, or (ii) to prepay the Indebtedness, such election to be made by the Lender.

Section 4.8 Right of Inspection. The Borrower will permit any officer, employee or agent of the Lender to visit and inspect any of the Property of the Borrower, examine the Borrower's books of record and accounts, take copies and extracts therefrom, and discuss the affairs, finances and accounts of the Borrower with the Borrower's officers, accountants and auditors, all at such reasonable times and as often as the Lender may desire.

Section 4.9 Notice of Certain Events. . The Borrower shall promptly notify the Lender if the Borrower obtains knowledge of the occurrence of (i) any event which constitutes a Default, together with a detailed statement by a responsible officer of the Borrower of the steps being taken to cure the effect of such Default; or (ii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture, or other evidence of indebtedness of the Borrower or any Guarantor or of any security (as defined in the Securities Act of 1933, as amended) of the Borrower with respect to a claimed default, together with a detailed statement by a responsible officer of the Borrower specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the Borrower is taking or proposes to take with respect thereto; or (iii) any legal, judicial or regulatory proceedings affecting the Borrower or any of the Property of the Borrower and involving an amount in controversy equal to $25,000.00 or more individually; or (iv) any dispute between the Borrower and any governmental or regulatory body or any other Person which, if adversely determined, would have a Material Adverse Effect; or (v) any event or condition having a Material Adverse Effect.

Section 4.10 Affiliates. All transactions between the Borrower and any Affiliate of the Borrower shall be arms length transactions undertaken in good faith and in the ordinary course of business, unless approved by the Lender in its reasonable discretion, but the foregoing shall not limit or prohibit payments by the Affiliates to the Borrower.

Section 4.11 Notices by Governmental Authority, Fire and Casualty Losses, Etc. The Borrower will timely comply with and promptly furnish to the Lender true and complete copies of any official notice or claim by any Governmental Authority pertaining to any Lot mortgaged to the Lender or any Home to be constructed thereon. The Borrower will promptly notify the Lender of any fire or casualty or any notice of taking or eminent domain action or proceeding affecting any such Lot or Home. In the event any such Lot or Home is taken in an eminent domain action or proceeding, the condemnation proceeds resulting from such action or proceeding shall be paid to the Lender to be applied as a prepayment of the Indebtedness.

Section 4.12 Application of Advances. The Borrower will disburse all Advances for payment of costs of labor, material, and services supplied for the construction of Homes on the associated Lot and other costs and expenses incident to such Lot and the construction of the Homes thereon. The Borrower hereby specifically authorizes the Lender to contact any supplier of labor, material and services to verify the disbursement of Advances in accordance with this Section 4.12 and authorizes any such supplier of labor, material or services to provide to Lender information requested by Lender regarding the disbursement of such Advances. At the request of the Lender, the Borrower will provide to Lender evidence of the disbursement of Advances and will supply proof of payment (in the form of bills paid affidavits, lien waivers, statement from suppliers or similar instruments requested by Lender) of the costs of labor, material or services supplied for such construction. In the event the Lender elects to make Advances based upon the Invoice Draw Procedure, the Borrower will disburse each Advance in payment of the invoices and/or costs and expenses specified in said Interim Advance Request and will obtain evidence of the payment (in the form of receipts, bills paid affidavits, lien waivers, statement from suppliers or similar instruments requested by Lender) of the items specified in said Interim Advance Request.

Section 4.13 Required Deposit by Borrower. If the Lender determines at any time that the unadvanced portion of the construction costs for any given Lot and Home mortgaged to the Lender will be insufficient for payment in full of:

(a) The remaining unpaid cost of labor, materials and services required for the completion of the Home being constructed thereon; and

(b) Any other costs and expenses required to be paid in connection with the completion of construction of such Home in accordance with any Governmental Requirements;

then the Borrower will, within fifteen (15) days following written request from Lender, deposit with the Lender any sum or sums over and above the unadvanced portion of the construction costs allocated to such Lot and Home necessary to complete such Home (the "Borrower's Deposit"). The Lender shall not be required to pay interest on such Borrower's Deposit. The Lender may advance all or a portion of the Borrower's Deposit prior to making any additional Advance with respect to such Lot and Home. The Borrower will promptly notify the Lender in writing if and when the costs of the completion of construction of any Homes on a Lot mortgaged to the Lender exceed (or appear likely to exceed) by more than five percent (5%) the Reserved Allocation for any such Home and Lot.

Section 4.14 Payment of Claims. The Borrower shall promptly pay or cause to be paid when due all costs and expenses incurred in connection with all Lots mortgaged to the Lender and the construction of the Homes thereon, and the Borrower shall keep such Lots free and clear of any mechanic's Liens, Liens other than Excepted Liens, charges, or claims other than the Lien of the Mortgage and other Liens approved in writing by the Lender, whether inferior or superior to the Mortgage. A discharge of any Mortgage and taking of a new Mortgage in substitution thereof shall not release or diminish this obligation. Notwithstanding anything to the contrary contained in this Agreement, the Borrower may contest (i) the validity or amount of any claim of any contractor, consultant, architect, or other Person providing labor, materials, or services with respect to any Lot mortgaged to the Lender or the construction of the Home thereon, (ii) any tax or special assessment levied by any Governmental Authority, or (iii) the enforcement of or compliance with any Governmental Requirements, and any such contest on the part of the Borrower shall not be a Default hereunder provided that during the pendency of any such contest the Borrower shall furnish to the Lender and the Title Insurer an indemnity bond with a corporate surety satisfactory to the Lender and the Title Insurer or other security acceptable to them in an amount equal to one hundred fifty percent (150%) of such claim or tax, and provided further that the Borrower shall pay any amount finally adjudged by a court of competent jurisdiction to be due, with all costs, interest, and penalties thereon before such judgment creates a Lien on such Lot or the Home to be constructed thereon.

Section 4.15 Appraisals. The Borrower shall allow the Lender's appraiser and inspector access to its Property and records and shall cooperate in any other reasonable manner in allowing such Appraisal to be prepared and completed on a timely basis.

Section 4.16 Plans and Specifications; Change Orders; Construction Costs Schedule. Prior to commencement of construction, Borrower shall furnish Lender for review and approval copies of the Plans and Specifications for each Home to be constructed under the Loan, together with a Construction Costs Schedule related thereto. The Borrower will construct each Home in substantial compliance with the Plans and Specifications. Any change or changes to the Plans and Specifications for any Home resulting in a decrease in the construction costs of such Home or which exceed in the aggregate five percent (5%) of the total construction costs of such Home shall be disclosed to the Lender by providing the Lender with all Change Orders instructing and evidencing such changes.

Section 4.17 Intentionally Deleted.

Section 4.18 Commencement and Continuation of Construction. The Borrower will comply at all times with the following covenants regarding the commencement and continuation of construction:

(a) Commencement of Construction before recordation of Mortgage. Except as disclosed in writing by Borrower to Lender (and in all events only if the Title Policy insures the same in a manner satisfactory to Lender), prior to the recordation of any Mortgage, no construction contract shall have been recorded with respect to each Lot to be covered thereby, no work of any kind (including but not limited to the destruction or removal of any existing improvements, site work, clearing, grubbing, draining, or fencing of each such Lot by the Borrower or its agents) shall have commenced or shall have been performed on any such Lot, no equipment or material shall have been delivered to or upon any such Lot for any purpose whatsoever, no contract (or memorandum or affidavit thereof) for the supplying of labor, materials or services for the construction of the improvements thereto shall have been recorded by any Person in the mechanic's lien or other appropriate records in the county where any such Lot is located, and no specially fabricated materials or equipment shall have been ordered or received.

(b) Timely Commencement of Construction. Construction shall be commenced within thirty (30) days after an

Advance has been made to finance the acquisition of the Lot.

(c) Continuation of Construction. Borrower shall not cease construction of any Home for more than fifteen (15) days without the consent of Lender.

(d) Breach of Construction Commencement or Continuation Covenants. In the event the Borrower fails to commence construction of improvements on any Lot within the time period specified in this Section or ceases construction for a period in excess of the limitations provided herein, said event shall constitute a breach of the covenant contained in this Section unless Lender otherwise agrees in writing.

(e) No Lot Hold. In the event the Borrower fails to commence construction of improvements on any Lot within the time period specified in this Section, then the Lender may provide Borrower with written notice requiring Borrower to pay to Lender, within ten (10) days following said notice the total amounts advanced by Lender with respect to such Lot.

Section 4.19 List of Subcontractors, etc. Borrower will, if requested, make available to the Lender, or its representatives within a reasonable period after such request is made, lists identifying all contractors, subcontractors, engineers, architects, materialmen and suppliers of labor or materials in connection with the construction of any Home (said parties being hereinafter referred to as "suppliers") and counterparts and/or conditional assignments of any and all construction contracts, bills of sale, invoices, statements, conveyances, receipted vouchers or agreements of any nature under which the Borrower claims title to any materials or supplies used or to be used in the construction of the Home. Borrower will, if requested, provide detailed information in connection with such lists and suppliers including an itemization of (a) the stage of construction during which each supplier furnished labor and/or materials (b) the Borrower's account number with each such supplier, (c) the telephone number, mailing address and physical address of each such supplier, and (d) such other information as the Lender may reasonably request to verify the payment and credit history with respect to such suppliers.

Section 4.20 Correction of Defects. Borrower will, upon demand of the Lender, correct any structural defect in any Home or any material departure from the Plans and Specifications not accepted by the Lender.

Section 4.21 Form Board Foundation Survey. Borrower will, if requested by Lender, furnish to the Lender, prior to the pouring of the foundation of the Home, a survey acceptable to the Lender showing all of same and that the location thereof is entirely within the property lines of the Lot and does not encroach upon, breach or violate any building line, easement or similar restriction.

ARTICLE V

NEGATIVE COVENANTS

The Borrower will at all times comply with the covenants contained in this Article V, from the date hereof and for so long as any part of the Indebtedness is outstanding.

Section 5.1 Liens. The Borrower will not create, incur, assume or permit to exist any Lien on any of its Property subject to a Mortgage, except:

(a) Liens securing the payment of any Indebtedness;

(b) Excepted Liens;

(c) Liens disclosed in Exhibit C and approved by Lender.

Section 5.2 Distributions, Payments, Etc. by the Borrower. The Borrower will not make any distributions, returns of capital, payments of fees or salary or other payments of any nature whatsoever, except the Borrower may make payments for Permitted Expenses, and the Borrower may make quarterly distributions to each of its shareholders in an amount not greater than the quarterly estimated income tax payments required to be made by each such shareholder based upon the income of such shareholder accruing due to the election of the Borrower to be taxed as a Subchapter S Corporation

under the United States Internal Revenue Code and based upon the operations of the Borrower and the resulting federal tax liability of such shareholder. In the event that the aggregate amount of such quarterly distributions to any shareholder for estimated Federal income tax payments exceeds the actual annual federal income tax liability of such shareholder based upon the income of such shareholder accruing due to the election of the Borrower to be taxed as a Subchapter S Corporation under the United States Internal Revenue Code, the failure of such shareholder within thirty (30) days after the determination of such shareholder's annual federal income tax liability, to make a contribution to the Borrower in the amount of such excess shall be an Event of Default under this Agreement, and provided such payments do not cause Borrower to breach any other covenant of this Agreement. In the event such distribution, return of capital, payment of fees or salaries or other payments result in a violation of the other covenants contained in this Agreement (including but not limited to those covenants specified in Section 5.9 and 5.10 hereof), the Borrower shall cause such funds to be repaid in order to cure any such breach of the other covenants of the Agreement. The Borrower shall not sell or otherwise dispose of any member, partner or venture interests, or any shares of its capital stock or other securities or rights, warrants or options to purchase or acquire the same or issue any class of such interest or capital stock if the effect thereof would be to cause Borrower to breach any other covenant of this Agreement.

Section 5.3 Sales and Leasebacks. The Borrower will not enter into any arrangement, directly or indirectly, with any Person whereby the Borrower shall sell or transfer any Property (except Model Homes), whether now owned or hereafter acquired, and whereby the Borrower shall then or thereafter rent or lease as lessee such Property or any part thereof or other Property which the Borrower intends to use for substantially the same purpose or purposes as the Property sold or transferred.

Section 5.4 Nature of Business. The Borrower will not engage in any business other than the home building business or in the acquisition of real Property and the development of such Property into Lots for the purpose of the construction of Homes thereon primarily by the Borrower.

Section 5.5 Spec Homes and Model Homes Limitations. At no time will the Borrower allow the total of Advances and Reserved Allocations under the Loan related to Homes completed or under construction by the Borrower, and which constitute Spec Home, exceed the limitations set forth on Exhibit A.

Section 5.6 Intentionally Deleted.

Section 5.7 Annexation. The Borrower will not execute or file any subdivision plat or effect the annexation of all or part of any such Lot to any city or other political unit without the prior written consent of the Lender.

Section 5.8 Mergers; Ownership of Borrower. Neither Borrower nor Guarantor will merge or consolidate with or sell, assign, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its Property (whether now owned or hereafter acquired) to any Person other than sales of Homes pursuant to Approved Sales Contracts. Neither Borrower nor Guarantor will permit any Affiliate to take any of the actions set forth in the preceding sentence if such action would have a Material Adverse Effect on Borrower or Guarantor. Without limiting the terms and provisions of the Master Mortgage, neither Borrower nor Guarantor will permit or suffer to exist any transaction or circumstance whereby the principal individual(s) who control Borrower or Guarantor (if Guarantor is not a natural person) as of the date of this Agreement shall cease to manage and control Borrower or such Guarantor. The term "control" as utilized herein means the possession, directly or indirectly of the power to direct or cause direction of the management and policies of Borrower or Guarantor, whether through ownership, by contract, or otherwise.

Section 5.9 Net Worth. The Borrower will not permit (at any time) its combined Net Worth to be less than the amount set forth in Exhibit A.

Section 5.10 Ratio of Total Liabilities to Net Worth. The Borrower will not permit (at any time) its ratio of (i) consolidated total liabilities (including contingent liabilities) ("Total Liabilities") to (ii) combined Net Worth to be greater than the amount set forth in Exhibit A.

Section 5.11 Ratio of Advances to Percentage of Completion Values. The Borrower will not permit the ratio of the aggregate principal amount of all Advances at any time outstanding to the aggregate Percentage of Completion Values (plus

the initial advance for the purchase of Lots), at such time, of all Lots and Homes financed under the Loan to be greater than 1.00 to 1.00.

Section 5.12 Flood Plain. No part of any Lot mortgaged to the Lender will lie within the 100-year flood plain or any area that has been designated by the Secretary of Housing and Urban Development as an area having special flood hazards or, if it does, the community in which such Lot is located shall have been approved for flood insurance under the National Flood Insurance Program and flood insurance shall be available for such Lot under such program.

Section 5.13 Geological Fault. To Borrower's best knowledge, no part of any Lot upon which the Lender shall be granted a Lien shall be situated upon a geological fault.

ARTICLE VI

EVENTS OF DEFAULT

Section 6.1 Events. The term "Event of Default" as used herein shall have the meaning set forth in Article 6 of the Master Mortgage or set forth in the Mortgage and shall include a default by any Guarantor under the terms of any guaranty agreement related to any loan by Lender.

Section 6.2 Remedies. Upon the occurrence and at any time during the continuance of any Event of Default (and the lapse of any applicable notice and/or cure period), the Lender may by written notice to the Borrower (i) declare the entire principal amount of all Indebtedness then outstanding together with interest then accrued thereon to be immediately due and payable without presentment, demand, protest, notice of protest or dishonor or other notice of default of any kind, all of which are hereby expressly waived by the Borrower and/or (ii) terminate this Agreement and other lending obligations, if any, of the Lender hereunder, unless and until the Lender shall reinstate same in writing and (iii) exercise any and all rights and remedies provided Lender under the Loan Documents. In addition to the foregoing, upon the occurrence and during the continuance of any Event of Default (and the lapse of any applicable notice and/or cure period), the Lender may exercise any or all of the following remedies, and the exercise of any one or more of such remedies shall not preclude the simultaneous or subsequent exercise of any other remedy:

(a) Lender shall have the right, but not the obligation, in its own name or in the name of the Borrower, to enter into possession of the Lots mortgaged to the Lender and the Homes being or to be constructed thereon, to perform all work and labor necessary to complete such Homes, and to employ watchmen and other safeguards to protect such Lots and Homes, and the Borrower hereby constitutes and appoints the Lender as the true and lawful attorney-in-fact of the Borrower, with full power of substitution, and in the name of the Borrower, if the Lender elects to do so, and hereby empowers the Lender and/or said attorney or attorneys to:

(i) Use such sums as are necessary, including any proceeds of any Advance and the Borrower's Deposits, and employ such architects, engineers, contractors, subcontractors, agents and inspectors, as may be required for the purpose of completing the construction of the Homes financed under the Loan substantially in accordance with the Governmental Requirements and the Plans and Specifications;

(ii) Execute all applications and certificates in the name of the Borrower which may be required for completion of construction of the Homes financed under the Loan;

(iii) Pay, settle, or compromise all existing bills and claims which may be Liens against the Homes financed under the Loan or as may be necessary for the completion of the job, or clearance of title;

(iv) Endorse the name of the Borrower on any checks or drafts representing proceeds of the insurance policies, or other checks or instruments payable to the Borrower with respect to such Lots and Homes to be constructed thereon and financed under the Loan;

(v) Execute all applications and certificates in the name of the Borrower which may be required by any of the contract documents;

(vi) Employ at the expense of the Borrower a watchman or such other security agency as the Lender may choose to protect the Homes financed under the Loan, building materials and equipment from depreciation or injury;

(vii) Do any and every act with respect to the construction of the Homes financed under the Loan which the Borrower may do; and

(viii) Prosecute or defend any action or proceeding incident to the construction of the Homes financed under the Loan as the Lender deems necessary.

(b) Lender may elect to increase the Release Price as more fully provided in Section 2.4(b)(iii) hereof and utilize the increase in the Release Price over and above the Release Price otherwise provided in this Agreement to (i) hold as a part of the Borrower's Deposit as provided in Section 4.13 hereof, (ii) pay any amounts, fees, charges, costs or expenses due to Lender under the terms of any of the Loan Documents, (iii) pay against the outstanding principal and/or accrued interest balance of the Note, or (iv) create a special impound deposit which Lender may use to pay any lien, charge, cost, expense or claim against any Lot or Home that Borrower was required to pay pursuant to any other provisions of any of the Loan Documents, or

(c) Lender may exercise any other rights or remedies available to it under any other Loan Documents.

All sums so expended by the Lender hereunder shall be deemed to be advanced to the Borrower and secured by the Mortgages even if in excess of the amount of the Loan Value of the related Lots and Homes, and the total thereof shall be due and payable from the Borrower to the Lender pursuant to the terms of the Note. The power-of-attorney granted hereby is a power coupled with an interest and is irrevocable. The Lender shall have no obligation to undertake any of the foregoing actions, and if the Lender should do so, it shall have no liability to the Borrower for the sufficiency or adequacy of any such action.

Section 6.3 Additional Expenditures. Borrower agrees that all sums paid or expended by Lender under the terms of this Agreement (or the other Loan Documents) in excess of the applicable Reserved Allocation shall be considered to be an obligation owing by Borrower to Lender and the repayment thereof, together with interest thereon at the Default Rate (as defined in the Note) shall be secured by the Loan Documents and shall be immediately due and payable without notice, and Borrower agrees to pay such sum upon demand. Furthermore, if Borrower fails to perform any act or to take any action or to pay any amount required to be paid by it under the provisions of any of the covenants and agreements contained in this Agreement (or in any other of the Loan Documents), or if Lender shall incur any additional expenditures as contemplated by this Section, Lender shall have all rights and remedies available to it pursuant to this Agreement, the Deed of Trust and/or any other of the Loan Documents, or by law, or otherwise for the collection of such sums, amounts or expenditures (including, without limitation, the right at its discretion to advance Loan funds or apply the Borrower's Deposit to the payment of same).

Section 6.4 Right of Set-off. Upon the failure of Borrower to make full and timely payment of the interest on the Loan and any fees specified in Section 2.1(b) hereof, the Lender is hereby authorized at any time and from time to time, without notice to the Borrower (such notice being expressly waived by the Borrower notwithstanding any provision to the contrary stated in any of the Loan Documents), to make an Advance on behalf of Borrower or adjust the amount of or withhold or apply all or any portion of any Advance to accomplish the payment of the amount then due. The Lender agrees promptly to notify the Borrower after any such set-off, Advance, adjustment or application, provided that the failure to give such notice shall not affect the validity of such set-off, Advance, adjustment or application. If the Lender elects to make such an Advance for the purposes of paying interest on the Loan or any amount then payable under Section 2.1(b) hereof, such Advance may be made out of any budget category elected by Lender in its sole discretion, or out of the portion of the Loan that has been allocated to any Lot or Home, as Lender may elect. The rights of the Lender under this Section are in addition to all other rights and remedies which the Lender may have, including but not limited to the right to require the Borrower to make a deposit as contemplated in Section 4.13 hereof or to repay the amount of any such Advance made by Lender.

In addition to the foregoing, in the event the Borrower is indebted to Lender pursuant to any other loan (including any acquisition and development loan), it is understood and agreed that the right of set-off specified herein shall include the right of Lender to (i) make an Advance on behalf of the Borrower to pay principal, interest and other costs and fees payable to Lender

under either the Loan or any such other loan; and (ii) make an Advance on behalf of Borrower to cure any default under such other loan or under the terms of any instrument evidencing said loan or securing the payment thereof or otherwise relating thereto; and (iii) make an Advance on behalf of Borrower to pay any lien claim filed by any mechanic, materialman, supplier or other contractor which may have a lien claim on any property securing such other loan; and (iv) make an Advance on behalf of Borrower to establish a deposit with any title or other escrow company to allow said company to insure around any such lien claim; and (v) make an Advance on behalf of Borrower to purchase a cash bond to provide collateral security for the issuance of title insurance or to otherwise bond or insure around any such lien claim.

ARTICLE VII

CONDITIONS OF LENDING

The obligations of the Lender to make the Advances pursuant to this Agreement are subject to the conditions precedent stated in this Article VII and in Exhibit A.

Section 7.1 First Advance. The obligation of the Lender to make the first Advance under this Agreement is subject to the following conditions precedent, wherein each document to be delivered to the Lender shall be in form and substance satisfactory to it and at Borrower's cost and expense:

(a) Closing - The Borrower shall have delivered to the Lender (unless waived by the Lender) at least three (3) Business Days' advance written notice of the closing date, which shall be a Business Day not later than 30 days from the date of this Agreement, for the delivery of all instruments, certificates and opinions referred to in this Section not theretofore delivered (except as to the Compliance Certificate, which is to be delivered at the time provided in Subsection 7.1(c) hereof).

(b) Note - The Borrower shall have duly and validly issued, executed and delivered the Note to the Lender.

(c) Compliance Certificate - The Lender shall have received a Compliance Certificate substantially in the form of Exhibit B hereto, which shall be true and correct and dated as of the date of the funding of the first Advance.

(d) Entity Documents and Certificates - Lender shall have received certified copies of resolutions of Borrower, if Borrower is a corporation, or a certified copy of a consent of partners or members, if Borrower is a partnership or limited liability company, authorizing execution, delivery and performance of all of the Loan Documents and authorizing the borrowing hereunder, along with such certificates of existence, certificates of good standing and other certificates or documents as Lender may reasonably require to evidence Borrower's authority; and Lender shall have received true copies of all organizational documents of Borrower, including all amendments or supplements thereto, if Borrower is a legal entity other than a corporation, along with such certificates or other documents as Lender may reasonably require to evidence Borrower's authority.

(e) Opinion of Borrower's Counsel - At the option of Lender, the Lender shall have received from counsel for the Borrower, a favorable written opinion as to all or any of the following (as determined by Lender): (i) the enforceability of the Loan Documents and the non-usurious nature of the Loan; (ii) the matters contained in Sections 3.1 through 3.5; (iii) such counsel's knowledge of pending or threatened material litigation or governmental or regulatory proceedings against the Borrower; and (iv) such other matters incident to the formation and continued existence and good standing of the Borrower or other matters relating to the transactions herein contemplated as the Lender may reasonably request.

(f) Recordings - The Master Deed of Trust and Mortgage shall have been duly delivered to the appropriate offices of each county for filing or recording as designated by Lender, and the Lender shall have received confirmations of receipt thereof from the appropriate filing or recording offices.

(g) Purchase Contract - Borrower shall furnish to Lender a copy of the purchase contract or other

evidence satisfactory to Lender with respect to the cost of each Lot financed under the Loan.

(h) Disbursement Authorization - The Lender shall have received the Disbursement Authorization form as specified in Exhibit G attached hereto and incorporated herein.

(i) Guaranty Agreement(s) - The Lender shall have received the Guaranty Agreement(s), properly executed by the Guarantor.

(i) Other - The Lender shall have received such other documents as it may reasonably have requested at any time at or prior to the closing referred to in Subsection 7.1(a).

Section 7.2 Advances for Construction. Unless and until Lender notifies Borrower of Lender's election to make Advances under the "Invoice Draw Procedure" as provided below, Advances for construction will be made on the basis of the Percentage of Completion of each Home as determined by Lender through inspections of the Home and the disbursement schedule attached hereto as Exhibit D. Lender reserves the right, however, at any time whether before or during the progress of construction of any Home under this construction facility to require Advances to be made on the basis of approved invoices for labor, material or services provided for the construction of each Home (the "Invoice Draw Procedure"). If Lender elects to implement the Invoice Draw Procedure, Lender will give Borrower written notice thereof, and Borrower will thereafter provide Lender with copies of all invoices relating to the construction of Homes that are then in progress and outstanding invoices related to Homes that may have been previously completed and sold by Borrower. Borrower will cooperate with and assist Lender in determining the status of the payments of all costs relating to Homes then under construction and completed Homes and confirming the application and use of Advances made prior to the implementation of the Invoice Draw Procedure.

(a) Each Advance - The obligation of the Lender to make each Advance for the construction of Homes (whether initial, interim or final) is subject, in addition to the conditions precedent set forth in Section 7.1, to the following further conditions precedent:

(i) Request - The Lender shall have received the appropriate Request satisfactory to the Lender. If Lender has elected to require Advances to be made under the Invoice Draw Procedure, each Request shall be accompanied by copies of the invoices, waivers of lien and other documentation contemplated in Section 2.3 hereof and other information as may be required by the Lender to support the Advance being requested by the Borrower.

(ii) Work Completed - All work on each Lot and Home financed under the Loan that is required to have been completed for such Lot and Home to satisfy the requirements for the Percentage of Completion set forth in the most current Inventory Status Report for such Lot and Home shall have been completed and performed in a good and workmanlike manner, all materials and fixtures usually installed and furnished at such stage of construction shall have been furnished and installed, and all construction materials and fixtures shall have been incorporated in the Homes on such Lots, all substantially in accordance with the Plans and Specifications. Each Advance shall also be accompanied by (i) a Conditional Waiver and Release Upon Progress Payment or a Conditional Waiver and Release Upon Final Payment, as appropriate, in the prescribed statutory form and approved by Lender, executed by each architect, subcontractor, supplier and materialman to be paid pursuant to such Advance and covering all labor, services, equipment and materials to be paid thereunder, and (ii) an Unconditional Waiver and Release Upon Progress Payment or an Unconditional Waiver and Release Upon Final Payment, as appropriate, in the prescribed statutory form and approved by Lender, executed by each architect, subcontractor, supplier and materialman intended to be paid from the immediately preceding Advance, covering all labor, services, equipment and materials performed or supplied by such subcontractor or materialman, as appropriate. If requested by Lender, Borrower shall also submit lien waivers and copies of statements, bills or invoices from any contractors, subcontractors, laborers or materialmen, as Lender may require, to verify the accuracy of the requested Advance.

(iii) Inspection - At the Lender's option, the Lender shall have inspected the Lots and Homes financed under the Loan, either by its personnel or through inspectors acceptable to the Lender, and Lender shall have made a determination of the then current Percentage of Completion of each of such Home. The

cost of any third party inspectors shall be borne by Borrower.

(iv) No Default - The fact that immediately after such Advance, no Default shall have occurred and be continuing.

(v) Representations and Warranties - The fact that the representations and warranties of the Borrower contained in this Agreement or any other Loan Document (other than those representations and warranties which are by their terms limited to the date of the agreement in which they are initially made) are true and correct in all material respects on and as of the date of such Advance.

(vi) No Material Adverse Change - There shall have occurred, in the sole opinion of the Lender, no change, either in any case or in the aggregate, in the condition, financial or otherwise, of the Borrower or with respect to the Borrower's Property from the facts represented in any Loan Document, including this Agreement, or other condition or circumstance which, in Lender's judgment, which would have a Material Adverse Effect.

(vii) Title Update – Upon request by the Lender, the Borrower shall obtain from the Title Insurer an endorsement to the Title Policy, dating the effective date of the Title Policy to the date of such Advance, and showing that since the date of issuance of the applicable Title Policy, and the prior endorsements thereto, that there are no liens or other matters affecting the Property covered by such Title Policy other than Excepted Liens and those matters permitted by Lender.

(viii) Disbursement of Advances - At the request of the Lender, the Borrower shall provide the evidence of disbursement of Advances as specified in Section 4.12 hereof.

(ix) Other - The Lender shall have received such other documents as it may reasonably have requested at any time or prior to funding such Advance and all fees then due and payable hereunder shall have been paid.

The acceptance by Borrower of each Advance shall be deemed to be a representation and warranty by the Borrower on the date of such borrowing as to the facts specified in Subsections 7.2(a)(iv), (v) and (vi).

(b) Initial Advance - The obligation of the Lender to make each Initial Advance is subject to the following further conditions precedent:

(i) Mortgage and Financing Statement - A Mortgage and Financing Statement, if required, covering the Lots identified in the New Start Request shall have been executed by the Borrower; the Mortgage shall have been duly delivered to the appropriate offices of the county or counties for filing or recording as designated by Lender, and the Lender shall have received confirmations of receipt thereof from the appropriate filing or recording offices; and the Financing Statement, if required, shall have been delivered to the Office of the Indiana Secretary of State for filing, and the Lender shall have received confirmation of the receipt thereof from the Office of the Indiana Secretary of State.

(ii) Title Policy - The Lender shall have received a paid Title Policy (or an endorsement thereto) dated the date of the recording of the Mortgage in the amount of the Loan Value of the associated Lots and the Homes to be constructed thereon. The Title Policy shall (1) show fee simple title vested in the Borrower to the associated Lots, (2) insure the Lien of the Mortgage on such Lots in favor of the Lender to be a valid first and prior Lien free and clear of all defects or encumbrances other than Excepted Liens and except as the Lender shall approve in writing, (3) contain no survey exceptions not theretofore approved by the Lender in writing, and (4) contain such endorsements as shall be required by Lender, and the status of the title to the Lots shown therein shall otherwise be satisfactory to the Lender. It is hereby expressly agreed and understood that the recordation of a Mortgage subject to specific title exceptions and the acceptance of a Title Policy shall not mean or indicate that the Lender has approved the status of the title to the Lots as shown in such Title Policy or otherwise. The Lender has the right to require that the Borrower remove or cure any

and all impediments, whether of record or otherwise, which affect the development, construction, leasing, sale or operation of such Lots or the Homes to be constructed thereon.

(ii) [Intentionally Omitted].

(iii) Plat of Approved Subdivision, Etc. - The Lender shall have received and approved (1) a copy of the recorded plat of the Approved Subdivision, which shall be entirely located in the State of Indiana, in which the associated Lots are located, identifying the location of each such Lot, and (2) evidence satisfactory to the Lender that the subdivision in which the associated Lots are located is an Approved Subdivision as defined herein in all respects.

(iv) Plans and Specifications, Etc. - The Lender shall have received and approved (1) Plans and Specifications for each Home to be constructed on the associated Lots; (2) a Construction Cost Schedule showing the budgeted construction costs for each Home; and (3) all governmental and non-governmental approvals required for the construction of Homes on the associated Lots.

(v) No Construction Started - Except as disclosed in writing by Borrower to Lender (and in all events only if the Title Policy insures the same in a manner satisfactory to Lender), the Borrower shall provide the Lender with satisfactory evidence that no construction was started on any associated Lot prior to the recording of the Mortgage granting the Lender a Lien in such Lot.

(vi) Number of Lots - Each New Start Request for an Initial Advance shall be associated with a minimum of one (1) Lot (unless the Lender shall agree otherwise).

(vii) Appraisal - The Lender shall have obtained at Borrower's expense, for each Lot and/or Home that the Borrower desires to finance under the Loan, an Appraisal which shall be dated not more than thirty (30) days prior to the date of such Initial Advance for such Home.

(viii) Other - Upon request by the Lender, the Borrower shall furnish to the Lender, each in form and substance satisfactory to the Lender, waivers of liens or claims on the Lots and Homes being financed by the Loan as well as any construction contracts, other documents or invoices related thereto.

(ix) Advance Delivery - Any document, instrument, commitment, or other writing or written evidence required to be provided pursuant to Subsection 7.2(b)(i) through (viii), or otherwise required or requested by Lender pursuant to its closing instructions, shall have been furnished to the Lender at least five (5) Business Days prior to the date upon which the Lender is to fund the applicable Initial Advance pursuant to Section 2.3. Additionally, the legal description of the Lots and Homes associated with the applicable Initial Advance shall be furnished at least five (5) Business Days prior to the date upon which the Lender is to fund such Initial Advance.

(x) Site Plan - At Lender's request, Borrower shall deliver to Lender a site plan showing the location of the Home on the respective Lot.

(xi) Approval Limitations on Initial Advance - In the event (1) Borrower complies with the terms of this Section 7.2 and such other requirements as Lender may hereafter establish, (2) Lender approves the Lot and/or Home for inclusion in the Loan, and (3) Lender is satisfied that all terms of this Agreement have been duly satisfied with respect to a particular New Start Request, the Lender shall make an Initial Advance with respect to the Lots described in the New Start Request. In addition, the Lender may, at the time of such Initial Advance, make such additional Interim Advances as may be appropriate pursuant to the terms of this Agreement.

(c) Final Advance - The obligation of the Lender to make each Final Advance is subject to the following further conditions precedent:

(i) Completion of Construction - All Homes subject to the request for a Final Advance shall have been completed in substantial compliance with the Plans and Specifications, as verified by the Lender through inspection either by its personnel or through inspectors acceptable to the Lender, and that all requirements for the Percentage of Completion of any such Home to be deemed to be one hundred percent (100%), as provided in the Disbursement Schedule applicable to such Home, shall have been fully complied with to the satisfaction of the Lender.

(ii) Governmental Requirements - If requested by Lender, Lender shall have received evidence satisfactory to it that all Governmental Requirements and non-governmental requirements regarding the construction and completion of each such Home have been satisfied.

(iii) No Mechanic's Liens - If requested by Lender, Lender shall have received evidence satisfactory to it that all actual construction costs for each such Home have been paid in full, or that such payment has been adequately provided for, and that no mechanic's or materialmen's liens or other encumbrances have been filed and remain in effect against all or any part of such Lots.

(d) Advance Not an Approval - The making of any Advance or part thereof shall not be deemed an approval or acceptance by the Lender of any work theretofore performed in connection with the construction of any Home. Lender shall have no obligation to make any Advance or part thereof after the happening of an Event of Default, but shall have the right and option to do so; provided, however, if the Lender elects to make any such Advance, no such Advance shall be deemed to be either a waiver of the right to demand payment of the Loan, or any part thereof, or an obligation on the part of the Lender to thereafter make any Advance under the construction facility.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Notices. Any notice required or permitted to be given under or in connection with this Agreement, the other Loan Documents (except as may otherwise be expressly required therein) or the Note shall be given in the manner as required for the giving of notices as set forth in the Master Mortgage.

Section 8.2 Amendments and Waivers. Any provision of this Agreement, the other Loan Documents or the Note may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower (and/or any other Person which is a party to any Loan Document being amended or with respect to which a waiver is being obtained) and the Lender.

Section 8.3 Invalidity. In the event that any one or more of the provisions contained in the Note, this Agreement or in any other Loan Document shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of the Note, this Agreement or any other Loan Document.

Section 8.4 Survival of Agreements. All representations and warranties of the Borrower herein or in the other Loan Documents, and all covenants and agreements herein not fully performed before the effective date or dates of this Agreement and of the other Loan Documents, shall survive such date or dates.

Section 8.5 Successors and Assigns. The Note, this Agreement and any other Loan Document shall be binding upon and enure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto. The Borrower shall not, however, have the right to assign its rights under this Agreement or any interest herein without the prior written consent of the Lender. The Lender may sell participations in the Note or other Indebtedness of the Borrower incurred or to be incurred pursuant to this Agreement to other Lenders without notice to or the consent of Borrower. In the event that the Lender sells participations in the Note or other Indebtedness of the Borrower incurred or to be incurred pursuant to this Agreement to other lenders, each of such other lenders shall have the rights of set off against such Indebtedness and similar rights or Liens to the same extent as may be available to the Lender.

Section 8.6 Renewal, Extension or Rearrangement. All provisions of this Agreement and of any other Loan Documents relating to the Note or other Indebtedness shall apply with equal force and effect to each and all promissory notes hereinafter executed which in whole or in part represent a renewal, extension for any period, increase or rearrangement of any part of the Indebtedness originally represented by the Note or of any part of such other Indebtedness.

Section 8.7 Waivers. No course of dealing on the part of the Lender, its officers, employees, consultants or agents, including but not limited to any course of dealing whereby the Lender does not require complete compliance with the terms, provisions and conditions hereof, nor any failure or delay by the Lender with respect to exercising any right, power or privilege of the Lender under the Note, this Agreement or any other Loan Document shall operate as a waiver thereof, except as otherwise provided in Section 8.2 and, without limiting the foregoing, the Lender may at any time require complete compliance with any and all terms, provisions and conditions hereof.

Section 8.8 No Liability of Lender. The Lender shall have no liability, obligation or responsibility whatsoever with respect to the construction of any Home except to make Advances hereunder upon the terms and conditions herein stated in the Lender's sole function as lender, and the only consideration passing from the Lender to the Borrower is the loan proceeds in accordance with and subject to the terms and conditions of this Agreement. The Lender shall not be obligated to inspect any Lot mortgaged to the Lender or for the construction of a Home thereon. The Lender shall have the right from time to time to waive any of the terms of this Agreement without prejudice to its right to require strict compliance in the future, and no Person shall be a third party beneficiary of this Agreement or be entitled to require or rely upon the Lender's enforcement of this Agreement. The Borrower has selected all architects, engineers, contractors, sub-contractors, materialmen, as well as all others furnishing services or materials to the construction of such Homes, and the Lender has, and shall have, no responsibility whatsoever for them or any other party or for their performance or default or for the quality of their materials or workmanship or for any failure to construct, complete, protect, or insure such Homes, or for the payment of costs of labor, materials, or services supplied for the construction of such Homes, or for the performance of any obligation of the Borrower whatsoever. Nothing, including but not limited to any disbursement of loan proceeds or acceptance hereunder of any document or instrument, shall be construed as a representation or warranty, express or implied, to any party by the Lender. Approval by Lender of the Plans and Specifications shall be deemed to be strictly limited to consent by Lender to the Home being constructed in accordance therewith and shall not be deemed to imply any warranty, representation, or approval by Lender that the Home, if so constructed, will be structurally sound, will comply with all Governmental Requirements, will be fit for any particular purpose, or will have a market value of any particular magnitude.

Section 8.9 Cumulative Rights. All rights and remedies of the Lender under the Note, this Agreement and each other Loan Document shall be cumulative, and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

Section 8.10 Singular and Plural. Words used herein in the singular, where the context so permits, shall be deemed to include the plural and vice versa. The definitions of words in the singular herein shall apply to such words when used in the plural where the context so permits and vice versa.

Section 8.11 Construction. This Agreement is, and the Note will be, a contract made under and shall be construed in accordance with and governed by the laws of the United States of America and the State of Indiana, as such laws are now in effect and, with respect to usury laws, if any, applicable to the Lender and to the extent allowed thereby, as such laws may hereafter be in effect which allow a higher maximum nonusurious interest rate than such laws now allow.

Section 8.12 References. The words "herein," "hereof," "hereunder" and other words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular Article, Section or Subsection. Any reference herein to an Article, Section or Subsection shall be deemed to refer to the applicable Article, Section or Subsection of this Agreement unless otherwise stated herein. Any reference herein to an exhibit shall be deemed to refer to the applicable exhibit attached hereto unless otherwise stated herein.

Section 8.13 Taxes, etc. Any taxes (excluding income taxes) payable or ruled payable by federal or state authority in respect of the Note, this Agreement or the other Loan Documents shall be paid by the Borrower, together with interest and penalties, if any.

Section 8.14 Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, the Lender shall not be obligated to extend credit to the Borrower in an amount in violation of any limitation or prohibition provided by any applicable statute or regulation.

Section 8.15 Exhibits. The exhibits attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein, except that in the event of any conflict between any of the provisions of such exhibits and the provisions of this Agreement, the provisions of this Agreement shall prevail.

Section 8.16 Titles of Articles, Sections and Subsections. All titles or headings to Articles, Sections, Subsections or other divisions of this Agreement or the exhibits hereto are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other content of such Articles, Sections, Subsections or other divisions, such other content being controlling as to the agreement between the parties hereto.

Section 8.17 Satisfaction Requirement. If any agreement, certificate, instrument or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to any party, the determination of such satisfaction shall be made by such party in its sole and exclusive judgment exercised in good faith.

Section 8.18 Entire Agreement. **THIS WRITTEN AGREEMENT, THE NOTE, AND THE LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.**

Section 8.19 Lender's Consent or Approval. Except where otherwise expressly provided in the Loan Documents, in any instance where the determination, approval, consent or the exercise of judgment of Lender is required, the granting or denial of such determination, approval or consent and the exercise of such judgment shall be (a) within the sole discretion of Lender; (b) deemed to have been given only by a specific writing intended for the purpose and executed by Lender; and (c) free from any limitation or requirement of reasonableness. Each provision for determination, consent, approval, inspection, review, or verification by Lender is for Lender's own purposes and benefit only.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the date first above written.

BORROWER:

THE ESTRIDGE GROUP INC,
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Title: Assistant Secretary

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Title: Assistant Secretary

PAUL E ESTRIDGE CORP,
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Title: Assistant Secretary

LENDER:

RBC MORTGAGE COMPANY,
an Illinois corporation

By: ______________________
Name: John T. DeSpain
Title: Vice President

EXHIBIT A

INCORPORATED AND SUPPLEMENTAL
TERMS AND PROVISIONS

The following terms and provisions are incorporated by reference to and made a part of this Agreement:

1. Definitions, Section 1.2:

(a) Approved Subdivision. The location of each Approved Subdivision shall be limited to the following metropolitan areas: Indianapolis, Indiana.

(b) Maximum Loan Allocation; Interest Rate; Maturity Date. The amount of the Loan, and the maximum amount of all allocations under the Loan shall be equal to not more than Ten Million and no/100 Dollars ($10,000,000.00) committed at any one time; the interest rate (prior to default or maturity) shall be three percent (3%), plus the Index Rate defined in the Note (30 Day LIBOR) and shall mature on May 22, 2004 (all as more particularly described in the Note).

(c) Guarantor. "Guarantor" shall mean Paul E Estridge, Jr., individually.

(d) Initial Advance Period Termination Date. May 22, 2003.

(e) Initial Due Date. For each type of loan, the "Initial Due Date" shall be defined as follows:

(i) For Sold Homes, the Initial Due Date shall be twelve (12) months from the date of the Initial Advance relating to such Lot and Home;

(ii) For Spec Homes, the Initial Due Date shall be twelve (12) months from the date of the Initial Advance relating to such Lot and Home; and

(iii) For Model Homes, the Initial Due Date shall be twelve (12) months from the date of the Initial Advance relating to such Lot and Home, subject to renewal, in Lender's sole and absolute discretion.

(f) Loan Value. "Loan Value" shall mean:

(i) With respect to each Lot and Home to be constructed thereon, the lesser of: (1) the sum of the construction costs shown in the Construction Costs Schedule delivered to Lender with respect to such Home, which schedule shall in all cases include the lesser of (a) the cost of the Lot to Borrower as set forth in the purchase contract, or (b) the Appraised Value of the Lot as set forth in the Appraisal, or (2) eighty percent (80%) of the Appraised Value of such Lot and Home, or (3) eighty percent (80%) of the contract price.

(ii) Intentionally deleted.

(iii) Intentionally deleted.

(g) Spec or Model Subdivision Limitation. No more than (i) thirty percent (30%) of all Advances and Reserved Allocations may be outstanding and/or available under the Loan with regard to Spec Homes and (ii) ten percent (10%) of all Advances and Reserved Allocations may be outstanding and/or available under the Loan with regard to Model Homes .

2. Certain Limitations on Advance, Section 2.1(c) Amounts. The Advance made to add any Lot to the Loan shall not exceed the lesser of (x) one hundred percent (100%) of the Appraised Value of such Lot or (y) one hundred percent (100%) of the cost of such Lot. The aggregate Advances related to any Home being constructed shall not, at any time, exceed the lesser of:

(a) the Percentage of Completion Value of such Home; or

(b) the lesser of (x) eighty percent (80%) of the Appraised Value of such Lot and Home being constructed or (y) eighty percent (80%) of the contract price for such Home, if Borrower has an Approved Sales Contract; or

(c) Two Hundred Sixty Four Thousand and No/100 Dollars ($264,000.00) without the prior written approval of Lender.

3. Origination Fee, Section 2.2. One half of one percent (.50%) of the initial Reserved Allocation for the applicable Lot and Home (prior to the Initial Advance with respect to such Lot and Home).

4. Loan Procedures and Amounts of Advance, Section 2.3. In addition to the satisfaction of the conditions precedent for Advances referred to in Section 2.3 and in Article VII, the following conditions shall be satisfied prior to the delivery of the Request and no Advance (whether initial, interim or final) shall be made unless such conditions have been satisfied.

5. Financial Condition, Section 3.6. Borrower has delivered financial statements of Borrower for the period ending September 30, 2001.

6. Spec Homes and Model Homes Limitations, Section 5.5. No more than (i) thirty percent (30%) of all Advances and Reserved Allocations may be outstanding and/or available under the Loan with regard to Spec Homes and (ii) ten percent (10%) of all Advances and Reserved Allocations may be outstanding and/or available under the Loan with regard to Model Homes

7. Net Worth, Section 5.9. Equal to or greater than $6,750,000.00.

8. Ratio of Total Liabilities to total Net Worth, Section 5.10. Equal to or less than 6.00 to 1.00.

EXHIBIT B

FORM OF COMPLIANCE CERTIFICATE

The undersigned hereby certifies that he is the President of THE ESTRIDGE GROUP INC, an Indiana corporation, ESTRIDGE DEVELOPMENT COMPANY, INC., an Indiana corporation, and PAUL E ESTRIDGE CORP, an Indiana corporation, (collectively, the "Borrower"), and that as such he is authorized to execute this certificate on behalf of the Borrower. With reference to the Loan Agreement dated May 22, 2002 together with all amendments or supplements thereto being the "Agreement") between the Borrower and RBC Mortgage Company, an Illinois corporation (the "Lender"), the undersigned further certifies, represents and warrants as follows (each capitalized term used herein having the same meaning given to it in the Agreement unless otherwise specified):

(a) The representations and warranties of the Borrower contained in the Agreement and otherwise made in writing by or on behalf of the Borrower pursuant to the Agreement were true and correct when made, and are repeated at and as of the time of delivery hereof and are true and correct at and as of the time of delivery hereof.

(b) The Borrower has performed and complied with all agreements and conditions contained in the Agreement required to be performed or complied with by it prior to or at the time of delivery hereof.

(c) The Borrower has not incurred any material liabilities, direct or contingent, since __________, 20_____, except as disclosed or referred to in the Financial Statements or as set forth in Exhibit C to the Agreement.

(d) Since ____________________, 20_____, no change has occurred, either in any case or in the aggregate, in the condition, financial or otherwise, of the Borrower which would have a Material Adverse Effect, except as disclosed in Exhibit C to the Loan Agreement.

(e) There exists, and, after giving effect to the Advances with respect to which this certificate is being delivered, will exist, no Default under the Agreement or any event or circumstance which constitutes, or with notice or passage of time (or both) would constitute, an event of default under any loan or credit agreement, indenture, mortgage deed of trust, security agreement or other agreement or other instrument evidencing or pertaining to any Debt of the Borrower, or under any material agreement or instrument to which the Borrower is a party or by which the Borrower is bound.

(f) The following is a true and accurate statement of actual figures as compared to the figures required by Article V of the Agreement for the calendar [quarter] [year] ending ____________________, 20____:

(i) Section 5.9 - Net Worth:

Required: $6,750,000.00 Actual: $7,924,562.00

(ii) Section 5.10 - Ratio of Total Liabilities to Net Worth:

Required: 6.00 to 1.00 Actual: 5.25 to 1.00

EXECUTED AND DELIVERED this _____ day of May, 2002.

THE ESTRIDGE GROUP INC,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

PAUL E ESTRIDGE CORP,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT C

DISCLOSURES

The following constitute all disclosures required to be made by the Borrower in accordance with the following Sections of the Loan Agreement dated May 22, 2002 (the "Agreement"):

Section 3.5: Consents or approvals required:

None

Section 3.6: Material adverse changes occurred since May 22, 2002.

None

Section 3.7: Investments, advances and guaranties other than as reflected in the Financial Statements:

None

Section 3.8: Material liabilities and litigation or other actions other than those disclosed or referred to in the Financial Statements:

None

Section 3.10 and 5.1: Liens other than those referred to in the Financial Statements and other than Excepted Liens:

None

Section 3.11: Defaults under the Agreement or other instruments:

None

THE ESTRIDGE GROUP INC,
an Indiana corporation

By: ______________________________
Name:______________________________
Title:______________________________

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation

By: ______________________________
Name:______________________________
Title:______________________________

PAUL E ESTRIDGE CORP,
an Indiana corporation

By: ______________________________
Name:______________________________
Title: ______________________________

EXHIBIT D

FORM OF
DISBURSEMENT SCHEDULE

[To be provided by Lender]

EXHIBIT E

INSURANCE REQUIREMENTS

Borrower shall maintain insurance coverage for the life of the loan. Unless otherwise approved by Lender, all companies must have an A.M. Best rating of A-VI or better. All policies must contain a cancellation clause requiring not less than 30 days' notice to the Lender prior to cancellation. An Evidence of Property Insurance Form (ACORD 27) shall be furnished with respect to the builders' risk insurance. A Certificate of Insurance (ACORD 25-S) shall be furnished on all liability and workers compensation policies. All evidence of insurance should reference the following insurance requirements:

Builders Risk. "Builders Risk" coverage shall be written on a replacement cost basis to cover all risks of physical loss except those specifically excluded in the policy and shall insure at least against all perils of fire, lightning, explosion, windstorm or hail, smoke, aircraft or vehicles, riot or civil commotion, theft, vandalism, malicious mischief and collapse. The coverage amount shall be equal to the completed contract amount and shall include insurance against floods and earthquakes where applicable. The improvements shall not occupied unless the policy specifically includes permission to occupy. The deductible shall not exceed $5,000 per occurrence unless otherwise approved by Lender. The policy must name Lender as "Loss Payee and Mortgagee".

Commercial General Liability. Commercial General Liability insurance shall be written on an occurrence basis with limits not less than $1,000,000 per occurrence. The policy shall contain a "Per Location Aggregate" endorsement. If the Borrower is a developer/contractor, then the policy shall contain a "Per Project Aggregate" endorsement.

Umbrella Liability. The Umbrella liability policy shall be written with limits not less than $1,000,000 per occurrence/aggregate; provided that Umbrella Liability coverage will not be required if the Commercial General Liability policy has limits of not less than $2,000,000.

Workers Compensation - This policy shall be written for the statutory limits as required by the applicable state. In addition, the Borrower will maintain Employers Liability with minimum limits of not less than $100,000 each accident for bodily injury and $100,000 per employee/aggregate for disease.

In addition to appropriate Builders Risk coverage, the General Contractor shall maintain the following coverages until no further work is required. (General Contractor shall be responsible for any losses caused or contributed to by any subcontractor):

1. Commercial General Liability - This policy must be issued on an occurrence basis with limits of liability not less than $1,000,000 per occurrence per project and must include the following:

   - Bodily Injury and Property Damage Liability
   - Products/Completed Operations
   - Blanket Contractual Liability
   - Independent Contractors Coverage
   - Explosion, Collapse and Underground
   - Borrower and Lender named as Additional Insured

2. Umbrella Liability - This policy shall be written with limits not less than $1,000,000 per occurrence; provided that Umbrella Liability will not be required if the Commercial General Liability policy has limits of not less than $2,000,000.

3. Automobile Liability - This policy must cover all owned, hired and non-owned vehicles with $1,000,000 Each Accident limits. Borrower and Lender shall both be named as Additional Insureds.

4. Workers Compensation - This policy shall be written for the statutory limits as required by the applicable state. In addition, the General Contractor will maintain Employers Liability with minimum limits of not less than $100,000 each accident for bodily injury and $100,000 per employee/aggregate for disease.

EXHIBIT F

MASTER FORM OF MORTGAGE
AND SECURITY AGREEMENT

MASTER MORTGAGE, SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT WITH ASSIGNMENT OF LEASES AND RENTS

THIS MASTER MORTGAGE, SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT WITH ASSIGNMENT OF LEASES AND RENTS (as the same may from time to time be extended, renewed or modified, the "Mortgage") is made as of May 22, 2002 by **THE ESTRIDGE GROUP INC**, an Indiana corporation, **ESTRIDGE DEVELOPMENT COMPANY, INC.**, an Indiana corporation, and **PAUL E ESTRIDGE CORP**, an Indiana corporation ("Mortgagor"), having its principal place of business at 1041 West Main Street, Carmel, Indiana 46032, to **RBC MORTGAGE COMPANY**, an Illinois corporation ("Mortgagee"), having its principal place of business at 11011 Richmond Avenue, Suite 850, Houston, Texas 77042, Attention: John T. DeSpain. Notwithstanding anything to the contrary in this Mortgage or the other Loan Documents (as defined in the Loan Agreement hereafter defined), this Mortgage operates as a Mortgage in accordance with the laws of the State of Indiana.

To secure the following:

(i) the payment of an indebtedness (the "Loan") in the original principal sum of not more than Ten Million and No/100 Dollars ($10,000,000.00), evidenced by that certain Revolving Line of Credit Note (the "RLC Note") of even date herewith in an amount not to exceed Ten Million and no/100 Dollars ($10,000,000.00) outstanding at any one time and due on May 22, 2004, except as may be accelerated pursuant to the terms hereof or of the RLC Note, made by Mortgagor and payable to the order of and delivered to Mortgagee, and which evidences a revolving line of credit for which this Mortgage is given to secure and which constitutes a "revolving credit", in lawful money of the United States of America, to be paid with interest according to the RLC Note (together with all extensions, renewals or modifications thereof being hereinafter collectively called the "Note"), and all other sums, liabilities and obligations constituting the Debt (hereinafter defined);

(ii) performance of all obligations of Mortgagor under any loan agreement (the "Loan Agreement" whether one or more) between Mortgagor and Mortgagee pertaining to the use of the proceeds of the Note;

(iii) the payment of all sums advanced or incurred by Mortgagee contemplated hereby or in the other Loan Documents, and the performance of the obligations and covenants herein contained or therein; and

(iv) payment of all other indebtedness, of whatever kind or character, now owing or which may hereafter become owing by Mortgagor to Mortgagee, whether such indebtedness is evidenced by note, open account, overdraft, endorsement, surety agreement, guaranty, any trust agreement or set aside letter issued by Mortgagee in connection with the Improvements (hereinafter defined), and/or any document executed in connection with the issuance of any letter of credit by Mortgagee, or is evidenced by note, open account, overdraft endorsement, surety agreement, guaranty, any trust agreement or set-aside letter executed by Mortgagee in connection with the Improvements, any document executed in connection with the issuance of a letter of credit, or otherwise (it being contemplated that Mortgagor may subsequently become indebted to Mortgagee),

Mortgagor has mortgaged, given, granted, bargained, sold, alienated, enfeoffed, conveyed, confirmed, warranted, pledged, assigned, and hypothecated and by these presents does hereby mortgage, give, grant, bargain, sell, alien, enfeoff, convey, confirm, warrant, pledge, assign and hypothecate unto Mortgagee, the real property described in Exhibit A attached hereto (the "Premises") and the buildings, structures, fixtures, additions, enlargements, extensions, modifications, repairs, replacements and improvements now or hereafter located thereon (the "Improvements");

TOGETHER WITH: all right, title, interest and estate of Mortgagor now owned, or hereafter acquired, in and to the following property, rights, interests and estates (the Premises, the Improvements together with the following property, rights, interests and estates being hereinafter described are collectively referred to herein as the "Mortgaged Property"):

(a) all easements, rights-of-way, strips and gores of land, streets, ways, alleys, passages, sewer rights, water, water courses, water rights and powers, air rights and development rights, and all estates, rights, titles, interests, privileges, liberties, tenements, hereditaments and appurtenances of any nature whatsoever, in any way belonging, relating or pertaining to the Premises and the Improvements and the reversion and reversions, remainder and remainders, and all land lying in the bed of any street, road or avenue, opened or proposed, in front of or adjoining the Premises, to the center line thereof and all the estates, rights, titles, interests, dower and rights of dower, curtesy and rights of curtesy, property, possession, claim and demand whatsoever, both at law and in equity, of Mortgagor of, in and to the Premises and the Improvements and every part and parcel thereof, with the appurtenances thereto;

(b) any and all contracts, subcontracts, and agreements, written or oral, between Mortgagor and any other party, and between parties other than Mortgagor, in any way relating to the construction of Improvements or the supplying of material (specially fabricated or otherwise), labor, supplies, or other services therefor (collectively called the "Construction Contracts");

(c) all of the right, title, and interest of Mortgagor in, to, and under any and all of the following (collectively called the "Contracts"): (i) contracts for the purchase and/or sale of all or any portion of the Mortgaged Property, whether such Contracts are now or at any time hereafter existing, including but without limitation, any and all earnest money or other deposits escrowed or to be escrowed or letters of credit provided or to be provided by the purchasers under the Contracts, including all amendments and supplements to and renewals and extensions of the Contracts at any time made, and together with all payments, earnings, income, and profits arising from sale of all or any portion of the Mortgaged Property or from the Contracts and all other sums due or to become due under and pursuant thereto and together with any and all earnest money, security, letters of credit or other deposits under any of the Contracts; (ii) contracts, licenses, permits, and rights relating to living unit equivalents for water, wastewater, and other utility services whether executed, granted, or issued by a private person or entity or a governmental or quasi-governmental agency, which are directly or indirectly related to, or connected with, the development of the Mortgaged Property, whether such contracts, licenses, and permits are now or at any time thereafter existing, including without limitation, any and all rights of living unit equivalents with respect to water, wastewater, and other utility services, certificates, licenses, zoning variances, permits, and no-action letters from each governmental authority required: (a) to evidence compliance by Mortgagor and all improvements constructed or to be constructed on the Mortgaged Property with all legal requirements applicable to the Mortgaged Property, (b) for the construction of any improvements on the Mortgaged Property (including, without limitation, the Construction Contracts), and (c) to develop and/or operate the Mortgaged Property as a commercial and/or residential project; (iii) any and all right, title, and interest Mortgagor may have in any financing arrangements relating to the financing of or the purchase of all or any portion of the Mortgaged Property by future purchasers; (iv) all plans, specifications, and drawings prepared for the Mortgaged Property, including all amendments and supplements to and renewals and extensions of such contracts at any time made, and together with all rebates, refunds or deposits, and all other sums due or to become due under and pursuant thereto and together with all powers, privileges, options, and other benefits of Mortgagor under such contracts; and (v) all other contracts which in any way relate to the design, use, enjoyment, occupancy, operation, maintenance, or ownership of the Mortgaged Property (save and except any and all leases, subleases, or other agreements pursuant to which Mortgagor is granted a possessory interest in the Mortgaged Property), including but not limited to engineers contracts, architects contracts, maintenance agreements and service contracts;

(d) all materials, supplies, equipment, systems, apparatus, and other items now owned or hereafter acquired by Mortgagor and now or hereafter attached to, installed in, or used in connection with (temporarily or permanently) any of the Mortgaged Property, which are now owned or hereafter acquired by Mortgagor and are now or hereafter attached to the Mortgaged Property, together with all accessions, appurtenances, replacements, betterments, and substitutions for any of the foregoing and the proceeds thereof;

(e) all leases, subleases and other agreements affecting the use, enjoyment or occupancy of the Mortgaged Property heretofore or hereafter entered into (including, without limitation, any and all security interests, contractual liens and security deposits) (the "Leases") and all income, rents, issues, profits and revenues (including all oil and gas or other mineral royalties and bonuses), proceeds payable under any policy of insurance covering loss of rents and all damages following any lease defaults from or with respect to the Mortgaged Property whether paid or accruing before or after the filing by or against Mortgagor of any petition for relief under 11 U.S.C. § 101 et seq. (the "Bankruptcy Code") (the "Rents")

and all proceeds from the sale or other disposition of the Leases and the right to receive and apply the Rents to the payment of the Debt;

(f) all substances in, on, or under the Mortgaged Property which are now, or may become in the future, intrinsically valuable, that is, valuable in themselves, and which now or may be in the future enjoyed through extraction or removal from the Mortgaged Property, including without limitation, oil, gas, and all other hydrocarbons, coal, lignite, carbon dioxide and all other nonhydrocarbon gases, uranium and all other radioactive substances, and gold, silver, copper, iron and all other metallic substances or ores, upon extraction or removal from the Mortgaged Property;

(g) all of the right, title, and interest of Mortgagor in and to the following: (i) any and all plans, specifications, shop drawings and other technical descriptions prepared for construction of the Improvements, and all supplements thereto and amendments and modifications thereof; (ii) building and construction materials and equipment, all machinery, furnishings, equipment, fixtures (including but not limited to all heating, air conditioning, plumbing, lighting, communications and elevator fixtures) and other property of every kind and nature (hereinafter collectively called the "Equipment"), whether tangible or intangible, whatsoever owned by Mortgagor, or in which Mortgagor has or shall have an interest, now or hereafter located upon the Mortgaged Property, or appurtenant thereto, and usable in connection with the present or future operation and occupancy of the Mortgaged Property and all building equipment, materials and supplies of any nature whatsoever owned by Mortgagor, or in which Mortgagor has or shall have an interest, now or hereafter located upon the Mortgaged Property, or appurtenant thereto, or usable in connection with the present or future operation, enjoyment and occupancy of the Mortgaged Property, including the proceeds of any sale or transfer of the foregoing, and the right, title and interest of Mortgagor in and to any of the Equipment which may be subject to any security interests, as defined in the Uniform Commercial Code, as adopted from time to time by the State of Indiana (the "Code"); (iii) any and all goods (including, but not limited to, crops, farm products, timber and timber to be cut, and extracted Minerals); (iv) general intangibles, money, proceeds, accounts, contract and subcontract rights, trademarks, tradenames, and inventory, including (but not limited to) all awards or payments (including interest thereon) which may heretofore and hereafter be made with respect to the Mortgaged Property (whether from the exercise of the right of eminent domain or condemnation [including but not limited to any transfer made in lieu of or in anticipation of the exercise of said rights], or for a change of grade, or for any other injury to or decrease in the value of the Mortgaged Property), and all proceeds of and any unearned premiums on any insurance policies covering the Mortgaged Property (including, without limitation, the right to receive and apply the proceeds of any insurance, judgments, or settlements made in lieu thereof, for damage to the Mortgaged Property) (hereinafter collectively called the "Intangibles"); (v) all refundable, returnable, or reimbursable fees, deposits or other funds or evidences of credit or indebtedness deposited by or on behalf of Mortgagor with any governmental agencies, boards, corporations, providers of utility services, public or private, including specifically, but without limitation, all refundable, returnable, or reimbursable tap fees, utility deposits, commitment fees and development costs, any awards, remunerations, reimbursements, settlements, or compensation heretofore made or hereafter to be made by any governmental authority pertaining to the Mortgaged Property, including but not limited to those for any vacation of, or change of grade in, any streets affecting the Mortgaged Property and those for municipal utility district or other utility costs incurred or deposits made in connection with the Mortgaged Property; (vi) the right, in the name and on behalf of Mortgagor, to appear in and defend any action or proceeding brought with respect to the Mortgaged Property and to commence any action or proceeding to protect the interest of Secured Party in the Mortgaged Property; and (vii) all other personal property of any kind or character as defined in and subject to the provisions of the Code; any and all of which are now owned or hereafter acquired by Mortgagor, and which are now or hereafter situated in, on, or about the Mortgaged Property, or used in or necessary to the complete and proper planning, design, development, construction, financing, use, occupancy, or operation thereof, or acquired (whether delivered to the Mortgaged Property or stored elsewhere) for use in or on the Mortgaged Property, together with all accessions, replacements, and substitutions thereto or therefor and the proceeds thereof;

(h) all refunds, rebates or credits in connection with a reduction in real estate taxes and assessments charged against the Mortgaged Property as a result of tax certiorari or any application or proceedings for reduction;

(i) all proceeds of the conversion, voluntary or involuntary, of any of the foregoing including, without limitation, proceeds of insurance and condemnation awards, into cash or liquidation claims;

(j) all rights of Mortgagor as developer or declarant (or otherwise), under any covenants, conditions and restrictions, condominium declarations or other planned unit development type documents affecting the Premises and

Improvements, or any other part of the Mortgaged Property, and all rights necessary to develop and sell any portion of the Mortgaged Property, including (but not limited to) water rights, sewer rights and the right to tap into public utilities or to create private utilities; and

(k) any and all proceeds and products of any of the foregoing and any and all other security and collateral of any nature whatsoever, now or hereafter given for the repayment of the Debt and the performance of Mortgagor's obligations under the Loan Documents including, without limitation, the Tax and Insurance Escrow Fund hereafter defined and all other escrows established with Mortgagee by Mortgagor.

TO HAVE AND TO HOLD the above granted and described Mortgaged Property unto and to the use and benefit of Mortgagee and its successors and assigns, forever;

WITHOUT THE NECESSITY OF any further act of Mortgagor or Mortgagee, the lien of and the security interest created by this Mortgage automatically will extend to and include (i) any and all renewals, replacements, substitutions, accessions, proceeds, products, additions or other acquired property for or to the Collateral, and (ii) any and all monies, proceeds and other property that from time to time, either by delivery to Mortgagor or by any instrument (including this Mortgage) may be subjected to such lien and security interest by Mortgagor or by any one on behalf of Mortgagor, or with the consent of Mortgagor which otherwise may come into the possession or otherwise be subjected to the control of Mortgagee pursuant to this Mortgage or the other Loan Documents.

PROVIDED, HOWEVER, Mortgagee shall release this Mortgage, at Mortgagor's expense, when (i) Mortgagor shall have paid the Debt in its entirety and performed each and every covenant hereof, and (ii) Mortgagor shall have fully performed its obligations under the Loan Documents, and until so released this Mortgage shall remain in full force and effect. No release of this Mortgage shall be valid unless executed by Mortgagee.

AND Mortgagor represents and warrants to and covenants and agrees with Mortgagee as follows:

1. Payment of Debt and Incorporation of Covenants, Conditions and Agreements. Mortgagor will pay the Debt at the time and in the manner provided in the Note and in this Mortgage. Mortgagor will duly and punctually perform all of the covenants, conditions and agreements contained in the Note, this Mortgage, the other Loan Documents all of which covenants, conditions and agreements are hereby made a part of this Mortgage to the same extent and with the same force as if fully set forth herein. As used in this Mortgage, "Debt" means, collectively, (i) the unpaid principal balance of and the accrued but unpaid interest on the Note, (ii) all other sums due, payable or reimbursable to Mortgagee under the Loan Documents (including, without limitation, sums due or payable to Mortgagee for deposit into the Tax and Insurance Escrow Fund [hereafter defined] and any other escrows established or required under the Loan Documents, if any), and (iii) any and all other liabilities and obligations of Mortgagor under the Note, this Mortgage, the other Loan Documents.

2. Warranty of Title. Mortgagor warrants that Mortgagor is the sole owner of and has good, legal, marketable and insurable fee simple title to the Mortgaged Property and has the full power, authority and right to execute, deliver and perform its obligations under this Mortgage and to encumber, mortgage, give, grant, bargain, sell, alienate, enfeoff, convey, confirm, pledge, assign and hypothecate the same and that Mortgagor possesses an unencumbered fee estate in the Premises and the Improvements and that it owns the Mortgaged Property free and clear of all liens, encumbrances and charges whatsoever except for those exceptions shown in the title insurance policy insuring the lien of this Mortgage and that this Mortgage is and will remain a valid and enforceable first lien on and security interest in the Mortgaged Property, subject only to said exceptions. Mortgagor shall forever warrant, defend and preserve such title and the validity and priority of the lien of this Mortgage and shall forever warrant and defend the same to Mortgagee against the claims of all persons whomsoever.

3. Insurance.

(a) Mortgagor, at its sole cost and expense, for the mutual benefit of Mortgagor and Mortgagee, shall obtain and maintain during the entire term of this Mortgage the insurance required as a condition precedent to the Initial Advance (as defined in the Loan Agreement) under the Loan Agreement, together with such other insurance as may from time to time be reasonably required by Mortgagee in order to protect its interests.

(b) [Intentionally deleted]

(c) Unless Mortgagor provides Mortgagee with evidence of the required insurance coverage Mortgagee may purchase insurance at Mortgagor's expense to protect our interests in Mortgagor's collateral. This insurance may, but need not, protect Mortgagor's interests. The coverage that Mortgagee purchase may not pay any claim that Mortgagor make or any claim that is made against Mortgagor in connection with the collateral. Mortgagor may later cancel any insurance purchased by Mortgagee, but only after providing Mortgagee with evidence that Mortgagor has obtained the required insurance. If Mortgagee purchases insurance for the collateral, Mortgagor will be responsible for the costs of that insurance, including interest and any other charges Mortgagee may incur either prior to or after the effective date of the cancellation or expiration of the insurance. The costs of that insurance may be added to Mortgagor total outstanding balance or obligation. The costs of the insurance may be more than the cost of insurance Mortgagor may be able to obtain on its own.

(d) In the event of the entry of a judgment of foreclosure, sale of the Mortgaged Property by non-judicial foreclosure sale, or delivery of a deed in lieu of foreclosure, Mortgagee hereby is authorized (without the consent of Mortgagor) to assign any and all Policies to the purchaser or transferee thereunder, or to take such other steps as Mortgagee may deem advisable to cause the interest of such transferee or purchaser to be protected by any of the Policies without credit or allowance to Mortgagor for prepaid premiums thereon.

(e) If the Mortgaged Property shall be damaged or destroyed, in whole or in part, by fire or other casualty, Mortgagor shall give prompt notice thereof to Mortgagee.

(i) In case of loss covered by Policies, Mortgagee may either (1) settle and adjust any claim without the consent of Mortgagor, or (2) allow Mortgagor to agree with the insurance company or companies on the amount to be paid upon the loss; provided, that Mortgagor may adjust losses aggregating not in excess of $100,000.00 if such adjustment is carried out in a competent and timely manner, and provided that in any case Mortgagee shall and is hereby authorized to collect and receipt for any such insurance proceeds; and the expenses incurred by Mortgagee in the adjustment and collection of insurance proceeds shall become part of the Debt and be secured hereby and shall be reimbursed by Mortgagor to Mortgagee upon demand (unless deducted by and reimbursed to Mortgagee from such proceeds).

(ii) In the event of any insured damage to or destruction of the Mortgaged Property or any part thereof (herein called an "Insured Casualty"), if (A) the loss is in an aggregate amount less than ten percent (10%) of the original principal balance of the Note, and (B) in the reasonable judgment of Mortgagee, within the earlier of the Completion Date (as defined in the Loan Agreement) or six (6) months after insurance proceeds are made available, the Mortgaged Property can be restored to an economic unit not less valuable (including an assessment of the impact of the termination of any Leases due to such Insured Casualty) and not less useful than the same was prior to the Insured Casualty, and after such restoration will adequately secure the outstanding balance of the Debt, and (C) no Event of Default (hereinafter defined) shall have occurred and be then continuing, then the proceeds of insurance shall be applied to reimburse Mortgagor for the cost of restoring, repairing, replacing or rebuilding the Mortgaged Property or part thereof subject to Insured Casualty, as provided for below; and Mortgagor hereby covenants and agrees forthwith to commence and diligently to prosecute such restoring, repairing, replacing or rebuilding; provided, however, in any event Mortgagor shall pay all costs (and if required by Mortgagee, Mortgagor shall deposit the total thereof with Mortgagee in advance) of such restoring, repairing, replacing or rebuilding in excess of the net proceeds of insurance made available pursuant to the terms hereof.

(iii) Except as provided above, the proceeds of insurance collected upon any Insured Casualty shall, at the option of Mortgagee in its sole discretion, be applied to the payment of the Debt or applied to reimburse Mortgagor for the cost of restoring, repairing, replacing or rebuilding the Mortgaged Property or part thereof subject to the Insured Casualty, in the manner set forth below. Any such

application to the Debt shall not reduce or postpone any payments otherwise required pursuant to the Note, other than the final payment on the Note.

(iv) In the event that proceeds of insurance, if any, shall be made available to Mortgagor for the restoring, repairing, replacing or rebuilding of the Mortgaged Property, Mortgagor hereby covenants to restore, repair, replace or rebuild the same to be of at least equal value and of substantially the same character as prior to such damage or destruction, all to be effected in accordance with applicable law and plans and specifications approved in advance by Mortgagee.

(v) In the event Mortgagor is entitled to reimbursement out of insurance proceeds held by Mortgagee, such proceeds shall be disbursed from time to time upon Mortgagee being furnished with (1) evidence satisfactory to it (which evidence may include inspection[s] of the work performed) that the restoration, repair, replacement and rebuilding covered by the disbursement has been completed in accordance with plans and specifications approved by Mortgagee, (2) evidence satisfactory to it of the estimated cost of completion of the restoration, repair, replacement and rebuilding, (3) funds, or, at Mortgagee's option, assurances satisfactory to Mortgagee that such funds are available, sufficient in addition to the proceeds of insurance to complete the proposed restoration, repair, replacement and rebuilding, and (4) such architect's certificates, waivers of lien, contractor's sworn statements, title insurance endorsements, bonds, plats of survey and such other evidences of cost, payment and performance as Mortgagee may reasonably require and approve; and Mortgagee may, in any event, require that all plans and specifications for such restoration, repair, replacement and rebuilding be submitted to and approved by Mortgagee prior to commencement of work. With respect to disbursements to be made by Mortgagee: (A) no payment made prior to the final completion of the restoration, repair, replacement and rebuilding shall exceed ninety percent (90%) of the value of the work performed from time to time; (B) funds other than proceeds of insurance shall be disbursed prior to disbursement of such proceeds; and (C) at all times, the undisbursed balance of such proceeds remaining in the hands of Mortgagee, together with funds deposited for that purpose or irrevocably committed to the satisfaction of Mortgagee by or on behalf of Mortgagor for that purpose, shall be at least sufficient in the reasonable judgment of Mortgagee to pay for the cost of completion of the restoration, repair, replacement or rebuilding, free and clear of all liens or claims for lien and the costs described in subsection 3(e)(vi) below. Any surplus which may remain out of insurance proceeds held by Mortgagee after payment of such costs of restoration, repair, replacement or rebuilding shall be paid to any party entitled thereto. In no event shall Mortgagee assume any duty or obligation for the adequacy, form or content of any such plans and specifications, nor for the performance, quality or workmanship of any restoration, repair, replacement and rebuilding.

(vi) Notwithstanding anything to the contrary contained herein, the proceeds of insurance reimbursed to Mortgagor in accordance with the terms and provisions of this Mortgage shall be reduced by the reasonable costs (if any) incurred by Mortgagee in the adjustment and collection thereof and in the reasonable costs incurred by Mortgagee of paying out such proceeds (including, without limitation, reasonable attorneys' fees and costs paid to third parties for inspecting the restoration, repair, replacement and rebuilding and reviewing the plans and specifications therefor).

4. Payment of Other Charges. Mortgagor shall pay all general and special taxes, and other governmental impositions, assessments, water charges and sewer charges, ground rents, maintenance charges, and other charges (collectively the "Taxes"), including without limitation vault charges and license fees for the use of vaults, chutes and similar areas adjoining the Premises, now or hereafter levied or assessed or imposed against the Mortgaged Property or any part thereof (the "Other Charges") as the same become due and payable. Mortgagor will deliver to Mortgagee evidence satisfactory to Mortgagee that the Taxes and the Other Charges have been so paid or are not then delinquent no later than thirty (30) days following the date on which the Taxes and/or the Other Charges would otherwise be delinquent if not paid. Mortgagor shall not suffer and shall promptly cause to be paid and discharged any lien or charge whatsoever which may be or become a lien or charge against the Mortgaged Property, and shall promptly pay for all utility services provided to the Mortgaged Property.

5. Tax and Insurance Escrow Fund. If initially or subsequently required by Mortgagee, Mortgagor shall make an initial deposit to the Tax and Insurance Escrow Fund (hereinafter defined) of an amount which, when added to the monthly amounts to be deposited as specified below, will be sufficient in the estimation of Mortgagee to satisfy the next due taxes, assessments, insurance premiums and other similar charges. Mortgagor shall pay to Mortgagee on the first day of each calendar month (a) one-twelfth of an amount which would be sufficient to pay all the Taxes payable, or estimated by Mortgagee to be payable, during the next ensuing twelve (12) months, and (b) one-twelfth of an amount which would be sufficient to pay the Insurance Premiums due for the renewal of the coverage afforded by the Policies upon the expiration thereof (said amounts in subsections [a] and [b] above hereinafter called the "Tax and Insurance Escrow Fund"). Mortgagee may, in its sole discretion, retain a third-party tax consultant to obtain tax certificates or other evidence or estimates of tax due or to become due or to verify the payment of taxes and Mortgagor will promptly reimburse Mortgagee for the reasonable cost of retaining any such third-parties or obtaining such certificates. Any unpaid reimbursements for the aforesaid shall be added to the Debt. The Tax and Insurance Escrow Fund and the payments of interest or principal or both, payable pursuant to the Note, shall be added together and shall be paid as an aggregate sum by Mortgagor to Mortgagee. Mortgagor hereby pledges (and grants a lien and security interest) to Mortgagee any and all monies now or hereafter deposited in the Tax and Insurance Escrow Fund as additional security for the payment of the Debt. Mortgagee will apply the Tax and Insurance Escrow Fund to payments of Taxes and Insurance Premiums required to be made by Mortgagor pursuant to Sections 3 and 4 hereof. If the amount of the Tax and Insurance Escrow Fund shall exceed the amounts due for Taxes and Insurance Premiums pursuant to Sections 3 and 4 hereof, Mortgagee shall, in its discretion, return any excess to Mortgagor or credit such excess against future payments to be made to the Tax and Insurance Escrow Fund. In allocating such excess, Mortgagee may deal with the person shown on the records of Mortgagee to be the owner of the Mortgaged Property. If the Tax and Insurance Escrow Fund is not sufficient to pay the items set forth in subsections (a) and (b) above, Mortgagor shall promptly pay to Mortgagee, upon demand, an amount which Mortgagee shall estimate as sufficient to make up the deficiency. Upon the occurrence of an Event of Default, Mortgagee shall be entitled to exercise both the rights of setoff and banker's lien, if applicable, against the interest of Mortgagor in the Tax and Insurance Escrow Fund to the full extent of the outstanding balance of the Debt, application of any such sums to the Debt to be in any order in its sole discretion. Until expended or applied as above provided, any amounts in the Tax and Insurance Escrow Fund shall constitute additional security for the Debt. The Tax and Insurance Escrow Fund shall not constitute a trust fund and may be commingled with other monies held by Mortgagee. Unless otherwise required by applicable law, no earnings or interest on the Tax and Insurance Escrow Fund shall be payable to Mortgagor even if Mortgagee or its servicer is paid a fee and/or receives interest or other income in connection with the deposit or placement of such fund (in which event such income shall be reported under Mortgagee's or its servicer's tax identification number, as applicable). Upon payment of the Debt and performance by Mortgagor of all its obligations under this Mortgage and the other Loan Documents, any amounts remaining in the Tax and Insurance Escrow Fund shall be refunded to Mortgagor.

6. [Intentionally Deleted].

7. Condemnation. Mortgagor shall promptly give Mortgagee written notice of the actual or threatened commencement of any condemnation or eminent domain proceeding and shall deliver to Mortgagee copies of any and all papers served in connection with such proceedings. Mortgagee is hereby irrevocably appointed as Mortgagor's attorney-in-fact, coupled with an interest, with exclusive power to collect, receive and retain any award or payment for said condemnation or eminent domain and to make any compromise or settlement in connection with such proceeding, subject to the provisions of this Mortgage. Notwithstanding any taking by any public or quasi-public authority through eminent domain or otherwise (including but not limited to any transfer made in lieu of or in anticipation of the exercise of such taking), Mortgagor shall continue to pay the Debt at the time and in the manner provided for its payment in the Note, in this Mortgage and the other Loan Documents and the Debt shall not be reduced until any award or payment therefor shall have been actually received after expenses of collection and applied by Mortgagee to the discharge of the Debt. Mortgagee shall not be limited to the interest paid on the award by the condemning authority but shall be entitled to receive out of the award interest at the rate or rates provided in the Note. Mortgagor shall cause the award or payment made in any condemnation or eminent domain proceeding, which is payable to Mortgagor, to be paid directly to Mortgagee. Mortgagee may apply any such award or payment to the reduction or discharge of the Debt whether or not then due and payable (such application to be without the prepayment consideration provided in the Note, except that if an Event of Default, or an event which with notice and/or the passage of time, or both, would constitute an Event of Default, has occurred, then such application shall be subject to the full prepayment consideration computed in accordance with the Note, if applicable). If the Mortgaged Property is sold, through foreclosure or otherwise, prior to the receipt by Mortgagee of such award or payment, Mortgagee

shall have the right, whether or not a deficiency judgment on the Note shall have been sought, recovered or denied, to receive said award or payment, or a portion thereof sufficient to pay the Debt.

8. Representations Concerning Loan. Mortgagor represents, warrants and covenants as follows:

(a) Neither Mortgagor nor any guarantor of the Debt or any part thereof (a "Guarantor") has any defense to the payment in full of the Debt that arises from applicable local, state or federal laws, regulations or other requirements. None of the Loan Documents are subject to any right of rescission, set-off, abatement, diminution, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of any such Loan Documents, or the exercise of any right thereunder, render any Loan Documents unenforceable, in whole or in part, or subject to any right of rescission, set-off, abatement, diminution, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, abatement, diminution, counterclaim or defense has been, or will be, asserted with respect thereto.

(b) There are no proceedings pending or threatened for the partial or total condemnation of the Mortgaged Property.

(c) There is no action, suit or proceeding, judicial administrative or otherwise pending or, to the best of Mortgagor's knowledge threatened or contemplated against Mortgagor, or Guarantor or against or affecting the Mortgaged Property that (i) has not been disclosed to Mortgagee and has a material, adverse effect on the Mortgaged Property or Mortgagor's and Guarantor's ability to perform their obligations under any Loan Document or (ii) is not adequately covered by insurance, each as determined by Mortgagee in its sole and absolute discretion.

(d) The Mortgaged Property is not subject to any Leases (except as expressly consented to in writing by Mortgagee) or operating agreements and no person has any possessory interest in the Mortgaged Property or right to occupy the same (except as expressly consented to in writing by Mortgagee).

(e) All financial data, including, without limitation, statements of cash flow and income and operating expenses, delivered to Mortgagee by, or on behalf of Mortgagor are (i) true and correct in all material respects; (ii) accurately represent the financial condition of Mortgagor or the Mortgaged Property as of the date thereof in all material respects; and (iii) to the extent reviewed by an independent certified public accounting firm, have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods covered.

(f) The survey of the Mortgaged Property delivered to Mortgagee in connection with this Mortgage, has been performed by a duly licensed surveyor or registered professional engineer in the jurisdiction in which the Mortgaged Property is situated, and to the best of Mortgagor's knowledge, does not fail to reflect any material matter affecting the Mortgaged Property or the title thereto.

(g) The Loan evidenced by the Loan Documents complies with, or is exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury and any and all other requirements of any federal, state or local law.

(h) [Intentionally deleted].

(i) The Mortgaged Property is (or shall be) served by public utilities and services in the surrounding community, including police and fire protection, public transportation, refuse removal, public education, and enforcement of safety codes which are adequate in relation to the premises and location on which the Mortgaged Property is located.

(j) The Mortgaged Property is (or shall be) serviced by public water and sewer systems which are adequate in relation to the premises and location on which the Mortgaged Property is located.

(k) [Intentionally deleted].

(l) The Mortgaged Property is a contiguous parcel and a separate tax parcel, and there are no delinquent Taxes or other outstanding charges adversely affecting the Mortgaged Property.

(m) The Mortgaged Property is not relied upon by, and does not rely upon, any building or improvement not part of the Mortgaged Property to fulfill any zoning, building code or other governmental or municipal requirement for structural support or the furnishing of any essential building systems or utilities, except to the extent of any valid and existing reciprocal easement agreements shown in the title insurance policy insuring the lien of this Mortgage.

(n) No action, omission, misrepresentation, negligence, fraud or similar occurrence has taken place on the part of any person that would reasonably be expected to result in the failure or impairment of full and timely coverage under any insurance policies providing coverage for the Mortgaged Property.

(o) There are no defaults by Mortgagor beyond any applicable grace period under any contract or agreement (other than this Mortgage and the other Loan Documents) that binds Mortgagor and/or the Mortgaged Property, including any management, service, supply, security, maintenance or similar contracts; and Mortgagor has no knowledge of any such default for which notice has not yet been given; and no such agreement is in effect with respect to the Mortgaged Property that is not capable of being terminated by Mortgagor on less than thirty (30) days notice except as previously disclosed to Mortgagee by a delivery of a copy of all such agreements.

(p) [Intentionally deleted].

(q) [Intentionally deleted].

9. Maintenance of Mortgaged Property. Mortgagor shall cause the Mortgaged Property to be operated and maintained in a good and safe condition and repair and in keeping with the condition and repair of properties of a similar use, value, age, nature and construction. Mortgagor shall not use, maintain or operate the Mortgaged Property in any manner which constitutes a public or private nuisance or which makes void, voidable, or cancelable, or increases the premium of, any insurance then in force with respect thereto. Except as contemplated in the Plans and Specifications (as defined in the Loan Agreement) and the Loan Documents, the Improvements and the Equipment shall not be removed, demolished or materially altered (except for normal replacement of the Equipment) without the consent of Mortgagee. Mortgagor shall promptly comply with all laws, orders and ordinances affecting the Mortgaged Property, or the use thereof. Mortgagor shall promptly repair, replace or rebuild any part of the Mortgaged Property which may be destroyed by any casualty, or become damaged, worn or dilapidated or which may be affected by any proceeding of the character referred to in Section 7 hereof and shall complete and pay for any structure at any time in the process of construction or repair on the Premises.

10. Use of Mortgaged Property. Without Mortgagee's prior written consent, Mortgagor shall not initiate, join in, acquiesce in, or consent to any change in any private restrictive covenant, zoning law or other public or private restriction, limiting or defining the uses which may be made of the Mortgaged Property or any part thereof, nor shall Mortgagor initiate, join in, acquiesce in, or consent to any zoning change or zoning matter affecting the Mortgaged Property. If under applicable zoning provisions the use of all or any portion of the Mortgaged Property is or shall become a nonconforming use, Mortgagor will not cause or permit such nonconforming use to be discontinued or abandoned without the express written consent of Mortgagee. Mortgagor shall not permit or suffer to occur any waste on or to the Mortgaged Property or to any portion thereof and shall not take any steps whatsoever to convert the Mortgaged Property, or any portion thereof, to a condominium or cooperative form of management without Mortgagee's prior written consent. Mortgagor will not install or permit to be installed on the Premises any underground storage tank or above-ground storage tank without the written consent of Mortgagee.

11. Transfer or Encumbrance of the Mortgaged Property. Subject to the provisions of Section 59 hereof regarding permitted sales of Lots (as defined in the Loan Agreement) and payment of Partial Release Prices (as defined in the Loan Agreement):

(a) Mortgagor acknowledges that Mortgagee has examined and relied on the creditworthiness and experience of Mortgagor in developing, constructing, owning and operating properties such as the Mortgaged Property in agreeing to make the loan secured hereby, and that Mortgagee will continue to rely on Mortgagor's ownership of the Mortgaged Property as a means of maintaining the value of the Mortgaged Property as security for repayment of the Debt. Mortgagor acknowledges that Mortgagee has a valid interest in maintaining the value of the Mortgaged Property so as to ensure that, should Mortgagor default in the repayment of the Debt, Mortgagee can recover the Debt by a sale of the Mortgaged Property. Mortgagor shall not, without the prior written consent of Mortgagee, sell, convey, lease, alienate, mortgage, encumber, pledge or otherwise transfer the Mortgaged Property or any part thereof, or permit the Mortgaged Property or any part thereof to be sold, conveyed, leased, alienated, mortgaged, encumbered, pledged or otherwise transferred; provided, however, Mortgagee may, in its sole discretion, give such written consent (but shall have no obligation to do so) to any such sale, conveyance, lease, alienation, mortgage, encumbrance, pledge or other transfer, and any such consent may be conditioned upon the satisfaction of such conditions precedent as Mortgagee may require; provided, further, in no event shall this Section 11 include nor prohibit a Lease.

(b) [Intentionally deleted].

(c) [Intentionally deleted].

(d) Mortgagee may predicate its decision to grant or withhold consent to any subsequent sale, conveyance, lease, alienation, mortgage, encumbrance, pledge or other transfer upon the satisfaction (in the sole determination of Mortgagee) with such conditions as may be imposed by Mortgagee, which may include, but shall not be limited to, the following matters: (i) the delivery to Mortgagee of an endorsement (at Mortgagor's sole cost and expense) to the mortgagee policy of title insurance then insuring the lien created by this Mortgage in a form and substance acceptable to Mortgagee, in its sole judgment; (ii) the grantee's integrity, reputation, character, creditworthiness and development ability being satisfactory to Mortgagee, in its sole judgment; (iii) the grantee executing (prior to such sale or transfer) a written assumption agreement containing such terms as Mortgagee may require; (iv) an adjustment to the term of the Note, a principal pay down on the Note or an increase in the rate of interest payable on the Note; (v) payment by Mortgagor of a transfer and assumption fee not to exceed one percent (1%) of the then unpaid principal balance of the Note; and (vi) payment by Mortgagor of the expenses described in subsection 11(f) below; Mortgagee shall not be required to demonstrate any actual impairment of its security or any increased risk of default hereunder in order to declare the Debt immediately due and payable upon any sale, conveyance, lease, alienation, mortgage, encumbrance, pledge or transfer by Mortgagor of the Mortgaged Property without Mortgagee's consent.

(e) Mortgagee's consent to any one sale, conveyance, lease, alienation, mortgage, encumbrance, pledge or transfer of the Mortgaged Property shall not be deemed to be a waiver of Mortgagee's right to require such consent to any future occurrence of same. Any sale, conveyance, alienation, mortgage, encumbrance, pledge or transfer of the Mortgaged Property made in contravention of this Section 11 shall be null and void and of no force and effect.

(f) Mortgagor agrees to bear and shall pay or reimburse Mortgagee on demand for all reasonable expenses (including, without limitation, all recording costs, taxes, reasonable attorney's fees and disbursements and title search costs) incurred by Mortgagee in connection with the review, approval and documentation of any such sale, conveyance, alienation, mortgage, encumbrance, pledge or transfer.

(g) [Intentionally deleted].

(h) <u>Restrictions on Transfer</u>. In addition to the restrictions set forth above, Mortgagor, without the prior written consent of Mortgagee, shall not effect, suffer or permit any Prohibited Transfer (as defined herein). Any conveyance, sale, assignment, transfer, lien, pledge, mortgage, security interest or other encumbrance or

alienation (or any agreement to do any of the foregoing) of any of the following properties or interests shall constitute a "Prohibited Transfer":

(i) Any shares of capital stock of a corporate Mortgagor, a corporation which is a general partner or managing member/manager in a partnership or limited liability company Mortgagor, or a corporation which is the owner of substantially all of the capital stock of any corporation described in this subparagraph;

(ii) All or any part of the managing member or manager interest, as the case may be, in a limited liability company Mortgagor or a limited liability company which is a general partner of a partnership Mortgagor;

(iii) All or any part of the general partner or joint venture interest, as the case may be, of a partnership Mortgagor or a partnership which is a manager of a limited liability company Mortgagor or the conversion of a partnership Mortgagor to a corporation or limited liability company; or

If there shall be any change in control (by way of transfers of stock, partnership or member interests or otherwise) in any partner, member, manager or shareholder, as applicable, which directly or indirectly controls the day to day operations and management of Mortgagor or Entity Guarantor (as defined in the Loan Agreement) and/or owns a controlling interest in Mortgagor or Entity Guarantor, or if Jeffrey Pelock shall die or no longer own all of the ownership interests in Mortgagor or its general partner or managing member/manager, as applicable, or Guarantor;

in each case whether any such conveyance, sale, assignment, transfer, lien, pledge, mortgage, security interest, encumbrance or alienation is effected directly, indirectly (including the nominee agreement), voluntarily or involuntarily, by operation of law or otherwise; provided, however, that the foregoing provisions of this Paragraph 11 shall not apply (i) to liens securing the Debt, or (ii) to the lien of current taxes and assessments not in default.

12. Intentionally Deleted.

13. Estoppel Certificates and No Default Affidavits.

(a) After request by Mortgagee, Mortgagor shall within ten (10) days furnish Mortgagee with a statement, duly acknowledged and certified, setting forth (i) the amount of the original principal amount of the Note, (ii) the unpaid principal amount of the Note, (iii) the rate of interest of the Note, (iv) the date installments of interest and/or principal were last paid, (v) any offsets or defenses to the payment of the Debt, if any, and (vi) that the Note, this Mortgage and the other Loan Documents are valid, legal and binding obligations and have not been modified or if modified, giving particulars of such modification.

(b) After request by Mortgagee, Mortgagor shall within ten (10) days furnish Mortgagee with a certificate reaffirming all representations and warranties of Mortgagor set forth herein and in the other Loan Documents as of the date requested by Mortgagee or, to the extent of any changes to any such representations and warranties, so stating such changes.

(c) If the Mortgaged Property includes commercial property, Mortgagor shall deliver to Mortgagee upon request, tenant estoppel certificates from each commercial tenant at the Mortgaged Property in form and substance reasonably satisfactory to Mortgagee provided that Mortgagor shall not be required to deliver such certificates more frequently than two (2) times in any calendar year.

14. Changes in the Laws Regarding Taxation. If any law is amended, enacted or adopted after the date of this Mortgage which deducts the Debt from the value of the Mortgaged Property for the purpose of taxation or which imposes a tax, either directly or indirectly, on the Debt or Mortgagee's interest in the Mortgaged Property, Mortgagor will pay such tax, with interest and penalties thereon, if any. In the event Mortgagee is advised by counsel chosen by it that the payment of

such tax or interest and penalties by Mortgagor would be unlawful or taxable to Mortgagee or unenforceable or provide the basis for a defense of usury, then in any such event, Mortgagee shall have the option, by written notice of not less than forty-five (45) days, to declare the Debt immediately due and payable.

15. No Credits on Account of the Debt. Mortgagor will not claim or demand or be entitled to any credit or credits on account of the Debt for any part of the Taxes or Other Charges assessed against the Mortgaged Property, or any part thereof, and no deduction shall otherwise be made or claimed from the assessed value of the Mortgaged Property, or any part thereof, for real estate tax purposes by reason of this Mortgage or the Debt. In the event such claim, credit or deduction shall be required by law, Mortgagee shall have the option, by written notice of not less than ninety (90) days, to declare the Debt immediately due and payable.

16. Documentary Stamps. If at any time the United States of America, any State thereof or any subdivision of any such State shall require revenue or other stamps to be affixed to the Note or this Mortgage, or impose any other tax or charge on the same, Mortgagor will pay for the same, with interest and penalties thereon, if any.

17. Controlling Agreement. It is expressly stipulated and agreed to be the intent of Mortgagor and Mortgagee at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits Mortgagee to contract for, charge, take, reserve, or receive a greater amount of interest than under state law) and that this section shall control every other covenant and agreement in this Mortgage and the other Loan Documents. If the applicable law (state or federal) is ever judicially interpreted so as to render usurious any amount called for under the Note or under any of the other Loan Documents, or contracted for, charged, taken, reserved, or received with respect to the Debt, or if Mortgagee's exercise of the option to accelerate the maturity of the Note, or if any prepayment by Mortgagor results in Mortgagor having paid any interest in excess of that permitted by applicable law, then it is Mortgagor's, and Mortgagee's express intent that all excess amounts theretofore collected by Mortgagee shall be credited on the principal balance of the Note and all other Debt (or, if the Note and all other Debt have been or would thereby be paid in full, refunded to Mortgagor), and the provisions of the Note and the other Loan Documents immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder or thereunder. All sums paid or agreed to be paid to Mortgagee for the use, forbearance, or detention of the Debt shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Debt until payment in full so that the rate or amount of interest on account of the Debt does not exceed the maximum rate permitted under applicable law from time to time in effect and applicable to the Debt for so long as the Debt is outstanding. Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, it is not the intention of Mortgagee to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

18. Books and Records. Mortgagor will keep accurate books and records in accordance with sound accounting principles in which full, true and correct entries shall be promptly made with respect to the Mortgaged Property and the operation thereof, and will permit all such books and records (including without limitation all contracts, statements, invoices, bills and claims for labor, materials and services supplied for the construction, repair or operation of the Improvements) to be inspected or audited and copies made by Mortgagee and its representatives during normal business hours and at any other reasonable times. Mortgagor represents that (i) its chief executive office and exact legal name is as set forth in the introductory paragraph of this Mortgage; (ii) Mortgagor's state of formation is the State of Indiana; (iii) Mortgagor's organizational identification number is ____________; and (iv) all books and records pertaining to the Mortgaged Property are maintained at its chief executive office. Mortgagor represents and warrants that Mortgagor will furnish, or cause to be furnished, to Mortgagee on or before twenty-five (25) days after each calendar month the following items, each certified by Mortgagor as being true and correct, in such format and in such detail as Mortgagee or its servicer may request: (a) an inventory report dated as of the last day of such month; and (b) financial statements prepared for such month and year to date. Mortgagor will furnish, or cause to be furnished, to Mortgagee on or before forty-five (45) days after March 31, June 30, September 30 and December 31 of each calendar year the following items, each certified by Mortgagor as being true and correct, in such format and in such detail as Mortgagee or its servicer may request: (a) an inventory report of each such calendar quarter; (b) quarterly and year to date financial statements prepared for each calendar quarter during each such reporting period; and (c) such other reports and statements as Mortgagee reasonably may require from time to time. Within sixty (60) days following the end of each calendar year, Mortgagor shall furnish a statement of the

financial affairs and condition of Mortgagor and Guarantor (in such detail as Mortgagee or its servicer may request) and setting forth the financial condition and the income expenses and for the immediately preceding calendar year and prepared by an independent certified public accountant. Mortgagor shall deliver to Mortgagee copies of all income tax returns, requests for extension and other similar items contemporaneously with its delivery of same to the Internal Revenue Service filed by or on behalf of Mortgagor or Guarantor. Such financial statements shall also include a calculation of Minimum Net Worth and Maximum Debt to Equity Ratios as required by the Loan Agreement. At any time and from time to time Mortgagor shall deliver to Mortgagee or its agents such other financial data as Mortgagor prepares for its own use and which Mortgagee or its agents shall request with respect to the development, ownership, maintenance, use and operation of the Mortgaged Property, including, but not limited to, an inventory sales report. Mortgagor will permit representatives appointed by Mortgagee, including independent accountants, agents, attorneys, appraisers and any other persons, to visit and inspect during its normal business hours and at any other reasonable times any of the Mortgaged Property and to make photographs thereof, and to write down and record any information such representatives obtain, and shall permit Mortgagee or its representatives to investigate and verify the accuracy of the information furnished to Mortgagee under or in connection with this Mortgage or any of the other Loan Documents and to discuss all such matters with its officers, employees and representatives. Mortgagor will furnish to Mortgagee at Mortgagor's expense all evidence which Mortgagee may from time to time reasonably request as to the accuracy and validity of or compliance with all representations and warranties made by Mortgagor in the Loan Documents and satisfaction of all conditions contained therein. Any inspection or audit of the Mortgaged Property or the books and records of Mortgagor, or the procuring of documents and financial and other information, by or on behalf of Mortgagee, shall be for Mortgagee's protection only, and shall not constitute any assumption of responsibility or liability by Mortgagee to Mortgagor or anyone else with regard to the development, condition, construction, maintenance or operation of the Mortgaged Property, nor Mortgagee's approval of any certification given to Mortgagee nor relieve Mortgagor of any of Mortgagor's obligations.

19. Performance of Other Agreements. Mortgagor shall observe and perform each and every term to be observed or performed by Mortgagor pursuant to the terms of any agreement or recorded instrument affecting or pertaining to the Mortgaged Property.

20. Further Acts, etc.

(a) Mortgagor will, at the cost of Mortgagor, and without expense to Mortgagee, do, execute, acknowledge and deliver all and every such further acts, deeds, conveyances, mortgages, assignments, notices of assignment, Code financing statements or continuation statements, transfers and assurances as Mortgagee shall, from time to time, require, for the better assuring, conveying, assigning, transferring, and confirming unto Mortgagee the property and rights hereby mortgaged, given, granted, bargained, sold, alienated, enfeoffed, conveyed, confirmed, pledged, assigned and hypothecated or intended now or hereafter so to be, or which Mortgagor may be or may hereafter become bound to convey or assign to Mortgagee, or for carrying out the intention or facilitating the performance of the terms of this Mortgage or for filing, registering or recording this Mortgage. Mortgagor, on demand, will execute and deliver and hereby authorizes Mortgagee to execute in the name of Mortgagor or without the signature of Mortgagor to the extent Mortgagee may lawfully do so, one or more financing statements, chattel mortgages or other instruments, to evidence more effectively the security interest of Mortgagee in the Mortgaged Property. Mortgagor grants to Mortgagee an irrevocable power of attorney coupled with an interest for the purpose of exercising and perfecting any and all rights and remedies available to Mortgagee at law and in equity, including without limitation such rights and remedies available to Mortgagee pursuant to this subsection.

(b) Mortgagee (and its mortgage servicer and their respective assigns) shall have the right to disclose in confidence such financial information regarding Mortgagor, Guarantor or the Mortgaged Property as may be necessary (i) to complete any sale or attempted sale of the Note or participations in the loan (or any transfer of the mortgage servicing thereof) evidenced by the Note and the Loan Documents, (ii) to service the Note, or (iii) to furnish information concerning the payment status of the Note to the holder or beneficial owner thereof, including, without limitation, all Loan Documents, financial statements, projections, internal memoranda, audits, reports, payment history, appraisals and any and all other information and documentation in the Mortgagee's files (and such servicer's files) relating to Mortgagor, any Guarantor and the Mortgaged Property. This authorization shall be irrevocable in favor of Mortgagee (and its mortgage servicer and their respective assigns), and Mortgagor and

Guarantor waive any claims that they may have against Mortgagee, its mortgage servicer and their respective assigns or the party receiving information from Mortgagee pursuant hereto regarding disclosure of information in such files and further waive any alleged damages which they may suffer as a result of such disclosure.

(c) Mortgagor acknowledges that Mortgagee may sell the Loan evidenced by the Note and the Loan Documents or a participation interest therein to a party who may pool the Loan with a number of other loans and to have the holder of such loans (most likely a special purpose REMIC) issue one or more classes of Mortgage Backed Pass-Through Certificates (the "Certificates"), which may be rated by one or more national rating agencies. Mortgagee (and its mortgage servicer and their respective assigns) shall be permitted to share any of the information referred to in subsection (b) above, whether obtained before or after the date of the Note, with the holders or potential holders of the Certificates, investment banking firms, rating agencies, accounting firms, custodians, successor mortgage servicers, law firms and other third-party advisory firms involved with the Loan evidenced by the Note and the Loan Documents or the Certificates. It is understood that the information provided by Mortgagor to Mortgagee (or its mortgage servicer and their respective assigns) or otherwise received by Mortgagee (or its mortgage servicer and their respective assigns) in connection with the Loan evidenced by the Loan Documents may ultimately be incorporated into the offering documents for the Certificates and thus various prospective investors may also see some or all of the information. Mortgagee (and its mortgage servicer and their respective assigns) and all of the aforesaid third-party advisors and professional firms shall be entitled to rely on the information supplied by, or on behalf of, Mortgagor.

21. Recording of Mortgage, etc. Upon the execution and delivery of this Mortgage and thereafter, from time to time, Mortgagor will cause this Mortgage, and any security instrument creating a lien or security interest or evidencing the lien hereof upon the Mortgaged Property and each instrument of further assurance to be filed, registered or recorded in such manner and in such places as may be required by any present or future law in order to publish notice of and fully to protect the lien or security interest hereof upon, and the interest of Mortgagee in, the Mortgaged Property. Mortgagor will pay all filing, registration or recording fees, and all expenses incident to the preparation, execution and acknowledgment of this Mortgage, any mortgage supplemental hereto, any security instrument with respect to the Mortgaged Property and any instrument of further assurance, and all federal, state, county and municipal, taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage, any mortgage supplemental hereto, any security instrument with respect to the Mortgaged Property or any instrument of further assurance, except where prohibited by law so to do. Mortgagor shall hold harmless and indemnify Mortgagee, its successors and assigns, against any liability incurred by reason of the imposition of any tax on the making and recording of this Mortgage.

22. Reporting Requirements. Mortgagor agrees to give prompt notice to Mortgagee of the insolvency or bankruptcy filing of Mortgagor or the death, insolvency or bankruptcy filing of any Guarantor.

23. Events of Default. The term "Event of Default" as used herein shall mean the occurrence or happening, at any time and from time to time, of any one or more of the following:

(a) if any portion of the Debt is not paid within ten (10) days from the date when the same is due;

(b) if the Policies are not kept in full force and effect, or if the Policies are not delivered to Mortgagee upon request;

(c) if Mortgagor fails to timely provide any monthly, quarterly or annual financial or accounting report;

(d) if Mortgagor sells, conveys, leases, alienates, mortgages, encumbers, pledges or otherwise transfers any portion of the Mortgaged Property or permits the Mortgaged Property or any part thereof to be sold, conveyed, leased, alienated, mortgaged, encumbered, levied, pledged or otherwise transferred (other than in connection with the sale of a Lot for which a Partial Release Price has been paid as provided for in Section 59 hereof) without Mortgagee's prior written consent;

(e) if any representation or warranty of Mortgagor, or of any Guarantor, made herein, in any Loan

Document, any guaranty, or in any certificate, report, financial statement or other instrument or document furnished to Mortgagee shall have been false or misleading in any material respect when made;

(f) if Mortgagor or any Guarantor shall make an assignment for the benefit of creditors or if Mortgagor or any Guarantor shall admit in writing its inability to pay, or Mortgagor's or any Guarantor's failure to pay, debts generally as the debts become due;

(g) if a receiver, liquidator or trustee of Mortgagor or of any Guarantor shall be appointed or if Mortgagor or any Guarantor shall be adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by or against, consented to, or acquiesced in by, Mortgagor or any Guarantor or if Mortgagor or any Guarantor shall admit in writing its insolvency or bankruptcy or if any proceeding for the dissolution or liquidation of Mortgagor or of any Guarantor shall be instituted; however, if such appointment, adjudication, petition or proceeding was involuntary and not consented to by Mortgagor or such Guarantor, upon the same not being discharged, stayed or dismissed within sixty (60) days;

(h) subject to Mortgagor's right to contest as provided herein, if the Mortgaged Property becomes subject to any mechanic's, materialman's, mortgage or other lien except a lien for local real estate taxes and assessments not then due and payable;

(i) if Mortgagor fails to cure properly any violations of laws or ordinances affecting or which may be interpreted to affect the Mortgaged Property;

(j) except as permitted in this Mortgage or contemplated under the Loan Documents or the Plans and Specifications, the actual or threatened alteration, improvement, demolition or removal of any of the Improvements without the prior consent of Mortgagee;

(k) damage to the Mortgaged Property in any manner which is not covered by insurance solely as a result of Mortgagor's failure to maintain insurance required in accordance with this Mortgage;

(l) if Mortgagor shall default under any term, covenant, or condition of this Mortgage or any of the other Loan Documents other than as specified in any of the above subparagraphs;

(m) if all or a substantial part of Mortgagor's assets (other than the Mortgaged Property) are attached, seized, subjected to a writ or distress warrant or are levied upon (unless such attachment, seizure, writ, distress warrant or levy is vacated within sixty [60] days following the date of the same);

(n) entry of a judgment in excess of $100,000.00 and the expiration of any appeal rights or the dismissal or final adjudication of appeals against Mortgagor (unless such judgment is vacated within sixty (60) days following the date of the same);

(o) this Mortgage shall cease to constitute a first-priority lien on the Mortgaged Property (other than in accordance with its terms);

(p) seizure or forfeiture of the Mortgaged Property, or any portion thereof, or Mortgagor's interest therein, resulting from criminal wrongdoing or other unlawful action of Mortgagor, its affiliates or any tenant in the Mortgaged Property under any federal, state or local law; and

(q) if Mortgagor, or any Guarantor, shall die, dissolve, terminate or liquidate, or merge with or be consolidated with any other entity, or become permanently disabled.

24. Notice and Cure. Notwithstanding the foregoing, Mortgagee agrees to give to Mortgagor written notice as described below of (a) Mortgagor's failure to pay any part of the Debt when due (a "Monetary Default"), (b) a default referred to in subsection 23(o) above (a "First Lien Default"), and (c) a default referred to in subsections 23(c), (i) or (j)

above (a "Nonmonetary Default"). Mortgagor shall have a period of twenty (20) days from its receipt of notice to cure a First Lien Default and shall have a period of twenty (20) days from its receipt of notice in which to cure a Nonmonetary Default unless such Nonmonetary Default is not susceptible to cure within such twenty (20) day period, in which case Mortgagor shall commence to cure such Nonmonetary Default within twenty (20) days following notice and diligently prosecute such cure to completion; provided, however, that Mortgagor will provide Mortgagee with such information as Mortgagee may reasonably request concerning the status of any attempted cure of any such Nonmonetary Default and the cure of any such Nonmonetary Default must be completed to the satisfaction of Mortgagee within sixty (60) days of notice in any case. Notwithstanding the foregoing, Mortgagee may, but shall not be required, to give notice of a Monetary Default or a recurrence of the same Nonmonetary Default more frequently than two times in any calendar year. A Monetary Default and/or First Lien Default and/or Nonmonetary Default shall nevertheless be an Event of Default for all purposes under the Loan Documents (including, without limitation, Mortgagee's right to collect Default Interest and any other administrative charge set forth in the Note) except that the acceleration of the Debt or other exercise of remedies shall not be prior to the expiration of the applicable cure and/or grace periods provided in Section 23 or in this section.

25. Remedies. Upon the occurrence of an Event of Default and subject to any applicable cure period, Mortgagee may, at Mortgagee's option do any one or more of the following:

(a) Right to Perform Mortgagor's Covenants. If Mortgagor has failed to keep or perform any covenant whatsoever contained in this Mortgage or the other Loan Documents, Mortgagee may, but shall not be obligated to any person to do so, perform or attempt to perform said covenant; and any payment made or expense incurred in the performance or attempted performance of any such covenant, together with any sum expended by Mortgagee that is chargeable to Mortgagor or subject to reimbursement by Mortgagor under the Loan Documents, shall be and become a part of the "Debt," and Mortgagor promises, upon demand, to pay to Mortgagee, at the place where the Note is payable, all sums so incurred, paid or expended by Mortgagee, with interest from the date when paid, incurred or expended by Mortgagee at the Default Rate as specified in the Note.

(b) Right of Entry. Mortgagee may, prior or subsequent to the institution of any foreclosure proceedings, enter upon the Mortgaged Property, or any part thereof, and take exclusive possession of the Mortgaged Property and of all books, records, and accounts relating thereto and to exercise without interference from Mortgagor any and all rights which Mortgagor has with respect to the management, possession, operation, protection, or preservation of the Mortgaged Property, including without limitation the right to rent the same for the account of Mortgagor and to deduct from such Rents all costs, expenses, and liabilities of every character incurred by Mortgagee in collecting such Rents and in managing, operating, maintaining, protecting, or preserving the Mortgaged Property and to apply the remainder of such Rents on the Debt in such manner as Mortgagee may elect. All such costs, expenses, and liabilities incurred by Mortgagee in collecting such Rents and in managing, operating, maintaining, protecting, or preserving the Mortgaged Property, if not paid out of Rents as hereinabove provided, shall constitute a demand obligation owing by Mortgagor and shall bear interest from the date of expenditure until paid at the Default Rate as specified in the Note, all of which shall constitute a portion of the Debt. If necessary to obtain the possession provided for above, Mortgagee may invoke any and all legal remedies to dispossess Mortgagor, including specifically one or more actions for forcible entry and detainer, trespass to try title, and restitution. In connection with any action taken by Mortgagee pursuant to this subsection, Mortgagee shall not be liable for any loss sustained by Mortgagor resulting from any failure to let the Mortgaged Property, or any part thereof, or from any other act or omission of Mortgagee in managing the Mortgaged Property unless such loss is caused by the willful misconduct of Mortgagee, nor shall Mortgagee be obligated to perform or discharge any obligation, duty, or liability under any Lease or under or by reason hereof or the exercise of rights or remedies hereunder. Mortgagor shall and does hereby agree to indemnify Mortgagee for, and to hold Mortgagee harmless from, any and all liability, loss, or damage, which may or might be incurred by Mortgagee under any such Lease or under or by reason hereof or the exercise of rights or remedies hereunder, and from any and all claims and demands whatsoever which may be asserted against Mortgagee by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in any such Lease. Should Mortgagee incur any such liability, the amount thereof, including without limitation costs, expenses, and reasonable attorneys' fees, together with interest thereon from the date of expenditure until paid at the Default Rate as specified in the Note, shall be secured hereby, and Mortgagor shall reimburse Mortgagee therefor immediately upon demand. Nothing in this subsection shall impose any duty, obligation, or responsibility upon

Mortgagee for the control, care, management, leasing, or repair of the Mortgaged Property, nor for the carrying out of any of the terms and conditions of any such Lease; nor shall it operate to make Mortgagee responsible or liable for any waste committed on the Mortgaged Property by the tenants or by any other parties, or for any hazardous substances or environmental conditions on or under the Mortgaged Property, or for any dangerous or defective condition of the Mortgaged Property or for any negligence in the management, leasing, upkeep, repair, or control of the Mortgaged Property resulting in loss or injury or death to any tenant, licensee, employee, or stranger. Mortgagor hereby assents to, ratifies, and confirms any and all actions of Mortgagee with respect to the Mortgaged Property taken under this subsection.

(c) Right to Accelerate. Mortgagee may, without notice (except as provided in Section 24 above), demand, presentment, notice of nonpayment or nonperformance, protest, notice of protest, notice of intent to accelerate, notice of acceleration, or any other notice or any other action, all of which are hereby waived by Mortgagor and all other parties obligated in any manner whatsoever on the Debt, declare the entire unpaid balance of the Debt immediately due and payable; and upon such declaration, the entire unpaid balance of the Debt shall be immediately due and payable.

(d) Foreclosure-Expense of Litigation.

(i) When all or any part of the Indebtedness shall become due, whether by acceleration or otherwise, Mortgagee shall have the right to foreclose the lien hereof for such Indebtedness or part thereof and/or exercise any right, power or remedy provided in this Mortgage or any of the other Loan Documents in accordance with the Mortgage Foreclosure laws of the State of Indiana (as may be amended from time to time, the "Act"). In the event of a foreclosure sale, Mortgagee is hereby authorized, without the consent of Mortgagor, to assign any and all insurance policies to the purchaser at such sale or to take such other steps as Mortgagee may deem advisable to cause the interest of such purchaser to be protected by any of such insurance policies.

(ii) In any suit to foreclose the lien hereof, there shall be allowed and included as additional indebtedness in the decree for sale all expenditures and expenses which may be paid or incurred by or on behalf of Mortgagee for reasonable attorneys' fees, appraisers' fees, outlays for documentary and expert evidence, stenographers' charges, publication costs, and costs (which may be estimated as to items to be expended after entry of the decree) of procuring all such abstracts of title, title searches and examinations, title insurance policies, and similar data and assurances with respect to the title as Mortgagee may deem reasonably necessary either to prosecute such suit or to evidence to bidders at any sale which may be had pursuant to such decree the true condition of the title to or the value of the Premises. All expenditures and expenses of the nature mentioned in this paragraph and such other expenses and fees as may be incurred in the enforcement of Mortgagor's obligations hereunder, the protection of said Premises and the maintenance of the lien of this Mortgage, including the reasonable fees of any attorney employed by Mortgagee in any litigation or proceeding affecting this Mortgage, the Note, or the Premises, including probate and bankruptcy proceedings, or in preparations for the commencement or defense of any proceeding or threatened suit or proceeding shall be immediately due and payable by Mortgagor, with interest thereon until paid at the Default Rate and shall be secured by this Mortgage.

(e) Application of Proceeds of Foreclosure Sale. The proceeds of any foreclosure sale of the Premises shall be distributed and applied in accordance with the Act and, unless otherwise specified therein, in such order as Mortgagee may determine in its sole and absolute discretion.

(f) Mortgagee's Right to Appointment of Receiver. Mortgagee, as a matter of right and (i) without regard to the sufficiency of the security for repayment of the Debt, (ii) without notice to Mortgagor, (iii) without any showing of insolvency, fraud, or mismanagement on the part of Mortgagor, (iv) without the necessity of filing any judicial or other proceeding other than the proceeding for appointment of a receiver, and (v) without regard to the then value of the Mortgaged Property, shall be entitled to the appointment of a receiver or receivers for the protection, possession, control, management and operation of the Mortgaged Property, including (without limitation), the power to collect the Rents, enforce this Mortgage and, in case of a sale and deficiency, during the

full statutory period of redemption (if any), whether there be a redemption or not, as well as during any further times when Mortgagor, except for the intervention of such receiver, would be entitled to collection of such Rents. Mortgagor hereby irrevocably consents to the appointment of a receiver or receivers. Any receiver appointed pursuant to the provisions of this subsection shall have the usual powers and duties of receivers in such matters.

(g) Mortgagee's Uniform Commerical Code Remedies. Mortgagee may exercise its rights of enforcement under the Code.

(h) Other Rights. Mortgagee (i) may surrender the Policies maintained pursuant to this Mortgage or any part thereof, and upon receipt shall apply the unearned premiums as a credit on the Debt, and, in connection therewith, Mortgagor hereby appoints Mortgagee as agent and attorney-in-fact (which is coupled with an interest and is therefore irrevocable) for Mortgagor to collect such premiums; (ii) may apply the Tax and Insurance Escrow Fund (if any) and any other funds held by Mortgagee toward payment of the Debt; and (iii) shall have and may exercise any and all other rights and remedies which Mortgagee may have at law or in equity, or by virtue of any of the Loan Documents, or otherwise.

(i) Discontinuance of Remedies. In case Mortgagee shall have proceeded to invoke any right, remedy, or recourse permitted under the Loan Documents and shall thereafter elect to discontinue or abandon same for any reason, Mortgagee shall have the unqualified right so to do and, in such event, Mortgagor and Mortgagee shall be restored to their former positions with respect to the Debt, the Loan Documents, the Mortgaged Property or otherwise, and the rights, remedies, recourses and powers of Mortgagee shall continue as if same had never been invoked.

(j) Remedies Cumulative. All rights, remedies, and recourses of Mortgagee granted in the Note, this Mortgage and the other Loan Documents, any other pledge of collateral, or otherwise available at law or equity: (i) shall be cumulative and concurrent; (ii) may be pursued separately, successively, or concurrently against Mortgagor, the Mortgaged Property, or any one or more of them, at the sole discretion of Mortgagee; (iii) may be exercised as often as occasion therefor shall arise, it being agreed by Mortgagor that the exercise or failure to exercise any of same shall in no event be construed as a waiver or release thereof or of any other right, remedy, or recourse; (iv) shall be nonexclusive; (v) shall not be conditioned upon Mortgagee exercising or pursuing any remedy in relation to the Mortgaged Property prior to Mortgagee bringing suit to recover the Debt; and (vi) in the event Mortgagee elects to bring suit on the Debt and obtains a judgment against Mortgagor prior to exercising any remedies in relation to the Mortgaged Property, all liens and security interests, including the lien of this Mortgage, shall remain in full force and effect and may be exercised thereafter at Mortgagee's option.

(k) Election of Remedies. Mortgagee may release, regardless of consideration, any part of the Mortgaged Property without, as to the remainder, in any way impairing, affecting, subordinating, or releasing the lien or security interests evidenced by this Mortgage or the other Loan Documents or affecting the obligations of Mortgagor or any other party to pay the Debt. For payment of the Debt, Mortgagee may resort to any collateral securing the payment of the Debt in such order and manner as Mortgagee may elect. No collateral taken by Mortgagee shall in any manner impair or affect the lien or security interests given pursuant to the Loan Documents, and all collateral shall be taken, considered, and held as cumulative.

(l) Waivers. Mortgagor hereby irrevocably and unconditionally waives and releases: (i) all benefits that might accrue to Mortgagor by virtue of any present or future law exempting the Mortgaged Property from attachment, levy or sale on execution or providing for any appraisement, valuation, stay of execution, exemption from civil process, redemption, or extension of time for payment; (ii) all notices of any Event of Default except as expressly provided herein or of Mortgagee's exercise of any right, remedy, or recourse provided for under the Loan Documents; and (iii) any right to a marshalling of assets, a sale in inverse order of alienation or any other right to direct in any manner, the order of sale of any of the Mortgaged Property.

(m) Statute of Limitations. To the extent permitted by applicable law, Mortgagee's rights hereunder shall continue even to the extent that a suit for collection of the Debt, or part thereof, is barred by a statute of limitations. Mortgagor hereby expressly waives and releases to the fullest extent permitted by law, the pleading of

any statute of limitations as a defense to payment of the Debt.

(n) Waiver of Automatic or Supplemental Stay. In the event of the filing of any voluntary or involuntary petition under the Bankruptcy Code by or against Mortgagor (other than an involuntary petition filed by or joined in by Mortgagee), Mortgagor shall not assert, or request any other party to assert, that the automatic stay under § 362 of the Bankruptcy Code shall operate or be interpreted to stay, interdict, condition, reduce or inhibit the ability of Mortgagee to enforce any rights it has by virtue of this Mortgage, or any other rights that Mortgagee has, whether now or hereafter acquired, against any guarantor of the Debt. Further, Mortgagor shall not seek a supplemental stay or any other relief, whether injunctive or otherwise, pursuant to § 105 of the Bankruptcy Code or any other provision therein to stay, interdict, condition, reduce or inhibit the ability of Mortgagee to enforce any rights it has by virtue of this Mortgage against any guarantor of the Debt. The waivers contained in this subsection are a material inducement to Mortgagee's willingness to enter into this Mortgage and Mortgagor acknowledges and agrees that no grounds exist for equitable relief which would bar, delay or impede the exercise by Mortgagee of Mortgagee's rights and remedies against Mortgagor or any guarantor of the Debt.

(o) Bankruptcy Acknowledgment. In the event the Mortgaged Property or any portion thereof or any interest therein becomes property of any bankruptcy estate or subject to any state or federal insolvency proceeding, then Mortgagee shall immediately become entitled, in addition to all other relief to which Mortgagee may be entitled under this Mortgage, to obtain (i) an order from the Bankruptcy Court or other appropriate court granting immediate relief from the automatic stay pursuant to § 362 of the Bankruptcy Code so as to permit Mortgagee to pursue its rights and remedies against Mortgagor as provided under this Mortgage and all other rights and remedies of Mortgagee at law and in equity under applicable state law, and (ii) an order from the Bankruptcy Court prohibiting Mortgagor's use of all "cash collateral" as defined under § 363 of the Bankruptcy Code. In connection with such Bankruptcy Court orders, Mortgagor shall not contend or allege in any pleading or petition filed in any court proceeding that Mortgagee does not have sufficient grounds for relief from the automatic stay. Any bankruptcy petition or other action taken by Mortgagor to stay, condition, or inhibit Mortgagee from exercising its remedies are hereby admitted by Mortgagor to be in bad faith and Mortgagor further admits that Mortgagee would have just cause for relief from the automatic stay in order to take such actions authorized under state law.

26. Application of Proceeds. The proceeds from any sale, lease, or other disposition made pursuant to this Mortgage, or the proceeds from the surrender of any insurance policies pursuant hereto, or any Rents collected by Mortgagee from the Mortgaged Property, or the Tax and Insurance Escrow Fund (if any) or sums received pursuant to Section 5 hereof, or proceeds from insurance which Mortgagee elects to apply to the Debt pursuant to Section 3 hereof, shall be applied by Mortgagee, as the case may be, to the Debt in the following order and priority: (1) to the payment of all expenses of advertising, selling, and conveying the Mortgaged Property or part thereof, and/or prosecuting or otherwise collecting Rents, proceeds, premiums or other sums including reasonable attorneys' fees and a reasonable fee or commission to Mortgagee, not to exceed five percent of the proceeds thereof or sums so received; (2) to the full and final payment of the Debt as follows: first, to accrued but unpaid interest, second, to the matured portion of principal of the Debt, and third, to prepayment of the unmatured portion, if any, of principal of the Debt applied to installments of principal in inverse order of maturity; (3) after the full and final payment of the Debt, to the full performance and discharge of any other obligations of Mortgagor under the Loan Documents; (4) the balance, if any or to the extent applicable, to the holder or beneficiary of any inferior liens covering the Mortgaged Property, if any, in order of the priority of such inferior liens (Mortgagee shall hereby be entitled to rely exclusively on a commitment for title insurance issued to determine such priority); and (5) the cash balance, if any, to Mortgagor. The application of proceeds of sale or other proceeds as otherwise provided herein shall be deemed to be a payment of the Debt like any other payment. The balance of the Debt remaining unpaid, if any, shall remain fully due and owing in accordance with the terms of the Note and the other Loan Documents.

27. Right of Inspection. Mortgagee and its agents shall have the right to enter and inspect the Mortgaged Property during normal business hours upon reasonable notice.

28. Security Agreement. This Mortgage is both a real property mortgage and a "Security Agreement" within the meaning of the Code. The Mortgaged Property includes both real property and personal property which personal property may not be deemed to be fixed to the Mortgaged Property, or may not constitute a "fixture" under the Code and all other rights and interests, whether tangible or intangible in nature, of Mortgagor in the Mortgaged Property. Mortgagor

(being the Debtor as that term is used in the Code) by executing and delivering this Mortgage has granted and hereby grants to Mortgagee, as security for the Debt, a security interest in the Mortgaged Property to the full extent that the Mortgaged Property may be subject to the Code (said portion of the Mortgaged Property so subject to the Code being called in this section the "Collateral"). Mortgagor hereby agrees with Mortgagee to execute and deliver to Mortgagee, in form and substance satisfactory to Mortgagee, such financing statements and such further assurances as Mortgagee may from time to time, reasonably consider necessary to create, perfect, and preserve Mortgagee's security interest herein granted. Mortgagor hereby irrevocably authorizes Mortgagee at any time, and from time to time, to file in any jurisdiction any initial financing statements and amendments thereto that (i) indicate the Collateral as all assets of Mortgagor (or words of similar effect), regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the Code, or as being of an equal or lesser scope or within greater detail, and (ii) contain any other information required by Section 5 of Article 9 of the Code regarding the sufficiency or filing office acceptance of any financing statement or amendment, including whether Mortgagor is an organization, the type of organization and any organization identification number issued to Mortgagor, and in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. This Mortgage shall also constitute a "fixture filing" for the purposes of the Code. All or part of the personal property included in the granting clauses of this Mortgage may become fixtures, and such personal property is not deemed to be a fixture, then such property shall be included as Collateral. Information concerning the security interest herein granted may be obtained from the parties at the addresses of the parties set forth in the first paragraph of this Mortgage. If an Event of Default shall occur, Mortgagee, in addition to any other rights and remedies which they may have, shall have and may exercise immediately and without demand, any and all rights and remedies granted to a secured party upon default under the Code, including, without limiting the generality of the foregoing, the right to take possession of the Collateral or any part thereof, and to take such other measures as Mortgagee may deem necessary for the care, protection and preservation of the Collateral. Upon request or demand of Mortgagee, Mortgagor shall at its expense assemble the Collateral and make it available to Mortgagee at a convenient place acceptable to Mortgagee. Mortgagor shall pay to Mortgagee on demand any and all expenses, including legal expenses and attorneys' fees, incurred or paid by Mortgagee in protecting the interest in the Collateral and in enforcing the rights hereunder with respect to the Collateral. Any notice of sale, disposition or other intended action by Mortgagee with respect to the Collateral sent to Mortgagor in accordance with the provisions hereof at least five (5) days prior to such action, shall constitute commercially reasonable notice to Mortgagor. The proceeds of any disposition of the Collateral, or any part thereof, may be applied by Mortgagee to the payment of the Debt in such priority and proportions as Mortgagee in its discretion shall deem proper. In the event of any change in name, identity or structure of any Mortgagor, such Mortgagor shall notify Mortgagee thereof and promptly after request shall execute, file and record such Code forms as are necessary to maintain the priority of Mortgagee's lien upon and security interest in the Collateral, and shall pay all expenses and fees in connection with the filing and recording thereof. If Mortgagee shall require the filing or recording of additional Code forms or continuation statements, Mortgagor shall, promptly after request, execute, file and record such Code forms or continuation statements as Mortgagee shall deem necessary, and shall pay all expenses and fees in connection with the filing and recording thereof, it being understood and agreed, however, that no such additional documents shall increase Mortgagor's obligations under the Note, this Mortgage and the other Loan Documents. Mortgagor hereby irrevocably appoints Mortgagee as its attorney-in-fact, coupled with an interest, to file with the appropriate public office on its behalf any financing or other statements signed only by Mortgagee, as Mortgagor's attorney-in-fact, in connection with the Collateral covered by this Mortgage. Notwithstanding the foregoing, Mortgagor shall appear and defend in any action or proceeding which affects or purports to affect the Mortgaged Property and any interest or right therein, whether such proceeding affects title or any other rights in the Mortgaged Property (and in conjunction therewith, Mortgagor shall fully cooperate with Mortgagee in the event Mortgagee is a party to such action or proceeding).

29. <u>Actions and Proceedings</u>. Mortgagee has the right to appear in and defend any action or proceeding brought with respect to the Mortgaged Property and to bring any action or proceeding, in the name and on behalf of Mortgagor, which Mortgagee, in its discretion, decides should be brought to protect their interest in the Mortgaged Property. Mortgagee shall, at its option, be subrogated to the lien of any mortgage or other security instrument discharged in whole or in part by the Debt, and any such subrogation rights shall constitute additional security for the payment of the Debt.

30. <u>Waiver of Setoff and Counterclaim</u>. All amounts due under this Mortgage, the Note and the other Loan Documents shall be payable without setoff, counterclaim or any deduction whatsoever. Mortgagor hereby waives the right to assert a setoff, counterclaim or deduction in any action or proceeding in which Mortgagee is a participant, or arising out

of or in any way connected with this Mortgage, the Note, any of the other Loan Documents, or the Debt.

31. Contest of Certain Claims. Notwithstanding the provisions of Section 4 and subsection 23(h) hereof, Mortgagor shall not be in default for failure to pay or discharge Taxes, Other Charges or mechanic's or materialman's lien asserted against the Mortgaged Property if, and so long as, (a) Mortgagor shall have notified Mortgagee of same within five (5) days of obtaining knowledge thereof; (b) Mortgagor shall diligently and in good faith contest the same by appropriate legal proceedings which shall operate to prevent the enforcement or collection of the same and the sale of the Mortgaged Property or any part thereof, to satisfy the same; (c) Mortgagor shall have furnished to Mortgagee a cash deposit, or an indemnity bond satisfactory to Mortgagee with a surety satisfactory to Mortgagee, in the amount of the Taxes, Other Charges or mechanic's or materialman's lien claim, plus a reasonable additional sum to pay all costs, interest and penalties that may be imposed or incurred in connection therewith, to assure payment of the matters under contest and to prevent any sale or forfeiture of the Mortgaged Property or any part thereof; (d) Mortgagor shall promptly upon final determination thereof pay the amount of any such Taxes, Other Charges or claim so determined, together with all costs, interest and penalties which may be payable in connection therewith; (e) the failure to pay the Taxes, Other Charges or mechanic's or materialman's lien claim does not constitute a default under any other deed of trust, mortgage or security interest covering or affecting any part of the Mortgaged Property; and (f) notwithstanding the foregoing, Mortgagor shall immediately upon request of Mortgagee pay (and if Mortgagor shall fail so to do, Mortgagee may, but shall not be required to, pay or cause to be discharged or bonded against) any such Taxes, Other Charges or claim notwithstanding such contest, if in the opinion of Mortgagee, the Mortgaged Property or any part thereof or interest therein may be in danger of being sold, forfeited, foreclosed, terminated, canceled or lost. Mortgagee may pay over any such cash deposit or part thereof to the claimant entitled thereto at any time when, in the judgment of Mortgagee, the entitlement of such claimant is established.

32. Recovery of Sums Required to Be Paid. Mortgagee shall have the right from time to time to take action to recover any sum or sums which constitute a part of the Debt as the same become due, without regard to whether or not the balance of the Debt shall be due, and without prejudice to the right of Mortgagee thereafter to bring an action of foreclosure, or any other action, for a default or defaults by Mortgagor existing at the time such earlier action was commenced.

33. Handicapped Access.

(a) Mortgagor agrees that the completed Mortgaged Property shall at all times strictly comply to the extent applicable with the requirements of the Americans with Disabilities Act of 1990, the Fair Housing Amendments Act of 1988, all state and local laws and ordinances related to handicapped access and all rules, regulations, and orders issued pursuant thereto including, without limitation, the Americans with Disabilities Act Accessibility Guidelines for Buildings and Facilities (collectively "Access Laws").

(b) Notwithstanding any provisions set forth herein or in any other document regarding Mortgagee's approval of alterations of the Mortgaged Property, Mortgagor shall not alter the Mortgaged Property in any manner which would increase Mortgagor's responsibilities for compliance with the applicable Access Laws without the prior written approval of Mortgagee. The foregoing shall apply to tenant improvements constructed by Mortgagor or by any of its tenants. Mortgagee may condition any such approval upon receipt of a certificate from an architect, engineer, or other person acceptable to Mortgagee of compliance with Access Laws.

(c) Mortgagor agrees to give prompt notice to Mortgagee of the receipt by Mortgagor of any complaints related to violation of any Access Laws and of the commencement of any proceedings or investigations which relate to compliance with applicable Access Laws.

34. Indemnification. In addition to any other indemnifications provided in any of the Loan Documents, Mortgagor shall, at its sole cost and expense, protect, defend, indemnify, release and save harmless Mortgagee, or any person or entity who is or will have been involved in the servicing of this Loan, any person or entity whose name the encumbrance created by this Mortgage is or will have been recorded, persons and entities who may hold or acquire or will have held a full or partial interest in this Loan (including but not limited to investors or prospective investors, as well as custodians, trustees and other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties) as well as the respective affiliates, subsidiaries, persons controlling or under common control, directors, officers, shareholders, members, partners, employees, agents, servants, representatives, contractors, subcontractors, participants,

successors and assigns of any and all of the foregoing (including but not limited to any other person or entity who holds or acquires or will have held a participation or other full or partial interest in this Loan or the Mortgaged Property, whether during the term of this Loan or as a part of or following a foreclosure of this Loan and including, but not limited to any successors by merger, consolidation or acquisition of all or a substantial portion of Mortgagee's assets and business) (collectively, the "Indemnified Parties"), from and against all liabilities, obligations, claims, demands, damages, penalties, causes of action, losses, fines, costs and expenses (including without limitation reasonable attorneys' fees and expenses), imposed upon or incurred by or asserted against any of the Indemnified Parties and directly or indirectly arising out of or in any way relating to any one or more of the following: (a) management, development and ownership of this Mortgage, the Mortgaged Property or any interest therein or receipt of any Rents; (b) any amendment to, or restructuring of, the Debt, and the Note, this Mortgage or any other Loan Documents; (c) any and all lawful action that may be taken by Mortgagee in connection with the enforcement of the provisions of this Mortgage or the Note or any other Loan Documents; (d) any and all lawful action that may be taken by Mortgagee in connection with the enforcement of the provisions of this Mortgage or the Note or any other Loan Documents, whether or not suit is filed in connection with same, or in connection with Mortgagor, any Guarantor and/or any member, partner, joint venturer or shareholder thereof becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; (e) any accident, injury to or death of persons or loss of or damage to property occurring in, on or about the Mortgaged Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (f) any use, nonuse or condition in, on or about the Mortgaged Property or any part thereof or on adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (g) any failure on the part of Mortgagor to perform or comply with any of the terms of this Mortgage; (h) performance of any labor or services or the furnishing of any materials or other property in respect of the Mortgaged Property or any part thereof; (i) any failure of the Mortgaged Property to comply with any laws or ordinances affecting or which may be interpreted to affect the Mortgaged Property, including, without limitation, the Access Laws; (j) any representation or warranty made in the Note, this Mortgage or the other Loan Documents being false or misleading in any respect as of the date such representation or warranty was made; (k) any claim by brokers, finders or similar persons claiming to be entitled to a commission in connection with any Lease or other transaction involving the Mortgaged Property or any part thereof under any legal requirement or any liability asserted against Mortgagee with respect thereto; (l) the claims of any lessee to any portion of the Mortgaged Property or any person acting through or under any lessee or otherwise arising under or as a consequence of any Lease; (m) performance of any labor or services or the furnishing of any materials or other property in respect of the Mortgaged Property or any part thereof; (n) the enforcement by any Indemnified Party of the provisions of this Section 34; (o) any and all claims and demands whatsoever which may be asserted against Mortgagee by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in any Lease; or (p) any investigation, defense, and settlement incurred in correcting any prohibited transaction or in the sale of a prohibited loan, and in obtaining any individual prohibited transaction exemption under ERISA that may be required, in Mortgagee's sole discretion as a result of a default under Section 60. The obligations and liabilities of Mortgagor under this Section 34 (A) shall survive for a period of one (1) year following any release of this Mortgage executed by Mortgagee and satisfaction of the Loan evidenced by the Loan Documents, and (B) shall survive the transfer or assignment of this Mortgage, the entry of a judgment of foreclosure, sale of the Mortgaged Property by nonjudicial foreclosure sale, or delivery of a deed in lieu of foreclosure (including, without limitation, any transfer by Mortgagor of any of its rights, title and interest in and to the Mortgaged Property to any party, whether or not affiliated with Mortgagor).

35. [Intentionally deleted].

36. Notices. Unless oral notice is expressly permitted hereunder any notice, demand, statement, request or consent made hereunder shall be in writing and shall be deemed to be received by the addressee on the first (1st) business day after such notice is tendered to a nationally-recognized overnight delivery service or on the third (3rd) day following the day such notice is deposited with the United States postal service first class certified mail, return receipt requested, in either instance, addressed to the address, as set forth above, of the party to whom such notice is to be given, or to such other address as Mortgagor or Mortgagee, as the case may be, shall in like manner designate in writing.

37. Authority. (a) Mortgagor (and the undersigned representative of Mortgagor, if any) has full power, authority and right to execute, deliver and perform its obligations pursuant to this Mortgage, and to mortgage, give, grant, bargain, sell, alien, enfeoff, convey, confirm, warrant, pledge, hypothecate and assign the Mortgaged Property pursuant to the terms hereof and to keep and observe all of the terms of this Mortgage on Mortgagor's part to be performed; (b)

Mortgagor is duly organized, validly existing and in good standing under the laws of its state of organization or incorporation; (c) Mortgagor is duly qualified to transact business and is in good standing in the state where the Mortgaged Property is located and has all necessary approvals, governmental and otherwise, and full power and authority to own the Mortgaged Property and carry out its business as now conducted and proposed to be conducted; and (d) Mortgagor represents and warrants that Mortgagor is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended and the related Treasury Department regulations.

38. Waiver of Notice. Mortgagor shall not be entitled to any notices of any nature whatsoever from Mortgagee except with respect to matters for which this Mortgage specifically and expressly provides for the giving of notice by Mortgagee to Mortgagor and except with respect to matters for which Mortgagee is required by applicable law to give notice, and Mortgagor hereby expressly waives the right to receive any notice from Mortgagee with respect to any matter for which this Mortgage does not specifically and expressly provide for the giving of notice by Mortgagee to Mortgagor.

39. Remedies of Mortgagor. In the event that a claim or adjudication is made that Mortgagee has acted unreasonably or unreasonably delayed acting in any case where by law or under the Note, this Mortgage or the other Loan Documents, it has an obligation to act reasonably or promptly, Mortgagee shall not be liable for any monetary damages, and Mortgagor's remedies shall be limited to injunctive relief or declaratory judgment.

40. Sole Discretion of Mortgagee. Wherever pursuant to this Mortgage or the other Loan Documents, Mortgagee exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to Mortgagee, the decision of Mortgagee to approve or disapprove or to decide that arrangements or terms are satisfactory or not satisfactory shall be in the sole discretion of Mortgagee and shall be final and conclusive, except as may be otherwise expressly and specifically provided herein or therein.

41. Non-Waiver. The failure of Mortgagee to insist upon strict performance of any term hereof shall not be deemed to be a waiver of any term of this Mortgage. Mortgagor shall not be relieved of Mortgagor's obligations hereunder by reason of (a) the failure of Mortgagee to comply with any request of Mortgagor or Guarantor to take any action to foreclose this Mortgage or otherwise enforce any of the provisions hereof or of the Note or other Loan Documents, (b) the release, regardless of consideration, of the whole or any part of the Mortgaged Property, or of any person liable for the Debt or any portion thereof, or (c) any agreement or stipulation by Mortgagee extending the time of payment or otherwise modifying or supplementing the terms of the Note, this Mortgage, or the other Loan Documents. Mortgagee may resort for the payment of the Debt to any other security held by Mortgagee in such order and manner as Mortgagee, in its discretion, may elect. Mortgagee may take action to recover the Debt, or any portion thereof, or to enforce any covenant hereof without prejudice to the right of Mortgagee thereafter to foreclosure this Mortgage. The rights and remedies of Mortgagee under this Mortgage shall be separate, distinct and cumulative and none shall be given effect to the exclusion of the others. No act of Mortgagee shall be construed as an election to proceed under any one provision herein to the exclusion of any other provision. Mortgagee shall not be limited exclusively to the rights and remedies herein stated but shall be entitled to every right and remedy now or hereafter afforded at law or in equity. It is agreed that the risk of loss or damage to the Mortgaged Property is on Mortgagor and Mortgagee shall have no liability whatsoever for decline in the value of the Mortgaged Property, for failure to maintain the Policies, or for failure to determine whether insurance in force is adequate as to the amount of risks insured.

42. No Oral Change. This Mortgage and the other Loan Documents may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Mortgagor or Mortgagee, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

43. Liability. If Mortgagor consists of more than one person, the obligations and liabilities of each such person hereunder shall be joint and several. Subject to the provisions hereof requiring Mortgagee's consent to any transfer of the Mortgaged Property, this Mortgage shall be binding upon and inure to the benefit of Mortgagor and Mortgagee and their respective successors and assigns forever.

44. Inapplicable Provisions. If any term, covenant or condition of this Mortgage is held to be invalid, illegal

or unenforceable in any respect, this Mortgage shall be construed without such provision.

45. Headings, etc. The headings and captions of various sections of this Mortgage are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

46. Counterparts. This Mortgage may be executed in any number of counterparts each of which shall be deemed to be an original but all of which when taken together shall constitute one agreement.

47. Definitions. Unless the context clearly indicates a contrary intent or unless otherwise specifically provided herein, words used in this Mortgage may be used interchangeably in singular or plural form and the word "Mortgagor" shall mean "each Mortgagor and any subsequent owner or owners of the Mortgaged Property or any part thereof or any interest therein," the word "Mortgagee" shall mean "Mortgagee and any subsequent holder of the Note," the word "Debt" shall mean "the Note and any other evidence of indebtedness secured by this Mortgage," the word "person" shall include an individual, corporation, partnership, trust, unincorporated association, government, governmental authority, and any other entity, and the words "Mortgaged Property" shall include any portion of the Mortgaged Property and any interest therein and the words "attorneys' fees" shall include any and all attorneys' fees, paralegal and law clerk fees, support staff fees and costs, including costs attributable to litigation preparation, research, telephone expenses, depositions, process service, any and all costs associated with environmental testing, audits, reviews, inspections, remediation, and clean-up, including, but not limited to, fees in connection with the costs of collection and enforcement of the Debt and the Mortgage, at the pre-trial, trial and appellate levels incurred or paid by Mortgagee in protecting its interest in the Mortgaged Property and Collateral and enforcing its rights hereunder. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.

48. Homestead. Mortgagor hereby waives and renounces all homestead and exemption rights provided by the constitution and the laws of the United States and of any state, in and to the Premises as against the collection of the Debt, or any part hereof.

49. Assignments. Mortgagee shall have the right to assign or transfer its rights under this Mortgage and the other Loan Documents without limitation, including, without limitation, the right to assign or transfer its rights to a servicing agent. Any assignee or transferee shall be entitled to all the benefits afforded Mortgagee under this Mortgage and the other Loan Documents.

50. Survival of Obligations; Survival of Warranties and Representations. Each and all of the covenants and obligations of Mortgagor (other than warranties and representations contained herein) shall survive the execution and delivery of the Loan Documents and shall continue in full force and effect until the Debt shall have been paid in full; provided, however, that nothing contained in this section shall limit the obligations of Mortgagor except as otherwise set forth herein. In addition, any and all warranties and representations of Mortgagor contained herein shall survive the execution and delivery of the Loan Documents and (i) shall continue for a period of one (1) year following any release of this Mortgage executed by Mortgagee and satisfaction of the loan evidenced by the Loan Documents, and (ii) shall survive the transfer or assignment of this Mortgage, the entry of a judgment of foreclosure, sale of the Mortgaged Property by non-judicial foreclosure or deed in lieu of foreclosure (including, without limitation, any transfer of the Mortgage by Mortgagee of any of its rights, title and interest in and to the Mortgaged Property to any party, whether or not affiliated with Mortgagee).

51. Covenants. Running with the Land. All covenants, conditions, warranties, representations and other obligations contained in this Mortgage and the other Loan Documents are intended by Mortgagor and Mortgagee to be, and shall be construed as, covenants running with the Mortgaged Property until the lien of this Mortgage has been fully released by Mortgagee.

52. Governing Law; Jurisdiction. THIS MORTGAGE AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE IN WHICH THE MORTGAGED PROPERTY IS LOCATED (WITHOUT REGARD TO ANY CONFLICT OF LAWS PRINCIPLES) AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. MORTGAGOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF COMPETENT JURISDICTION

LOCATED IN THE STATE IN WHICH THE MORTGAGED PROPERTY IS LOCATED IN CONNECTION WITH ANY PROCEEDING OUT OF OR RELATING TO THIS MORTGAGE.

53. Time. Time is of the essence in this Mortgage and the other Loan Documents.

54. No Third Party Beneficiaries. The provisions of this Mortgage and the other Loan Documents are for the benefit of Mortgagor and Mortgagee and shall not inure to the benefit of any third party (other than any successor or assignee of Mortgagee). This Mortgage and the other Loan Documents shall not be construed as creating any rights, claims or causes of action against Mortgagee or any of its officers, directors, agents or employees in favor of any party other than Mortgagor including but not limited to any claims to any sums held in the Tax and Insurance Escrow Fund.

55. Relationship of Parties. The relationship of Mortgagee and Mortgagor is solely that of debtor and creditor, and Mortgagee has no fiduciary or other special relationship with Mortgagor, and no term or condition of any of the Loan Documents shall be construed to be other than that of debtor and creditor. Mortgagor represents and acknowledges that the Loan Documents do not provide for any shared appreciation rights or other equity participation interest.

56. [Intentionally deleted].

57. Investigations. Any and all representations, warranties, covenants and agreements made in this Mortgage (and/or in other Loan Documents) shall survive any investigation or inspection made by or on behalf of Mortgagee.

58. Assignment of Rents and Leases.

(a) For Ten Dollars ($10.00) and other good and valuable consideration, including the indebtedness evidenced by the Note, the receipt and sufficiency of which are hereby acknowledged and confessed, Mortgagor has GRANTED, BARGAINED, SOLD, and CONVEYED, and by these presents does GRANT, BARGAIN, SELL, and CONVEY unto Mortgagee, as security for the payment, performance and discharge of the Debt, the Leases and the Rents subject only to the License (herein defined); TO HAVE AND TO HOLD the Leases and the Rents unto Mortgagee, forever, and Mortgagor does hereby bind itself, its successors, and assigns to warrant and forever defend the title to the Leases and the Rents unto Mortgagee against every person whomsoever lawfully claiming or to claim the same or any part thereof; provided, however, that if Mortgagor shall pay or cause to be paid the Debt as and when same shall become due and payable and shall perform and discharge or cause to be performed and discharged the Debt on or before the date same are to be performed and discharged, then this assignment shall terminate and be of no further force and effect, and all rights, titles, and interests conveyed pursuant to this assignment shall become vested in Mortgagor without the necessity of any further act or requirement by Mortgagor or Mortgagee.

(b) Mortgagee hereby grants to Mortgagor a limited license (the "License") to exercise and enjoy all incidences of the status of a lessor of the Leases and the Rents, including without limitation, the right to collect, demand, sue for, attach, levy, recover, and receive the Rents, and to give proper receipts, releases, and acquittances therefor. Mortgagor hereby agrees to receive all Rents and hold the same as a trust fund to be applied, and to apply the Rents so collected, first to the payment of the Debt, and then to the performance and discharge of the Obligations. Thereafter, Mortgagor may use the balance of the Rent collected in any manner not inconsistent with the Loan Documents. From and after the occurrence of an Event of Default and so long as such Event of Default shall be continuing (whether or not Mortgagee shall have exercised Mortgagee's option to declare the Note immediately due and payable), the License shall be revoked.

(c) So long as the License is in effect, Mortgagor shall (i) submit any and all proposed Leases to Mortgagee for approval prior to the execution thereof; (ii) duly and punctually perform and comply with any and all representations, warranties, covenants, and agreements expressed as binding upon the lessor under any Lease; (iii) maintain each of the Leases in full force and effect during the term thereof; (iv) appear in and defend any action or proceeding in any manner connected with any of the Leases; (v) deliver to Mortgagee copies of all Leases; and (vi) deliver to Mortgagee such further information, and execute and deliver to Mortgagee such further assurances and assignments, with respect to the Leases as Mortgagee may from time to time request. Without

Mortgagee's prior written consent, Mortgagor shall not (i) do or knowingly permit to be done anything to impair the value of any of the Leases; (ii) except for security or similar deposits, collect any of the Rent more than one month in advance of the time when the same becomes due under the terms of any Lease; (iii) discount any future accruing Rents; (iv) amend, modify, or terminate any of the Leases; or (v) assign or grant a security interest in or to the License or any of the Leases or Rents.

(d) So long as any part of the Debt secured hereby remain unpaid and unperformed or undischarged, the fee and leasehold estates to the Mortgaged Property shall not merge but rather shall remain separate and distinct, notwithstanding the union of such estates either in Mortgagor, Mortgagee, any lessee, or any third party purchaser or otherwise.

(e) SO LONG AS THE LICENSE IS IN EFFECT, MORTGAGOR SHALL INDEMNIFY AND HOLD HARMLESS MORTGAGEE FROM AND AGAINST ANY AND ALL LIABILITY, LOSS, COST, DAMAGE, OR EXPENSE WHICH MORTGAGEE MAY INCUR UNDER OR BY REASON OF THIS ASSIGNMENT, OR FOR ANY ACTION TAKEN BY MORTGAGEE HEREUNDER, OR BY REASON OF OR IN DEFENSE OF ANY AND ALL CLAIMS AND DEMANDS WHATSOEVER WHICH MAY BE ASSERTED AGAINST MORTGAGEE ARISING OUT OF THE LEASES OR WITH RESPECT TO THE RENTS. IN THE EVENT MORTGAGEE INCURS ANY SUCH LIABILITY, LOSS, COST, DAMAGE, OR EXPENSE, THE AMOUNT THEREOF TOGETHER WITH ALL REASONABLE ATTORNEYS' FEES AND INTEREST THEREON AT THE DEFAULT RATE (AS SPECIFIED IN THE NOTE) SHALL BE PAYABLE BY MORTGAGOR TO MORTGAGEE IMMEDIATELY, WITHOUT DEMAND, AND SHALL BE DEEMED A PART OF THE DEBT.

59. Releases and Lot Sales and Partial Releases. Mortgagee shall release this Mortgage and the lien thereof by proper instrument upon payment and discharge of all Debt secured hereby, including payment of reasonable expenses incurred by Mortgagee in connection with the execution of such release. Notwithstanding any other provision hereof, Mortgagor shall have the right to subdivide the Mortgaged Property and to sell one or more individual Lots constituting the Mortgaged Property, upon satisfaction of the terms and conditions therefor in the Loan Agreement, which terms and conditions are hereby incorporated by reference, including the payment of all required Partial Release Prices (as defined in the Loan Agreement).

60. ERISA.

(a) Mortgagor shall not engage in any transaction which would cause any obligation, or action taken or to be taken, hereunder (or the exercise by Mortgagee of any of its rights under the Note, this Mortgage and the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b) As of the date hereof and throughout the term of this Mortgage, (i) Mortgagor is not and will not be an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to Title I of ERISA, and (ii) the assets of Mortgagor do not and will not constitute "plan assets" of one or more such plans for purposes of Title I of ERISA.

(c) As of the date hereof and throughout the term of this Mortgage, (i) Mortgagor is not and will not be a "governmental plan" within the meaning of Section 3(3) of ERISA, and (ii) transactions by or with Mortgagor are not and will not be subject to state statutes applicable to Mortgagor regulating investments of and fiduciary obligations with respect to governmental plans.

(d) Mortgagor further covenants and agrees to deliver to Mortgagee such certifications or other evidence from time to time throughout the term of the Mortgage, as requested by Mortgagee in its sole discretion, that (i) Mortgagor is not an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (ii) Mortgagor is not subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (iii) one or more of the following circumstances is true: (A) equity interests in Mortgagor are publicly offered securities,

within the meaning of 29 C.F.R. § 2510.3-101(b)(2); (B) less than 25 percent of each outstanding class of equity interests in Mortgagor are held by "benefit plan investors" within the meaning of 29 C.F.R. § 2510.3-101(f)(2); or (C) Mortgagor qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. § 2510.3-101(c) or (e) or an investment company registered under The Investment Company Act of 1940.

61. Duty to Defend. Upon written request by an Indemnified Party, Mortgagor shall defend such Indemnified Party (if requested by an Indemnified Party, in the name of the Indemnified Party) by attorneys and other professionals approved by the Indemnified Parties. Notwithstanding the foregoing, any Indemnified Parties may, in their sole and absolute discretion, engage their own attorneys and other professionals to defend or assist them, and, at the option of the Indemnified Parties, their attorneys shall control the resolution of claim or proceeding. Upon demand, Mortgagor shall pay or, in the sole and absolute discretion of the Indemnified Parties, reimburse, the Indemnified Parties for the payment of reasonable fees and disbursements of attorneys, engineers, and other professionals in connection therewith. Any amounts payable to any of the Indemnified Parties by reason of the application of Section 34 or this section shall be secured by this Mortgage and shall become immediately due and payable and shall bear interest at the Default Rate specified in the Note from the date loss or damage is sustained by any of the Indemnified Parties until paid.

62. Mortgagor's Expense. Mortgagor acknowledges and confirms that Mortgagee shall impose certain administrative processing and/or commitment fees in connection with (a) the extension, renewal, modification, amendment and termination of its loans, (b) the release or substitution of collateral therefor, (c) obtaining certain consents, waivers and approvals with respect to the Mortgaged Property, or (d) the review of any Lease or proposed Lease or the preparation or review of any subordination, non-disturbance. Mortgagor further acknowledges and confirms that it shall be responsible for the payment of all costs of reappraisal of the Mortgaged Property or any part thereof, whether required by law, regulation, Mortgagee or any governmental or quasi-governmental authority. Mortgagor hereby acknowledges and agrees to pay, immediately, with or without demand, all such fees (as the same may be increased or decreased from time to time), and any additional fees of a similar type or nature which may be imposed by Mortgagee from time to time, upon the occurrence of an event set forth in this section or otherwise. Wherever it is provided for herein that Mortgagor pay any costs and expenses, such costs and expenses shall include, but not be limited to, all legal fees and disbursements of Mortgagee, whether of retained firms, the reimbursement for the expenses of in-house staff or otherwise which expenses shall also shall include any and all paralegal and law clerk fees, support staff fees and costs, including costs attributable to litigation preparation, research, telephone expenses, depositions, process service. All expenses, charges, costs and fees described in this Paragraph 62 and Paragragh 63 below shall be so much additional Debt, shall bear interest from the date so incurred until paid at the Default Rate and shall be paid, together with said interest, by Mortgagor forthwith upon demand.

63. Attorneys' Fees. (a) Mortgagor shall pay all legal fees incurred by Mortgagee in connection with (i) the preparation of the Note, this Mortgage and the other Loan Documents; and (ii) the items set forth in Section 62 above, and (b) Mortgagor shall pay to Mortgagee on demand any and all expenses, including legal expenses and attorneys' fees, incurred or paid by Mortgagee in protecting its interest in the Mortgaged Property or in collecting any amount payable under the Note, Mortgage or other Loan Documents or enforcing its rights hereunder with respect to the Mortgaged Property, whether or not any legal proceeding is commenced hereunder or thereunder and whether or not any default or Event of Default shall have occurred and is continuing, together with interest thereon at the Default Rate from the date paid or incurred by Mortgagee, shall be additional Debt, until such expenses are paid by Mortgagor.

64. Construction Loan. The Note evidences a debt created by one or more disbursements made by Mortgagee to Mortgagor to finance the cost of the construction of certain improvements upon the Real Estate in accordance with the provisions of the Loan Agreement and this Mortgage is a construction mortgage as such term is defined in Section 9.1-334 of the Code. The terms and conditions recited and set forth in the Loan Agreement are fully incorporated in this Mortgage and made a part hereof, and an Event of Default under any of the conditions or provisions of the Loan Agreement shall constitute a default hereunder. Upon the occurrence of any such Event of Default, the holder of the Note may at its option declare the Debt immediately due and payable, or complete the construction of said improvements and enter into the necessary contracts therefore, in which case all money expended shall be so much additional Debt and any money expended in excess of the amount of the original principal shall be immediately due and payable with interest until paid at the Default Rate.

65. Compliance with Indiana Mortgage Foreclosure Law.

(a) If any provision in this Mortgage shall be inconsistent with any provision of the Act, provisions of the Act shall take precedence over the provisions of this Mortgage, but shall not invalidate or render unenforceable any other provision of this Mortgage that can be construed in a manner consistent with the Act.

(b) If any provision of this Mortgage shall grant to Mortgagee (including Mortgagee acting as a mortgagee-in-possessions) or a receiver appointed pursuant to the provisions of Paragraph 25 of this Mortgage any powers, rights or remedies prior to, upon or following the occurrence of an Event of Default which are more limited than the powers, rights or remedies that would otherwise be vested in Mortgagee or in such receiver under the Act in the absence of said provision, Mortgagee and such receiver shall be vested with the powers, rights and remedies granted in the Act to the full extent permitted by law.

(c) Without limiting the generality of the foregoing, all expenses incurred by Mortgagee which are the type referred to in the Act, whether incurred before or after any decree or judgment of foreclosure, and whether or not enumerated in this Mortgage, shall be added to the Debt and/or by the judgment of foreclosure.

66. Waiver of Rights. The Mortgagor hereby covenants and agrees that it will not at any time insist upon or plead, or in any manner claim or take any advantage of, any stay, exemption or extension law or any so-called "Moratorium Law" now or at any time hereafter in force providing for the valuation or appraisement of the Mortgaged Property, or any part thereof, prior to any sale or sales thereof to be made pursuant to any provisions herein contained, or to decree, judgment or order of any court of competent jurisdiction; or, after such sale or sales, claim or exercise any rights under any statute now or hereafter in force to redeem the property so sold, or any part thereof, or relating to the marshalling thereof, upon foreclosure sale or other enforcement hereof; and without limiting the foregoing:

(a) The Mortgagor hereby expressly waives any and all rights of reinstatement and redemption, if any, under any order or decree of foreclosure of this Mortgage, on its own behalf and on behalf of each and every person, it being the intent hereof that any and all such rights of reinstatement and redemption of the Mortgagor and of all other persons are and shall be deemed to be hereby waived to the full extent permitted by the provisions of the Act or other applicable law or replacement statutes;

(b) The Mortgagor will not invoke or utilize any such law or laws or otherwise hinder, delay or impede the execution of any right, power remedy herein or otherwise granted or delegated to the Mortgagee but will suffer and permit the execution of every such right, power and remedy as though no such law or laws had been made or enacted; and

(c) If the Mortgagor is a trustee, Mortgagor represents that the provisions of this paragraph (including the waiver of reinstatement and redemption rights) were made at the express direction of Mortgagor's beneficiaries and the persons having the power of direction over Mortgagor, and are made on behalf of the trust estate of Mortgagor and all beneficiaries of Mortgagor, as well as all other persons mentioned above.

67. Maximum Indebtedness. Notwithstanding anything contained herein to the contrary, in no event shall the Debt exceed an amount equal to $20,000,000; provided, however, in no event shall Mortgagee be obligated to advance funds in excess of the face amount of the Note.

68. No Merger. The parties hereto intend that the Mortgage and the lien hereof shall not merge in fee simple title to the Premises, and if Mortgagee acquires any additional or other interest in or to the Premises or the ownership thereof, then, unless a contrary intent is manifested by Mortgagee as evidenced by an express statement to that effect in an appropriate document duly recorded, this Mortgage and the lien hereof shall not merge in the fee simple title and this Mortgage may be foreclosed as if owned by a stranger to the fee simple title.

69. Revolving Loan. This Mortgage is given to secure a revolving credit loan and shall secure not only presently existing indebtedness under the Note, the Loan Agreement or any other Loan Documents but also future advances, whether such advances are obligatory or to be made at the option of the Mortgagee, or otherwise, as are made from and after the date hereof to the same extent as if such future advances were made on the date of the execution of this Mortgage,

although there may be no advance made at the time of execution of this Mortgage and although there may be no indebtedness outstanding at the time any advance is made. The lien of this Mortgage shall be valid as to all indebtedness including future advances, from the time of its filing for record in the County recorder's office where the Property is located. This Mortgage secures, among other indebtedness, a "revolving credit" arrangement. The total amount of indebtedness may increase or decrease from time to time, as provided in the RLC Note, and any disbursements which Mortgagee may make under this Mortgage, the Note or the Loan Agreement or any other document with respect hereto (e.g., for payment of taxes, insurance premiums or other advances to protect Mortgagee's liens and security interests, as permitted hereby) shall be additional Debt secured hereby. This Mortgage is intended to and shall be valid and have priority over all subsequent liens and encumbrances, including statutory liens, excepting solely taxes and assessments levied on the real estate, to the extent of the maximum amount secured hereby.

70. Waiver of Jury Trial. **MORTGAGOR HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS NOTE OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH INCLUDING, BUT NOT LIMITED TO THOSE RELATING TO (A) ALLEGATIONS THAT A PARTNERSHIP EXISTS BETWEEN MORTGAGEE AND MORTGAGOR; (B) USURY OR PENALTIES OR DAMAGES THEREFOR; (C) ALLEGATIONS OF UNCONSCIONABLE ACTS, DECEPTIVE TRADE PRACTICE, LACK OF GOOD FAITH OR FAIR DEALING, LACK OF COMMERCIAL REASONABLENESS, OR SPECIAL RELATIONSHIPS (SUCH AS FIDUCIARY, TRUST OR CONFIDENTIAL RELATIONSHIP); (D) ALLEGATIONS OF DOMINION, CONTROL, ALTER EGO, INSTRUMENTALITY, FRAUD, REAL ESTATE FRAUD, MISREPRESENTATION, DURESS, COERCION, UNDUE INFLUENCE, INTERFERENCE OR NEGLIGENCE; (E) ALLEGATIONS OF TORTIOUS INTERFERENCE WITH PRESENT OR PROSPECTIVE BUSINESS RELATIONSHIPS OR OF ANTITRUST; OR (F) SLANDER, LIBEL OR DAMAGE TO REPUTATION. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY MORTGAGOR, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. PAYEE IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY MORTGAGOR.**

[Signature page to follow]

IN WITNESS WHEREOF, the Mortgagor has executed this Mortgage as of the date and year first written above.

MORTGAGOR:

THE ESTRIDGE GROUP INC,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

PAUL E ESTRIDGE CORP,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT G

Loan No. __________

FORM OF DISBURSEMENT AUTHORIZATION

TO: RBC Mortgage Company, an Illinois corporation ("Lender")

RE: Residential Construction Line to THE ESTRIDGE GROUP, INC., an Indiana corporation; ESTRIDGE DEVELOPMENT CO., INC., an Indiana corporation; and PAUL E. ESTRIDGE CORP., an Indiana corporation ("Borrower") in the amount of not more than $10,000,000.00 outstanding at any one time (the "Loan", whether one or more)

Until otherwise instructed by the Borrower's execution of a replacement Disbursement Authorization on this form or in another form acceptable to Lender, all disbursements on the Loan are to be made to Borrower's credit in the following account:

Name of Branch: ______________________

Name of Bank: ______________________

ABA Number: ______________________

Account No.: ______________________

Account Name: ______________________

The following person(s), or any one of them acting alone if more than one person is identified is/are authorized to execute disbursement requests or to authorize Lender to make disbursements on the Loan:

Typed or Printed Name	Typed or Printed Title	Signature
Typed or Printed Name	Typed or Printed Title	Signature
Typed or Printed Name	Typed or Printed Title	Signature

Lender shall not be authorized to make disbursements to any other account without written authorization in a form acceptable to lender and signed by the undersigned.

This Authorization and the authority of the individuals named above shall remain in effect until Borrower notifies Lender in writing of any change.

Dated: ______________________

THE ESTRIDGE GROUP INC,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

PAUL E ESTRIDGE CORP,
an Indiana corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

Exhibit 6.5

Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002

Loan No. __________

REVOLVING NOTE

NOTE
$10,000,000.00

May 22, 2002

FOR VALUE RECEIVED, **THE ESTRIDGE GROUP INC**, an Indiana corporation, **ESTRIDGE DEVELOPMENT COMPANY, INC.**, an Indiana corporation, and **PAUL E ESTRIDGE CORP**, an Indiana corporation, an Indiana corporation (hereinafter collectively referred to as "Maker", whether one or more), each jointly and severally promises to pay to the order of **RBC MORTGAGE COMPANY**, an Illinois corporation, its successors and assigns (hereinafter referred to as "Payee"), at the office of Payee or its agent, designee, or assignee at 11011 Richmond Avenue, Suite 850, Houston, Texas 77042, Attention: Loan Servicing, or at such place as Payee or its agent, designee, or assignee may from time to time designate in writing, the principal sum of Ten Million and No/100 Dollars ($10,000,000.00), in lawful money of the United States of America, with interest thereon to be computed on the unpaid principal balance from time to time outstanding at the Applicable Interest Rate (hereinafter defined) at all times prior to the occurrence of an Event of Default (as defined in the Mortgage), and to be paid in installments as follows:

> **Interest on the unpaid principal balance shall be due and payable monthly as it accrues, on the first day of each calendar month commencing June 1, 2002 and continuing regularly and monthly thereafter on the first day of each calendar month.**

and the balance of said principal sum, together with accrued and unpaid interest and any other amounts due under this Note shall be due and payable on the 22nd day of May, 2004 or upon earlier maturity hereof whether by acceleration or otherwise (the "Maturity Date"). Interest on the principal sum of this Note shall be calculated on the basis of the actual number of days elapsed in the applicable calendar month multiplied by a daily rate based upon a 360 day year, and in any event interest calculated with reference to the maximum rate permitted by applicable law shall be calculated by multiplying the actual number of days elapsed in such period by a daily rate based on a year of 365/366 days (as applicable). Monthly payments under this Note shall be applied first to the payment of interest and other costs and charges due in connection with this Note or the Debt (hereinafter defined), as Payee may determine in its sole discretion, and the balance shall be applied toward the reduction of the principal sum. All amounts due under this Note shall be payable without setoff, counterclaim or any other deduction whatsoever.

All or any portion of the principal of this Note may be advanced, repaid, and re-advanced from time to time prior to maturity for the sole purposes stated in accordance with the provisions of the Loan Documents (hereinafter defined). The excess of advances over repayments will be the outstanding principal balance of this Note. The aggregate of all advances made under this Note may exceed the face amount of this Note, but the outstanding principal balance of this Note may never exceed the face amount of this Note at any one time.

The term "Applicable Interest Rate" means from the date of this Note through and including the Maturity Date, a per annum interest rate (the "Contract Rate") that shall from month to month be equal to the lesser of (a) the Highest Lawful Rate, or (b) an adjustable rate calculated each month as the sum of:

(i) Three and 00/hundredths percent (3.00%) (the "Adjustable Interest Rate Spread"), plus

(ii) The London Interbank Offered Rate for one-month (the "30-Day LIBOR") (the "Index Rate") listed in The Wall Street Journal published on the first Business Day (as defined in the Loan Agreement) in each month.

The determination by Payee of the Index Rate shall be binding upon Maker absent manifest error on the part of Payee in so determining that rate. The Index Rate used in calculating the first monthly interest payment on the Loan shall be based on the Index Rate listed in The Wall Street Journal published on the first Business Day of the calendar month during which this Note is executed. Subject to the limitations of subparagraphs (i) and (ii) of the preceding paragraph, the Contract Rate shall be adjusted as of the first day of each calendar month during the term

of the Loan ("Interest Rate Adjustment Dates"), and the Index Rate listed in The Wall Street Journal published on the first Business Day in each calendar month shall be used to determine the Contract Rate for that calendar month.

If The Wall Street Journal ceases to publish or display the 30-Day LIBOR, Payee shall select a comparable publication or service to determine the 30-day LIBOR and shall provide notice thereof to Maker. If Payee at any time determines, in the sole but reasonable exercise of its discretion, that it has miscalculated the amount of the monthly payment of interest (whether because of a miscalculation of the Contract Rate or otherwise), Payee shall give notice to Maker of the corrected amount of such monthly payment (and the corrected Index Rate, if applicable) and (a) if the corrected amount of such monthly payment represents an increase thereof, then Maker shall, within ten (10) calendar days thereafter, pay to Payee any sums Maker would have otherwise been obligated to pay to Payee had the amount of such monthly payment not been miscalculated, or (b) if the corrected amount of such monthly payment represents a decrease thereof and Maker is not otherwise in breach or default under any of the terms and provisions of this Note or other Loan Documents (hereinafter defined) then Maker shall within ten (10) calendar days thereafter receive a credit against the Loan in an amount equal to the sums that Maker would not have otherwise been obligated to pay to Payee had the amount of such monthly payment not been miscalculated.

This Note is secured by, and Payee is entitled to the benefits of, the Loan Agreement, the Mortgage, and the other Loan Documents (hereinafter defined). The term "Loan Agreement" means the Loan Agreement (Guidance Line Agreement) dated the date hereof executed by Maker, as borrower, and Payee, as lender. The term "Mortgage" means the Master Mortgage, Security Agreement, and Fixture Financing Statement with Assignment of Leases and Rents given by Maker for the use and benefit of Payee covering the estate of Maker in certain premises as more particularly described therein (the "Mortgaged Property"). The term "Loan Documents" refers collectively to this Note, the Loan Agreement, the Mortgage, and any and all other documents executed in connection with this Note or now or hereafter executed by Maker and/or others and by or in favor of Payee, which wholly or partially secure or guarantee payment of this Note or pertains to indebtedness evidenced by this Note.

If any installment payable under this Note (including the final installment due on the Maturity Date) is not received by Payee within ten (10) days after the date on which it is due (without regard to any applicable cure and/or notice period), Maker shall pay to Payee upon demand an amount equal to the lesser of (a) five percent (5%) of such unpaid sum or (b) the maximum amount permitted by applicable law to defray the expenses incurred by Payee in handling and processing such delinquent payment and to compensate Payee for the loss of the use of such delinquent payment, and such amount shall be secured by the Loan Documents. The term "Debt" means, collectively, (i) the unpaid principal balance of and the accrued but unpaid interest on this Note, (ii) all other sums due, payable or reimbursable to Payee under the Loan Documents (including, without limitation, sums due or payable by Maker for deposit into the Tax and Insurance Escrow Fund as defined in the Mortgage, the Replacement Escrow Fund as defined in the Mortgage, and any other escrows established or required under the Loan Documents), and (iii) any and all other liabilities and obligations of Maker under this Note or the other Loan Documents.

An Event of Default under the Mortgage shall be an Event of Default hereunder.

So long as an Event of Default exists, Payee may, at its option, without notice or demand to Maker, declare the Debt immediately due and payable. All remedies hereunder, under the Loan Documents and at law or in equity shall be cumulative. In the event that it should become necessary to employ counsel to collect the Debt or to protect or foreclose the security for the Debt or to defend against any claims asserted by Maker arising from or related to the Loan Documents, Maker also agrees to pay to Payee on demand all costs of collection or defense incurred by Payee, including reasonable attorneys' fees for the services of counsel whether or not suit be brought.

Upon the occurrence of an Event of Default, Maker shall pay interest on the entire unpaid principal sum and any other amounts due under the Loan Documents at the rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) five percent (5%) above the Contract Rate in effect at the time of the occurrence of the Event of Default (the "Default Rate"). The Default Rate shall be computed from the occurrence of the Event of Default until the actual receipt and collection of a sum of money determined by Payee to be sufficient to cure the Event of Default. Amounts of interest accrued at the Default Rate shall constitute a portion of the Debt, and shall be deemed secured by the Loan Documents. This clause, however, shall not be construed as an agreement or privilege to extend the date of the payment of the Debt, nor as a waiver of any other right or remedy accruing to Payee by reason of the occurrence of any Event of Default.

It is expressly stipulated and agreed to be the intent of Maker and Payee at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits Payee to contract for, charge, take, reserve or receive a greater amount of interest than under state law) and that this paragraph shall control every other covenant and agreement in this Note and the other Loan Documents. If the applicable law (state or federal) is ever judicially interpreted so as to render usurious any amount called for under this Note or under any of the other Loan Documents, or contracted for, charged, taken, reserved or received with respect to the indebtedness evidenced by this Note and the other Loan Documents, or if Payee's exercise of the option to accelerate the maturity of this Note, or if any prepayment by Maker results in Maker having paid any interest in excess of that permitted by applicable law, then it is Maker's and Payee's express intent that all excess amounts theretofore collected by Payee be credited on the principal balance of this Note (or, if this Note has been or would thereby be paid in full, refunded to Maker), and the provisions of this Note and the other Loan Documents immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder. All sums paid or agreed to be paid to Payee for the use, forbearance and detention of the indebtedness evidenced hereby and by the other Loan Documents shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of such indebtedness until payment in full so that the rate or amount of interest on account of such indebtedness does not exceed the maximum rate permitted under applicable law (the "Highest Lawful Rate") from time to time in effect and applicable to the indebtedness evidenced hereby for so long as such indebtedness remains outstanding. Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, it is not the intention of Payee to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

Except as specifically provided in the Loan Documents, Maker and any endorsers, sureties or guarantors hereof jointly and severally waive presentment and demand for payment, notice of intent to accelerate maturity, notice of acceleration of maturity, protest and notice of protest and nonpayment, all applicable exemption rights, valuation and appraisement, notice of demand, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note and the bringing of suit and diligence in taking any action to collect any sums owing hereunder or in proceeding against any of the rights and collateral securing payment hereof. Maker and any surety, endorser or guarantor hereof agree (i) that the time for any payments hereunder may be extended from time to time without notice and consent, (ii) to the acceptance of further collateral, (iii) the release of any existing collateral for the payment of this Note, (iv) to any and all renewals, waivers or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and/or (v) that additional makers, endorsers, guarantors or sureties may become parties hereto all without notice to them and without in any manner affecting their liability under or with respect to this Note. No extension of time for the payment of this Note or any installment hereof shall affect the liability of Maker under this Note or any endorser or guarantor hereof even though Maker or such endorser or guarantor is not a party to such agreement.

Failure of Payee to exercise any of the options granted herein to Payee upon the happening of one or more of the events giving rise to such options shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other event. The acceptance by Payee of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the options granted herein to Payee at that time or at any subsequent time or nullify any prior exercise of any such option without the express written acknowledgment of Payee.

Maker shall have the right to prepay, at any time and from time to time without premium or penalty, the entire unpaid principal balance of this Note or any portion thereof, but must also pay the amount of then accrued but unpaid interest on the amount of principal being so prepaid. Any such partial prepayments of principal shall be applied in inverse order of maturity to the last maturing installment(s) of principal.

Nothing herein shall be deemed to be a waiver of any right which Payee may have under Sections 506(a), 506(b), 1111(b) or any other provisions of the Bankruptcy Code to file a claim for the full amount of the Debt secured by the Loan Documents or to require that all collateral shall continue to secure all of the Debt owing to Payee in accordance with this Note and the other Loan Documents.

Maker (and the undersigned representative of Maker, if any) represents that Maker has full power, authority and legal right to execute, deliver and perform its obligations pursuant to this Note and the other Loan Documents and that this Note and the other Loan Documents constitute legal, valid and binding obligations of Maker. Maker further represents that the loan evidenced by the Loan Documents was made for business or commercial purposes and not for personal, family or household use.

All notices or other communications required or permitted to be given pursuant hereto shall be given in the manner and shall be effective as specified in the Mortgage, directed to the parties at their respective addresses as provided therein.

References to particular sections of the Loan Documents shall be deemed references to such sections as affected by other provisions of the Loan Documents relating thereto.

Payee shall have the unrestricted right at any time or from time to time to sell this Note and the loan evidenced by this Note and the Loan Documents or participation interests therein. Maker shall execute, acknowledge and deliver any and all instruments requested by Payee to satisfy such purchasers or participants that the unpaid indebtedness evidenced by this Note is outstanding upon the terms and provisions set out in this Note and the other Loan Documents. To the extent, if any specified in such assignment or participation, such assignee(s) or participant(s) shall have the rights and benefits with respect to this Note and the other Loan Documents as such assignee(s) or participant(s) would have if they were the Payee hereunder.

MAKER HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS NOTE OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH INCLUDING, BUT NOT LIMITED TO THOSE RELATING TO (A) ALLEGATIONS THAT A PARTNERSHIP EXISTS BETWEEN PAYEE AND MAKER; (B) USURY OR PENALTIES OR DAMAGES THEREFOR; (C) ALLEGATIONS OF UNCONSCIONABLE ACTS, DECEPTIVE TRADE PRACTICE, LACK OF GOOD FAITH OR FAIR DEALING, LACK OF COMMERCIAL REASONABLENESS, OR SPECIAL RELATIONSHIPS (SUCH AS FIDUCIARY, TRUST OR CONFIDENTIAL RELATIONSHIP); (D) ALLEGATIONS OF DOMINION, CONTROL, ALTER EGO, INSTRUMENTALITY, FRAUD, REAL ESTATE FRAUD, MISREPRESENTATION, DURESS, COERCION, UNDUE INFLUENCE, INTERFERENCE OR NEGLIGENCE; (E) ALLEGATIONS OF TORTIOUS INTERFERENCE WITH PRESENT OR PROSPECTIVE BUSINESS RELATIONSHIPS OR OF ANTITRUST; OR (F) SLANDER, LIBEL OR DAMAGE TO REPUTATION. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY MAKER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. PAYEE IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY MAKER.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE IN WHICH THE REAL PROPERTY ENCUMBERED BY THE MORTGAGE IS LOCATED (WITHOUT REGARD TO ANY CONFLICT OF LAWS PRINCIPLES) AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. MAKER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE IN WHICH THE MORTGAGED PROPERTY IS LOCATED IN CONNECTION WITH ANY PROCEEDING OUT OF OR RELATING TO THIS NOTE.

THE PROVISIONS OF THIS NOTE AND THE LOAN DOCUMENTS MAY BE AMENDED OR REVISED ONLY BY AN INSTRUMENT IN WRITING SIGNED BY MAKER AND PAYEE. THIS NOTE AND ALL THE OTHER LOAN DOCUMENTS EMBODY THE FINAL, ENTIRE AGREEMENT OF MAKER AND PAYEE AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED OR

VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF MAKER AND PAYEE. THERE ARE NO ORAL AGREEMENTS BETWEEN MAKER AND PAYEE.

[The remainder of this page is left blank intentionally]

Executed as of the date set forth above.

MAKER:

THE ESTRIDGE GROUP INC,
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Its: Asst. Secy

ESTRIDGE DEVELOPMENT COMPANY, INC.,
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Its: Asst. Secy

PAUL E ESTRIDGE CORP,
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Its: Asst. Secy.

Exhibit 6.6

Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005

MODIFICATION OF LOAN DOCUMENTS

THIS MODIFICATION OF LOAN DOCUMENTS (this "Agreement") is made as of the _____ day of June, 2005, by and among **THE ESTRIDGE GROUP, INC.**, an Indiana corporation, **ESTRIDGE DEVELOPMENT COMPANY, INC.**, an Indiana corporation, and **PAUL E. ESTRIDGE CORP.**, an Indiana corporation (individually and collectively, the "Borrower"), **PAUL E. ESTRIDGE, JR.** ("Guarantor") and **RBC CENTURA BANK**, a North Carolina banking corporation, and its successors and assigns ("Lender").

RECITALS:

A. Lender has heretofore made a loan ("Loan") to Borrower in the principal amount of Fifteen Million Dollars ($15,000,000.00) pursuant to the terms and conditions of a Loan Agreement dated as of May 22, 2002 between Borrower and Lender (as amended, the "Loan Agreement", all terms not otherwise defined herein shall have the meanings set forth in the Loan Agreement), and as evidenced by a Revolving Note dated May 22, 2002, in the principal amount of the Loan made payable by Borrower to the order of Lender (as amended, "Note").

B. The Note is secured by, among other things, (i) that certain Master Mortgage, Security Agreement and Fixture Financing Statement with Assignment of Leases and Rents dated May 22, 2002 from Borrower to Lender recorded with the Office of the Recorder of Marion County, Indiana on June 13, 2002, as Instrument No. 2002-0112455 ("Marion County Mortgage"), (ii) that certain Master Mortgage, Security Agreement and Fixture Financing Statement with Assignment of Leases and Rents dated May 22, 2002 from Borrower to Lender recorded with the Office of the Recorder of Hamilton County, Indiana on June 12, 2002, as Instrument No. 2002-00042185 ("Hamilton County Mortgage"), (iii) that certain Master Mortgage, Security Agreement and Fixture Financing Statement with Assignment of Leases and Rents dated July 31, 2002 from Borrower to Lender recorded with the Office of the Recorder of Boone County, Indiana on August 7, 2002, as Instrument No. 0211144 ("Boone County Mortgage"), (iv) that certain Indemnity Agreement dated May 22, 2002 from Borrower and Guarantor to Lender (the "Indemnity Ageement"); and (iii) certain other loan documents (the Loan Agreement, the Guaranty, the Note, the Indemnity Agreement, and the other documents evidencing, securing and guarantying the Loan, in their original form and as amended, are sometimes collectively referred to herein as the "Loan Documents").

C. The Loan is further secured by a Guaranty dated May 22, 2002 from Guarantor to Lender (the "Guaranty").

D. Borrower desires to amend the Loan Documents in order to extend the Initial Advance Period Termination Date and Maturity Date as set forth herein.

AGREEMENTS:

NOW, THEREFORE, in consideration of (i) the facts set forth hereinabove (which are hereby incorporated into and made a part of this Agreement), (ii) the agreements by Lender to

modify the Loan Documents, as provided herein, (iii) the covenants and agreements contained herein, and (iv) for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. **Initial Advance Period Termination Date**. The Initial Advance Period Termination Date of the Loan Agreement is extended to May 22, 2006. Any references in the Loan Documents to the Initial Advance Period Termination Date shall mean May 22, 2006.

2. **Maturity Date**. The Maturity Date of the Note is extended to May 22, 2007. Any reference in any Loan Document to the Maturity Date shall mean May 22, 2007.

3. **Representations and Warranties of Borrower.** Borrower hereby represents, covenants and warrants to Lender as follows:

(a) The representations and warranties in the Loan Agreement, the Marion County Mortgage, the Hamilton County Mortgage, the Boone County Mortgage and the other Loan Documents are true and correct as of the date hereof.

(b) There is currently no Event of Default under the Loan Agreement, the Marion County Mortgage, the Hamilton County Mortgage, the Boone County Mortgage or the other Loan Documents and Borrower does not know of any event or circumstance which with the giving of notice or passing of time, or both, would constitute an Event of Default under the Loan Agreement, the Marion County Mortgage, the Hamilton County Mortgage, the Boone County Mortgage or the other Loan Documents.

(c) The Loan Documents are in full force and effect and, following the execution and delivery of this Agreement, they continue to be the legal, valid and binding obligations of Borrower enforceable in accordance with their respective terms, subject to limitations imposed by general principles of equity.

(d) There has been no material adverse change in the financial condition of Borrower, Guarantor or any other party whose financial statement has been delivered to Lender in connection with the Loan from the date of the most recent financial statement received by Lender.

(e) As of the date hereof, Borrower has no claims, counterclaims, defenses, or set-offs with respect to the Loan or the Loan Documents as modified herein.

(f) Borrower is validly existing under the laws of the State of its formation or organization and has the requisite power and authority to execute and deliver this Agreement and to perform the Loan Agreement and Loan Documents as modified herein. The execution and delivery of this Agreement and the performance of the Loan Agreement and the Loan Documents as modified herein have been duly authorized by all requisite action by or on behalf of Borrower. This Agreement has been duly executed and delivered on behalf of Borrower.

4. **Reaffirmation of Guaranty.** Guarantor ratifies and affirms the Guaranty and agrees that the Guaranty is in full force and effect following the execution and delivery of this Agreement. The representations and warranties of Guarantor in the Guaranty are, as of the date hereof, true and correct and Guarantor does not know of any default thereunder. The Guaranty continues to be the valid and binding obligation of Guarantor, enforceable in accordance with its terms and Guarantor has no claims or defenses to the enforcement of the rights and remedies of Lender thereunder, except as provided in the Guaranty.

5. **Expenses.** As a condition precedent to the agreements contained herein, Borrower shall pay all out-of-pocket costs and expenses incurred by Lender in connection with this Agreement, including, without limitation, title charges, recording fees, appraisal fees and attorneys' fees and expenses.

6. **AML Representations, Warranties and Covenants.** (a) Borrower and Guarantor represent and warrant to Lender as follows, and acknowledge that such representations and warranties shall be continuing representations and warranties from Borrower and Guarantor to Lender:

(i) Borrower and Guarantor are and shall remain in compliance with the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation, regulations or executive orders relating thereto, and the Uniting and Strengthening America By Providing Appropriate Tools Required To Intercept and Obstruct Terrorism Act (USA Patriot Act of 2001), as amended, and any other enabling legislation, regulations or executive orders relating thereto;

(ii) Borrower and Guarantor are and shall remain in compliance with 31 U.S.C., Section 5313, as amended, 31 C.F.R. Section 103.22, as amended, and any similar laws or regulations involving currency transaction reports or disclosures relating to transactions in currency of more than $10,000.00, or of more than any other minimum amount specified by any laws or regulations; and

(iii) Borrower and Guarantor (A) are not a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (B) do not engage in any dealings or transactions prohibited by Section 2 of such executive order, or are otherwise associated with any such person in any manner violative of Section 2, or (C) are not a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury's Office of Foreign Assets Control regulation or executive order.

(b) Borrower and Gurantor covenant and agree with Lender that no part of any loan proceeds or advances evidenced by or referenced in this Agreement, and no part of any other amounts or sums derived from any property which secures repayment of such loan proceeds or advances, including, without limitation, any accounts, payment intangibles, money, rents, issues or profits, will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

7. **Miscellaneous.**

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

(b) This Agreement shall not be construed more strictly against Lender than against Borrower or Guarantor merely by virtue of the fact that the same has been prepared by counsel for Lender, it being recognized that Borrower, Guarantor and Lender have contributed substantially and materially to the preparation of this Agreement, and Borrower, Guarantor and Lender each acknowledges and waives any claim contesting the existence and the adequacy of the consideration given by tile other in entering into this Agreement. Each of the parties to this Agreement represents that it has been advised by its respective counsel of the legal and practical effect of this Agreement, and recognizes that it is executing and delivering this Agreement, intending thereby to be legally bound by the terms and provisions thereof, of its own free will, without promises or threats or the exertion of duress upon it. The signatories hereto state that they have read and understand this Agreement, that they intend to be legally bound by it and that they expressly warrant and represent that they are duly authorized and empowered to execute it.

(c) Notwithstanding the execution of this Agreement by Lender, the same shall not be deemed to constitute Lender a venturer or partner of or in any way associated with Borrower or Guarantor nor shall privity of contract be presumed to have been established with any third party.

(d) Borrower, Guarantor and Lender each acknowledges that there are no other understandings, agreements or representations, either oral or written, express or implied, that are not embodied in the Loan Documents and this Agreement, which collectively represent a complete integration of all prior and contemporaneous agreements and understandings of Borrower, Guarantor and Lender; and that all such prior understandings, agreements and representations are hereby modified as set forth in this Agreement. Except as expressly modified hereby, the terms of the Loan Documents are and remain unmodified and in full force and effect.

(e) This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

(f) Any references to the "Loan Agreement," the "Note," the "Guaranty" or the "Loan Documents" contained in any of the Loan Documents shall be deemed to refer to the Loan Agreement, the Note, the Guaranty and the other Loan Documents as amended hereby. The paragraph and section headings used herein are for convenience only and shall not limit the substantive provisions hereof. All words herein which are expressed in the neuter gender shall be deemed to include the masculine, feminine and neuter genders. Any word herein which is expressed in the singular or plural shall be deemed, whenever appropriate in the context, to include the plural and the singular.

(g) This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one original Agreement.

(h) Time is of the essence of each of Borrower's obligations under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement dated as of the day and year first above written.

LENDER:

RBC CENTURA BANK, a North Carolina banking corporation

By: ______________________
Name: ______________________
Title: ______________________

BORROWER:

THE ESTRIDGE GROUP, INC., an Indiana corporation

By: ______________________
Michael J. Keller, CFO

ESTRIDGE DEVELOPMENT COMPANY, INC., an Indiana corporation

By: ______________________
Michael J. Keller, CFO

PAUL E. ESTRIDGE CORP., an Indiana corporation

By: ______________________
Michael J. Keller, CFO

GUARANTOR:

____
PAUL E. ESTRIDGE, JR.

STATE OF INDIANA)
)SS:
COUNTY OF ___________)

Before me, Notary Public in and for said County and State, personally appeared Michael J. Keller, CFO of The Estridge Group, Inc., an Indiana corporation, who acknowledged the execution of the above and foregoing Modification of Loan Documents for and on behalf of said corporation.

WITNESS my Hand and Notarial Seal this ________ day of __________, 2005.

____
Notary Public

My Commission Expires:
____

____
Printed:

My County of Residence:
____

STATE OF INDIANA)
)SS:
COUNTY OF ___________)

Before me, Notary Public in and for said County and State, personally appeared Michael J. Keller, CFO of Estridge Development Company, Inc., an Indiana corporation, who acknowledged the execution of the above and foregoing Modification of Loan Documents for and on behalf of said corporation.

WITNESS my Hand and Notarial Seal this ___________ day of ___________, 2005.

____
Notary Public

My Commission Expires:
____

____
Printed:

My County of Residence:
____

STATE OF INDIANA)
)SS:
COUNTY OF ___________)

Before me, Notary Public in and for said County and State, personally appeared Michael J. Keller, CFO of Paul E. Estridge Corp., an Indiana corporation, who acknowledged the execution of the above and foregoing Modification of Loan Documents for and on behalf of said corporation.

WITNESS my Hand and Notarial Seal this ______ day of ____________, 2005.

____
Notary Public

My Commission Expires:
____

____
Printed:

My County of Residence:
____

STATE OF INDIANA)
)SS:
COUNTY OF ___________)

Before me, Notary Public in and for said County and State, personally appeared Paul E. Estridge, Jr. who acknowledged the execution of the above and foregoing Modification of Loan Documents.

WITNESS my Hand and Notarial Seal this ______ day of ____________, 2005.

____
Notary Public

My Commission Expires:
____

____
Printed:

My County of Residence:
____

STATE OF INDIANA)
)SS:
COUNTY OF ____________)

Before me, Notary Public in and for said County and State, personally appeared ____________________, a ____________________ of RBC Centura Bank, a North Carolina banking corporation, who acknowledged the execution of the above and foregoing Modification of Loan Documents for and on behalf of said banking corporation.

WITNESS my Hand and Notarial Seal this _______ day of _____________, 2005.

____
Notary Public

My Commission Expires:
____

____
Printed:

My County of Residence:
____

Exhibit 6.7

Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001

MASTER REVOLVING CREDIT DISBURSEMENT AND SECURITY AGREEMENT

THIS MASTER REVOLVING CREDIT DISBURSEMENT AND SECURITY AGREEMENT (the "Agreement"), dated this 23rd day of August, 2001, by and between **THE ESTRIDGE GROUP, INC.** and **PAUL E. ESTRIDGE CORP.**, each an Indiana corporation (collectively the "Borrower") with their principal offices at 1041 W. Main Street, Carmel, Indiana 46032, and **NATIONAL CITY BANK OF INDIANA**, a national banking association maintaining a banking office at One National City Center, Indianapolis, Indiana 46255 (the "Bank").

WITNESSETH:

WHEREAS, Bank has agreed to extend to Borrower a single master credit facility in the principal amount of Seven Million and No/100 Dollars ($7,000,000.00) to finance the construction of Residences within the Development in strict accordance with this Agreement; and

WHEREAS, Bank and Borrower intend for this Agreement to provide for the protocol through which Bank shall make various Loans from the Master Revolving Credit Facility for the construction of Residences, which Loans shall be evidenced by a separate Note for each Residence and secured by a Mortgage against the Real Estate.

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Definitions. The following capitalized terms used herein shall have the meanings ascribed to them below:

(a) "Advance" means a disbursement of loan proceeds of the Master Revolving Credit Facility.

(b) "Affiliate" means any individual, proprietorship, partnership, joint venture, corporation, limited liability company, association, trust, unincorporated association or other entity directly or indirectly controlling, controlled by or under common control of or along with a Borrower, including all directors, officers or managers of a Borrower.

(c) "Agreement" means this Master Revolving Credit Disbursement And Security Agreement between the Borrower and Bank.

(d) "Agreement Date" means August 23, 2001.

(e) "Applicable Rate" means the Prime Lending Rate plus Fifty (50) basis points.

(f) "Application for Advance" shall mean the form executed by any authorized representative of the Borrower for an Advance under the Master Revolving Credit Facility from the Bank, the present form of which is attached hereto as Exhibit A.

(g) "Approved Direct Costs" shall mean those costs incurred or to be incurred by Borrower for work, labor and materials associated with the actual physical construction of the Residences, including the costs of acquiring the Real Estate.

(h) "Bank" shall mean National City Bank of Indiana, national banking association having its principal office at One National City Center, Indianapolis, Indiana 46255.

(i) "Banking Day" means any day on which Bank is open to the public for carrying on substantially all of its banking functions.

(j) "Borrower" means, collectively, The Estridge Group, Inc. and Paul E. Estridge Corp., each an Indiana corporation with its principal office at 1041 W. Main Street, Carmel, Indiana 46032.

(k) "Close" or "Closing" shall mean the initial Advance of each Loan.

(l) "Closing Date" means the date upon which the Closings occur.

(m) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(n) "Collateral" means, with respect to the Borrower, all of the Borrower's assets encumbered by the grant of a security interest to secure the Master Revolving Credit Facility, including all of Borrower's right, title and interest in, to, and under the following:

i. any present or future construction contracts or other agreements by and between Borrower and various individuals or entities, under various dates, associated with the construction of Residences on the Real Estate;

ii. any and all engineering surveys, reports, and plans related to the Real Estate, including, without limitation, those prepared or to be prepared in connection with the Residences;

iii. any and all Plans and Specifications prepared or to be prepared by or on behalf of Borrower for the design of the Residences to be constructed on the Real Estate, including Borrower's interest in and to all Plans and Specifications, shop drawings, working drawings, surveys, engineering reports, and related papers;

iv. all licenses, permits, approvals, certificates, and agreements with or from all boards, agencies, utilities and departments, governmental or otherwise, relating, directly or indirectly, to the ownership, development, construction, improvement, use, operation, and/or maintenance of the Real Estate and the

Residences to be constructed thereon by Borrower, whether heretofore or hereafter issued or executed;

v. all contracts, subcontracts, agreements, service agreements, warranties, and/or purchase orders which have heretofore been or will hereafter be executed by or on behalf of Borrower, or which have been or hereafter shall be assigned to Bank, in connection with the ownership, development, construction, improvement, use, operation, and/or maintenance of the Real Estate and/or the Residences to be constructed thereon;

vi. any and all contracts for the providing of labor and/or material to the Real Estate for the purpose of developing the Real Estate and constructing Residences.

(o) "Continuing Guaranties" means each Continuing Guaranty executed by Guarantor in favor of the Bank in connection with the Loan.

(r) "Contract Home" shall mean any Residence that Borrower undertakes to build that, at the time of the Loan Closing, is subject to an existing Purchase Contract.

(p) "Default Rate" means the effective rate of interest on the applicable Note, plus three percent (3%) per annum.

(s) "Development" shall mean the 796 lot planned unit development community located in Westfield, Indiana at Springmill Road and 156th Street and commonly referred to as the Centennial Development.

(p) "Event of Default" means any of the events set forth in Section 10 of this Agreement.

(q) "Final Maturity" shall mean the date established in each Note upon which all outstanding principal and accrued and unpaid interest for the corresponding Loan shall become due, unless earlier terminated or accelerated pursuant to this Agreement.

(t) "GAAP" means generally accepted accounting principles, consistently applied.

(u) "Guarantor" shall mean collectively the following persons: Estridge Development Company, Inc. and Paul E. Estridge, Jr.

(v) "Loan" shall mean each loan extended for the construction of a separate residence under the Master Revolving Credit Facility (as consecutively identified Loan No. 1, Loan No. 2, etc.) as funded by Bank pursuant to section 2.2 of this Agreement, each Loan being represented by a separate Note.

(w) "Loan Documents" means this Agreement, the Notes, the Mortgages, the Continuing Guaranties and any other agreement, collateral assignment or other document delivered to Bank from time-to-time in connection with the Loan.

(x) "Master Revolving Credit Facility" shall mean the credit facility extended by Bank to Borrower pursuant to this Agreement in the principal amount not to exceed Seven Million and No/100 Dollars ($7,000,000.00).

(y) "Material" or "Materially" means any event, change, or effect that is material to the operations, results from operations, properties, assets (including intangible assets), condition (financial or other) or prospects of the Borrower.

(z) "Mortgage" means various real estate mortgages, between Bank and Borrower, executed at the time of each new Loan and encumbering various subdivided lots of Real Estate within the Development. A form of Mortgage is attached hereto as Exhibit C.

(aa) "Note" shall mean each consecutively identified promissory note payable to Bank from Borrower evidencing each Loan funded pursuant to this Agreement, as amended, modified and extended from time to time. A form of Note is attached hereto as Exhibit D.

(bb) "Purchase Contract" shall mean any contract between Borrower and a third party for either i) the purchase of a Residence to be constructed by Borrower within the Development; or ii) the purchase of an existing Spec Home (or partially completed Spec Home) constructed by Borrower. Each Purchase Contract shall stipulate the amount of earnest money deposited with Borrower and shall have no contingencies other than the delivery of the Residence from Borrower to the owner.

(cc) "Plans and Specifications" shall mean any and all engineering surveys, reports, and plans related to the design and construction of Residences within the Development, including, without limitation: all plans and specifications, shop drawings, working drawings, surveys, engineering reports, and related papers.

(dd) "Prime Lending Rate" shall mean a fluctuating rate of interest which is publicly announced from time-to-time by Bank, at its principal place of business in Indianapolis as being its "Prime" thereafter in effect, with each change in the Prime Lending Rate automatically and without notice changing the Applicable Rate, hereunder. Borrower acknowledges that the Prime Lending Rate is adjustable daily and is not necessarily the lowest rate of interest then available from Bank.

(ee) "Real Estate" any subdivided plat of real property located within the Development, owned by Borrower and upon which a Residence shall be constructed.

(ff) "Residence" shall mean any single family residence, town home or other structure to be financed with a Loan and constructed within the Development.

(gg) "Spec Home" shall mean any town home that Borrower undertakes to build and subsequently market that is not subject to an existing Purchase Contract.

1.2 Unless specifically defined herein, all terms shall have the meanings as defined in the Uniform Commercial Code as it is in effect from time to time in Indiana, unless the context or specific reference thereto otherwise requires; and all other words and terms in this Agreement, if accounting terms, shall be construed in accordance with their ordinary and accepted meaning under GAAP, and otherwise shall be construed in accordance with the ordinary and accepted meaning thereof within the context used.

SECTION 2.1 Master Revolving Credit Facility. Subject to the Bank's rights of acceleration and of any other rights or remedies of the Bank and to the satisfaction of the conditions set forth herein, the Bank agrees to lend and Borrower accepts and may borrow an amount not to exceed Seven Million and No/100 Dollars ($7,000,000.00). Borrower shall be entitled to obtain from Bank various Loans from the Master Revolving Credit Facility, with each Loan evidenced by a separate Note and secured by a separate Mortgage. The proceeds of the Master Revolving Credit Facility may be advanced, repaid and re-advanced until Final Maturity of all outstanding Loans. No new Loan shall be funded after February 1, 2002, notwithstanding the amount of the Master Revolving Credit Facility actually drawn.

2.2 Individual Loans For The Construction of Residences. Borrower shall be entitled to draw funds from the Master Revolving Credit Facility for the construction of Contract Homes and Spec Homes within the Development subject to the terms and conditions set forth herein. To initiate a new Loan, Borrower shall submit to Bank an Application for Advance and indicate thereon that the Advance sought is the initial Advance for a new Loan.

(a) Individual Loan Amounts Limited. The maximum amount of each Loan for a Contract Home shall be the lesser of i) 100% of the Approved Direct Costs of the Real Estate and Residence; or ii) 80% of the accepted appraised value of the Real Estate and Residence. The maximum amount of each Loan for a Spec Home shall be the lesser of i) 90% of the Approved Direct Costs of the Real Estate and Residence; or ii) 75% of the accepted appraised value of the Real Estate and Residence. Additionally, the principal amount of the Master Revolving Credit Facility available for Spec Home Loans shall be further limited as follows: i) the aggregate committed amount shall not exceed Seven Hundred Thousand Fifty and No/100 Dollars ($750,000); and ii) no more than five (5) Spec Homes (financed by the Bank) may be held as inventory by Borrower at any one time.

(b) Final Maturity..

i) Spec Home Loan Final Maturity. The funds advanced pursuant to each Spec Home Loan shall mature and be immediately due and payable upon the date set forth in the corresponding Note, with no Final Maturity date for a Spec Home Note falling more than 364 days after the Close of that Loan. All Final Maturity dates are subject to acceleration in accordance with the terms of this Agreement and the Notes, in which case the unpaid principal and all accrued and unpaid interest of the all Loans made pursuant to the Master Revolving Credit Facility shall be due and payable in full.

ii) Contract Home Loan Final Maturity. The funds advanced pursuant to each Contract Home Loan shall mature and be immediately due and payable upon the date set forth in the corresponding Note, with no Final Maturity date for a Contract Home Note falling more than 210 days after the Close of that Loan. All Final Maturity dates are subject to acceleration in accordance with the terms of this Agreement and the Notes, in which case the unpaid principal and all accrued and unpaid interest of the all Loans made pursuant to the Master Revolving Credit Facility shall be due and payable in full.

(c) Interest. Each Loan shall bear interest (computed on the basis of a 360-day year and actual days elapsed) at the Applicable Rate so long as there is no existing Event of Default hereunder. Interest shall be payable monthly as provided in each Note. At Final Maturity of each Note the entire outstanding principal amount of that Loan and all accrued interest and other amounts due hereunder and shall be due and payable.

(d) Advances By Bank. From the proceeds of the Master Revolving Credit Facility, Bank shall advance to Borrower up to the committed amount of each Loan upon the satisfaction of all conditions set forth in Section 6 of this Agreement. The funds derived by the Borrower from the proceeds of the Master Revolving Credit Facility and each Loan are to be used exclusively for acquisition of the Real Estate and construction of Residences in the Development as approved by Bank (which approval shall not be unreasonably withheld). Borrower further acknowledges and agrees that no Advance of new funds under a single Note may be used to pay the principal or interest under a separate Note.

(e) Balloon Payment Upon Final Maturity. Upon the Final Maturity of each individual Note, the entire outstanding balance of principal and interest due under such Note, if any, shall be paid in full. Borrower and Bank understand and agree that the principal and interest payments provided for under each Note may result in a "balloon payment". Bank and Borrower understand and agree that there has been no agreement between Bank and Borrower to refinance any balloon payment

2.3 Prepayment. Any Loan or the entire Master Revolving Credit Facility may be prepaid at any time in whole or in part, without a prepayment penalty.

2.4 Records of Disbursements and Payments. All disbursements under the Master Revolving Credit Facility or any Loan, together with interest and other amounts payable hereunder, and payments by the Borrower shall be recorded by Bank on its books and records, which shall be prima facie evidence of the total indebtedness owed with respect to the Master Revolving Credit Facility or any Loan, absent manifest error.

2.5 Reimbursements Due to Payments by Bank. Any amounts which Bank is permitted to pay on behalf of the Borrower pursuant to any of the Loan Documents and which in its sole discretion Bank elects to pay, plus any other amounts to which Bank is entitled to reimbursement from any Borrower, shall be invoiced to Borrower and shall be payable ten (10) days after the date of the invoice. If not paid within such ten (10) days, Bank shall have the right

(in its sole discretion and without diminution of its right to declare a default with respect to such nonpayment) to charge such amounts to the principal balance of the applicable Loan to the extent of availability thereunder. Upon being added to the respective outstanding balance of the applicable Loan, these amounts shall be considered to be principal and shall immediately begin to bear interest at the interest rate applicable to such Loan and shall be payable at the same times as set forth herein for such Loan.

2.6 Application of Payments. Each installment or other payment received from Borrower with respect to any Loan shall be applied first to accrued but unpaid interest on such Loan that is then due and payable, then to any expenses payable to third parties, including but not limited to, taxes, assessments, insurance premiums or similar amounts for which Bank is entitled to reimbursement pursuant to the terms of this Agreement or any of the other Loan Documents, to the outstanding principal balance of such Loan then due, and then to all other fees and expenses due and owing hereunder or under any of the other Loan Documents. To the extent that the Borrower makes a payment or Bank receives any payment for the Borrower's benefit which is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver or any other party under bankruptcy law, common law or equitable cause, then, to such extent, the applicable Loan or part thereof intended to be satisfied shall be revived and continue as if such payment or proceeds had not been received by Bank. After an Event of Default has occurred and is continuing, Bank shall have the exclusive right to apply and to reapply any and all payments received hereunder against any amounts owing hereunder as Bank deems advisable in the exercise of its sole discretion.

2.7 Payments; Late Payments; Collection Costs. All payment to be made by Borrower on account of principal and interest on the Loans shall be made at the Bank's office in Indianapolis, Indiana not later than 3:00 p.m. (Indianapolis time) on the date when due in each case in lawful money of the United States of America and in immediately available funds. If any payment hereunder becomes due and payable on a day other than Banking Day, then the due date for such payments shall be extended to the next succeeding Banking Day and, with respect to payments of principal and interest thereon, interest thereon shall be payable at the then-applicable rate during the extension. Each determination by Bank of an interest rate or fee under this Agreement, absent manifest error, shall be conclusive and binding for all purposes on both Bank and Borrower. In the event that any payment due under any Note is not received by Bank in full within ten (10) calendar days after the due date thereof, and if such payment subsequently is received and accepted by Bank, then Borrower shall pay to Bank on demand a late charge in the amount of five percent (5%) of the amount of the delinquent payment. All amounts payable by Borrower under or pursuant to this Agreement, the Notes or any other Loan Document shall be payable without relief from valuation and appraisement laws, and with all collection costs and reasonable attorney fees.

2.8 Cross Collateralization/Cross Default. Borrower acknowledges that an Event of Default incident to any one of the Loans shall be an Event of Default as to the remaining Loans and all future indebtedness due and owing Bank. All collateral, including but not limited to the Collateral and the Real Estate shall constitute Collateral for all indebtedness issued pursuant to the Master Revolving Credit Facility.

SECTION 3. Expenses. All reasonable out-of-pocket expenses of Bank, including without limitation, field audit fees, architectural review and inspection fees, UCC search fees,

filing fees, recording fees, reasonable attorneys' fees, title search fees, environmental assessment fees, appraisal costs and disbursements made by or for the benefit of Bank with respect to the Loan will be paid by the Borrower. Borrower shall pay such fees and expenses as set forth in Section 2.5, hereof.

SECTION 4. Security for Obligations. Payment of the Loan shall be secured by the following:

(a) A lien of first mortgage on the Real Estate upon which each Residence shall be constructed, to be granted by Borrower in favor of Bank, upon the Closing of each individual Loan.

(b) Security interest in the Collateral, as granted under Section 18 of this Agreement.

(c) The unconditional guaranties of Estridge Development Company, Inc. and Paul E. Estridge, Jr.

(d) The various Loan Documents executed pursuant to this Agreement.

SECTION 5. Representations, Warranties and Covenants of the Borrower. As further consideration and inducement to Bank to enter into this Agreement and make the Loans to Borrower, and until all obligations of the Borrower are paid and satisfied in full, the Borrower upon execution of this Agreement, represents, warrants and covenants the following, unless compliance or noncompliance herewith is waived or consented to, in writing, by Bank.

5.1 Existence. Borrower is, as of the Agreement Date, and will continue to be thereafter during the term of this Agreement, duly organized and in existence under the laws of the State of Indiana and is, as of the Agreement Date, qualified and will thereafter continue to be qualified to do business in each jurisdiction where, because of the nature of its activities or properties, such qualification is required.

5.2 Due Authorization. Borrower, prior to funding of the Loan, has or will have taken the necessary action to authorize the execution and delivery of this Agreement, and all other Loan Documents that relate to and are contemplated by this Agreement. None of the provisions of the Loan Documents contravene or is in conflict with its Articles of Incorporation or By-laws of the Borrower, or any resolutions of the Borrower.

5.3 Legal, Valid, and Binding: No Conflict. Upon execution and delivery of the respective Loan Documents, each of such respective Loan Documents will constitute a legal, valid and binding obligations of the Borrower and will be enforceable in accordance with their respective terms except as the same may be limited by bankruptcy, insolvency, or similar laws affecting the enforcement of creditor's rights, and neither the execution of, nor the consummation of the transactions and borrowing contemplated by this Agreement, nor compliance with the terms and provisions of this Agreement will conflict with, result in a substantial breach of, or constitute a default under any of the terms, conditions, or provisions of any Material agreement, license or other instrument to which the Borrower is a party or by which it or any of its assets are or may be bound or affected or to which the Borrower is subject, or any law, regulation, order,

writ, injunction or decree of any court or agency or regulatory body having jurisdiction over the Borrower.

5.4 Location. The executive offices of the Borrower are at the address shown above and will not change without five (5) Banking Days prior written notice to Bank.

5.5 Good Title to Real Estate. At the time of each Closing, Borrower shall own merchantable fee simple title in and to any Real Estate, subject only to any permitted exceptions, and Borrower shall own such easement rights as are necessary to provide such access and utilities to the Real estate as are necessary and appropriate for the full, profitable and continuing use of the Real Estate.

5.6 Insurance.

(a) The Borrower shall at all times during the term of any applicable Loan maintain builder's risk insurance for each plot of Real Estate and Residence located thereon, insuring against fire, vandalism and malicious mischief and such other occurrences as is commercially available and reasonable for the protection of both Bank and Borrower, with standard mortgagee endorsement in favor of Bank, in such amounts as Bank may from time to time reasonably require. In addition, Borrower shall furnish to Bank evidence of public liability and property damage insurance and workmen's compensation and other insurance required by the laws of the applicable jurisdiction. All such insurance shall be in amounts and in forms acceptable to Bank. The policies shall contain agreements by the insurer that it shall give at least ten (10) days prior written notice of cancellation to Bank and the Borrower.

Borrower may comply with and satisfy the requirements of this section through the use of a blanket or master policy of insurance, provided that the Real Estate is listed and identifiable in the policy and there is a mortgage clause naming Bank, that is specifically applicable to each plot of Real Estate. Within ninety (90) days after the Agreement Date, Mortgagor shall furnish to Bank either an original or certified true and exact copy of the master policy in an amount not less than the Master Revolving Credit Facility or such amount as is obtained by multiplying the insurable value by any applicable co-insurance percentage, and with a non-contributory New York standard mortgagee clause or its equivalent in favor of Bank and public liability insurance with Bank as a named insured.

(b) For purposes of a Closing, certificates of insurance shall be acceptable, provided that the Borrower shall provide proof of full payment for such policies, such certificates shall not be cancelable except upon ten (10) days' prior written notice, and certified copies of all such insurance policies shall be delivered to Bank within the lesser of thirty (30) days following the purchase of such insurance or the termination date of the applicable certificates of insurance.

(c) Upon failure of the Borrower to procure any such insurance or if any such insurance is canceled, Bank may procure such insurance and the amount so paid by Bank shall be immediately repayable and shall be added to and become a part of the applicable Loan and shall bear interest at the Default Rate.

(d) Bank may apply any insurance monies received at any time to the cost of repairs to or replacements for the Residences and/or to payment of the applicable Loan, whether or not due, in any order Bank may determine, with any surplus (after payment of all costs, reasonable attorneys' fees, disbursements and other expenses provided for herein) to be remitted to the Borrower who shall remain liable for any deficiency. Notwithstanding the foregoing, provided no Event of Default has occurred and is continuing under this Agreement, the Notes or any Loan Document, the applicable Borrower may use the insurance proceeds to continue its operations.

5.7 Condition of Residences. Borrower at its own cost, shall keep the Residences in good order and repair to the extent necessary to protect Bank's claim therein and as necessary for the operation of the Borrower's business in the ordinary course.

5.8 Taxes. The Borrower has made, and will continue to make, pay or deposit, when due, all taxes, assessments or contributions or other public or private charges which have been or may be levied or assessed against the Borrower, unless being contested in good faith by the Borrower, and will promptly deliver to Bank, on demand, certificates or other evidence satisfactory to Bank attesting thereto, the Borrower has filed and will file, all tax returns, including state sales and excise tax returns which were and will be required to be filed by it and has paid, and will pay, all taxes and assessments which are payable by it, to the extent that the same have become due and payable and before they become delinquent, and the Borrower does not know of any proposed Material tax assessment against it for which adequate provisions have not been made.

5.9 Litigation. Except as disclosed in writing to Bank prior to execution of this Agreement, there is no litigation or proceeding pending or, to the knowledge of, threatened against or involving the Borrower or any Affiliate of the Borrower in any court or before or by any agency or regulatory body which could result in a judgment or liability against the Borrower or which could adversely affect any assets of the Borrower or its income or right to carry on its business as now conducted or as intended to be conducted, and the Borrower is not in default with respect to any order, writ, injunction, decree or demand of any court or regulatory body.

5.10 No Material Agreements. The Borrower is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material contract or agreement to which it is a party the result of which would Materially or adversely affect the financial condition, business or prospects of the Borrower or the ability of the Borrower to perform its obligations under this Agreement, and the Borrower shall continue to comply, in all Material respects, with all Material contracts or leases.

5.11 License, Permits, Etc. Other than building permits applicable to the construction of individual Residences, there are no governmental authorizations, permits, certificates, licenses, filings, registrations, approvals or consents which must be obtained, received or made by the Borrower other than those which have been obtained, received or made (evidence of which shall be provided to Bank upon Bank's written request) for the Borrower to lawfully [i] make, execute and deliver this Agreement; [ii] perform all of its obligations under this Agreement, or [iii] conduct its business as now conducted or as intended to be conducted in the future..

5.12 Compliance With Law. The Borrower is and shall continue to be in compliance with and conformity to all applicable laws, ordinances, rules, regulations and all other legal requirements, including without limitation, zoning and environmental restrictions, those pertaining to employee benefit plans, and to employees in general, except for such violations which would not have a Material effect on the business or financial condition of the Borrower, and the Borrower has not received nor does it have a reasonable basis to expect any order or notice of violation or claim of violation of any law, ordinance, rule or regulation.

5.13 Insolvency. The Borrower is not "insolvent" within the meaning of that term as defined in Section 101(31)(A) of the United States Bankruptcy Code.

5.14 Regulation U. The Borrower is not now engaged principally or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), shall not use or permit any proceeds of the applicable Loan to be used, either directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of "purchasing or carrying any margin stock" within the meaning of Regulations U or X of the Board of Governors of the Federal Reserve System, as amended from time to time, if requested by Bank, the Borrower will furnish to Bank a statement in conformity with the requirements of Federal Reserve Form U-1 to the foregoing effect, no part of the proceeds of the applicable Loan will be used for any purpose that violates or is inconsistent with the provisions of Regulation G, U or X of the Board of Governors.

5.15 Financial Data. All financial statements and other financial data which have been or will be furnished to Bank by the Borrower, are, and will be, true and correct in all Material respects and reflect, and will reflect, fairly the financial condition of the Borrower and have been, and will be, prepared in accordance with GAAP.

5.16 No Adverse Changes. No Material adverse changes have occurred in the financial condition, operations, business or other prospects of the Borrower since the date of the financial statements of the Borrower furnished to Bank.

5.17 Business Purpose. The proceeds of the Loans are to be used exclusively for business or commercial purposes by the Borrower.

5.18 R.I.C.O. Neither Borrower nor any shareholder, nor any Affiliate of the Borrower, has, or is, engaged in, and the Borrower shall engage in any activities which might constitute a pattern of racketeering activity under 18 U.S.C. § 1963 ("R.I.C.O.").

5.19 Default. That there exists no Event of Default.

5.20 Flood Area. The Real Estate and Residences are not in an area of "special flood hazard" as that term is defined in the National Flood Insurance Act of 1968, and amended.

5.21 Utility Services. All utility services necessary for the full, proper and sufficient operation of the Real Estate and construction of the Residences have been installed at and connected and are presently in operation, including water supply, electric, gas and telephone facilities.

5.22 Use of Real Estate. Borrower's use of the Real Estate are and will be used in the business of the Borrower and not for personal, family, household or agricultural purposes.

5.23 Validity and Survival of Representations and Warranties. Borrower represents and warrants to Bank that [i] none of the written statements, representations or warranties furnished by the Borrower to Bank in connection with this Agreement contains or will contain any untrue statement or will omit a material fact necessary to make the statements contained therein or herein, in light of the circumstances when made, not misleading; and [ii] there is no existing fact which the Borrower has not disclosed to Bank which Materially affects adversely, or as far as the Borrower presently can foresee, will have a Material effect on the Collateral, business, or condition (financial or otherwise) of the Borrower or the ability of the Borrower to fully perform its obligations under this Agreement.

All representations, warranties and covenants made by the Borrower under or in connection with this Agreement, or in any other document delivered by it to Bank in connection with this Agreement shall be deemed effective as of the date the Borrower executes this Agreement and shall indefinitely survive the making of the Loan and each Advance, notwithstanding any investigation made by Bank or on Bank's behalf. All statements contained in any certificate or financial statement delivered by the Borrower to Bank under this Agreement or any Loan Document shall constitute representations and warranties made by it hereunder. The Borrower acknowledges that Bank is relying, and is entitled to rely upon each of the representations, warranties and covenants of the Borrower made or given in this Agreement in determining to enter into this Agreement, to provide the applicable Loan, and to execute, deliver and perform under the other documents, writings and agreements contemplated thereby. Bank's obligation to disburse funds under the Loan shall be subject to and conditioned upon each of the representations, warranties and covenants contained herein or in the Loan Document being true and correct in all Material respects and at all times during the term of this Agreement, unless certain obligations and requirements of the representations, warranties and covenants shall be expressly waived by Bank in writing.

SECTION 6. Conditions Precedent.

6.1. Conditions Precedent to the First Advance Under the Master Revolving Credit Facility. Each of the following conditions shall be a condition precedent to the first Advance by Bank pursuant to this Agreement. Provided, however, that any condition listed in Section 6.1 that is not satisfied at the time of the first Advance under the Master Revolving Credit Facility shall not be deemed waived but shall be satisfied as Bank may later require.

(a) Borrower shall execute and deliver this Agreement and any other Loan Document that Bank reasonably deems necessary.

(b) Borrower shall cause the Continuing Guaranties to be executed and delivered to Bank.

(c) Borrower shall provide Bank three (3) copies of the preliminary plat of the Development, as recorded with the Hamilton County Recorder.

(d) Borrower shall furnish to Bank a resolution of the Board of Directors of Borrower authorizing the making of the Master Revolving Credit Facility and the execution and delivery of all documents and instruments in connection therewith.

(e) Borrower shall furnish to Bank a copy of its (1) Articles of Incorporation, and (2) By-laws, and all amendments thereto, certified by an officer of Borrower.

(f) Borrower shall furnish to Bank an original, current Certificate of Existence for Borrower issued by the Office of the Secretary of State of Indiana.

(g) Borrower shall furnish a master list of all subcontractors and materialmen to be used in connection with construction of the Residences.

(h) Borrower shall furnish to Bank an opinion of Borrower's counsel.

(i) Borrower shall furnish to Bank an environmental inspection report in form and substance acceptable to Bank that at a minimum meets the Standard Practice for Environmental Site Assessments: Phase 1, Environmental Site Assessment Process, E1527-93 of the American Society for Testing and Materials, prepared and certified by an environmental consultant acceptable to Bank.

(j) Borrower shall, upon request, furnish to Bank evidence satisfactory to Bank that all public utility services are currently available to the Development and the Residences to be constructed therein.

(k) Borrower shall furnish to Bank evidence of the insurance coverage set forth in Section 5.6, hereof.

(l) Borrower shall, upon request, furnish to Bank evidence satisfactory to Bank that the Development and all Real Estate upon which Residences are to be constructed are in compliance with current zoning use and restrictions and is adequately zoned for Borrower's intended use and that all appropriate or necessary governmental approvals and permits have been obtained in connection with the construction of the Residences and Borrower's intended use of the Real Estate.

Section 6.2 Conditions Precedent to Each Loan. Each of the following conditions shall be a condition precedent to the first Advance by Bank for each new Loan.

(a) Borrower shall execute the Application for Advance certifying that the warranties and representations set forth in this Agreement are true and that there has been full compliance with the covenants set forth herein. Borrower shall indicate thereon that the Advance sought is the initial Advance for a new Loan.

(b) Borrower shall execute a Note in the principal amount of the Loan, a Mortgage, and each and every other Loan Document reasonably required by Bank pursuant to the terms of this Agreement.

(c) If the Advance is an initial Advance for the Construction of a Contract Home, Borrower shall furnish to Bank an executed copy of the applicable Purchase Contract. The Purchase Contract shall be accompanied by evidence that the purchaser has a commitment for permanent financing, issued by a lender acceptable to Bank, or sufficient liquid assets to make a cash purchase of the Residence.

(d) Borrower shall furnish to Bank a commitment for a mortgagee's policy of title insurance in an amount equal to the Loan issued by a title insurance company acceptable to Bank, insuring to Bank the title of Borrower to the Real Estate and the Residence thereon, together, free and clear of all liens, claims, encumbrances, easements, encroachments and defects, except for the lien of current real estate taxes not delinquent and other restrictions of record acceptable to Bank. Upon request by Bank, Borrower shall deliver to Bank satisfactory evidence from such title company acknowledging payment in full for all premiums, costs and expenses for issuance of such binder.

(e) Borrower shall, upon request, furnish to Bank a final plot plan or mortgage survey for the proposed Residence.

(f) Borrower shall furnish to Bank evidence of the insurance coverage set forth in Section 5.6 hereof.

(g) Borrower shall either furnish to Bank evidence that the Real Estate is not located in a flood hazard area as defined under the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 or furnish to Bank evidence of flood insurance coverage, with a standard mortgagee endorsement in favor of Bank, such insurance to be with a company and in an amount acceptable to Bank.

(h) Borrower shall, upon request, furnish to Bank a satisfactory schedule or time-line for the construction of the Residence.

(i) Borrower shall initially furnish to Bank a cost budget for construction of each major floor plan of Residences in such form and detail as the Bank shall reasonably request. Such budget shall include, but not limited to, quantities, unit prices and extension for labor and material. Such cost budget shall be reviewed by an architect or engineer (employed by Bank at the sole expense of Borrower), who shall certify to Bank that the construction of the Residences can be completed as shown by such cost budget.

(j) Borrower shall furnish to Bank evidence satisfactory to Bank that the Real Estate is currently registered or in compliance with and under the Borrower's proposed use and development of the Real Estate, will continue to be in compliance with the Interstate Real Estate Sales Full Disclosure Act, 15 U.S.C. 1701 *et seq.* and any similar state laws and ordinances applicable to the Real Estate.

(k) Borrower shall, upon request, furnish to Bank copies of all applicable building and construction permits for the Residence.

(l) Borrower shall furnish to Bank one (1) complete set of the Plans and Specifications.

(m) Borrower shall cause to be furnished to Bank an appraisal of the Residence or a master appraisal for each major residential floor plan in the Development, updated annually. Such appraisal shall be certified to Bank, made by an appraiser acceptable to Bank and which is licensed by the State of Indiana, and shall be in form and substance acceptable to Bank.

6.3 Conditions Precedent to Subsequent Advances of Each Loan. Each of the following conditions shall be a condition precedent to each subsequent Advance by Bank under an existing Loan.

(a) Borrower shall furnish to Bank a Completed Application for Advance certifying that the warranties and representations set forth in this Agreement are true and that there has been full compliance with the covenants set forth herein. Borrower shall also provide in the Application for Advance information regarding the Residence's percentage of completion.

(b) Borrower shall execute and deliver to Bank such other documents, instruments, information and materials as may be reasonably required by Bank in connection with the Loan.

All documents required to be delivered to Bank under this Section shall be satisfactory in form and substance to Bank and its counsel. Any of the foregoing conditions may be waived by Bank at the time of each Advance; however, any such waiver by Bank at the time of a particular Advance shall not be deemed or construed as a waiver of the right of Bank to require full compliance with all conditions precedent prior to the next succeeding Advance. In the event Bank, in its sole discretion, shall require further evidence of the occurrence of any condition precedent or in the event circumstances occur whereby any condition precedent is no longer wholly satisfied, Bank may at any time require Borrower to provide further evidence of the occurrence of any condition precedent set forth in this Section.

SECTION 7. Construction of Residences. Borrower shall erect or cause to be erected the Residences on the Real Estate in strict accordance with the Plans and Specifications. The Residences shall be constructed strictly in accordance with all applicable building codes, ordinances and statutes and the requirements of all regulatory authorities having jurisdiction on the Development, without any encroachments or overhangs, within the building restriction lines, however established, and without any violation of any applicable use restrictions or other restrictions. At least twenty five percent (25%) of Borrower's inventory shall be inspected for compliance with this Section 7 at least once every ninety (90) days by a qualified inspector acceptable to the Bank. In addition, each Residence shall be inspected at least one time prior to draw stage number seven (7) (e.g. drywall) which represents seventy-five percent (75%) of the Residences completion. Borrower shall pay all costs associated with such inspections. Furthermore, Borrower shall from time to time, upon request by Bank, furnish satisfactory any other evidence of compliance with this Section 7, together with any surveys required by Bank to show that the Residences are entirely on the Real Estate and no violations as aforesaid exist. Upon delivery of materials to the Real Estate for use in construction of the Residences, the same shall be subject to the lien and security interest of Bank and shall not be removed without prior written consent of Bank. Borrower shall make no Material changes in the Plans and

Specifications without the prior written consent of Bank, which consent shall not be unreasonably withheld.

SECTION 8. Covenants of Borrower. Borrower agrees and covenants that so long as Borrower has any liability to Bank hereunder or under or with respect this Agreement or any Note, instrument or document executed in connection herewith or so long as Bank may be obligated to make any advancement to Borrower, Borrower will:

(a) Promptly pay and discharge all taxes, assessments and governmental charges which may be lawfully levied, assessed or imposed upon it or its properties, or upon its income or profits, and all lawful claims for labor, material and services which, if unpaid, might become a lien or charge against the Real Estate or the Residences located thereon; provided, however, that Borrower shall have the right to contest in good faith any such tax, assessment, charge, levy or claim by appropriate proceedings without the prior payment thereof unless payment is required to contest and may withhold payment for such contested matters provided that sufficient reserves have been established;

(b) Keep accurate and complete books and records, and maintain the same, together with all valuable papers and records at Borrower's principal offices in fire proof containers;

(c) Defend, or cause to be defended, at all times any adverse claim by a third party relating to the possession of or any interest in the assets of Borrower;

(d) Furnish, or cause to be furnished, to Bank, at Borrower's expense, the following financial statements and other information of Borrower:

(1) As soon as available and in any event within ninety (90) days following the end of each fiscal year, audited financial statements of the Estridge Group, Inc., prepared and certified by a Certified Public Accountant with an opinion letter and a compiled financial statement for the Paul E. Estridge Corp. prepared by a Certified Public Accountant. Such Statements shall include all details of the operations of the Development, including a profit and loss statement, a balance sheet and reconciliation of surplus and a sales status report.

(2) As soon as available and in any event within forty five (45) days following the end of each calendar quarter, financial statements of each Borrower internally prepared and certified by the chief financial officer of the Borrower.

(3) At such times as Bank may require, such further information regarding the business affairs and financial conditions of Borrower as Bank may reasonably require, including but not limited to, accounting and management recommendations and certificates of no default under this Agreement;

(e) Annually furnish, or cause to be furnished, to Bank a personal financial statement for Paul E. Estridge, Jr. on such form and in such detail as Bank may require;

(f) Annually furnish, or cause to be furnished, to Bank as soon as available and in any event within thirty (30) days from filing, a copy of the federal income tax return for Paul E. Estridge, Jr.;

(g) Within five (5) days following the end of each calendar month, provide an inventory listing of sales within the Development (backlog or work in progress report) and pending sales;

(h) At Bank's request, a copy of market information or subdivision appraisal from developer of any subdivision in which the Borrower intents to build homes;

(i) Upon not less than twenty four (24) hour prior notice (if no Event of Default has occurred or is occurring), permit any authorized representative of Bank and its attorneys and accountants to inspect, examine and make copies and extracts of the books of account and records of Borrower at reasonable times during normal business hours;

(j) Upon not less than twenty four (24) hour prior notice and not more than every ninety (90) days (if no Event of Default has occurred or is occurring), permit any authorized representative of Bank, including but not limited to its attorneys and inspectors, to enter upon to inspect and examine the not more than 25% of the Real Estate and Residences at reasonable times during normal business hours;

(k) Give prompt written notice to Bank of any process or action taken or pending whereby a third party is asserting a Material claim against Borrower or any of its assets;

(l) Pay when due all liabilities, including trade accounts, in accordance with regular terms, except for claims contested in good faith by appropriate proceedings;

(m) Maintain the insurance required by this Agreement and, upon request by Bank, furnish to Bank evidence of such insurance coverage and payment of premiums therefor;

(n) Notify Bank, upon Bank's request at any time and from time to time, of all sites at which Borrower is conducting business or at which any Collateral is located;

(o) Comply, in all Material aspects, with all applicable federal, state and local statutes, regulations and ordinances;

(p) Maintain its property, both real and personal, including plant and equipment, in as good a physical condition as it is in at the time of the execution of this Agreement, subject to ordinary wear and tear;

(q) From time-to-time upon the request of Bank, furnish to Bank information regarding arrangements between Borrower and its subcontractors and materialmen and further assurances that Borrower has the financial and operational ability and capacity, to perform its obligations hereunder;

(r) Indemnify and hold Bank harmless from and against any and all claims, losses, damages, setoffs, counterclaims or expenses (including attorneys' fees and costs) which Bank may sustain as a result of the transactions evidenced by this Agreement or because of the breach of or inaccuracy in any of the representations and warranties contained in this Agreement or in any other document executed in connection herewith or in any other written communication of Borrower to Bank in connection with the transactions secured hereby whether or not any such inaccuracy was known by Borrower to be incorrect, including but not limited to construction related claims;

(s) Maintain the financial condition of Borrower at all times at a level such that (i) Borrower would not be rendered insolvent if required to perform under the terms of the documentation evidencing the Master Revolving Credit Facility, (ii) Borrower's cash flow is adequate to perform its obligations under the documentation evidencing the Master Revolving Credit Facility and pay all other indebtedness and obligations of Borrower as they become due except any such indebtedness and obligations being contested in good faith, and (iii) the assets of Borrower, valued on a fair saleable basis, are equal to or greater than the sum of all liabilities and contingent liabilities of Borrower; and

(t) Notify Bank immediately in writing of the initiation of any criminal investigation or proceeding initiated by any federal, state or local agency, department, or instrumentality against (i) Borrower, (ii) any Guarantor, or (iii) any employee of the Borrower if such investigation or proceeding could have a material adverse effect on the financial condition, business operations or assets of Borrower or result in the Collateral being seized pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 App. U.S.C. Sec. 1904 or any similar federal, state or local law and/or regulation adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented.

(u) Maintain all operating accounts related to the construction of the Residences with Bank.

(v) The Estridge Group, Inc. and Paul E. Estridge Corp. shall collectively maintain a minimum combined net worth of Five Million Five Hundred Thousand Dollars ($5,500,000.00).

(w) The Estridge Group, Inc. and Paul E. Estridge Corp. shall limited equity distributions to fifty percent (50%) of the net income of the combined companies.

In addition, Borrower covenants to Bank that so long as Borrower has any liability to Bank hereunder or under or with respect to the Loan or any agreement, instrument or document executed in connection herewith, or so long as Bank may be obligated to make any advancement to Borrower, Borrower will not, without the prior written consent of Bank:

(1) Create or permit to exist any mortgage, pledge, security interest, title retention device or other encumbrance on the Real Estate and Residences, except for any mortgage or security interest held by Bank and those liens and encumbrances as shall be approved in writing by Bank in its sole discretion;

(2) Dispose of any of its assets or properties other than in the ordinary course of business for fair value;

(3) Make payments to any Affiliate of Borrower out of Advances from the Loan except for payments approved by Bank to a general contractor or subcontractor for the construction of the Residences or acquisition of the Real Estate;

(4) Except as previously disclosed to Bank by Borrower as of the Agreement Date, assume, guarantee or otherwise become liable as guarantor or surety for the obligation of any person or entity except in connection with the endorsement of checks for deposit in the ordinary course of business and other similar collection transactions in the ordinary course of business and construction contracts for the Residences;

(5) Directly or indirectly make any payment or transfer to any shareholder or employee of Borrower, except for the reasonable, ordinary or necessary salaries, wages, commissions and fringe benefits;

(6) Take any action, allow any event to occur or permit a condition to exist which could materially and adversely affect Borrower's ability to complete its obligations under the terms of this Agreement, the Note, Mortgage or any other instruments, agreements or documents required of Borrower hereunder;

(7) Change the nature of Borrower's current business;

(8) Make any change in the key management of Borrower.

SECTION 9. Loan Advances and Use of Proceeds. Upon the submission of an Application for Advance by an authorized representative of Borrower and subject to the terms and conditions of this Agreement, Bank will from time-to-time, advance funds under the Loan to Borrower to finance the construction of Residences and finance the acquisition of the Real Estate. Bank, without a request from Borrower, shall have the right, but not the obligation, from time-to-time to advance funds under the Master Revolving Credit Facility to Borrower to pay any amounts owed by Borrower to Bank, including, but not limited to, interest accrued on the Loan and-/or applicable inspection fees, and in such instances, the funds so advanced by Bank to Borrower shall be paid directly to Bank. Each application required for an Advance shall be accompanied by a Borrower's receipt and certification in the form of a completed Application for Advance. Each Advance shall be made only for acquisition or Residences constructed pursuant to the Plans and Specifications or proper charges incurred by Bank or Borrower in the making of the Loan. Each Application for Advance shall be supported by any further affidavits and requests for payment which Bank may require.

Borrower shall not be entitled to and Bank shall have no obligation to make an Advance if either prior to such Advance or after the intended application of the proceeds of such Advance, the amount of the Loan unadvanced is less than the total amount, as determined by Bank in its sole reasonable discretion, of the unpaid fees, costs and expenses incurred and estimated to be incurred by Borrower in connection with the construction of the Residences, including but not limited to all unpaid fees, costs, interest and expenses incurred or accrued or estimated to be

incurred or accrued. Bank shall have the right, at its reasonable sole discretion, to require a retainage be withheld from each Advance under the Loan for any construction cost. Any retainage required by Bank shall be funded upon the completion, in a manner acceptable to Bank, of the construction item for which the retainage was required. The certification of the engineer or architect employed by Bank shall verify the percentage, cost and schedule of the completion, the amount of the materials stored at the Real Estate and the compliance of the construction with the Plans and Specifications and any applicable building codes, ordinances, regulations and requirements. No Advances shall be made, however, unless and until all work requiring an inspection at the time by municipal or other governmental authorities having jurisdiction has been duly inspected and approved by such authorities. The proceeds of all Advances obtained by Borrower under this Agreement shall be used for acquisition of the Real Estate, payment of Approved Direct Costs, any interest owed by Borrower to Bank and any other proper charge incurred by Borrower in making the Loan. Each Application for Advance for non-construction items shall be supported by whatever documentation Bank may reasonably require. Anything contained herein to the contrary notwithstanding, it is stipulated and agreed that the total of the Advances to be made by Bank under the Note shall not exceed the total of Seven Million and No/100 Dollars ($7,000,000.00). Bank at its option may waive or modify Advance procedures or requirements as set forth in this Agreement.

SECTION 10. Events of Default. The Loans shall be, at the option of Bank exercised in its sole discretion, immediately mature and become due and payable, without notice of any kind, upon the occurrence of any one (1) or more of the following events, which for purposes of this Agreement, shall be defined as "Events of Default." The Loans shall be cross-defaulted, meaning that the existence of an uncured, if applicable, Event of Default under any Loan Document applicable to any Loan shall be an Event of Default as to all Loans.

(a) Borrower fails to pay Bank, within ten (10) days when due, any installment of principal or interest on the Loan or on any other debt owed by the Borrower to Bank, including fees or expenses or any disbursements made by Bank on behalf of the Borrower required by this Agreement or any other Loan Document.

(b) Any representation or warranty made in connection with this Agreement or any of the Loan Documents shall be Materially false at the time made or deemed to be made, or becomes untrue in any Material respect.

(c) Other than with respect to any other Event of Default under this Section 10, any failure by a Borrower to perform, observe or comply with any agreement, affirmative or negative covenant or condition set forth in this Agreement or any Loan Document which failure, if subject to cure, is not cured within thirty (30) days after the occurrence thereof and notice from Bank to Borrower.

(d) The commencement of any proceedings in a court of competent jurisdiction by or against the Borrower seeking an order [i] for relief under the Bankruptcy Code or establishing the insolvency of the Borrower, [ii] appointing a trustee, receiver or other custodian for the Borrower or of any substantial part of Borrower's property, or [iii] approving or effecting an arrangement for the liquidation, dissolution, winding up or reorganization of the Borrower pursuant to the Bankruptcy Code, or any other law for the relief of debtors, or seeking judicial modification or alteration of the

rights of Bank hereunder; and any such proceedings described in clauses [i], [ii], or [iii] shall not be dismissed, any such receiver, trustee or other custodian shall not be discharged, or jurisdiction with a court shall not be relinquished or vacated or stayed on appeal or otherwise within sixty (60) days from commencement of any such proceedings; or the Borrower shall [iv] file any petition, commence any proceedings or take or consent to any other action seeking any such judicial order described in clauses [i], [ii] or [iii] preceding, or [v] make an assignment for the benefit of its creditors, or [vi] become insolvent, or admit in writing the inability to pay its debts and obligations generally as they become due.

(e) Any Material adverse change in the business of the Borrower or in the Borrower's financial condition.

(f) If there shall be any Material change in the laws, rules or regulations of the United States, State of Indiana or local government that shall cause the transactions contemplated by this Agreement to be unlawful.

(g) Any attempted assignment of the Borrower's rights under this Agreement, notwithstanding the fact that such assignment is null and void and without effect under the provisions of this Agreement.

(h) The termination or purported termination of any Guaranty or the death of any Guarantor.

SECTION 11. Remedies. Upon the occurrence and the continuation of an Event of Default specified above beyond any applicable grace and/or cure period and at any time thereafter, Bank shall have the absolute right, at its option and election to take one (1) or more of the following courses of action:

(a) Terminate this Agreement and/or any Loan Document upon written notice to the Borrower.

(b) Initiate appropriate proceedings to specifically enforce performance by the Borrower hereof or as required by any Loan Document.

(c) Withhold further disbursements hereunder and under any Loan Document.

(d) Accelerate the maturity of all Notes issued pursuant hereto and any other debt owed to Bank and demand immediate payment of the principal and all interest, late charges, and any other costs due thereunder, and in default of said payment or any part thereof.

(e) In its sole discretion, in its name or the Borrower's name, or otherwise, pay any amount or do any act required of the Borrower hereunder and which the Borrower fails to do or pay, with any such payment by Bank being payable on demand from Borrower together with interest at the Default Rate.

(f) Upon the occurrence of an Event of Default, the Borrower at its expense shall make the Collateral, and any documentation relating thereto, including any documentation relating to construction of the Residences, available to Bank at a place and time designated by Bank that is reasonably convenient to the Borrower.

(g) The Borrower agrees that it shall not be entitled to relief from valuation and appraisement laws, and Borrower waives any and all rights thereto.

(h) Bank may appropriate, set off and apply to the payment of the Master Revolving Credit Facility or other obligations under the Loan Documents, any Collateral in, or coming into, the possession of Bank or any of its Affiliates or agents, without notice to the Borrower and in such manner as Bank may in its discretion determine.

(i) Pursue the remedies of a secured party under the Uniform Commercial Code as amended and in effect in Indiana from time to time.

(j) Bank may at any time and from time to time, with or without judicial process or the aid and assistance of others enter upon any premises in which or on which any Collateral may be located, and without resistance or interference by the Borrower or any person acting for, and on behalf of, or under the rights of the Borrower, take possession of the Collateral and/or dispose of any Collateral on any such premises, and/or remove any Collateral from any such premises for the purpose of effecting sale or other disposition thereof (and if any of the Collateral consists of motor vehicles, Bank may use the respective Borrower's license plates), and/or sell, resell, lease, assign and deliver, grant options for or otherwise dispose of any Collateral in its then condition or following any commercially reasonable preparation or processing, at public or private sale or proceedings or otherwise, by one (1) or more contracts, in one (1) or more parcels or lots, at the same or different times, with or without having the Collateral at the place of sale or other disposition, for cash and/or credit, and upon such terms, at such places and times and to such persons as Bank in its discretion deems best, all without demand, notice or advertisement whatsoever, except as may be required by law.

(k) If any Collateral is sold by Bank upon credit or for future delivery, Bank shall not be liable for the failure of the purchaser to pay for any such Collateral and in such event Bank may resell such Collateral.

(l) If any notification of disposition of all or any portion of the Collateral is required by law, such notification shall be deemed reasonably and properly given if mailed as provided in Section 14 of this Agreement at least ten (10) Banking Days prior to such disposition, postage prepaid, to the applicable Borrower at its latest address appearing on the records of Bank.

(m) Any cash proceeds of any disposition of the Collateral actually received by Bank may be applied by Bank to the payment of the expenses of retaking, holding, preparing for sale and selling, which shall include reasonable attorneys' fees and legal expenses and disbursements and any balance of such proceeds shall be applied by Bank toward the payment of the Loans (such order and as to principal and interest as Bank in its sole discretion determines). The surplus, if any, shall be paid to the Borrowers,

subject to any duty of Bank imposed by law to the holder of any subordinate security interest in the Collateral known to Bank. Bank shall have a duty to account to the Borrowers only if a surplus remains after liquidation of the Collateral and application of the proceeds thereof as described above and as provided in the Uniform Commercial Code as it is in effect from time to time in Indiana.

SECTION 12. Environmental Compliance. Reference is hereby given to a certain Environmental Indemnification Agreement, dated even herewith, between Bank and Borrower, for Borrower's environmental covenants and conditions relating to the Real Estate, including Borrower's duty to indemnify Bank for any loss associated therewith.

SECTION 13. Rights of Bank to Complete Construction. If Borrower shall at any time prior to the completion of any Residence abandon the same, cease work thereon for a period of ten (10) days except for delays beyond the reasonable control of Borrower or fail to complete any Residence in compliance with the Plans and Specifications as approved by Bank and any applicable statutes, ordinances, codes, rules and regulations of civil authorities having jurisdiction or if an Event of Default and failure to cure same within any time provided for curing the default under this Agreement or any documents executed and delivered pursuant hereto shall occur, Bank may, at its option and without demand, declare the entire principal sum loaned pursuant to the Master Revolving Credit Facility to be due and payable immediately and may enter into possession of the Real Estate or any portion thereof and perform any and all work and labor necessary to complete the Residences substantially in accordance with the Plans and Specifications as now or hereafter approved by Bank. All sums so expended by Bank shall be deemed paid to Borrower and secured by all documents executed and delivered pursuant to this Agreement.

Upon the occurrence of any of the events set forth in the first sentence of this Section, Borrower hereby constitutes and appoints Bank as its true and lawful attorney-in-fact and with full power of substitution in the premises to complete the Residences in the name of Borrower and hereby empowers Bank to use any funds of Borrower, including any funds of Borrower on deposit with Bank and any funds which have not been advanced by Bank hereunder, for such purpose, to make such additions, changes and corrections to the Plans and Specifications which shall be deemed necessary or desirable to complete the Residences in the manner contemplated, to employ such contractors, subcontractors and agents, engineers and inspectors as shall be required for such purpose, to pay, settle or compromise all existing bills and claims which may be or might become liens against the Real Estate or the Residences located thereon, to operate and lease the Residences and apply the proceeds therefrom for the payment of sums due Bank from Borrower, and to do any and every act which Borrower might do in its own behalf. This power of attorney shall be deemed to be a power coupled with an interest and not subject to revocation.

Subject to the limitations contained herein and pursuant to the powers herein granted, Bank shall also have the power to prosecute and to defend all actions or proceedings in connection with the Real Estate and the construction of the Residences thereon and to take such action and require such performance as Bank may deem necessary or advisable, and Borrower hereby assigns and quitclaims to Bank all sums to be advanced hereunder and all sums at any time on deposit with Bank, conditioned upon the use of said sums, in trust, for the completion of the Residences and payment of amounts due to Bank. Bank shall not be responsible to Borrower

or any other person for its acts done hereunder except that Bank shall use reasonable care in the selection of persons used by it for the completion of the construction of the Residences. All rights or remedies of Bank hereunder are cumulative and are in addition to, not in limitation of, any rights or remedies which it may have by law.

SECTION 14. Notices. Any notice under this Agreement to the Borrower or to Bank shall be in writing and, if delivered by hand, shall be deemed to have been given when delivered and, if mailed, shall be deemed to have been given on the first (1st) Banking Day after deposit with a reputable overnight courier service or shall be deemed to have been given on the earlier of receipt or three (3) days after the date when sent by registered or certified United States Mail, postage prepaid, and addressed to the Borrower or Bank or other holder at its address shown below or at such other address as such party may, by written notice to the other, have designated as its address for such purposes, whether or not delivery is accepted by the addressee.

If to Bank:

NATIONAL CITY BANK OF INDIANA
Attn: Mr. John J. Thullen
One National City Center, Suite 935E
Indianapolis, Indiana 46255
Telephone: 317.267.3681

With a copy to:

BINGHAM SUMMERS WELSH & SPILMAN, LLP
Attn: Brett J. Miller, Esq.
10 W. Market Street
Indianapolis, IN 46204
Telephone: 317.635.8900

If to a Borrower:

THE ESTRIDGE GROUP, INC. AND
PAUL E. ESTRIDGE CORP.
Attn: Paul E. Estridge, Jr.
1041 W. Main Street
Carmel, IN 46032
Telephone: 317.846.7311

With a copy to:

KRIEG DEVAULT LLP
Attn: Bradley S. Fuson, Esq.
2800 One Indiana Square
Indianapolis, Indiana 46204
Telephone: 317.238.6227

SECTION 15. Interest Rate Limitations. Notwithstanding anything contained herein to the contrary, any obligation of the Borrower to make payments of interest shall be subject to the limitation that payments of interest shall not be required to be made to Bank to the extent that its receipt thereof would not be permissible under the law or laws applicable to Bank limiting rates of interest which may be charged or collected by Bank. Any such payments of interest which are not made as a result of the limitation referred to in the preceding sentence shall be made by the Borrower to Bank on the earliest interest payment date or dates on which the receipt thereof would be permissible under the laws applicable to Bank limiting rates of interest which may be charged or collected by Bank.

SECTION 16. Waiver of Various Rights. The Borrower hereby waives all rights of valuation and appraisement in connection with or arising out of any of the Loan Documents including without limitation this Agreement and any Note, or the validity, protection, interpretation, collection or enforcement thereof. The Borrower waives acceptance or notice of acceptance hereof and agrees that the Agreement, any Note, and all of the other Loan Documents shall be fully valid, binding, effective, and enforceable as of the date of their execution even though this Agreement and any one or more of the other Loan Documents which require the signature of Bank, may be executed by or on behalf of Bank on other than the date hereof.

SECTION 17. Other Agreements. This Agreement, the Commitment Letter, the Mortgages, the Notes, and the other Loan Documents by and among the Borrower and Bank, shall be construed consistently with each other in order to best effectuate the intent of the Borrower and Bank in entering into the relationships contemplated by all these agreements. The Agreement and exhibits attached hereto and incorporated and referenced herein constitute the sole and entire agreement of the parties and no statement or promise has been made with respect to the subject matter of these agreements other than is expressed herein or therein and supersede any prior and contemporaneous oral and written agreements, representations and understandings of Bank and the Borrower. In the event of a conflict between the terms of this Agreement and any of the other Loan Documents, the provisions of this Agreement shall control.

SECTION 18. Uniform Commercial Code Security Agreement. This Agreement is intended to be a security agreement pursuant to the Uniform Commercial Code as enacted in the State of Indiana, or any other state wherein any Collateral is located. Borrower hereby grants to Bank, a security interest in the Collateral, together with all additions, accessions, replacements, proceeds thereof, to secure the payment of any amounts that are or may become due under the Master Revolving Credit Facility, including all amendments, extensions or modifications thereto, and also any liabilities, direct or indirect, absolute or contingent, now existing or hereafter arising from Borrower to Bank, all without relief from valuation and appraisement laws and with reasonable attorneys' fees and all costs of collection.

Borrower shall immediately notify Bank, in writing, of any change of address from that set forth in Section 14, hereof. Borrower will do such acts as Bank reasonably may request to establish and maintain in Bank a valid security interest in the Collateral, free and clear of all other liens and encumbrances, excepting that of Bank. Borrower authorizes Bank to file such financing and continuation statements, and amendments or supplements thereto, and such other documents as Bank may from time to time require in order to perfect, preserve and protect the security interest granted herein.

The parties acknowledge that as of the Agreement Date First Indiana Bank possesses a security interests in "contract rights" belonging to Borrower, and that such security interest likely precedes and impinges Bank's interest in the Collateral. Therefore, Borrower covenants and agrees that it will cause First Indiana Bank's security interest and any other security interest that precede Bank's interest in the Collateral to be released or subordinated to the Bank's interest. The Borrower shall accomplish such release or subordination to Bank's reasonable satisfaction within forty-five (45) days of the Agreement Date. Failure to fulfill the covenant set forth in this paragraph shall be an Event of Default under Section 10(c) of this Agreement.

SECTION 19. Miscellaneous.

(a) No Waiver of Bank's Rights. No omission or delay by Bank or any course of dealing between the parties shall constitute a waiver of Bank's rights and remedies hereunder or otherwise. No single or partial waiver by Bank of any Event of Default or right or remedy which it may have shall operate as a waiver of any other Event of Default, right or remedy or of the same Event of Default, right or remedy on a different occasion. No single or partial exercise of any right, power or privilege hereunder shall be deemed to be an election of remedies nor shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies existing under this Agreement and the other Loan Documents shall be cumulative and are in addition to those otherwise provided by law.

(b) Waiver of Notices. The Borrower hereby waives notice of presentment, notice of dishonor, demand and protest of all instruments included in or evidencing any of the Loans or Collateral, and all other notices and demands whatsoever (except as expressly provided herein).

(c) Jurisdiction. In the event of any litigation with respect to any matter connected with this Agreement, the Borrower hereby irrevocably consents to the jurisdiction of the Courts of the State of Indiana and or any Federal Court located in the Southern District of Indiana in connection with any action or proceeding arising out of or relating to this Agreement, or any document or instrument delivered with respect hereto. The Borrower hereby waives personal service of any process in connection with any such action or proceeding and agrees that the service thereof may be made by certified or registered mail directed to the Borrower at any address of the Borrower set forth in this Agreement or appearing on the books and records of Bank. In the alternative, in its sole discretion, Bank may effect service upon the Borrower in any other form or manner permitted by law.

(d) Cumulative Remedies. The rights and remedies herein provided, and provided in any other agreement, instrument or document delivered or to be delivered pursuant to any of the foregoing, are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law, including without limitation the rights and remedies of a secured party under the Uniform Commercial Code as it is in effect from time to time in Indiana, including the right of Bank to retain the Collateral in satisfaction of the Loans.

(e) Amendments. This Agreement may be amended, modified, renewed or extended only by written instrument executed in the manner of its original execution. No provision hereof shall be modified, altered or limited except by a written instrument expressly referring to this agreement and to such provision, and executed by the party to be charged.

(f) Indiana Law. This Agreement has been negotiated, executed, made and delivered in the State of Indiana. This Agreement shall be governed by and construed under the laws of the State of Indiana.

(g) Severability and Integration. Wherever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid upon applicable law, but if any provision of this Agreement shall be prohibited or invalid, in whole or in part, such provision shall be severable and ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. This Agreement, together with the other Loan Documents, reflects the entire understanding of Bank and the Borrower with respect to the transactions contemplated hereby.

(h) Counterparts. This Agreement may be signed in one or more counterparts with the same effect as if the signatures were upon the same instrument.

(i) Binding Effect. This Agreement and all Loan Documents shall be binding upon the successors and assigns of each Borrower and shall, together with the obligations of each the Borrower and the rights and remedies of Bank hereunder, inure to the benefit of Bank, its successors, endorsees and assigns. Notwithstanding the foregoing, the Borrower shall not have the right to assign or delegate any of its rights or obligations hereunder without the prior written consent of Bank, and any purported assignment or delegation in the absence of such consent shall be void. In any case, Bank's consent shall not be unreasonably withheld, conditioned or delayed.

(j) Note Replacement. Upon receipt of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of an applicable Note and, in the case of loss, theft, or destruction, upon receipt of indemnity or security reasonably satisfactory to the Borrower from Bank or any holder of any such Note or, in the case of mutilation, upon surrender of the mutilated Note, the Borrower will make and deliver a new Note of like tenure in lieu of the lost, stolen or destroyed Note.

(k) Time is of the Essence. Time is of the essence of this Agreement.

(l) Relationship. Bank and the Borrower acknowledge that the relationship between them created by this Agreement, the Loan Documents or any other document executed in connection herewith is that of creditor and debtor, that such relationship is not intended to be, nor shall be construed in any way to be, that of a partnership, joint venture or principal and agent, that any actions taken by Bank in connection with the disbursement of the Loans to anyone other than the Borrower shall not make or be deemed to make Bank a partner, joint venturer, or principal or agent of the Borrower, but shall be deemed to be solely for the purpose of protecting Bank's security for the

indebtedness evidenced by the Notes and other indebtedness of the Borrower to Bank and for assuring compliance with the Borrower's obligations hereunder and under any other Loan Document.

(m) Acknowledgment. The Borrower and Bank severally, each for itself, acknowledges and agrees that the extension(s) of credit provided for herein are neither conditioned upon nor have the interest rates and fees therefor been set based upon Borrower's agreement to purchase any other product or service from Bank. Further, the Borrower and Bank severally, each for itself, acknowledges and agrees that Bank has not offered these extension(s) of credit or offered to reduce the interest rate(s) or fee(s) therefor except as provided herein.

(n) Construction and Consultation with Counsel. The Borrower acknowledges that its counsel has reviewed this Agreement and that the normal rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement, the Loan Documents or any amendments or exhibits hereto.

(o) Waiver of Jury Trial. **Bank and the Borrower, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waive any right any of them may have to a trial by jury in any litigation based upon or arising out of this Agreement or any other Loan Document or any of the transactions contemplated by this Agreement or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. Neither Bank nor the Borrower shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by Bank or the Borrower except by a written instrument executed by Bank and the Borrower.**

(p) Force Majeure. Whenever this Agreement requires any act (other than the payment of a liquidated sum of money) to be performed by a certain time or within a certain period of time, the time for the performance of such act shall be extended by the period of any delays in such performance caused by war, strikes, civil commotion, general shortages of labor, materials or equipment, casualties, acts of God or other conditions or events beyond the control of the party required to perform such act.

IN WITNESS WHEREOF, the Borrower and Bank, by their respective duly authorized officers, have executed this Agreement as of the date and year first written above.

"Borrower"

THE ESTRIDGE GROUP, INC.
an Indiana corporation

By: ____________________________
Michael J. Keller, Chief Financial Officer

PAUL E. ESTRIDGE CORP.
an Indiana corporation

By: ____________________________
Michael J. Keller, Chief Financial Officer

"Bank"

NATIONAL CITY BANK OF INDIANA
a national banking association

By: ____________________________
John J. Thullen, Vice President

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public in and for said County and State, personally appeared Michael J. Keller, the Chief Financial Officer of The Estridge Group, Inc. and Paul E. Estridge Corp., who acknowledged the execution of the foregoing Master Revolving Credit Disbursement And Security Agreement for and on behalf of said corporations.

Witness my hand and Notarial Seal this 23 day of August, 2001.

My commission expires: Signature Donna Aronson

12-17-2006 Printed Donna Aronson, Notary Public

Resident of Marion County, Indiana

NOTARY PUBLIC SEAL INDIANA

DONNA ARONSON
Res. of Marion Co.
Comm. Exp. 12-17-2006

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public in and for said County and State, personally appeared John J. Thullen, the duly authorized Vice President of National City Bank of Indiana who acknowledged the execution of the foregoing Master Revolving Credit Disbursement And Security Agreement for and on behalf of said bank.

Witness my hand and Notarial Seal this 23 day of August, 2001.

My commission expires: Signature Donna Aronson

12-17-2006 Printed Donna Aronson, Notary Public

Resident of Marion County, Indiana

NOTARY PUBLIC SEAL INDIANA

DONNA ARONSON
Res. of Marion Co.
Comm. Exp. 12-17-2006

Exhibit 6.8

Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004

MODIFICATION AGREEMENT

THIS MODIFICATION AGREEMENT is entered into this 23rd day of June, 2004 to be effective May 30, 2004, by and between THE ESTRIDGE GROUP, INC. AND PAUL E. ESTRIDGE CORP., each an Indiana corporation, (collectively the "Borrower"), and National City Bank of Indiana, a national banking association organized and existing under the laws of the United States, (the "Bank").

WHEREAS, on July 15, 2002, Borrower executed and delivered to the Bank a Master Commercial Time Note, (the "Note"), in the principal amount of Eleven Million and No/100 Dollars ($11,000,000.00), said Note providing for monthly installments of principal and/or interest until April 27, 2003, at which time the principal, interest and other costs due under the Note shall be paid in full.

WHEREAS, on April 30, 2003 Borrower executed and delivered to the Bank a Modification Agreement to be effective April 27, 2003 extending the maturity date upon which the Note matures to May 31, 2003.

WHEREAS, on May 27, 2003 Borrower executed and delivered to the Bank a Modification Agreement to be effective May 31, 2003 extending the maturity date upon which the Note matures to May 30, 2004.

WHEREAS, the Borrower desires to extend the maturity date upon which the aforementioned Note shall mature.

NOW THEREFORE, in consideration of premises and the mutual covenants hereinafter set forth, the parties agree as follows:

1. The parties agree that the date upon which the Note matures is extended to May 30, 2005, at which time the principal, interest and other costs due or to become due, under the Note shall be paid in full.

2. The parties further agree that, as of the effective date of this Modification Agreement, the Borrower shall pay to the Bank accrued but unpaid interest then due under the Note.

3. The parties further agree that, as of the effective date of this Modification Agreement, the Bank has approved an internal increase in availability from $1,750,000.00 to $2,500,000.00 in the sub-limit for speculative homes, including an increase within the sub-limit from $750,000.00 to $1,500,000.00 for speculative town homes, an increase in aggregate spec financing commitments from $8 million to $8.75 million, an increase in the number of spec town homes financed at any one time from 8 to 14 units and an increase in the number of specs allowed in individual communities from 2 to 4.

4. The parties further agree that as of the effective date of this Modification Agreement the Bank has approved a modification in the distributions covenant from a quarterly test to annually.

5. The parties further agree that in the event of any conflict of terms between the Note and the Master Revolving Credit Disbursement and Security Agreement dated August 23, 2001, as amended, that the conditions in the Note shall prevail.

6. Except as modified herein, all terms and conditions of the Note, as well as any loan and security documents pertaining thereto, shall be and remain unchanged and in full force and effect.

This Modification Agreement may be executed in any number of counterparts by the parties. Each of the counterparts will be considered an original, and all counterparts will constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Modification Agreement to be executed on the day and in the year first above written.

"BORROWER"
THE ESTRIDGE GROUP, INC.
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Title: Chief Financial Officer

PAUL E. ESTRIDGE CORP.
an Indiana corporation

By: Michael J. Keller
Name: Michael J. Keller
Title: Chief Financial Officer

"BANK"
NATIONAL CITY BANK OF INDIANA

By: [signature]
Name: David E. Bartus
Title: Vice President

State of Indiana)
) SS:
County of Marion)

Before me, the undersigned, a Notary Public, in and for said County and State, this 23rd day of June, 2004, personally appeared Michael J. Keller, as Chief Financial Officer of The Estridge Group, Inc. and Paul E. Estridge Corp., each an Indiana corporation, and acknowledged the execution of the foregoing Modification Agreement with respect to the Master Commercial Time Note to be his voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal.

My commission expires: 12-17-2006
Residing in said county: Marion

Donna Aronson
Notary Public

Donna Aronson
Printed Name

SEAL — NOTARY PUBLIC — INDIANA

DONNA ARONSON
Res. of Marion Co.
Comm. Exp. 12-17-2006

State of Indiana)
) SS:
County of Marion)

Before me, the undersigned, a Notary Public, in and for said County and State, this 23rd day of June, 2004, personally appeared David E. Bartus, as Vice President of National City Bank of Indiana, and acknowledged the execution of the foregoing Modification Agreement with respect to the Master Commercial Time Note to be his voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal.

My commission expires: 9-25-08

Residing in said county: Marion

Janis L. Levi
Notary Public

Janis L. Levi
Printed Name

GUARANTOR ACKNOWLEDGMENT

Guarantor hereby consents to the execution and performance of this Modification Agreement between Borrower and Bank and agrees that neither the execution nor performance of the Agreement shall in anyway affect, impair, discharge, relieve or release the obligations of Guarantor to Bank with respect to the Guaranty, which Guaranty is hereby ratified, confirmed and reaffirmed in all respects.

"GUARANTOR"
ESTRIDGE DEVELOPMENT COMPANY, INC.

By: Michael J. Keller
Name: Michael J. Keller
Title: Chief Financial Officer

State of Indiana)
) SS:
County of Marion)

Before me, the undersigned, a Notary Public, in and for said County and State, this 23rd day of June, 2004, personally appeared Michael J. Keller, as Chief Financial Officer of Estridge Development Company, Inc., an Indiana corporation and acknowledged the execution of the foregoing Guarantor Acknowledgment to be his voluntary act and deed on behalf of said corporation.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal.

My commission expires:
12-17-2006
Residing in said county:
Marion

Donna Aronson
Notary Public
DONNA ARONSON Donna Aronson
Res. of Marion Co.
Comm. Exp. 12-17-2006

NOTARY PUBLIC SEAL INDIANA

o:priest\modifica\Estridge-11MM-3rdMod.doc

GUARANTOR ACKNOWLEDGMENT

Guarantor hereby consents to the execution and performance of this Modification Agreement between Borrower and Bank and agrees that neither the execution nor performance of the Agreement shall in anyway affect, impair, discharge, relieve or release the obligations of Guarantor to Bank with respect to the Guaranty, which Guaranty is hereby ratified, confirmed and reaffirmed in all respects.

"GUARANTOR"

x

Paul E. Estridge, Jr.

State of Indiana)
) SS:
County of Marion)

Before me, the undersigned, a Notary Public, in and for said County and State, this 23rd day of June, 2004 personally appeared Paul E. Estridge, Jr., and acknowledged the execution of the foregoing Guarantor Acknowledgment to be his voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal.

My commission expires: 12-17-2006

Residing in said county: Marion

Donna Aronson
Notary Public

DONNA ARONSON
Printed Name

NOTARY PUBLIC SEAL INDIANA

DONNA ARONSON
Res. of Marion Co.
Comm. Exp. 12-17-2006

Exhibit 6.9

Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006

Obligor #2842348966
Obligation # 0093976983

PROMISSORY NOTE MODIFICATION AGREEMENT

THIS PROMISSORY NOTE MODIFICATION AGREEMENT ("Modification") is dated as of JUNE 28, **2006** but is effective as of **May 29, 2006** by and between ***The Estridge Group, Inc.*** ("Borrower" or, if more than one (1), collectively "Borrower") and **NATIONAL CITY BANK OF INDIANA, a national banking association** ("Bank").

WHEREAS, Bank agreed to lend to Borrower an amount not to exceed the sum of **Sixteen Million and 00/100 Dollars ($16,000,000.00)** ("***Loan***"), which Loan was evidenced by a certain **Master Commercial Time Note** dated **July 15, 2002**, in the face amount of **Eleven Million and 00/100 Dollars ($11,000,000.00)** (as extended, amended or otherwise modified to date, the "***Note***") (the said Note and any other instrument or document given in connection with or to secure the Loan being collectively referred to as "***Loan Documents***").

WHEREAS, the parties hereto desire to modify the Note as hereinafter provided.

NOW, THEREFORE, in consideration of the foregoing promises and the covenants contained herein, the parties hereto agree as follows:

1. Liability of Borrower. Borrower hereby ratifies and reconfirms Borrower's obligations and all liability to Bank under the terms and conditions of the Loan Documents and acknowledges that Borrower has no defenses to or rights of set-off against Borrower's obligations and all liability to Bank hereunder. Borrower further acknowledges that Bank has performed all of Bank's obligations under the Loan Documents.

2. Modification. **(a) The Note is hereby modified to provide that, effective as of May 29, 2006 the face amount of the Note shall be permanently decreased to the sum of Ten Million and 00/100 Dollars ($10,000,000.00).**

   (b) The Maturity Date is hereby extended from May 29, 2006 to May 30, 2007.

   (c) The next payment is due July 29, 2006 and monthly thereafter as set forth in the above mentioned note. Pricing will be increased to Prime plus 75 basis points interest only payments. Payments prior to the first scheduled payment above have been made as evidenced by the books and records of Bank.

   (d) Speculative starts limited to 15 units.

   (e) Limit maximum spec financing from NCBI for speculative homes to $3,000,000.00 through September 30, 2006 with no more than three new spec units to be placed under the line, then reducing to $2,000,000.00 thereafter as spec units pay off and remaining at $2,000,000.00 through maturity.

(f) Funding for contract and spec homes is subject to the receipt of an acceptable appraisal or real estate evaluation. A *unit type master appraisal* prepared by an appraiser acceptable to National City and reviewed by the National City Internal Appraiser and updated semi-annually *(changed from annually)* will be deemed acceptable for purposes of contract starts until the permanent lender's appraisal is received.

3. Ratification of Loan Documents. The Loan Documents are in all respects ratified and confirmed by the parties hereto and incorporated by reference herein, and each of the Loan Documents and this Modification shall be read, taken and construed as one and the same instrument. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Note. In the event of any conflict between the terms and provisions of this Modification and the terms and provisions of the Note, the terms and provisions of this Modification shall control.

IN WITNESS WHEREOF, the undersigned have caused this Modification to be executed as of the day and year first above written.

The Estridge Group, Inc.,
an Indiana corporation

By: [signature]
Print: **Paul Estridge, Jr.**
Its: CEO

State of Indiana)
) SS:
County of ______)

Before me, the undersigned, a Notary Public, in and for said County and State, this 28 day of June, 2006, personally appeared Paul Estridge, Jr. as CEO of **The Estridge Group, Inc.**, and acknowledged the execution of this Promissory Note Modification Agreement to be a voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal.

My commission expires: 12-17-2006

Donna Aronson [signature]
Notary Public

Residing in said county: Marion

NOTARY PUBLIC SEAL INDIANA

DONNA ARONSON
Res. of Marion County
Comm. Expires : 12/17/2006

Donna Aronson
Printed Name:

NATIONAL CITY BANK OF INDIANA,
a national banking association

By: ________________________________
David Bartus
Its: **Vice President**

State of Indiana)
) SS:
County of ______________)

Before me, the undersigned, a Notary Public, in and for said County and State, this ____ day of ________________, 2006, personally appeared David Bartus as Vice President of National City Bank of Indiana, and acknowledged the execution of this Promissory Note Modification Agreement to be a voluntary act and deed on behalf of Bank.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal.

My commission expires: ________________________ Notary Public

Residing in said county: ________________________ Printed Name:

Exhibit 6.10

Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002

(2336)

LOAN AGREEMENT

BY AND BETWEEN

The Estridge Group, Inc.

And

Paul E. Estridge Corp.

AND

FIRST INDIANA BANK, N.A.
a national banking association

DATED AS OF

March 20, 2002

REVOLVER LOAN AGREEMENT

This Loan Agreement ("Agreement") is made as of this 20 day of **March, 2002,** by and between **The Estridge Group, Inc. and Paul E. Estridge Corp.**, both Indiana Corporations having its principal office at **1041 West Main Street, Carmel, Indiana 46032** ("Borrower"), and FIRST INDIANA BANK, N.A. a national banking association having its principal office at 135 N. Pennsylvania Street, Indianapolis, Indiana 46204 ("Lender"):

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. In addition to terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the respective meanings indicated below (such meanings to be applicable equally to both the singular and plural forms of such terms):

"Appraised Value" means the value of a Lot and any Improvements located or to be constructed thereon and appurtenant thereto as determined pursuant to Section 5.01(b) for each Lot and related Improvements included in the Borrowing Base and on an annual basis for each floor plan used by Borrower in each subdivision included within the Real Estate at such time by an appraisal either by Lender or by an independent appraiser selected by Lender, as Lender may elect in its sole discretion.

"Borrowing Base" means, at any time, the sum of the Contract Borrowing Base, Lot Borrowing Base and Spec Borrowing Base determined by Lender at such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Borrowing Base Certificate" means a certificate in the form of Exhibit ______ attached hereto showing, among other things, for each Lot and related Improvements included within the Borrowing Base, (i) the purchase price under the applicable Sales Contract or the requested sales price; (ii) the acquisition price for each Lot; (iii) the percentage of completed construction of the related Improvements; (iv) whether the Request (as defined in Section 4.01(b)) is for a Contract Loan, Lot Loan or Spec Loan; (v) amount of the Advance requested by the current Request; (vi) the application history of all prior Advances under the Loan on a Lot-specific basis; (vii) a schedule of all prior payments by Borrower to Lender under the Loan; (viii) designation of the type of Loan (Contract Loan, Lot Loan or Spec Loan) to which all prior Advances and payments have been applied; (ix) a current list of all Lots included in the Borrowing Base and subject to the lien of the Mortgage; and (x) a certification that there are no liens or encumbrances of any kind upon the assets of Borrower except those previously disclosed to Lender in writing.

"Contract Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot times (b) the lesser of (i) 80% of the Appraised Value, (ii) 100% of the Lot Budget (as defined in Section 4.01(b)), or (iii) 80% of the total consideration to be received by Borrower pursuant to a Sales Contract, for each Lot and Improvements located or to be constructed thereon pursuant to Sales Contracts and which satisfy the conditions of Section 5.01, Section 5.02 and Section 5.03 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal balance of **$14,000,000.00** at any time.

"Contract Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon pursuant to Sales Contracts, the aggregate outstanding principal balance of which shall at no time exceed **$14,000,000.00**.

"Default Rate" has the meaning set forth for such term in the Note.

"Event of Default" means any of the events set forth in Section 11.01.

"Guaranties" means those certain guaranties of the Guarantors dated as of even date herewith, together with any and all renewals, amendments, modifications and supplements thereto, which provides for the guaranty of the performance of all or part of Borrower's obligations under the Loan Documents.

"Guarantors" means **Paul E. Estridge, Jr. and Estridge Development Company, Inc.**

"Improvements" means the single family residence, condominium, and/or planned unit development, real estate fixtures and other improvements located or to be constructed on any Lot.

"Indebtedness" means, for any Person, all indebtedness or other obligations of such Person for borrowed money or for the deferred purchase price of property or services.

"Loan" means the revolving line of credit loan which Lender agrees to make to Borrower pursuant to this Agreement.

"Loan Documents" has the meaning set forth for such term in Article VI.

"Loan Payment Date" means the **twentieth** day of each calendar month commencing on the **20th** day of the first full calendar month following the date hereof and continuing through the Maturity Date.

"Lot" or "Lots" means one or more of the separate parcels or lots comprising the Real Estate.

"Lot Borrowing Base" means, at any time, the sum of the lesser of (i) 80% of Appraised Value, or (ii) 80% of Borrower's acquisition costs, for each Lot held by Borrower as inventory which satisfies the conditions of Section 5.01 of this Agreement, as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal amount of **$1,500,000.00** at any time.

"Lot Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots held by Borrower as inventory, the aggregate outstanding principal balance of which shall at no time exceed **$1,500,000.00**.

"Maturity Date" means, **February 28, 2003**.

"Maximum Loan Amount" means the maximum principal amount of **$22,000,000.00**.

"Maximum Outstanding Amount" means the Maximum Loan Amount or the Borrowing Base, whichever is less.

"Mortgage" means any one or more of those certain Real Estate Mortgage & Security Agreements executed and delivered by Borrower to Lender from time to time, each securing the Loan and encumbering the real and personal property described therein, together with any and all renewals, amendments, modifications and supplements thereto; including, but not limited to those Mortgages described in Exhibit _______.

"Note" means that certain promissory note executed by Borrower and delivered to Lender in the principal amount of the Loan, together with any and all renewals, modifications, amendments or supplements thereto.

"Real Estate" means that certain real property more particularly described in the Mortgage, as amended from time to time, and all Improvements located thereon.

"Sales Contract" or "Sales Contracts" means one or more contracts approved by Lender pursuant to which Borrower has agreed to construct or cause the construction of Improvements upon a Lot or Lots and/or to convey a Lot and/or the Improvements located thereon; provided, however, that no such Sales Contract shall provide for any installment or other title retention sale, or require or permit Borrower to finance any portion of the purchase price, of any Lot and/or the Improvements located thereon, except as subordinated to the Loan in a manner satisfactory to Lender in its sole discretion.

"Spec Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot times (b) the lesser of (i) 80% of Appraised Value, or (ii) 100% of the Lot Budget as defined in Section 4.01(b), for each Lot and Improvements located or to be constructed thereon as speculative or model homes which satisfy the conditions of Section 5.01 and Section 5.02 of this Agreement, such sum as determined by

Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal amount of **$6,500,000.00** at any time.

"Spec Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon for which there is no Sales Contract, the aggregate outstanding principal balance of which shall at no time exceed **$6,500,000.00**.

"Unmatured Default" means an event which but for the passage of time or the giving of notice, or both, would constitute an Event of Default.

Section 1.02. Accounting and Other Terms. All accounting terms used in this Agreement which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles consistently applied unless otherwise expressly stated herein. All terms used in this Agreement which are defined in Article 9 of the Uniform Commercial Code in effect in the State of Indiana on the date hereof and which are not otherwise defined herein shall have the same meanings herein as set forth therein.

ARTICLE II
AGREEMENT TO MAKE LOAN

Section 2.01. Agreement to Make and Take Loan. Subject to the terms and conditions set forth in this Agreement, Lender agrees to establish and extend to Borrower a revolving line of credit in the maximum principal amount of the Maximum Loan Amount, to be used by Borrower as Contract Loans, Spec Loans or Lot Loans, provided that the outstanding principal balance under such revolving line of credit shall at no time exceed the Maximum Outstanding Amount, and Borrower agrees to accept such Loan from Lender as hereinafter described. The Borrower may borrow, repay and reborrow hereunder on or after the date hereof and prior to the Maturity Date, subject to the terms and conditions set forth in this Agreement. The initial advance under the Loan shall be made upon execution and delivery of the Note and all other Loan Documents and upon satisfaction of the requirements listed in Article IV, Article V and elsewhere in this Agreement.

Section 2.02. Note and Mortgage. Borrower shall execute and deliver to Lender the Note which shall evidence and be in the principal amount of the Loan. The Note shall be secured by the Mortgage on all Lots and the Improvements located or to be constructed thereon which may now or at any time hereafter comprise a part of the Real Estate.

ARTICLE III
TERMS OF THE LOANS

Section 3.01. Interest and Payment Terms. Interest only at the rate of Lender's prime lending rate plus **one half of one** percent (**0.50%**) per annum shall be payable under the Note on each Loan Payment Date until the Maturity Date, at which time the entire outstanding principal balance of such Note, together

with all accrued and unpaid interest thereon, shall become due and payable in full.

Section 3.02. Closing Fees. Borrower shall pay to Lender, upon the initial advance under the Loan with respect to each Lot and related Improvements now or at any time hereafter subject to the lien of the Mortgage, a closing fee equal to **zero percent (0.00%)** of the portion of the Borrowing Base attributable to such Lot and related Improvements.

Section 3.03. No Partnership or Joint Venture. Borrower and Lender expressly agree that the only relationship intended to be created between them in connection with the Loan is that of Lender and Borrower and that the relationship in no way creates a partnership, joint venture, tenancy in common, or joint tenancy between them. Accordingly, it is understood and agreed that Borrower is the sole and exclusive owner of the Lots purchased with proceeds of the Loan and there is no intent by the parties to share the profits and losses from the business of Borrower. Borrower shall indemnify and hold Lender harmless from any and all liabilities and damages, together with attorneys' fees, incurred by Lender in defense of any suit or cause of action which is asserted against Lender on the basis that Lender is liable or the security for the Loan is subordinated or defeated by reason of the existence of a partnership, joint venture, tenancy in common or joint tenancy between Borrower and Lender in connection with the Loan, the Lots or the development or sale thereof.

ARTICLE IV
LOAN ADVANCES

Section 4.01. Procedure. Subject to the terms and conditions of this Agreement, Lender will, from time to time, make advances to Borrower under the Loan for the purchase of Lots and construction of Improvements thereon. Advances will be made to Borrower no more frequently than twice a month; provided, however, that Lender may make advances to Borrower on a more frequent basis, as determined by Lender in its sole discretion, subject to Borrower's payment of all fees in such amounts and satisfaction of all conditions precedent to such additional advances as determined by Lender, in its sole discretion. At no time, however, will the outstanding balance of all advances made under this Agreement exceed the Maximum Outstanding Amount. Each request by Borrower for an advance shall be in writing. No advance will be made unless and until Lender determines that each of the following have been satisfied:

(a) At or prior to the closing of the initial advance under the Loan, Borrower shall execute and deliver, or cause to be executed and delivered to Lender all Loan Documents, including without limitation the Note evidencing the Maximum Loan Amount, the Mortgage and all other documents required hereunder or under the commitment letter to Borrower from Lender dated **March 14, 2002;**

(b) Borrower will cause to be prepared and furnished to Lender a written construction draw request (each, a "Request"). The Request shall be in such form and substance as shall be satisfactory to Lender and shall contain or be accompanied by the following if the Lender deems necessary: (i) a list of the actual expenditures incurred since the last advance, including the cost for acquisition of Lots; (ii) paid invoices and progressive lien waivers for the amount of each of the expenditures described in (i) above which have been paid by Borrower; (iii) current invoices due but unpaid for each of the expenditures described in (i) above with progressive lien waivers effective upon receipt of payment; (iv) a statement showing the total amount of advances to Borrower up to and including the last day of the preceding month,

the total amount of costs paid and an estimate of the percentage by which the Improvements on the Lots have been completed as of the last day of the preceding month, and (v) a statement showing that all Improvements have been constructed in accordance with the estimated cost budget submitted to and approved by Lender for each Lot and the Improvements to be constructed thereon prior to the acquisition thereof ("Lot Budget") and in compliance with the plans and specifications therefor approved by Lender in writing prior to acquisition of each Lot (the "Lot Specifications").

(c) Each advance to be used for payment of the costs incurred in construction of the Improvements may be made by Lender, at its sole option, directly to the general contractor, subcontractors and materialmen, pursuant to current invoices and lien waivers contained in the Request.

(d) Each advance shall be made only upon an inspection and approval by Lender's inspector of fifty percent (50%) of all construction of Improvements commenced since the date of the last advance.

(e) Each Request for an advance shall be for an amount not to exceed the difference between the Maximum Outstanding Amount permissible as of the date of such Request and the total principal balance outstanding as of the date of such Request.

(f) If requested by Lender, Lender shall have received a certificate satisfactory in substance and form to Lender, dated as of the date of each advance, signed by the Borrower and certifying to the following: (i) there have been no changes in, amendments to or deletions from the Lot Specifications or the Lot Budget (other than the Lot Budget line item savings) for the related Lots and Improvements thereon since the date of the last advance for the related Lots, except those which shall have been approved by Lender in advance in writing (line item savings will be an added contingency line item, and line item overages approved by Lender will be charged against such contingency line item), (ii) all work to the date of the advance complies with the Lot Specifications and the Lot Budget for the related Lots and Improvements thereon as they may have been amended in compliance with this Agreement, all such work has been done in a good and workmanlike manner and all materials, supplies, furniture, fixtures, and equipment usually furnished and installed at such stage have been furnished or installed, (iii) the Borrower has not received and has no knowledge of any notice or other record of violation of any zoning, building or other statute, ordinance, regulation or restriction or the use thereof of any governmental authority having jurisdiction, and (iv) all such building permits, certificates and licenses from each governmental authority having jurisdiction as have been necessary to the date of the advance to allow the construction of Improvements on the related Lots to be carried on to the date of the advance in accordance with the Lot Specifications for such Improvements as they may have been amended in compliance with this Agreement and to permit the use of such Improvements upon completion have been obtained and are in full force and effect.

(g) There shall be no unpaid claims for labor, material or services for which a claim has been or could be made under any provision of the mechanic's lien laws of the State of Indiana.

(h) The representations and warranties contained in Article VII hereof shall be true and there shall exist no Event of Default or Unmatured Default.

(i) All conditions set forth elsewhere in this Agreement, including, without limitation, Article V below, shall be satisfied or waived in writing by Lender.

(j) At or prior to the closing of the initial advance under the Loan and upon request by Lender thereafter, Borrower shall furnish to Lender certified copies of resolutions of the board of directors of Borrower approving and authorizing the Loan and the borrowings from Lender of each advance thereunder and the execution and delivery of all Loan Documents in connection therewith;

(k) At or prior to the closing of the initial advance under the Loan and upon request by Lender

thereafter, Borrower shall furnish or cause to be furnished to Lender a copy of its Articles of Incorporation and all amendments thereto, a Certificate of Existence, and its By-Laws, currently certified respectively by the Indiana Secretary of State and the Secretary of Borrower;

(l) Before being required to make any advance hereunder, Borrower shall submit to Lender, upon Lender's request, such evidence and information requested by Lender to enable Lender to determine, to Lender's satisfaction that: (1) there has been no material deterioration of Borrower's financial position since the execution of this Agreement, (2) that Borrower has the financial capacity and is otherwise able to repay all amounts owing or to be owed by Borrower hereunder in accordance with the terms hereof, and (3) that to its knowledge all conditions precedent to such advance have been fulfilled.

Any inspections by Lender of any portion of the Real Estate will be solely for Lender's benefit. Borrower understands and agrees that it is not relying on Lender to supervise or inspect the construction of the Improvements for Borrower's benefit and that Lender is not liable in any manner even if the Improvements are not constructed in accordance with the applicable specifications.

The amount of each advance under this Agreement will be added to the then outstanding principal balance of the Loan and will bear interest from the date of such advance at the rate specified in the Note. Lender shall have no liability by reason of any advance made pursuant to this Agreement in reliance upon any Request submitted to it, nor shall it have any liability by reason of any payment of funds pursuant to any Request or other request of Borrower.

Section 4.02. Additional General Conditions. The following conditions shall be applicable at all times during any period when any portion of the Loan is outstanding:

(a) Any advance made prior to or without the fulfillment by Borrower of all of the conditions precedent thereto, whether or not known to Lender, shall not constitute a waiver by Lender of the requirement that all conditions, including the unperformed conditions, be performed with respect to all future advances.

(b) All documentation and proceedings deemed by Lender or Lender's counsel to be necessary or required in connection with this Agreement and the documents relating hereto shall be subject to the prior approval of, and satisfactory to, both of them as to form and substance. In addition, the person or parties responsible for the execution and delivery of, and signatures to, all of such documentation, shall be acceptable to, and subject to the approval of, Lender and Lender's counsel.

(c) If, for any reason whatsoever, the total amount of all advances made hereunder at any time exceeds the Maximum Outstanding Amount, Borrower shall immediately repay to Lender the amount by which the total amount of all outstanding advances exceeds the Maximum Outstanding Amount. Failure of Borrower to immediately repay the amount of any excess advances shall be an Event of Default hereunder and shall entitle Lender to debit Borrower's accounts directly for all or any portion of such excess advances, as well as exercise any other rights of Lender hereunder.

Section 4.03. Additional Funds. If, at any time, Lender determines that the undisbursed balance of the Loan, or the amount of insurance or condemnation proceeds in the case of casualty or condemnation and the election of Borrower to repair, rebuild and replace as permitted pursuant to the Mortgage, are not sufficient to complete the Improvements on all Lots in accordance with the related Lot Specifications,

Borrower agrees to promptly deposit with Lender such sum as Lender determines to be necessary to ensure completion of such Improvements in accordance with the applicable Lot Specifications. Such sum shall be held by Lender from time to time for the payment of labor and materials incurred in connection with the construction of the Improvements on such Lot. Such sums shall be disbursed prior to any further disbursement of the portion of the Loan approved for such Lot and related Improvements or, at the option of Lender, may be applied to the principal balance then outstanding under the Note.

Section 4.04. Construction Delay. If construction of Improvements for which an advance has been made shall be at any time unreasonably discontinued or not carried on with reasonable dispatch in the judgment of Lender, it being recognized that completion and conveyance is essential for repayment of the Loan, Lender or any holder of the Note may purchase materials and employ workmen to protect the applicable Improvements so that they will not suffer from depreciation or the weather and to complete the construction for which such advances have been disbursed and purchase of the necessary furnishings, fixtures and equipment so that the applicable Improvements may be conveyed as contemplated pursuant to this Agreement. At the sole election of Lender or any holder of the Note, architects or contractors may be employed for such purposes.

ARTICLE V
CONDITIONS PRECEDENT

Section 5.01. Conditions Precedent to Inclusion within Borrowing Base. The following shall be conditions precedent to inclusion within the Borrowing Base of any Lot and any Improvements located or to be constructed thereon:

(a) The representations and warranties contained in Article VII hereof shall be true and there shall exist no Event of Default or Unmatured Default;

(b) Borrower shall have furnished to Lender with each Request for an Advance and in no event less frequently than monthly, a Borrowing Base Certificate;

(c) Borrower shall have furnished to Lender a true, accurate and complete copy of an owner's policy of title insurance for such Lot and related Improvements insuring Borrower as the fee simple owner of such Lot and related Improvements free of all liens and encumbrances and otherwise acceptable to Lender;

(d) Borrower shall execute and deliver to Lender an amendment to the Mortgage in recordable form and otherwise acceptable to Lender subjecting such Lot and related Improvements to the lien of the Mortgage.

(e) Borrower shall, at Borrower's expense, furnish, deliver or cause to be delivered, execute, acknowledge and record or file such further documentation, instruments or evidence (including without limitation, a commitment for a mortgagee's policy of title insurance, or a final policy therefor, insuring Lender in the amount of the Appraised Value of each Lot and related Improvements and otherwise satisfactory to Lender in its sole discretion, a plot plan or survey of the Lot and related Improvements certified to Lender and any third parties as requested by Lender and otherwise satisfactory to Lender in its sole discretion, an appraisal satisfactory to Lender and subject to completion in accordance with the applicable Lot Specifications of each Lot and the related Improvements as determined by an appraisal either by Lender or an independent appraiser selected by Lender, as Lender may elect in its sole discretion, and further

mortgages, security agreements) and do such further acts as may be reasonably necessary, desirable or proper to carry out more effectively the purposes of this Agreement and the other Loan Documents and to subject to the lien of the Mortgage any property intended by the terms hereof and thereof to be covered hereby and thereby including, without limitation, any renewals, additions, substitutions, replacements, or appurtenances to the Real Estate.

Section 5.02. Additional Conditions Precedent to Inclusion within Contract Borrowing Base and Spec Borrowing Base. The following shall be additional conditions precedent to the inclusion within the Contract Borrowing Base or the Spec Borrowing Base of any Lot and any Improvements located or to be constructed thereon, except as otherwise waived by Lender:

(a) Borrower shall furnish to Lender, at Borrower's expense, the Lot Specifications and Lot Budget with respect to each Lot or floor plan and Improvements located or to be constructed thereon.

(b) Borrower shall furnish to Lender, with respect to each Lot and Improvements thereon, premiums prepaid, insurance policies and companies, coverage and amount satisfactory to Lender, insuring against loss or damage by fire and other hazards, as may be reasonably required by Lender, and workmen's compensation coverage and public liability coverage, with appropriate mortgage clauses attached to the policy showing the respective interests of Lender.

(c) Borrower shall have obtained proper zoning of the Lots and Improvements thereon satisfactory to Lender.

Section 5.03. Additional Conditions Precedent to Inclusion within the Contract Borrowing Base. It shall be an additional condition precedent to inclusion within the Contract Borrowing Base that the Borrower shall deliver or cause to be delivered to Lender true and accurate copies of all Sales Contracts executed by Borrower and the buyer thereunder with respect to all Lots and Improvements located or to be constructed thereon.

All documents required to be executed and delivered under this Article V shall be satisfactory in form and substance to Lender and Lender's counsel. In addition to all of the terms and conditions to be performed by Borrower under this Agreement and the other Loan Documents, Borrower shall deliver or cause to be delivered to Lender such other documents as may from time to time be reasonably required by Lender to carry out the terms and provisions of this Agreement.

ARTICLE VI
LOAN DOCUMENTS

Section 6.01. Loan Documents Defined. The Loan will be evidenced by the Note and this Agreement. The Loan and the performance of all other obligations of Borrower hereunder will be secured by the Mortgage, and the Guaranty[ies] which instruments, together with the Note, this Agreement and all other instruments executed by Borrower in connection herewith, together with any and all renewals, amendments, modifications and supplements thereto, are collectively referred to as the "Loan Documents."

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF BORROWER

Section 7.01. Representations and Warranties. To induce Lender to enter into this Agreement and to make the Loan, Borrower represents and warrants to Lender as follows:

(a) Borrower is not in violation of any material ordinance, law or regulation of any governmental authority as to its business, premises or properties;

(b) There are no governmental authorizations, permits, certificates, licenses, filings, registrations, approvals or consents which must be obtained, received or made by Borrower for the Borrower to lawfully (i) make, execute and deliver this Agreement or the other Loan Documents; or (ii) perform all of its obligations under this Agreement or the other Loan Documents;

(c) Other than the approvals and consents which have been obtained, no approval or consent of or from the holder of any security of Borrower or any indebtedness of Borrower is required by law, Borrower's Articles of Incorporation or Bylaws, or any indenture, agreement, or other instrument to which Borrower is a party in connection which the execution of or consummation of the transactions contemplated by this Agreement or the other Loan Documents or the performance of its obligations under this Agreement or the other Loan Documents;

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement nor compliance with the terms and provisions of the other Loan Documents conflict with or result in a breach of or constitute a default under the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Borrower, any law, regulation, order, writ, injunction or decree of any court or governmental instrumentality having jurisdiction over Borrower or any indenture, agreement or other instrument to which Borrower is a party;

(e) Borrower has heretofore furnished to Lender **Quarterly** financial statements of Borrower dated December 31, 2000. Such statements are complete and accurate in all material respects and fairly present the financial condition of Borrower as at such date and have been prepared in accordance with generally accepted account principles, consistently applied. Since the date of such statements, there has been no material adverse change in the financial condition or prospects of Borrower;

(f) There exists no Event of Default or Unmatured Default;

(g) Borrower further warrants to Lender that (i) none of the written statements, representations or warranties furnished by Borrower to Lender in connection with this Agreement contains or will contain any untrue statement or will omit a material fact necessary to make the statements contained therein or herein, in light of the circumstances when made, not misleading; and (ii) there is no existing fact which Borrower has not disclosed to Lender which materially affects adversely, or as far as Borrower presently can foresee, will have a material adverse effect on the properties, business, or condition (financial or otherwise) of Borrower or the ability of Borrower to fully perform Borrower's obligations under this Agreement;

(h) Borrower hereby represents, warrants, covenants and agrees to and with Lender that all operations or activities upon, or any use or occupancy of the Real Estate, or any portion thereof, by Borrower, any tenant, subtenant or occupant, licensee or invitee of the Real Estate, or any portion thereof, is presently and shall hereafter be in all respects in compliance with all state, federal and local laws and regulations governing or in any way related to the generation, handling, manufacture, treatment, storage, use, transportation, spillage, leakage, dumping, discharge or disposal (whether legal or illegal, accidental or

intentional) of any hazardous or toxic substance; and that neither Borrower nor, to the best of Borrower's knowledge, after due inquiry, any tenant, subtenant, or occupant, licensee or invitee of all or any portion of the Real Estate, has at any time placed, suffered or permitted the presence of any hazardous or toxic substances at, on, under, within or about the Real Estate, or any portion thereof in violation of applicable law. Borrower hereby agrees to indemnify and hold Lender harmless from and against all loss, cost (including reasonable attorney's fees), liability and damage whatsoever incurred by Lender by reason of any violation of any applicable statute or regulation for the protection of the environment which occurs upon the Real Estate, or by reason of the imposition of any governmental lien for the recovery of environmental cleanup costs expended by reason of such violation, without regard to fault on the part of Borrower, which indemnity shall survive repayment in full of the Loan.

(i) Each of the Sales Contracts have been duly authorized, executed and delivered by the parties thereto, are valid, binding and enforceable obligations of the parties thereto and are in full force and effect and have not been modified or amended except as previously disclosed to Lender.

(j) Borrower represents and warrants that it is currently, and at all times hereafter will be, lawfully possessed of the Real Estate and holds and at all times hereafter will hold fee simple title to the Real Estate, subject to no liens or encumbrances except as approved by Lender in writing.

All representations and warranties made by Borrower under or in connection with this Agreement or in any other Loan Document delivered by Borrower to Lender in connection with this Agreement shall survive the making of all advances under the Loan and issuance and delivery of the Note to Lender, notwithstanding any investigation made by Lender or on Lender's behalf. All statements contained in any certificate or financial statement delivered by Borrower to Lender under this Agreement shall constitute representations and warranties made by Borrower hereunder.

ARTICLE VIII
AFFIRMATIVE COVENANTS OF BORROWER

Section 8.01. Affirmative Covenants. Borrower covenants to Lender that so long as any portion of the Loan shall remain unpaid, Borrower will:

(a) Promptly pay and discharge all taxes, assessments and governmental charges which may be lawfully levied, imposed or assessed upon Borrower or its properties and assets, including, without limitation, any of the Lots and related Improvements, or upon Borrower's income or profits when they shall become due and payable; provided, however, that Borrower shall have the right to contest in good faith any such tax, assessment, charge or levy by appropriate proceedings;

(b) Permit any authorized representative of Lender and its attorneys and accountants to inspect, examine and make copies and extracts of the books of account and records of Borrower at reasonable times during normal business hours;

(c) Give prompt written notice to Lender of any material process or action taken or pending whereby a third party is claiming any interest in the assets of Borrower;

(d) Procure and maintain all insurance coverage as required herein and by the Mortgages. Lender shall be named as an additional insured under such insurance coverages;

(e) Pay when due all liabilities, except for such liabilities as are contested in good faith;

(f) Maintain its corporate existence in good standing in each state in which it conducts business

unless failure to maintain its corporate existence in good standing would not have a material adverse effect on the Borrower;

(g) Furnish Lender with prompt notice of any material change in Borrower's corporate existence, its course of business, or any material change in the representations set forth herein;

(h) Give prompt written notice to Lender of any material act of default by Borrower under any existing material contract, including, without limitation, the Sales Contracts, or any acceleration of any Indebtedness caused thereby;

(i) Upon written demand of Lender, furnish to Lender, within thirty (30) days of such demand, any and all additional security agreements and mortgages and other documents which may be reasonably required or necessary or appropriate to maintain the security of Lender in the collateral provided by the Loan Documents; and

(j) Indemnify Lender against claims of brokers arising by reason of the execution hereof or the consummation of the transactions contemplated hereby except if claiming by or through Lender;

(k) Comply with all material restrictions, covenants and easements affecting any of the Lots or the related Improvements and cause the satisfaction of all conditions of this Agreement;

(l) Cause the Improvements on each Lot to be constructed and erected in strict compliance with all laws and ordinances, in a good and workmanlike manner, with materials and workmanship of the highest quality, and in substantial accordance with the Lot Specifications and Lot Budget submitted to and approved by Lender with respect to the related Lots and Improvements thereon;

(m) Comply with and perform all terms and conditions of each of the Sales Contracts;

(n) Borrower shall provide annually to Bank, within **120** days of the fiscal year end audited financial statements;

(o) Borrower and Estridge Developments Company, Inc. shall provide Bank with quarterly prepared financial statements, with in 45 days of the quarter then ended;

(p) Borrower shall provide Bank with a Subordination of any current and future shareholder/related party debt;

(q) Paul E. Estridge, Jr., shall provide annually to Bank with personal financial statements and tax returns;

(p) Borrower shall maintain a total debt to worth not to exceed 6.0:1.0 measured annually based on the combined financials of The Estridge Group, Inc., Paul E. Estridge Corp. and Estridge Development Company, Inc. (*defined as total liabilities less subordinated debt divided by the sum of net worth and related party subordinated debt*);

(q) Borrower shall maintain a current ratio of at least 1.0:1.0 measured quarterly based on the combined financial statements of The Estridge Group, Inc., Paul E. Estridge Corp., and Estridge Development Company, Inc. (*defined as current assets divided by current liabilities)*;

(r) Borrower shall not exceed equity distributions of 75% of the combined net income of The Estridge Group, Inc., Paul E. Estridge Corp. and Estridge Development Company, Inc.;

(s) Borrowers and Corporate Guarantors shall not make loans to other companies excluding The Estridge Group, Inc., Paul E. Estridge Corp., and Estridge Development Company, Inc. in the excess of $200,000.00 in aggregate without the prior written consent of the Bank;

ARTICLE IX
NEGATIVE COVENANTS OF BORROWER

Section 9.01. Negative Covenants. In addition, Borrower covenants to Lender that so long as any portion of the Loan shall remain unpaid, it will not, without the prior written consent of Lender:

(a) Enter into any consolidation or merger with any other corporation or entity or sell or lease all or any substantial part of its property other than in the ordinary course of business;

(b) Assume, guarantee or otherwise become liable as a guarantor or surety for the obligations of any person, firm or corporation other than as approved by Lender in writing;

(c) Use any funds borrowed hereunder for any purpose other than bona fide corporate purposes of Borrower;

(d) Make any material changes in the scope or nature of the Borrower's business activities;

(e) Sell, transfer, lease or otherwise dispose of any of Borrower's assets or properties, including, without limitation, any of the Lots or related Improvements, securing the Loan, other than as permitted by this Agreement or cause, permit, acquiesce or otherwise suffer liquidation of all or substantially all of Borrower's assets or winding up of Borrower's business affairs;

(f) Incur, create, assume, become liable in any manner with respect to, or permit to exist, any other Indebtedness relating to any of the Lots and/or related Improvements or any other property or assets of Borrower securing the Loan, except Indebtedness with respect to trade obligations and other normal accruals in the ordinary course of business not yet due and payable;

(g) Engage, directly or indirectly in a business substantially different from the business proposed to be conducted;

(h) Place, suffer or permit the presence of any hazardous or toxic substance at, on, under, within or about the Real Estate or any portion thereof.

ARTICLE X
SALE OF BUILDING LOTS

Section 10.01. Lot Sales. Lender understands that Borrower intends to build the Improvements on Lots acquired by Borrower and to enter into Sales Contracts for the construction of such Improvements and conveyance of such Lots and Improvements to buyers pursuant to a Sales Contract. Lender agrees to consent to the conveyance by Borrower of each such Lot and the Improvements thereon to the buyer thereof, and the release of such Lot and Improvements from the lien of the Mortgage, provided that:

(a) No Event of Default or Unmatured Default shall exist and be continuing; and

(b) Borrower pays to Lender the amount, if any, by which the outstanding principal balance of the Loan as of the date of such conveyance exceeds the Maximum Outstanding Amount as determined immediately after the closing of such conveyance.

ARTICLE XI
EVENTS OF DEFAULT

Section 11.01. Events of Default. The following shall be Events of Default by Borrower under the terms of this Agreement and the Loan Documents:

(a) Failure to make any payment hereunder or under the Note or any other Loan Document when due; or

(b) Failure to observe, comply with or perform any other covenant, term, agreement or condition contained in any of the Loan Documents; or

(c) The filing by the Borrower or any Guarantor of a petition or petitions under Title 11 U.S.C. 301, as amended or as may hereafter be amended or re-codified, or the filing of a petition or petitions under Title 11 U.S.C. 303, as amended or as may hereafter be amended or re-codified, against the Borrower or any Guarantor or the appointment of a receiver or trustee of all or substantially all of the property of the Borrower or any Guarantor or of all or part of the Real Estate; or the finding by any court of the United States of America, or any state thereof, that the Borrower or any Guarantor is insolvent, paupers, or unable to pay its or their debts or obligations as they become due in the ordinary course of business or the admission by the Borrower or any Guarantor of its or their insolvency or inability to pay its or their debts or obligations as they become due in the ordinary course of business; or any act(s) by or against the Borrower or any Guarantor that confesses, admits, or recognizes its or their insolvency, or impending insolvency, or any such act(s) or omission(s) that fails to repudiate or contest an obligation of insolvency; or

(d) If any final judgment, order or decree for the payment of money shall be rendered against the Borrower or any Guarantor, and the Borrower or such Guarantor, as the case may be, shall not discharge the same or cause the same to be discharged within thirty (30) days after the rendition thereof, or shall not appeal therefrom in such manner as to preclude or conclusively set aside the execution or levy under such judgment, order or decree; or

(e) Any statement or certificate furnished by or on behalf of the Borrower hereunder or in connection with the Note shall prove to be untrue in any material respect as of the date of which the facts set forth are stated or certified; or

(f) The holder of any lien or security interest on the Real Estate or any portion thereof (without hereby implying the consent of the Lender to the existence or creation of any such lien or security interest) institutes foreclosure or other proceedings for the enforcement of its remedies thereunder; or

(g) The validity or the enforceability of any of the Loan Documents in accordance with their terms is contested by Borrower; or

(h) Any representation or warranty made by Borrower herein or in any of the Loan Documents shall prove untrue; or

(i) Any attempted termination by a buyer under any of the Sales Contracts based upon a breach thereunder by Borrower; or

(j) The occurrence and continuance for a period of five (5) days after receipt of notice from Lender of any of the following:

(i) The Borrower fails to maintain all material licenses, authorizations and approvals required to operate its business; or

(ii) The security interest or other lien purported to be created pursuant to any of the Loan Documents shall for any reason, except to the extent permitted by the terms thereof, cease to be a valid and perfected security interest or other lien, as the case may be, in any of the collateral purported to be covered thereby; or

(iii) Construction of any of the Improvements is at any time unreasonably discontinued

or not carried on with reasonable dispatch in the sole determination of Lender, or, in any event, not completed within **180** days after the advance with respect thereto; or

(iv) Any of the Improvements are, in Lender's reasonable judgment, not being constructed substantially in accordance with either the Lot Specifications or the Lot Budget approved by Lender with respect thereto or applicable building codes.

(v) Failure to complete construction of any of the Improvements when and as required by the local governmental authority having jurisdiction, including any extensions agreed to by Lender in writing.

(k) A material adverse change shall have occurred in the condition of the Borrower, any Guarantor or the Mortgaged Property or any part thereof or the Lender shall reasonably deem itself insecure for any reason whatsoever.

Section 11.02. Rights of Lender. In the event of an Event of Default, Lender may immediately terminate this Agreement and the line of credit established hereby, and Lender may declare the Note thereupon due and payable without further notice of any kind, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Mortgage and all other Loan Documents may forthwith be foreclosed or otherwise enforced in accordance with the terms of each such instrument.

ARTICLE XII
GENERAL PROVISIONS

Section 12.01. No Implied Waiver. Neither failure to exercise nor any delay on the part of Lender in exercising any right, power or privilege, nor any single or partial exercise of any right, power or privilege under this Agreement, nor under any of the documents executed by Borrower in connection herewith, shall preclude any further exercise thereof by Lender or the exercise of any other right, power or privilege.

Section 12.02. Changes Must Be In Writing. No provisions of the Loan Documents may be changed, waived, discharged or terminated by any means except an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought and then the same shall be effective only in the specific instance for which it is given.

Section 12.03. Applicable Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Indiana.

Section 12.04. Survival of Covenants. This Agreement and all covenants, agreements, representations and warranties made herein and in any other Loan Document and in the certificates delivered pursuant hereto, shall survive the making by the Lender of all advances under the Loan and the execution and delivery to the Lender of the Note, and, except as otherwise provided herein, shall continue in full force and effect so long as the Note and any other indebtedness of the Borrower to the Lender hereunder or under any other Loan Document is outstanding and unpaid.

Section 12.05. Fees and Expenses. The Borrower will reimburse the Lender upon demand for

all reasonable out-of-pocket costs, charges and expenses of the Lender (including reasonable fees and disbursements of Lender's counsel) in connection with (i) the preparation, execution and delivery of this Agreement, the Note, and any other Loan Documents, (ii) any amendments, modifications, consents or waivers in respect thereof, (iii) any assumption of any portion thereof by any third party, and (iv) any enforcement thereof, including with respect to any taxes assessed against Lender as a result of any taking of collateral.

Section 12.06. Notice. All notices, requests, demands and other communications provided for hereunder or in any of the other Loan Documents shall be in writing (including telegraphic communication) and mailed by certified or registered mail or telegraphed or delivered to the applicable party at the address first above written, or, as to each party, at such other address as shall be designated by such parties in a written notice to the other party complying as to delivery with the terms of this Section. All such notices, requests, demands and other communications shall, when mailed or telegraphed, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

Section 12.07. Successors and Assigns. Except as herein provided, this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors and assigns. Notwithstanding the foregoing, except as otherwise set forth herein, Borrower or any other person other than Lender, without the prior written consent of the Lender, which consent may be withheld in Lender's sole discretion, may not assign, transfer or set over to another person, in whole or in part, all or any part of its benefits, rights, duties and obligations hereunder, including, without limitation, performance of and compliance with conditions hereof and the right to receive the proceeds of current or future advances.

Section 12.08. Severability. Any provision of this Agreement or of any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 12.09. Merger. This Loan Agreement and the other Loan Documents embody the entire agreement and understanding between Borrower and Lender, and supersede all prior agreements and understandings, oral or written, between Borrower and Lender, relating to the subject matter of this Loan Agreement.

Section 12.10. Consent to Jurisdiction Borrower and Lender hereby consent, to the extent that they may lawfully do so, to the jurisdiction of (a) the courts of the State of Indiana and the United States Court for the Southern District of such state, as well as to the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of its obligations arising hereunder or under any of the Loan Documents or with respect to the transactions contemplated hereby or thereby, and expressly waive any and all objections it may have as to venue in any such courts. BORROWER ALSO WAIVES TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE LOAN DOCUMENTS.

IN WITNESS WHEREOF, this Agreement has been executed the day and year first above written.

The Estridge Group, Inc.

By: *[signature]*

Its: CFO

Paul E. Estridge Corp.

By: *[signature]*

Its: CFO

"Borrower"

FIRST INDIANA BANK, N.A.

By: ______________________________

Vicki L. Hensley, Vice President

" Lender "

Exhibit "A"

Exhibit 6.11

Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006

ELEVENTH LOAN MODIFICATION AGREEMENT

This Eleventh Loan Modification Agreement is dated ___________, 2006, between **The Estridge Group, Inc.**, an Indiana corporation and **Paul E. Estridge Corp.**, an Indiana corporation having their principal office at 1041 West Main Street, Carmel, Indiana 46032 (individually and collectively, the "Borrower"), **Paul E. Estridge, Jr.**, an adult and resident of the State of Indiana, and **Estridge Development Company, Inc.**, an Indiana corporation (individually and collectively, the "Guarantor"), and **FIRST INDIANA BANK, N.A.**, a national banking association (the "Bank").

RECITALS:

1. To evidence a secured revolving line of credit loan which Bank has extended to Borrower (the "Loan"), Borrower has executed and delivered to Bank an Amended and Restated Revolver Promissory Note dated as of August 31, 2004, in the total principal amount of Seventeen Million Dollars ($17,000,000), (the "Note"), together with a Loan Agreement dated as of March 20, 2004, as amended, including, without limitation, by this Eleventh Loan Modification Agreement (collectively, the "Loan Agreement"). All capitalized terms used but not defined herein shall have the meaning given therefor in the Loan Agreement.

2. As part of the security for the Loan, each Guarantor executed and delivered to Bank their respective Guaranty dated as of March 20, 2002 (individually and collectively, the "Guaranty").

3. By this Agreement, the parties wish to modify and amend certain terms of the Loan Documents, subject to the terms and provisions hereof.

NOW, THEREFORE, because the foregoing Recitals are true, and in consideration of the premises and the continued financial accommodations by Bank to Borrower pursuant to the Loan Documents, the parties hereby agree as follows:

1. Maximum Loan Amount. The definition of "Maximum Loan Amount" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

   "Maximum Loan Amount" means the maximum principal amount of Twenty Two Million Dollars ($22,000,000).

2. Note. The definition for "Note" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

   "Note" means a Second Amended and Restated Revolver Promissory Note dated as of ___________, 2006, executed by Borrower and delivered to Lender in the aggregate principal amount of Twenty Two Million Dollars ($22,000,000), together with any and all renewals, modifications, amendments or supplements thereto.

3. Contract Borrowing Base. The definition for "Contract Borrowing Base" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

"Contract Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot times (b) the lesser of (i) 80% of Appraised Value, or (ii) 100% of the Lot Budget as defined in Section 4.01(b), or (iii) 80% of the total consideration to be received by Borrower pursuant to a Sales Contract for each Lot and Improvements located or to be constructed thereon pursuant to Sales Contracts and which satisfy the conditions of Section 5.01, Section 5.02 and Section 5.03 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the Maximum Loan Amount less the aggregate outstanding principal balance of the Lot Loans and Spec Loans at ay time.

4. Contract Loan. The definition for "Contract Loan" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

"Contract Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon pursuant to Sales Contracts, the aggregate outstanding principal balance of which shall at no time exceed the Maximum Loan Amount less the aggregate outstanding principal balance of the Lot Loans and Spec Loans at any time.

5. Lot Borrowing Base. The definition for "Lot Borrowing Base" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

"Lot Borrowing Base" means, at any time, the sum of the lesser of (i) eighty percent (80%) of Appraised Value, or (ii) eighty percent (80%) of Borrower's acquisition costs for each Lot held by Borrower as inventory which satisfies the conditions of Section 5.01 of this Agreement, is determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the Maximum Loan Amount less the aggregate outstanding principal amount of the Contract Loans and the Spec Loans at any time.

6. Lot Loan. The definition for "Lot Loan" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

"Lot Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots held by Borrower in inventory, the aggregate outstanding principal of balance of which shall at no time exceed the Maximum Loan Amount less the aggregate outstanding principal balance of the Contract Loans and Spec Loans at any time.

7. Maturity Date. The definition for "Maturity Date" in Section 1.01 of the Loan Agreement is hereby amended to be June 1, 2007, rather than July 1, 2006.

8. Spec Borrowing Base. The definition for "Spec Borrowing Base" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

"Spec Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot, times (b) the lesser of (i) eighty percent (80%) of Appraised Value or (ii) one hundred percent (100%) of the Lot Budget as defined in Section 4.01(b), for each Lot and Improvements located or to be constructed thereon as speculative or model homes which satisfy the conditions of Section 5.01 and Section 5.02 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal amount of Seven Million Dollars ($7,000,000.00) at any time.

9. Spec Loan. The definition for "Spec Loan" in Section 1.01 of the Loan Agreement is hereby deleted in its entirety and replaced by the following:

"Spec Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon for which there is no Sales Contract, the aggregate outstanding principal of which shall at no time exceed Seven Million Dollars, ($7,000,000.00).

10. A new subsection 5.02(d) is hereby added to the Loan Agreement as follows:

Any Spec Loan not repaid in full within eighteen (18) months of the advance thereof will be removed from the Borrowing Base and refinanced with Lender as a separate loan not a part of the Loan upon terms and conditions satisfactory to Lender.

11. Modification Fee. On the date hereof and in consideration of Bank's agreement to modify the Loan as set forth in this Agreement, Borrower shall pay to Bank a modification and extension fee in the amount of Fifteen Thousand Dollars ($15,000.00) (the "Modification Fee").

12. Waiver of Stay. Borrower hereby agrees that, in consideration of the recitals and mutual covenants contained herein, and for other good and valuable consideration, including the forbearance of Bank from exercising its rights and remedies otherwise available to it under the Mortgage and the other documents executed by Borrower and Guarantor, as hereby amended, the receipt and sufficiency of which are hereby acknowledged, in the event Borrower, Guarantor or any general partner of Borrower shall (i) file with any bankruptcy court of competent jurisdiction or be the subject of any petition under the U.S. Code, as amended, (ii) be the subject of any order for relief issued under the U.S. Code, as amended, (iii) file or be the subject of any petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, or other relief for debtors, (iv) have sought or consented to or acquiesced in the appointment of any trustee, receiver, conservator, or liquidator, (v) be the subject of any order, judgment, or decree entered by any court of competent jurisdiction approving a petition filed against such party for any reorganization, arrangement, composition, readjustment,

liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, or relief for debtors, Bank shall thereupon be entitled to relief from any automatic stay imposed under the U.S. Code, as amended, or otherwise, on or against the exercise of the rights and remedies otherwise available to Bank as provided in the Mortgage and the other loan documents executed in connection with the Loan, as hereby amended, and as otherwise provided by law.

13. Loan Documents Modified. All references in each Loan Document to the "Maturity Date" shall mean and be deemed to refer to the Maturity Date as defined herein. All references in each of the Loan Documents to the "Non-Default Rate" shall mean and be deemed to refer to the Non-Default Rate as defined herein. The Note, Loan Agreement, and all Loan Documents shall each be deemed to be modified to reflect the provisions of the Eleventh Loan Modification Agreement and a default under this Eleventh Loan Modification Agreement shall constitute a default under the Note, Loan Agreement, and all Loan Documents, each as modified hereby.

14. All Other Terms Remain in Force. In all other respects, the Note, Loan Agreement, and all other Loan Documents shall remain the same and in full force and effect.

15. Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any counterpart, each of which, when executed and delivered, will be deemed to be an original and all of which counterparts, when taken together, will be deemed to be but one and the same instrument.

16. Joint and Several. All obligations, covenants and agreements of Borrower hereunder and under the Loan Documents are true joint and several obligations, covenants and agreements of each entity comprising Borrower.

17. Representations and Warranties. The representations and warranties of Borrower in the Loan Documents are reaffirmed and are true and correct as of the date of the date of this Eleventh Loan Modification Agreement. No Event of Default or Unmatured Default (as each such term is defined in the Loan Agreement) has occurred or is continuing. Borrower does not have any claims, offsets or defenses of any kind or nature against Bank or any agent, employee, officer or director of Bank, directly or indirectly, related to or arising from the Loan. All representations and warranties of Borrower made herein shall survive the execution and deliver of this Eleventh Loan Modification Agreement. Borrower will pay all costs and expenses, including reasonable attorneys' fees, incurred by Bank in connection with this Eleventh Loan Modification Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

THE ESTRIDGE GROUP, INC.	FIRST INDIANA BANK, N.A.
By: [signature]	By:____________
Paul J. Hayes, CFO	Esther L. Carter, Regional Vice President

782821v1

"Borrower"

"Bank"

PAUL E. ESTRIDGE CORP.

By: ____________________
Paul J. Hayes, CFO

"Borrower"

782821v1

CONSENT OF GUARANTOR(S)

The undersigned, as Guarantor(s) under those certain Guaranties dated March 20, 2002 (collectively, the "Guaranty"), hereby consent(s) to the foregoing Eleventh Loan Modification Agreement and agree(s) to be bound by the terms thereof and of the Loan Documents, as modified by the foregoing Eleventh Loan Modification Agreement, including, without limitation, the increase in the Maximum Loan Amount to the aggregate amount of Twenty Two Million Dollars ($22,000,000), the payment of which the Guarantor(s) hereby jointly and severally guarantee pursuant to the terms of the Guaranty and agree(s) that their obligations under the Guaranty continue in full force and effect except as specifically so modified.

ESTRIDGE DEVELOPMENT COMPANY, INC.

____
Paul E. Estridge, Jr., Individually

By: ________________________
Paul J. Hayes, CFO

"Guarantor(s)"

782821v1

Exhibit 6.12

First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006

This Second Amended and Restated Revolver Promissory Note amends, increases, restates and renews an existing Amended and Restated Revolver Promissory Note from the undersigned to the Bank in the original principal amount of $17,000,000.00 dated August 31, 2004, as amended.

FIRST INDIANA BANK, N.A.
SECOND AMENDED AND RESTATED
REVOLVER PROMISSORY NOTE

Loan No. 2336-0001
$22,000,000.00 Date: July_____, 2006

For value received, the undersigned, **The Estridge Group, Inc.**, an Indiana corporation and **Paul E. Estridge Corp.**, an Indiana corporation (individually and collectively, the "Borrower"), promises to pay to the order of FIRST INDIANA BANK, N.A., a national banking association (the "Bank"), at its office at 135 North Pennsylvania Street, Indianapolis, Indiana 46204, or at such other place or to such other party as Bank may from time to time designate to Borrower in writing, the principal sum of **Twenty-Two Million and 00/100 Dollars ($22,000,000.00)**, or such lesser amount as may be outstanding hereunder, together with per annum interest on the outstanding principal balance existing from time to time from the date hereof as hereinafter provided, all without relief from valuation and appraisement laws.

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. The following terms wherever used in this Note shall have the following meanings and all capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Loan Agreement:

"Business Day" means any day other than a Saturday, Sunday or a public holiday or the equivalent for banks generally under the laws of the State of Indiana.

"Default Rate" has the meaning set forth for such expression in Section 2.01.

"Event of Default" has the meaning set forth for such expression in the Loan Agreement.

"Immediately Available Funds" means with respect to any payment legal tender of the United States (cash) or delivery of a receipt from a national bank of wired funds into the Bank's account through the Federal Reserve System of the United States.

"Loan Agreement" means that certain Loan Agreement dated as of March 20, 2002, as amended, by and between Borrower and Bank, together with all renewals, amendments,

modifications and supplements thereto, including, without limitation, the Eleventh Loan Modification Agreement of even date herewith by and between Borrower and Bank. "Loan Documents" has the meaning set forth for such expression in the Loan Agreement.

"Loan Payment Date" means the twentieth (20th) day of each calendar month commencing July 20, 2006 and continuing through the Maturity Date, but see Section 2.03 for a change of such day if it is not a Business Day.

"Maturity Date" means June 1, 2007.

"Maximum Rate" means the maximum rate of interest from time to time which is not prohibited under federal or any other law applicable to the indebtedness of Borrower evidence by this Note.

"Non-Default Rate" has the meaning set forth for such expression in Section 2.01.

"Prime rate" means for each day the per annum rate of interest most recently announced publicly by Bank as its prime rate prior to 12:01 A.M. of such day.

"Section" means a numbered section of this Note, unless another document is specifically referenced.

"Unmatured Default" means an event which but for the passage of time or the giving of notice, or both, would constitute an Event of Default.

ARTICLE II
TERMS OF THE NOTE

Section 2.01. Interest. The sums advanced hereunder shall bear per annum interest on the outstanding principal balance existing hereunder as follows: (a) so long as there is no existing Event of Default, at the rate equal to the Prime Rate (such rate existing from time to time referred to as the "Non-Default Rate"); and (b) while there exists an Event of Default during the period after a Loan Payment Date that the payment due on such date remains unpaid (whether or not such delinquency constitutes an Event of Default), equal to the applicable Non-Default Rate, plus five percent (5.00%) (such rate existing from time to time referred to as the "Default Rate"). Interest shall be calculated on the basis of a 360 day year counting the actual number of days elapsed in the applicable month. Interest will not accrue on principal paid for the day on which it is paid (but see Section 2.03 for determination of when a payment is deemed paid).

In no event, however, shall the rate of interest charged hereunder exceed the Maximum Rate. All agreements between the Borrower and Bank, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no event, whether by reason of acceleration of the maturity hereof or otherwise, shall the amount paid or agreed to be paid to the Bank for the use, forbearance or detention of the money to be loaned hereunder otherwise

exceed the Maximum Rate. If fulfillment of any provisions hereof or of any Loan Document or other document evidencing or securing this Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then ipso facto, the obligation being fulfilled shall be reduced to the limit of such validity; and if the Bank shall ever receive anything of value deemed to be interest under applicable law which would exceed interest at the Maximum Rate, an amount equal to such excessive interest shall be applied to the reduction of the principal amount of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of this Note, such excess shall be refunded to the Borrower.

Section 2.02. Maturity. The Note shall mature on the Maturity Date.

Section 2.03. Regular Payments. Interest only shall be paid on each Loan Payment Date until the Maturity Date, at which time the entire outstanding principal balance hereof, together with all accrued and unpaid interest hereon, shall become due and payable in full. Each payment shall be in the amount of all interest accrued on the amount outstanding hereunder during the immediately preceding calendar month. All other fees and payments payable by Borrower under the Loan Agreement shall be paid in the amounts and at the times and with allocation between principal and interest as provided in the Loan Agreement.

The amount of each payment hereunder shall be made to the Bank in Immediately Available Funds (but for any regular monthly installment for which there exists no Event of Default or Unmatured Default, a check of Borrower on an Indianapolis financial institution will be acceptable) not later than 4:00 P.M. Indianapolis time, on the Loan Payment Date for such payment. All payments received after 4:00 P.M. Indianapolis time, on any Business Day, shall be deemed received (and paid) on the next succeeding Business Day. If a Loan Payment Date is not a Business Day, however, the Loan Payment Date will be changed to the next succeeding Business Day. Except as otherwise provided herein, each installment or other payment hereunder shall be applied to the payment of accrued interest with the balance applied to principal; provided, however, that any payment may be applied, at the option of Bank, to the repayment of any sums advanced by Bank for the payment of taxes, assessments, insurance premiums, or other advances authorized pursuant to the Loan Agreement and with other Loan Documents, or Bank may require said sums so advanced to be repaid with interest at the Default Rate, in addition to the such monthly payment.

Section 2.04. Late Charge. In the event any installment hereunder is not received by Bank within fifteen (15) days of its due date of such installment (whether or not such delinquency constitutes an Event of Default) and the same is subsequently accepted by Bank, Borrower shall immediately pay to Bank a late charge in the amount of five percent (5.00%) of such delinquent installment and a minimum of $25.00.

ARTICLE III
INCORPORATED DOCUMENTS

Section 3.01. Loan Documents Incorporated. This Note is secured by and made pursuant to the Loan Documents, to which Loan Documents and all supplements thereto reference is made for the further description of the terms of the subject loan transaction, the description of the property securing this Note, the nature and extent of the security, and the rights of the Bank with respect to the security.

ARTICLE IV
ACCELERATION

Section 4.01. Acceleration. Upon the occurrence of an Event of Default, the entire principal sum outstanding hereunder, together with all accrued interest thereon and any late charges, shall, at the option of the Bank, become immediately due and payable without notice, and said indebtedness may be collected and the Loan Documents enforced by appropriate proceedings in law or equity. No delay on the part of the Bank in exercising said option shall operate as a waiver, or preclude exercise of such option during the existence of such Event of Default or upon the occasion of later Event of Default.

ARTICLE V
ENFORCEMENT COSTS

Section 5.01. Enforcement Costs, Borrower aggress to pay immediately upon demand all costs and expenses of Bank, including, without limitation, reasonable attorney fees, paraprofessional and secretarial costs, research, postage, communications and travel expenses and costs associated with title insurance, surveys, and environmental testing, remediation, and clean up. (i) if, after an Event of Default, this Note be placed in the hand of an attorney or attorneys for collection, (ii) if Bank finds it necessary or desirable upon an Event of Default to secure the services or advise of one or more attorneys with regard to collection of this Note against Borrower, any guarantor or any other party liable therefore or for protection of its rights under this Note, the Loan Agreement or any other Loan Document or (iii) if Bank seeks to have the collateral under the Loan Documents, or any part thereof, abandoned by any estate in bankruptcy, or attempts to have any stay or injunction prohibiting the enforcement or collection of the Note or prohibiting the enforcement of the Loan Agreement or any other Loan Document lifted by any bankruptcy or other court, and any subsequent proceeding or appeals from any order or judgment entered in any such proceeding. If Bank shall be made a party to or shall intervene in any action or proceeding, whether in court or before any governmental authority, affecting any collateral under the Loan Documents or the title thereto or the interest of the Bank under any collateral under the Loan Documents, Bank shall be reimbursed by Borrower immediately upon demand for all costs, charges, and attorneys' fees incurred by Bank in any such case, and the same shall be secured by the Loan Documents as a further charge and lien upon the collateral.

ARTICLE VI
WAIVERS

Section 6.01. Waivers, The Bank, at its option, may make extensions of the time for the payment of the indebtedness, or reduce the payment thereon, release any collateral securing such indebtedness, or accept a renewal note or notes therefore, all without notice, and the Borrower and endorsers hereby consent to any such extensions, reductions or renewals, all without notice, and agree that any such action shall not release them from any liability hereunder. the Borrower and endorsers jointly and severally waive presentment for payment, notice of dishonor, notice of nonpayment of this Note, and diligence in the collection thereof as conditions of liability under this instrument.

ARTICLE VII
NOTICES

Section 7.01. Notices hereunder shall be given as provided for notices in the Loan Agreement.

ARTICLE VIII
RIGHTS OF BANK ASSIGNABLE

Section 8.01. Successors and Assigns. The rights of Bank hereunder are freely assignable by Bank, and upon such assignment, such successors and assigns shall succeed to Bank's rights.

ARTICLE IX
REVOLVING CREDIT

Section 9.01 Revolving Line of Credit. This Note evidences a revolving line of credit in favor of Borrower established pursuant to the Loan Agreement and the maximum aggregate principal amount of all advances which may be outstanding thereunder at any time, subject to the terms and conditions of the Loan Agreement, and so long as no event of Default has occurred, Borrower may, in accordance with the terms of the Loan Agreement, borrow, repay and reborrow under such line of credit, and prepay all or any portion of this Note at any time without premium or penalty, provided that principal repayments under this Note will be made no more frequently than weekly.

[Signatures on the following page]

THE ESTRIDGE GROUP, INC.

By: ______________________
Paul J. Hayes, CFO

PAUL E. ESTRIDGE CORP.

By: ______________________
Paul J. Hayes, CFO

"Borrower"

Exhibit 9.1

Form of Escrow Agreement

ESCROW AGREEMENT

This ESCROW AGREEMENT (this "Agreement") is entered into as of ___________, 2007 by and among MAINSOURCE BANK, Greensburg, Indiana (the "Escrow Agent"), INDIANA SECURITIES, LLC (the "Placement Agent"), and THE ESTRIDGE GROUP, INC. (the "Company").

RECITALS:

WHEREAS, the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated Notes (the "Notes"), with the following interest rates and maturities:

Subordinated Notes	Interest Rate	Maturity
"Three Year Notes"	___ %	___________, 2010
"Five Year Notes"	___ %	___________, 2012
"Eight Year Notes"	___ %	___________, 2015

all as described in the offering statement on Form 1-A filed by the Company with the U.S. Securities and Exchange Commission ("SEC") on ___________, 2006, as amended at the time it shall be declared qualified by the SEC (the "Offering Statement"); and

WHEREAS, in connection with the proposed sale of such Notes, the Placement Agent has been appointed as the agent for the sale of such Notes on a "best efforts, minimum/maximum" basis pursuant to a Placement Agent Agreement between the Placement Agent and the Company (the "Agency Agreement"); and

WHEREAS, the offering period (the "Offering Period") for the Notes is scheduled to terminate sixty (60) days after the Form 1-A has been qualified by the SEC, unless extended for up to an additional thirty (30) days (such date, as extended, being referred to herein as the "Termination Date"); and

WHEREAS, under the terms of the Agency Agreement, the Company and the Placement Agent propose to establish an escrow account for the deposit of all proceeds from subscriptions for the Notes with the Escrow Agent; and

WHEREAS, the Escrow Agent desires to act as escrow agent in connection with the proposed offering of the Notes; and

WHEREAS, all capitalized terms used and not defined herein shall have the meanings ascribed to them in the Agency Agreement which, by this reference, is incorporated herein.

NOW, THEREFORE, in consideration of the mutual promises herein contained and each act done pursuant hereto, the parties hereto agree as follows:

1. **Appointment of Escrow Agent.** The Company and the Placement Agent hereby appoint the Escrow Agent to act as escrow agent hereunder, and the Escrow Agent hereby accepts such appointment, for the purpose of receiving and disbursing the proceeds from subscriptions for the Notes in accordance with the terms and conditions set forth herein. The Placement Agent shall instruct subscribers for the Notes to make checks for subscriptions payable to "The Estridge Group, Inc. Escrow Account" and any checks not so payable shall be promptly returned to the Placement Agent by the Escrow Agent.

2. **Deposit of Funds.** The Placement Agent will, in accordance with the provisions of the Agency Agreement, from time to time during the Offering Period, promptly deposit after receipt, and in any event not later than 12 o'clock noon on the first business day following receipt, such amounts as it receives from subscribers in payment for the Notes in an escrow account (the "Escrow Account"), which shall be known as "The Estridge Group, Inc. Escrow Account" to be established for this purpose by the Escrow Agent as soon as possible after the date hereof. Concurrently with the making of each such deposit, the Placement Agent shall deliver to the Escrow Agent and mail a copy thereof to the Company a statement setting forth the name and address of each Subscriber whose payment is then being deposited, the social security number or tax identification number of each such Subscriber, the amount received from each such Subscriber, and the aggregate principal amount and tenor of Notes that each such Subscriber has agreed to purchase. The Escrow Agent shall retain such statements throughout the term of this Agreement.

3. **Investment of Escrowed Funds.** From time to time, after the first deposit of any funds pursuant to Section 2 hereof and until such time as all funds being held by the Escrow Agent have been disbursed pursuant to Section 4 hereof, the Placement Agent may, in its sole discretion, instruct the Escrow Agent in writing to, and the Escrow Agent thereupon shall, invest such amounts being then held by the Escrow Agent in such of the following securities, and in such proportion and maturing at such times, as the Placement Agent shall specify in its written instructions to the Escrow Agent:

(a) direct obligations, which mature before the Closing Time (as defined below), of the United States of America or any instrumentality thereof, for the payment of which the full faith and credit of the United States of America is pledged; or

(b) certificates of deposit, which mature before the Closing Time, of banks (including the Escrow Agent) organized under the laws of the United States of America or any state thereof; or

(c) bank accounts, including savings accounts and bank money market accounts.

The Escrow Agent shall present for redemption any obligation so purchased or sell any such obligation in every case upon the direction of the Placement Agent. Obligations so purchased as an investment of monies in the Escrow Account shall be deemed at all times to be a part of such Escrow Account, and the interest accruing thereon shall be credited to such Escrow Account for the account of the Investors whose funds were thus invested. If Placement Agent so directs in writing, the Escrow Agent may make any and all investments permitted by this Section through

its own bond or investment department. None of the Escrow Agent, the Company, or the Placement Agent will be responsible for any loss suffered from any investment of funds in the Escrow Account.

4. **Disbursement of Funds.**

(a) In the event that (i) $2,650,000 in Notes have been subscribed for on or before the Termination Date, (ii) the Escrow Agent shall have received cleared funds into the Escrow Account with respect to such subscriptions on or before the Termination Date, and (iii) the Placement Agent and the Company jointly shall have advised the Escrow Agent in writing that all conditions precedent to the closing of the sale of the Notes in accordance with the Agency Agreement and the Offering Statement (the "Closing") have been satisfied or waived, then the Placement Agent and the Company shall arrange for the Closing. The time and date of the Closing shall be referred to herein as the "Closing Time." The Placement Agent shall give oral notice of the Closing Time to the Escrow Agent at least two business days before the Closing Time, which notice shall direct the Escrow Agent to present for redemption or sell any obligation purchased with funds in the Escrow Account pursuant to Section 3 hereof. The Escrow Agent thereafter shall present for redemption or sell all obligations held in the Escrow Account, as directed by such notice. Such oral notice shall be confirmed in writing on or before the Closing Time.

(b) At the Closing Time, the Escrow Agent shall remit to the Company (or to such persons as the Company may direct in writing) the portion of the cash then being held by the Escrow Agent as part of the Escrow Account representing funds collected from Subscribers in payment of the purchase price for the Notes. In addition, at the Closing Time, the Escrow Agent shall deduct the fees to which it is entitled pursuant to Section 6 hereof from investment interest earned pursuant to Section 3 hereof, if any. The Escrow Agent shall allocate any remaining investment earnings ("Net Interest") then being held by the Escrow Agent as part of the Escrow Account among all Subscribers on a pro rata basis reflecting the amount of each Subscriber's deposit and the number of days the Escrow Agent shall have held such deposit under this Agreement in accordance with a calculation provided by Placement Agent. The Escrow Agent shall distribute to all Subscribers their pro rata portion of Net Interest within thirty days after the Closing Time in accordance with Section 4(e) hereof.

(c) In the event that, before Closing Time, the Escrow Agent shall have received written advice from the Placement Agent or the Company that the funds of named Subscribers should be returned, the Escrow Agent shall return all or the specified part of the funds deposited for the account of each such Subscriber pursuant to Section 2 hereof to such Subscribers in accordance with Section 4(e) hereof within three business days of receipt of such notice. The Escrow Agent shall return such funds without interest or deduction, unless it shall have been instructed to invest funds in the Escrow Account pursuant to Section 3 hereof, in which case it shall also return to such Subscriber a pro rata portion of the interest, if any, earned on such funds (without deduction for escrow fees), allocated in accordance with Section 4(b) hereof and the amount of fees of the

Escrow Agent allocable to such Subscriber's payment (or such portion of such Subscriber's payment) shall be paid by the Company.

(d) In the event that the Closing shall not have been consummated on or before the Termination Date, then the Escrow Agent shall return as promptly as practicable the funds theretofore received pursuant to Section 2 hereof to all of the Subscribers in accordance with Section 4(e) hereof. In each such case, the Escrow Agent shall so return such funds without interest or deduction, unless it shall have been instructed to invest the funds in the Escrow Account pursuant to Section 3 hereof, in which case it shall also return to each such Subscriber a pro rata portion of the Net Interest earned, if any, on such funds, calculated and allocated in accordance with Section 4(b) hereof.

(e) All funds that the Escrow Agent is required to distribute to Subscribers pursuant to subsections (b), (c), and (d) of this Section 4 shall be paid by check mailed to each such Subscriber at its respective address provided pursuant to Section 2 hereof by the date specified in subsections (b), (c), and (d), as the case may be. Within three business days of any distribution or transfer of funds to Subscribers, the Escrow Agent shall provide to the Company and the Placement Agent a check register indicating the recipients and amounts of such disbursements.

5. **Termination of Liabilities.**

(a) The obligations and liabilities of the Escrow Agent hereunder (except its obligations under Section 10 hereof) will terminate on the earliest to occur of (i) the date on which all of the funds deposited in or earned upon the Escrow Account have been released and disbursed as provided in Section 4 hereof, or (ii) the effective date of the resignation of the Escrow Agent pursuant to Section 7(k) hereof.

(b) Irrespective of the date on which the obligations and liabilities of the Escrow Agent hereunder shall be terminated, the rights of the Escrow Agent and the obligations of the other parties hereto under Sections 6 and 7 hereof shall survive such termination.

6. **Compensation of Escrow Agent.** For its services rendered under this Agreement, the Escrow Agent shall receive compensation in accordance with its standard fee schedule. The fees of the Escrow Agent set forth in this Section 6 shall be paid first by deduction from any interest earned on escrowed funds of Subscribers, prior to disbursement of such funds in accordance with Section 4 hereof, and, in the event that the total of such fees exceeds the total interest earned on escrowed funds of Subscribers, the amount of such excess shall be paid by the Company after all funds held in the Escrow Account have been disbursed; it being expressly understood and agreed that under no circumstances shall the fees and expenses of the Escrow Agent be charged to or taken from Subscriber funds deposited into the Escrow Account.

7. **Exculpation and Indemnification of Escrow Agent.** It is understood and agreed that the Escrow Agent shall:

(a) be under no duty to enforce payment of any purchase price that is to be paid to and held by it hereunder, but shall be obligated immediately to notify the Placement Agent and the Company in writing of the name of any Subscriber whose payment was entered for collection and found to be uncollectible;

(b) promptly notify the Placement Agent of any discrepancy between the amount of any payments set forth in any information delivered to the Escrow Agent by the Placement Agent, and the sum or sums delivered therewith;

(c) be under no duty to accept instructions from any person other than the Placement Agent or the Company and then only to the extent and in the manner provided in this Agreement;

(d) be protected in acting upon any notice, opinion, request, instruction, certificate, approval, consent, or other instrument believed by it to be genuine and to be signed by the proper party or parties, and, in the case of notice, request, or instruction required hereunder to be given by the Placement Agent or Company, be protected in acting upon such instrument if given by the Placement Agent or the Company, as the case may be, in the manner provided in this Agreement;

(e) be deemed conclusively to have given and delivered any notice required to be given or delivered hereunder if the same is in writing, signed by any one of its authorized officers and (i) mailed, by registered or certified mail, postage prepaid, or (ii) hand delivered, in a sealed wrapper, with a manual receipt given by or on behalf of the addressee, addressed as follows:

If to the Company:

The Estridge Group, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Attention: Paul J. Hayes

If to the Placement Agent:

Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Attention: Frank D. Neese

(f) be indemnified and held harmless jointly and severally by the other parties hereto against any claim made against it by reason of its acting or failing to act in connection with any of the transactions contemplated hereby and against any loss, liability, or expense, including the expense of defending itself against any claim of liability it may sustain in carrying out the terms of this Agreement, except such claims which are occasioned by its bad faith, gross negligence, or willful misconduct; provided, however, that promptly after the receipt by the Escrow Agent of notice of any demand or

claim or the commencement of any action, suit, or proceeding, the Escrow Agent shall, if a claim in respect thereof is to be made against any of the other parties hereto, notify such other parties thereof in writing; and, provided, further, that the indemnitors hereunder shall be entitled, jointly or severally and at their own expense, to participate in or assume the defense of any such action, suit, or proceeding;

(g) have no liability or duty to inquire into the terms and conditions of the various Subscriber Documents, the Agency Agreement, the Offering Statement, or any of the exhibits annexed thereto, its duties under this Agreement being purely ministerial in nature;

(h) be permitted to consult with counsel of its choice, including in-house counsel, and shall not be liable for any action taken, suffered, or omitted by it in good faith in accordance with the written advice of such counsel; provided, however, that nothing contained in this subsection (h), nor any action taken by the Escrow Agent, or by any counsel, shall relieve the Escrow Agent from liability for any claims that are occasioned by its bad faith, gross negligence, or willful misconduct, all as provided in subsection (f) above;

(i) not be bound by any modification, amendment, termination, cancellation, rescission, or supersession of this Agreement, unless the same shall be in writing and signed by the parties hereto;

(j) if and to the extent it is uncertain as to its duties and rights hereunder, be entitled to refrain from taking any action other than to keep all property held by it in escrow until it shall be directed otherwise in writing by the Placement Agent and the Company, or by a final judgment by a court of competent jurisdiction or by an arbitration panel; and

(k) have the right, upon not less than thirty (30) days written notice to the Company and the Placement Agent, to resign as Escrow Agent hereunder and in such event shall transfer all funds and documents being held pursuant to the terms of this Agreement, including all accrued interest, to such bank as shall be designated in writing by the Placement Agent and the Company.

8. **Notices.** Except as provided to the contrary in this Agreement, all requests, notices, or other communications hereunder to the Escrow Agent shall be given either (i) by registered or certified mail, postage prepaid or (ii) by hand delivery in a sealed envelope with a manual receipt given by or on behalf of the addressee, in each case to the address of the Escrow Agent as follows:

MainSource Bank
Attention: Corporate Trust
112 North Meridian Street
Portland, Indiana 47371

9. **Status of Escrow Agent.** The Escrow Agent represents that it is a "bank" within the meaning of Section 3(a)(6) of the Securities Exchange Act of 1934 as amended.

10. **Commissioner Consent**. No amendment or modification of this Agreement shall be effective for any purpose unless consented thereto in writing by the Indiana Securities Commissioner.

11. **Miscellaneous**. Nothing in this Agreement is intended to or shall confer upon anyone other than the parties hereto any legal or equitable right, remedy, or claim. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same Agreement. This Agreement shall be governed by, and its provisions construed in accordance with, the laws of the State of Indiana (other than the choice of law rules thereof) and may be amended or modified only in a writing signed by each of the parties hereto.

THE ESTRIDGE GROUP, INC.

By: ______________________________
Paul Estridge, Jr., President

MAINSOURCE BANK

By: ______________________________
Pamela Schemenaur
Trust Officer/AVP

INDIANA SECURITIES, LLC

By: ______________________________
Frank D. Neese, President